As filed with the Securities and Exchange Commission on July 1, 2019

Registration No.          333-

811- 06459

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933	X
Pre-Effective Amendment No.
Post-Effective Amendment No.

and

REGISTRATION STATEMENT UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 91

MERRILL LYNCH LIFE VARIABLE ANNUITY

SEPARATE ACCOUNT A

(Exact Name of Registrant)

TRANSAMERICA LIFE INSURANCE COMPANY

(Name of Depositor)

(Former Depositor, Transamerica Advisors Life Insurance Company)

4333 Edgewood Road, NE

Cedar Rapids, IA 52499

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number: (319) 355-8511

Brian Stallworth, Esq.

Transamerica Life Insurance Company

c/o Office of the General Counsel

4333 Edgewood Road, N.E.

Cedar Rapids, IA 52499-4240

(Name and Address of Agent for Service)

Title of Securities Being Registered:          Flexible Premium Individual Deferred Variable Annuity Contracts

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration statement.

Registrant is filing this Registration Statement for the purpose of registering interests under Merrill Lynch Investor Choice AnnuitySM (Investor Series) variable annuity contracts (“Contracts”) on a new Form N-4. Interests under the Contracts were previously registered on Form N-4 (File No. 333-118362) and funded by Merrill Lynch Life Variable Annuity Separate Account A (File No. 811-06459). Upon effectiveness of the merger between Transamerica Advisors Life Insurance Company with and into Transamerica Life Insurance Company (“TLIC”), TLIC became the obligor of the Contracts and Merrill Lynch Life Variable Annuity Separate Account A was transferred intact to TLIC.

MERRILL LYNCH INVESTOR CHOICE ANNUITYSM (INVESTOR SERIES)

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Advisors Life Insurance Company)

Merrill Lynch Life Variable Annuity Separate Account A

Supplement Dated July 1, 2019

to the

Prospectus dated May 1, 2014

Home Office: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52249

Service Center: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

Phone: (800) 355-8511

Transamerica Life Insurance Company (“TLIC”) is amending the prospectus for Merrill Lynch Investor Choice AnnuitySM (Investor Series) contracts (the “Contracts”) to provide information regarding the merger (the “Merger”) of the issuer of your Contract, Transamerica Advisors Life Insurance Company (“TALIC”; formerly known as Merrill Lynch Life Insurance Company), with and into TLIC.

TALIC had stopped issuing new Contracts by 2009. Following the Merger, TLIC will not issue new Contracts.

Effective on or about July 1, 2019, TALIC merged with and into its affiliate TLIC. Before the Merger, TALIC was the issuer of the Contracts. Upon consummation of the Merger, TALIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TALIC, including Merrill Lynch Life Variable Annuity Separate Account A (the “Separate Account”) that funds the Contracts, and the assets of the Separate Account. As a result of the merger, TLIC became responsible for all liabilities and obligations of TALIC, including those created under the Contracts. The Contracts have thereby become flexible premium individual deferred variable annuity contracts funded by a separate accounts of TLIC.

The Merger did not affect the terms of, or the rights and obligations under your Contract, other than to change the insurance company that provides your Contract benefits from TALIC to TLIC. The Merger also did not result in any adverse tax consequences for any Contract owners, and Contract owners will not be charged additional fees or expenses as a result of the Merger. You will receive a Contract endorsement from TLIC that reflects the change from TALIC to TLIC. Until we amend all forms we use that are related to the Contracts, we may still reflect TALIC in correspondence and disclosure to you.

I. The following are the available investment options:

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
AIM Variable Insurance Funds (Invesco Variable Insurance Funds) – Series I Shares
Invesco V.I. Comstock Fund	Invesco V.I. Comstock Fund	Invesco Advisers, Inc.
Invesco V.I. Mid Cap Core Equity Fund	Invesco V.I. Mid Cap Core Equity Fund	Invesco Advisers, Inc.
AB Variable Products Series Fund, Inc. – Class A
AB International Value Portfolio	AB International Value Portfolio	AllianceBernstein L.P.
AB Small/Mid Cap Value Portfolio	AB Small/Mid Cap Value Portfolio	AllianceBernstein L.P.
AB Growth and Income Portfolio	AB Growth and Income Portfolio	AllianceBernstein L.P.
American Funds Insurance Series® – Class 2 Shares
American Funds – Asset Allocation Fund	American Funds – Asset Allocation Fund	Capital Research and Management CompanySM
American Funds – Bond Fund	American Funds – Bond Fund	Capital Research and Management CompanySM
American Funds – Growth Fund	American Funds – Growth Fund	Capital Research and Management CompanySM
American Funds – Growth–Income Fund	American Funds – Growth–Income Fund	Capital Research and Management CompanySM
American Funds – International Fund	American Funds – International Fund	Capital Research and Management CompanySM

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
BlackRock Variable Series Funds, Inc. – Class I Shares
BlackRock Advantage Large Cap Core V.I. Fund	BlackRock Advantage Large Cap Core V.I. Fund	BlackRock Advisors, LLC
BlackRock Advantage Large Cap Value V.I. Fund	BlackRock Advantage Large Cap Value V.I. Fund	BlackRock Advisors, LLC
BlackRock Advantage U.S. Total Market V.I. Fund	BlackRock Advantage U.S. Total Market V.I. Fund	BlackRock Advisors, LLC
BlackRock Basic Value V.I. Fund	BlackRock Basic Value V.I. Fund	BlackRock Advisors, LLC
BlackRock Capital Appreciation V.I. Fund	BlackRock Capital Appreciation V.I. Fund	BlackRock Advisors, LLC
BlackRock Global Allocation V.I. Fund	BlackRock Global Allocation V.I. Fund	BlackRock Advisors, LLC
BlackRock Government Money Market V.I. Fund	BlackRock Government Money Market V.I. Fund	BlackRock Advisors, LLC
BlackRock International V.I. Fund	BlackRock International V.I. Fund	BlackRock Advisors, LLC
BlackRock Large Cap Focus Growth V.I. Fund	BlackRock Large Cap Focus Growth V.I. Fund	BlackRock Advisors, LLC
BlackRock S&P 500 Index V.I. Fund	BlackRock S&P 500 Index V.I. Fund	BlackRock Advisors, LLC
BlackRock Variable Series Funds II, Inc. – Class I Shares
BlackRock High Yield V.I. Fund	BlackRock High Yield V.I. Fund	BlackRock Advisors, LLC
BlackRock Total Return V.I. Fund	BlackRock Total Return V.I. Fund	BlackRock Advisors, LLC
BlackRock U.S. Government Bond V.I. Fund	BlackRock U.S. Government Bond V.I. Fund	BlackRock Advisors, LLC
BlackRock Variable Series Fund, Inc. – Class III Shares
BlackRock Global Opportunities V.I. Fund	BlackRock Global Opportunities V.I. Fund	BlackRock Advisors, LLC
Davis Variable Account Fund, Inc.
Davis Value Portfolio	Davis Value Portfolio	Davis Selected Advisers, LP
Eaton Vance Variable Trust
Eaton Vance VT Floating-Rate Income Fund	Eaton Vance VT Floating-Rate Income Fund	Eaton Vance Management
Federated Insurance Series – Primary Shares
Federated Managed Volatility Fund II	Federated Managed Volatility Fund II	Federated Equity Management Company of Pennsylvania
Federated Kaufmann Fund II	Federated Kaufmann Fund II	Federated Equity Management Company of Pennsylvania
Franklin Templeton Variable Insurance Products Trust – Class 2 Shares
Templeton Growth VIP Fund	Templeton Growth VIP Fund	Templeton Global Advisors Limited
Janus Aspen Series - Service Shares
Janus Henderson Forty Portfolio	Janus Henderson Forty Portfolio	Janus Capital Management LLC
Oppenheimer Variable Account Funds - Series II
Invesco Oppenheimer Main Street Fund	Invesco Oppenheimer Main Street Fund	OppenheimerFunds, Inc.
PIMCO Variable Insurance Trust - Administrative Class Shares
CommodityRealReturn® Strategy Portfolio	CommodityRealReturn® Strategy Portfolio	Pacific Investment Management Company LLC
Low Duration Portfolio	Low Duration Portfolio	Pacific Investment Management Company LLC
Real Return Portfolio	Real Return Portfolio	Pacific Investment Management Company LLC
Total Return Portfolio	Total Return Portfolio	Pacific Investment Management Company LLC

Pioneer Variable Contracts Trust - Class II Shares
Pioneer High Yield VCT Portfolio	Pioneer High Yield VCT Portfolio	Amundi Pioneer Investment Management, Inc.
Pioneer Real Estate Shares VCT Portfolio	Pioneer Real Estate Shares VCT Portfolio	Amundi Pioneer Asset Management, Inc.
Transamerica Funds - Class A Shares
TA Asset Allocation - Conservative	Transamerica Asset Allocation- Conservative	J.P. Morgan Investment Management, Inc.
TA Asset Allocation - Moderate	Transamerica Asset Allocation- Moderate	J.P. Morgan Investment Management, Inc.
TA Asset Allocation - Moderate Growth	Transamerica Asset Allocation- Moderate Growth	J.P. Morgan Investment Management, Inc.
TA Multi-Managed Balanced	Transamerica Multi-Managed Balanced	J.P. Morgan Investment Management, Inc. and Aegon USA Investment Management, LLC

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
Transamerica Series Trust - Initial Class
TA Jennison Growth	Transamerica Jennison Growth VP	Jennison Associates LLC
TA JPMorgan Enhanced Index	Transamerica JPMorgan Enhanced Index VP	J.P. Morgan Investment Management Inc.
TA T. Rowe Price Small Cap	Transamerica T. Rowe Price Small Cap VP	T. Rowe Price Associates, Inc.
Transamerica Series Trust - Service Class
TA Barrow Hanley Divided Focused	Transamerica Barrow Hanley Divided Focused VP	Barrow, Hanley, Mewhinney, & Strauss, LLC
TA BlackRock Smart Beta 40	Transamerica BlackRock Smart Beta 40 VP	BlackRock Investment Management, LLC
TA Janus Mid-Cap Growth	Transamerica Janus Mid-Cap Growth VP	Janus Capital Management LLC
TA Small/Mid Cap Value	Transamerica Small/Mid Cap Value VP	Systematic Financial Management L.P. & Thompson, Siegel & Walmsley LLC
TA TS&W International Equity	Transamerica TS&W International Equity VP	Thompson, Siegel & Walmsley LLC
TA WMC US Growth	Transamerica WMC US Growth VP	Aegon USA Investment Management, LLC
Wanger Advisors Trust
Wanger International	Wanger International	Columbia Wanger Asset Management, LLC
Wanger USA	Wanger USA	Columbia Wanger Asset Management, LLC

II. The following hereby replaces the section of the prospectus describing the insurance company issuer of the Contracts:

Transamerica Life Insurance Company

Transamerica Life Insurance Company was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company, Inc. It is engaged in the sale of life and health insurance and annuity contracts. The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. The Company is licensed in the District of Columbia, Guam, Puerto Rico, the U.S. Virgin Islands, and all states except New York.

III. The following hereby replaces the Market Timing and Disruptive Trading section of the prospectus:

Market Timing and Disruptive Trading

Statement of Contract. This variable annuity was not designed to accommodate market timing or frequent or large transfers among the subaccounts or between the subaccounts and any fixed account investment option. (Both frequent and large transfers may be considered disruptive.)

Market timing and disruptive trading can adversely affect you, other owners, beneficiaries and underlying fund portfolios. The adverse effects may include: (1) dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”); (2) an adverse effect on portfolio management, such as (a) impeding a portfolio manager’s ability to seek or sustain an investment objective; (b) causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or (c) causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and (3) increased brokerage and administrative expenses. These costs are borne by all owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or potentially disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading or have concerns about our inability to detect or prevent any such trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine that you or anyone acting on your behalf is engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the premium payment or transfer, or series of premium payments or transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. Because determining whether to impose any such special restrictions depends on our judgment and discretion, it is possible that some owners could engage in disruptive trading that is not permitted for others. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more trades or variable insurance products that we believe are connected by owner or persons engaged in trading on behalf of owners.

In addition to our internal policies and procedures, we will administer your variable annuity to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers; or
•

expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions imposed by the underlying funds or our competitors may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur despite the imposition of a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by owners (or those acting on their behalf ) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for less than a certain period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Owners should be aware that we do not monitor transfer requests from owners or persons acting on behalf of owners against, nor do we apply, the frequent trading policies and procedures of the respective underlying fund portfolios that would be affected by the transfers.

Owners should be aware that we are required to provide to an underlying fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual owners, and to restrict or prohibit further purchases or transfers by specific owners or persons acting on their behalf, identified by an underlying fund portfolio as violating the frequent trading policies established for the underlying fund portfolio. Please read the prospectuses for the underlying fund portfolios for information about restrictions on transfers.

Omnibus Orders. Owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it may affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing or disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

IV. The following hereby replaces Tax Information section of the prospectus:

TAX INFORMATION

NOTE: We have prepared the following information on federal taxes as a general discussion of the subject. It is not intended as tax advice to any taxpayer. The federal tax consequences discussed herein reflects our understanding of current law, and the law may change. No representation is made regarding the likelihood of continuation of the present federal tax law or of the current interpretations by the Internal Revenue Service. The discussion briefly references federal estate, gift and generation-skipping transfer taxes, but principally discusses federal income taxes. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under the contract. You should consult your own tax adviser about your own circumstances.

Introduction

Deferred annuity contracts are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code (the “Code”) for annuities. Simply stated, these rules generally provide that individuals will not be taxed on the earnings, if any, on the money held in an annuity contract until withdrawn. This is referred to as tax deferral. When a non-natural person (e.g., corporation or certain trusts) owns a nonqualified policy, the policy will generally not be treated as an annuity for tax purposes. Thus, the owner must generally include in income any increase in the policy value over the investment in the policy during each taxable year.

You will generally not be taxed on increases in the value of your contract until a distribution occurs (e.g., as a surrender, withdrawal, or as annuity payments). However, you may be subject to current taxation if you assign or pledge or enter into an agreement to assign or pledge any portion of the contract. You may also be subject to current taxation if you make a gift of a nonqualified contract without valuable consideration. All amounts received from the contract that are includible in income are taxed at ordinary income rates; no amounts received from the contract are taxable at the lower rates applicable to capital gains.

The Internal Revenue Service (“IRS”) has not reviewed the contract for qualification as an IRA annuity, and has not addressed in a ruling of general applicability whether the death benefit options and riders available, with the contract, if any, comport with IRA qualification requirements.

We may occasionally enter into settlements with owners and beneficiaries to resolve issues relating to the contract. Such settlements will be reported on the applicable tax form (e.g., Form 1099) provided to the taxpayer and the taxing authorities.

Taxation of Us

We are at present taxed as a life insurance company under part I of Subchapter L of the Code. The Separate Account is treated as a part of us and, accordingly, will not be taxed separately as a “regulated investment company” under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the Separate Account retained as part of the reserves under the Contract. Based on this expectation, it is anticipated that no charges will be made against the Separate Account for federal income taxes. If in future years, any federal income taxes are incurred by us with respect to the Separate Account, we may make a charge to that account. We may benefit from any dividends received or foreign tax credits attributable to taxes paid by certain underlying fund portfolios to foreign jurisdictions to the extent permitted under federal tax law.

Tax Status of a Nonqualified Contract

Diversification Requirements. In order for a nonqualified variable contract which is based on a segregated asset account to qualify as an annuity contract under Section 817(h) of the Code, the investments made by such account must be “adequately diversified” in accordance with Treasury Regulations. The Regulations apply a diversification requirement to each of the subaccounts. Each separate account, through its underlying fund portfolios and their portfolios, intends to comply with the diversification requirements of the Regulations. We have entered into agreements with each underlying fund portfolio company that require the portfolios to be operated in compliance with the Regulations but we do not have control over the underlying fund portfolio companies. The owners bear the risk that the entire contract could be disqualified as an annuity contract under the Code due to the failure of a subaccount to be deemed to be “adequately diversified.”

Owner Control. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. In Revenue Ruling 2003-91, the IRS stated that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.

Revenue Ruling 2003-91 also gave an example of circumstances under which the owner of a variable contract would not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes. To the extent the circumstances relating to the issuance and ownership of a contract vary from those described in Revenue Ruling 2003-91, owners bear the risk that they will be treated as the owner of separate account assets and taxed accordingly.

We believe that the owner of a contract should not be treated as the owner of the underlying assets. We reserve the right to modify the contracts to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the contracts from being treated as the owners of the underlying separate account assets. Concerned owners should consult their own tax advisers regarding the tax matter discussed above.

Distribution Requirements. The Code requires that nonqualified contracts contain specific provisions for distribution of contract proceeds upon the death of any owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such contracts provide that if any owner dies on or after the annuity starting date and before the entire interest in the contract has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner’s death. If any owner dies before the annuity starting date, the entire interest in the contract must generally be distributed (1) within 5 years after such owner’s date of death or (2) to (or for the benefit of) a designated beneficiary, over the life of such designated beneficiary (or over a period not extending beyond the life expectancy of such beneficiary) and such distribution begin no later than 1 year after the date of the owner’s death (also known as a “stretch” payout). The designated beneficiary must be an individual. The only method we use for making distribution payments from a nonqualified “stretch” payment option is the required minimum distribution method as set forth in Revenue Ruling 2002-62. The applicable payments are calculated using the Single Life Expectancy Table set forth in Treasury Regulations § 1.401(a)(9)-9, A-1. However, if upon such owner’s death the owner’s surviving spouse is the designated beneficiary of the contract, then the contract may be continued with the surviving spouse as the new owner. If any owner is a non-natural person (except in the case of certain grantor trusts), then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of an owner.

The nonqualified contracts contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the contracts satisfy all such Code requirements. The provisions contained in the contracts will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

Taxation of a Nonqualified Contract

The following discussion assumes the contract qualifies as an annuity contract for federal income tax purposes.

In General. Code Section 72 governs taxation of annuities in general. We believe that an owner who is an individual will not be taxed on increases in the value of a contract until such amounts are surrendered or distributed. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the contract value as collateral for a loan generally will be treated as a distribution of such portion. You may also be subject to current taxation if you make a gift of a nonqualified contract without valuable consideration. The taxable portion of a distribution is taxable as ordinary income.

Non-Natural Persons. Pursuant to Section 72(u) of the Code, a nonqualified contract held by a taxpayer other than a natural person generally will not be treated as an annuity contract under the Code; accordingly, an owner who is not a natural person will recognize as ordinary income for a taxable year the excess, if any, of the contract value over the “investment in the contract”. There are some exceptions to this rule and a prospective purchaser of the contract that is not a natural person should discuss these rules with a competent tax adviser. A contract owned by a trust using the grantor’s social security number as its taxpayer identification number will be treated as owned by the grantor (natural person) for the purposes of our application of Section 72 of the Code. Consult a tax adviser for more information on how this may impact your Contract.

Different Individual Owner and Annuitant

If the owner and annuitant on the contract are different individuals, there may be negative tax consequences to the owner and/or beneficiaries under the contract if the annuitant predeceases the owner including, but not limited, to the assessment of penalty tax and the loss of certain death benefit distribution options. You may wish to consult your legal counsel or tax adviser if you are considering designating a different individual as the annuitant on your Contract to determine the potential tax ramifications of such a designation.

Annuity Starting Date

This section makes reference to the annuity starting date as defined in Section 72 of the Code and the applicable regulations. Generally, the definition of annuity starting date will correspond with the definition of annuity commencement date used in your Contract and the dates will be the same. However, in certain circumstances, your annuity starting date and annuity commencement date will not be the same date. If there is a conflict between the definitions, we will interpret and apply the definitions in order to ensure your contract maintains its status as an annuity contract for federal income tax purposes. You may wish to consult a tax adviser for more information on when this issue may arise.

It is possible that at certain advanced ages a contract might no longer be treated as an annuity contract if the contract has not been annuitized before that age or have other tax consequences. You should consult with a tax adviser about the tax consequences in such circumstances.

Taxation of Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified contracts, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:

●

Fixed payments-by dividing the “investment in the contract” on the annuity starting date by the total expected return under the contract (determined under Treasury regulations) for the term of the payments. This is the percentage of each annuity payment that is excludable.

●

Variable payments-by dividing the “investment in the contract” on the annuity starting date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the “investment in the contract” has been fully recovered, the full amount of any additional annuity payments is includable in gross income and taxed as ordinary income. The “investment in the contract” is generally equal to the premiums you pay for the contract, reduced by any amounts you have previously received from the contract that are excludible from gross income.

If you select more than one annuity payment option, special rules govern the allocation of the contract’s entire “investment in the contract” to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax adviser as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity starting date, annuity payments stop because an annuitant died, the excess (if any) of the “investment in the contract” as of the annuity starting date over the aggregate amount of annuity payments received that was excluded from gross income may possibly be allowable as a deduction on your tax return.

Taxation of Surrenders and Withdrawals - Nonqualified Contracts

When you surrender your contract, you are generally taxed on the amount that your surrender proceeds exceeds the “investment in the contract”. The “investment in the contract” is generally equal to the premiums you pay for the contract, reduced by any amounts you have previously received from the contract that are excludible from gross income. Withdrawals are generally treated first as taxable income to the extent of the excess in the contract value over the “investment in the contract.” Distributions taken under the systematic payout option are treated for tax purposes as withdrawals, not annuity payments. In general, loans, pledges, and collateral assignments as security for a loan are taxed in the same manner as withdrawals and surrenders. You may also be subject to current taxation if you make a gift of a nonqualified contract without valuable consideration. All taxable amounts received under a contract are subject to tax at ordinary rather than capital gain tax rates.

If your contract contains an excess interest adjustment feature (also known as a market value adjustment), then your contract value immediately before a contract withdrawal (or transaction taxed like a withdrawal) may have to be increased by any positive excess interest adjustments that result from the transaction. There is, however, no definitive guidance on the proper tax treatment of excess interest adjustments, and you may want to discuss the potential tax consequences of an excess interest adjustment with your tax adviser.

The Code also provides that amounts received from the contract that are includible in gross income (including the taxable portion of some annuity payments) may be subject to a penalty tax. The amount of the penalty tax is equal to 10% of the amount that is includable in income. Some withdrawals and other amounts will be exempt from the penalty tax. Amounts received that are not subject to the penalty tax include, among others, any amounts: (1) paid on or after the taxpayer reaches age 59 1⁄2; (2) paid after an owner (or where the owner is a non-natural person, an annuitant) dies; (3) paid if the taxpayer becomes disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) over the life of the taxpayer or the joint life of the taxpayer and the taxpayer’s designated beneficiary; (5) paid under an immediate annuity; or (6) which come from premium payments made prior to August 14, 1982. Regarding the disability exception, because we cannot verify that the owner is disabled, we will report such withdrawals to the IRS as early withdrawals with no known exception from the penalty tax.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. You may wish to consult a tax adviser for more information regarding the imposition of penalty tax.

Guaranteed Lifetime Withdrawal Benefits

For contracts with a guaranteed lifetime withdrawal benefit or a guaranteed minimum accumulation benefit the application of certain tax rules, particularly those rules relating to distributions from your contract, are not entirely clear. It is possible that the withdrawal base (with respect to the guaranteed lifetime withdrawal benefits) and the guaranteed future value (with respect to the guaranteed minimum accumulation benefit) could be taken into account to determine the contract value that is used to calculate required distributions and the amount of the distribution that would be included in income. The proper treatment of the Income Enhancement Option under a guaranteed lifetime withdrawal benefit is unclear. It is possible that the IRS could determine that the benefit provides some form of long term care insurance. In that event, the Internal Revenue Service may determine the Income Enhancement Option is an incidental benefit with adverse consequences for qualification as an Individual Retirement Annuity, you could be treated as in receipt of some amount of income attributable to the value of the benefit even though you have not received a payment from your contract, and the amount of income attributable to guaranteed lifetime withdrawal payments could be affected. In addition, if the Income Enhancement Benefit causes an increase in payments calculated to meet the Required Minimum Distribution requirements it may violate the rules governing such distributions with adverse tax consequences. In view of this uncertainty, you should consult a tax adviser with any questions.

Aggregation

All nonqualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner (contractholder) during the same calendar year are treated as one annuity for purposes of determining the amount includable in the owner’s income when a taxable distribution (other than annuity payments) occurs. If you are considering purchasing multiple contracts from us (or our affiliates) during the same calendar year, you may wish to consult with your tax adviser regarding how aggregation will apply to your contracts.

Tax-Free Exchanges of Nonqualified Policies

We may issue the nonqualified contract in exchange for all or part of another annuity contract that you own. Such an exchange will be tax free if certain requirements are satisfied. If the exchange is tax free, your investment in the contract immediately after the exchange will generally be the same as that of the annuity contract exchanged, increased by any additional premium payment made as part of the exchange. Your contract value immediately after the exchange may exceed your investment in the contract. That excess may be includable in income should amounts subsequently be withdrawn or distributed from the contract (e.g., as a withdrawal, surrender, annuity income payment or death benefit).

If you exchange part of an existing contract for the contract, and within 180 days of the exchange you received a payment other than certain annuity payments (e.g., you take a withdrawal) from either contract, the exchange may not be treated as a tax free exchange. Rather, some or all of the amount exchanged into the contract could be includible in your income and subject to a 10% penalty tax.

You should consult your tax adviser in connection with an exchange of all or part of an annuity contract for the contract, especially if you may take a withdrawal from either contract within 180 days after the exchange.

Medicare Tax

Distributions from nonqualified annuity policies are considered “investment income” for purposes of the Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g., earnings) to individuals, trusts, and estates whose income exceeds certain threshold amounts. We are required to report distributions taken from nonqualified annuity policies as being potentially subject to this tax.

Same Sex Relationships

Same sex couples have the right to marry in all states. The parties to each marriage that is valid under the law of any state will each be treated as a spouse as defined in this contract. Individuals in other arrangements, such as civil unions, registered domestic partnerships, or other similar arrangements, that are treated as a valid marriage under the applicable state law, will each be treated as a spouse as defined in this contract for state law purposes. However, individuals in other arrangements that are not recognized as marriage under the relevant state law, will not be treated as married or as spouses as defined in this contract for federal tax purposes. Therefore, exercise of the spousal continuation provisions of this contract or any riders by individuals who do not meet the definition of “spouse” may have adverse tax consequences and/or may not be permissible. Please consult a tax adviser for more information on this subject.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the contract because of your death or the death of the annuitant. Generally, such amounts should be includable in the income of the recipient: (1) if distributed in a lump sum, these amounts are taxed in the same manner as a surrender; (2) if distributed via withdrawals, these amounts are taxed in the same manner as surrenders; or (3) if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Transfers, Assignments or Exchanges of Policies

A transfer of ownership or assignment of a contract, the designation of an annuitant or payee or other beneficiary who is not also the owner, the exchange of a contract and certain other transactions, or a change of annuitant other than the owner, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transaction or designation should contact a competent tax adviser with respect to the potential tax effects.

Charges

It is possible that the IRS may take a position that fees for certain optional benefits (e.g., death benefits other than the Return of Premium death benefit) are deemed to be taxable distributions to you. In particular, the IRS may treat fees associated with certain optional benefits as a taxable withdrawal, which might also be subject to a tax penalty if the withdrawal occurs prior to age 59 1⁄2. Although we do not believe that the fees associated with any optional benefit provided under the contract should be treated as taxable withdrawals, the tax rules associated with these benefits are unclear, and we advise that you consult your tax adviser prior to selecting any optional benefit under the contract.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

The estate and gift tax unified credit basic exclusion amount is $10,000,000, subject to inflation adjustments (using the C-CPI-U), for taxable years beginning after December 31, 2017, and before January 1, 2026. The maximum rate is 40%.

The uncertainty as to how the current law might be modified in the future underscores the importance of seeking guidance from a competent adviser to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Federal Estate Taxes. While no attempt is being made to discuss the Federal estate tax implications of the contract in detail, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

Generation-Skipping Transfer Tax. Under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner.

Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

Optional Living Benefits

For policies with a guaranteed lifetime withdrawal benefit or a guaranteed minimum accumulation benefit the application of certain tax rules, particularly those rules relating to distributions from your contract, are not entirely clear. The tax rules for qualified policies may impact the value of these optional benefits. Additionally, the actions of the qualified plan as contract holder may cause the qualified plan participant to lose the benefit of the guaranteed lifetime withdrawal benefit. In view of this uncertainty, you should consult a tax adviser before purchasing this contract as a qualified contract.

Withholding

The portion of any distribution under a contract that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or taken. The amount of withholding varies according to the type of distribution. The withholding rates applicable to the taxable portion of periodic payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. A 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. For qualified policies taxable, “eligible rollover distributions” from Section 401(a) plans, Section 403(a) annuities, Section 403(b) tax-sheltered annuities, and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution from such a plan, other than specified distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee’s spouse or former spouse as beneficiary or alternate payee) chooses a “direct rollover” from the plan to a tax-qualified plan, IRA, Roth IRA or 403(b) tax-sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions; or (ii) a non-spouse beneficiary chooses a “direct rollover” from the plan to an IRA established by the direct rollover.

Annuity Purchases by Residents of Puerto Rico

The IRS has announced that income received by residents of Puerto Rico under life insurance or annuity policies issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

Annuity Policies Purchased by Non-resident Aliens and Foreign Corporations

The discussion above provided general information (but not tax advice) regarding U.S. federal income tax consequences to annuity owners that are U.S. persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner’s country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation for any annuity contract purchase.

Foreign Account Tax Compliance Act (“FATCA”)

If the payee of a distribution from the contract is a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Code as amended by the Foreign Account Tax Compliance Act (“FATCA”), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial owner of the contract or the distribution. The rules relating to FATCA are complex, and a tax adviser should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the contract.

Possible Tax Law Changes

Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation, regulation, or otherwise. You should consult a tax adviser with respect to legal or regulatory developments and their effect on the contract.

We have the right to modify the contract to meet the requirements of any applicable laws or regulations, including legislative changes that could otherwise diminish the favorable tax treatment that annuity owners currently receive.

V. The following hereby replaces the Other Information - Legal Proceedings section of the prospectus:

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the Separate Account, on TCI’s ability to perform any principal underwriting duties with respect to the Contracts, or on our ability to meet our obligations under the Contracts.

The Company was the subject of inquiries and remains under audits and market conduct examinations with a focus on the handling of unreported claims and abandoned property. The audits and related examination activity result in additional payments to beneficiaries, escheatment of funds deemed abandoned and administrative penalties. The Company previously implemented changes in the procedures for the identification of unreported claims and handling of escheatable property to comply with the terms of regulatory agreements and newly adopted laws and regulations. The Company does not believe that any regulatory actions or agreements that result from theses audits and examinations will have a material adverse impact on our ability to meet our obligations under the Contracts.

VI. The following hereby replaces the Other Information – Experts section of the prospectus:

Independent Registered Public Accounting Firm

The financial statements of the Merrill Lynch Life Variable Annuity Separate Account A as of December 31, 2018 and for the years ended December 31, 2018 and 2017, and the statutory basis financial statements and schedules of Transamerica Life Insurance Company as of December 31, 2018 and 2017 and for each of the three years ended December 31, 2018 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

VII. The following updates information in the Other Information – Financial Condition of the Company section of the prospectus:

How to Obtain More Information. We encourage Contract owners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our audited financial statements, as well as the audited financial statements of the Separate Account are located in the SAI. For a free copy of the SAI, simply call or write us at the phone number or address of our Service Center referenced earlier in this Prospectus. For a free copy of the SAI, simply call or write us at the phone number or address of our Service Center: Transamerica Life Insurance Company, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499, (319)-355-8511. In addition, the SAI is available on the SEC’s website at www.sec.gov.

VIII. The following is added to the Other Information section of the prospectus:

Cyber Security

Our operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of our information technology or communications systems may result in a material adverse effect on our results of operations and corporate reputation.

Any failure of or gap in the systems and processes necessary to support complex transactions and avoid systems failure, fraud, information security failures, processing errors, cyber intrusion, loss of data and breaches of regulation may lead to a materially adverse effect on our results of operations and corporate reputation. In addition, we must commit significant resources to maintain and enhance its existing systems in order to keep pace with applicable regulatory requirements, industry standards and customer preferences. If we fail to maintain secure and well-functioning information systems, we may not be able to rely on information for product pricing, compliance obligations, risk management and underwriting decisions. In addition, we cannot assure investors or consumers that interruptions, failures or breaches in security of these processes and systems will not occur, or if they do occur, that they can be timely detected and remediated. The occurrence of any of these events may have a materially adverse effect on our businesses, results of operations and financial condition.

A computer system failure or security breach may disrupt our business, damage our reputation and adversely affect our results of operations, financial condition and cash flows.

We rely heavily on computer and information systems and internet and network connectivity to conduct a large portion of our business operations. This includes the need to securely store, process and transmit confidential information, including personal information, through a number of complex systems. In many cases this also includes transmission and processing to or through commercial customers, business partners and third-party service providers. The introduction of new technologies, computer system failures, cyber-crime attacks or security or privacy breaches may materially disrupt our business operations, damage our reputation, result in regulatory and litigation exposure, investigation and remediation costs, and materially and adversely affect our results of operations, financial condition and cash flows.

The information security risk that we face includes the risk of malicious outside forces using public networks and other methods, including social engineering and the exploitation of targeted offline processes, to attack our systems and information. It also includes inside threats, both malicious and accidental. For example, human error and lack of sufficiently automated processing can result in improper information exposure or use. We also face risk in this area due to its reliance in many cases on third-party systems, all of which may face cyber and information security risks of their own. Third-party administrators or distribution partners used by us or our subsidiaries may not adequately secure their own information systems and networks, or may not adequately keep pace with the dynamic changes in this area. Potential bad actors that target us and our applicable third parties may include, but are not limited to, criminal organizations, foreign government bodies, political factions, and others.

In recent years information security risk has increased sharply due to a number of developments in how information systems are used by companies such as us, but also by society in general. Threats have increased as criminals and other bad actors become more organized and employ more sophisticated techniques. At the same time companies increasingly make information systems and data available through the internet, mobile devices or other network connections to customers, employees and business partners, thereby expanding the attack surface that bad actors can exploit.

Large, global financial institutions such as us have been, and will continue to be subject to information security attacks for the foreseeable future. The nature of these attacks will also continue to be unpredictable, and in many cases may arise from circumstances that are beyond our control. If we fail to adequately invest in defensive infrastructure, technology and processes or to effectively execute against its information security strategy, it may suffer material adverse consequences.

To date the highest impact information security incidents that we have experienced are believed to have been the result of e-mail phishing attacks targeted at our business partners and commercial customers. This in turn led to unauthorized use of valid our website credentials to engage in fraudulent transactions and improper data exfiltration. Additionally, we have also faced other types of attacks Although to our knowledge these events have thus far not been material in nature, our management believes that significant investment will be required to establish and maintain adequate information security systems that are capable of addressing the possibility of these types of attacks, as well as for the possibility of more significant and sophisticated information security attacks, in the future. There is no guarantee that the measures that we take will be sufficient to stop all types of attacks or mitigate all types of information security or privacy risks.

We maintain cyber liability insurance to help decrease the impact of cyber-attacks and information security events, subject to the terms and conditions of the policy, however such insurance may not be sufficient to cover all applicable losses that we may suffer.

The Transamerica Chief Information Security Officer oversees the company’s information security program, and provides reporting up to company management and, directly or indirectly, to the Board of Directors, as well as Aegon’s Global Chief Information Security Officer.

A breach of data privacy or security obligations may disrupt our business, damage our reputation and adversely affect financial conditions and results of operations.

Pursuant to applicable laws, various government agencies and independent administrative bodies have established numerous rules protecting the privacy and security of personal information and other confidential information held by us. For example, certain of our businesses are subject to laws and regulations enacted by U.S. federal and state governments, the E.U. or other non-U.S. jurisdictions and/or enacted by various regulatory organizations relating to the privacy and/or security of the information of customers, employees or others. The New York Department of Finance Services (NYDFS), pursuant to its cybersecurity regulation, requires financial institutions regulated by the NYDFS, including certain Aegon subsidiaries, to, among other things, satisfy an extensive set of minimum cyber security requirements, including but not limited to governance, management, reporting, policy, technology and control requirements. Numerous other U.S. laws also impose various information security and privacy related obligations with respect to various Aegon subsidiaries operating in the U.S., including but not limited to the Gramm-Leach-Bliley Act and related state laws (GLBA), and the Health Insurance Portability and Accountability Act (HIPAA), among many others. Other legislators and regulators with jurisdiction over our businesses are considering potential enhanced information security risk management and privacy rules and regulations. A number of Transamerica’s companies are also subject to contractual restrictions with respect to the information of our clients and business partners. A number of our systems, employees and business partners have access to, and routinely process, the personal information of consumers. We rely on various processes and controls to protect the confidentiality, integrity and availability of personal information and other confidential information that is accessible to, or in the possession of, us, our systems, employees and business partners. It is possible that an employee, business partner or system could, intentionally or unintentionally, inappropriately disclose or misuse personal or confidential information. Our data or data in our possession could also be the subject of an unauthorized cyber intrusion or cybersecurity attack. If we fail to maintain adequate processes and controls or if we or our business partners fail to comply with relevant laws and regulations, policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of personal information or other confidential information could occur. Such control inadequacies or non-compliance could cause disrupted operations and misstated or unreliable financial data, materially damage our reputation or lead to increased regulatory scrutiny or civil or criminal penalties or litigation, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we analyse personal information and customer data to better manage our business, subject to applicable laws and regulations and other restrictions. It is possible that additional regulatory or other restrictions regarding the use of such techniques may be imposed. Additional privacy and security obligations have been imposed by various governments with jurisdiction over Aegon or its subsidiaries in recent years, and more such obligations are likely to be imposed in the near future. Such restrictions and obligations could have material impacts on our business, financial conditions and/or results of operations.

For a complete description regarding Transamerica’s policies for its websites, including the Privacy Policy and Terms of Use for such websites, please visit: www.transamerica.com/individual/privacy-policy and www.transamerica.com/individual/terms-of-use.

Merrill Lynch Life Variable Annuity

Separate Account A (the “Separate Account”)

Flexible Premium Individual Deferred

Variable Annuity Contract (the “Contract”)

issued by

Transamerica Advisors Life Insurance Company

Home Office: 425 West Capital Avenue,

Suite 1800

                              Little Rock, Arkansas 72201

Service Center: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

Phone: (800) 535-5549

offered through

Transamerica Capital, Inc.

Prospectus May 1, 2014 Merrill Lynch Investor Choice Annuity® (Investor Series)

This Prospectus describes a flexible premium individual deferred variable annuity contract issued by Transamerica Advisors Life Insurance Company (“we” or “us”). The Contract allows the owner (or “you”) to accumulate an account value, and later apply the annuity value to receive fixed annuity payments. This Prospectus provides basic information that you should know before investing. Please read it carefully and keep it for future reference. We no longer offer the Contract for sale to new purchasers.

The account value you accumulate under the Contract will fluctuate daily, based on the investment performance of the Separate Account’s subaccounts in which you invest. Each subaccount invests in one underlying portfolio. We do not guarantee how any of the portfolios will perform. Investing in this Contract involves risks, including possible loss of some or all of your investment.

Replacing your existing annuity or life insurance policy with this Contract may not be to your advantage.

When you purchase your Contract, you must select one of four Classes of the Contract, each of which has a different surrender charge and asset-based insurance charge. The four available Classes of the Contract are:

▶ B Class	▶ L Class
▶ C Class	▶ XC Class

If you select the XC Class, we will add a bonus amount to your account value each time you make a premium payment. In certain circumstances, we may take back all or a portion of the bonus amount. The overall expenses for the XC Class will be higher than the expenses for a similar Contract that does not pay a bonus amount. Selecting the XC Class may be beneficial to you only if you own the Contract for a sufficient length of time, and the investment performance of the Separate Account’s subaccounts in which you invest is sufficient to compensate for its higher expenses. Over time, the value of the bonus amount(s) could be more than offset by higher expenses.

The subaccounts available under this contract invest in underlying funds (“Funds”) of the Portfolio companies listed below:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

AllianceBernstein Variable Products Series Fund, Inc.

American Funds Insurance Series®

BlackRock Variable Series Funds, Inc.

Davis Variable Account Fund, Inc.

Dreyfus Variable Investment Fund

Eaton Vance Variable Trust

Federated Insurance Series

Franklin Templeton Variable Insurance Products Trust

Janus Aspen Series

Oppenheimer Variable Account Funds

PIMCO Variable Insurance Trust

Pioneer Variable Contracts Trust

Transamerica Series Trust

Wanger Advisors Trust

For a complete list of the available subaccounts, please refer to “Appendix A – Portfolios Associated with the Subaccounts”. More detailed information concerning the Funds available through this Contract and their investment objectives, strategies, policies, risks, and expenses is contained in each Fund’s prospectus. Each year while you own the Contract, we will send you the current Fund prospectuses or summary prospectuses. You may also obtain a prospectus for any of the Funds by contacting our Service Center. In addition, if you receive a summary prospectus for a Fund, you may obtain a full statutory prospectus by referring to the contact information for the Fund company on the cover page of the summary prospectus. Please read the current prospectus or summary prospectus for each of the Funds carefully before investing and retain them for future reference.

Purchases and Redemptions of Fund Shares; Reinvestment. The Separate Account will purchase and redeem shares of the Funds at net asset value to provide benefits under the Contract. Fund distributions to the Separate Account are automatically reinvested at net asset value in additional shares of the Funds.

This Contract is not available to be purchased as a qualified contract or through a tax-deferred plan.

Certain features and benefits described in this Prospectus may vary in your state; all Contract classes, features, and benefits may not be available in all states. Please see Appendix J “State Contract Availability and/or Variations of Certain Features and Benefits” later in this Prospectus for more information on state availability and/or variations of certain features and benefits.

To learn more about the Contract, you may want to read the Statement of Additional Information dated May 1, 2014 (known as the “SAI”). For a free copy of the SAI, simply call or write us at the phone number or address of our Service Center referenced earlier in this Prospectus. We have filed the SAI with the U.S. Securities and Exchange Commission (“SEC”) and have incorporated it by reference into this Prospectus. (It is legally a part of this Prospectus.) The SAI’s table of contents appears at the end of this Prospectus.

The SEC maintains a web site that contains the SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

The Securities and Exchange Commission has not approved these Contracts or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Although this Prospectus is primarily designed for potential purchasers of the Contract, you may have previously purchased a Contract and are receiving this Prospectus as a current contract owner. If you are a current contract owner, you should note that the options, features, and charges of the Contract may vary over time (and as noted above, may vary depending on your state), and generally you may not change your Contract or its features as issued. For more information about the particular options, features, and charges applicable to you, please contact your Financial Advisor, refer to your Contract, see Appendix J, and/or note Contract variations referenced throughout this Prospectus.

NOT FDIC INSURED	MAY LOSE VALUE	NO BANK GUARANTEE

Definitions

•	account value: The sum of the values of your interests in the subaccounts of the Separate Account as of the end of a valuation period.

•	accumulation unit: A unit of measure used to determine the value of your interest in a subaccount during the accumulation period. There will be Class-distinct accumulation units for each subaccount.

•	accumulation unit value: The value of an accumulation unit during a valuation period. Class-distinct accumulation unit values are determined for each subaccount as of the close of trading (usually 4:00 p.m.(ET)) on each day the New York Stock Exchange is open.

•	annuitant: Any natural person(s) on whose life annuity payments are based. During the accumulation period, all references to the annuitant shall include any joint annuitants.

•	annuity date: The date on which you choose to begin receiving annuity payments. The annuity date must occur by the oldest annuitant’s 95th birthday.

•	annuity value: The amount which will be applied to an annuity option on the annuity date. It is the account value on the annuity date reduced by any charges for premium taxes and any other charges deducted on the annuity date.

•	beneficiary(ies): The person(s) or entity(ies) designated by you to receive payment of the death benefit provided under the Contract.

•	contract anniversary: An anniversary of the contract date.

•	contract date: The effective date of the Contract. This is usually the business day we receive your initial premium at our Service Center.

•	contract value: The total value of your interest in the Contract as of the end of the valuation period. It equals the account value less any bonus amounts subject to recapture (for XC Class Contracts), less uncollected charges.
•	contract year: A one year period starting on the contract date and on each contract anniversary thereafter.

•	Individual Retirement Account or Annuity (“IRA”): A retirement arrangement meeting the requirements of Section 408 or 408A of the Internal Revenue Code (“IRC”).

•	maturity date: The latest possible annuity date.

•	monthaversary: The contract date and the same calendar day of each successive month during the accumulation period. If the contract date falls on the 29th, 30th, or 31st and there is no corresponding date in a subsequent month, the monthaversary will be the first day of the following month.

•	net investment factor: An index used to measure the investment performance of a subaccount from one valuation period to the next valuation period. There will be a Class-distinct net investment factor for each subaccount.

•	nonqualified contract: A Contract issued in connection with a retirement arrangement other than a qualified contract or arrangement described in the IRC.

•	qualified contract: A Contract issued in connection with a retirement arrangement described under Section 401(a), 403(b), 408, or 408A of the IRC.

•	quarterversary: The same calendar day of each successive three month period during the accumulation period, beginning with the contract date. If the contract date falls on the 29th, 30th, or 31st and there is no corresponding date in a subsequent third month, the quarterversary will be the first day of the following month.

•	service center: Where you send correspondence, inquiries and transaction requests. You may contact the Service Center by mail at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499-0001 or by phone at (800) 535-5549.

•	surrender value: The amount available upon surrender of the Contract. It is equal to the contract value reduced by any charges which apply upon surrender, including the surrender charge, and any bonus amounts which are recaptured upon surrender and increased by any credits, which are added upon surrender.
•	tax sheltered annuity: A Contract issued in connection with a retirement arrangement that receives favorable tax status under Section 403(b) of the IRC.

•	valuation period: The interval from one determination of the accumulation unit value for a subaccount to the next such determination.

Fee Table

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer account value between the subaccounts. State premium taxes may also be deducted.

Contract Owner Transaction Expenses

Sales Load Imposed on Premiums	None
State Premium Taxes	0% - 3.5%
Surrender Charge

Complete Years Elapsed Since Payment of Each Premium	As a% of premium withdrawn
	B Class	L Class	C Class	XC Class
0 years	7.0%	6.0%	2.0%	8.0%
1 year	6.0%	5.0%	0.0%	8.0%
2 years	5.0%	4.0%	0.0%	7.0%
3 years	4.0%	3.0%	0.0%	7.0%
4 years	3.0%	0.0%	0.0%	6.0%
5 years	2.0%	0.0%	0.0%	6.0%
6 years	1.0%	0.0%	0.0%	5.0%
7 years	0.0%	0.0%	0.0%	4.0%
8 years	0.0%	0.0%	0.0%	3.0%
9 years	0.0%	0.0%	0.0%	0.0%
			Maximum	Current
Transfer Fee[1]			$30	$25

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses. This table also includes the charges you will pay if you add optional riders to your Contract.

1  There is no charge for the first 12 transfers in a contract year.

Periodic Charges Other Than Fund Expenses (if you purchased your Contract on or after June 23, 2008)*

Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccounts)[2]	B Class	L Class	C Class	XC Class
Maximum Asset-Based Insurance Charge	2.00%	2.00%	2.00%	2.00%
Current Asset-Based Insurance Charge for all subaccounts other than those noted below	1.35%	1.55%	1.70%	1.75%
Current Asset-Based Insurance Charge for the Pioneer High Yield VCT Subaccount	1.30%	1.50%	1.65%	1.70%
Current Asset-Based Insurance Charge for the Dreyfus VIF Appreciation, Eaton Vance VT Floating-Rate Income, Eaton Vance VT Large Cap Value, Janus Aspen Forty, Janus Aspen - Enterprise, Templeton Foreign VIP, Templeton Growth VIP, Oppenheimer Capital Appreciation, Oppenheimer Main Street, Oppenheimer Main Street Small Cap, Pioneer Fund VCT, and Pioneer Emerging Markets VCT Subaccounts	1.25%	1.45%	1.60%	1.65%
Current Asset-Based Insurance Charge for the American Funds Asset Allocation, Bond, Growth, Growth-Income, and International Subaccounts	1.50%	1.70%	1.85%	1.90%

Periodic Charges Other Than Fund Expenses (if you purchased your Contract prior to June 23, 2008)

Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccounts)	B Class	L Class	C Class	XC Class
Maximum Asset-Based Insurance Charge	2.00%	2.00%	2.00%	2.00%
Current Asset-Based Insurance Charge for all subaccounts other than those noted below	1.25%	1.45%	1.60%	1.65%
Current Asset-Based Insurance Charge for the Pioneer High Yield VCT Subaccount	1.20%	1.40%	1.55%	1.60%
Current Asset-Based Insurance Charge for the Dreyfus VIF Appreciation, Eaton Vance VT Floating-Rate Income, Eaton Vance VT Large Cap Value, Janus Aspen Forty, Janus Aspen - Enterprise, Templeton ForeignVIP, Templeton Growth VIP, Oppenheimer Capital Appreciation, Oppenheimer Main Street, Oppenheimer Main Street Small Cap, Pioneer Fund VCT, and Pioneer Emerging Markets VCT Subaccounts	1.15%	1.35%	1.50%	1.55%
Current Asset-Based Insurance Charge for the American Funds Asset Allocation, Bond, Growth, Growth-Income, and International Subaccounts	1.40%	1.60%	1.75%	1.80%

*

If we have not received necessary approval by June 23, 2008 in any state(s), we will continue to apply the lower Asset-Based Insurance Charge to Contracts purchased in that state until approval is obtained.

	Maximum	Current
Other Charges
Annual Contract Fee[2]	$75	$50
Annual Charge for Optional Riders[3]
Return of Premium GMDB (standard)[4]	0.40%	0.15%
Return of Premium GMDB (GMWB version)[5]	0.40%	0.15%
Return of Premium GMDB (GMIB version)[6]	0.40%	0.15%
Maximum Anniversary Value GMDB[4]	0.65%	0.25%
Greater of Maximum Anniversary Value and Roll-Up GMDB (Standard version)[4]	1.20%	0.55%
Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB version)[7]	1.20%	0.65%
ADB[8]	0.50%	0.25%
GMIB[9]	0.90%	0.50%
GMIB EXTRA
For Contracts purchased on or after June 23, 200810*	1.20%	0.75%
For Contracts purchased prior to June 23, 2008[10]	1.20%	0.65%
GMWB Single Life
For Contracts purchased on or after June 23, 200811*	1.25%	0.65%
For Contracts purchased on or after June 23, 2008 with the GMWB Income Enhancement Benefit11*	1.55%	0.80%
For Contracts purchased prior to June 23, 2008[11]	1.25%	0.60%
GMWB Joint Life
For Contracts purchased on or after June 23, 200811*	1.50%	0.85%
For Contracts purchased on or after June 23, 2008 with the GMWB Income Enhancement Benefit11*	2.00%	1.15%
For Contracts purchased prior to June 23, 2008[11]	1.50%	0.75%

*

If we have not received necessary approval by June 23, 2008 in any state(s), we will continue to apply the lower Asset-Based Insurance Charge to Contracts purchased in that state until approval is obtained.

[2]

The contract fee will be assessed annually on each contract anniversary and upon surrender or annuitization only if the greater of account value (less uncollected charges) or premiums (less withdrawals) is less than $50,000.

[3]

Each of these charges will be calculated on each monthaversary by multiplying the respective base by the respective current charge percentage and dividing the resulting amount by 12. The sum of the charges calculated on each of the three previous monthaversaries is collected on each quarterversary. If you terminate these riders at any time other than on a quarterversary, we will deduct from the account value a pro rata amount of any charges that would be collected on the next quarterversary. We won’t deduct these charges after the annuity date.

[4]	The GMDB Base is generally the minimum value that would be paid under the applicable Guaranteed Minimum Death Benefit (“GMDB”). For more information, see “Death Benefit.”

[5]

The GMDB Base is generally the minimum value that would be paid under this GMDB. The Return of Premium GMDB (GMWB version) is available only if you elect a GMWB option (provided you purchased your Contract on or after January 12, 2007). For more information, see “Death Benefit.”

[6]

The GMDB Base is generally the minimum value that would be paid under this GMDB. The Return of Premium GMDB (GMIB version) is available only if you elect the GMIB EXTRA rider. For more information, see “Death Benefit.”

[7]

The GMDB Base is generally the minimum value that would be paid under the GMDB. The Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB version) is only available if you elect the GMIB EXTRA rider (provided you purchased your Contract on or after June 23, 2008). For more information, see “Death Benefit.”

[8]	The ADB Base is the account value. For more information, see “Additional Death Benefit.”

[9]	The GMIB Base is the amount used to calculate the monthly income payable under the Guaranteed Minimum Income Benefit (“GMIB”). For more information, see “Guaranteed Minimum Income Benefit.”

[10]	The GMIB EXTRA Base is the amount used to calculate the monthly income payable when the Contract annuitizes under the GMIB EXTRA. For more information, see “Guaranteed Minimum Income Benefit EXTRA.”

[11]

The GMWB Base is the amount used to calculate the Guaranteed Lifetime Amount under the Guaranteed Minimum Withdrawal Benefit (“GMWB”). The Guaranteed Lifetime Amount is equal to the GMWB Base multiplied by the Lifetime Income Percentage. For more information, see “Guaranteed Minimum Withdrawal Benefit.”

The next table shows the Fund fees and expenses that you may pay periodically during the time that you own the Contract. The table shows the minimum and maximum total operating expenses of the Fund for the fiscal year ended December 31, 2013, before any contractual waivers and expense reimbursements. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

Range of Expenses for the Funds[12]	Minimum	Maximum
Total Annual Fund Operating Expenses (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, shareholder service fees, and other expenses)	0.46%	1.78%

[12]

The Fund expenses used to prepare this table were provided to us by the Funds. We have not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2013 or estimated for the current year. Current or future expenses may be greater or less than those shown. The investment adviser for certain Funds may voluntarily reimburse or waive Fund expenses. For more information about these arrangements, consult the prospectuses for the Funds.

Examples

These Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner Transaction Expenses, Separate Account Annual Expenses (including the current asset-based insurance charge for the most expensive subaccount), the current Annual Contract Fee, the current Greater of Maximum Anniversary Value and Roll-Up GMDB Charge, the current ADB Charge, the current GMWB Joint Life Charge (with the Income Enhancement Benefit), and Annual Fund Operating Expenses. These costs reflect the most expensive combination of Contract charges. These Examples assume that the Contract was purchased on or after June 23, 2008. If you elected fewer or a different combination of Contract features, your costs would be lower than those shown.

Example 1. This Example assumes that you invest $10,000 in a B Class Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender the Contract at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$1157	$2053	$2980	$5617
(b)	$1034	$1687	$2378	$4490

(2) If you annuitize or remain invested in the Contract at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$527	$1603	$2710	$5617
(b)	$396	$1222	$2094	$5617

Example 2. This Example assumes that you invest $10,000 in an L Class Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender the Contract at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$1087	$2020	$2800	$5773
(b)	$961	$1650	$2190	$4672

(2) If you annuitize or remain invested in the Contract at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$547	$1660	$2800	$5773
(b)	$416	$1281	$2190	$4672

Example 3. This Example assumes that you invest $10,000 in a C Class Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender the Contract at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$741	$1702	$2866	$5888
(b)	$613	$1325	$2261	$4805

(2) If you annuitize or remain invested in the Contract at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$561	$1702	$2866	$5888
(b)	$431	$1325	$2261	$4805

Example 4. This Example assumes that you invest $10,000 in an XC Class Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender the Contract at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$1286	$2346	$3429	$5926
(b)	$1105	$1804	$2530	$4143

(2) If you annuitize or remain invested in the Contract at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$566	$1716	$2889	$5926
(b)	$436	$1339	$2285	$4850

Example 4, above, takes into account any bonus amounts that are subject to recapture. The circumstances under which bonus credits are recaptured are discussed later in this Prospectus.

Contractual waivers and reimbursements are reflected in the first year of the Example, but not in subsequent years. See the “Charges, Deductions, and Credits” section in this Prospectus and the Fund prospectuses for a further discussion of fees and charges.

The Examples should not be considered a representation of past or future expenses or annual rates of return of any Fund. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples.

Condensed financial information containing the accumulation unit value history appears at the end of this Prospectus.

Capsule Summary of the Contract

This summary provides only a brief overview of the more important features of the Contract. You may obtain more detailed information about the Contract later in this Prospectus and in the Statement of Additional Information (“SAI”). Please read this Prospectus carefully.

Your Contract in General

•

Tax-Deferred Accumulation. This annuity is a contract between you (the contract owner) and us in which you agree to make one or more payments to us and, in return, we agree to make a series of payments to you at a later date. The Contract gives you the opportunity to accumulate earnings on your account value that are generally tax-deferred until:

➢	you take money out of the Contract by surrender or partial withdrawal or take withdrawals under the Guaranteed Minimum Withdrawal Benefit (“GMWB”),

➢	we make annuity payments to you,

➢	or we pay the death benefit.

Your account value will increase or decrease depending on the investment performance of the subaccounts to which you allocate premiums and transfer account value, the premiums you pay, the fees and charges we deduct, and the effects of any Contract transactions (such as transfers and partial withdrawals) on your account value.

•

Accumulation and Annuity Periods. Like all deferred annuities, the Contract has two phases: the “pay-in” or accumulation period and the “payout” or annuity period. During the accumulation period, you can allocate premiums and transfer account value among any combination of subaccounts offered under the Contract. The annuity period begins once you start receiving regular annuity payments from the Contract. You may receive fixed annuity payments under one of the available annuity payment options. The annuity value you accumulate during the accumulation period will determine the dollar amount of any annuity payments you receive.

•

Death Benefit. The Contract also provides a death benefit payable if the owner (or the first owner to die, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) dies before the annuity date.

•

Retirement Savings Vehicle. The Contract is designed to be a long-term investment in order to provide annuity benefits for you. If you withdraw money from the Contract prematurely, you may incur substantial charges. In addition, any money you take out of the Contract to the extent of gain is subject to tax, and if taken before age 59 1⁄2 may also be subject to a 10% federal penalty tax. For these reasons, you need to consider your current and short-term income needs carefully before you decide to buy the Contract.

•

The Separate Account. You may allocate premium(s) into up to 20 of the available subaccounts. Each subaccount invests exclusively in one of the Funds listed in the beginning of this Prospectus. We reserve the right to offer other subaccounts in the future or close subaccounts to new premiums and incoming transfers of account value. Your investment returns on amounts you allocate to the subaccounts will fluctuate each day with the investment performance of those subaccounts and will be reduced by Contract fees and charges. You bear the entire investment risk for amounts you allocate to the subaccounts.

•

Tax-Deferred Plans. The Contract is only available as a nonqualified contract. It may not be issued as an IRA, Roth IRA, tax-sheltered annuity, SEP IRA, SIMPLE IRA, or purchased through an established tax-qualified custodial account or in connection with a qualified retirement plan or Section 457(b) plan.

•	State Variations. As noted, Contracts issued in your state may provide different features and benefits from those described in this Prospectus. See Appendix J for state variations.

•

Controlling Documents. This Prospectus provides a general description of the Contracts. Your actual Contract and any riders or endorsements are the controlling documents. If you would like to review a copy of the Contract or any riders or endorsements, contact our Service Center.

•

Other Contracts We Issue. We offer other variable annuity contracts that are available in different markets and have different fund selections. To obtain more information about these contracts, contact our Service Center or your Financial Advisor.

For information concerning compensation paid for the sale of Contracts, see “Other Information – Selling the Contract.”

The Classes

•

The Contract allows you to select one of four different charge structures subject to state availability based on your specific situation. Each different charge structure is referred to as a “Class.” Each Class imposes a different level of surrender charge and asset-based insurance charge. Your Financial Advisor can assist you in selecting the Class that is right for you, based on your needs and preferences. Prior to issuance, you must select one of the four available Classes of the Contract:

➢

B Class — imposes a surrender charge on withdrawals equal to a maximum of 7.0% of each premium payment, reducing annually over 7 years following each premium payment. If you purchased your Contract prior to June 23, 2008, the asset-based insurance charge varies by subaccount and ranges from 1.15% to 1.40% of subaccount assets (guaranteed not to exceed 2.00%). If you purchased your Contract on or after June 23, 2008, the asset-based insurance charge ranges from 1.25% to 1.50% (guaranteed not to exceed 2.00%);

➢

L Class — imposes a surrender charge on withdrawals equal to a maximum of 6.0% of each premium payment, reducing annually over 4 years following each premium payment. If you purchased your Contract prior to June 23, 2008, the asset-based insurance charge varies by subaccount and ranges from 1.35% to 1.60% of subaccount assets (guaranteed not to exceed 2.00%). If you purchased your Contract on or after June 23, 2008, the asset-based insurance charge ranges from 1.45% to 1.70% (guaranteed not to exceed 2.00%);

➢

C Class — imposes a surrender charge on withdrawals equal to 2.0% of each premium payment during the first year following each premium payment. If you purchased your Contract prior to June 23, 2008, the asset-based insurance charge varies by subaccount and ranges from 1.50% to 1.75% of subaccount assets (guaranteed not to exceed 2.00%). If you purchased your Contract on or after June 23, 2008, the asset-based insurance charge ranges from 1.60% to 1.85% (guaranteed not to exceed 2.00%); and

➢

XC Class — imposes a surrender charge on withdrawals equal to a maximum of 8.0% of each premium payment, reducing annually over 9 years following each premium payment. If you purchased your Contract prior to June 23, 2008, the asset-based insurance charge varies by subaccount and ranges from 1.55% to 1.80% of subaccount assets (guaranteed not to exceed 2.00%). If you purchased your Contract on or after June 23, 2008, the asset-based insurance charge ranges from 1.65% to 1.90% (guaranteed not to exceed 2.00%). If you select this Class, we will add a bonus amount to your account value each time you make a premium payment. Under certain circumstances, we may recapture all or a portion of the bonus amount.

Premiums

•

Premium Flexibility. Generally, before the annuity date you can pay premiums as often as you like. The initial premium payment must be $10,000 or more. Subsequent premiums must be $50 or more. The minimum premiums do not vary by Class.

•

Third Party Checks. We reserve the right to not accept third party checks. A third party check is a check that is made payable to one person who endorses it and offers it as payment to a second person. Checks should normally be payable to Transamerica Advisors Life Insurance Company, however, in some circumstances, at our discretion we may accept third party checks that are from rollovers or transfers from other financial institutions. Any third party checks not accepted by our company will be returned.

•

Maximum Premium. We may refuse to accept additional premiums if the total premiums paid under all variable annuity contracts issued by us or any other life insurance company affiliate, and owned by you (or any co-owner or the annuitant, if the contract owner is a non-natural person) exceed $1,000,000.

•

Right to Refuse Premiums. We reserve the right to refuse to accept any premium payments. No additional premiums may be paid on or after the owner’s (or older co-owner’s or annuitant’s, if the owner is a non-natural person) 85th birthday.

•

Premium Allocation. As you direct, we will put premiums into the subaccounts corresponding to the Funds in which we invest your account value. If your state requires us to return your premium(s) in the event you exercise your right to cancel the Contract, we will place your premium(s) into the BlackRock Money Market V.I. Subaccount for the first 14 days following the contract date. After 14 days, we’ll put the money into the subaccounts you’ve selected or according to the composition of the asset allocation model you’ve selected in effect at that time. If you have not made any withdrawals and we have placed your premiums in the BlackRock Money Market V.I. Subaccount for 14 days as described above, we guarantee we will allocate at least your premiums to your selected subaccounts after the 14 day period, regardless of charges or investment performance. We reserve the right to discontinue providing this guarantee for Contracts issued after a specified date. We will not provide this guarantee to contract owners, in states where we return account value (less bonus amounts), who elect to put their premiums into the BlackRock Money Market V.I. Subaccount. If your state permits us to return the account value (less bonus amounts) in the event you exercise your right to cancel the Contract, we’ll invest your premium immediately in the subaccounts you’ve selected or according to the composition of the asset allocation model you’ve selected in effect at that time. However, for Contracts issued in California, for contract owners who are 60 years of age or older, we will put all premiums in the BlackRock Money Market V.I. Subaccount for the first 35 days following the contract date, unless the contract owner directs us to invest the premiums immediately in other subaccounts. We also will not provide the guarantee discussed above to Contracts issued in California for contract owners who are 60 years of age or older, whose premiums are invested in the BlackRock Money Market V.I. Subaccount.

•

Maximum Number of Subaccounts. Currently, you may allocate premiums or account value among up to 20 of the available subaccounts. Generally, within certain limits you may transfer account value periodically among subaccounts.

•

Funds Available for Investment. The Funds available for investment are listed at the beginning of this Prospectus. Each subaccount invests in a corresponding Fund. If you want detailed information about the investment objectives of the Funds, see “Investments of the Separate Account” and the prospectuses for the Funds.

Transfers Among Subaccounts

•

Limitation on Transfers. Before the annuity date, you may transfer all or part of your account value among the subaccounts up to twelve times per contract year without charge. You may make more than twelve transfers among available subaccounts during a contract year, but we will charge $25 per extra transfer (guaranteed not to exceed $30). See “Transfers Among Subaccounts.” We may impose additional restrictions on transfers that violate our Disruptive Trading Procedures. See “Transfers Among Subaccounts – Disruptive Trading.”

•

Minimum Amounts. Your transfer from a subaccount must be for a minimum of $100 or the total value in a subaccount, if less. Your minimum value remaining in a subaccount after a transfer must be at least $100, or we will transfer the total subaccount value.

•	Transfer Programs. Several specialized transfer programs are available at no additional cost under the Contract. You cannot use more than one such program at a time.

➢

First, we offer a Dollar Cost Averaging Program where money you’ve put in a designated subaccount is systematically transferred monthly or quarterly into other subaccounts you select without charge. The program may allow you to take advantage of fluctuations in accumulation unit values over time. There is no guarantee that Dollar Cost Averaging will result in lower average prices or protect against market loss. (See “Dollar Cost Averaging Program.”)

➢

Second, through participation in the Asset Allocation Program, you may select one of six asset allocation models. Unless you instruct us otherwise, your account value is automatically rebalanced at the end of each calendar quarter based on the asset allocation model selected. (See “Asset Allocation Program.”)

➢

Third, you may choose to participate in the Rebalancing Program where we automatically reallocate your account value monthly, quarterly, semi-annually, or annually in order to maintain a particular percentage allocation among the subaccounts that you select. (See “Rebalancing Program.”)

Partial Withdrawals, Guaranteed Lifetime Amount, and Surrender

•

Partial Withdrawals. At any time prior to the annuity date, if you submit a written request or obtain proper telephone authorization, you may withdraw part of your surrender value, subject to the following rules.

➢	You must request at least $40.
➢	Surrender charges may apply and, for XC Class Contracts, bonus amounts may be recaptured.
➢

We will not process a withdrawal which would reduce the surrender value below $5,000. (Please note that other rules apply if you elected an optional GMWB or a Guaranteed Minimum Income Benefit (“GMIB”) rider).

Partial withdrawals will reduce your account value. Depending on its amount and timing, a withdrawal may considerably reduce or eliminate some of the benefits and guarantees provided by your Contract. For example, partial withdrawals may reduce benefits under the GMWB rider by substantially more than the amount withdrawn. You should carefully consider whether a partial withdrawal under a particular circumstance will have a negative impact to your benefits or guarantees. The impact of partial withdrawals generally on your benefits and guarantees is discussed in the corresponding sections of the prospectus describing such benefits and guarantees.

•

Systematic Withdrawal Program. Under a Systematic Withdrawal Program, you may have automatic withdrawals made monthly, quarterly, semi-annually, or annually. For more information, see the “Systematic Withdrawal Program” section, later in this Prospectus.

•

Guaranteed Lifetime Amount. If you elected the GMWB, you may take minimum annual withdrawals called the Guaranteed Lifetime Amount (regardless of your account value) during your lifetime. See “Guaranteed Minimum Withdrawal Benefit” later in this Prospectus.

•	Surrender. At any time prior to annuitization, you may submit a written request to surrender your Contract and receive its surrender value.

•

Surrender Charge. Surrenders and partial withdrawals may be subject to a surrender charge with the amount of the charge and the period that the charge applies depending on the Class (see “Surrender Charge”). However, we won’t impose a surrender charge to the extent that withdrawals from the Contract in a contract year do not exceed the “free withdrawal amount” determined as of the date we receive your withdrawal request. The “free withdrawal amount” equals the greater of (a) the sum of: 10% of each premium subject to a surrender charge (not to exceed the amount of each premium that had not been previously withdrawn as of the beginning of the contract year), less any prior withdrawals during that contract year; and (b) the gain in the Contract plus premiums remaining in the Contract that are no longer subject to a surrender charge. The gain in the Contract equals the excess, if any, of the contract value just prior to the withdrawal over total premiums paid into the Contract less prior withdrawals of these premiums. The surrender charge applies to each subsequent premium payment, as well as the initial premium payment.

•	Tax Consequences. A partial withdrawal or surrender may have adverse tax consequences, including the imposition of a penalty tax on withdrawals prior to age 59 1⁄2.

Death Benefits

•

Standard Death Benefit. The Contract provides a death benefit if you die before the annuity date. Unless you select an optional guaranteed minimum death benefit (“GMDB”) below, the standard death benefit equals the account value, less uncollected charges and any bonus amounts subject to recapture on death. Depending upon the age of any owner (annuitant, if the owner is a non-natural person) on the contract date, one or more of the GMDB options may not be available, so the standard death benefit will apply. If the standard death benefit applies, no minimum amount is guaranteed and the death benefit will fluctuate based on the investment performance of the subaccounts in which you invest.

•	GMDB Options. For an additional charge, you may elect one of the following GMDB options, provided you meet the age requirements specified for the GMDB option you choose:

➢	Return of Premium (a standard version or an alternative version is available if you elect either GMIB EXTRA or a GMWB)
➢	Maximum Anniversary Value
➢

Greater of Maximum Anniversary Value and Roll-Up (a standard version is currently available and an additional version is available if you purchased your Contract on or after June 23, 2008 and you elect the GMIB EXTRA)

If you elect a GMDB option, the death benefit will not be less than the applicable GMDB Base.

•

Additional Death Benefit. Contract owners may elect the Additional Death Benefit (“ADB”) for an additional charge, if any owner (or the annuitant, if the owner is a non-natural person) is not over the age of 75 on the contract date. The ADB is an optional rider that may provide, on the death of the owner, an additional death benefit that may be used to help defray some or all of the expenses attributable to taxes payable on death benefit proceeds paid under the Contract.

You can find more detailed information about the standard death benefit, the GMDB options, and the ADB, and how they are calculated, including age limitations that apply, under “Death Benefit” and “Additional Death Benefit.”

The payment of a death benefit may have tax consequences (see “Tax Information”).

Also, any death benefit applicable under a GMDB option and/or the ADB option during the accumulation period will terminate upon the annuity date.

Annuity Payments

•	Annuity payments begin on the annuity date and are made under the annuity option you select.

•

You may select an annuity date that may not be earlier than the first Contract anniversary and may not be later than the maturity date. The maturity date is the oldest annuitant’s 95th birthday. If you do not select an annuity date, the annuity date is the maturity date. Details about the annuity options available under the Contract can be found under “Annuity Options.”

•	Annuity payments may have tax consequences (see “Tax Information”).

•

If the annuitant and any joint annuitant are not over the age of 75 on the contract date, you may elect a GMIB rider for an additional charge. If the annuitant and any joint annuitant are not under the age of 45 and not over the age of 75 (age 70 if you purchased your Contract prior to June 23, 2008) on the contract date, you may elect the GMIB EXTRA rider for an additional charge. The GMIB and GMIB EXTRA are optional riders that provide you the ability to receive guaranteed minimum monthly fixed payments in the future if you annuitize under the terms and conditions of the rider.

•	All optional guaranteed benefit riders under the Contract terminate when annuity payments begin or on the maturity date.

Fees and Charges

•

Asset-Based Insurance Charge. We currently impose an asset-based insurance charge to cover expenses and certain risks. The amount of the charge varies by Class and subaccount. We deduct the asset-based insurance charge daily from the net asset value of the subaccounts. We don’t deduct this charge after the annuity date.

•

Surrender Charge. We may impose a surrender charge only if you surrender or take a withdrawal from your Contract. The amount and period of the surrender charge varies by Class and applies to the initial premium and all subsequent premiums.

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Contract Fee. If the greater of account value (less uncollected charges) or premiums (less withdrawals), is less than $50,000, we currently impose a $50 contract fee on each contract anniversary and upon surrender or annuitization to reimburse us for expenses related to maintenance of these Contracts. This contract fee will not exceed $75. We don’t deduct this fee upon payment of a death benefit or after the annuity date.

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Transfer Fee. You may make up to twelve transfers among subaccounts per contract year without charge. If you make more than twelve, we will charge you $25 (guaranteed not to exceed $30) for each extra transfer. We deduct this fee pro rata from the amount transferred. Transfers made by us under the Dollar Cost Averaging Program, the Asset Allocation Program, and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per contract year without charge.

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Rider Charges. If you elect a GMDB, ADB, GMIB, or GMWB rider, we deduct a charge that compensates us for the costs and risks we assume in providing the benefit. We won’t deduct this charge after the annuity date. The charges vary according to which riders you choose. If a rider is terminated at any time other than on a quarterversary, we will deduct from the account value a pro rata amount of any charges that would be collected on the next quarterversary. For more information on each rider charge, see “Charges, Deductions, and Credits” later in this Prospectus.

•	Premium Taxes. Under certain circumstances, we deduct a charge for any premium taxes imposed. Premium tax rates vary from jurisdiction to jurisdiction. They currently range from 0% to 3.5%.

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Redemption Fee. We reserve the right to impose a redemption fee upon a transfer from one subaccount to another in states where permissible, or to collect any redemption fee imposed by any Fund or if required by any regulatory authority.

•	Fund Expenses. You will bear the costs of advisory fees and operating expenses deducted from Fund assets.

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Current/Maximum Fees and Charges. We may change the current charges for the asset-based insurance charge, the Contract fee, the transfer fee, the GMDB charge, the ADB charge, the GMIB charge, and the GMWB charge, but the charges will never exceed the maximum charges listed in the Fee Table.

You can find detailed information about all fees and charges imposed on the Contract under “Charges, Deductions, and Credits.”

Right to Review (“Free Look”)

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When you receive the Contract, review it carefully to make sure it is what you intended to purchase. Generally, within 10 days after you receive the Contract, you may return it for a refund. The Contract will then be deemed void. Some states allow a longer period of time to return the Contract, particularly if the Contract is replacing another contract.

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To receive a refund, return the Contract along with your letter of instruction to the Service Center or to the Financial Advisor who sold it. The amount we return depends upon your state’s requirements. Some states require us to return your premium(s) in the event you exercise your right to cancel the Contract, while others permit us to return the account value less bonus amounts as of the date we receive your returned Contract.

Replacement of Contracts

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It is advisable to always carefully consider the purchase of a Contract as a replacement for an existing annuity contract or life insurance policy. You should replace an existing contract only when you determine that the Contract is better for you. You may have to pay a surrender charge on your existing contract, and the new Contract may impose a new surrender charge period. Before you buy a Contract, ask your Financial Advisor if purchasing a Contract will be advantageous, given the Contract’s features, benefits, and charges compared to your existing contract.

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You should talk to your tax advisor to make sure that a replacement purchase will qualify as a tax-free exchange. If you surrender your existing contract for cash and then buy the Contract, you may have to pay federal income taxes, including possible penalty taxes, on the surrender. Also, because we will not issue the Contract until we have received the initial premium from your existing insurance company, the issuance of the Contract may be delayed.

Transamerica Advisors Life Insurance Company and the Separate Account

Transamerica Advisors Life Insurance Company

Transamerica Advisors Life Insurance Company was incorporated under the laws of the State of Washington on January 27, 1986. It was redomesticated to the State of Arkansas on August 30, 1991. It is engaged in the sale of life insurance and annuity products. On December 28, 2007, the Company became an indirect wholly owned subsidiary of Aegon USA, Inc., now Aegon USA, LLC (“Aegon USA”). Aegon USA is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of the Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. Prior to July 1, 2010, the Company was known as Merrill Lynch Life Insurance Company. The Company was formerly an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. (“Merrill Lynch”), a corporation whose common stock is traded on the New York Stock Exchange.

The Separate Account

The Merrill Lynch Life Variable Annuity Separate Account A (the “Separate Account”) offers through its subaccounts a variety of investment options. Each option has a different investment objective.

We established the Separate Account on August 6, 1991. It is governed by Arkansas law, our state of domicile. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The Separate Account meets the definition of a separate account under the federal securities laws. The Separate Account’s assets are segregated from all of our other assets.

Segregation of Separate Account Assets

Effect of Segregation	• Obligations to contract owners and beneficiaries that arise under the Contract are our obligations.
• We own all of the assets in the Separate Account.

•  The Separate Account’s income, gains, and losses, whether or not realized, derived from Separate Account assets are credited to or charged against the Separate Account without regard to our other income, gains, or losses.

• The assets in each Separate Account will always be at least equal to the reserves and other liabilities of the Separate Account.

•  If the Separate Account’s assets exceed the required reserves and other Contract liabilities, we may from time to time in the normal course of business, transfer the excess to our general account. Such excess amounts may include, without limitation, amounts representing fees and charges incurred, but not yet deducted from the Separate Account. Before making any such transfers, we will ensure that the Separate Account’s assets are sufficient to meet our obligations under the federal securities laws.

•  The assets in the Separate Account, to the extent of its reserves and liabilities, may not be charged with liabilities arising out of any other business we conduct nor may the assets of the Separate Account be charged with any liabilities of other separate accounts.

Subaccount Investments

Subaccounts	• Subaccounts may be added or closed in the future.

Performance of Similar Funds

•  Although the investment objectives and policies of certain Funds are similar to the investment objectives and policies of other portfolios that may be managed or sponsored by the same investment adviser, subadviser, manager, or sponsor, we do not represent or assure that the investment results will be comparable to those of any other portfolio, even where the investment adviser, subadviser, or manager is the same.

•  Certain Funds available through the Contract have names similar to funds not available through the Contract. The performance of a fund not available through the Contract does not indicate performance of a similarly named Fund available through the Contract. Differences in portfolio size, actual investments held, fund expenses, and other factors all contribute to differences in fund performance. For all these reasons, you should expect investment results to differ.

Investments of the Separate Account

General Information and Investment Risks

Information about investment objectives, management, policies, restrictions, expenses, risks, and all other aspects of fund operations can be found in the Funds’ prospectuses and Statements of Additional Information. Read these carefully before investing. Fund shares are currently sold to our separate accounts, as well as separate accounts of Transamerica Advisors Life Insurance Company of New York (an indirect wholly owned subsidiary of Aegon USA), and insurance companies affiliated or not affiliated with us, to fund benefits under certain variable annuity and variable life insurance contracts. Shares of these Funds may be offered to certain pension or retirement plans.

Generally, you should consider the Funds as long-term investments and vehicles for diversification, but not as a balanced investment program. Many of these Funds may not be appropriate as the exclusive investment to fund a Contract for all contract owners. The Fund prospectuses also describe certain additional risks, including investing on an international basis or in foreign securities and investing in lower rated or unrated fixed income securities. There is no guarantee that any Fund will be able to meet its investment objectives. Meeting these objectives depends upon future economic conditions and upon how well Fund management anticipates changes in economic conditions.

The Funds

The funds available under the Contract are listed in Appendix A.

Certain Payments We Receive With Regard to the Funds

We (and our affiliates) may directly or indirectly receive payments, which may be significant, from the Funds, their advisers, subadvisers, distributors, or affiliates thereof, in connection with certain administrative, marketing and other services we (and our affiliates) provide and expenses we incur. We (and/or our affiliates) generally receive two types of payments:

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Rule 12b-1 and Shareholder Service Fees. We receive 12b-1 or shareholder service fees from some Funds. These fees are deducted from the assets of the Funds and decrease the Funds’ investment returns. The percentages differ, and some Funds may pay more than others. Currently, these fees annually range from 0.0% to 0.25% of the average daily assets of the Funds attributable to the Contract and to certain other variable insurance contracts that we and our affiliates issue. We may continue to receive 12b-1 or shareholder service fees on subaccounts that are closed to new investments, depending on the terms of the agreements supporting those payments and on the services we or our affiliates provide.

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Administrative, Marketing and Support Service Fees (“Support Fees”). As noted above, an investment adviser, subadviser, and/or distributor (or affiliates thereof) of the Funds may make payments to us and/or our affiliates. These payments may be used for a variety of purposes, including payment of expenses that we (and our affiliates) incur in promoting, marketing, and administering the Contract and, in our role as an intermediary, the Funds. We (and our affiliates) may profit from these payments. These payments may be derived, in whole or in part, from the investment advisory fee deducted from Fund assets. Contract owners, through their indirect investment in the Funds, bear the costs of these investment advisory fees (see the Funds’ prospectuses for more information). The amount of the payments we receive is based on a percentage of the assets of the particular Funds attributable to the Contract and to certain other variable insurance contracts that we and our affiliates issue. These percentages differ, and some advisers (or affiliates) may pay more than others. These percentages currently range from 0.0% to 0.35% annually.

The combined percentages we receive with regard to each Fund currently range from 0.00% to 0.55% annually. Furthermore, our parent, Aegon USA, receives indirect compensation on assets invested in Aegon USA’s proprietary Funds (the Transamerica Series Trust) because its affiliates receive compensation from the Funds for investment advisory, administrative, transfer agency, distribution, and/or other services. Thus, Aegon USA may receive more revenue with respect to proprietary Funds than nonproprietary Funds.

Proceeds from these payments by the Funds, the advisers, the subadvisers and/or their affiliates may be used for any corporate purpose, including payment of expenses (1) that we and our affiliates incur in promoting, marketing, and administering the Contract, and (2) that we incur, in our role as intermediary, in promoting, marketing, and administering the Funds. We and our affiliates may profit from these payments.

We pay American Funds Distributors, Inc., the principal underwriter for the American Funds Insurance Series, a percentage of account value allocated to the American Funds Asset Allocation, Bond, Growth, Growth-Income, and International Funds for the services it provides in marketing the Funds’ shares in connection with the Contracts.

For further details about the compensation payments we make in connection with the sale of the Contracts, see “Other Information – Selling the Contract” in this prospectus.

Selection of Underlying Funds

We select the underlying Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser’s or subadviser’s reputation and tenure, brand recognition, performance, and/or the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Fund’s adviser is one of our affiliates or whether the Fund, its adviser, or an affiliate makes payments to us or our affiliates. For additional information on these arrangements, see “Certain Payments We Receive With Regard to the Funds.” We review the Funds periodically and may remove a Fund or limit its availability to new premiums and/or incoming transfers of account value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from contract owners.

You are responsible for choosing the subaccounts or an asset allocation model (See “Asset Allocation Program”), and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the Funds that is available to you, including each Fund’s prospectus, statement of additional information, and annual and semi/annual reports. After you select subaccounts or a model for your initial premium payment, you should monitor and periodically reevaluate your allocations to determine if they are still appropriate.

The Company does not provide investment advice and does not recommend or endorse any particular underlying Fund or model. You bear the risk of any decline in the account value of your Contract resulting from the performance of the Funds you have chosen.

Other Share Classes and Portfolios

The Funds offer various classes of shares, each of which has a different level of expenses. Each Fund may also be a single series or portfolio of an open-end investment company that offers other series or portfolios. Accordingly, prospectuses for the Funds may provide information for share classes and series or portfolios that are not available through the Contract. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares and particular series or portfolio that is available through the Contract.

Purchases and Redemptions of Fund Shares; Reinvestment

The Separate Account will purchase and redeem shares of the Funds at net asset value to provide benefits under the Contract. Fund distributions to the Separate Account are automatically reinvested at net asset value in additional shares of the Funds.

Substitution of Investments

We may substitute a different investment option for any of the current Funds. A substitution may become necessary if, in our judgment, a portfolio no longer suits the purposes of the Contracts or for any other reason in our sole discretion. This may happen due to a change in laws or regulations, or a change in a portfolio’s investment objectives or restrictions, or because the portfolio is no longer available for investment, or for some other reason. A substituted portfolio may have different fees and expenses. Substitution may be made with respect to existing account value or future premium payments, or both for some or all classes of Contracts. Furthermore, we may close subaccounts to allocation of new premium payments or incoming transfers of account value, or both for some or all classes of Contracts, at any time in our sole discretion. However, before any such substitution, we would obtain any necessary approval of the SEC and applicable state insurance departments. We will notify you of any substitutions.

Features and Benefits of the Contract

As we describe the Contract, we will often use the word “you.” In this context “you” means “contract owner.”

Ownership of the Contract

The contract owner (and any co-owner) is entitled to exercise all rights under the Contract. Unless otherwise specified, the purchaser of the Contract will be the contract owner. The Contract can be owned by a trust or a corporation. However, special tax rules apply to Contracts owned by “non-natural persons” such as corporations and certain types of “non-grantor” trusts. You should consult your tax advisor if the annuity will be owned by a “non-natural person.” If you are a human being, you are considered a “natural person.” You may designate a beneficiary. If you irrevocably name a beneficiary, you can later change the beneficiary only with the irrevocable beneficiary’s written consent. If an owner dies before the annuity date, the beneficiary will receive a death benefit. If an eligible spouse is named as the sole primary beneficiary, that spouse may, if eligible, continue the Contract as the new owner under the Spousal Beneficiary Continuation Option. You may also designate an annuitant. See “Spousal Beneficiary Continuation Option.”

Changing the Annuitant	• At any time prior to the annuity date, except when an owner is a non-natural person, you may change the annuitant subject to certain requirements and limitations.

•  If you change the annuitant, the new annuitant must not have been: older than 80 years old on the contract date; older than age 75 on the contract date if you elected GMIB; younger than age 45 or older than age 75 on the contract date if you elected GMIB EXTRA and you purchased your Contract on or after June 23, 2008; and younger than age 45 or older than age 70 on the contract date if you elected GMIB EXTRA and you purchased your Contract prior to June 23, 2008.

• A change of annuitant cannot cause the maturity date to be later than the maturity date established on the contract date.
• If you don’t select an annuitant, you are the annuitant.
• If you elected a GMIB, a change in annuitant may cause the GMIB rider to terminate or limit the GMIB, or reduce the period for exercising the GMIB.
• If you elected the Single Life GMWB, joint annuitants are not permitted.
• If you elected Joint Life GMWB, you and your spouse must be the joint annuitants.
• If you elected a GMWB or GMIB, there are certain restrictions on changing the annuitant. See “Guaranteed Minimum Withdrawal Benefit” or “Guaranteed Minimum Income Benefit.”

Changing the Owner	• Upon written request, you may designate a new owner subject to certain requirements and limitations.
• If you change the owner, the new owner must not have been older than 80 years old on the contract date.
• A change in owner terminates all prior beneficiary designations, subject to the consent of any irrevocable beneficiary.
• If a beneficiary is not named, then the estate becomes the beneficiary.
• We are not responsible for the tax consequences of any change in ownership.
• If you elected the GMDB, ADB, GMIB, GMIB EXTRA or GMWB riders, a change in owner may cause the GMDB, ADB, GMIB, GMIB EXTRA or GMWB riders to be limited or terminate.
Co-owners of the Contract	• The Contract may be owned by co-owners, limited to two natural persons.
• Co-owners must exercise all rights under the Contract jointly unless we allow them to elect otherwise.
• Upon the death of either co-owner, the surviving co-owner will be deemed to be the primary beneficiary unless you specify another person as the primary beneficiary.

•  Co-owner spouses may also designate a contingent beneficiary to receive benefits on the surviving spouse co-owner’s death. The surviving spouse may later name a new beneficiary, provided the original “contingent beneficiary” designation is not irrevocable.

• Co-owner spouses must each be designated as beneficiary for the other.
• If you elected the Single Life GMWB, co-owners and joint annuitants are not permitted.

•  If you elected the Joint Life GMWB or GMIB EXTRA, co-owners and joint annuitants are permitted, but must be spouses. Each spouse must name the other as the sole primary beneficiary to continue the rider upon the death of the first spouse to die.

Continuing the Contract

•  If an eligible spouse is named as the sole primary beneficiary, that spouse may, if eligible, continue the Contract at the death of the owner as the new owner under the spousal beneficiary continuation option.

Assigning the Contract and Payments Under the Contract

•  The Contract may not be sold, discounted, pledged, or assigned as collateral for a loan or as a security for the performance of any obligation unless permitted by law in your state. Please refer to your Contract.

•  No payment and no amount under this Contract can be taken or assigned in advance of its payment date unless we receive the owner’s written consent.

Issuing the Contract

Issue Age. You can buy a Contract if you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) are not older than 80 years old. Annuitants also must not be older than 80 years old on the contract date.

•	If you elect the GMIB, no annuitant can be older than age 75 when we issue the Contract.

•	If you elect the GMIB EXTRA, no annuitant can be younger than age 45 or older than age 70 (75 if you purchased your Contract on or after June 23, 2008) when we issue the Contract.

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If you elected a GMWB, no annuitant can be younger than age 60 (if you purchased your Contract prior to January 11, 2008) or age 55 (if you purchased your Contract on or after January 11, 2008, but before June 23, 2008) or older than age 80 when you elected the GMWB rider (there is no minimum age requirement if you purchased your Contract on or after June 23, 2008).

Information We Need To Issue The Contract. Before we issue the Contract, we need certain information from you. We may require you to complete and return certain documents in certain circumstances, such as when the Contract is being issued to replace, or in exchange for, another annuity or life insurance contract. Once we review and approve the documents or the information provided, and you pay the initial premium, we’ll issue a Contract. Generally, we’ll issue the Contract and invest the premium within two business days of our receiving your premium. If we haven’t received necessary information within five business days (or longer if you consent), we will return the premium and no Contract will be issued.

Right to Review (“Free Look”)

When you receive the Contract, review it carefully to make sure it is what you intended to purchase. Generally, within 10 days after you receive the Contract, you may return it for a refund. The Contract will then be deemed void. Some states allow a longer period of time to return the Contract, particularly if the Contract is replacing another contract.

To receive a refund, return the Contract along with your letter of instruction to the Service Center or to the Financial Advisor who sold it. If your state requires us to return your premium(s) in the event you exercise your right to cancel the Contract, we will refund the greater of all premium(s) paid into the Contract less any withdrawals or the account value less any bonus amounts as of the date we receive your returned Contract. If your state permits us to return the account value in the event you exercise your right to cancel the Contract, we’ll refund the account value less any bonus amounts as of the date we receive your returned Contract. For Contracts issued in California to contract owners who are 60 years of age or older and who directed us to invest the premiums immediately in subaccount(s) other than the BlackRock Money Market V.I. Subaccount, we’ll refund the account value less any bonus amounts as of the date we receive your returned Contract.

Classes

The Contract allows you to select one of several different charge structures, each referred to as a Class, based on your specific situation. Each Class imposes different levels of surrender charges and asset-based insurance charges. In addition, the asset-based insurance charges vary by subaccount and may be higher for some subaccounts and lower for others. Depending on your needs and preferences, you can choose the Class that best meets your needs. Prior to issuance, you must select one of the following four available Classes of the Contract:

➢

B Class — imposes a surrender charge on withdrawals equal to a maximum of 7.0% of each premium payment, reducing annually over 7 years following each premium payment. If you purchased your Contract prior to June 23, 2008, the asset-based insurance charge varies by subaccount and ranges from 1.15% to 1.40% of subaccount assets (guaranteed not to exceed 2.00%). If you purchased your Contract on or after June 23, 2008, the asset-based insurance charge ranges from 1.25% to 1.50% (guaranteed not to exceed 2.00%);

➢

L Class — imposes a surrender charge on withdrawals equal to a maximum of 6.0% of each premium payment, reducing annually over 4 years following each premium payment. If you purchased your Contract prior to June 23, 2008, the asset-based insurance charge varies by subaccount and ranges from 1.35% to 1.60% of subaccount assets (guaranteed not to exceed 2.00%). If you purchased your Contract on or after June 23, 2008, the asset-based insurance charge ranges from 1.45% to 1.70% (guaranteed not to exceed 2.00%);

➢	C Class — imposes a surrender charge on withdrawals equal to 2.0% of each premium payment during the first year following each premium payment. If you purchased your Contract prior to

June 23, 2008, the asset-based insurance charge varies by subaccount and ranges from 1.50% to 1.75% of subaccount assets (guaranteed not to exceed 2.00%). If you purchased your Contract on or after June 23, 2008, the asset-based insurance charge ranges from 1.60% to 1.85% (guaranteed not to exceed 2.00%); and

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XC Class — imposes a surrender charge on withdrawals equal to a maximum of 8.0% of each premium payment, reducing annually over 9 years following each premium payment. If you purchased your Contract prior to June 23, 2008, the asset-based insurance charge varies by subaccount and ranges from 1.55% to 1.80% of subaccount assets (guaranteed not to exceed 2.00%). If you purchased your Contract on or after June 23, 2008, the asset-based insurance charge ranges from 1.65% to 1.90% (guaranteed not to exceed 2.00%). If you select this Class, we will add a bonus amount to your account value each time you make a premium payment. Under certain circumstances, we may recapture all or a portion of the bonus amount.

Bonus Payment and Recapture (For XC Class)

With regard to your initial premium payment, we will add the applicable bonus amount to your account value on the contract date. With regard to each additional premium payment, we will add the applicable bonus amount to your account value at the end of the valuation period during which that premium payment is received and accepted at our Service Center. The bonus amount is allocated among the subaccounts in the same manner as the corresponding premium payment.

Each premium payment is allocated to the bonus tiers shown below based on the amount of cumulative premium payments. Each bonus tier amount is the amount of the premium payment allocated to that tier multiplied by the current bonus percentage associated with that tier. The bonus amount attributable to the premium payment is the sum of the bonus tier amounts. Because of the way the tiers work, it may not be advantageous to purchase multiple XC Class Contracts.

We may change the current bonus percentages, but they will never be less than the minimum bonus percentages listed in the table. Any changes may apply to newly issued Contracts and to subsequent premium payments for existing Contracts.

		Then Maximum	Then Current	Then Minimum
		Bonus	Bonus	Bonus
Tier	If Cumulative Premium Payments Are:	Percentage Is:	Percentage Is:	Percentage Is:

1	Less than or equal to $25,000	5.0%	4.5%	3.0%

2	Greater than $25,000 but less than or equal to $125,000	5.5%	4.5%	3.0%

3	Greater than $125,000 but less than or equal to $500,000	5.5%	4.5%	3.5%

4	Greater than $500,000 but less than or equal to $1,000,000	6.0%	4.5%	4.0%

5	Greater than $1,000,000	7.0%	4.5%	4.5%

We may apply different bonus percentages to each premium payment by breaking out the payment according to the ranges in the above table and multiplying the portion of the payment allocated to each tier by that tier’s current bonus percentage. However, a premium payment will only be allocated to the first tier if cumulative premium payments are less than or equal to $25,000. If the initial premium payment exceeds $25,000, the first tier will not apply and the second tier will apply to all cumulative premiums less than or equal to $125,000.

For example, an initial premium payment of $20,000 would receive a maximum bonus amount of $1,000 ($20,000 × 0.05 (tier 1)). If the initial premium payment is $100,000, the maximum bonus amount would be $5,500 ($100,000 × 0.055 (tier 2)). However, an initial premium payment of $700,000 would receive a maximum bonus amount of $39,500 ($125,000 × 0.055 (tier 2) + $375,000 × 0.055 (tier 3) + $200,000 × 0.06 (tier 4)).

When calculating each bonus amount, “cumulative premium payments” do not include bonus amounts we have previously added to your account value.

From time to time, we may offer a promotional program with promotional rates for XC Class Contracts issued within specified periods of time (each, a “Promotional Period”). Such promotional programs may apply to initial and/or subsequent premium payments received during the Promotional Period. Initial and/or subsequent premium payments received after the Promotional Period will receive the current bonus percentage in effect at that time. No bonus amount (or subsequent recapture thereof, as discussed below) applied pursuant to a promotional program will be based on a percentage that exceeds the maximum bonus percentages shown in the above table. We may terminate any promotional program, or offer another promotional program, at any time in our sole discretion.

If you return the Contract during the “free look” period (see “Right to Review (“Free Look”)”), we will take back all of the bonus amount(s) we added to your Contract (i.e., recapture it). In addition, we may recapture the bonus in other circumstances. If you surrender the Contract within the three year period following our receipt of a premium payment, we will recapture all or a portion of the bonus amount; if you make a partial withdrawal within the three year period following our receipt of a premium payment, we may recapture all or a portion of the bonus amount. The bonus recapture percentages are presented in the following schedule:

Bonus Recapture Percentage for
Completed Years Since Receipt	Surrenders and Partial Withdrawals
0	100%
1	65%
2	30%
3+	0%

If you die (or upon the death of the first owner to die, if the Contract has co-owners or the first annuitant, if any contract owner is not a natural person), we will only recapture the bonus amounts credited within the six months prior to the date of death and any bonus amount credited after the date of death. The amount recaptured will be based on the schedule shown above. If you die and your spouse is eligible and elects to continue the Contract, any remaining bonus amounts will no longer be subject to recapture. We do not recapture any bonus amounts on annuitization.

We will recapture bonus amounts from your account value at the end of the valuation period during which your transaction request for payment of a death benefit and due proof of death documentation is received and accepted at our Service Center.

For each premium payment, the bonus amount subject to recapture is equal to the applicable bonus recapture percentage multiplied by [(a) minus (b)] where:

(a)	is the bonus amount attributable to that premium; and

(b)	is the sum of: each previously recaptured bonus amount attributable to that premium payment divided by the bonus recapture percentage on the date such amount was recaptured.

If you make a partial withdrawal, we will deduct bonus amounts subject to recapture based on the associated premiums withdrawn from the Contract, which are assumed to be withdrawn on a “First In, First Out” (or “FIFO”) basis. Currently, we do not recapture any bonus amounts on withdrawals that are within the “free withdrawal amount.” The amount recaptured is based on the bonus amount subject to recapture multiplied by the ratio of: (i) the associated premium withdrawn which was subject to a surrender charge to (ii) the total amount of that premium remaining in the Contract immediately prior to the withdrawal which was subject to a surrender charge. We will deduct each recaptured bonus amount on a pro rata basis from among the subaccounts you are invested in, based on the ratio of your subaccount value to your account value before the partial withdrawal.

If we recapture a bonus, we will take back the bonus amount as if it had never been applied. However, you bear any investment loss and will retain any investment gain attributable to the bonus. We will not recredit any charges, including asset-based insurance charges, imposed on a bonus amount we later take back.

For an example of how we calculate and recapture bonus amounts, see Appendix B.

The XC Class imposes higher fees and charges that are used to fully or partially offset bonus amounts paid into the Contract. During the surrender charge period, the amount of the bonus may be more than offset by the applicable bonus recapture percentages, higher surrender charges, and higher asset-based insurance charges. Contract Classes that do not offer a bonus amount and have lower fees and charges may provide larger cash surrender values than the XC Class, depending on the performance of your chosen subaccounts. We encourage you to talk with your Financial Adviser and determine which Class of the Contract is most appropriate for you.

Premiums

Minimum and Maximum Premiums. The initial premium must be $10,000 or more. The minimum subsequent premium is $50. The minimum premiums do not vary by Class. We may refuse to accept additional premiums, if the total premiums paid under all variable annuity contracts issued by us or any other life insurance company affiliate, on your life (or the life of any co-owner or the life of any annuitant, if the owner is a non-natural person) exceed $1,000,000. No additional premiums will be accepted on or after the owner (or older co-owner or the annuitant or any older joint annuitant, if the owner is a non-natural person) reaches age 85. Restrictions on subsequent premiums also apply if you elected a GMWB. (See “Guaranteed Minimum Withdrawal Benefit” later in this Prospectus).

The Contract is only available as a nonqualified contract. It may not be issued as an IRA, Roth IRA, tax-sheltered annuity, SEP IRA, SIMPLE IRA, or purchased through an established tax-qualified custodial account or in connection with a qualified retirement plan or Section 457(b) plan.

How to Make Payments. You must either pay premium payments directly to our Service Center at the address printed on the first page of this Prospectus or have the money transferred from your MLPF&S brokerage account.

Premium Investments. As you direct, we will put premiums into the subaccounts corresponding to the Funds in which we invest account value. If your state requires us to return your premium(s) in the event you exercise your right to cancel the Contract, we will place your premium(s) into the BlackRock Money Market V.I. Subaccount for the first 14 days following the contract date. After 14 days, we’ll put the money into the subaccounts you’ve selected or according to the composition of the asset allocation model you’ve selected in effect at that time. If you have not made any withdrawals and we have placed your premiums in the BlackRock Money Market V.I. Subaccount for the first 14 days as described above, we guarantee we will allocate at least your premiums to your selected subaccounts after the 14 day period, regardless of charges or investment performance. We will not provide this guarantee to contract owners, in states where we return account value, who elect to put their premiums into the BlackRock Money Market V.I. Subaccount. We reserve the right to discontinue providing this guarantee for Contracts issued after a specified date. If your state permits us to return the account value in the event you exercise your right to cancel the Contract, we’ll invest your premium immediately in the subaccounts you’ve selected or according to the composition of the asset allocation model you’ve selected in effect at that time. However, for Contracts issued in California, for contract owners who are 60 years of age or older, we will put all premiums in the BlackRock Money Market V.I. Subaccount for the first 35 days following the contract date, unless the contract owner directs us to invest the premiums immediately in other subaccounts. We also will not provide the guarantee discussed above to Contracts issued in California for contract owners who are 60 years of age or older, whose premiums are invested in the BlackRock Money Market V.I. Subaccount.

Currently, you may allocate your premium among up to 20 of the subaccounts. Allocations must be made in whole numbers. For example, 12% of a premium received may be allocated to the BlackRock Total Return V.I. Subaccount, 58% allocated to the BlackRock High Yield V.I. Subaccount, and 30% allocated to the BlackRock Large Cap Core V.I. Subaccount. However, you may not allocate 33 1/3% to the BlackRock Total Return V.I.

Subaccount and 66 2/3% to the BlackRock Large Cap Core V.I. Subaccount. If we don’t get allocation instructions when we receive subsequent premiums, we will allocate those premiums according to the allocation instructions we have on file. If your existing allocation instructions include any subaccounts that are closed, we will not accept the premium payment. We reserve the right to modify the limit on the number of subaccounts to which future allocations may be made.

Accumulation Units

Each subaccount has a distinct value for each Class, called the accumulation unit value. The accumulation unit value for each Class and subaccount varies daily with the performance and expenses of the corresponding Fund. We use this value to determine the number of subaccount accumulation units represented by your investment in a subaccount.

How Are My Contract Transactions Priced?

• We calculate a Class-specific accumulation unit value for each subaccount at the close of trading on each day that the New York Stock Exchange is open.

•   Transactions are priced, which means that accumulation units in your Contract are purchased (added to your Contract) or redeemed (taken out of your Contract), at the accumulation unit value next calculated after our Service Center receives notice of the transaction.

• For premium payments, bonus amounts under an XC Class Contract, and transfers into a subaccount, accumulation units are purchased.

•   For payment of Contract proceeds (i.e., withdrawals, surrenders, annuitization, and death benefits), transfers out of a subaccount, and deductions for any contract fee, any surrender charge, any recapture of bonus amounts (for an XC Class Contract), any ADB charge, any GMDB charge, any GMIB charge, or any GMWB charge, any transfer fee, and any premium taxes due, accumulation units are redeemed.

•   To the extent permitted by law, we may change when the accumulation unit value is calculated by giving you 30 days notice or we may defer calculation of the accumulation unit value if an emergency exists making valuation of assets in the Separate Account not reasonable practicable or if the SEC permits such deferral.

How Do We Determine The Number of Units?

•   We determine the number of accumulation units purchased by dividing the dollar value of the premium payment, bonus amount under an XC Class Contract, or the amount transferred into a Class of a subaccount by the value of one accumulation unit for that Class of the subaccount for the valuation period in which the premium payment or transfer is made or bonus amount is added.

•   Similarly, we determine the number of accumulation units redeemed by dividing the dollar value of the amount of the Contract proceeds (i.e., withdrawals, surrenders, annuitization, and death benefits), transfers out of a Class of the subaccount, and deductions for any contract fee, any surrender charge, any recapture of bonus amounts (for an XC Class Contract), any ADB charge, any GMDB charge, any GMIB charge, or any GMWB charge, any transfer fee, and any premium taxes due by the value of one accumulation unit for that Class of a subaccount for the valuation period in which the redemption is made.

• The number of subaccount accumulation units for a Contract will therefore increase or decrease as these transactions are made.

•   The number of subaccount accumulation units will not change as a result of investment experience or the deduction of asset-based insurance charges. Instead, this charge and investment experience are reflected in the calculation of the accumulation unit values.

When we establish a subaccount, we set an initial value for an accumulation unit for each Class of that subaccount. Accumulation unit values increase, decrease, or stay the same from one valuation period to the next. An accumulation unit value for any valuation period is determined by multiplying the accumulation unit value for that Class and subaccount for the prior valuation period by the net investment factor for that Class and subaccount for the current valuation period.

The net investment factor is an index used to measure the investment performance of a Class of a subaccount from one valuation period to the next. For any Class of any subaccount, we determine the net investment factor by dividing the value of the assets of that subaccount for that valuation period by the value of the assets of the subaccount for the preceding valuation period. We subtract from that result the daily equivalent of the asset-based insurance charge for that Class and subaccount for the valuation period. We also take reinvestment of dividends and capital gains into account when we determine the net investment factor.

We may adjust the net investment factor to make provisions for any change in tax law that requires us to pay tax on earnings in the Separate Account or any charge that may be assessed against the Separate Account for assessments or premium taxes or federal, state or local excise, profits or income taxes measured by or attributable to the receipt of premiums. (See “Charges, Deductions, and Credits – Other Charges.”)

Transfers Among Subaccounts

General. Before the annuity date, you may transfer all or part of your account value among the subaccounts up to twelve times per contract year without charge. You can make additional transfers among subaccounts during the contract year, but we will charge you $25 (guaranteed not to exceed $30) for each extra transfer. We will deduct the transfer fee pro rata from the amount transferred. If your premium(s) is placed into the BlackRock Money Market V.I. Subaccount for the first 14 days following the contract date (35 days in California, if the premium(s) is required to be allocated to the BlackRock Money Market V.I. Subaccount), you may not make transfers during this period. Transfers made by us under the Dollar Cost Averaging Program, the Asset Allocation Program, and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per contract year without charge. (See “Dollar Cost Averaging Program,” “Asset Allocation Program,” and “Rebalancing Program.”)

Transfers among subaccounts may be made in specific dollar amounts or as a percentage of account value. You must transfer at least $100 or the total value of a subaccount, if less. Your minimum value remaining in a subaccount after a transfer must be at least $100, or we will transfer the total value of that subaccount.

You may request transfers in writing or, once we receive proper telephone authorization, by telephone. Once we receive proper authorization, transfer requests may also be made through your Financial Advisor, or another person you designate. Transfers will be processed as of the end of the valuation period on the date the Service Center receives all the information necessary to process the transfer. Where you or your authorized representative have not given instructions to a Service Center representative prior to 4:00 p.m. (ET), even if due to our delay in answering your call, we will consider telephone transfer requests to be received the following business day. (See “Other Information – Notices and Elections” for additional information on potential delays applicable to telephone transactions.)

Market Timing and Disruptive Trading

Statement of Policy. This variable annuity was not designed to accommodate market timing or frequent or large transfers among the subaccounts or between the subaccounts and the fixed account. (Both frequent and large transfers may be considered disruptive.)

Market timing and disruptive trading can adversely affect you, other owners, beneficiaries and underlying fund portfolios. The adverse effects may include: (1) dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”); (2) an adverse effect on portfolio management, such as (a) impeding a portfolio manager’s ability to seek or sustain an investment objective; (b) causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or (c) causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and (3) increased brokerage and administrative expenses. These costs are borne by all owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or potentially disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading or have concerns about our inability to detect or prevent any such trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine that you or anyone acting on your behalf is engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the premium payment or transfer, or series of premium payments or transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. Because determining whether to impose any such special restrictions depends on our judgment and discretion, it is possible that some owners could engage in disruptive trading that is not permitted for others. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more trades or variable insurance products that we believe are connected by owner or persons engaged in trading on behalf of owners.

In addition, transfers for multiple policies invested in the Transamerica Series Trust underlying fund portfolios which are submitted together may be disruptive at certain levels. At the present time, such aggregated transactions likely will not cause disruption if less than one million dollars total is being transferred with respect to any one underlying fund portfolio (a smaller amount may apply to smaller portfolios). Please note that transfers of less than one million dollars may be disruptive in some circumstances and this general amount may change quickly.

Please note: If you engage a third party investment adviser for asset allocation services, then you may be subject to these transfer restrictions because of the actions of your investment adviser in providing these services.

In addition to our internal policies and procedures, we will administer your variable annuity to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers; or
•

expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions imposed by the underlying funds or our competitors may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur despite the imposition of a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by owners (or those acting on their behalf ) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for less than a certain period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Owners should be aware that we do not monitor transfer requests from owners or persons acting on behalf of owners against, nor do we apply, the frequent trading policies and procedures of the respective underlying fund portfolios that would be affected by the transfers.

Owners should be aware that we are required to provide to an underlying fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual owners, and to restrict or prohibit further purchases or transfers by specific owners or persons acting on their behalf, identified by an underlying fund portfolio as violating the frequent trading policies established for the underlying fund portfolio.

Omnibus Orders. Owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it may affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing or disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Dollar Cost Averaging Program

What Is It? The Contract offers an optional transfer program called Dollar Cost Averaging (“DCA”). This program may not begin until at least 30 days after the contract date. This program allows you to reallocate money at monthly or quarterly intervals from a designated subaccount to one or more other subaccounts. The DCA Program is intended to reduce the effect of short term price fluctuations on investment cost. Since we transfer the same dollar amount to selected subaccounts monthly or quarterly, the DCA Program allows you to purchase more accumulation units when prices are low and fewer accumulation units when prices are high. Therefore, you may achieve a lower average cost per accumulation unit over the long-term. However, it is important to understand that a DCA Program does not assure a profit or protect against loss in a declining market. If you choose to participate in the DCA Program you should have the financial ability to continue making transfers through periods of fluctuating markets.

If you choose to participate in the DCA Program, each month or quarter we will transfer amounts from the subaccount that you designate and allocate them in accordance with your allocation instructions to the subaccounts that you select as described in “Minimum Amounts” below.

If you choose the Asset Allocation Program, the Rebalancing Program or if you elected either a GMWB or a GMIB EXTRA, you cannot use the DCA Program. We reserve the right to make changes to this program at any time.

Participating in the DCA Program. You can choose the DCA Program before the annuity date. You may elect the DCA Program in writing or, once we receive proper telephone authorization, by telephone. Once you start using the DCA Program, you must continue it for at least three months. After three months, you may cancel the DCA Program at any time by notifying us in a form satisfactory to us. Once you reach the annuity date, you may no longer use this program.

Minimum Amounts. To elect the DCA Program, you need to have a minimum amount of money in the designated subaccount from which the DCA transfers will be made. We determine the amount by multiplying the specified length of your DCA Program in months or quarters by your specified monthly or quarterly transfer amount. Amounts of $100 or more must be allotted for each transfer in the DCA Program. We reserve the right to change these minimums. Allocations must be designated in whole percentage increments. No specific dollar amount designations may be made. Should the amount in your designated subaccount drop below the selected monthly or quarterly transfer amount, you will need to put more money in to continue the DCA Program.

When Do We Make DCA Transfers? You select the date for DCA transfers, within certain limitations. We will make the first DCA transfer on the selected date following the later of 30 days (35 days in California if the premium(s) is required to be allocated to the BlackRock Money Market V.I. Subaccount) after the contract date or the date we receive notice of your DCA election at our Service Center. We’ll make subsequent DCA transfers on the same day of each succeeding month or quarter. You may change the frequency of the DCA transfers at any time. Currently, we don’t charge for DCA transfers; they are in addition to the twelve annual transfers permitted without charge under the Contract each contract year.

Asset Allocation Program

The following is a general description of the Asset Allocation Program. A complete description is available in the brochure for the Program. This disclosure explains the material features of the Asset Allocation Program. The application and operation of the Asset Allocation Program are subject to the terms and conditions of the contract itself.

General. We make available to contract owners an Asset Allocation Program, for which our affiliate Transamerica Asset Management, Inc. (“TAM”) provides investment advice. TAM is an investment adviser registered under the Investment Advisers Act of 1940. As compensation for its services, we currently pay TAM 0.0375% of the value of the assets in the Merrill Lynch Investor Choice Annuity® and the IRA Annuity® product’s Asset Allocation Programs. We pay compensation for these services from our own company assets. We may alter the amount we pay, or cease paying, TAM for these services at any time in our sole discretion. If you participate in the Asset Allocation Program, TAM serves as investment adviser solely for the purposes of the development of the asset allocation models and periodic updates to the models. The Asset Allocation Program can be elected at issue or in writing or by proper telephone authorization at any time after issue. If you elect the Asset Allocation Program you must include all contract value in the Program. You do not pay a fee for participation in the Asset Allocation Program. We may perform certain administrative functions on behalf of TAM; however, we are not registered as an investment adviser and are not providing any investment advice in making the Program available. Furthermore, your Financial Advisor is not providing any investment advice related to the Asset Allocation Program.

There is no assurance that investment returns will be better through participation in the Asset Allocation Program. Your Contract may still lose money and experience volatility.

Asset Allocation Models. Except as described below, a contract owner electing to participate in the Asset Allocation Program (a “Program participant”) will elect to have his or her contract value allocated according to one of the model portfolios developed by TAM. There are currently six asset allocation models to choose from:

•	Conservative (formerly, Capital Preservation) – seeks capital preservation

•	Moderately Conservative (formerly, Income) – seeks income

•	Moderate (formerly, Income & Growth) – seeks income and growth

•	Moderately Aggressive (formerly, Growth) – seeks growth

•	Aggressive (formerly, Aggressive Growth) – seeks aggressive growth

•	All Equity Plus – seeks aggressive growth

When electing the Asset Allocation Program, Program participants must complete a standardized questionnaire. Your Financial Advisor can assist you in completing the questionnaire. Based on the results of the questionnaire, one of the asset allocation models is matched to the Program participant based on his or her financial situation, investment objectives, and risk tolerance. Each asset allocation model is intended for a specific type of investor, from aggressive to conservative, but the models are not constructed on an individualized basis for any one Program participant. Each model identifies one or more specific subaccounts and the percentage of premium or contract value allocated to each of those subaccount(s). The Program participant then selects from the available asset allocation models, and may select a model other than the model indicated by the questionnaire.

All of the asset allocation models except the All Equity Plus model may include subaccount(s) which invest in fixed income funds, the concentration and selection of which depends on the particular investment risk for that model. It is intended that the All Equity Plus model will not use any fixed income funds and thus may be more aggressive than the other models available. You should only select the All Equity Plus model if it is appropriate for your investment goals and risk tolerance. You may lose money by investing in an asset allocation model, the model may not perform as intended, an asset allocation model may perform better or worse than other models, and the models depend on the performance of the underlying funds of each model. The asset allocation models may be unsuccessful in maximizing returns and/or avoiding investment losses.

Certain Asset Allocation Models may be used to satisfy the Allocation Guidelines and Restrictions required by certain guarantees. (See “Guaranteed Minimum Income Benefit EXTRA” or “Guaranteed Minimum Withdrawal Benefit.”)

Changes to the Composition of Asset Allocation Models. On a quarterly basis, TAM reviews the asset allocation models and may adjust the composition of each model, which may include changes to the subaccount(s) in the model and/or the percentage allocations. Any adjustments become effective on the last business day of the calendar quarter.

If, as a result of such review, a change is made to an asset allocation model, TAM will notify Program participants in advance of the change, and each Program participant will have the opportunity to reject the change. A Program participant who chooses to reject a model change creates his or her own portfolio (a “self-directed portfolio”). TAM provides no investment advice related to the creation of a self-directed portfolio. Once a Program participant has rejected a change in a model, the Asset Allocation Program will be terminated as to that Program participant. Therefore, a Program participant who rejects a model change and thereby creates a self-directed portfolio will no longer receive written materials from TAM about the changes being made to the models. However, those Program participants can elect at any time to again participate in the Asset Allocation Program.

Contract owners who elect, either at issue or with respect to an existing Contract, to participate in the Asset Allocation Program within three weeks prior to the end of a calendar quarter will be provided with information regarding the composition of both the current asset allocation model, as well as any changes to the model which will become effective on the last day of the calendar quarter.

Initial Allocation to the Selected Asset Allocation Model. At the time you elect the Asset Allocation Program, you may choose to reallocate your contract value on the date of your election to the asset allocation model currently in effect, or you may choose to have your contract value reallocated on the last business day of the calendar quarter in which we receive the information necessary to process your request to the asset allocation model in effect for the calendar quarter following your election.

Quarterly Rebalancing. On the last day of each calendar quarter, we automatically rebalance the contract value to maintain the subaccount(s) and percentages for each Program participant’s selected asset allocation model. If the last day of the calendar quarter reflects a non-business day, your contract will be reallocated as of the close of the next business day. This quarterly rebalancing takes account of:

•	increases and decreases in contract value in each subaccount due to subaccount performance,

•	increases and decreases in contract value in each subaccount due to withdrawals (particularly if taken from specific subaccounts designated by the contract owner), and premium payments, and

•	any adjustments TAM has made to the selected model.

The first quarterly rebalancing will occur at the end of the first calendar quarter following the date the Program participant elects to participate in the Asset Allocation Program.

We will not automatically rebalance self-directed portfolios unless the contract owner elects the Rebalancing Program.

Allocation of Future Premiums. The asset allocation model that a Program participant selects will override any prior percentage allocations that the Program participant may have chosen and all future premiums will be allocated accordingly. In addition, in the event that a Program participant terminates his or her participation in the Program, unless we receive different instructions, any future premium payments will be allocated according to the percentage allocations of the previously selected model under the Program at the time the Program participant elected to terminate his or her participation.

Other Information. At any time, a Program participant can request to change his or her selected model or can elect to terminate his or her participation in the Asset Allocation Program and allocate his or her contract value among the subaccounts. If a Program participant allocates contract value among the subaccounts, his or her participation in the Asset Allocation Program will terminate and we will consider the Program participant to be in a self-directed portfolio.

TAM will remind Program participants at least annually to determine whether the Program participant’s financial situation or investment objectives have changed. In addition, when we notify Program participants quarterly of changes to the models, we also will instruct them to notify their Financial Advisor of any changes to their financial situation or investment objectives or contact us if they wish to change their selected model or create a self-directed portfolio.

Funds selected by TAM to be part of an asset allocation model may be advised or subadvised by TAM or one of its affiliates. To the extent that TAM includes such proprietary Funds in its models, TAM and/or its affiliates will receive additional compensation from the advisory fees of the Funds. (See “Certain Payments We Receive With Regard to the Funds” for information on compensation with regard to proprietary Funds.) TAM considers the compensation it receives, among a number of other factors, when deciding to include proprietary funds in the asset allocation models. You should be aware of this potential financial benefit if you elect to participate in the Asset Allocation Program.

For more information on TAM’s role as investment adviser for the Program, please see TAM’s brochure from their Form ADV, the SEC investment adviser registration form, which will be delivered to Program participants at the time they enroll in the Program and annually thereafter. Please contact us if you would like to receive a copy of this brochure. Program participants may also contact us at 1-800-535-5549 with questions about the Asset Allocation Program or the asset allocation models at any time.

Currently, we don’t charge for transfers under the Asset Allocation Program; they are in addition to the twelve annual transfers permitted without charge under the Contract. If you choose the DCA Program or the Rebalancing Program, you cannot also elect the Asset Allocation Program.

This Asset Allocation Program may be terminated or altered at any time by us with regard to existing Contracts or future Contracts, or both, for some or all classes of Contracts.

Rebalancing Program

Under the Rebalancing Program, we will allocate your premiums and rebalance your account value monthly, quarterly, semi-annually, or annually based on the rebalancing date you select and according to the subaccounts and percentages you select based on your investment goals and risk tolerance.

If you elect the Rebalancing Program, we allocate your premiums in accordance with the subaccounts and percentages you have selected. You select the rebalancing frequency and the date for the initial rebalancing within certain limitations. The date you select cannot be earlier than 30 days from the contract date. On the date you select and on each rebalancing date thereafter based on the rebalancing frequency you select, we automatically reallocate your account value to maintain the particular percentage allocation among the subaccounts that you have selected. If based on your selected date, rebalancing would occur on a date that is not a business day, the rebalancing will occur on the business day following your selected date. You may change the frequency of the Rebalancing Program at any time.

We perform this periodic rebalancing to take account of:

•	increases and decreases in account value in each subaccount due to subaccount performance, and
•	increases and decreases in account value in each subaccount due to withdrawals, transfers, and premium payments.

The Rebalancing Program can be elected at issue or at any time after issue. You may elect the Rebalancing Program in writing or, once we receive proper telephone authorization, by telephone. If you elect the Rebalancing Program, you must include all account value in the program. Unless you instruct us otherwise, we allocate all premiums in accordance with the particular percentage allocation among the subaccounts that you have selected. The percentages that you select under the Rebalancing Program will override any prior percentage allocations that you have chosen and we will allocate all future premiums accordingly. You may change your allocations at any time. Once elected, you may instruct us, in a form satisfactory to us, at any time to terminate the program. Currently, we don’t charge for transfers under this program; they are in addition to the twelve annual transfers permitted without charge under the Contract each contract year.

For self-directed portfolios, future premiums for which no specific allocation instructions are received will be allocated in accordance with the last allocation instructions we received, which may have been a prior version of the Program participant’s asset allocation model. Accordingly, Program participants with self-directed portfolios should consider providing specific allocation instructions with each premium payment or contacting us to update their default allocation instructions.

The Rebalancing Program in accordance with certain allocation parameters may be used to satisfy the Allocation Guidelines and Restrictions required by certain guarantees. (See “Guaranteed Minimum Income Benefit EXTRA” or “Guaranteed Minimum Withdrawal Benefit.”)

We reserve the right to make changes to this program at any time. If you choose the Asset Allocation Program or the DCA Program, you cannot also elect the Rebalancing Program.

Partial Withdrawals

When and How Partial Withdrawals are Made. Before the annuity date, you may make lump-sum withdrawals from the Contract. Under certain circumstances, you may make systematic withdrawals. (See “Partial Withdrawals – Systematic Withdrawal Program.”) Surrender charges may apply and, for XC Class Contracts, bonus amounts may be recaptured. (See “Features and Benefits of the Contract – Bonus Payment and Recapture” for more information on bonus recapture.) We don’t impose a surrender charge on withdrawals to the extent that they do not exceed the “free withdrawal amount” determined as of the date of the withdrawal request.

The “free withdrawal amount” equals the greater of (a) or (b), where:

(a) = sum of: 10% of the amount of each premium subject to a surrender charge (not to exceed the amount of each premium that has not been previously withdrawn as of the beginning of the contract year); less any prior withdrawals during that contract year; and

(b) = the gain in the Contract plus premiums remaining in the Contract that are no longer subject to a surrender charge.

The gain in the Contract is determined as the excess, if any, of (b) over (a) where:	(a) = all premiums paid into the Contract less prior withdrawals of premiums, and (b) = the contract value just prior to the withdrawal.

Any amount previously withdrawn from the Contract during that contract year will be taken into account in determining the “free withdrawal amount” available as of the date of the withdrawal request. For withdrawals in any contract year, we assume gain is withdrawn first, followed by premiums. We do not currently recapture bonus amounts for withdrawals within the “free withdrawal amount.” Premiums are assumed to be withdrawn on a first-in, first-out (“FIFO”) basis.

Remember that partial withdrawals will reduce your account value. Depending on its amount and timing, a withdrawal may considerably reduce or eliminate some of the benefits and guarantees provided by your Contract. For example, partial withdrawals may reduce benefits under the GMWB rider by substantially more than the amount withdrawn. You should carefully consider whether a partial withdrawal under a particular circumstance will have a negative impact to your benefits or guarantees. The impact of partial withdrawals generally on your benefits and guarantees is discussed in the corresponding sections of the prospectus describing such benefits and guarantees.

Withdrawals are subject to tax to the extent of gain and prior to age 59½ may also be subject to a 10% federal penalty tax. (See “Tax Information.”)

Example. Assume that you paid an initial premium of $100,000 for a Class B Contract. Assume that your account value equals $105,000 on a subsequent date due to positive investment performance. On that date, you withdraw $20,000. The “free withdrawal amount” equals $10,000 determined as the greater of (a) 10% of each premium subject to a surrender charge (not to exceed the premiums that had not been previously withdrawn as of the beginning of the contract year), less any prior withdrawals during that contract year (10% of $100,000 = $10,000); and (b) gain ($105,000 – $100,000 = $5,000). Accordingly, $10,000 of your withdrawal would not be subject to a surrender charge, while the remaining $10,000 would be subject to a surrender charge.

Unless you direct us otherwise, we will make lump-sum withdrawals from subaccounts in the same proportion as the subaccounts bear to your account value. You may make a withdrawal request in writing to our Service Center or, once we’ve received proper telephone authorization, by telephone. You may direct your withdrawal to be paid into your bank account or other financial institution or sent to the address of record. We will process your partial withdrawal as of the end of the valuation period during which we receive the necessary information. Where you or your authorized representative have not given instructions to a Service Center representative prior to 4:00 p.m. (ET), even if due to our delay in answering your call, we will consider telephone withdrawal requests to be received the following business day. (See “Other Information – Notices and Elections” for additional information on potential delays applicable to telephone transactions.)

Minimum Amounts. The minimum amount that may be withdrawn is $40. Unless you have elected a GMWB or GMIB rider, we will not process a withdrawal which would reduce the surrender value below $5,000. We reserve the right to change these minimums.

What is the Systematic Withdrawal Program? The Contract offers an optional Systematic Withdrawal Program. This program may not begin until at least 30 days after the contract date (35 days in California). You may have automatic withdrawals of a specified dollar amount made monthly, quarterly, semi-annually, or annually. We will make systematic withdrawals from subaccounts in the same proportion as the subaccounts bear to your account value unless you specify otherwise. Fund Specific Systematic Withdrawals are allowed as long as you are not in an Asset Allocation Model. The Systematic Withdrawal Program will end if the systematic withdrawals, when added to prior lump sum withdrawals from the contract in the same contract year, exceed the “Available Systematic Withdrawal Program Amount” described under “Program Amounts” below.

We reserve the right to restrict the maximum amount that may be withdrawn each year under the Systematic Withdrawal Program and to make changes to this program at any time.

Participating in the Systematic Withdrawal Program. You may choose the Systematic Withdrawal Program any time prior to the annuity date. You may elect the Systematic Withdrawal Program in writing or, once we receive proper telephone authorization, by telephone. You may change the payment date, frequency, payment amount, payment destination or cancel the Systematic Withdrawal Program at any time by notifying us in a form satisfactory to us. You may direct us to have the Systematic Withdrawal Program payments sent to your bank or other financial institution or the address of record. You may elect a payment date, which can be any date from the 1st through the 28th day of the month. Your participation in the program will automatically end when your Contract reaches the annuity date.

Program Amounts. Each withdrawal must be for at least $40 and the remaining surrender value must be at least $5,000. We currently limit the total amount of these withdrawals in any contract year to:

•	10% of each premium paid into the Contract (but not more than the remaining premium in the Contract) that is subject to surrender charge, plus

•	100% of the remaining premiums in the Contract that are no longer subject to a surrender charge, less

•	any prior withdrawals from the Contract in that contract year.

Alternatively, you may select automatic withdrawals that correspond to values under certain riders (e.g., the Guaranteed Lifetime Amount or a percentage of the GMIB EXTRA Roll-Up Base). Such automatic withdrawals may vary from year to year based on changes in the corresponding rider values. For more information, see “Death Benefit — GMDB Base – Greater of Maximum Anniversary Value and Roll-Up (GMIB Version),” “Guaranteed Minimum Income Benefit EXTRA,” and “Guaranteed Minimum Withdrawal Benefit.”

Surrenders

At any time before the annuity date you may surrender the Contract through a full withdrawal of the surrender value, subject to the following conditions.

Surrenders	•	Any request to surrender the Contract must be in writing.
	•	The Contract (or an affidavit of a lost Contract) must be delivered to our Service Center.
	•	We will pay you an amount equal to the surrender value as of the end of the valuation period when we process the surrender, which is equal to the account value minus any surrender charge (which varies according to the Class of the Contract), minus any recaptured bonus amount (for XC Class Contracts), minus any applicable contract fee, minus any uncollected ADB charge, minus any uncollected GMDB charge, minus any uncollected GMIB charge or minus any uncollected GMWB charge, and minus any applicable charge for premium taxes. (See “Charges, Deductions, and Credits.”)
	•	We won’t impose a surrender charge on the “free withdrawal amount” determined as of the date of the surrender request. (See “Partial Withdrawals” for a discussion of the calculation of the “free withdrawal amount.”)
	•	Surrenders are subject to tax and, if made prior to age 59 1⁄2, may also be subject to a 10% federal penalty tax.

Surrender Charges by Class	•	B Class imposes a surrender charge on withdrawals equal to a maximum of 7.0% of each premium payment, reducing annually over 7 years following each premium payment.
	•	L Class imposes a surrender charge on withdrawals equal to a maximum of 6.0% of each premium payment, reducing annually over 4 years following each premium payment.
	•	C Class imposes a surrender charge on withdrawals equal to 2.0% of each premium payment during the first year following payment of each premium.
	•	XC Class imposes a surrender charge on withdrawals equal to a maximum of 8.0% of each premium payment, reducing over 9 years following each premium payment.

For more information on surrender charges, see “Charges, Deductions, and Credits – Surrender Charge.”

Signature Guarantee

As a protection against fraud, we require a signature guarantee (i.e., Medallion Signature Guarantee as required by us) for the following transaction requests:

•	Any surrenders over $250,000;
•	Certain surrenders on or within 15 days of an address change;
•

Any surrender when the Company has been directed to send proceeds to a different personal address from the address of record for that contract owner’s account. PLEASE NOTE: This requirement will not apply to requests made in connection with exchanges of one annuity for another with the same owner in a “tax-free exchange”;

•	Any surrender when the Company does not have an originating or guaranteed signature on file;
•	Any other transaction where we require.

We may change the specific requirements listed above, or add signature guarantees in other circumstances, in our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at (800) 525-6205.

You can obtain a Medallion signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in the Medallion signature guarantee program. This includes many:

•	National and state banks
•	Savings banks and savings and loan associations;
•	Securities brokers and dealers; and
•	Credit Unions.

The best source of a Medallion signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business.

A notary public cannot provide a Medallion signature guarantee. Notarization will not substitute for a Medallion signature guarantee when required.

Death of Annuitant Prior to Annuity Date

If the owner is a natural person and the annuitant dies before the annuity date, and the annuitant is not the contract owner, the contract owner may designate a new annuitant. If a new annuitant is not designated, the contract owner (or the oldest co-owner) will become the annuitant. If the contract owner is not a natural person, upon the death of the annuitant (or the first annuitant to die if there are joint annuitants), no new annuitant may be named and the death benefit will be paid to the beneficiary. If the sole primary beneficiary is the deceased annuitant’s surviving spouse, he or she, if eligible, may instead elect to continue the Contract. (See “Spousal Beneficiary Continuation Option.”)

Death Benefit

Standard Death Benefit. The Contract provides a death benefit to the beneficiary if you die (or upon the death of the first owner to die, if there are co-owners, or the annuitant (or the first annuitant to die if there are joint annuitants), if the owner is a non-natural person) before the annuity date. Unless you purchase an optional guaranteed minimum death benefit (“GMDB”), the standard death benefit equals the account value, less uncollected charges (and for XC Class Contracts, any bonus amounts subject to recapture), on the death of the owner. (See “Features and Benefits of the Contract – Bonus Payment and Recapture” for more information on bonus recapture.) If the standard death benefit applies, no minimum amount is guaranteed and the death benefit will fluctuate based on the investment performance of the subaccounts in which you invest.

GMDB Options. For an additional charge, you may elect one of the GMDB options available under the Contract subject to the following age restrictions.

Your Age (or the Age of the Older Owner, if the Contract has Co-Owners, or the Annuitant, if the Owner is a Non-Natural Person) on the Contract Date	Optional Death Benefit

Age 75 or under	• Maximum Anniversary Value GMDB • Greater of Maximum Anniversary Value and Roll-Up GMDB (standard)

Age 80 or under	• Return of Premium GMDB (standard) • Return of Premium GMDB (GMWB version);

Age 45 or over and age 70 or under	• Return of Premium GMDB (GMIB version) (if you purchased your Contract prior to June 23, 2008)

Age 45 or over and age 75 or under	• Return of Premium GMDB (GMIB version) (if you purchased your Contract on or after June 23, 2008) • Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB version)

If you purchase a GMDB, under the B Class, L Class, or C Class Contracts, the death benefit equals the greater of the account value less uncollected charges or the GMDB Base (described below). However, if you purchase a GMDB under the XC Class Contract, the death benefit equals the greater of the account value, less uncollected charges and any bonus amounts subject to recapture on the death of the owner or the GMDB Base. (See “Features and Benefits of the Contract – Bonus Payment and Recapture” for more information on bonus recaptures.) If a contract owner dies (or the annuitant, if the owner is a non-natural person) within 90 days of the contract date or within 6 months of the date of a change of owner (except under the spousal beneficiary continuation option), the GMDB Base is zero and no GMDB will be payable. This limitation does not apply when there is a change of owner and the life upon which payment of the death benefit is based does not change.

The GMDB options are:

•	Return of Premium GMDB (standard)
•	Return of Premium GMDB (GMIB version), available only if you elect GMIB EXTRA*
•	Return of Premium GMDB (GMWB version), available only if you elect a GMWB*
•	Maximum Anniversary Value GMDB
•	Greater of Maximum Anniversary Value and Roll-Up GMDB (standard)
•	Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB version), available only if you elect GMIB EXTRA**

Once you elect a GMDB option, you cannot change or cancel it. Although we currently permit a GMDB option to be elected at issue only, we reserve the right to permit contract owners to elect a GMDB after issue in the future. The GMDB, however, will terminate if you annuitize or surrender the Contract, upon death (unless the Contract is continued by an eligible spousal beneficiary who qualifies to continue the GMDB rider), or if the Contract otherwise terminates. It may also terminate or the benefit may be reduced if there is a change of owner. In addition, if you elected a GMWB, the GMDB will terminate if an annuity date is set because your GMWB reaches settlement (see “Guaranteed Minimum Withdrawal Benefit”).

GMDB Base – Return of Premium (Standard Version). If you purchase the Return of Premium GMDB, the GMDB Base equals:

• the premiums paid into the Contract less • “adjusted” withdrawals from the Contract.

For this formula, each “adjusted” withdrawal equals the amount withdrawn multiplied by (a) ÷ (b) where:

(a) = GMDB Base and

(b) = the account value.

Both (a) and (b) are calculated immediately prior to the withdrawal.

*	Only available to contract owners who purchased the Contract on or after January 12, 2007.
**	Only available to contract owners who purchased the Contract on or after June 23, 2008.

GMDB Base — Return of Premium (GMIB Version). If you purchase the Return of Premium GMDB (GMIB version), the GMDB Base equals:

•    the premiums paid into the Contract less

•    “adjusted” withdrawals from the Contract.

Please note that the Return of Premium GMDB (GMIB version) differs from the standard Return of Premium GMDB in the following ways:

•    The GMDB Base is reduced dollar-for-dollar for withdrawals up to the dollar-for-dollar limit. Only if a requested withdrawal during the contract year causes total withdrawals during the contract year to exceed the dollar-for-dollar limit will the GMDB Base then equal the current GMDB Base reduced by the adjusted withdrawal amount.

•    If a permissible owner/annuitant change is made (other than as a result of spousal continuation, or if ownership is transferred from an individual to a trust/entity with the same tax identification and vice versa), then the Return of Premium GMDB Base (GMIB version) will be reset to equal the current contract value, if lower.

For this formula, the GMDB Base is reduced dollar-for-dollar for withdrawals up to 5% (6% if you purchased your Contract on or after June 23, 2008) of the GMIB EXTRA Roll-Up Base at the beginning of a contract year (known as the “dollar-for-dollar limit”). That is, the “adjusted” withdrawal is equal to the withdrawal amount. If a requested withdrawal during the contract year causes total withdrawals during the contract year to exceed the dollar-for-dollar limit, then the GMDB Base equals the current GMDB Base reduced by the “adjusted withdrawal” amount, which equals the requested withdrawal amount multiplied by (a) divided by (b) where:

(a) = GMDB Base

(b) = the account value.

Both (a) and (b) are calculated immediately prior to such withdrawal.

•    The Return of Premium GMDB (GMIB version) will terminate if the GMIB EXTRA rider terminates (for a reason other than surpassing the GMIB EXTRA last exercise date), the GMIB EXTRA rider is exercised, or the Contract reaches maturity. Please note: If the GMIB EXTRA rider terminates because the last exercise date has passed, in order to continue the Return of Premium GMDB (GMIB Version) rider, you must continue to comply with the Allocation Guidelines and Restrictions. (See “Allocation Guidelines and Restrictions” under “Guaranteed Minimum Income Benefit EXTRA.”)

• The Return of Premium GMDB (GMIB version) is only available if you elected the GMIB EXTRA. (See “Guaranteed Minimum Income Benefit EXTRA” for age restrictions).

GMDB Base — Return of Premium (GMWB Version). If you purchase the Return of Premium GMDB (GMWB version), the GMDB Base is reduced dollar-for-dollar for withdrawals in any contract year up to the current Guaranteed Lifetime Amount. As stated in the section “Guaranteed Minimum Withdrawal Benefit”, the Guaranteed Lifetime Amount is determined by multiplying the GMWB Base by the Lifetime Income Percentage based on the (younger) annuitant’s age at the time of the first withdrawal on or after the date the GMWB rider becomes effective (and may later be re-determined as a result of step-ups). If a withdrawal causes total withdrawals for that contract year to exceed the Guaranteed Lifetime Amount, the GMDB Base equals the lesser of the account value after the excess withdrawal or the GMDB Base reduced by the withdrawal amount. The GMDB Base is not permitted to exceed the GMWB Base; therefore, if the resulting GMDB Base is higher than your GMWB Base, we will reset your GMDB Base to equal your GMWB Base. (See “GMWB Base” later in this Prospectus for a discussion on how the GMWB Base is calculated).

If a permissible owner/annuitant change is made (other than as a result of spousal continuation or ownership is transferred from an individual to a trust/entity with the same tax identification and vice versa), then the GMDB Base will be reset to equal the current contract value, if lower.

Please note that the Return of Premium GMDB (GMWB version) differs from the standard Return of Premium GMDB in the following ways:

•	The Return of Premium GMDB (GMWB version) is only available if you purchased your Contract on or after January 12, 2007.

•

The GMDB Base is reduced dollar-for-dollar for withdrawals in any contract year up to the current Guaranteed Lifetime Amount, whereas all withdrawals under the standard Return of Premium GMDB reduce the GMDB Base proportionately.

•

If a withdrawal causes total withdrawals for that contract year to exceed the Guaranteed Lifetime Amount, the GMDB Base equals the lesser of the account value after the excess withdrawal or the GMDB Base reduced by the withdrawal amount.

•	The GMDB Base is not permitted to exceed the GMWB Base; therefore, if the resulting GMDB Base is higher than your GMWB Base, we will reset your GMDB Base to equal your GMWB Base.

GMDB Base – Maximum Anniversary Value. If you purchase the Maximum Anniversary Value GMDB, the GMDB Base equals the greatest of the anniversary values.

An anniversary value is equal to the contract value, on the contract date or on a contract anniversary increased by premium payments and decreased by “adjusted” withdrawals since the contract date or that anniversary. “Adjusted withdrawals” are calculated according to the formula used for the Return of Premium GMDB Base, as described above in the “GMDB Base — Return of Premium (Standard Version)” section.

We will calculate an anniversary value on the contract date and for each contract anniversary thereafter through the earlier of the contract anniversary on or following your 80th birthday or the anniversary on or prior to your date of death. If the Contract has or had co-owners, we will use the oldest owner’s 80th birthday or the anniversary on or prior to any owner’s date of death. If an owner is a non-natural person, we will use the oldest annuitant’s 80th birthday or the anniversary value on or prior to any annuitant’s date of death.

If there is a change of owner and the GMDB continues, subsequent changes in owner (i.e., spousal continuation) will not increase the period of time used to determine anniversary values. At the time of the ownership change, if as of the contract date a new owner was older than the owner whose age is then being used to determine anniversary values and the period of time for calculating anniversary values has not ended, then the limitation date used for calculating additional anniversary values will be reset. The new limitation date will be reset based on the age of the new owner, but will not be reset to a date earlier than the date of the ownership change.

For an example of the calculation of the Maximum Anniversary Value GMDB, see Appendix C.

GMDB Base – Greater of Maximum Anniversary Value and Roll-Up (Standard Version). If you purchase the Greater of Maximum Anniversary Value and Roll-Up GMDB, the GMDB Base is the greater of:

•	the GMDB Maximum Anniversary Value Base; or

•	the GMDB Roll-Up Base.

The GMDB Maximum Anniversary Value Base is calculated as discussed above and all of the applicable limitations apply.

GMDB Base – Roll-Up. The GMDB Roll-Up Base equals the sum of GMDB Roll-Up Base A and GMDB Roll-Up Base B. Dividing the GMDB Roll-Up Base into these components allows us to apply different rates of interest to the GMDB Roll-Up Base associated with certain subaccounts (called “Restricted Subaccounts”). The Restricted Subaccounts currently include the BlackRock Money Market V.I. Subaccount and the Eaton Vance VT Floating-Rate Income Subaccount.

GMDB Roll-Up Base A: GMDB Roll-Up Base A is equal to:

•

the initial premium allocated to subaccounts other than the Restricted Subaccounts, with interest compounded daily from the contract date at an annual rate of 5% (3% for Contracts issued in Washington), plus

•

subsequent premiums allocated to and account value transferred into subaccounts other than the Restricted Subaccounts after the contract date, with interest compounded daily from the contract anniversary on or following each premium payment or transfer at an annual rate of 5% (3% for Contracts issued in Washington), less

•

all “adjusted” withdrawals (as defined in the box below) and all transfers from subaccounts other than the Restricted Subaccounts, with interest compounded daily from the contract anniversary on or following each withdrawal or transfer at an annual rate of 5% (3% for Contracts issued in Washington).

The GMDB Roll-Up Base A will not be less than zero.

“Adjusted” withdrawals: If the total of all withdrawals from subaccounts other than the Restricted Subaccounts during the contract year, including the amount of the requested withdrawal, is less than or equal to 5% (3% for Contracts issued in Washington) times the GMDB Roll-Up Base A as of the beginning of the contract year, we will not adjust withdrawals in the calculation above and thus withdrawals will reduce the GMDB Roll-Up Base A on a dollar-for-dollar basis.

If the total of all withdrawals from subaccounts other than the Restricted Subaccounts, including the requested withdrawal, is greater than 5% (3% for Contracts issued in Washington) times the GMDB Roll-Up Base A as of the beginning of the contract year, the requested withdrawal in the calculation above will be multiplied by an adjustment factor. The adjustment factor is (a) divided by (b) where:

(a) = GMDB Roll-Up Base A and

(b) = the account value in all subaccounts other than the Restricted Subaccounts.

Both (a) and (b) are calculated immediately prior to the withdrawal.

GMDB Roll-Up Base B: GMDB Roll-Up Base B is equal to:

•	the initial premium allocated to the Restricted Subaccounts, with interest compounded daily from the contract date at an annual rate of 3%, plus

•

subsequent premiums allocated to and account value transferred into the Restricted Subaccounts after the contract date, with interest compounded daily from the contract anniversary on or following each premium payment or transfer at an annual rate of 3%, less

•

all “adjusted” withdrawals (as defined in the box below) and all transfers from the Restricted Subaccounts, with interest compounded daily from the contract anniversary on or following each withdrawal or transfer at an annual rate of 3%.

The GMDB Roll-Up Base B will not be less than zero.

“Adjusted” withdrawals: If the total of all withdrawals from Restricted Subaccounts during the contract year, including the amount of the requested withdrawal, is less than or equal to 3% times the GMDB Roll-Up Base B as of the beginning of the contract year, we will not adjust withdrawals in the calculation above and thus withdrawals will reduce the GMDB Roll-Up Base B on a dollar-for-dollar basis.

If the total of all withdrawals from Restricted Subaccounts, including the requested withdrawal, is greater than 3% times the GMDB Roll-Up Base B as of the beginning of the contract year, the requested withdrawal in the calculation above will be multiplied by an adjustment factor. The adjustment factor is (a) divided by (b) where:

(a) = GMDB Roll-Up Base B and

(b) = the account value in the Restricted Subaccounts.

Both (a) and (b) are calculated immediately prior to the withdrawal.

The period during which interest will accrue for purposes of calculating the GMDB Roll-Up Base A or the GMDB Roll-Up Base B is limited. Interest accrues until the earliest of:

1.	The 20th contract anniversary;

2.	The contract anniversary on or following the oldest owner’s (or the annuitant’s, if the owner is a non-natural person) 80th birthday;

3.	The date of death of the owner (or the first owner to die if the Contract has co-owners or the first annuitant, if the owner is a non-natural person).

If there is a change of owner and the GMDB continues, subsequent changes in owner will not increase the period of time used to determine interest. At the time of the ownership change, if as of the contract date a new owner was older than the owner whose age is then being used to determine the period during which interest will accrue and the period of time for calculating such interest has not ended, then the limitation date used for calculating additional interest will be reset. The new limitation date will be reset based on the age of the new owner, but will not be reset to a date earlier than the date of the ownership change.

For an example of the calculation of the Greater of Maximum Anniversary Value and Roll-Up GMDB (Standard), see Appendix D.

GMDB Base — Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB Version).** The Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB version) is only available if you elect the GMIB EXTRA. See “Guaranteed Minimum Income Benefit EXTRA” later in this prospectus. In addition, under this rider, owner(s) must be annuitant(s), only spouses may be co-owners, and if there are co-owners, they also must be joint annuitants. You must be no less than 45 years old, but no more than 75 years old to elect this rider.

If you purchase the Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB version), the GMDB Base equals the greater of:

•	The GMDB Maximum Anniversary Value Base; or
•	The GMDB Roll-Up Base.

The GMDB Maximum Anniversary Value Base is calculated as discussed above in the “GMDB Base — Maximum Anniversary Value” section with the following exception:

•

We will calculate an anniversary value on the contract date and for each contract anniversary thereafter through the earlier of the contract anniversary on or following your 85th birthday or the anniversary on or prior to your date of death. If the Contract has or had co-owners, we will use the oldest owner’s 85th birthday or the anniversary on or prior to any owner’s date of death. If an owner is a non-natural person, we will use the oldest annuitant’s 85th birthday or the anniversary value on or prior to any annuitant’s date of death.

The GMDB Roll-Up Base is equal to:

•

the initial premium (all premiums prior to the first quarterversary are treated as initial premiums) allocated to subaccounts, with interest compounded daily from the contract date at an annual rate of 6%; plus

•	subsequent premiums received after the contract date, with interest compounded daily from the contract anniversary on or following each premium payment at an annual rate of 6%; less

•	all “adjusted” withdrawals (as defined in the box below) with interest compounded daily from the contract anniversary on or following each withdrawal at an annual rate of 6%.

** Only available to contract owners who purchased the Contract on or after June 23, 2008.

“Adjusted” withdrawals: If the total of all withdrawals during the contract year, including the amount of the requested withdrawal, is less than or equal to 6% times the GMDB Roll-Up Base as of the beginning of the contract year, we will not adjust withdrawals in the calculation above and thus withdrawals will reduce the GMDB Roll-Up Base on a dollar-for-dollar basis.

If the total of all withdrawals including the requested withdrawal, is greater than 6% times the GMDB Roll-Up Base as of the beginning of the contract year, the requested withdrawal in the calculation above will be multiplied by an adjustment factor. The adjustment factor is (a) divided by (b) where:

(a) = GMDB Roll-Up Base and

(b) = the account value in all subaccounts

Both (a) and (b) are calculated immediately prior to the withdrawal.

•

The period during which interest will accrue for purposes of calculating the GMDB Roll-Up Base is limited. Interest accrues until the earlier of (1) the contract anniversary on or following the oldest owner’s (or the annuitant’s, if the owner is a non-natural person) 85th birthday; and (2) the date of death of the owner (or the first owner to die if the Contract has co-owners or the first annuitant, if the owner is a non-natural person).

•

If there is a change of owner and the GMDB continues, subsequent changes in owner will not increase the period of time used to determine interest. At the time of the ownership change, if as of the contract date a new owner was older than the owner whose age is then being used to determine the period during which interest will accrue and the period of time for calculating such interest has not ended, then the limitation date used for calculating additional interest will be reset. The new limitation date will be reset based on the age of the new owner, but will not be reset to a date earlier than the date of the ownership change.

Optional Reset: Under the Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB version) rider, on each contract anniversary up to and including the contract anniversary on or following the oldest annuitant’s 75th birthday, you can request that the GMDB Roll-Up Base be reset on such anniversary to equal the GMDB MAV Base, if higher. Your request must be by written notification to our Service Center and must be received no later than 30 days following such anniversary. Please note that by writing to our Service Center you may elect to receive automatic annual resets on each contract anniversary if the GMDB MAV Base on that anniversary exceeds the GMDB Roll-Up Base. Automatic annual resets continue until the earlier of (a) the 7th contract anniversary or (b) the contract anniversary on or following the oldest annuitant’s 75th birthday. You have the right to opt out of receiving the automatic annual resets at anytime by submitting written notice to our Service Center. The GMDB Roll-Up Base and the GMIB EXTRA Roll-Up Base must reset at the same time. See “Optional Reset” under “Guaranteed Minimum Income Benefit EXTRA.”

Systematic Withdrawal Program: Under the Systematic Withdrawal Program, you may elect systematic withdrawals equal annually to 6% of the GMDB Roll-Up Base as of the beginning of the contract year divided by the requested frequency of the systematic withdrawals. If you elect the Systematic Withdrawal Program during a contract year, the systematic withdrawals will equal 6% of the GMDB Roll-Up Base as of the beginning of the contract year divided by the number of remaining systematic withdrawals in the contract year. In the following contract year, if the GMDB Roll-Up Base increases or decreases, then we will automatically increase or decrease the systematic withdrawals to be equal to 6% of the GMDB Roll-Up Base as of the beginning of that contract year divided by the requested frequency of the systematic withdrawals. If you take withdrawals outside the program during the contract year, we will decrease any subsequent systematic withdrawals to equal the remaining systematic withdrawal amount divided by the number of systematic withdrawals remaining in the contract year. If you take withdrawals outside the program that cause the systematic withdrawals to be less than $40, then we will terminate the Systematic Withdrawal Program. We also reserve the right to terminate the Systematic Withdrawal Program if you take any withdrawals outside the program. All withdrawals, regardless of whether they are taken inside or outside of the Systematic Withdrawal Program, will reduce the GMDB Roll-Up Base as described in the shaded box above entitled “Adjusted withdrawals.” For more information on the Systematic Withdrawal Program, see “Partial Withdrawals — Systematic Withdrawal Program.”

The Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB version) rider will terminate if the GMIB EXTRA rider terminates (for a reason other than surpassing the GMIB EXTRA last exercise date), the GMIB EXTRA rider is exercised, or the Contract reaches maturity. Please note: If the GMIB EXTRA rider terminates because the last exercise date has passed, in order to continue the Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB version) rider, you must continue to comply with the Allocation Guidelines and Restrictions. (See “Allocation Guidelines and Restrictions” under “Guaranteed Minimum Income Benefit EXTRA.”)

Change of Owner. For Contracts with the Maximum Anniversary Value GMDB, or the Greater of Maximum Anniversary Value and Roll-Up GMDB (standard), any change to the contract owner(s) will terminate the GMDB unless:

•	The new owner is a spouse or a child of the owner being changed and was age 75 or under on the contract date;
•	An owner’s spouse or child is removed as an owner;
•	As a result of the creation or termination of a trust, the life upon which payment of the death benefit is based has not changed; or
•	The change is the result of continuation of the Contract under the spousal beneficiary continuation option and on the spousal continuation date the spouse was not over age 75.

For Contracts with the Return of Premium GMDB (standard), any change to the contract owner(s) will terminate the GMDB unless:

•	The new owner is a spouse or a child of the owner being changed and was age 80 or under on the contract date;
•	An owner’s spouse or child is removed as an owner;
•	As a result of the creation or termination of a trust, the life upon which payment of the death benefit is based has not changed; or
•	The change is the result of continuation of the Contract under the spousal beneficiary continuation option and on the spousal continuation date the spouse was not over age 80.

For Contracts with the Return of Premium GMDB (GMWB version), any change to the contract owner(s) will terminate the GMDB unless:

•	The new owner is a spouse of the owner being changed and was age 80 or under on the contract date;
•	An owner’s spouse is removed as an owner;
•	As a result of the creation or termination of a trust, the life upon which payment of the death benefit is based has not changed; or
•	The change is the result of continuation of the Contract under the spousal beneficiary continuation option and on the spousal continuation date the spouse was not over age 80.

For Contracts with the Return of Premium GMDB (GMIB version), any change to the contract owner(s) will terminate the GMDB unless:

•	The new owner is a spouse of the owner being changed and was not younger than age 45 and not older than age 75 (age 70 if you purchased your Contract prior to June 23, 2008) on the contract date;
•	An owner’s spouse is removed as an owner;
•	As a result of the creation or termination of a trust, the life upon which payment of the death benefit is based has not changed; or
•

The change is the result of continuation of the Contract under the spousal beneficiary continuation option and on the spousal continuation date the spouse was not younger than age 45 and not older than age 75 (age 70 if you purchased your Contract prior to June 23, 2008).

For Contracts with the Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB version), any change to the contract owner(s) will terminate the GMDB unless:

•	The new owner is a spouse of the owner being changed and was not younger than age 45 and not older than age 75 on the contract date;
•	An owner’s spouse is removed as an owner;
•	As a result of the creation or termination of a trust, the life upon which payment of the death benefit is based has not changed; or
•

The change is the result of continuation of the Contract under the spousal beneficiary continuation option and on the spousal continuation date the spouse was not younger than age 45 and not older than age 75.

GMDB Limitation. If a contract owner dies (or the annuitant, if the owner is a non-natural person) within 90 days of the contract date or within 6 months of the date of a change of owner where there was a change in the life upon which payment of the death benefit is based (except under the spousal beneficiary continuation option), the GMDB Base is zero and no GMDB will be payable.

GMDB Charge. We deduct a charge for the selected GMDB option that compensates us for the costs and risks we assume in providing the GMDB benefit. (See “Charges, Deductions, and Credits – GMDB Charge.”)

Additional Death Benefit

You may elect the Additional Death Benefit (“ADB”) for an additional charge. The ADB may provide coverage in addition to that provided by your death benefit. The ADB is designed to help offset expenses, including income taxes, attributable to payment of the death benefit. The ADB, like the death benefit payable under the Contract, is subject to federal income taxes. You cannot elect the ADB if you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) are age 76 or older on the contract date. Once you elect the ADB, you cannot cancel it. The ADB, however, will terminate if you annuitize or surrender the Contract, upon death (unless the Contract is continued by an eligible spousal beneficiary who qualifies to continue the ADB rider), or if the Contract otherwise terminates. It may also terminate or the benefit may be reduced if there is a change of owner.

This rider may not be issued or added to Inherited IRAs (sometimes also referred to as beneficiary IRAs) and/or other “stretch” annuities whose required distributions are calculated using the Single Life Expectancy Table set forth in Treasury Regulation § 1.401(a)(9)-9, A-1.

The ADB effective date is the contract date unless an eligible spousal beneficiary continues the Contract under the spousal beneficiary continuation option and the rider remains in effect. In that case, the ADB effective date is the spousal continuation date. See “Spousal Beneficiary Continuation Option.”

The amount of the ADB depends upon the amount of gain in your Contract since the ADB effective date. Because withdrawals and poor investment performance of the Funds will reduce the amount of gain in your Contract, they will reduce the value of the ADB. It is possible that the ADB may not have any value.

The ADB is not available in Washington.

The ADB is equal to the lesser of:

•	the ADB Gain multiplied by the ADB Gain Factor; and
•	the ADB Cap multiplied by the ADB Cap Factor.

The ADB will be determined as of the date we receive due proof of death of the owner (the first owner to die if the Contract has co-owners or the annuitant if the owner is a non-natural person) at our Service Center. Any ADB will increase the death benefit otherwise payable under the Contract. If the Contract has more than one beneficiary, the ADB will be determined separately for each beneficiary as of the date we receive due proof of death from each such beneficiary. For purposes of this calculation, the following definitions apply:

ADB Gain: Account value less uncollected charges and bonus amounts subject to recapture upon death less ADB premiums, but not less than zero.

ADB Gain Factor: If the oldest owner (or the annuitant, if the owner is a non-natural person) was under age 70 on the ADB effective date, the ADB Gain Factor is 45%. If oldest owner (or annuitant, if the owner is a non-natural person) was age 70 or older on the ADB effective date, the ADB Gain Factor is 30%.

“ADB premiums” are equal to (a) – (b) where:

(a)  = the premiums paid into the Contract;

(b)  = prior withdrawals in excess of the ADB

         Gain after the contract date.

For purposes of this calculation, the ADB Gain is assumed to be withdrawn first.

ADB Cap: ADB premiums less any premiums paid within six months prior to an owner’s (or the annuitant’s, if the owner is a non-natural person) date of death and less any premiums paid after the date of death and prior to the date we receive due proof of death.

ADB Cap Factor: If the oldest owner (or the annuitant, if the owner is a non-natural person) was under age 70 on the ADB effective date, the ADB Cap Factor is 45%. If the oldest owner (or the annuitant, if the owner is a non-natural person) was age 70 or older on the ADB effective date, the ADB Cap Factor is 30%.

ADB Limitation. If an owner (or the annuitant, if the owner is a non-natural person) dies within 90 days of the ADB effective date, or within six months of the date of a change of owner where the life upon which payment of the ADB is based has changed (unless under the spousal beneficiary continuation option), we will not pay the ADB.

Change of Owner. If there is change of owner, the ADB will terminate unless:

•	The new owner is a spouse or a child of the owner being changed and was age 75 or under on the ADB effective date;
•	An owner’s spouse or child is removed as an owner;
•	As a result of the creation or termination of a trust, the life upon which payment of the ADB is based has not changed; or
•	The change is the result of continuation of the Contract under the spousal beneficiary continuation option and on the spousal continuation date the spouse was not over age 75.

If there is a new owner (other than an eligible spousal beneficiary who continues the Contract) and the ADB rider remains in effect, the ADB Gain Factor and the ADB Cap Factor will be determined using the new owner’s age if as of the ADB effective date the new owner was older than the owner whose age was being used to determine these factors immediately prior to the change of owner. See “Spousal Beneficiary Continuation Option” for a description of the changes in the ADB if an eligible spousal beneficiary continues the Contract.

ADB Charge. We deduct a charge for the ADB that compensates us for the costs and risks we assume in providing this benefit. (See “Charges, Deductions, and Credits – ADB Charge.”)

For an example of the calculation of ADB, see Appendix E.

Payment of Death Benefit

Unless you have provided otherwise, the death benefit will be paid to, or in equal shares to:

a.	The primary beneficiary who survives you (or who survives the annuitant if the owner is a non-natural person); or, if no primary beneficiary survives you,

b.	The contingent beneficiary who survives you (or who survives the annuitant if the owner is a non-natural person); or, if no contingent beneficiary survives you,

c.	Your estate.

If a beneficiary survives you, but dies before the death benefit is paid, the heirs or estate of such beneficiary are entitled to the death benefit that would otherwise have been paid to such beneficiary.

The beneficiary must receive his or her respective death benefit under one of the following payment options, unless an eligible spousal beneficiary continues the Contract under the spousal beneficiary continuation option. See “Spousal Beneficiary Continuation Option.”

Death Benefit Payment Options	• Option 1: payment of the death benefit in a lump sum within five years of the date of such owner’s death; or

• Option 2: payment of the entire death benefit within five years of the date of such owner’s death; or

•  Option 3: payment of the death benefit under an annuity option over the lifetime of such beneficiary, or over a period that does not exceed the life expectancy, as defined by Internal Revenue Service regulations, of such beneficiary, with payments starting within one year of the date of death of such owner. This option is not available if the beneficiary is a non-natural person.

We determine the death benefit as of the date we receive certain information at our Service Center. We call this information due proof of death. It consists of the Beneficiary Statement, a certified death certificate, and any additional documentation we may need to process the death claim. Beneficiaries continue to bear the investment risk that the account value will increase or decrease until such time as they submit due proof of death.

In addition, for multiple beneficiaries, we will pay the first beneficiary to provide us with due proof of death their share of the death proceeds. We will not pay any remaining beneficiary their share until we receive due proof of death from that beneficiary. Such beneficiaries continue to bear the investment risk until they submit due proof of death. Please note, we may be required to remit the death benefit proceeds to a state prior to receiving due proof of death. (See “Other Information - Abandoned or Unclaimed Property.)

If the age of an owner (or an annuitant, if the owner is a non-natural person) is misstated, any death benefit will be adjusted to reflect the correct age.

Unless instructed otherwise, in writing, we will withhold the mandatory 10% federal withholding tax, and state tax, if applicable. Generally, death benefit proceeds are taxable to the extent of gain. (See “Tax Information.”)

The payment of the death benefit is subject to our financial strength and claims paying ability.

Spousal Beneficiary Continuation Option

If you die before the annuity date and your beneficiary is an eligible spousal beneficiary, your spouse, if eligible, may elect to continue the Contract. To be an eligible spousal beneficiary, the spouse must not have been older than age 80 on the contract date. If your spouse has not chosen a death benefit payment option by the end of the 60 day period following our receipt of the certified death certificate, we will continue the Contract under the spousal beneficiary continuation option. The “spousal continuation date” is the date on which the eligible spousal beneficiary provides all of the information required to continue the Contract or the date the spousal beneficiary continuation option is automatically applied.

The right of a spouse to continue the Contract, and all Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under Federal law. Therefore, exercise of the spousal continuation provisions of this contract or any riders by persons who do not meet the definition of “spouse” under Federal law – e.g., domestic and civil union partners - may have adverse tax consequences. Consult a tax advisor for more information on this subject.

Your spouse becomes the contract owner and the beneficiary until he or she names a new beneficiary. If the death benefit which would have been paid to the surviving spouse is greater than the account value less uncollected charges as of the spousal continuation date, we will increase the account value of the continued Contract to equal the death benefit we would have paid to the surviving spouse. On the spousal continuation date, any increase will be allocated to subaccounts based on the ratio of account value in each subaccount to the account value prior to the increase.

The GMDB or the ADB option will continue unless on the spousal continuation date your spouse is:

Over age 75	• Maximum Anniversary Value GMDB
• Greater of Maximum Anniversary Value and Roll-Up GMDB (standard)
• ADB

Over age 80	• Return of Premium GMDB (standard)
• Return of Premium GMDB (GMWB version);

Under age 45 or over age 70	• Return of Premium GMDB (GMIB version) (if you purchased your Contract prior to June 23, 2008)

Under age 45 or over age 75	• Return of Premium GMDB (GMIB version) (if you purchased your Contract on or after June 23, 2008)
• Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB version)

If the ADB continues, we will make the following adjustments to the ADB:

•	The ADB effective date will be reset to spousal continuation date.
•	The ADB Gain Factor and the ADB Cap Factor will be based on the age of the spouse (and the oldest of all owners since the ADB effective date.)
•

The ADB premiums will be equal to the account value (less uncollected charges) on the spousal continuation date increased by premiums paid after that date and decreased by withdrawals in excess of the ADB Gain after that date.

The GMIB rider will continue unless the annuitant is changed on the spousal continuation date and the new annuitant was over age 75 on the contract date. (See “Guaranteed Minimum Income Benefit,” later in this Prospectus.)

The GMIB EXTRA rider will continue unless the annuitant is changed on the spousal continuation date and the new annuitant was under age 45 or over age 75 (age 70 if you purchased your Contract prior to June 23, 2008) on the contract date. (See “Guaranteed Minimum Income Benefit EXTRA,” later in this Prospectus.)

The GMWB rider may continue if an eligible spousal beneficiary is at least 60 years old (if you purchased your Contract prior to January 11, 2008) or 55 years old (if you purchased your Contract on or after January 11, 2008, but before June 23, 2008) on the spousal continuation date (there is no minimum age requirement if you purchased your Contract on or after June 23, 2008). (See “Guaranteed Minimum Withdrawal Benefit – Spousal Continuation,” later in this Prospectus.)

Payments to Contract Owners

We’ll make any payments to you usually within seven days of our Service Center receiving your proper request. However, we may suspend or postpone payments of any amount where permitted under applicable federal or state laws, rules or regulations.

We may suspend or defer payments in the event that:

a.	the New York Stock Exchange is closed;

b.	trading on the New York Stock Exchange is restricted by the Securities and Exchange Commission;

c.

the Securities and Exchange Commission declares that an emergency exists making it not reasonably practicable to dispose of securities held in the Separate Account or to determine the value of the Separate Account’s assets;

d.	the Securities and Exchange Commission by order so permits for the protection of security holders; or

e.	the payment is derived from a check used to make a premium payment which has not cleared through the banking system.

If, pursuant to SEC rules, the BlackRock Money Market V.I. Fund suspends payment of redemption proceeds in connection with a liquidation of the Fund, then we will delay payment of any transfer, partial withdrawal, surrender, or death benefit from the BlackRock Money Market V.I. Subaccount until the Fund is liquidated.

Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a contract owner’s ability to make certain transactions and thereby refuse to accept any premium payments or requests for transfers, withdrawals, surrenders, annuitization, or death benefits, until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

Contract Changes

Changes to the Contract	•	Requests to change an owner, beneficiary, annuitant, or the annuity date of a Contract (if permitted and acceptable to us) will take effect as of the date we receive such a request, unless we have already acted in reliance on the prior status.
	•	We are not responsible for the validity of such a request.
	•	Only our President, Vice President, Secretary, or Assistant Secretary may change this Contract. No one else has authority to modify or waive any provision of the Contract.
	•	Any change must be in writing, signed, and received at our Service Center.
	•	At any time, we may make such changes to the Contract, without your consent as required to make it conform with any law, regulation, or ruling issued by a government agency.
	•	We will notify you of such changes and when required will obtain approval from the appropriate regulatory authority and you.

Annuity Payments

We’ll make the first annuity payment on the annuity date, and payments will continue according to the annuity option selected. You may select an annuity date that may not be earlier than the first Contract anniversary and may not be later than the maturity date. The maturity date is the oldest annuitant’s 95th birthday. If you do not select an annuity date, the annuity date is the maturity date. You may change the annuity date at any time before the maturity date. For all Contracts, the annuity date must be at least twelve months after the contract date.

Contract owners may select from a variety of fixed annuity payment options that we make available from those outlined below in “Annuity Options.” If you don’t choose an annuity option, we’ll use the Life Annuity with Payments Guaranteed for 10 Years annuity option. We reserve the right to change the default annuity payment option at our discretion. You may change the annuity option before the annuity date. An option not set forth in this Prospectus may be chosen if it is acceptable to us. Although we currently do not permit partial annuitization, we reserve the right to permit it in the future.

We calculate your annuity payments as of the annuity date, not the date when the completed annuitization request form is received at the Service Center in good order. Until the annuity date, your account value will fluctuate in accordance with the performance of the investment options you have selected. After the annuity date, your Contract does not participate in the performance of the Separate Account. On the annuity date, the annuity value will be transferred to our general account and will be applied to the annuity option at the current payout rates, which we will furnish at your request. We determine the dollar amount of annuity payments by applying your annuity value (which equals your account value, less any uncollected GMDB charge, ADB charge, GMIB charge or GMWB charge, less any surrender charge unless prohibited by your state, and any applicable Contract fee, and any applicable premium taxes) on the annuity date to our then current annuity payout rates. Payout rates show the amount of periodic payment that a $1,000 value buys. These rates are based on the annuitant’s age and sex (where permitted) and payment options and payment frequency at the time payments begin.

The payout rates cannot be less than the guaranteed payout rates which are based on the annuitant’s “adjusted age”, the guaranteed mortality table (if applicable), and the guaranteed interest rate.

The guaranteed interest rates will never be less than 1% per year. The interest rate is indexed and is determined as follows: for each calendar quarter the interest rate is equal to the average of 5-year constant maturity treasury rates as reported by the Federal Reserve over a consecutive 12 month period ending the second month of the previous calendar quarter, rounded to the nearest one-twentieth of 1%, less 1.25%.

You may choose to receive payments at any payment interval which we make available, but not less frequently than once per year. In most states, if the annuity value on the annuity date is less than $2,000, we will pay the annuity value in a lump sum. If any annuity payment would be less than $20, we may change the frequency of payments so that all payments will be at least $20. If after the change in frequency, the annual payment is less than $20, we will pay the annuity value in a lump sum.

Evidence of Survival. We may require proof that any person on whose continued life any payments are based is alive. We reserve the right to withhold or discontinue payments until we receive proof, in a form satisfactory to us, that such person is living.

Gender-Based Annuity Purchase Rates. Generally, the Contract provides for gender-based annuity purchase rates when life annuity options are chosen. However, in Montana, which has adopted regulations prohibiting gender-based rates, blended unisex annuity purchase rates will be applied to both male and female annuitants. Unisex annuity purchase rates will provide the same annuity payments for male or female annuitants that are the same age on their annuity dates.

Misstatement of Age or Sex. We may require proof at any time, in a form satisfactory to us, of the age or sex of any annuitant, owner or beneficiary if any payments and benefits under the Contract are based on such person’s age and sex. If the age or sex of any such person has been misstated, any payments and benefits will be adjusted based on the correct age and sex of such person.

Once annuity payments have begun, any amount we have overpaid as a result of such misstatement will be deducted from the next payment(s) made by us under the Contract. Any amount we have underpaid will be paid in full with the next payment made by us. We may pay interest on the underpayment at the rate required by the law of your state.

Annuity Options

The following fixed annuity payment options may be available. We may in the future offer more or fewer options. You may choose another option that is not set forth in this Prospectus if it is acceptable to us. Once you begin to receive annuity payments, you cannot change the payment option, payment amount, or the payment period. Please note that there is no guarantee that aggregate payments under any of these annuity options will equal the total premiums paid.

Death of Owner During the Annuity Period. If an owner who is not an annuitant dies during the annuity period, any remaining payments under the annuity option in effect will continue to be made at least as rapidly as under the distribution method in effect as of such owner’s death. Upon such death, if there is no surviving co-owner, the beneficiary will become the owner.

Death of Annuitant During the Annuity Period. If the annuitant under an Annuity Option, or the last surviving joint annuitant under a Joint and Survivor Annuity Option, dies while any guaranteed amounts remain unpaid, the owner, or the beneficiary if there is no surviving owner, may choose either:

(a)	to receive payments for the remainder of the period guaranteed; or
(b)	to receive the present value of the remaining guaranteed payments in a lump sum.

The interest rate used to calculate any present value is the interest rate we used on the annuity date to compute the amount of the annuity payments.

How We Determine Present Value of Future

Guaranteed Annuity Payments

Present value refers to the amount of money needed today to fund the remaining guaranteed payments under the annuity payment option you select. The primary factor in determining present value is the interest rate assumption we use. If you are receiving annuity payments under an option that gives you the ability to take the present value of future payments in a lump sum and you elect to take the lump sum, we will use the same interest rate assumption in calculating the present value that we used to determine your payment stream at the time your annuity payments commenced.

Payments of a Fixed Amount	We will make equal payments in an amount you choose until the sum of all payments equals the annuity value applied, increased for interest credited. The amount you choose must provide at least ten years of payments. These payments don’t depend on the annuitant’s life. If the annuitant dies before the guaranteed amount has been paid, you (or if no surviving owner, the beneficiary) may elect to have payments continued for the amount guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum.

Payments for a Fixed Period	We will make equal payments for a period you select of at least ten years. These payments don’t depend on the annuitant’s life. If the annuitant dies before the end of the period, you (or if no surviving owner, the beneficiary) may elect to have payments continued for the period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum.

Life Annuity*	We make payments for as long as the annuitant lives. Payments will cease with the last payment made before the annuitant’s death.

Life Annuity With Payments Guaranteed for 5, 10, 15, or 20 Years	We make payments for as long as the annuitant lives. In addition, even if the annuitant dies before the period ends, we guarantee payments for 5, 10, 15, or 20 years. If the annuitant dies before the guarantee period ends, you (or if no surviving owner, the beneficiary) may elect to have payments continued for the period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum.

Life Annuity With Guaranteed Return of Annuity Value	We make payments for as long as the annuitant lives. In addition, even if the annuitant dies, we guarantee payments until the sum of all annuity payments equals the annuity value applied. If the annuitant dies while guaranteed amounts remain unpaid, you (or if no surviving owner, the beneficiary) may elect to have payments continued for the amount guaranteed or to receive the present value of the remaining guaranteed amount in a lump sum.

*

These options are “pure” life annuities. Therefore, it is possible for the payee to receive only one annuity payment if the person (or persons) on whose life (lives) payment is based dies after only one payment or to receive only two annuity payments if that person (those persons) dies after only two payments, etc.

Joint and Survivor Life Annuity*	We make payments for the lives of the annuitant and a designated second person. Payments will continue as long as either one is living.

Joint and Survivor Life Annuity With Payments Guaranteed for 5, 10, 15, or 20 Years	We make payments during the lives of the annuitant and a designated second person. Payments will continue as long as either one is living. In addition, even if the annuitant and the designated second person die before the guaranteed period ends, we guarantee payments for 5, 10, 15, or 20 years. If the annuitant and the designated second person die before the end of the period, you (or the beneficiary if there is no surviving owner) may elect to have payments continued for the period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum. If you die while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed payments in a lump sum.

Guaranteed Minimum Income Benefit Riders

The Guaranteed Minimum Income Benefit (“GMIB”) and the GMIB EXTRA** are optional riders that offer you the future ability to receive guaranteed minimum monthly fixed payments if you annuitize under certain terms and conditions of the rider. For a comparison of the significant differences between the two benefit riders, see Appendix K. For a detailed discussion of the GMIB and GMIB EXTRA, see “Guaranteed Minimum Income Benefit” and “Guaranteed Minimum Income Benefit EXTRA” below.

Guaranteed Minimum Income Benefit

General. If you are concerned that poor subaccount investment performance may adversely affect the annuity value on which your annuity payments will be based, we offer the optional GMIB rider for an additional charge. The GMIB provides you the ability to receive guaranteed minimum monthly fixed payments in the future if you annuitize under the terms and conditions of the GMIB rider. If you elect the GMIB rider, you know the level of minimum income that will be available to you upon annuitization, assuming no withdrawals or additional premiums, regardless of fluctuating market conditions. You may never need to rely upon the GMIB rider, which should be viewed as a payment “floor.” You must annuitize under the terms and conditions of the GMIB rider to obtain any benefit from the GMIB. The fees collected for this benefit will not be refunded even if you do not annuitize under the GMIB rider. There is a waiting period of 10 years from the contract date before you can annuitize under the GMIB rider. If you elect the GMIB, you cannot elect any GMWB or GMIB EXTRA.

This rider may not be issued or added to Inherited IRAs (sometimes also referred to as beneficiary IRAs) and/or other “stretch” annuities whose required distributions are calculated using the Single Life Expectancy Table set forth in Treasury Regulation § 1.401(a)(9)-9, A-1.

For an example of the GMIB, please see Appendix F.

If you decide that you want the protection offered by the GMIB rider, you must elect it at issue. You cannot elect the GMIB rider if the annuitant or joint annuitant is older than age 75 on the contract date. You may not cancel the GMIB rider once elected. The GMIB rider will terminate upon full surrender, annuitization (under the Contract or the GMIB rider), expiration of the last exercise period, death, or termination of the Contract. The GMIB rider will also terminate if the annuitant or joint annuitant is changed and the new annuitant or joint annuitant was older than age 75 on the contract date. However, the GMIB rider will not terminate at death if an eligible spousal beneficiary continues the Contract under the spousal beneficiary continuation option, unless the annuitant is also changed and the new annuitant was older than age 75 on the contract date. If there is a change of annuitant and the rider continues, the last exercise date may be reset to an earlier date. The GMIB rider currently may not be available in every state. Please see Appendix J.7

*

These options are “pure” life annuities. Therefore, it is possible for the payee to receive only one annuity payment if the person (or persons) on whose life (lives) payment is based dies after only one payment or to receive only two annuity payments if that person (those persons) dies after only two payments, etc.

**	If you purchased your Contract prior to January 12, 2007, the GMIB EXTRA is not available to you.

Important Information About the GMIB Rider:

• We will not refund the GMIB charges, even if you do not annuitize under the GMIB rider.

• There is a 10-year waiting period before you can annuitize under the GMIB rider.

• You must elect the GMIB rider at issue.

• Once you elect the GMIB rider, you cannot cancel it.

• You cannot elect the GMIB rider if the annuitant or the joint annuitant (if any) are older than age 75 on the contract date.

•  If you elect the GMIB rider, we may in the future require you to use our quarterly rebalancing program and comply with investment allocation restrictions and guidelines. These restrictions and guidelines are further discussed later in this Prospectus. If you do not comply with the restrictions and guidelines within a certain timeframe, we may charge you more for the benefit.

How We Determine the Amount of Your Minimum Guaranteed Income. If you elect the GMIB rider, we determine the amount of minimum income available to you on the date you exercise the GMIB rider by applying the GMIB Base (less applicable premium taxes) to the GMIB Annuity Option Payout Rates (“GMIB rates”) for the annuity option you select.

The GMIB Base is only used to calculate the GMIB, and does not establish or guarantee an account value, cash value, minimum death benefit, or a minimum return for any subaccount.

Because the GMIB rates are based on conservative actuarial factors, the amount of lifetime income that the GMIB rider guarantees may be less than the amount of income that would be provided by applying your annuity value to then-current annuity payout rates for the same annuity option. The payout rates may differ between the GMIB and the GMIB EXTRA. Therefore, you should view the benefit provided if you annuitize under the terms and conditions of the GMIB rider as a payment “floor.” Your amount of lifetime income, however, will not be less than it would be if we applied your annuity value on the exercise date to then-current annuity purchase rates for the same annuity option. Annuity payout rates depend on the sex (where permissible) and ages of the annuitant and any joint annuitant.

GMIB Base. The GMIB Base equals the greater of the GMIB MAV Base and the GMIB Roll-Up Base.

GMIB MAV Base. The GMIB MAV Base is equal to the greatest anniversary value. An anniversary value is equal to the contract value on the contract date and on each contract anniversary, increased by premium payments and decreased by “adjusted” withdrawals since the contract date or that anniversary.

For this formula, each “adjusted” withdrawal equals the amount withdrawn multiplied by (a) ÷ (b) where:

(a) = GMIB MAV Base and

(b) = the account value.

Both (a) and (b) are calculated immediately prior to the withdrawal.

We will calculate an anniversary value on the contract date and on each contract anniversary thereafter through the earlier of the contract anniversary on or following the oldest annuitant’s 80th birthday and the date you exercise your GMIB. Changes in the annuitant may cause the rider to terminate. If the rider continues in effect, changes in the annuitant will not increase the period of time used to determine anniversary values. At the time of the annuitant change, if as of the contract date a new annuitant was older than the annuitant whose age is then being used to determine anniversary values, and the period of time for calculating the anniversary values has not ended, then the limitation date used for calculating additional anniversary values will be reset. The new limitation date will be reset based on the age of the new annuitant, but will not be reset to a date earlier than the date of the annuitant change.

GMIB Roll-Up Base. The GMIB Roll-Up Base equals the sum of GMIB Roll-Up Base A and GMIB Roll-Up Base B. Dividing the GMIB Roll-Up Base into these components allows us to apply different rates of interest to the GMIB Roll-Up Base associated with certain subaccounts (called “Restricted Subaccounts.”) The Restricted Subaccounts currently include the BlackRock Money Market V.I. Subaccount and the Eaton Vance VT Floating-Rate Income Subaccount.

For contract owners who purchased the Contract on or after January 12, 2007:

GMIB Roll-Up Base A: GMIB Roll-Up Base A is equal to:

•

the initial premium on the contract date plus any subsequent premiums received before the earlier of the first withdrawal or the first quarterversary, allocated to the subaccounts other than the Restricted Subaccounts, with interest compounded daily from the contract date at an annual rate of 5%; plus

•

subsequent premiums received on or after the earlier of the first quarterversary or the first withdrawal, allocated to any subaccounts other than the Restricted Subaccounts, plus all amounts transferred into any subaccounts other than Restricted Subaccounts, with interest compounded daily from the contract anniversary on or following the effective date of each additional premium payment or transfer at an annual rate of 5%; less

•

all “adjusted” withdrawals (as defined in the box below) from, and all amounts transferred from, any subaccounts other than the Restricted Subaccounts, with interest compounded daily from the contract anniversary on or following the effective date of each withdrawal or transfer at an annual rate of 5%.

The GMIB Roll-Up Base A will not be less than zero.

For contract owners who purchased the Contract prior to January 12, 2007:

The GMIB Roll-Up Base A is calculated as above, except that any subsequent premium payments you make after the initial premium, even if made before the earlier of the first quarterversary and the first withdrawal, will be credited at an annual rate of 5% interest only on or after the contract anniversary occurring after each such premium payment. That is, subsequent premiums are not considered “initial premium” for purposes of interest accrual.

“Adjusted” withdrawals: If the total of all withdrawals from subaccounts other than the Restricted Subaccounts during the contract year, including the amount of the requested withdrawal, is less than or equal to 5% times the GMIB Roll-Up Base A as of the beginning of the contract year, we will not adjust withdrawals in the calculation above and thus withdrawals will reduce the GMIB Roll-Up Base A on a dollar-for-dollar basis.

If the total of all withdrawals from subaccounts other than the Restricted Subaccounts, including the requested withdrawal, is greater than 5% times the GMIB Roll-Up Base A as of the beginning of the contract year, the requested withdrawal in the calculation above will be multiplied by an adjustment factor. The adjustment factor is (a) divided by (b) where:

(a) = GMIB Roll-Up Base A and

(b) = the account value in all subaccounts other than the Restricted Subaccounts.

Both (a) and (b) are calculated immediately prior to the withdrawal.

For contract owners who purchased the Contract on or after January 12, 2007:

GMIB Roll-Up Base B: GMIB Roll-Up Base B is equal to:

•

The initial premium on the contract date plus any subsequent premiums received before the earlier of the first withdrawal or the first quarterversary, allocated to Restricted Subaccounts with interest compounded daily from the contract date at an annual rate of 3%; plus

•

subsequent premiums received on or after the earlier of the first quarterversary or the first withdrawal, allocated to Restricted Subaccounts, plus all amounts transferred into Restricted Subaccounts, with interest compounded daily from the contract anniversary on or following the effective date of each additional premium payment or transfer at an annual rate of 3%; less

•

all “adjusted” withdrawals (as defined in the box below) from, and all amounts transferred from, Restricted Subaccounts, with interest compounded daily from the contract anniversary on or following the effective date of each withdrawal or transfer at an annual rate of 3%.

The GMIB Roll-Up Base B will not be less than zero.

For contract owners who purchased the Contract prior to January 12, 2007:

The GMIB Roll-Up Base B is calculated as above, except that any subsequent premium payments you make after the initial premium, even if made before the earlier of the first quarterversary and the first withdrawal, will be credited at an annual rate of 3% interest only on or after the contract anniversary occurring after each such premium payment. That is, subsequent premiums are not considered “initial premium” for purposes of interest accrual.

“Adjusted” withdrawals: If the total of all withdrawals from Restricted Subaccounts during the contract year, including the amount of the requested withdrawal, is less than or equal to 3% times the GMIB Roll-Up Base B as of the beginning of the contract year, we will not adjust withdrawals in the calculation above and thus withdrawals will reduce the GMIB Roll-Up Base B on a dollar-for-dollar basis.

If the total of all withdrawals from Restricted Subaccounts, including the requested withdrawal, is greater than 3% times the GMIB Roll-Up Base B as of the beginning of the contract year, the requested withdrawal in the calculation above will be multiplied by an adjustment factor. The adjustment factor is (a) divided by (b) where:

(a) = GMIB Roll-Up Base B and

(b) = the account value in the Restricted Subaccounts.

Both (a) and (b) are calculated immediately prior to the withdrawal.

GMIB Limitations. The period during which the interest will accrue for purposes of calculating the GMIB Roll-Up Base A or the GMIB Roll-Up Base B is limited. Interest accrues until the earliest of:

1. The 20th contract anniversary;

2. The contract anniversary on or following the oldest annuitant’s 80th birthday; or

3. The date you exercise your GMIB.

If there is a change in annuitant and the GMIB continues, subsequent changes in annuitant will not increase the period of time used to determine interest. At the time of the annuitant change, if as of the contract date a new annuitant was older than the annuitant whose age is then being used to determine the period during which interest will accrue and the period of time for calculating such interest has not ended, then the limitation date used for calculating additional interest will be reset. The new limitation date will be reset based on the age of the new annuitant, but will not be reset to a date earlier than the date of the annuitant change.

For contract owners who purchased the contract on or after April 13, 2009:

Allocation Guidelines and Restrictions. We do not currently, but may in the future, impose certain allocation guidelines and restrictions. Under these allocation guidelines and restrictions, we may require contract owners with the GMIB rider, to allocate at least 25% but no more than 60% to subaccounts in the following investment categories: Large Cap, Mid Cap, Small Cap, International and Balanced (60% of the percentage allocated to any Balanced subaccount will count towards meeting the 25% minimum and 60% maximum allocation requirement to these investment categories). Additionally, no more than 40% of total allocations among the following investment categories is permissible: Small Cap, International, Alternative and Money Market. The subaccounts currently available in these investment categories are listed in Appendix H.

We would also require contract owners with the GMIB rider to use the quarterly rebalancing feature. We will notify you at least 90 days in advance of the imposition of any such allocation guidelines and restrictions. If, at the end of this 90-day notice period, you have not complied with these allocation guidelines and restrictions, we will impose a higher charge for the GMIB for the duration of your Contract, but in no event will this charge exceed the maximum charge shown in the “Fee Table.”

Please note: The changes described in the preceding two paragraphs do not apply to contracts issued in Florida, New Jersey, Oregon, or Texas.

For contract owners who purchased the contract prior to April 13, 2009:

Allocation Guidelines and Restrictions. We do not currently, but may in the future, impose certain allocation guidelines and restrictions. Under these allocation guidelines and restrictions, we may require contract owners with the GMIB rider to allocate at least 40% but no more than 70% to subaccounts in the Large Cap, Mid Cap, Small Cap, and International investment categories and no more than 40% of total allocations among the following investment categories: Small Cap, International, Alternative and Money Market. The subaccounts currently available in these investment categories are listed in Appendix H.

We would also require contract owners with the GMIB rider to use the quarterly rebalancing feature. We will notify you at least 90 days in advance of the imposition of any such allocation guidelines and restrictions. If, at the end of this 90-day notice period, you have not complied with these allocation guidelines and restrictions, we will impose a higher charge for the GMIB for the duration of your Contract, but in no event will this charge exceed the maximum charge shown in the “Fee Table.”

Conditions for Electing to Receive Income Payments. You cannot exercise the GMIB until the expiration of the waiting period. The waiting period expires on the 10th contract anniversary. After the waiting period, you may only exercise the GMIB on a contract anniversary or within the 30 days immediately following that contract anniversary. The last timeframe within which you can exercise the GMIB begins at the contract anniversary on or following the 85th birthday of the oldest annuitant or joint annuitant named at any time under the GMIB rider and expires 30 days later. Because of the length of the waiting period combined with the latest permissible exercise date, we will not allow you to elect the GMIB rider if either the annuitant or joint annuitant is older than age 75 on the contract date.

If you annuitize your Contract at any time other than during a permitted exercise period, the GMIB is not available. For example, you cannot exercise the rider if you annuitize your Contract twelve and one half years after you purchase the Contract or seven years after you purchase the Contract. You are not required to use the GMIB rider to receive annuity payments. However, we will not refund fees paid for the GMIB rider if you annuitize outside of the terms and conditions of the GMIB rider.

Available Annuity Options. The annuity options available when using the GMIB to receive your fixed income are limited to the following:

•	Life Annuity
•	Joint and Survivor Life Annuity
•	Life Annuity with Payments Guaranteed for 10 Years
•	Joint and Survivor Life Annuity with Payments Guaranteed for 10 Years

If you select the Joint and Survivor Life Annuity or Joint and Survivor Life Annuity with Payments Guaranteed for 10 Years, the designated second person is deemed to be the joint annuitant for purposes of the GMIB rider.

Change of Annuitant. If an annuitant or joint annuitant is changed and, as of the contract date, the new annuitant or joint annuitant was older than age 75, the GMIB rider will terminate. Otherwise, if the new annuitant’s or joint annuitant’s age on the contract date was older than the age of the oldest annuitant currently being used to determine the GMIB, we will reset the last timeframe within which you can exercise the GMIB based on the new annuitant’s or joint annuitant’s age. If the recalculated last exercise date is earlier than the date of the change of annuitant, the GMIB rider will terminate.

GMIB Charge. We deduct a charge for the GMIB rider that compensates us for the costs and risks we assume in providing this benefit. (See “Charges, Deductions, and Credits – GMIB Charge.”)

Payment of the GMIB is subject to our financial strength and claims-paying ability.

For an example of the calculation of the GMIB, see Appendix F.

Guaranteed Minimum Income Benefit EXTRA*

General. In addition to the GMIB, we also offer the GMIB EXTRA, which is an enhanced version of the GMIB. As with the GMIB, you may choose to elect this option for an additional charge if you are concerned that poor subaccount investment performance may adversely affect the annuity value on which your annuity payments will be based. Also, as with the GMIB, if you decide you want the protection that GMIB EXTRA provides, you must elect it when your Contract is issued. The GMIB EXTRA provides you the ability to receive guaranteed minimum monthly fixed payments in the future if you annuitize under the terms and conditions of the GMIB EXTRA rider. If you elect the GMIB EXTRA rider, you know the level of minimum income that will be available to you upon annuitization, assuming no withdrawals or additional premiums, regardless of fluctuating market conditions. You may never need to rely upon the GMIB EXTRA rider, which should be viewed as a payment “floor.”

This rider may not be issued or added to Inherited IRAs (sometimes also referred to as beneficiary IRAs) and/or other “stretch” annuities whose required distributions are calculated using the Single Life Expectancy Table set forth in Treasury Regulation § 1.401(a)(9)-9, A-1.

You must annuitize under the terms and conditions of the GMIB EXTRA rider to obtain any benefit from the rider. If you do not annuitize under the terms and conditions of the GMIB EXTRA rider, the charges collected for this benefit will not be refunded. There is an initial waiting period of 10 years from the contract date before you can annuitize under the GMIB EXTRA rider. If you elect the GMIB EXTRA rider, you cannot elect any GMWB option, or the GMIB rider. Furthermore, you cannot participate in the Dollar Cost Averaging Program.

Please note that while the GMIB and the GMIB EXTRA serve the same general purpose, there are differences between the two options. Please read this section and the ”Guaranteed Minimum Income Benefit” section carefully to decide if either of these options is right for you.

You cannot elect the GMIB EXTRA rider if you are younger than age 45 or older than age 70 (age 75 if you purchased your Contract on or after June 23, 2008) on the contract date. Only spouses may be co-owners, and co-owners must be joint annuitants. If the owner is a natural person, then the annuitant must be the owner. The GMIB EXTRA rider is irrevocable — that is, you may not cancel the GMIB EXTRA rider once you elect it.

The GMIB EXTRA rider will terminate upon full surrender, annuitization (under the Contract or the GMIB EXTRA rider), expiration of the last exercise period, death, or termination of the Contract. However, the GMIB EXTRA rider will not terminate at death if a spousal beneficiary (who is also a joint annuitant) elects to continue the Contract under the spousal beneficiary continuation option or if an eligible spousal beneficiary (who is not a co-owner/joint annuitant, but is at least age 45, but not over age 70 (age 75 if you purchased your Contract on or after June 23,

*	If you purchased your Contract prior to January 12, 2007, the GMIB EXTRA is not available to you.

2008) on the spousal continuation date) elects to continue the GMIB EXTRA rider as the sole owner/annuitant (provided the GMIB EXTRA rider is still available for sale at that time). The last exercise date and the last optional reset date will be recalculated based on the surviving spouse’s age on the spousal continuation date, if earlier. The GMIB EXTRA rider may not be available in every state. See Appendix J. Depending on when you purchased your Contract, the GMIB EXTRA may vary (e.g., age limitations, payout rates, and certain percentage rates).

Important information about the GMIB EXTRA rider:

•  We will not refund the GMIB EXTRA charges, even if you do not annuitize under the GMIB EXTRA rider.

•  There is an initial 10-year waiting period before you can annuitize under the GMIB EXTRA rider. (If you choose to reset the GMIB EXTRA Roll-Up Base on a contract anniversary, a new 10-year waiting period begins.)

•  You must elect the GMIB EXTRA rider at contract issue.

•  Once you elect the GMIB EXTRA rider, you cannot cancel it.

•  You cannot elect the GMIB EXTRA rider if you are younger than age 45 or older than age 70 (age 75 if you purchased your Contract on or after June 23, 2008).

•  If you elect the GMIB EXTRA rider, we require you to comply with allocation guidelines and restrictions.

How We Determine the Amount of Your Minimum Guaranteed Income. If you elect the GMIB EXTRA rider, we determine the amount of minimum income available to you on the date you exercise the GMIB EXTRA rider by applying the GMIB EXTRA Base (less applicable premium taxes) to the GMIB EXTRA Annuity Option Payout Rates (“GMIB EXTRA rates”) for the annuity option you select.

The GMIB EXTRA Base is only used to calculate the GMIB EXTRA guaranteed income payments, and does not establish or guarantee an account value, cash value, minimum death benefit, or a minimum return for any subaccount.

Because the GMIB EXTRA rates are based on conservative actuarial factors, the amount of lifetime income that the GMIB EXTRA rider guarantees may be less than the amount of income that would be provided by applying your annuity value to then-current annuity payout rates for the same annuity option. The payout rates may differ between the GMIB and the GMIB EXTRA and may differ depending on when you purchased your Contract. Therefore, you should view the benefit provided if you annuitize under the terms and conditions of the GMIB EXTRA rider as a payment “floor.” Your amount of lifetime income, however, will not be less than it would be if we applied your annuity value on the exercise date to then-current annuity purchase rates for the same annuity option. Annuity payout rates depend on the sex (where permissible) and ages of the annuitant and any joint annuitant.

GMIB EXTRA Base. The GMIB EXTRA Base equals the greater of the GMIB EXTRA MAV Base and the GMIB EXTRA Roll-Up Base.

GMIB EXTRA MAV Base. The GMIB EXTRA MAV Base is equal to the greatest anniversary value. An anniversary value is equal to the contract value on the contract date and on each contract anniversary, increased by premium payments and decreased by “adjusted” withdrawals since the contract date or that anniversary.

For this formula, each “adjusted” withdrawal equals the amount withdrawn multiplied by (a) /(b) where:

(a) = GMIB EXTRA MAV Base and

(b) = the account value.

Both (a) and (b) are calculated immediately prior to the withdrawal.

We will calculate anniversary values until the earlier of:

•	the contract anniversary on or following the oldest annuitant’s 85th birthday; or

•	the date you exercise your GMIB EXTRA.

Changes in annuitant may cause the GMIB EXTRA rider to terminate. If the rider continues in effect, changes in annuitant will not increase the period of time used to determine anniversary values. At the time of the annuitant change, if as of the contract date a new annuitant was older than the annuitant whose age is then being used to determine anniversary values, and the period of time for calculating anniversary values has not ended, then the limitation date used for calculating additional anniversary values will be reset. The new limitation date will be reset based on the age of the new annuitant, but will not be reset to a date earlier than the date of the annuitant change.

GMIB EXTRA Roll-Up Base: GMIB EXTRA Roll-Up Base is equal to:

•

the initial premium plus any subsequent premiums received before the earlier of the first withdrawal or the first quarterversary following the contract date with interest compounded daily from the contract date at an annual rate of 5% (6% if you purchased your Contract on or after June 23, 2008); plus

•

all subsequent premiums received on or after the earlier of the first quarterversary or the first withdrawal following the contract date with interest compounded daily from the contract anniversary on or following the effective date of each additional premium payment at an annual rate of 5% (6% if you purchased your Contract on or after June 23, 2008); less

•

all “adjusted” withdrawals (as defined in the box below) with interest compounded daily from the contract anniversary on or following the effective date of each withdrawal at an annual rate of 5% (6% if you purchased your Contract on or after June 23, 2008).

The GMIB EXTRA Roll-Up Base will not be less than zero.

“Adjusted” withdrawals: If the total of all withdrawals during the contract year, including the amount of the requested withdrawal, is less than or equal to 5% (6% if you purchased your Contract on or after June 23, 2008) times the GMIB EXTRA Roll-Up Base as of the beginning of the contract year, we will not adjust withdrawals in the calculation above and thus withdrawals will reduce the GMIB EXTRA Roll-Up Base on a dollar-for-dollar basis.

If the total of all withdrawals, including the requested withdrawal, is greater than 5% (6% if you purchased your Contract on or after June 23, 2008) times the GMIB EXTRA Roll-Up Base as of the beginning of the contract year, the requested withdrawal in the calculation above will be multiplied by an adjustment factor. The adjustment factor for the requested withdrawal is (a) divided by (b) where:

(a) = GMIB EXTRA Roll-Up Base and

(b) = the account value.

Both (a) and (b) are calculated immediately prior to such withdrawal.

Interest accrues until the earlier of:

•	the contract anniversary on or following the oldest annuitant’s 85th birthday; or

•	the date you exercise the GMIB EXTRA rider.

If there is a change of annuitant and the GMIB EXTRA rider continues, the period of time used to accrue interest will not increase. If the new annuitant is older than the previous annuitant, then the limitation date used for calculating additional interest will be reset. The new limitation date will be reset based on the age of the new annuitant, but will not be reset to a date earlier than the date of the annuitant change.

Allocation Guidelines and Restrictions. If you elect the GMIB EXTRA rider, you must use certain models in our Asset Allocation Program or participate in a quarterly Rebalancing Program in order to satisfy our Allocation Guidelines and Restrictions requirement. For both new and existing Contracts, we reserve the right to change these Allocation Guidelines and Restrictions or impose additional limitations on your ability to allocate to or make transfers among subaccounts.

The asset allocation models and Rebalancing Program’s investment restrictions are generally designed to provide consistent returns by minimizing risk. In minimizing risk, however, such programs may also limit the potential for your account value to appreciate. If you were not subject to the Allocation Guidelines and Restrictions under this rider, it is possible that you could earn a higher rate of return on your account value. You should consult with your registered representative to assist you in determining whether these models and/or investment restrictions are suited for your financial needs and risk tolerance.

For detailed information on the Rebalancing Program and Asset Allocation Program models, see these sections in this Prospectus.

For contract owners who purchased the contract on or after April 13, 2009:

Rebalancing Program. If you use our Rebalancing Program, you must provide us with written instructions that comply with the following: you must allocate at least 25% but no more than 60% to subaccounts in the following investment categories: Large Cap, Mid Cap, Small Cap, International and Balanced (60% of the percentage allocated to any Balanced subaccount will count towards meeting the 25% minimum and 60% maximum allocation requirement to these investment categories). Additionally, no more than 40% of total allocations among the following investment categories is permissible: Small Cap, International, Alternative and Money Market. The subaccounts currently available in these investment categories are listed in Appendix H of this Prospectus.

Your total allocations must equal 100%. You may change your allocations provided the resulting allocations continue to comply with the Allocation Guidelines and Restrictions. However, any request to reallocate account value that is not in compliance with the Allocation Guidelines and Restrictions will not be accepted while the GMIB EXTRA rider is in effect.

Please note: The changes described in the preceding two paragraphs do not apply to contracts issued in Florida, New Jersey, Oregon, or Texas.

Asset Allocation Program. If you participate in the Asset Allocation Program, you must select one of the following asset allocation Models:

•	Moderately Conservative; or
•	Moderate.

At any time, you may change to a different asset allocation model, provided the model you choose will satisfy the Allocation Guidelines and Restrictions. We will notify if an asset allocation model no longer satisfies the Allocation Guidelines and Restrictions.

For contract owners who purchased the contract prior to April 13, 2009:

Rebalancing Program. If you use our Rebalancing Program, you must provide us with written instructions that comply with the following: you must allocate at least 40% but no more than 70% among subaccounts in the Large Cap, Mid Cap, Small Cap, and International investment categories, and no more than 40% among subaccounts in the Small Cap, International, Alternative, and Money Market investment categories. The subaccounts currently available in these investment categories are listed in Appendix H of this Prospectus.

Your total allocations must equal 100%. You may change your premium allocations provided the resulting allocations continue to comply with the Allocation Guidelines and Restrictions. However, any request to reallocate account value that is not in compliance with the Allocation Guidelines and Restrictions will not be accepted while the GMIB EXTRA rider is in effect.

Important Mechanics of the Rebalancing Program.

•	You must choose a quarterly rebalancing date, which can be any date from the 1st through the 28th day of a month.

•	Your first rebalancing date must be within 95 days from the contract date.

•	You must allocate any additional premiums in accordance with the subaccounts and percentages you have selected.

•

You may request to change your instructions while the GMIB EXTRA rider is in effect and/or to transfer among subaccounts provided that each request results in allocation of your account value that complies with the Allocation Guidelines and Restrictions.

•

If we tell you that a subaccount that you are invested in will close or be eliminated, you must provide new allocation instructions that comply with these guidelines and restrictions or the GMIB EXTRA rider will be terminated.

•	Only pro-rata withdrawal requests, affecting all subaccounts in which you are invested, will be permitted while the GMIB EXTRA rider is in effect.

Asset Allocation Program. If you participate in the Asset Allocation Program, you must select one of the following asset allocation models:

•	Moderately Conservative;
•	Moderate; or
•	Moderately Aggressive.

At any time, you may change to a different asset allocation model, provided the model you choose will satisfy the Allocation Guidelines and Restrictions. We will notify you if an asset allocation model no longer satisfies the Allocation Guidelines and Restrictions.

If you no longer wish to participate in the Asset Allocation Program or if we notify you that the asset allocation model you previously selected will no longer satisfy the Allocation Guidelines and Restrictions described above, you must provide us with new instructions that satisfy the Allocation Guidelines and Restrictions. If you do not provide us with new instructions, the quarterly Rebalancing Program for your Contract will apply. Your account value will then be rebalanced to the same subaccounts of the asset allocation model you previously selected, and with the percentages that existed for that asset allocation model when it last satisfied the Allocation Guidelines and Restrictions. Thereafter, unless we receive new instructions from you, we will rebalance your account value quarterly on the 28th of the month at the end of each calendar quarter in accordance with those percentages.

Optional Reset. On each contract anniversary up to and including the contract anniversary on or following the oldest annuitant’s 75th birthday, you can request that the GMIB EXTRA Roll-Up Base be reset on such anniversary to equal the contract value, if higher. Your request must be by written notification to our Service Center and must be received no later than 30 days following such anniversary. Please note that by writing to our Service Center you may elect to receive automatic annual resets on each contract anniversary if the contract value on that contract anniversary exceeds the GMIB EXTRA Roll-Up Base. Automatic annual resets continue until the earlier of (a) the 7th contract anniversary or (b) the contract anniversary on or following the oldest annuitant’s 75th birthday. You have the right to opt out of receiving the automatic annual resets at anytime by submitting written notice to our Service Center. Each time the GMIB EXTRA Roll-Up Base resets to equal the current contract value, a new 10-year waiting period begins before you can exercise GMIB EXTRA.

Conditions For Electing to Receive Income Payments. You cannot exercise the GMIB EXTRA until the expiration of the waiting period. The waiting period expires on the 10th contract anniversary following the later of the contract date or the date of the last optional reset, if any. After the waiting period, you may exercise the GMIB EXTRA only on or during the 30 day period following each contract anniversary. The last timeframe during which you can exercise the GMIB EXTRA begins at the contract anniversary on or following the 85th birthday of the oldest annuitant named at any time under the GMIB EXTRA rider and expires 30 days later.

If you annuitize your Contract at any time other than during a permitted exercise period, the GMIB EXTRA is not available. For example, you cannot exercise the rider if you annuitize your Contract 12 1⁄2 years after you purchase the Contract or seven years after you purchase the Contract. In addition, please note:

•

You are not required to use the GMIB EXTRA rider to receive annuity payments. However, we will not refund charges paid for the GMIB EXTRA rider even if you annuitize outside of the terms and conditions of the GMIB EXTRA rider.

•	The last exercise date and the last optional reset date will be recalculated based upon the surviving spouse’s age on the spousal continuation date, if earlier.

Available Annuity Options. The annuity options available when using the GMIB EXTRA to receive your fixed income are limited to the following:

•	Life Annuity
•	Joint and Survivor Life Annuity
•	Life Annuity with Payments Guaranteed for 10 Years
•	Joint and Survivor Life Annuity with Payments Guaranteed for 10 Years

If you select the Joint and Survivor Life Annuity or the Joint and Survivor Life Annuity with Payments Guaranteed for 10 Years, the designated person is deemed to be the joint annuitant for purposes of the GMIB EXTRA rider.

Change of Annuitant. In general, we will not permit a change of annuitant if as of the date of change, the new annuitant was younger than age 45 or older than age 70 (75 if you purchased your Contract on or after June 23, 2008). If in the future the law requires us to permit such changes, the GMIB EXTRA rider will terminate. In addition, if the annuitant is changed to a spousal beneficiary who as of the spousal continuation date was younger than age 45, the GMIB EXTRA rider will terminate. If the recalculated last exercise date is earlier than the date of the change of annuitant, the GMIB EXTRA rider will terminate.

Change of Owner/Annuitant. If there is a change of owner/annuitant or an assignment of this Contract (in jurisdictions where applicable), this rider will terminate unless the owner/annuitant is changed under any of the circumstances described below:

1)

a spouse of the current owner/annuitant is added as co-owner/joint annuitant who is at least age 45, but not older than age 70 (75 if you purchased your Contract on or after June 23, 2008) as of the effective date of the change;

2)	a spouse of the current owner/annuitant is removed as a co-owner/joint annuitant;

3)	as the result of the creation or termination of a trust, the life (or lives) upon which payment of the GMIB EXTRA is based has not changed.

Systematic Withdrawal Program. Effective June 23, 2008, under the Systematic Withdrawal Program, you may elect systematic withdrawals equal annually to 5% (6% if you purchased your Contract on or after June 23, 2008) of the GMIB EXTRA Roll-Up Base as of the beginning of the contract year divided by the requested frequency of the systematic withdrawals. If you elect the Systematic Withdrawal Program during a contract year, the systematic withdrawals will equal 5% (6% if you purchased your Contract on or after June 23, 2008) of the GMIB EXTRA Roll-Up Base as of the beginning of the contract year divided by the number of remaining systematic withdrawals in the contract year. In the following contract year, if the GMIB EXTRA Roll-Up Base increases or decreases, then we will automatically increase or decrease the systematic withdrawals to be equal to 5% (6% if you purchased your Contract on or after June 23, 2008) of the GMIB EXTRA Roll-Up Base as of the beginning of that contract year divided by the requested frequency of the systematic withdrawals. If you take withdrawals outside the program during the contract year, we will decrease subsequent systematic withdrawals to equal the remaining systematic withdrawal amount divided by the number of systematic withdrawals remaining in the contract year. If you take withdrawals outside the program that cause the systematic withdrawals to be less than $40, then we will terminate the Systematic Withdrawal Program. We also reserve the right to terminate the Systematic Withdrawal Program if you take any withdrawals outside the program. All withdrawals, regardless of whether they are taken inside or outside of the Systematic Withdrawal Program, will reduce the GMIB EXTRA Roll-Up Base as described in the shaded box above entitled “Adjusted withdrawals.” For more information on the Systematic Withdrawal Program, see “Partial Withdrawals — Systematic Withdrawal Program.”

No Lapse Guarantee. If your account value is reduced to zero and the amount of your withdrawals has not exceeded 5% (6% if you purchased your Contract on or after June 23, 2008) of the GMIB EXTRA Roll-Up Base as of the beginning of any contract year, then the following will occur:

1)	An annuity date no earlier than the next contract anniversary will be set;

2)

the GMIB EXTRA Base less any applicable premium taxes as of such date will be applied to the GMIB EXTRA annuity option payout rates for the annuity option you select based on the age and sex (where permissible) of the annuitant(s); and

3)	all riders attached to the Contract will terminate.

Any withdrawal which causes total withdrawals in any contract year to exceed 5% (6% if you purchased your Contract on or after June 23, 2008) of the GMIB EXTRA Roll-Up Base will irrevocably terminate the No Lapse Guarantee.

Please note that while the No Lapse Guarantee is in effect, the following provisions of your Contract are waived:

•  The inactive contract provision which is discussed under “Inactive Contract” in this Prospectus.

•  The minimum surrender value that is discussed under “Partial Withdrawals” in this Prospectus. However, this provision is not waived for a partial withdrawal that causes the No Lapse Guarantee to be terminated.

GMIB EXTRA Charge. We deduct a charge for the GMIB EXTRA rider that compensates us for the costs and risks we assume in providing this benefit. (See “Charges, Deductions, and Credits — GMIB Charge.”)

Payment of the GMIB EXTRA is subject to our financial strength and claims-paying ability.

For an example of the GMIB EXTRA, please see Appendix F.

Guaranteed Minimum Withdrawal Benefit

The Guaranteed Minimum Withdrawal Benefit is no longer available for purchase. If you previously purchased the Guaranteed Minimum Withdrawal Benefit, your benefits will remain the same. However, if you have previously purchased the Guaranteed Minimum Withdrawal Benefit and have since terminated or terminate at any time in the future, you may no longer elect to purchase it again.

General

If you are concerned that poor subaccount investment performance may adversely impact the amount of money you can withdraw from your Contract, and/or that you may live substantially longer than expected and outlive your account value, you may purchase the GMWB on a single life (“Single Life”) basis or on a joint life (“Joint Life”) basis. For an additional charge, the Single Life and Joint Life*riders are available to new purchasers at Contract issue only, subject to state availability. Throughout this Prospectus, the Single Life and Joint Life riders will be

*	If you purchased your Contract prior to January 12, 2007, only the Joint Life version of the GMWB was available.

collectively referred to as “GMWB.” If you elected the GMWB during your lifetime, you can take minimum annual withdrawals and payments from us, if necessary, regardless of your account value each contract year up to a specified amount, referred to as the Guaranteed Lifetime Amount. This means if your account value is depleted at any time while the GMWB is in effect, we guarantee that we will make payments to you equal to the Guaranteed Lifetime Amount over your life (and your spouse’s life, if you select the Joint Life rider), subject to certain conditions and restrictions. If you elect the GMWB rider you cannot elect GMIB or GMIB EXTRA.

This rider may not be issued or added to Inherited IRAs (sometimes also referred to as beneficiary IRAs) and/or other “stretch” annuities whose required distributions are calculated using the Single Life Expectancy Table set forth in Treasury Regulation § 1.401(a)(9)-9, A-1.

You should not elect a GMWB if:

•	you plan to take withdrawals in excess of the Guaranteed Lifetime Amount because such excess withdrawals may significantly reduce or eliminate the value of the benefit; or

•	you are interested in long-term accumulation rather than current payments and are not interested in the protection the benefit provides.

The GMWB rider may not be available in every state; please see Appendix J. Depending on when you purchased your Contract, the GMWB version may vary. See Appendix M.

Under the Joint Life rider, lifetime withdrawals and payments from us, if necessary, are guaranteed for the lives of the owner and co-owner, who must be spouses. (If the owner is non-natural, lifetime withdrawals and payments from us, if necessary, are guaranteed for the lives of the annuitant and joint annuitant spouse). Under the Single Life rider, lifetime withdrawals and payments from us, if necessary, are guaranteed for the life of the owner (or the life of the annuitant if the owner is non-natural). Also, please note that if you purchased your Contract on or after January 12, 2007, adding a new co-owner/joint annuitant under the Joint Life rider or changing the owner/annuitant under the Single Life rider resets the GMWB Base to the current account value, if lower. The most significant difference between the Single Life rider and the Joint Life rider, in addition to whether lifetime withdrawals and payments from us, if necessary, may be provided over one or two lives, is that under the Single Life rider, co-owners and joint annuitants are not permitted; whereas under the Joint Life rider, co-owners and joint annuitants are permitted, but they must be spouses. Differences between the Single Life and the Joint Life riders are set forth in Appendix L.

What is the GMWB?

The GMWBs are optional riders that permit you to receive annual minimum withdrawals and payments from us, if necessary, regardless of your account value during your lifetime (or until the second owner’s death if there are co-owners). There is an additional charge for this rider.

Important Information About the GMWB Rider:

•  If you do not choose to take withdrawals and/or do not receive lifetime payments while this rider is in effect, we will not refund the GMWB charges. If you do receive lifetime payments under your rider, there is a risk that the total amount of the lifetime payments you receive will not exceed the GMWB charges you have paid.

•  If you make withdrawals from your Contract while the rider is in effect, those withdrawals are made from your own account value. We are only required to start using our own money to make lifetime payments to you when and if your account value is reduced to zero (for any reason other than due to an excess withdrawal).

•  We have designed the rider to protect you from outliving your account value. If the rider is terminated or you (and your spouse, if you select the Joint Life rider) die before your account value is reduced to zero, neither you nor your estate will receive any lifetime payments from us, nor will the rider provide for any cash value build-up to provide lifetime payments.

•  We limit your withdrawals to the Guaranteed Lifetime Amount each contract year and impose certain investment allocation guidelines and restrictions in order to minimize the risk that your account value will be reduced to zero before your (or your spouse’s) death. Accordingly, a significant risk against which the rider protects — that your account value will be reduced to zero (other than due to an excess withdrawal) while you are still alive — may be minimal. Thus, these restrictions also significantly reduce the likelihood that we will make any lifetime payments to you under the rider. In fact, if your Contract’s investment performance over time is sufficient to generate gains that can sustain periodic withdrawals equal to or greater than the Guaranteed Lifetime Amount, then your account value will never be reduced to zero and we will never make lifetime payments to you.

•  You and your co-owner (if applicable) must be at least 60 years old (if you purchased your Contract prior to January 11, 2008) or 55 years old (if you purchased your Contract on or after January 11, 2008, but before June 23, 2008) and not more than 80 years old when you elected the GMWB rider (there is no minimum age requirement if you purchased your Contract on or after June 23, 2008).

•  If you elected either GMWB, certain investment allocation guidelines and restrictions apply, including participating in a Quarterly Rebalancing Program or use of specified models under the Asset Allocation Program. These restrictions and guidelines are further discussed later in this Prospectus.

•  For both new and existing Contracts, you may elect either a GMWB or a GMIB, but not both optional benefits.

•  Please note that all withdrawals — even withdrawals made while the GMWB is in effect — reduce your account value and death benefit.

•  We will not accept additional premium payments after you take your first withdrawal after the GMWB Effective Date.

•  If the owner is an individual natural person, then the owner also must be the annuitant. If the owner is a non-natural person (such as a trust), all references to owner shall mean annuitant and the age of the annuitant (and the age of a joint annuitant, if applicable) will be used. Co-owners and joint annuitants may only be spouses when the GMWB rider is in force. If there are co-owners, they also must be joint annuitants. If there are joint annuitants, they also must be co-owners, unless the owner is a non-natural person.

•  If you elected the GMWB, you may not elect and/or continue the Dollar Cost Averaging Program discussed earlier in this Prospectus.

You should consult with your tax and financial professionals before purchasing the GMWB rider to determine whether the rider is suitable for you.

Important Term: The GMWB Effective Date is the date the GMWB rider becomes effective.

When May I Take Withdrawals?

If you elected the GMWB rider, any withdrawal will be subject to the terms of the GMWB rider. This means that any withdrawal amount (including the “free withdrawal amount”), if greater than the Guaranteed Lifetime Amount, will also reduce your GMWB Base as well as your account value. The “free withdrawal amount” is discussed earlier in this Prospectus.

In order to make withdrawals and still maintain the rider’s guarantee, you may request to withdraw up to the Guaranteed Lifetime Amount each contract year on or after the GMWB Effective Date. You should note that as long as you have made no withdrawals, the GMWB Base (and therefore the Guaranteed Lifetime Amount) can increase due to: (a) positive investment performance for ten years after the GMWB Effective Date (or, if you purchased your Contract on or after January 12, 2007, for the life of the rider regardless of whether you take withdrawals); or (b) any Roll-Ups (for up to five contract years if you purchased your Contract on or after January 12, 2007, but before June 23, 2008 or up to ten contract years if you purchased your Contract on or after June 23, 2008). See definitions of “Lifetime Income Percentage” and “GMWB Base” below, to learn how your Guaranteed Lifetime Amount can increase.

What is the Guaranteed Lifetime Amount?

We determine your Guaranteed Lifetime Amount by multiplying the GMWB Base by a percentage based on age at the time of your first withdrawal on or after the GMWB Effective Date. This rate is called a Lifetime Income Percentage.

Lifetime Income Percentage X GMWB Base = Guaranteed Lifetime Amount

More specifically, we determine the initial Lifetime Income Percentage based on your age band (or the age band of the younger owner if there are co-owners) on the date of the first withdrawal on or after the GMWB Effective Date in accordance with the following chart. We will also re-determine, and if appropriate, step-up your Lifetime Income Percentage, based upon your age band (or the age band of the younger owner if there are co-owners) on any contract anniversary (on any third contract anniversary, if you purchased your Contract prior to September 1, 2006, if we are increasing your GMWB Base to equal your contract value on such anniversary. (See “Automatic Step-Up” later in this section.)

If you purchased your GMWB Rider prior to January 11, 2008, the following table applies:

Age Band of (Younger) Owner at First Withdrawal or at Spousal Continuation	Lifetime Income Percentage
60-64	4.5%
65-69	5.0%
70-74	5.5%
75-79	6.0%
80+	7.0%

If you purchased your GMWB Rider on or after January 11, 2008, but before June 23, 2008, the following table applies:

Age Band of (Younger) Owner at First Withdrawal or at Spousal Continuation	Lifetime Income Percentage
55-59	4.0%
60-69	5.0%
70-79	6.0%
80+	7.0%

If you purchased your GMWB Rider on or after June 23, 2008, the following table applies:

Age Band of (Younger) Owner at First Withdrawal or at Spousal Continuation	Lifetime Income Percentage
0-54	0.0%
55-59	4.0%
60-69	5.0%
70-79	6.0%
80+	7.0%

Please note that any withdrawals you take before age 59 1⁄2 may also be subject to a 10% federal penalty tax.

If you elected the Single Life rider and the contract owner/annuitant is changed, the GMWB Base is reset to the current account value, if lower. If withdrawals were taken, the Lifetime Income Percentage may also change because it is based on the new owner’s age band on the date of the change.

If you elected the Joint Life rider and later added your spouse as a co-owner/joint annuitant, the GMWB Base is reset to the current account value, if lower, except upon spousal continuation (see “Spousal Continuation,” below).

However, if you purchased your Contract prior to January 12, 2007, your GMWB Base will not be reset. The Lifetime Income Percentage may change based on the younger spouse’s age band or on the surviving spouse’s age band on the spousal continuation date. If a co-owner/joint annuitant spouse is removed then the GMWB Base remains unchanged; however, if withdrawals were taken, the Lifetime Income Percentage may change based on the remaining owner’s age band on the date of the change. Any change in the GMWB Base or the Lifetime Income Percentage will also change the Guaranteed Lifetime Amount.

Example: To help understand how we calculate the Guaranteed Lifetime Amount, assume that you are age 65 and purchase an L Class Contract with the Joint Life GMWB rider with an initial premium of $100,000. Also assume that you purchased your Contract on or after June 23, 2008. You do not make any additional premium payments and take your first withdrawal on the fifth contract anniversary. The Lifetime Income Percentage locks in at 6.0% since you are age 70 at the time of the first withdrawal. If your GMWB Base equals $140,000 at such time, then the Guaranteed Lifetime Amount will equal $8,400 ($140,000 X .06). If you add your spouse as a co-owner, age 66, on the next contract anniversary and the contract value is $120,000; then your Lifetime Income Percentage will be reduced to 5.0%, since your spouse was age 66 at the time of the change and your GMWB Base will be reset to $120,000. Consequently your Guaranteed Lifetime Amount will equal $6,000 ($120,000 X .05).

Important Note: If you purchased your Contract on or after June 23, 2008 and you take your first withdrawal before the younger owner reaches age 55, we will automatically redetermine the Lifetime Income Percentage on the contract anniversary on or following the younger owner’s 55th birthday. Furthermore, any withdrawal taken prior to the anniversary following the younger owner’s 55th birthday will be treated as an Excess Withdrawal.

What if I Withdraw Less Than the Guaranteed Lifetime Amount Each Year?

You may take withdrawals equal to or less than the Guaranteed Lifetime Amount during each contract year. If you choose to receive only a part of, or none of, your Guaranteed Lifetime Amount in any given contract year, you should be aware that your guaranteed minimum withdrawals are not cumulative. You cannot carry over any unused guaranteed minimum withdrawals to any future contract years. The following example is helpful to understand this concept:

Example: If your Guaranteed Lifetime Amount is $1,500 and you withdraw $1,000 during (the current) contract year, your Guaranteed Lifetime Amount will not increase the next contract year by the $500 you did not withdraw in the current contract year.

We do not impose a surrender charge on withdrawals up to the Guaranteed Lifetime Amount each contract year.

What If I Withdraw More Than the Guaranteed Lifetime Amount in a Contract Year?

Each contract year, you may withdraw more than the Guaranteed Lifetime Amount in effect at the time of the withdrawal request. We refer to the portion of any withdrawal that causes cumulative withdrawals in a given year to exceed the Guaranteed Lifetime Amount as an “excess withdrawal.” An excess withdrawal could significantly reduce your GMWB Base and thereby reduce the amount of your future Guaranteed Lifetime Amount.

If cumulative withdrawals in a contract year have already exceeded the Guaranteed Lifetime Amount in effect at the time of a withdrawal request, then the entire amount of that withdrawal will be treated as an excess withdrawal.

Important: Excess withdrawals will reduce your GMWB Base and may do so by substantially more than the actual amount of the excess withdrawal. Excess withdrawals will also reduce your Guaranteed Lifetime Amount. You must carefully manage your withdrawals if you elect the GMWB rider. Due to the long-term nature of the rider’s guarantee, there is a risk that you may need funds in excess of your Guaranteed Lifetime Amount, and that if you do not have other sources of income available, you may need to make withdrawals that will reduce or even eliminate the amount of any lifetime payments you may receive under your rider. If you believe you may need to make excess withdrawals, you should have other sources of liquidity to avoid having to do so; otherwise, the rider may not be appropriate for you.

What is the GMWB Base?

As noted above, the GMWB Base is used to calculate the Guaranteed Lifetime Amount and determine the GMWB charge. This is important because when the GMWB Base increases, the Guaranteed Lifetime Amount and the GMWB charge also increase.

If you purchased your Contract before January 12, 2007, prior to your first withdrawal (for up to ten years after the GMWB Effective Date), your GMWB Base will equal your GMWB Maximum Anniversary Value (“MAV”) Base. If you purchased your Contract on or after January 12, 2007, your GMWB Base will equal the greater of your GMWB MAV Base and your GMWB Roll-Up Base. Below is a brief summary of how the GMWB Base may vary depending on the date that you purchased your Contract.

If you purchased your Contract prior to September 1, 2006:

•	Prior to your first withdrawal, for up to ten years after the GMWB Effective Date, your GMWB Base equals your GMWB MAV Base. We will not continue to calculate anniversary values after ten years.

•

After your first withdrawal, on or after the GMWB Effective Date, we will step up your GMWB Base to equal your contract value, if higher, every third contract anniversary. This will also apply even if you take your first withdrawal after ten years following the GMWB Effective Date.

If you purchased your Contract on or after September 1, 2006 but prior to January 12, 2007:

•	Prior to your first withdrawal, for up to ten years after the GMWB Effective Date, your GMWB Base equals your GMWB MAV Base. We will not continue to calculate anniversary values after ten years.

•

After your first withdrawal, on or after the GMWB Effective Date, we will step up your GMWB Base to equal your contract value, if higher, on each contract anniversary. This will also apply even if you take your first withdrawal after ten years following the GMWB Effective Date.

If you purchased your Contract on or after January 12, 2007, but prior to June 23, 2008:

•

Prior to your first withdrawal, your GMWB Base equals the greater of your GMWB MAV Base and your GMWB Roll-Up Base. We will calculate an anniversary value on the GMWB Effective Date and on each subsequent contract anniversary; therefore, your GMWB MAV Base can increase each year for the life of the rider. In addition, your GMWB Roll-Up Base can increase through the 5% Roll-Up and any Automatic Roll-Up Resets for up to five contract years.

•

After your first withdrawal, on or after the GMWB Effective Date, the GMWB Base may only be increased through automatic step-ups on each contract anniversary. The GMWB Base will be reset to equal your contract value, if higher.

If you purchased your Contract on or after June 23, 2008:

•

Prior to your first withdrawal, your GMWB Base equals the greater of your GMWB MAV Base (the calculation of which includes the highest contract value on the contract anniversary and any of the preceding eleven monthaversaries) and your GMWB Roll-Up Base. We will calculate an anniversary value on the GMWB Effective Date and on each subsequent contract anniversary; therefore, your GMWB MAV Base can increase each year for the life of the rider. In addition, your GMWB Roll-Up Base can increase through the 5% Roll-Up and any Automatic Roll-Up Resets for up to ten contract years.

•

After your first withdrawal, on or after the GMWB Effective Date, if you have not taken an Excess Withdrawal or changed an owner during the contract year, the GMWB Base may be increased through automatic step-ups on each contract anniversary. The GMWB Base will be reset to equal the greater of (a) the contract value or (b) the highest monthaversary contract value since the last contract anniversary, if such value is higher than the GMWB Base.

•

After your first withdrawal, on or after the GMWB Effective Date, if you have taken an Excess Withdrawal or changed an owner during the contract year, the GMWB Base may be increased through automatic step-ups on each contract anniversary. The GMWB Base will be reset to equal your account value, if higher.

Important: You should carefully consider when to begin taking withdrawals if you have elected the GMWB. If you begin taking withdrawals too soon, you may limit the value of the GMWB. For example, you will not be able to increase your GMWB Base by making additional premium payments (if you purchased your Contract prior to September 1, 2006, your potential for increases through step-ups will be limited to every third contract anniversary). If you delay taking withdrawals for too long, you may limit the number of years available for you to take withdrawals in the future (due to life expectancy) and you may be paying for a benefit you are not using.

No additional premiums can be paid after the date of your first withdrawal on or after the GMWB Effective Date.

Important: The GMWB Base is used only to calculate the Guaranteed Lifetime Amount and the GMWB Charge, it is not available for withdrawal, and does not establish or guarantee an account value, surrender value, minimum death benefit, or a minimum return for any subaccount.

When and How is the GMWB Base Calculated?	Calculation of your GMWB Base depends on when you make your first withdrawal. There are three distinct time periods that are important to consider:

(1) On the GMWB Effective Date	For contract owners who purchased the Contract before January 12, 2007: If the GMWB Effective Date is the contract date, the GMWB Base equals the initial premium. If the GMWB Effective Date is not the contract date, the GMWB Base equals the contract value on the GMWB Effective Date.

For contract owners who purchased the Contract on or after January 12, 2007: If the GMWB Effective Date is the contract date, the GMWB Base equals the initial premium plus any additional premiums paid prior to the first quarterversary. If the GMWB Effective Date is not the contract date, the GMWB Base equals the contract value on the GMWB Effective Date.

(2) Prior to the First Withdrawal

For contract owners who purchased the Contract on or after January 12, 2007: Prior to the first withdrawal after the GMWB Effective Date, the GMWB Base equals the greater of the GMWB MAV Base and the GMWB Roll-Up Base.

For contract owners who purchased the Contract before January 12, 2007: Prior to the first withdrawal until ten years after the GMWB Effective Date, the GMWB Base equals the GMWB MAV Base.

GMWB MAV Base: If you purchased your Contract prior to June 23, 2008, the GMWB MAV Base equals the greatest of the anniversary values. An anniversary value equals the sum of (a) plus (b) where:

(a) is the GMWB Base on the GMWB Effective Date, or is the contract value on each contract anniversary thereafter; and (b) is the sum of all additional premiums since the last contract anniversary.

If you purchased your Contract on or after June 23, 2008, the GMWB MAV Base is equal to the greatest of the anniversary values. An anniversary value equals the sum of (a) plus (b) where:

(a) is the GMWB Base on the GMWB Effective Date and, on each contract anniversary thereafter, is the highest contract value on such anniversary or on any of the preceding eleven monthaversaries; and

(b) is the sum of all additional premiums since the date of the highest contract value used in the anniversary value calculation.

Please note that in any contract year in which there is a change of owner (other than as the result of exercise of the Spousal Beneficiary Continuation Option) or an Excess Withdrawal, we will only use the contract value on the contract anniversary and not on the preceding monthaversaries to calculate the anniversary value.

If you purchased your Contract prior to January 12, 2007, as long as the rider is in effect, we will calculate an anniversary value on the GMWB Effective Date and on each contract anniversary thereafter through the earlier of the date you take your first withdrawal (on or after the GMWB Effective Date) and the 10th contract anniversary following the GMWB Effective Date. If you purchased your Contract on or after January 12, 2007, there is no ten-year limitation.

No additional anniversary values will be calculated thereafter for purposes of determining the GMWB MAV Base.

GMWB Roll-Up Base: The GMWB Roll-Up Base equals:

•  the GMWB Base on the later of the GMWB effective date plus additional premiums paid prior to the first quarterversary or the date of the most recent Automatic Roll-Up reset with interest compounded daily at an annual rate of 5%: plus

•  all additional premiums (other than additional premiums paid prior to the first quarterversary after the Contract Date) paid following the later of the GMWB effective date or the date of the most recent Automatic Roll-Up Reset with interest compounded daily from the effective date of each additional premium at an annual rate of 5%.

The period during which interest will accrue for purposes of calculating the GMWB Roll-Up Base is limited. Interest accrues until the earlier of:

• the date of your first withdrawal on or after the GMWB Effective Date; or

•  the fifth contract anniversary if you purchased your Contract on or after January 12, 2007 but prior to June 23, 2008 following the later of the GMWB Effective Date or the most recent Automatic Roll-Up Reset or the tenth contract anniversary following the GMWB Effective Date (if you purchased your Contract on or after June 23, 2008).

Automatic Roll-Up Reset. If you purchased your Contract on or after January 12, 2007, but prior to June 23, 2008 on each of the first five contract anniversaries after the GMWB Effective Date, the GMWB Roll-Up Base will automatically reset to the contract value, if greater. The 5-year period restarts following the Automatic Roll-Up Reset.

If you purchased your Contract on or after June 23, 2008, on each of the first ten contract anniversaries after the GMWB Effective Date and prior to your first withdrawal, we will automatically reset the GMWB Roll-Up Base to equal the greater of the current GMWB Roll-Up Base or the GMWB MAV Base on such contract anniversary. The 10-year period does not restart following the Automatic Roll-Up Reset.

(3) On and After the First Withdrawal	If you have not exceeded the Guaranteed Lifetime Amount during a contract year, the GMWB Base does not change. It equals the GMWB Base immediately prior to a withdrawal. However, the GMWB Base on and after any excess withdrawal will equal the lesser of:

(a) the GMWB Base immediately prior to such withdrawal less the Adjusted Excess Withdrawal; and

Adjusted Excess Withdrawal = Excess Withdrawal X GMWB Base/account value, where both the GMWB Base and the account value are determined immediately prior to such Excess Withdrawal.

(b) the account value after the excess withdrawal.

Please note that if the first withdrawal occurs on a contract anniversary, the GMWB Base immediately prior to such withdrawal will be adjusted to reflect the anniversary value (if higher) on that date prior to the withdrawal.

Automatic Step-Up

•  If you purchased your Contract prior to September 1, 2006, on each third contract anniversary after the first withdrawal, if the contract value is higher than the GMWB Base, we will increase or “step-up” the GMWB Base to equal such value.

•  If you purchased your Contract on or after September 1, 2006, but before June 23, 2008, on each contract anniversary after the first withdrawal, if the contract value is higher than the GMWB Base, we will increase or “step-up” the GMWB Base to equal such value.

•  If you purchased your Contract on or after June 23, 2008 and you have not taken an Excess Withdrawal or changed an owner during the contract year, then on each contract anniversary after the first withdrawal, we will increase or “step-up” the GMWB Base to equal the greater of (a) the contract value or (b) the highest monthaversary contract value since the last contract anniversary, if such value is higher than the GMWB Base.

•  If you purchased your Contract on or after June 23, 2008 and you have taken an Excess Withdrawal or changed an owner during the contract year, then on the subsequent anniversary to the Excess Withdrawal, we will increase or “step-up” the GMWB Base to equal the contract value, if it is higher than the GMWB Base.

The GMWB charge percentage will not change as a result of any step-up.

Please note that if your GMWB Base increases, there will be a corresponding increase to the charge imposed for this optional feature, as the charge is calculated as a percentage of the GMWB Base.

What is the Income Enhancement Benefit?

If you purchased your Contract on or after June 23, 2008, you may elect the Income Enhancement Benefit for an extra charge. The Income Enhancement Benefit provides that after a one-year waiting period (the “Waiting Period”), if you or your co-owner (if applicable) are confined to a hospital or nursing home due to a medical necessity for 180 of the last 365 days (the “Confinement Period”), we will double your Lifetime Income Percentage.

Important Information About the Income Enhancement Benefit:

•  The Income Enhancement Benefit may only be elected with the GMWB.

•  You cannot elect the Income Enhancement Benefit if you are already confined in a hospital or nursing care facility.

•  There is an additional charge for this benefit and it must be elected on the GMWB Effective Date.

•  There is a one-year waiting period from the GMWB Effective Date.

•  You or your co-owner (if applicable) must be confined at least 180 of the last 365 days.

•  If you or your co-owner (if applicable) leave the nursing home or hospital, we will revert the Lifetime Income Percentage back to the standard rate that is listed in the applicable Lifetime Income Percentage table.

•  You must submit appropriate paperwork and provide proof of confinement each contract year.

If you or your co-owner is confined in a hospital or nursing facility due to a medical necessity for the Confinement Period and you have satisfied the Waiting Period (the Confinement Period and the Waiting Period are not required to occur consecutively), then we will double the Lifetime Income Percentage until the anniversary following the date you or your co-owner (if applicable) is no longer confined.

Example: To help you understand the Income Enhancement Benefit, assume that you purchased your Contract on or after June 23, 2008 and the first withdrawal was taken at age 72 and the applicable Lifetime Income Percentage is 6.0%. If you have satisfied the Waiting Period and have been confined in a hospital or nursing facility due to a medical condition for the Confinement Period, then the Lifetime Income Percentage will be increased to 12.0%.

Please note that any withdrawals you take before age 59 1⁄2 may also be subject to a 10% federal penalty tax.

The key terms under the Income Enhancement Benefit are defined as follows:

•

Hospital: An institution which: 1) is operated pursuant to the laws of the jurisdiction in which it is located; and 2) operates primarily for the care and treatment of sick and injured persons on an inpatient basis; and 3) provides 24-hour nursing service by or under the supervision of registered graduate professional nurses; and 4) is supervised by a staff of one or more licensed physicians; and 5) has medical, surgical and diagnostic facilities or access to such facilities.

•

Nursing Facility: A facility, or that part of a facility, which: 1) is licensed to operate pursuant to the laws and regulations of the state in which it is located as a nursing facility or an Alzheimer’s disease facility; and 2) provides care prescribed by a physician and performed or supervised by a registered graduate nurse, in addition to room and board accommodations, 24-hour nursing services, 7 days a week by an on-site registered nurse and related services on a continuing inpatient basis; and 3) has a planned program of policies and procedures developed with the advice of, and periodically reviewed by, at least one physician; and 4) maintains a clinical record of each patient. A nursing facility may be either a freestanding facility or a distinct part of a facility such as a ward, wing, unit, or swing bed of a hospital or other institution.

If the facility complex to which an insured person is confined consists of wards, wings, floors, units, or swing-beds, the area of the facility in which such insured person is confined must be licensed as a nursing facility and the insured person’s assigned bed must be included as a part of such license.

The term “Nursing Facility” does not include, for example: 1) a hospital (except as provided above); 2) a rehabilitation hospital; 3) a place which is primarily for treatment of mental or nervous disorders, drug addiction, or alcoholism; 4) a home for the aged; 5) a rest home, community living center, or a place that provides domestic, resident, retirement or educational care; 6) assisted living facilities; 7) personal care homes; 8) residential care facilities; 9) adult foster care facilities; 10) congregate care facilities; 11) family and group assisted living facilities; 12) personal care boarding homes; 13) domiciliary care homes; 14) basic care facilities; or 15) similar facilities.

•

Medical Necessity: Confinement prescribed by a physician based on the individual’s inability to sustain himself or herself outside of a hospital or nursing facility due to physical or cognitive ailments.

•	Physician: A doctor of medicine or doctor of osteopathy, who is licensed as such and is operating within the scope of the license.

Please note that we require confirmation of confinement while you receive benefits under the Income Enhancement Benefit. Confirmation of confinement that you provide must be deemed satisfactory to us. Once you are no longer confined, the Lifetime Income Percentage will revert back to the applicable Lifetime Income Percentage listed in the applicable Lifetime Income Percentage table. Once confinement ends, you may requalify by satisfying the Income Enhancement Benefit requirements. You cannot elect the Income Enhancement Benefit if the qualifying person or persons is/are already confined in a hospital or nursing facility.

Are Surrender Charges Applicable to Excess Withdrawals?

As noted above, we do not impose surrender charges on cumulative withdrawals in any given contract year, up to the Guaranteed Lifetime Amount. However, such withdrawals are counted toward the free withdrawal amount for purposes of calculating the surrender charge, if any, applicable to excess withdrawals. Please refer to the explanation of how the free withdrawal amount is calculated under “Partial Withdrawals,” earlier in this Prospectus. A surrender charge will apply if the excess withdrawal is attributable to premiums that are still subject to a surrender charge under your Contract. (See “Charges, Deductions, and Credits – Surrender Charge” and “Charges, Deductions, and Credits – How the Surrender Charge Works” later in this Prospectus for a discussion of how surrender charges are calculated.)

Is a Minimum Surrender Value Required After a Partial Withdrawal?

While the GMWB rider is in effect, we will not require a minimum surrender value after a partial withdrawal, provided the partial withdrawal is not an excess withdrawal. If an excess withdrawal would reduce the contract value below $5,000, we will either deny the request or terminate the Contract.

May I Cancel the GMWB Rider?

You may cancel the GMWB rider on each fifth contract anniversary (each third contract anniversary, if you purchased your Contract before January 12, 2007) after the contract date. You must notify our Service Center in writing at least three days but no more than 90 days prior to each such date for your cancellation to be effective on that third or fifth contract anniversary (as applicable). You may not re-elect the GMWB rider after cancellation.

When Will the GMWB Rider Terminate?

The GMWB rider will terminate upon the earliest of:

•	full surrender;

•	a withdrawal that reduces the GMWB Base to zero;

•	annuitization (under the Contract);

•	death of second owner if there were co-owners and the Contract was continued by the surviving spouse, if eligible, under the Spousal Beneficiary Continuation Option;

•	death of owner (if a natural person) if the Contract is not continued by an eligible spouse under the Spousal Beneficiary Continuation Option;

•	termination of the Contract;

•	change of owner resulting in termination of the rider, as discussed in “Change of Owner/Annuitant” below;

•	establishment of an annuity date when your account value is reduced to zero, even if your GMWB Base is greater than zero as described in “What if My Account Value Reaches Zero?” below;

•	following a divorce, the date of death of the first co-owner (or joint annuitant) if such death occurs before we receive notice of the divorce and the account value is greater than zero; or

•	cancellation of the GMWB rider.

All charges for this benefit will cease upon Contract termination. While the GMWB Rider is in effect, we will not terminate any Contract that qualifies for termination due to inactivity. (See “Features and Benefits of the Contract – Inactive Contracts” later in this Prospectus.)

What if My Account Value Reaches Zero?

If any withdrawal or deduction of fees or charges reduces the account value to zero and the resulting GMWB Base is greater than zero, all riders attached to the Contract will terminate and we will settle the GMWB. We will not settle the GMWB if your account value reduces to zero due to an Excess Withdrawal. In such an instance, your Contract will terminate under the minimum surrender value provision.

How GMWB Settlement Works

•  We will pay the remaining Guaranteed Lifetime Amount, if any, not yet withdrawn in the current contract year, in a lump sum.

•  We will establish an annuity date no earlier than the contract anniversary following the date of the transaction that reduced the account value to zero.

•  We will pay a monthly payment equal to the Guaranteed Lifetime Amount divided by 12 until the death of the (second) annuitant.

Please note that we may accept different payment intervals or other lifetime annuity options, but your annuity payments will be reduced. Also if you request a full surrender and your account value at the time of the request is less than your remaining Guaranteed Lifetime Amount for that contract year, first, we will pay you a lump sum equal to such remaining Guaranteed Lifetime Amount. We will then establish an annuity date, as described immediately above. As with any distribution from the Contract, tax consequences may apply. In this regard, before we establish an annuity date under GMWB settlement, we intend to treat any amounts received by you as withdrawals for tax purposes. After we establish an annuity date under GMWB settlement, we intend to treat any amounts received by you as annuity payments for tax purposes.

For an example of the operation of the Guaranteed Minimum Withdrawal Benefit, see Appendix G.

Allocation Guidelines and Restrictions

If you elected the GMWB rider, you must use certain models in our Asset Allocation Program or participate in a quarterly Rebalancing Program in order to satisfy our Allocation Guidelines and Restrictions requirement. For both new and existing Contracts, we reserve the right to change these Allocation Guidelines and Restrictions or impose additional limitations on your ability to allocate to or make transfers among the subaccounts.

The asset allocation models and Rebalancing Program’s investment restrictions are generally designed to provide consistent returns by minimizing risk. In minimizing risk, however, such programs may also limit the potential for your account value to appreciate. If you were not subject to the Allocation Guidelines and Restrictions under this rider, it is possible that you could earn a higher rate of return on your account value. You should consult with your registered representative to assist you in determining whether these models and/or investment restrictions are suited for your financial needs and risk tolerance.

For detailed information on the Rebalancing Program and Asset Allocation Program models, see these sections earlier in this Prospectus.

For contact owners who purchased the contract on or after April 13, 2009:

Rebalancing Program. If you use our Rebalancing Program, you must provide us with written instructions that comply with the following: you must allocate at least 25% but no more than 60% to subaccounts in the following investment categories: Large Cap, Mid Cap, Small Cap, International and Balanced (60% of the percentage allocated to any Balanced subaccount will count towards meeting the 25% minimum and 60% maximum allocation requirement to these investment categories). Additionally, no more than 40% of total allocations among the following investment categories is permissible: Small Cap, International, Alternative, and Money Market. The subaccounts currently available in these investment categories are listed in Appendix H of this Prospectus.

Your total allocations must equal 100%. You may change your allocations provided the resulting allocations continue to comply with the Allocation Guidelines and Restrictions. However, any request to reallocate account value that is not in compliance with the Allocation Guidelines and Restrictions will not be accepted while the GMWB rider is in effect.

Please note: The changes described in the preceding two paragraphs do not apply to contracts issued in Florida, New Jersey, Oregon, or Texas.

Important Mechanics of the Rebalancing Program:

•   You must choose a quarterly rebalancing date, which can be any date from the 1st through the 28th day of a month.

•   Your first rebalancing date must be within 95 days from the GMWB Effective Date.

•   You must allocate any additional premiums in accordance with the subaccounts and percentages you have selected.

•   You may request to change your instructions while the GMWB rider is in effect and/or to transfer among subaccounts provided that each request results in allocation of your account value that complies with the Allocation Guidelines and Restrictions.

•   If we tell you that a subaccount that you are invested in will close or be eliminated, you must provide new allocation instructions that comply with these guidelines and restrictions or the GMWB rider will be terminated.

•   Only pro-rata withdrawal requests, affecting all subaccounts in which you are invested, will be permitted while the GMWB rider is in effect.

Asset Allocation Program. If you participate in the Asset Allocation Program, you must select one of the following asset allocation models:

•	Moderately Conservative; or
•	Moderate.

At any time, you may change to a different asset allocation model, provided the model you choose will satisfy the Allocation Guidelines and Restrictions. We will notify you if an asset allocation model no longer satisfies the Allocation Guidelines and Restrictions.

For contact owners who purchased the contract prior to April 13, 2009:

Rebalancing Program. If you use our Rebalancing Program, you must provide us with written instructions that comply with the following: you must allocate at least 40% but no more than 70% among subaccounts in the Large Cap, Mid Cap, Small Cap, and International investment categories, and no more than 40% among subaccounts in the Small Cap, International, Alternative, and Money Market investment categories. The subaccounts currently available in these investment categories are listed in Appendix H.

Your total allocations must equal 100%. You may change your allocations provided the resulting allocations continue to comply with the Allocation Guidelines and Restrictions. However, any request to reallocate account value that is not in compliance with the Allocation Guidelines and Restrictions will not be accepted while the GMWB rider is in effect.

Important Mechanics of the Rebalancing Program:

•  You must choose a quarterly rebalancing date, which can be any date from the 1st through the 28th day of a month.

•  Your first rebalancing date must be within 95 days from the GMWB Effective Date.

•  You must allocate any additional premiums in accordance with the subaccounts and percentages you have selected.

•  You may request to change your instructions while the GMWB rider is in effect and/or to transfer among subaccounts provided that each request results in allocation of your account value that complies with the Allocation Guidelines and Restrictions.

•  If we tell you that a subaccount that you are invested in will close or be eliminated, you must provide new allocation instructions that comply with these guidelines and restrictions or the GMWB rider will be terminated.

•  Only pro-rata withdrawal requests, affecting all subaccounts in which you are invested, will be permitted while the GMWB rider is in effect.

Asset Allocation Program. If you participate in the Asset Allocation Program, you must select one of the following asset allocation models:

•	Moderately Conservative;
•	Moderate; or
•	Moderately Aggressive.

At any time, you may change to a different asset allocation model, provided the model you choose will satisfy the Allocation Guidelines and Restrictions. We will notify you if an asset allocation model no longer satisfies the Allocation Guidelines and Restrictions.

If you no longer wish to participate in the Asset Allocation Program or if we notify you that the asset allocation model you previously selected will no longer satisfy the Allocation Guidelines and Restrictions described above, you must provide us with new instructions that satisfy the Allocation Guidelines and Restrictions. If you do not

provide us with new instructions, the quarterly Rebalancing Program for your Contract will apply. Your account value will then be rebalanced to the same subaccounts of the asset allocation model you previously selected, and with the percentages that existed for that asset allocation model when it last satisfied the Allocation Guidelines and Restrictions. Thereafter, unless we receive new instructions from you, we will rebalance your account value quarterly on the 28th of the month at the end of each calendar quarter in accordance with those percentages.

Change of Owner/Annuitant

If there is a change of owner or an assignment of this Contract (in states where applicable), the GMWB will terminate unless the owner is changed under any of the circumstances described below:

(1) a spouse of a current owner is added as co-owner and is at least 60 years old and not older than 80 years old on the GMWB Effective Date (if you purchased your Contract prior to January 11, 2008); or

(2) a spouse of a current owner is added as co-owner and is at least 55 years old and not older than 80 years old on the date of the change (if you purchased your Contract on or after January 11, 2008, but before June 23, 2008); or

(3) a spouse of a current owner is added as co-owner and is not older than 80 years old on the date of the change (if you purchased your Contract on or after June 23, 2008); or

(4) a spouse of a current owner is removed as an owner; or

(5) as the result of the creation or termination of a trust, the life (or lives) upon which Guaranteed Lifetime Amount payments are based has not changed; or

(6) an eligible spousal beneficiary who was at least age 60 on the spousal continuation date becomes the owner under the spousal beneficiary continuation option (if you purchased your Contract prior to January 11, 2008);

(7) an eligible spousal beneficiary who was at least age 55 on the spousal continuation date becomes the owner under the spousal beneficiary continuation option (if you purchased your Contract on or after January 11, 2008, but before June 23, 2008); or

(8) an eligible spousal beneficiary of any age becomes the owner under the spousal beneficiary continuation option (if you purchased your Contract on or after June 23, 2008).

For contract owners who purchased the Contract on or after January 12, 2007:

Under the Single Life rider, changing the owner/annuitant resets the GMWB Base to the current account value, if lower, except upon spousal continuation before the first withdrawal. If you purchased your Contract prior to January 11, 2008 the new owner/annuitant must be at least 60 and not more than 80 years old on the date of the change, except upon spousal continuation, the maximum age limit is waived for the surviving spouse subject to the maturity date. If you purchased your Contract on or after January 11, 2008, but before June 23, 2008, the new owner/annuitant must be at least 55 and not more than 80 years old on the date of the change, except upon spousal continuation, the maximum age limit is waived for the surviving spouse subject to the maturity date. If you purchased your Contract on or after June 23, 2008, there is no minimum age requirement for the new owner/annuitant.

If you purchased your Contract on or after January 12, 2007, under the Joint Life rider, adding a co-owner/joint annuitant resets the GMWB Base to the current account value, if lower. If you purchased your Contract prior to January 11, 2008 the new co-owner/joint annuitant must be at least 60 and not more than 80 years old when added, except upon spousal continuation where the maximum age limit is waived for the surviving spouse subject to the maturity date. If you purchased your Contract on or after January 11, 2008, but before June 23, 2008, the new co-owner/joint annuitant must be at least 55 and not more than 80 years old when added, except upon spousal continuation where the maximum age limit is waived for the surviving spouse subject to the maturity date. If you purchased your Contract on or after June 23, 2008, there is no minimum age requirement for the new co-owner/joint annuitant. Removing a co-owner/joint annuitant does not affect the GMWB Base.

Spousal Continuation

Single Life

For contract owners who purchased the Contract on or after January 12, 2007:

Under the Single Life rider, an eligible spousal beneficiary can continue the contract and the GMWB under the Spousal Beneficiary Continuation Option only if all of the following conditions are met: (i) the GMWB rider is still available for purchase; (ii) the surviving spouse was named as the sole primary beneficiary under the contract; and (iii) the surviving spouse is at least 60 years old (if you purchased your Contract prior to January 11, 2008) or at least 55 years old (if you purchased your Contract on or after January 11, 2008, but before June 23, 2008) on the spousal continuation date (there is no minimum age requirement if you purchased your Contract on or after June 23, 2008). If (i), (ii) and (iii) are satisfied, then the following changes will occur:

•	If no withdrawal was taken on or after the GMWB Effective Date, the GMWB Base will remain unchanged; or

•	If a withdrawal was taken on or after the GMWB Effective Date, the GMWB Base will be reset to equal the account value less uncollected charges on the spousal continuation date; and

•	The Lifetime Income Percentage will be re-determined based upon the surviving spouse’s age band on the spousal continuation date.

Joint Life

Under the Joint Life rider, an eligible spousal beneficiary can continue the contract and the GMWB under the Spousal Beneficiary Continuation Option only if all of the following conditions are met:

Both Spouses “Covered”

(i) If both spouses are co-owners (joint annuitants if owner is non-natural) under the Joint Life rider; and (ii) each spouse has designated his or her “surviving spouse” as the sole primary beneficiary under the Contract, then the following changes will occur:

•	The GMWB Base is reset to equal the greater of the account value less uncollected charges and the prior GMWB Base on the spousal continuation date;

•	The Lifetime Income Percentage will be re-determined based on the age band of the surviving spouse, if greater, on the spousal continuation date.

One Spouse “Covered”

(i) If the sole spousal owner dies; (ii) the rider is still available for purchase; and (iii) the surviving spouse is named as the sole primary beneficiary under the Contract, then the following changes will occur:

•	The GMWB Base is reset to equal the greater of the account value less uncollected charges and the GMWB Base on the spousal continuation date;

•	The Lifetime Income Percentage will be re-determined based on the age band of the surviving spouse on the spousal continuation date.

For contract owners who purchased the Contract prior to January 12, 2007:

If an eligible spousal beneficiary who was covered under the GMWB rider becomes the owner, we reset the GMWB Base to equal the greater of the account value less uncollected charges and the prior GMWB Base on the spousal continuation date.

We will then determine the Lifetime Income Percentage and the Guaranteed Lifetime Amount based on the age band of the spouse on the spousal continuation date, subject to the terms and conditions in effect at that time.

For all Contracts, regardless of when purchased, you must designate your “surviving spouse” (as defined under Federal law) as the primary beneficiary in order for the surviving spouse to be able to continue the GMWB rider under the spousal beneficiary continuation option.

In the Event of Divorce

In the event of divorce, the former spouses must provide a final decree of divorce (including any property settlement, order or agreement) to us at our Service Center, in a form acceptable to us. Under current tax law, the spousal beneficiary continuation option is not available to persons who are no longer spouses; therefore, lifetime withdrawals are not guaranteed for the lives of both the co-owners (or joint annuitants, if the Contract was owned by a non-natural person) under a Joint Life rider if such co-owners (or joint annuitants) divorce before your account value reaches zero.

For this reason, we generally do not permit former spouses to continue as co-owners (or joint annuitants) of the rider after divorce.

Furthermore, we are unable to “split” a Contract into two Contracts upon divorce. If a final decree of divorce, property settlement, order or agreement requires that a Contract be divided among two former spouse co-owners (or joint annuitants), any partial surrender made for the purpose of dividing the annuity account value will be subject to any tax consequences that would normally apply. In addition, if the partial surrender made for such purpose causes cumulative withdrawals for that Contract year to exceed the Guaranteed Lifetime Amount, the portion of the withdrawal that exceeds the Guaranteed Lifetime Amount will be treated as an excess withdrawal.

Continuation of the rider. We do permit either one of the former spousal co-owners (or joint annuitants) to continue the rider and the Contract by becoming the sole owner (or sole annuitant). Please note, however, that we will continue to charge for the Joint Life rider. Upon the death of the sole owner (or sole annuitant), the rider will terminate.

Until we receive notice that as a result of a divorce one of the former spouses will remain or become the sole owner (or sole annuitant) of the Contract, we will continue to treat both former spouses who were co-owners or joint annuitants as the owners of (or annuitants under) a Contract with a Joint Life rider. Please note, however, that we will terminate the rider upon the death of the first co-owner (or joint annuitant) to die if such death occurs before the account value reaches zero, and we will not permit the surviving former spouse to continue the Joint Life rider under the spousal beneficiary continuation option, if we discover that divorce occurred before your account value reaches zero.

On or after the account value reaches zero. If divorce occurs on or after the account value reaches zero, we will split the monthly GMWB settlement payments according to the property settlement, order or agreement, pursuant to the final decree of divorce. Such property settlement, order or agreement should specifically reference this Contract. Prior to your sending us such notification, we will make monthly GMWB settlement payments in the manner prescribed by the owner(s)/annuitant(s) pursuant to the terms of the GMWB rider.

In any event, you should consult a tax advisor concerning the tax consequences that can arise under your Contract and the GMWB rider as a result of divorce.

Benefit Available on Maturity Date

If the maturity date occurs while the GMWB rider is in effect, you may choose monthly payments equal to (i) the Guaranteed Lifetime Amount divided by 12, or (ii) payments based upon your annuity value on the maturity date. These payments will continue until the death of the annuitant (or any joint annuitant, if any). The payments you would receive under option (i) are different from the payments you would receive under option (ii). You should consult with your Financial Advisor to determine which option is more appropriate for you.

We must receive written notification of your election of such annuity payments at three days but no earlier than 90 days prior to the maturity date.

Systematic Withdrawal Program. Effective June 23, 2008, under the Systematic Withdrawal Program, you may elect systematic withdrawals equal annually to the Guaranteed Lifetime Amount as of the beginning of the contract year divided by the requested frequency of the systematic withdrawals. If you elect the Systematic Withdrawal Program during a contract year, the systematic withdrawals will equal the Guaranteed Lifetime Amount as of the beginning of the contract year divided by the number of remaining systematic withdrawals in the contract year. In the following contract year, if the Guaranteed Lifetime Amount increases or decreases, then we will automatically increase or decrease the systematic withdrawals to be equal to the Guaranteed Lifetime Amount as of the beginning of that contract year divided by the requested frequency of the systematic withdrawals. If you take withdrawals outside the program during the contract year, we will decrease any subsequent systematic withdrawals to equal the remaining systematic withdrawal amount divided by the number of systematic withdrawals remaining in the contract year. If you take withdrawals outside the program that cause the systematic withdrawals to be less than $40, then we will terminate the Systematic Withdrawal Program. We also reserve the right to terminate the Systematic Withdrawal Program if you take any withdrawals outside the program. All withdrawals, regardless of whether they are taken inside or outside of the Systematic Withdrawal Program, will be treated as described in this section. For more information on the Systematic Withdrawal Program, see “Partial Withdrawals — Systematic Withdrawal Program.”

GMWB Charge. We deduct a charge for the GMWB rider that compensates us for the costs and risks we assume in providing this benefit. (See “Charges, Deductions, and Credits – GMWB Charge.”)

Payment of the GMWB is subject to our financial strength and claims-paying ability.

Inactive Contract

In most states, the Contract will be terminated at the end of any valuation period if all of the following conditions are satisfied:

1)	No premium payments have been received during the prior 24 months;

2)	The total of all premium payments made, less any partial withdrawals, is less than $2,000; and

3)	The account value (less uncollected charges) is less than $2,000.

Accordingly, no Contract will be terminated due solely to negative investment performance. If the Contract is terminated due to the above reasons, we will pay you the surrender value in a lump sum.

Charges, Deductions, and Credits

We deduct the charges described below to cover costs and expenses, services provided, and risks assumed under the Contracts. The amount of the charges deducted may differ depending on the Class of the Contract. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits. For example, the surrender charge may not fully cover all of the sales and distribution expenses we actually incur, and we may use proceeds from other charges in part to cover such expenses.

Asset-Based Insurance Charge

We impose an asset-based insurance charge, which varies according to Class and subaccount. The current asset-based insurance charge may be changed, but it will never exceed the maximum charge of 2.00% for any Class and subaccount. If you purchased your Contract prior to June 23, 2008, the current asset-based insurance charge for the B Class is generally 1.25%, however, it may be 1.15%, 1.20%, or 1.40% depending on the subaccount. If you purchased your Contract prior to June 23, 2008, the current asset-based insurance charge for the L Class is generally 1.45%, however, it may be 1.35%, 1.40%, or 1.60% depending on the subaccount. If you purchased your Contract prior to June 23, 2008, the current asset-based insurance charge for the C Class is generally 1.60%, however, it may be 1.50%, 1.55%, or 1.75% depending on the subaccount. If you purchased your Contract prior to June 23, 2008, the current asset-based insurance charge for the XC Class is generally 1.65%, however, it may be 1.55%, 1.60%, or 1.80% depending on the subaccount. (See the “Fee Table.”)

If you purchased your Contract on or after June 23, 2008, the current asset-based insurance charge may be changed, but it will never exceed the maximum charge of 2.00% for any Class and subaccount. If you purchased your Contract on or after June 23, 2008, the current asset-based insurance charge for the B Class is generally 1.35%, however, it may be 1.25%, 1.30%, or 1.50% depending on the subaccount. If you purchased your Contract on or after June 23, 2008, the current asset-based insurance charge for the L Class is generally 1.55%, however, it may be 1.45%, 1.50%, or 1.70% depending on the subaccount. If you purchased your Contract on or after June 23, 2008, the current asset-based insurance charge for the C Class is generally 1.70%, however, it may be 1.60%, 1.65%, or 1.85% depending on the subaccount. If you purchased your Contract on or after June 23, 2008, the current asset-based insurance charge for the XC Class is generally 1.75%, however, it may be 1.65%, 1.70, or 1.90% depending on the subaccount. (See the “Fee Table.”) Please note that if we have not received necessary approval by June 23, 2008 in any state(s), we will continue to apply the lower Asset-Based Insurance Charge to Contracts purchased in that state until approval is obtained.

We deduct this charge daily from the net asset value of the subaccounts prior to the annuity date. This amount compensates us for mortality risks we assume for the annuity payment made under the Contract. These guarantees include making annuity payments which won’t change based on our actual mortality experience.

The charge also compensates us for expense risks we assume to cover Contract maintenance expenses. These expenses may include issuing Contracts, maintaining records, making available and maintaining subaccounts under the Contract, and performing accounting, regulatory compliance, and reporting functions.

If the asset-based insurance charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses. However, we may change the asset-based insurance charge at any time, but it will never exceed the maximum charge of 2.00% for any Class and Subaccount.

Surrender Charge

When Imposed. We may impose a surrender charge on partial withdrawals and surrenders. The amount of the surrender charge varies by Class. This charge is for expenses relating to the sale of the Contract, such as commissions, preparation of sales literature, and other promotional activity. The surrender charge applies to each subsequent premium payment, as well as the initial payment. However, the Contract permits withdrawal of the “free withdrawal amount” annually without a surrender charge through lump-sum or systematic withdrawals. (See “Withdrawals and Surrenders.”)

The surrender charge equals a percentage of each premium withdrawn. Each premium, whether initial or subsequent, is subject to the charge for the applicable period specified below (12 month periods) from the date we receive it, as follows:

Complete Years Elapsed Since Each Payment of Premium	B Class	L Class	C Class	XC Class
0 years	7.0%	6.0%	2.0%	8.0%
1 year	6.0%	5.0%	0.0%	8.0%
2 years	5.0%	4.0%	0.0%	7.0%
3 years	4.0%	3.0%	0.0%	7.0%
4 years	3.0%	0.0%	0.0%	6.0%
5 years	2.0%	0.0%	0.0%	6.0%
6 years	1.0%	0.0%	0.0%	5.0%
7 years	0.0%	0.0%	0.0%	4.0%
8 years	0.0%	0.0%	0.0%	3.0%
9 years	0.0%	0.0%	0.0%	0.0%

The charge is calculated on total premiums withdrawn from the Contract. If the account value at the time of withdrawal is less than your premiums paid in, the charge will still be based on the remaining premiums.

The “free withdrawal amount” is never subject to the surrender charge. Also, currently, we do not impose a surrender charge on amounts withdrawn during any contract year up to the Guaranteed Lifetime Amount while the GMWB rider is in effect. (See “Guaranteed Minimum Withdrawal Benefit,” earlier in this Prospectus.)

For withdrawals in any contract year, we assume gain is withdrawn first, followed by premiums. Premiums are assumed to be withdrawn on a first-in, first-out (“FIFO”) basis. The example below explains this charge.

How The Surrender Charge Works

If you have an L Class Contract, elected no optional riders, and made a $10,000 premium payment and due to negative investment experience only $9,500 remained in the Contract when you withdrew it two years later, we would impose a 4.0% charge on $9,000 (which represents the $10,000 premium payment less the $1,000 “free withdrawal amount”). If instead the $10,000 premium payment you made to the Contract grew to $11,000 due to positive investment experience, and you withdrew $600 of gain two years later, and withdrew the remaining $10,400 in a subsequent withdrawal that same contract year (assuming no investment loss or gain between the two withdrawals), we would not impose a surrender charge on the $600 withdrawn (as it represents gain, and not premium) and we would impose a 4.0% surrender charge only on $10,000 of the $10,400 subsequent withdrawal (as $400 of that amount represents gain).

How Deducted. For surrenders, we deduct the charge from the amount of your withdrawal request. For partial withdrawals, we deduct the charge on a pro rata basis from among the subaccounts you’re invested in, based on the ratio of your subaccount value to your account value. The example below shows how this works.

Pro Rata Deductions

You have a C Class Contract with a current account value of $100,000. $60,000 is in the BlackRock Basic Value V.I. Subaccount, and $40,000 is in the BlackRock Total Return V.I. Subaccount. You withdraw $20,000 from the Contract, and the entire $20,000 is subject to a 2.0% surrender charge ($400). Accordingly, $240 (60% of $400) is deducted from the BlackRock Basic Value V.I. Subaccount and $160 (40% of $400) is deducted from the BlackRock Total Return V.I. Subaccount.

Contract Fee

We may charge a $50 contract fee on each contract anniversary, upon surrender, or upon annuitization. We will impose this fee if the greater of account value (less uncollected charges) or premiums (less withdrawals) is less than $50,000.

The contract fee compensates us for the expenses related to the maintenance of the Contract. We do not deduct the contract fee after the annuity date. The contract fee may be changed, but it will never exceed the maximum fee of $75.

If the contract fee applies, we will deduct it as follows:

•  We deduct this fee from your account value on each Contract anniversary before the annuity date.

•  We deduct this fee from your account value if you surrender or annuitize the Contract on any date other than a contract anniversary.

•  We deduct this fee on a pro rata basis from all subaccounts in which your account value is invested.

Transfer Fee

You may make up to twelve transfers among subaccounts per contract year without charge. If you make more than twelve, we will charge you $25 (guaranteed not to exceed $30) for each extra transfer in the contract year. We deduct this fee pro rata from the amount transferred. Transfers made by us under the Dollar Cost Averaging Program, the Asset Allocation Program, and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per contract year without charge. (See “Dollar Cost Averaging Program,” “Asset Allocation Program,” “Rebalancing Program,” and “Transfers Among Subaccounts.”)

GMDB Charge

If you elect a GMDB, we will deduct a charge that compensates us for the costs and risks we assume in providing this benefit. We won’t deduct this charge after the annuity date. The current and maximum GMDB charge percentages vary according to the type of GMDB that you choose. We have the right to change the current GMDB charge percentage, but it will never exceed the maximum GMDB charge percentage. The amount of the GMDB charge is calculated on each monthaversary by multiplying the GMDB Base by the current annual GMDB charge percentage noted below and dividing the resulting amount by 12. On each quarterversary, we deduct the sum of the GMDB charges calculated on each of the three previous monthaversaries from the account value. If the contract date falls on the 29th, 30th or 31st of any given month, we will use the first day of the following month if that month does not have a corresponding monthaversary or quarterversary for purposes of calculating and deducting the GMDB charges. (See “Death Benefit – Guaranteed Minimum Death Benefit Options” for the definition of the respective GMDB Base values.) The annual GMDB charges are as follows:

Type of GMDB	Current GMDB Charge %	Maximum GMDB Charge %
Return of Premium (all versions)	0.15%	0.40%
Maximum Anniversary Value	0.25%	0.65%
Greater of Maximum Anniversary Value and Roll-Up (Standard version)	0.55%	1.20%
Greater of Maximum Anniversary Value and Roll-up GMDB (GMIB version)	0.65%	1.20%

If the GMDB rider is terminated at any time other than on a quarterversary, we will deduct from the account value a pro rata amount of any GMDB charge that would be collected on the next quarterversary. We deduct the GMDB charge on a pro rata basis from all subaccounts in which your account value is invested. We deduct the GMDB charge regardless of whether the GMDB has any value.

ADB Charge

If you elect the ADB, we will deduct a charge that compensates us for the costs and risks we assume in providing this benefit. We won’t deduct this charge after the annuity date. The current annual ADB charge percentage is 0.25%. We have the right to change the current ADB charge percentage, but it will never exceed the maximum ADB charge percentage which is 0.50%. The amount of the ADB charge is calculated on each monthaversary by multiplying the account value by the current annual ADB charge percentage and dividing the resulting amount by 12. On each quarterversary, we deduct the sum of the ADB charges calculated on each of the three previous monthaversaries from the account value. If the contract date falls on the 29th, 30th or 31st of any given month, we will use the first day of the following month if that month does not have a corresponding monthaversary or quarterversary for purposes of calculating and deducting the ADB charges. If the ADB rider is terminated at any time other than on a quarterversary, we will deduct from the account value a pro rata amount of any charges that would be collected on the next quarterversary. We deduct the ADB charge on a pro rata basis from all subaccounts in which your account value is invested. We deduct the ADB charge regardless of whether the ADB has any value.

GMIB Charge

If you elect a GMIB option, we will deduct a charge that compensates us for the costs and risks we assume in providing this benefit. We do not deduct this charge after the annuity date or the last exercise date. The current and maximum GMIB charge percentages vary according to the type of GMIB that you choose. (See the “Fee Table.”) We have the right to change the current GMIB charge percentage, but it will never exceed the maximum GMIB charge percentage. The amount of the GMIB charge is calculated on each monthaversary by multiplying the applicable GMIB Base by the current annual GMIB charge percentage and dividing the resulting amount by 12. (See “Guaranteed Minimum Income Benefit” and “Guaranteed Minimum Income Benefit EXTRA” for a definition of the GMIB Base and GMIB EXTRA Base, respectively.) On each quarterversary, we deduct the sum of the GMIB charges calculated on each of the three previous monthaversaries from the account value. If the contract date falls on the 29th, 30th or 31st of any given month, we will use the first day of the following month if that month does not have a corresponding monthaversary or quarterversary for purposes of calculating and deducting the GMIB charges. If the GMIB rider is terminated at any time other than on a quarterversary, we will deduct from the account value a pro rata amount of any charges that would be collected on the next quarterversary. We deduct the GMIB charge on a pro rata basis from all subaccounts in which your account value is invested. We deduct the GMIB charge regardless of whether annuity payments under the GMIB would be higher than those provided under the Contract.

GMWB Charge

If you elected a GMWB, we will deduct a charge that compensates us for the costs and risks we assume in providing this benefit. We will not deduct the GMWB charge after the annuity date, nor will we assess the GMWB charge after GMWB Settlement. The current and maximum GMWB charge percentages vary according to the type of GMWB that you choose. (See the “Fee Table.”) We have the right to change the current GMWB charge percentage, but it will never exceed the maximum GMWB charge percentage. The amount of the GMWB charge is calculated on each monthaversary by multiplying the GMWB Base by the current annual GMWB charge percentage and dividing the resulting amount by 12. (See “Guaranteed Minimum Withdrawal Benefit” for the definition of GMWB Base.) Accordingly, if the GMWB Base increases, there will be a corresponding increase in the amount of the GMWB charge. On each quarterversary, we deduct the sum of the GMWB charges calculated on each of the three previous monthaversaries from the account value. If the contract date falls on the 29th, 30th or 31st of any given month, we will use the first day of the following month if that month does not have a corresponding monthaversary or quarterversary for purposes of calculating and deducting the GMWB charges. If the GMWB Rider is terminated at any time other than on a quarterversary, we will deduct from the account value a pro rata amount of any charges that would be collected on the next quarterversary. We deduct the GMWB charge on a pro rata basis from all subaccounts in which your account value is deducted. We deduct the GMWB charge regardless of whether the GMWB ever reaches GMWB settlement.

Other Charges

Redemption Fee. We reserve the right to impose a redemption fee upon a transfer from one subaccount to another in jurisdictions where permissible, or to collect any redemption fee imposed by any Fund or if required by any regulatory authority.

Tax Charges. We reserve the right, subject to any necessary regulatory approval, to charge for assessments or federal premium taxes or federal, state or local excise, profits or income taxes measured by or attributable to the receipt of premiums. We also reserve the right to deduct from the Separate Account any taxes imposed on the Separate Account’s investment earnings. (See “Tax Status of the Contract.”)

Fund Expenses. In calculating net asset values, the Funds deduct advisory fees and operating expenses from assets. (See “Fee Table.”) Information about those fees and expenses also can be found in the prospectuses for the Funds, and in the applicable Statement of Additional Information for each Fund.

Changes in Contract Charges or Fees. If we have reserved the right to change a contract charge or fee, any such changes will be applied by Class, and will be based upon changes in applicable experience factors such as investment income and returns, mortality, persistency, expenses, and taxes. Any change will be determined in accordance with procedures and standards on file, if required, with the insurance supervisory official of the jurisdiction in which the Contract is delivered. Charges after any change will not exceed the maximum charges.

Premium Taxes. Various jurisdictions impose a premium tax on annuity premiums when they are received by an insurance company. In other jurisdictions, a premium tax is paid on the annuity value on the annuity date.

Premium tax rates vary from jurisdiction to jurisdiction and currently range from 0% to 3.5%. Although we pay these taxes when due, we won’t deduct them from your account value until the annuity date. In those jurisdictions that do not allow an insurance company to reduce its current taxable premium income by the amount of any withdrawal, surrender or death benefit paid, we will also deduct a charge for these taxes on any withdrawal, surrender or death benefit paid under the Contract.

Premium tax rates are subject to change by law, administrative interpretations, or court decisions. Premium tax amounts will depend on, among other things, the contract owner’s state of residence, our status within that jurisdiction, and the premium tax laws of that jurisdiction.

Contract Credits

Credits may be added to your account value. Currently, we are not adding any credits to your account value. We reserve the right to add, modify, or discontinue any credit at any time in our sole discretion.

TAX INFORMATION

NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. The federal income tax consequences discussed herein reflects our understanding of current law, and the law may change. No representation is made regarding the likelihood of continuation of the present federal income tax law or of the current interpretations by the Internal Revenue Service. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under the contract. You should consult your own tax adviser about your own circumstances.

Introduction

Deferred annuity contracts are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code (the “Code”) for annuities. Simply stated, these rules generally provide that individuals will not be taxed on the earnings, if any, on the money held in an annuity contract until withdrawn. This is referred to as tax deferral. When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified contract, the contract will generally not be treated as an annuity for tax purposes. Thus, the owner must generally include in income any increase in the account value over the investment in the contract during each taxable year.

You will generally not be taxed on increases in the value of your contract, until a distribution occurs (either as a surrender, withdrawal, or as annuity payments). Under certain circumstances, however, you may be subject to current taxation if you assign or pledge or enter into an agreement to assign or pledge any portion of the contract.

We may occasionally enter into settlements with owners and beneficiaries to resolve issues relating to the contract. Such settlements will be reported on the applicable tax form (e.g., Form 1099) provided to the taxpayer and the taxing authorities.

Taxation of Us

We are at present taxed as a life insurance company under part I of Subchapter L of the Code. The separate account is treated as part of us and, accordingly, will not be taxed separately as a “regulated investment company” under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the contract. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by us with respect to the separate account, we may make a charge to that account. We may benefit from any dividends received or foreign tax credits attributable to taxes paid by certain underlying funds to foreign jurisdictions to the extent permitted under federal tax law.

Tax Status of the Contract

Diversification Requirements. In order for a nonqualified variable contract which is based on a segregated asset account to qualify as an annuity contract under Section 817(h) of the Code, the investments made by such account must be “adequately diversified” in accordance with Treasury Regulations. The Regulations apply a diversification requirement to each of the subaccounts. Each separate account, through its underlying fund portfolios and their portfolios, intends to comply with the diversification requirements of the Regulations. We have entered into agreements with each underlying fund portfolio company that require the portfolios to be operated in compliance with the Regulations but we do not have control over the underlying fund portfolio companies. The contract owners bear the risk that the entire contract could be disqualified as an annuity contract under the Code due to the failure of a subaccount to be deemed to be “adequately diversified.”

Owner Control. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. In Revenue Ruling 2003-91, the IRS stated that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.

Revenue Ruling 2003-91 also gave an example of circumstances under which the owner of a variable contract would not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes. To the extent the circumstances relating to the issuance and ownership of a contract vary from those described in Revenue Ruling 2003-91, owners bear the risk that they will be treated as the owner of Separate Account assets and taxed accordingly.

We believe that the owner of a contract should not be treated as the owner of the underlying assets. We reserve the right to modify the contracts to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the contracts from being treated as the owners of the underlying separate account assets. Concerned owners should consult their own tax advisers regarding the tax matter discussed above.

Distribution Requirements. The Code requires that nonqualified contracts contain specific provisions for distribution of contract proceeds upon the death of any owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such contracts provide that if any owner dies on or after the annuity starting date and before the entire interest in the contract has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner’s death. If any owner dies before the annuity starting date, the entire interest in the contract must generally be distributed within 5 years after such owner’s date of death or be used to provide payments to a designated beneficiary beginning within one year of such owner’s death that will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiary. However, if upon such owner’s death prior to the annuity starting date, such owner’s surviving spouse is the sole beneficiary, under the nonqualified contract, then the contract may be continued with the surviving spouse as the new owner. If any owner is not a natural person (except in the case of certain grantor trusts), then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of an owner.

The nonqualified contracts contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the contracts satisfy all such Code requirements. The provisions contained in the contracts will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

Taxation of Annuities

The following discussion assumes the contract qualifies as an annuity contract for federal income tax purposes.

In General. Code Section 72 governs taxation of annuities in general. We believe that an owner who is an individual will not be taxed on increases in the value of a contract until such amounts are surrendered or distributed. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the contract value, and in the case of a qualified contract, any portion of an interest in the plan, generally will be treated as a distribution. The taxable portion of a distribution is taxable as ordinary income.

Non-Natural Persons. Pursuant to Section 72(u) of the Code, a nonqualified contract held by a taxpayer other than a natural person generally will not be treated as an annuity contract under the Code; accordingly, an owner who is not a natural person will recognize as ordinary income for a taxable year the excess, if any, of the contract value over the “investment in the contract”. There are some exceptions to this rule and a prospective purchaser of the contract that is not a natural person should discuss these with a competent tax adviser. A contract owned by a trust using the grantor’s social security number as its taxpayer identification number will be treated as owned by the grantor (natural person) for the purposes of our application of Section 72 of the Code. Consult a tax adviser for more information on how this may impact your contract.

Different Individual Owner and Annuitant

If the owner and annuitant on the contract are different individuals, there may be negative tax consequences to the owner and/or beneficiaries under the contract if the annuitant predeceases the owner including, but not limited, to the assessment of penalty tax and the loss of certain death benefit distribution options. You may wish to consult your legal counsel or tax adviser if you are considering designating a different individual as the annuitant on your contract to determine the potential tax ramifications of such a designation.

Annuity Starting Date

This section makes reference to the annuity starting date as defined in Section 72 of the Code and the applicable regulations. Generally, the definition of annuity starting date will correspond with the definition of annuity commencement date used in your contract and the dates will be the same. However, in certain circumstances, your annuity starting date and annuity commencement date will not be the same date. If there is a conflict between the definitions, we will interpret and apply the definitions in order to ensure your contract maintains its status as an annuity contract for federal income tax purposes. You may wish to consult a tax adviser for more information on when this issue may arise.

It is possible that at certain advanced ages a policy might no longer be treated as an annuity contract if the policy has not been annuitized before that age. You should consult with a tax adviser about the tax consequences in such circumstances.

Taxation of Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified contracts, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:

•

Fixed payments-by dividing the “investment in the contract” on the annuity starting date by the total expected return under the contract (determined under Treasury regulations) for the term of the payments. This is the percentage of each annuity payment that is excludable.

•

Variable payments-by dividing the “investment in the contract” on the annuity starting date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the “investment in the contract” has been fully recovered, the full amount of any additional annuity payments is includable in gross income and taxed as ordinary income.

If you select more than one annuity payment option, special rules govern the allocation of the contract’s entire “investment in the contract” to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax adviser as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity starting date, annuity payments stop because an annuitant died, the excess (if any) of the “investment in the contract” as of the annuity starting date over the aggregate amount of annuity payments received that was excluded from gross income may possibly be allowable as a deduction on your tax return.

Taxation of Surrenders and Partial Withdrawals-Nonqualified Contracts

When you surrender your contract, you are generally taxed on the amount that your surrender proceeds exceeds the “investment in the contract,” which is generally your premiums paid (adjusted for any prior surrenders or portions thereof that were not taxable). Partial withdrawals are generally treated first as taxable income to the extent of the excess in the contract over the “investment in the contract.” In general, loans, pledges, and assignments are taxed in the same manner as partial withdrawals and surrenders. All taxable amounts received under a contract are subject to tax at ordinary rather than capital gain tax rates.

If your contract contains an excess interest adjustment feature (also known as a market value adjustment), then your account value immediately before the surrender may have to be increased by any positive excess interest adjustments that result from the surrender. There is, however, no definitive guidance on the proper tax treatment of excess interest adjustments, and you may want to discuss the potential tax consequences of an excess interest adjustment with your tax adviser.

The Code also provides that surrendered earnings may be subject to a penalty tax. The amount of the penalty tax is equal to 10% of the amount that is includable in income. Some surrender withdrawals will be exempt from the penalty tax. They include, among others, any amounts: (1) paid on or after the taxpayer reaches age 59½; (2) paid after an owner dies; (3) paid if the taxpayer becomes disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) over the life of the taxpayer or the joint life of the taxpayer and the taxpayer’s designated beneficiary; (5) paid under an immediate annuity; or (6) which come from premium payments made prior to August 14, 1982. Regarding the disability exception, because the Company cannot verify that the owner is disabled, the Company will report such withdrawals to the IRS as early withdrawals with no known exception.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. You may wish to consult a tax adviser for more information regarding the imposition of penalty tax.

Non-Qualified Stretch Annuity

In certain instances a non-spousal beneficiary may be permitted to elect a “stretch” annuity option as a means of disbursing death proceeds from a non-qualified annuity. The only method the Company uses for making distribution payments from a non-qualified “stretch” annuity is the required minimum distribution method as set forth in Revenue Ruling 2002-62. The applicable payments are calculated using the Single Life Expectancy Table set forth in Treasury Regulation § 1.401(a)(9)-9, A-1.

Guaranteed Lifetime Withdrawal Benefits

For contracts with a guaranteed lifetime withdrawal benefit the application of certain tax rules, particularly those rules relating to distributions from your contract, are not entirely clear. In view of this uncertainty, you should consult a tax adviser with any questions.

Aggregation

All nonqualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner (contract holder) during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner’s income when a taxable distribution occurs. If you are considering purchasing multiple contracts from us (or our affiliates) during the same calendar year, you may wish to consult with your tax adviser regarding how aggregation will apply to your contracts.

Partial Annuitization

Under a tax provision enacted in 2010, if part of a nonqualified annuity contract’s value is applied to an annuity option that provides payments for one or more lives and for a period of at least ten years, those payments may be taxed as annuity payments instead of withdrawals. None of the payment options under the contract is intended to qualify for this “partial annuitization” treatment and, if you apply only part of the value of the contract to a payment option, we will treat those payments as withdrawals for tax purposes.

Tax-Free Exchanges

Section 1035 of the Code provides that no gain or loss shall be recognized on the exchange of one annuity contract for another annuity contract or a qualified long-term care insurance contract. Generally, an annuity contract issued in an exchange for another annuity contract is treated as new for purposes of the penalty and distribution at death rules.

If the initial contribution is made as a result of an exchange or surrender of another annuity contract, we may require that you provide information relating to the federal income tax status of the previous annuity contract to us.

Revenue Procedure 2011-38 significantly eases the restrictions on partial transfers previously adopted by the IRS. Under Rev. Proc. 2011-38, a partial exchange will be treated as tax-free under Section 1035 of the Code if there are no distributions, from either annuity, within 180 days of the partial 1035 exchange and annuity payments that satisfy the newly enacted partial annuitization rule of Section 72(a)(2) of the Code will not be treated as a distribution from either the old or new contract.

Pursuant to interim guidance provided in IRS Notice 2011-68, the IRS confirmed that it is permissible to partially exchange a portion of the cash surrender value of an annuity for a qualified long term care insurance contract, provided that the requirements of Section 1035 are met. However, further guidance is needed regarding the application of Rev. Proc. 2011-38 to such transfers. Please discuss the tax consequences of any contemplated 1035 exchange transaction with a competent tax adviser.

Medicare Tax

Beginning in 2013, distributions from nonqualified annuity contracts will be considered “investment income” for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals, trusts, and estates whose income exceeds certain threshold amounts. The Company is required to report distributions made from nonqualified annuity contracts as being potentially subject to this tax. Please consult a tax adviser for more information.

Same Sex Relationships

Section 3 of the Federal Defense of Marriage Act was recently ruled unconstitutional and the Internal Revenue Service adopted a rule in response thereto recognizing the marriage of same sex individuals validly entered into in a jurisdiction that authorizes same sex marriages, even if the individuals are domiciled in a jurisdiction that does not recognize the marriage. The Internal Revenue Service also ruled that the term “spouse” does not include an individual who has entered into a registered domestic partnership, civil union, or other similar relationship that is not denominated as a marriage under the laws of that jurisdiction. The Company intends to administer the contract consistent with these rulings until further guidance is provided. Therefore, exercise of the spousal continuation provisions of this contract or any riders by persons who do not meet the definition of “spouse” under Federal law – e.g., domestic and civil union partners - may have adverse tax consequences.

Please note the jurisdiction where you are domiciled may not recognize same sex marriage which may limit your ability to take advantage of certain benefits provided to spouses under the contract. There are several unanswered questions regarding the scope and impact of this ruling and the subsequent guidance provided by the Internal Revenue Service. Please consult a tax adviser for more information on this subject.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the contract because of your death or the death of the annuitant. Generally, such amounts should be includable in the income of the recipient: (1) if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; (2) if distributed via partial withdrawals, these amounts are taxed in the same manner as partial surrenders; or (3) if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Transfers, Assignments or Exchanges of Contracts

A transfer of ownership or assignment of a contract, the designation of an annuitant or payee or other beneficiary who is not also the owner, the selection of certain annuity starting dates, the exchange of a contract and certain other transactions, or a change of annuitant other than the owner, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transfer, assignment, selection, exchange or change should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

Separate Account Charges

It is possible that the IRS may take a position that fees for certain optional benefits (e.g., death benefits other than the Return of Premium death benefit) are deemed to be taxable distributions to you. In particular, the IRS may treat fees associated with certain optional benefits as a taxable surrender, which might also be subject to a tax penalty if the surrender occurs prior to age 59 1⁄2. Although we do not believe that the fees associated with any optional benefit provided under the contract should be treated as taxable surrenders, the tax rules associated with these benefits are unclear, and we advise that you consult your tax adviser prior to selecting any optional benefit under the contract.

Withholding

The portion of any distribution under a contract that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. The amount of withholding varies according to the type of distribution.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

Beginning in 2013, the federal estate tax, gift tax and generation skipping transfer (“GST”) tax exemptions and maximum rates are $5,000,000 indexed for inflation (currently $5,340,000) and 40%, respectively.

There is no guarantee that the transfer tax exemptions and maximum rates will remain the same in the future. The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a competent legal adviser to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Federal Estate Taxes. While no attempt is being made to discuss the Federal estate tax implications of the contract in detail, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

Generation-Skipping Transfer Tax. Under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.
Annuity Purchases by Residents of Puerto Rico

The IRS announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

Annuity Contracts Purchased by Non-resident Aliens and Foreign Corporations

The discussion above provided general information (but not tax advice) regarding U.S. federal income tax consequences to annuity owners that are U.S. persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner’s country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation for any annuity contract purchase.

Foreign Account Tax Compliance Act (“FATCA”)

Beginning in July of 2014, we may be required to withhold at a rate of 30% under FATCA on certain distributions to foreign financial institutions and non-financial foreign entities holding accounts on behalf of and/or the assets of U.S. persons unless the foreign entities provide us with certain certifications regarding their status under FATCA on the applicable IRS forms. Prospective foreign entities are advised to consult with a competent tax adviser regarding the application of FATCA to their particular situation.

Possible Tax Law Changes

Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation, regulation, or otherwise. You should consult a tax adviser with respect to legal or regulatory developments and their effect on the contract.

We have the right to modify the contract to meet the requirements of any applicable laws or regulations, including legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive.

Performance Information

From time to time, we may advertise yields, effective yields, and total returns for the subaccounts for a Class. These figures are based on historical earnings and do not indicate or project future performance. We may also advertise performance of the subaccounts in comparison to certain performance rankings and indices. More detailed information on the calculation of performance information appears in the Statement of Additional Information. Effective yields and total returns for a subaccount for a Class are based on the investment performance of the corresponding Fund. Fund expenses influence Fund performance.

The yield of the BlackRock Money Market V.I. Subaccount refers to the annualized income generated by an investment in the subaccount over a specified 7-day period on a Class-specific basis. The yield is calculated by assuming that the income generated for that 7-day period is generated each 7-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a subaccount (other than the BlackRock Money Market V.I. Subaccount) refers to the annualized income generated by an investment in the subaccount over a specified 30-day or one month period on a Class-specific basis. The yield is calculated by assuming the income generated by the investment during that 30-day or one-month period is generated each period over 12 months and is shown as a percentage of the investment.

The average annual total return of a subaccount refers to return quotations assuming an investment has been held in each subaccount for 1, 5 and 10 years, or for a shorter period, if applicable. We provide average annual total returns for the subaccounts on a Class-specific basis. The average annual total returns represent the average compounded rates of return that would cause an initial investment of $1,000 to equal the value of that investment at the end of each period. These percentages include any surrender charge that would apply if you terminated the Contract at the end of each period indicated, but exclude any deductions for premium taxes. Total returns do not reflect any rider charges, nor bonus amounts if applicable.

We may also advertise or present yield or total return performance information computed on different bases, but this information will always be accompanied by average annual total returns for the corresponding subaccounts for each Class. For example, we may present total return performance information that doesn’t reflect a deduction for the surrender charge. This presentation assumes that an investment in the Contract will extend beyond the period when the surrender charge applies, consistent with the long term investment and retirement objectives of the Contract. We may also advertise total return performance information for the Funds. We may also present total return performance information for a subaccount for periods before the date the subaccount commenced operations on a Class-specific basis. If we do, we’ll base performance of the corresponding Fund as if the subaccount existed for the same periods as those indicated for the corresponding Fund, with a level of fees and charges equal to those currently imposed under the Contracts for each Class. We may also present total performance information for a hypothetical Contract assuming allocation of the initial premium to more than one subaccount or assuming monthly or quarterly transfers from one subaccount to designated other subaccounts under a Dollar Cost Averaging Program. We may also present total performance information for a hypothetical Contract assuming participation in the Asset Allocation Program or the Rebalancing Program. This information will reflect the performance of the affected subaccounts for the duration of the allocation under the hypothetical Contract. It will also reflect the deduction of charges described above except for the surrender charge, any rider charges, and any bonus amounts, if applicable. This information may also be compared to various indices.

Advertising and sales literature for the Contracts may also compare the performance of the subaccounts on a Class-specific basis and Funds to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, with investment objectives similar to each of the Funds corresponding to the subaccounts. Performance information may also be based on rankings by services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis. Advertising and sales literature for the Contracts may also compare the performance of the subaccounts on a Class-specific basis to various indices measuring market performance. These unmanaged indices assume the reinvestment of dividends, but do not reflect any deduction for the expense of operating or managing an investment portfolio.

Advertising and sales literature for the Contracts may also contain information on the effect of tax deferred compounding on subaccount investment returns, or returns in general. The tax deferral may be illustrated by graphs and charts and may include a comparison at various points in time of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis.

Other Information

Financial Condition of the Company

We pay the benefits under your Contract from our general account assets and/or from your account value held in the Separate Account. It is important that you understand that payments of the benefits is not guaranteed and depends upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for account value allocated to the subaccounts. Your account value in the subaccounts is part of the assets of the Separate Account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct. See “The Separate Account.”

Assets in the General Account. Any guarantees under the Contract that exceed your account value, such as those associated with any death benefit riders or living benefit riders, are paid from our general account (not the Separate Account). Therefore, any amounts that we may be obligated to pay under the Contract in excess of Account Value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the Separate Account, however, are also available to cover the liabilities of our general account, but only to the extent that the Separate Account assets exceed the Separate Account liabilities arising under the Contracts supported by it. We issue other types of insurance policies and financial products as well and we pay our obligations under these products from our assets in the general account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account. In order to meet our claims-paying obligations, we monitor our reserves so that we hold sufficient amounts to cover actual or expected contract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments.

How to Obtain More Information. We encourage both existing and prospective contract owners to read and understand our financial statements. We prepare our financial statements on both a statutory basis and according to Generally Accepted Accounting Principles (GAAP). Our audited GAAP financial statements, as well as the financial statements of the Separate Account, are located in the SAI. For a free copy of the SAI, simply call or write us at the phone number or address of our Service Center referenced earlier in this Prospectus. In addition, the SAI is available on the SEC’s website at http://www.sec.gov. For additional information about the Company, please see our Annual Report on Form 10-K, which is available on our website at www.transamericaannuities.com/Merrill Lynch.aspx.

Notices and Elections

To be effective, all notices, choices, and changes you make under the Contract must be in “good order.” “Good order” means the actual receipt by us of the instructions relating to a transaction in writing (or, when appropriate, by telephone or electronically), along with all forms, information, and supporting legal documentation we require in order to effect the transaction (including spousal consent, if applicable). The instructions must be provided by you or your representative, if authorized by you in writing. To be in “good order,” instructions must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions.

“Received” or receipt in good order generally means that everything necessary must be received by us, at our Service Center specified in the Definitions. We reserve the right to reject electronic transactions that do not meet our requirements.

If we have received proper telephone authorization, you may make the following choices via telephone:

(1)	transfers;

(2)	premium allocation instructions;

(3)	withdrawals, other than full surrenders; and

(4)	requests to change the annuity date.

We will use reasonable procedures to confirm that a telephone request is genuine. These procedures may include possible tape recording of telephone calls and obtaining appropriate identification before effecting any telephone transactions. We will not be liable for losses resulting from telephone requests that we believe are genuine.

Because telephone transactions will be available to anyone who provides certain information about you and your Contract, you should protect that information. We may not be able to verify that you are the person providing telephone instructions, or that you have authorized any such person to act for you.

Telephone systems may not always be available. Any telephone system, whether it is yours, your service provider’s, your Financial Advisor’s, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Where you or your authorized representative have not given instructions to a Service Center representative prior to 4:00 p.m. (ET), even if due to our delay in answering your call, we will consider requests to be received the following business day. Although we have taken precautions to help our systems handle heavy use, we cannot guarantee reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Service Center.

Voting Rights

We own all Fund shares held in the Separate Account. As the owner, we have the right to vote on any matter put to vote at any Funds’ shareholder meetings. However, we will vote all Fund shares attributable to Contracts by following instructions we receive from you. If we don’t receive voting instructions, we’ll vote those shares in the same proportion as shares for which we receive instructions. We determine the number of shares you may give voting instructions on by dividing your interest in a subaccount by the net asset value per share of the corresponding Fund. We’ll determine the number of shares you may give voting instructions on as of a record date we choose. We may vote Fund shares in our own right if laws change to permit us to do so.

You have voting rights until the annuity date. You may give voting instructions concerning:

(1)	the election of a Fund’s Board of Directors;

(2)	ratification of a Fund’s independent accountant;

(3)	approval of the investment advisory agreement for a Fund corresponding to your selected subaccounts;

(4)	any change in a fundamental investment policy of a Fund corresponding to your selected subaccounts; and

(5)	any other matter requiring a vote of the Fund’s shareholders.

Reports to Contract Owners

At least once each contract year before the annuity date, we will send you information about your Contract. It will provide your Contract’s current number of accumulation units in each subaccount, the value of each accumulation unit of each subaccount, and the account value and the surrender value.

You will also receive an annual and a semi-annual report containing financial statements and a list of portfolio securities of the Funds.

Material Conflicts

The Funds sell their shares to our separate accounts in connection with variable annuity and/or variable life insurance products, and may also sell their shares to separate accounts of affiliated and/or unaffiliated insurance companies. Certain Funds may also offer their shares to pension and retirement plans and to “fund of funds” (open-end management investment companies, or series thereof, that offer their shares exclusively to insurance companies, their separate accounts, and/or to qualified plans).

It is conceivable that material conflicts could arise as a result of both variable annuity and variable life insurance separate accounts investing in the Funds. Although no material conflicts are foreseen, the participating insurance companies will monitor events in order to identify any material conflicts between variable annuity and variable life insurance contract owners to determine what action, if any, should be taken. Material conflicts could result from such things as (1) changes in state insurance law, (2) changes in federal income tax law or (3) differences between voting instructions given by variable annuity and variable life insurance contract owners. If a conflict occurs, we may be required to eliminate one or more subaccounts of the Separate Account or substitute a new subaccount. In responding to any conflict, we will take the action we believe necessary to protect our contract owners.

Changes to the Separate Account

We may also add new subaccounts to the Separate Account, eliminate subaccounts in the Separate Account, deregister the Separate Account under the Investment Company Act of 1940 (the “1940 Act”), make any changes required by the 1940 Act, operate the Separate Account as a management investment company under the 1940 Act or any other form permitted by law, transfer all or a portion of the assets of a subaccount or separate account to another subaccount or separate account pursuant to a combination or otherwise, and create new separate accounts. Before we make certain changes we may need approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

Selling the Contract

We have entered into a distribution agreement with our affiliate, Transamerica Capital, Inc. (“Distributor”), for the distribution and sale of the Contracts. Distributor offers the Contracts through registered representatives of MLPF&S (“Financial Advisors”). The Financial Advisors are registered with FINRA, Inc., licensed as insurance agents in the states in which they do business, and appointed through various Merrill Lynch Life Agencies as our insurance agents.

We pay commissions to the Merrill Lynch Life Agencies for sales of the Contracts by the Financial Advisors. Pursuant to a sales agreement, the Merrill Lynch Life Agencies pay Distributor a portion of the commissions they receive from us for the sales of the Contracts, and the Distributor pays the Financial Advisors a portion of the commissions it receives from the Merrill Lynch Life Agencies for the sales of the Contracts. Distributor also compensates Retirement Solution Specialists (formerly known as District Annuity Specialist), who provide training and marketing support to Financial Advisors in a specific geographic region and whose compensation is based on sales in that region. Sales of the Contracts will help Retirement Solution Specialists meet their sales goals and affects their total compensation.

The maximum amount of commissions paid to the Merrill Lynch Life Agencies is 5.25% of each premium and up to 1.20% of account value per year. In addition, the maximum commission paid to the Merrill Lynch Life Agencies on the annuity date is 4.00% of account value. The maximum commission payable to Financial Advisors for Contract sales is 2.25% (less for L and C Class Contracts) of each premium and up to 0.50% of account value per year. In addition, on the annuity date, the maximum commission payable to the Financial Advisors is 1.50% of account value not subject to a surrender charge. The amount of commissions will vary by Class, but will not exceed the maximum amounts listed above.

Financial Advisors and their branch managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items. Non-cash items include conferences, seminars, and trips (including travel, lodging, and meals in connection therewith), entertainment, merchandise, and other similar items. In addition, Financial Advisors who meet certain productivity, persistency, and length of service standards and/or their branch managers may be eligible for additional compensation from Distributor. Retirement

Solution Specialists who meet certain productivity standards may also be eligible for additional compensation from the Merrill Lynch Life Agencies. Sales of the Contracts may help Financial Advisors, their branch managers, and Retirement Solution Specialists qualify for such benefits. Distributor’s Financial Advisors and their branch managers may receive other payments from Distributor for services that do not directly involve the sale of the Contracts, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services.

The Distributor does not currently sell the Contracts through other broker-dealers (“selling firms”). However, the Distributor may enter into selling agreements with selling firms in the future. Selling firms may be compensated on a different basis than the various Merrill Lynch Life Agencies and the Financial Advisors; however, commissions paid to selling firms and their sales representatives will not exceed those described above.

Commissions and other incentives or payments described above are not charged directly to Contract owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Contract.

State Regulation

We are subject to the laws of the State of Arkansas and to the regulations of the Arkansas Insurance Department. We are also subject to the insurance laws and regulations of all jurisdictions in which we’re licensed to do business.

We file an annual statement with the insurance departments of jurisdictions where we do business. The statement discloses our operations for the preceding year and our financial condition as of the end of that year. Our books and accounts are subject to insurance department review at all times. The Arkansas Insurance Department, in conjunction with the National Association of Insurance Commissioners, conducts a full examination of our operations periodically.

Abandoned or Unclaimed Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance contracts) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Contract.

We are currently being audited on behalf of multiple states’ treasury and controllers’ offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased Contract and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity have resulted in or may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that have resulted from or will result from these examinations has had or will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Contract.

Experts

The financial statements of Transamerica Advisors Life Insurance Company as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013 have been audited by Ernst & Young LLP, an independent registered public accounting firm, and the financial statements of the Merrill Lynch Life Variable Annuity Separate Account A as of December 31, 2013, have been audited by Ernst & Young LLP, an independent registered public accounting firm. Both financial statements are incorporated by reference in this Prospectus and included in the Statement of Additional Information and have been so included and incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Ernst & Young LLP, is 801Grand Avenue, Suite 3000, Des Moines, Iowa 50309.

Registration Statements

Registration Statements that relate to the Contract and its investment options have been filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940. This Prospectus does not contain all of the information in the registration statements. You can obtain the omitted information from the Securities and Exchange Commission’s principal office in Washington, D.C., upon payment of a prescribed fee.

ACCUMULATION UNIT VALUES

(Condensed Financial Information)

Class B

(if you purchased your contract prior to June 23, 2008)

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Invesco V.I. Value Opportunities Fund
3/4/2005 to 12/31/2005	$11.28	$11.56	2,303.1123
1/1/2006 to 12/31/2006	$11.56	$12.92	2,310.1675
1/1/2007 to 12/31/2007	$12.92	$12.95	5,544.8
1/1/2008 to 12/31/2008	$12.95	$ 6.17	5,386.6
1/1/2009 to 12/31/2009	$6.17	$9.02	6,250.8
1/1/2010 to 12/31/2010	$9.02	$9.56	7,860.5
1/1/2011 to 12/31/2011	$9.56	$9.16	7,856.7
1/1/2012 to 12/31/2012	$9.16	$10.64	5,832.9
1/1/2013 to 12/31/2013	$10.64	$14.058888	5,699.157
Invesco V.I. Mid Cap Core Equity Fund
3/4/2005 to 12/31/2005	$11.09	$11.46	3,087.3237
1/1/2006 to 12/31/2006	$11.46	$12.59	15,769.1748
1/1/2007 to 12/31/2007	$12.59	$13.62	14,567.3
1/1/2008 to 12/31/2008	$13.62	$ 9.62	23,489.4
1/1/2009 to 12/31/2009	$9.62	$12.36	210,987.4
1/1/2010 to 12/31/2010	$12.36	$13.94	32,725.2
1/1/2011 to 12/31/2011	$13.94	$12.89	27,704.1
1/1/2012 to 12/31/2012	$12.89	$14.12	21,966.6
1/1/2013 to 12/31/2013	$14.12	$17.962060	20,998.365
AllianceBernstein VPS International Value
5/1/2007 to 12/31/2007	$10.55	$10.47	12,639.9
1/1/2008 to 12/31/2008	$10.47	$ 4.84	32,377.5
1/1/2009 to 12/31/2009	$4.84	$6.44	33,793.1
1/1/2010 to 12/31/2010	$6.44	$6.65	28,427.2
1/1/2011 to 12/31/2011	$6.65	$5.30	29,794.1
1/1/2012 to 12/31/2012	$5.30	$6.00	28,787.2
1/1/2013 to 12/31/2013	$6.00	$7.287349	30,491.358
AllianceBernstein VPS Small/Mid Cap Value
3/4/2005 to 12/31/2005	$11.33	$11.75	200,780.9566
1/1/2006 to 12/31/2006	$11.75	$13.28	407,621.2814
1/1/2007 to 12/31/2007	$13.28	$13.33	156,267.0
1/1/2008 to 12/31/2008	$13.33	$ 8.48	172,857.8
1/1/2009 to 12/31/2009	$8.48	$11.97	59,161.1
1/1/2010 to 12/31/2010	$11.97	$15.00	48,573.7
1/1/2011 to 12/31/2011	$15.00	$13.57	50,356.0
1/1/2012 to 12/31/2012	$13.57	$15.92	39,718.8
1/1/2013 to 12/31/2013	$15.92	$21.700182	40,199.614
AllianceBernstein VPS Value
3/4/2005 to 12/31/2005	$11.19	$11.40	13,518.4997
1/1/2006 to 12/31/2006	$11.40	$13.66	24,591.5643
1/1/2007 to 12/31/2007	$13.66	$12.96	76,158.3
1/1/2008 to 12/31/2008	$12.96	$ 7.57	45,821.0
1/1/2009 to 12/31/2009	$7.57	$9.06	43,596.4
1/1/2010 to 12/31/2010	$9.06	$10.00	36,729.2
1/1/2011 to 12/31/2011	$10.00	$9.53	28,859.3
1/1/2012 to 12/31/2012	$9.53	$10.90	25,344.1
1/1/2013 to 12/31/2013	$10.90	$14.725687	23,416.049

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
American Century VP Ultra
3/4/2005 to 12/31/2005	$10.80	$11.07	3,170.2488
1/1/2006 to 12/31/2006	$11.07	$10.58	5,898.4598
1/1/2007 to 12/31/2007	$10.58	$12.64	6,170.0
1/1/2008 to 12/31/2008	$12.64	$ 7.30	6,127.7
1/1/2009 to 12/31/2009	$7.30	$9.70	4,556.6
1/1/2010 to 12/31/2010	$9.70	$11.12	2,874.3
1/1/2011 to 12/31/2011	$11.12	$11.10	2,155.5
1/1/2012 to 12/31/2012	$11.10	$12.49	2,110.7
1/1/2013 to 12/31/2013	$12.49	$16.908731	2,072.048
AFIS Asset Allocation Fund
3/4/2005 to 12/31/2005	$10.65	$11.29	64,683.7661
1/1/2006 to 12/31/2006	$11.29	$12.77	190,779.6756
1/1/2007 to 12/31/2007	$12.77	$13.41	262,710.3
1/1/2008 to 12/31/2008	$13.41	$ 9.32	293,598.8
1/1/2009 to 12/31/2009	$9.32	$11.40	306,897.8
1/1/2010 to 12/31/2010	$11.40	$12.65	286,483.9
1/1/2011 to 12/31/2011	$12.65	$12.63	201,500.8
1/1/2012 to 12/31/2012	$12.63	$14.47	179,815.9
1/1/2013 to 12/31/2013	$14.47	$17.653525	159,021.973
AFIS Bond Fund
3/4/2005 to 12/31/2005	$10.20	$10.19	247,518.6342
1/1/2006 to 12/31/2006	$10.19	$10.75	927,642.3366
1/1/2007 to 12/31/2007	$10.75	$10.95	1,225,540.8
1/1/2008 to 12/31/2008	$10.95	$ 9.79	916,900.6
1/1/2009 to 12/31/2009	$9.79	$10.87	776,345.4
1/1/2010 to 12/31/2010	$10.87	$11.41	242,775.2
1/1/2011 to 12/31/2011	$11.41	$11.94	207,049.2
1/1/2012 to 12/31/2012	$11.94	$12.41	202,236.9
1/1/2013 to 12/31/2013	$12.41	$11.968561	175,509.753
AFIS Growth Fund
3/4/2005 to 12/31/2005	$11.18	$12.63	583,605.8975
1/1/2006 to 12/31/2006	$12.63	$13.73	1,345,997.121
1/1/2007 to 12/31/2007	$13.73	$15.21	1,140,932.5
1/1/2008 to 12/31/2008	$15.21	$ 8.40	1,582,223.5
1/1/2009 to 12/31/2009	$8.40	$11.55	758,700.5
1/1/2010 to 12/31/2010	$11.55	$13.52	708,056.8
1/1/2011 to 12/31/2011	$13.52	$12.76	612,475.7
1/1/2012 to 12/31/2012	$12.76	$14.84	530,213.8
1/1/2013 to 12/31/2013	$14.84	$19.034704	475,239.891
AFIS Growth-Income Fund
3/4/2005 to 12/31/2005	$10.86	$11.25	152,457.3625
1/1/2006 to 12/31/2006	$11.25	$12.78	315,618.502
1/1/2007 to 12/31/2007	$12.78	$13.24	439,432.0
1/1/2008 to 12/31/2008	$13.24	$ 8.11	468,849.2
1/1/2009 to 12/31/2009	$8.11	$10.50	447,894.3
1/1/2010 to 12/31/2010	$10.50	$11.54	418,618.6
1/1/2011 to 12/31/2011	$11.54	$11.17	352,191.0
1/1/2012 to 12/31/2012	$11.17	$12.94	326,141.4
1/1/2013 to 12/31/2013	$12.94	$17.038955	300,751.009

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AFIS International Fund
3/4/2005 to 12/31/2005	$11.62	$13.45	263,225.4488
1/1/2006 to 12/31/2006	$13.45	$15.78	756,287.3447
1/1/2007 to 12/31/2007	$15.78	$18.68	1,131,792.1
1/1/2008 to 12/31/2008	$18.68	$10.66	1,287,577.7
1/1/2009 to 12/31/2009	$10.66	$15.04	1,417,157.9
1/1/2010 to 12/31/2010	$15.04	$15.91	1,427,246.3
1/1/2011 to 12/31/2011	$15.91	$13.50	1,271,663.0
1/1/2012 to 12/31/2012	$13.50	$15.69	1,002,926.1
1/1/2013 to 12/31/2013	$15.69	$18.820574	941,879.798
BlackRock Basic Value V.I.
3/4/2005 to 12/31/2005	$11.01	$11.05	55,919.9715
1/1/2006 to 12/31/2006	$11.05	$13.30	83,899.9372
1/1/2007 to 12/31/2007	$13.30	$13.37	409,391.6
1/1/2008 to 12/31/2008	$13.37	$8.35	383,353.5
1/1/2009 to 12/31/2009	$8.35	$10.81	800,978.2
1/1/2010 to 12/31/2010	$10.81	$12.05	143,523.2
1/1/2011 to 12/31/2011	$12.05	$11.61	130,692.7
1/1/2012 to 12/31/2012	$11.61	$13.07	111,721.9
1/1/2013 to 12/31/2013	$13.07	$17.824623	108,535.271
BlackRock Total Return V.I.
3/4/2005 to 12/31/2005	$10.11	$10.16	24,574.0961
1/1/2006 to 12/31/2006	$10.16	$10.48	108,423.8327
1/1/2007 to 12/31/2007	$10.48	$10.72	156,717.1
1/1/2008 to 12/31/2008	$10.72	$9.30	134,837.1
1/1/2009 to 12/31/2009	$9.30	$10.83	133,396.0
1/1/2010 to 12/31/2010	$10.83	$11.72	126,945.5
1/1/2011 to 12/31/2011	$11.72	$12.29	110,919.9
1/1/2012 to 12/31/2012	$12.29	$13.14	107,961.1
1/1/2013 to 12/31/2013	$13.14	$12.831282	100,717.225
BlackRock Money Market V.I.
3/4/2005 to 12/31/2005	$10.01	$10.15	110,538.4074
1/1/2006 to 12/31/2006	$10.15	$10.48	251,519.2697
1/1/2007 to 12/31/2007	$10.48	$10.85	298,007.0
1/1/2008 to 12/31/2008	$10.85	$ 10.98	351,034.3
1/1/2009 to 12/31/2009	$10.98	$10.86	267,297.4
1/1/2010 to 12/31/2010	$10.86	$10.73	225,800.4
1/1/2011 to 12/31/2011	$10.73	$10.60	181,772.5
1/1/2012 to 12/31/2012	$10.60	$10.47	134,938.4
1/1/2013 to 12/31/2013	$10.47	$10.337621	191,318.831
BlackRock Capital Appreciation V.I.
3/4/2005 to 12/31/2005	$10.87	$11.48	26,054.4946
1/1/2006 to 12/31/2006	$11.48	$11.86	43,521.2571
1/1/2007 to 12/31/2007	$11.86	$13.94	627,439.4
1/1/2008 to 12/31/2008	$13.94	$8.42	812,053.4
1/1/2009 to 12/31/2009	$8.42	$11.31	811,006.0
1/1/2010 to 12/31/2010	$11.31	$13.35	1,013,044.3
1/1/2011 to 12/31/2011	$13.35	$12.02	1,058,125.0
1/1/2012 to 12/31/2012	$12.02	$13.51	831,476.2
1/1/2013 to 12/31/2013	$13.51	$17.854249	394,116.925

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Global Allocation V.I.
3/4/2005 to 12/31/2005	$11.19	$11.91	205,269.0519
1/1/2006 to 12/31/2006	$11.91	$13.70	521,250.5683
1/1/2007 to 12/31/2007	$13.70	$15.84	788,878.7
1/1/2008 to 12/31/2008	$15.84	$ 12.60	1,018,927.4
1/1/2009 to 12/31/2009	$12.60	$15.08	1,094,396.3
1/1/2010 to 12/31/2010	$15.08	$16.40	1,111,012.4
1/1/2011 to 12/31/2011	$16.40	$15.63	1,041,180.8
1/1/2012 to 12/31/2012	$15.63	$17.02	939,354.4
1/1/2013 to 12/31/2013	$17.02	$19.289458	922,339.981
BlackRock U.S. Government Bond V.I.
3/4/2005 to 12/31/2005	$10.09	$10.26	3,576.8973
1/1/2006 to 12/31/2006	$10.26	$10.53	20,234.4447
1/1/2007 to 12/31/2007	$10.53	$10.82	35,137.9
1/1/2008 to 12/31/2008	$10.82	$ 11.51	56,246.9
1/1/2009 to 12/31/2009	$11.51	$11.17	69,589.9
1/1/2010 to 12/31/2010	$11.17	$12.00	68,469.9
1/1/2011 to 12/31/2011	$12.00	$12.60	62,155.1
1/1/2012 to 12/31/2012	$12.60	$12.74	72,974.1
1/1/2013 to 12/31/2013	$12.74	$12.172512	53,134.667
BlackRock High Yield V.I.
3/4/2005 to 12/31/2005	$10.48	$10.44	12,863.6639
1/1/2006 to 12/31/2006	$10.44	$11.29	43,424.832
1/1/2007 to 12/31/2007	$11.29	$11.41	61,013.9
1/1/2008 to 12/31/2008	$11.41	$ 7.98	52,337.9
1/1/2009 to 12/31/2009	$7.98	$12.35	36,563.2
1/1/2010 to 12/31/2010	$12.35	$14.07	165,025.0
1/1/2011 to 12/31/2011	$14.07	$14.36	168,788.3
1/1/2012 to 12/31/2012	$14.36	$16.40	166,639.1
1/1/2013 to 12/31/2013	$16.40	$17.710287	283,870.473
BlackRock S&P 500 Index V.I.
3/4/2005 to 12/31/2005	$10.98	$11.23	14,706.8801
1/1/2006 to 12/31/2006	$11.23	$12.81	58,706.999
1/1/2007 to 12/31/2007	$12.81	$13.33	79,866.6
1/1/2008 to 12/31/2008	$13.33	$ 8.27	106,515.0
1/1/2009 to 12/31/2009	$8.27	$10.30	121,027.0
1/1/2010 to 12/31/2010	$10.30	$11.67	75,789.4
1/1/2011 to 12/31/2011	$11.67	$11.72	64,051.1
1/1/2012 to 12/31/2012	$11.72	$13.38	74,509.3
1/1/2013 to 12/31/2013	$13.38	$17.428091	75,708.750
BlackRock International V.I.
3/4/2005 to 12/31/2005	$12.03	$12.75	35,219.4962
1/1/2006 to 12/31/2006	$12.75	$16.10	78,536.3555
1/1/2007 to 12/31/2007	$16.10	$17.55	89,331.5
1/1/2008 to 12/31/2008	$17.55	$ 9.96	88,188.9
1/1/2009 to 12/31/2009	$9.96	$12.79	74,721.7
1/1/2010 to 12/31/2010	$12.79	$13.46	69,533.5
1/1/2011 to 12/31/2011	$13.46	$11.47	69,525.3
1/1/2012 to 12/31/2012	$11.47	$13.04	65,066.7
1/1/2013 to 12/31/2013	$13.04	$15.805537	62,052.765

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Large Cap Core V.I.
3/4/2005 to 12/31/2005	$11.75	$12.57	86,042.5379
1/1/2006 to 12/31/2006	$12.57	$14.25	181,649.2822
1/1/2007 to 12/31/2007	$14.25	$15.24	223,738.7
1/1/2008 to 12/31/2008	$15.24	$ 9.22	159,601.5
1/1/2009 to 12/31/2009	$9.22	$11.16	169,315.3
1/1/2010 to 12/31/2010	$11.16	$12.02	162,346.3
1/1/2011 to 12/31/2011	$12.02	$12.16	146,006.5
1/1/2012 to 12/31/2012	$12.16	$13.53	128,413.5
1/1/2013 to 12/31/2013	$13.53	$17.858472	104,791.407
BlackRock Large Cap Growth V.I.
3/4/2005 to 12/31/2005	$11.24	$12.25	11,766.4363
1/1/2006 to 12/31/2006	$12.25	$12.97	33,643.6211
1/1/2007 to 12/31/2007	$12.97	$13.88	76,485.6
1/1/2008 to 12/31/2008	$13.88	$ 8.13	81,596.7
1/1/2009 to 12/31/2009	$8.13	$10.18	879,325.8
1/1/2010 to 12/31/2010	$10.18	$11.61	78,721.5
1/1/2011 to 12/31/2011	$11.61	$11.75	66,873.0
1/1/2012 to 12/31/2012	$11.75	$13.37	61,268.4
1/1/2013 to 12/31/2013	$13.37	$17.680386	55,152.038
BlackRock Large Cap Value V.I.
3/4/2005 to 12/31/2005	$12.01	$12.92	150,316.7659
1/1/2006 to 12/31/2006	$12.92	$14.80	129,814.1758
1/1/2007 to 12/31/2007	$14.80	$15.47	174,581.3
1/1/2008 to 12/31/2008	$15.47	$ 9.59	167,580.0
1/1/2009 to 12/31/2009	$9.59	$10.82	168,297.2
1/1/2010 to 12/31/2010	$10.82	$11.61	134,853.9
1/1/2011 to 12/31/2011	$11.61	$11.38	128,208.9
1/1/2012 to 12/31/2012	$11.38	$12.77	118,481.3
1/1/2013 to 12/31/2013	$12.77	$16.843664	90,673.429
BlackRock Value Opportunities V.I.
3/4/2005 to 12/31/2005	$11.06	$12.07	31,298.9917
1/1/2006 to 12/31/2006	$12.07	$13.44	63,754.2297
1/1/2007 to 12/31/2007	$13.44	$13.16	62,687.2
1/1/2008 to 12/31/2008	$13.16	$ 7.79	39,429.4
1/1/2009 to 12/31/2009	$7.79	$9.87	41,188.1
1/1/2010 to 12/31/2010	$9.87	$12.55	38,840.9
1/1/2011 to 12/31/2011	$12.55	$12.10	35,218.7
1/1/2012 to 12/31/2012	$12.10	$13.56	35,052.2
1/1/2013 to 12/31/2013	$13.56	$19.072838	43,485.097
BlackRock Global Opportunities V.I.
5/1/2008 to 12/31/2008	$10.10	$5.78	0.0
1/1/2009 to 12/31/2009	$5.78	$7.73	2,434.9
1/1/2010 to 12/31/2010	$7.73	$8.47	3,695.8
1/1/2011 to 12/31/2011	$8.47	$7.32	14,693.6
1/1/2012 to 12/31/2012	$7.32	$8.26	15,997.8
1/1/2013 to 12/31/2013	$8.26	$10.567091	9,042.462

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Davis Value
3/4/2005 to 12/31/2005	$11.13	$11.69	61,843.8852
1/1/2006 to 12/31/2006	$11.69	$13.28	504,598.4384
1/1/2007 to 12/31/2007	$13.28	$13.72	247,711.3
1/1/2008 to 12/31/2008	$13.72	$8.09	262,267.9
1/1/2009 to 12/31/2009	$8.09	$10.48	933,207.7
1/1/2010 to 12/31/2010	$10.48	$11.67	256,027.5
1/1/2011 to 12/31/2011	$11.67	$11.04	227,437.6
1/1/2012 to 12/31/2012	$11.04	$12.33	200,367.8
1/1/2013 to 12/31/2013	$12.33	$16.249282	171,563.490
Dreyfus VIF Appreciation
3/4/2005 to 12/31/2005	$11.07	$10.98	272,386.6792
1/1/2006 to 12/31/2006	$10.98	$12.62	382,794.7045
1/1/2007 to 12/31/2007	$12.62	$13.33	499,113.4
1/1/2008 to 12/31/2008	$13.33	$9.26	610,863.9
1/1/2009 to 12/31/2009	$9.26	$11.19	16,362.9
1/1/2010 to 12/31/2010	$11.19	$12.72	419,593.7
1/1/2011 to 12/31/2011	$12.72	$13.68	360,856.9
1/1/2012 to 12/31/2012	$13.68	$14.89	270,732.1
1/1/2013 to 12/31/2013	$14.89	$17.788584	184,882.004
Eaton Vance Floating-Rate Income
3/4/2005 to 12/31/2005	$10.12	$10.33	156,214.9084
1/1/2006 to 12/31/2006	$10.33	$10.77	450,630.1219
1/1/2007 to 12/31/2007	$10.77	$10.82	25,531.3
1/1/2008 to 12/31/2008	$10.82	$ 7.79	22,648.3
1/1/2009 to 12/31/2009	$7.79	$11.12	15,689.3
1/1/2010 to 12/31/2010	$11.12	$12.00	21,447.9
1/1/2011 to 12/31/2011	$12.00	$12.16	22,092.6
1/1/2012 to 12/31/2012	$12.16	$12.91	20,714.2
1/1/2013 to 12/31/2013	$12.91	$13.251801	25,056.420
Eaton Vance Large-Cap Value
5/1/2007 to 12/31/2007	$10.38	$10.54	374,184.3
1/1/2008 to 12/31/2008	$10.54	$6.78	338,071.7
1/1/2009 to 12/31/2009	$6.78	$7.92	856,848.5
1/1/2010 to 12/31/2010	$7.92	$9.04	1,252,139.0
1/1/2011 to 12/31/2011	$9.04	$8.40	1,097,173.3
1/1/2012 to 12/31/2012	$8.40	$9.56	766,382.3
1/1/2013 to 12/31/2013	$9.56	$12.171006	629,489.910
Federated Managed Tail Risk Fund II
3/4/2005 to 12/31/2005	$10.97	$10.91	115.5471
1/1/2006 to 12/31/2006	$10.91	$12.53	5,564.2513
1/1/2007 to 12/31/2007	$12.53	$13.59	484,191.7
1/1/2008 to 12/31/2008	$13.59	$9.48	591,743.9
1/1/2009 to 12/31/2009	$9.48	$10.62	711,879.3
1/1/2010 to 12/31/2010	$10.62	$11.87	12,305.8
1/1/2011 to 12/31/2011	$11.87	$11.10	11,777.6
1/1/2012 to 12/31/2012	$11.10	$12.08	12,890.3
1/1/2013 to 12/31/2013	$12.08	$13.887870	12,548.057
Federated Kaufmann
3/4/2005 to 12/31/2005	$11.36	$12.55	20,458.0763
1/1/2006 to 12/31/2006	$12.55	$14.23	44,043.3509
1/1/2007 to 12/31/2007	$14.23	$17.01	225,281.9
1/1/2008 to 12/31/2008	$17.01	$9.78	168,964.9
1/1/2009 to 12/31/2009	$9.78	$12.51	175,428.0
1/1/2010 to 12/31/2010	$12.51	$14.57	77,031.6
1/1/2011 to 12/31/2011	$14.57	$12.48	69,746.1
1/1/2012 to 12/31/2012	$12.48	$14.46	63,669.1
1/1/2013 to 12/31/2013	$14.46	$20.007695	56,110.758

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Templeton Foreign VIP Fund(1)
3/4/2005 to 12/31/2005	$11.67	$12.34	72,692.5801
1/1/2006 to 12/31/2006	$12.34	$14.81	111,995.9968
1/1/2007 to 12/31/2007	$14.81	$16.91	126,823.4
1/1/2008 to 12/31/2008	$16.91	$9.96	87,260.0
1/1/2009 to 12/31/2009	$9.96	$13.50	82,420.3
1/1/2010 to 12/31/2010	$13.50	$14.47	81,720.9
1/1/2011 to 12/31/2011	$14.47	$12.78	71,683.7
1/1/2012 to 12/31/2012	$12.78	$14.94	57,091.2
1/1/2013 to 12/31/2013	$14.94	$18.162212	38,925.338
Templeton Growth VIP Fund(2)
3/4/2005 to 12/31/2005	$11.48	$11.94	110,227.3038
1/1/2006 to 12/31/2006	$11.94	$14.38	35,083.4847
1/1/2007 to 12/31/2007	$14.38	$14.55	63,497.3
1/1/2008 to 12/31/2008	$14.55	$8.29	66,218.1
1/1/2009 to 12/31/2009	$8.29	$10.75	50,735.5
1/1/2010 to 12/31/2010	$10.75	$11.41	49,425.1
1/1/2011 to 12/31/2011	$11.41	$10.50	36,274.5
1/1/2012 to 12/31/2012	$10.50	$12.56	30,487.9
1/1/2013 to 12/31/2013	$12.56	$16.247553	28,920.923
Janus Aspen Forty
5/1/2007 to 12/31/2007	$10.60	$13.44	1,119,610.5
1/1/2008 to 12/31/2008	$13.44	$7.40	550,221.2
1/1/2009 to 12/31/2009	$7.40	$10.68	869,324.8
1/1/2010 to 12/31/2010	$10.68	$11.24	61,243.4
1/1/2011 to 12/31/2011	$11.24	$10.35	43,726.8
1/1/2012 to 12/31/2012	$10.35	$12.67	45,759.7
1/1/2013 to 12/31/2013	$12.67	$16.389617	44,420.440
Janus Aspen – Enterprise
5/1/2007 to 12/31/2007	$10.59	$11.64	249,910.6
1/1/2008 to 12/31/2008	$11.64	$6.46	194,998.4
1/1/2009 to 12/31/2009	$6.46	$9.22	142,291.5
1/1/2010 to 12/31/2010	$9.22	$11.44	8,405.8
1/1/2011 to 12/31/2011	$11.44	$11.13	5,347.7
1/1/2012 to 12/31/2012	$11.13	$12.87	5,206.1
1/1/2013 to 12/31/2013	$12.87	$16.798045	5,108.595
Oppenheimer Capital Appreciation
3/4/2005 to 12/31/2005	$10.77	$11.22	22,172.9016
1/1/2006 to 12/31/2006	$11.22	$11.94	34,444.7245
1/1/2007 to 12/31/2007	$11.94	$13.44	54,489.3
1/1/2008 to 12/31/2008	$13.44	$7.22	53,881.5
1/1/2009 to 12/31/2009	$7.22	$10.29	42,318.6
1/1/2010 to 12/31/2010	$10.29	$11.10	28,835.6
1/1/2011 to 12/31/2011	$11.10	$10.82	36,425.7
1/1/2012 to 12/31/2012	$10.82	$12.18	34,683.1
1/1/2013 to 12/31/2013	$12.18	$15.578783	34,544.657

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Oppenheimer Main Street/VA
3/4/2005 to 12/31/2005	$10.97	$11.33	0.0
1/1/2006 to 12/31/2006	$11.33	$12.86	1,080.0345
1/1/2007 to 12/31/2007	$12.86	$13.24	3,932.0
1/1/2008 to 12/31/2008	$13.24	$8.03	6,989.6
1/1/2009 to 12/31/2009	$8.03	$10.16	5,254.7
1/1/2010 to 12/31/2010	$10.16	$11.64	3,767.8
1/1/2011 to 12/31/2011	$11.64	$11.47	3,708.7
1/1/2012 to 12/31/2012	$11.47	$13.22	6,800.7
1/1/2013 to 12/31/2013	$13.22	$17.175475	6,448.317
Oppenheimer Main Street Small Cap Fund®/VA
3/4/2005 to 12/31/2005	$11.52	$12.38	51,438.5832
1/1/2006 to 12/31/2006	$12.38	$14.03	16,222.9741
1/1/2007 to 12/31/2007	$14.03	$13.67	52,529.8
1/1/2008 to 12/31/2008	$13.67	$8.38	52,154.6
1/1/2009 to 12/31/2009	$8.38	$11.34	49,503.4
1/1/2010 to 12/31/2010	$11.34	$13.80	46,940.9
1/1/2011 to 12/31/2011	$13.80	$13.31	43,792.5
1/1/2012 to 12/31/2012	$13.31	$15.49	33,294.2
1/1/2013 to 12/31/2013	$15.49	$21.530798	28,298.864
Pioneer Emerging Markets VCT
5/1/2006 to 12/31/2006	$11.05	$11.98	25,444.9665
1/1/2007 to 12/31/2007	$11.98	$16.87	35,768.8
1/1/2008 to 12/31/2008	$16.87	$6.95	57,235.4
1/1/2009 to 12/31/2009	$6.95	$11.96	222,307.2
1/1/2010 to 12/31/2010	$11.96	$13.67	77,544.1
1/1/2011 to 12/31/2011	$13.67	$10.32	78,442.5
1/1/2012 to 12/31/2012	$10.32	$11.40	68,052.6
1/1/2013 to 12/31/2013	$11.40	$11.018932	69,841.793
Pioneer Fund VCT
3/4/2005 to 12/31/2005	$11.05	$11.39	181,569.4594
1/1/2006 to 12/31/2006	$11.39	$13.11	684,876.7604
1/1/2007 to 12/31/2007	$13.11	$13.58	8,520.0
1/1/2008 to 12/31/2008	$13.58	$8.81	6,881.4
1/1/2009 to 12/31/2009	$8.81	$10.88	7,898.9
1/1/2010 to 12/31/2010	$10.88	$12.44	22,210.0
1/1/2011 to 12/31/2011	$12.44	$11.74	13,918.0
1/1/2012 to 12/31/2012	$11.74	$12.76	12,965.7
1/1/2013 to 12/31/2013	$12.76	$16.779712	10,730.551
Pioneer High Yield VCT
3/4/2005 to 12/31/2005	$10.38	$10.34	33,721.8185
1/1/2006 to 12/31/2006	$10.34	$11.06	47,344.6199
1/1/2007 to 12/31/2007	$11.06	$11.54	63,983.8
1/1/2008 to 12/31/2008	$11.54	$7.33	51,899.9
1/1/2009 to 12/31/2009	$7.33	$11.61	159,504.1
1/1/2010 to 12/31/2010	$11.61	$13.50	55,862.4
1/1/2011 to 12/31/2011	$13.50	$13.07	49,625.9
1/1/2012 to 12/31/2012	$13.07	$14.94	48,709.1
1/1/2013 to 12/31/2013	$14.94	$16.510394	45,002.303

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Pioneer Real Estate Shares VCT
5/1/2008 to 12/31/2008	$11.61	$6.31	149,418.9
1/1/2009 to 12/31/2009	$6.31	$8.20	155,150.9
1/1/2010 to 12/31/2010	$8.20	$10.41	12,886.6
1/1/2011 to 12/31/2011	$10.41	$11.29	14,221.6
1/1/2012 to 12/31/2012	$11.29	$12.94	24,815.3
1/1/2013 to 12/31/2013	$12.94	$12.976988	30,827.015
PIMCO CommodityRealReturn® Strategy
3/4/2005 to 12/31/2005	$10.63	$11.44	127,839.9274
1/1/2006 to 12/31/2006	$11.44	$10.94	320,099.1094
1/1/2007 to 12/31/2007	$10.94	$13.32	447,160.9
1/1/2008 to 12/31/2008	$13.32	$7.39	331,184.3
1/1/2009 to 12/31/2009	$7.39	$10.33	238,326.5
1/1/2010 to 12/31/2010	$10.33	$12.71	204,120.8
1/1/2011 to 12/31/2011	$12.71	$11.60	197,489.3
1/1/2012 to 12/31/2012	$11.60	$12.08	200,533.6
1/1/2013 to 12/31/2013	$12.08	$10.173266	205,240.851
PIMCO Low Duration
4/27/2007 to 12/31/2007	$10.03	$10.52	33,619.6
1/1/2008 to 12/31/2008	$10.52	$10.35	36,264.7
1/1/2009 to 12/31/2009	$10.35	$11.59	53,784.4
1/1/2010 to 12/31/2010	$11.59	$12.05	382,934.1
1/1/2011 to 12/31/2011	$12.05	$12.03	367,408.4
1/1/2012 to 12/31/2012	$12.03	$12.58	620,360.1
1/1/2013 to 12/31/2013	$12.58	$12.405874	896,356.268
PIMCO Real Return
3/4/2005 to 12/31/2005	$10.25	$10.32	30,602.7224
1/1/2006 to 12/31/2006	$10.32	$10.27	52,592.8581
1/1/2007 to 12/31/2007	$10.27	$11.22	582,613.8
1/1/2008 to 12/31/2008	$11.22	$10.30	678,323.5
1/1/2009 to 12/31/2009	$10.30	$12.04	409,134.8
1/1/2010 to 12/31/2010	$12.04	$12.86	468,702.0
1/1/2011 to 12/31/2011	$12.86	$14.18	410,613.4
1/1/2012 to 12/31/2012	$14.18	$15.24	569,079.9
1/1/2013 to 12/31/2013	$15.24	$13.659320	521,579.809
PIMCO Total Return
3/4/2005 to 12/31/2005	$10.11	$10.22	667,919.7173
1/1/2006 to 12/31/2006	$10.22	$10.48	1,330,722.636
1/1/2007 to 12/31/2007	$10.48	$11.26	1,969,332.2
1/1/2008 to 12/31/2008	$11.26	$11.65	2,670,120.3
1/1/2009 to 12/31/2009	$11.65	$13.13	2,261,291.6
1/1/2010 to 12/31/2010	$13.13	$14.02	1,842,781.1
1/1/2011 to 12/31/2011	$14.02	$14.35	1,587,476.7
1/1/2012 to 12/31/2012	$14.35	$15.53	1,921,725.1
1/1/2013 to 12/31/2013	$15.53	$15.036194	1,558,615.426
TA AllianceBernstein Dynamic Allocation
5/1/2008 to 12/31/2008	$10.49	$6.78	2,500.6
1/1/2009 to 12/31/2009	$6.78	$8.78	2,280.9
1/1/2010 to 12/31/2010	$8.78	$9.47	2,117.6
1/1/2011 to 12/31/2011	$9.47	$9.51	990.4
1/1/2012 to 12/31/2012	$9.51	$9.93	979.2
1/1/2013 to 12/31/2013	$9.93	$10.485415	0.0

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
TA WMC Diversified Growth
5/1/2008 to 12/31/2008	$10.84	$6.16	0.0
1/1/2009 to 12/31/2009	$6.16	$7.84	0.0
1/1/2010 to 12/31/2010	$7.84	$9.10	1,518,338.6
1/1/2011 to 12/31/2011	$9.10	$8.63	1,510,454.7
1/1/2012 to 12/31/2012	$8.63	$9.62	1,212,289.0
1/1/2013 to 12/31/2013	$9.62	$12.556853	672,463.007
TA Morgan Stanley Mid Cap Growth
12/30/2011 to 12/31/2011	$10.00	$10.00	446,716.5
1/1/2012 to 12/31/2012	$10.00	$10.74	448,870.3
1/1/2013 to 12/31/2013	$10.74	$14.727641	346,769.148
TA Systematic Small/Mid Cap Value
5/1/2008 to 12/31/2008	$10.42	$6.11	194.3
1/1/2009 to 12/31/2009	$6.11	$8.63	40,536.4
1/1/2010 to 12/31/2010	$8.63	$11.08	195,530.8
1/1/2011 to 12/31/2011	$11.08	$10.63	188,670.2
1/1/2012 to 12/31/2012	$10.63	$12.18	166,570.2
1/1/2013 to 12/31/2013	$12.18	$16.365540	517,944.252
Invesco V.I. Comstock Fund
3/4/2005 to 12/31/2005	$11.03	$11.24	277,697.398
1/1/2006 to 12/31/2006	$11.24	$12.91	105,407.4482
1/1/2007 to 12/31/2007	$12.91	$12.49	93,005.3
1/1/2008 to 12/31/2008	$12.49	$7.93	68,901.3
1/1/2009 to 12/31/2009	$7.93	$10.09	71,752.9
1/1/2010 to 12/31/2010	$10.09	$11.56	985,532.7
1/1/2011 to 12/31/2011	$11.56	$11.20	1,091,067.0
1/1/2012 to 12/31/2012	$11.20	$13.19	778,609.3
1/1/2013 to 12/31/2013	$13.19	$17.716931	737,146.023
Wanger International
4/27/2007 to 12/31/2007	$10.75	$11.28	117,722.8
1/1/2008 to 12/31/2008	$11.28	$6.06	85,046.4
1/1/2009 to 12/31/2009	$6.06	$8.97	80,342.7
1/1/2010 to 12/31/2010	$8.97	$11.06	537,924.8
1/1/2011 to 12/31/2011	$11.06	$9.33	507,166.7
1/1/2012 to 12/31/2012	$9.33	$11.20	467,162.7
1/1/2013 to 12/31/2013	$11.20	$13.533070	541,752.127
Wanger USA
3/4/2005 to 12/31/2005	$11.56	$12.54	98,205.2225
1/1/2006 to 12/31/2006	$12.54	$13.36	366,199.7416
1/1/2007 to 12/31/2007	$13.36	$13.91	32,932.3
1/1/2008 to 12/31/2008	$13.91	$8.28	165,418.0
1/1/2009 to 12/31/2009	$8.28	$11.64	131,679.2
1/1/2010 to 12/31/2010	$11.64	$14.18	126,328.4
1/1/2011 to 12/31/2011	$14.18	$13.51	115,311.4
1/1/2012 to 12/31/2012	$13.51	$16.02	104,129.5
1/1/2013 to 12/31/2013	$16.02	$21.155644	125,240.774

Class B

(if you purchased your contract on or after June 23, 2008)

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Invesco V.I. Value Opportunities Fund
6/23/2008 to 12/31/2008	$11.07	$6.14	0.0
1/1/2009 to 12/31/2009	$6.14	$8.97	7,461.7
1/1/2010 to 12/31/2010	$8.97	$9.50	7,812.0
1/1/2011 to 12/31/2011	$9.50	$9.09	15,123.9
1/1/2012 to 12/31/2012	$9.09	$10.56	0.0
1/1/2013 to 12/31/2013	$10.56	$13.929858	0.0
Invesco V.I. Mid Cap Core Equity Fund
6/23/2008 to 12/31/2008	$13.07	$9.57	690.1
1/1/2009 to 12/31/2009	$9.57	$12.30	65,401.4
1/1/2010 to 12/31/2010	$12.30	$13.85	20,189.3
1/1/2011 to 12/31/2011	$13.85	$12.79	17,236.2
1/1/2012 to 12/31/2012	$12.79	$14.00	17,257.2
1/1/2013 to 12/31/2013	$14.00	$17.797158	15,407.747
AllianceBernstein VPS International Value
6/23/2008 to 12/31/2008	$9.04	$4.83	4,038.2
1/1/2009 to 12/31/2009	$4.83	$6.42	9,495.0
1/1/2010 to 12/31/2010	$6.42	$6.63	11,388.3
1/1/2011 to 12/31/2011	$6.63	$5.28	12,566.8
1/1/2012 to 12/31/2012	$5.28	$5.96	17,434.1
1/1/2013 to 12/31/2013	$5.96	$7.237846	16,064.581
AllianceBernstein VPS Small/Mid Cap Value
6/23/2008 to 12/31/2008	$12.83	$8.45	10,667.3
1/1/2009 to 12/31/2009	$8.45	$11.90	8,685.9
1/1/2010 to 12/31/2010	$11.90	$14.91	14,126.9
1/1/2011 to 12/31/2011	$14.91	$13.47	10,820.2
1/1/2012 to 12/31/2012	$13.47	$15.79	7,523.4
1/1/2013 to 12/31/2013	$15.79	$21.501083	7,729.050
AllianceBernstein VPS Value
6/23/2008 to 12/31/2008	$11.08	$7.54	0.0
1/1/2009 to 12/31/2009	$7.54	$9.01	5,619.3
1/1/2010 to 12/31/2010	$9.01	$9.94	7,005.8
1/1/2011 to 12/31/2011	$9.94	$9.46	5,664.7
1/1/2012 to 12/31/2012	$9.46	$10.81	2,358.2
1/1/2013 to 12/31/2013	$10.81	$14.590483	12,860.425
American Century VP Ultra
6/23/2008 to 12/31/2008	$11.24	$7.27	0.0
1/1/2009 to 12/31/2009	$7.27	$9.65	0.0
1/1/2010 to 12/31/2010	$9.65	$11.05	0.0
1/1/2011 to 12/31/2011	$11.05	$11.02	0.0
1/1/2012 to 12/31/2012	$11.02	$12.39	0.0
1/1/2013 to 12/31/2013	$12.39	$16.753453	0.0
AFIS Asset Allocation Fund
6/23/2008 to 12/31/2008	$12.59	$9.28	15,450.4
1/1/2009 to 12/31/2009	$9.28	$11.34	19,590.3
1/1/2010 to 12/31/2010	$11.34	$12.57	18,772.1
1/1/2011 to 12/31/2011	$12.57	$12.54	35,081.1
1/1/2012 to 12/31/2012	$12.54	$14.36	29,312.6
1/1/2013 to 12/31/2013	$14.36	$17.491472	24,821.767

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AFIS Bond Fund
6/23/2008 to 12/31/2008	$10.79	$9.75	75,768.5
1/1/2009 to 12/31/2009	$9.75	$10.81	252,304.0
1/1/2010 to 12/31/2010	$10.81	$11.34	50,350.1
1/1/2011 to 12/31/2011	$11.34	$11.85	35,625.2
1/1/2012 to 12/31/2012	$11.85	$12.30	31,076.1
1/1/2013 to 12/31/2013	$12.30	$11.858698	35,303.772
AFIS Growth Fund
6/23/2008 to 12/31/2008	$14.18	$8.37	104,988.7
1/1/2009 to 12/31/2009	$8.37	$11.49	120,165.4
1/1/2010 to 12/31/2010	$11.49	$13.44	91,792.4
1/1/2011 to 12/31/2011	$13.44	$12.67	87,247.3
1/1/2012 to 12/31/2012	$12.67	$14.72	84,497.7
1/1/2013 to 12/31/2013	$14.72	$18.860004	79,075.748
AFIS Growth-Income Fund
6/23/2008 to 12/31/2008	$11.99	$8.08	30,695.6
1/1/2009 to 12/31/2009	$8.08	$10.45	53,902.9
1/1/2010 to 12/31/2010	$10.45	$11.47	51,716.1
1/1/2011 to 12/31/2011	$11.47	$11.09	45,636.4
1/1/2012 to 12/31/2012	$11.09	$12.84	41,950.1
1/1/2013 to 12/31/2013	$12.84	$16.882467	39,969.721
AFIS International Fund
6/23/2008 to 12/31/2008	$16.42	$10.62	62,248.4
1/1/2009 to 12/31/2009	$10.62	$14.96	277,731.1
1/1/2010 to 12/31/2010	$14.96	$15.81	321,516.2
1/1/2011 to 12/31/2011	$15.71	$13.40	300,398.8
1/1/2012 to 12/31/2012	$13.40	$15.56	230,675.2
1/1/2013 to 12/31/2013	$15.56	$18.647822	248,368.468
BlackRock Basic Value V.I.
6/23/2008 to 12/31/2008	$11.92	$8.31	23,476.6
1/1/2009 to 12/31/2009	$8.31	$10.76	222,301.2
1/1/2010 to 12/31/2010	$10.76	$11.97	4,894.1
1/1/2011 to 12/31/2011	$11.97	$11.52	9,847.7
1/1/2012 to 12/31/2012	$11.52	$12.96	9,427.2
1/1/2013 to 12/31/2013	$12.96	$17.660977	14,061.054
BlackRock Total Return V.I.
6/23/2008 to 12/31/2008	$10.46	$9.26	5,546.2
1/1/2009 to 12/31/2009	$9.26	$10.77	4,990.1
1/1/2010 to 12/31/2010	$10.77	$11.65	15,510.2
1/1/2011 to 12/31/2011	$11.65	$12.20	29,621.5
1/1/2012 to 12/31/2012	$12.20	$13.03	40,433.1
1/1/2013 to 12/31/2013	$13.03	$12.713463	3,347.664
BlackRock Money Market V.I.
6/23/2008 to 12/31/2008	$10.90	$10.94	22,351.3
1/1/2009 to 12/31/2009	$10.94	$10.81	28,120.5
1/1/2010 to 12/31/2010	$10.81	$10.66	50,073.9
1/1/2011 to 12/31/2011	$10.66	$10.52	27,409.9
1/1/2012 to 12/31/2012	$10.52	$10.38	25,182.5
1/1/2013 to 12/31/2013	$10.38	$10.242689	53,909.180

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Capital Appreciation V.I.
6/23/2008 to 12/31/2008	$12.88	$8.38	55,896.9
1/1/2009 to 12/31/2009	$8.38	$11.25	238,811.0
1/1/2010 to 12/31/2010	$11.25	$13.27	328,332.1
1/1/2011 to 12/31/2011	$13.27	$11.93	356,117.1
1/1/2012 to 12/31/2012	$11.93	$13.40	279,657.6
1/1/2013 to 12/31/2013	$13.40	$17.690309	138,459.202
BlackRock Global Allocation V.I.
6/23/2008 to 12/31/2008	$15.39	$12.55	133,832.4
1/1/2009 to 12/31/2009	$12.55	$15.01	729,103.8
1/1/2010 to 12/31/2010	$15.01	$16.29	757,694.8
1/1/2011 to 12/31/2011	$16.29	$15.52	743,882.5
1/1/2012 to 12/31/2012	$15.52	$16.88	638,505.8
1/1/2013 to 12/31/2013	$16.88	$19.112448	607,063.253
BlackRock U.S. Government Bond V.I.
6/23/2008 to 12/31/2008	$10.72	$11.47	2,415.1
1/1/2009 to 12/31/2009	$11.47	$11.11	24,886.2
1/1/2010 to 12/31/2010	$11.11	$11.92	2,311.7
1/1/2011 to 12/31/2011	$11.92	$12.51	5,729.3
1/1/2012 to 12/31/2012	$12.51	$12.64	2,061.3
1/1/2013 to 12/31/2013	$12.64	$12.060735	2,183.117
BlackRock High Yield V.I.
6/23/2008 to 12/31/2008	$11.40	$7.95	4,452.6
1/1/2009 to 12/31/2009	$7.95	$12.28	14,310.5
1/1/2010 to 12/31/2010	$12.28	$13.98	67,356.3
1/1/2011 to 12/31/2011	$13.98	$14.26	65,048.9
1/1/2012 to 12/31/2012	$14.26	$16.27	62,760.3
1/1/2013 to 12/31/2013	$16.27	$17.547690	115,044.875
BlackRock S&P 500 Index V.I.
6/23/2008 to 12/31/2008	$11.95	$8.23	8,540.2
1/1/2009 to 12/31/2009	$8.23	$10.25	35,162.7
1/1/2010 to 12/31/2010	$10.25	$11.60	22,514.5
1/1/2011 to 12/31/2011	$11.60	$11.64	22,501.2
1/1/2012 to 12/31/2012	$11.64	$13.27	26,068.5
1/1/2013 to 12/31/2013	$13.27	$17.268072	46,231.987
BlackRock International V.I.
6/23/2008 to 12/31/2008	$15.35	$9.92	9,579.5
1/1/2009 to 12/31/2009	$9.92	$12.72	19,980.6
1/1/2010 to 12/31/2010	$12.72	$13.38	11,131.1
1/1/2011 to 12/31/2011	$13.38	$11.39	11,867.7
1/1/2012 to 12/31/2012	$11.39	$12.93	14,552.3
1/1/2013 to 12/31/2013	$12.93	$15.660413	13,247.936
BlackRock Large Cap Core V.I.
6/23/2008 to 12/31/2008	$13.50	$9.18	17,454.6
1/1/2009 to 12/31/2009	$9.18	$11.10	21,213.5
1/1/2010 to 12/31/2010	$11.10	$11.95	20,842.4
1/1/2011 to 12/31/2011	$11.95	$12.07	36,060.9
1/1/2012 to 12/31/2012	$12.07	$13.42	29,631.4
1/1/2013 to 12/31/2013	$13.42	$17.694605	19,625.744

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Large Cap Growth V.I.
6/23/2008 to 12/31/2008	$12.14	$8.09	0.0
1/1/2009 to 12/31/2009	$8.09	$10.13	242,484.9
1/1/2010 to 12/31/2010	$10.13	$11.54	2,856.1
1/1/2011 to 12/31/2011	$11.54	$11.66	3,554.1
1/1/2012 to 12/31/2012	$11.66	$13.26	9,646.5
1/1/2013 to 12/31/2013	$13.26	$17.518074	8,441.573
BlackRock Large Cap Value V.I.
6/23/2008 to 12/31/2008	$13.88	$9.55	444.8
1/1/2009 to 12/31/2009	$9.55	$10.77	4,914.2
1/1/2010 to 12/31/2010	$10.77	$11.54	14,261.4
1/1/2011 to 12/31/2011	$11.54	$11.30	13,283.3
1/1/2012 to 12/31/2012	$11.30	$12.66	12,689.1
1/1/2013 to 12/31/2013	$12.66	$16.689068	10,478.800
BlackRock Value Opportunities V.I.
6/23/2008 to 12/31/2008	$12.36	$7.76	0.0
1/1/2009 to 12/31/2009	$7.76	$9.82	1,941.8
1/1/2010 to 12/31/2010	$9.82	$12.47	1,620.4
1/1/2011 to 12/31/2011	$12.41	$12.01	1,469.9
1/1/2012 to 12/31/2012	$12.01	$13.45	1,376.1
1/1/2013 to 12/31/2013	$13.45	$18.897725	9,387.673
BlackRock Global Opportunities V.I.
6/23/2008 to 12/31/2008	$9.43	$5.78	0.0
1/1/2009 to 12/31/2009	$5.78	$7.72	14,699.0
1/1/2010 to 12/31/2010	$7.72	$8.45	14,415.1
1/1/2011 to 12/31/2011	$8.45	$7.29	10,177.2
1/1/2012 to 12/31/2012	$7.29	$8.22	8,717.4
1/1/2013 to 12/31/2013	$8.22	$10.507617	10,892.707
Davis Value
6/23/2008 to 12/31/2008	$12.40	$8.05	14,652.1
1/1/2009 to 12/31/2009	$8.05	$10.42	257,377.4
1/1/2010 to 12/31/2010	$10.42	$11.59	31,792.0
1/1/2011 to 12/31/2011	$11.59	$10.96	26,736.5
1/1/2012 to 12/31/2012	$10.96	$12.23	21,662.3
1/1/2013 to 12/31/2013	$12.23	$16.100047	20,330.577
Dreyfus VIF Appreciation
6/23/2008 to 12/31/2008	$12.29	$9.22	43,035.0
1/1/2009 to 12/31/2009	$9.22	$11.13	3,716.9
1/1/2010 to 12/31/2010	$11.13	$12.64	157,469.7
1/1/2011 to 12/31/2011	$12.64	$13.58	140,455.1
1/1/2012 to 12/31/2012	$13.58	$14.77	109,021.4
1/1/2013 to 12/31/2013	$14.77	$17.625224	84,346.530
Eaton Vance Floating-Rate Income
6/23/2008 to 12/31/2008	$10.77	$7.76	0.0
1/1/2009 to 12/31/2009	$7.76	$11.06	18,442.8
1/1/2010 to 12/31/2010	$11.06	$11.92	21,083.4
1/1/2011 to 12/31/2011	$11.92	$12.08	18,665.2
1/1/2012 to 12/31/2012	$12.08	$12.80	26,657.7
1/1/2013 to 12/31/2013	$12.80	$13.130082	49,290.036

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Eaton Vance Large-Cap Value
6/23/2008 to 12/31/2008	$9.97	$6.76	29,587.3
1/1/2009 to 12/31/2009	$6.76	$7.90	298,683.0
1/1/2010 to 12/31/2010	$7.90	$9.01	482,093.9
1/1/2011 to 12/31/2011	$9.01	$8.36	435,037.6
1/1/2012 to 12/31/2012	$8.36	$9.51	313,917.3
1/1/2013 to 12/31/2013	$9.51	$12.089397	243,382.717
Federated Managed Tail Risk Fund II
6/23/2008 to 12/31/2008	$12.86	$9.44	41,339.8
1/1/2009 to 12/31/2009	$9.44	$10.57	216,015.7
1/1/2010 to 12/31/2010	$10.57	$11.79	6,560.6
1/1/2011 to 12/31/2011	$11.79	$11.02	5,511.3
1/1/2012 to 12/31/2012	$11.02	$11.98	3,699.1
1/1/2013 to 12/31/2013	$11.98	$13.760306	2,673.303
Federated Kaufmann
6/23/2008 to 12/31/2008	$14.99	$9.74	7,886.8
1/1/2009 to 12/31/2009	$9.74	$12.44	36,224.2
1/1/2010 to 12/31/2010	$12.44	$14.48	14,821.3
1/1/2011 to 12/31/2011	$14.48	$12.39	14,734.3
1/1/2012 to 12/31/2012	$12.39	$14.34	14,218.4
1/1/2013 to 12/31/2013	$14.34	$19.823952	9,788.862
Templeton Foreign VIP Fund(1)
6/23/2008 to 12/31/2008	$14.83	$9.92	370.5
1/1/2009 to 12/31/2009	$9.92	$13.43	9,440.3
1/1/2010 to 12/31/2010	$13.43	$14.38	9,564.0
1/1/2011 to 12/31/2011	$14.38	$12.69	13,762.9
1/1/2012 to 12/31/2012	$12.69	$14.82	13,204.9
1/1/2013 to 12/31/2013	$14.82	$17.995368	6,727.368
Templeton Growth VIP Fund(2)
6/23/2008 to 12/31/2008	$12.41	$8.26	0.0
1/1/2009 to 12/31/2009	$8.26	$10.69	6,198.7
1/1/2010 to 12/31/2010	$10.69	$11.34	5,999.9
1/1/2011 to 12/31/2011	$11.34	$10.42	6,159.1
1/1/2012 to 12/31/2012	$10.42	$12.46	5,388.1
1/1/2013 to 12/31/2013	$12.46	$16.098410	5,965.795
Janus Aspen Forty
6/23/2008 to 12/31/2008	$13.83	$7.39	54,114.4
1/1/2009 to 12/31/2009	$7.39	$10.65	311,296.8
1/1/2010 to 12/31/2010	$10.65	$11.20	67,615.9
1/1/2011 to 12/31/2011	$11.20	$10.30	62,964.2
1/1/2012 to 12/31/2012	$10.30	$12.59	57,834.2
1/1/2013 to 12/31/2013	$12.59	$16.278308	55,495.496
Janus Aspen – Enterprise
6/23/2008 to 12/31/2008	$11.32	$6.45	28,004.6
1/1/2009 to 12/31/2009	$6.45	$9.20	51,716.9
1/1/2010 to 12/31/2010	$9.20	$11.40	11,557.4
1/1/2011 to 12/31/2011	$11.40	$11.07	8,202.9
1/1/2012 to 12/31/2012	$11.07	$12.79	15.0
1/1/2013 to 12/31/2013	$12.79	$16.683898	14.951

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Oppenheimer Capital Appreciation
6/23/2008 to 12/31/2008	$12.63	$7.19	2,234.6
1/1/2009 to 12/31/2009	$7.19	$10.23	5,069.8
1/1/2010 to 12/31/2010	$10.23	$11.03	4,983.7
1/1/2011 to 12/31/2011	$11.03	$10.74	1,707.3
1/1/2012 to 12/31/2012	$10.74	$12.08	1,676.3
1/1/2013 to 12/31/2013	$12.08	$15.435766	1,573.613
Oppenheimer Main Street/VA
6/23/2008 to 12/31/2008	$12.18	$8.00	0.0
1/1/2009 to 12/31/2009	$8.00	$10.11	0.0
1/1/2010 to 12/31/2010	$10.11	$11.56	1,462.7
1/1/2011 to 12/31/2011	$11.56	$11.38	0.0
1/1/2012 to 12/31/2012	$11.38	$13.11	0.0
1/1/2013 to 12/31/2013	$13.11	$17.017832	0.0
Oppenheimer Main Street Small Cap Fund®/VA
6/23/2008 to 12/31/2008	$12.85	$8.34	1,827.4
1/1/2009 to 12/31/2009	$8.34	$11.28	4,086.0
1/1/2010 to 12/31/2010	$11.28	$13.71	3,251.0
1/1/2011 to 12/31/2011	$13.71	$13.22	2,123.2
1/1/2012 to 12/31/2012	$13.22	$15.36	2,535.8
1/1/2013 to 12/31/2013	$15.36	$21.333224	2,123.190
Pioneer Emerging Markets VCT
6/23/2008 to 12/31/2008	$14.84	$6.93	5,446.8
1/1/2009 to 12/31/2009	$6.93	$11.92	71,892.5
1/1/2010 to 12/31/2010	$11.92	$13.61	30,313.3
1/1/2011 to 12/31/2011	$13.61	$10.26	26,687.8
1/1/2012 to 12/31/2012	$10.26	$11.32	17,018.9
1/1/2013 to 12/31/2013	$11.32	$10.933118	23,200.728
Pioneer Fund VCT
6/23/2008 to 12/31/2008	$12.45	$8.77	0.0
1/1/2009 to 12/31/2009	$8.77	$10.82	0.0
1/1/2010 to 12/31/2010	$10.82	$12.37	2,051.2
1/1/2011 to 12/31/2011	$12.37	$11.66	0.0
1/1/2012 to 12/31/2012	$11.66	$12.66	0.0
1/1/2013 to 12/31/2013	$12.66	$16.625695	0.0
Pioneer High Yield VCT
6/23/2008 to 12/31/2008	$11.34	$7.30	0.0
1/1/2009 to 12/31/2009	$7.30	$11.54	60,231.5
1/1/2010 to 12/31/2010	$11.54	$13.41	18,049.4
1/1/2011 to 12/31/2011	$13.41	$12.97	22,198.0
1/1/2012 to 12/31/2012	$12.97	$14.82	17,237.9
1/1/2013 to 12/31/2013	$14.82	$16.358813	37,913.728
Pioneer Real Estate Shares VCT
6/23/2008 to 12/31/2008	$10.29	$6.31	20,988.6
1/1/2009 to 12/31/2009	$6.31	$8.19	54,160.5
1/1/2010 to 12/31/2010	$8.19	$10.38	19,692.5
1/1/2011 to 12/31/2011	$10.38	$11.25	11,338.3
1/1/2012 to 12/31/2012	$11.25	$12.88	4,125.4
1/1/2013 to 12/31/2013	$12.88	$12.901751	5,727.092

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
PIMCO CommodityRealReturn® Strategy
6/23/2008 to 12/31/2008	$16.88	$7.36	21,893.1
1/1/2009 to 12/31/2009	$7.36	$10.28	65,614.6
1/1/2010 to 12/31/2010	$10.28	$12.63	64,654.5
1/1/2011 to 12/31/2011	$12.63	$11.52	64,308.1
1/1/2012 to 12/31/2012	$11.52	$11.98	56,004.2
1/1/2013 to 12/31/2013	$11.98	$10.079826	69,313.026
PIMCO Low Duration
6/23/2008 to 12/31/2008	$10.55	$10.33	5,982.4
1/1/2009 to 12/31/2009	$10.33	$11.55	46,282.6
1/1/2010 to 12/31/2010	$11.55	$12.00	165,405.1
1/1/2011 to 12/31/2011	$12.00	$11.98	148,569.3
1/1/2012 to 12/31/2012	$11.98	$12.51	277,616.1
1/1/2013 to 12/31/2013	$12.51	$12.321659	427,000.790
PIMCO Real Return
6/23/2008 to 12/31/2008	$11.38	$10.26	57,118.3
1/1/2009 to 12/31/2009	$10.26	$11.98	139,833.2
1/1/2010 to 12/31/2010	$11.98	$12.78	193,173.0
1/1/2011 to 12/31/2011	$12.78	$14.08	158,604.7
1/1/2012 to 12/31/2012	$14.08	$15.11	227.418.0
1/1/2013 to 12/31/2013	$15.11	$13.533903	238,200.082
PIMCO Total Return
6/23/2008 to 12/31/2008	$11.30	$11.61	214,265.8
1/1/2009 to 12/31/2009	$11.61	$13.06	849,378.3
1/1/2010 to 12/31/2010	$13.06	$13.93	776,412.7
1/1/2011 to 12/31/2011	$13.93	$14.24	700,303.5
1/1/2012 to 12/31/2012	$14.24	$15.40	891,998.7
1/1/2013 to 12/31/2013	$15.40	$14.898106	756,560.850
TA AllianceBernstein Dynamic Allocation
6/23/2008 to 12/31/2008	$10.33	$6.77	0.0
1/1/2009 to 12/31/2009	$6.77	$8.77	569.0
1/1/2010 to 12/31/2010	$8.77	$9.44	1,408.4
1/1/2011 to 12/31/2011	$9.44	$9.47	1,313.5
1/1/2012 to 12/31/2012	$9.47	$9.89	1,400.4
1/1/2013 to 12/31/2013	$9.89	$10.424671	1,411.963
TA WMC Diversified Growth
6/23/2008 to 12/31/2008	$10.22	$6.15	0.0
1/1/2009 to 12/31/2009	$6.15	$7.83	0.0
1/1/2010 to 12/31/2010	$7.83	$9.07	523,862.4
1/1/2011 to 12/31/2011	$9.07	$8.60	517,770.2
1/1/2012 to 12/31/2012	$8.60	$9.58	408,502.2
1/1/2013 to 12/31/2013	$9.58	$12.484097	246,877.843
TA Morgan Stanley Mid Cap Growth
12/30/2011to 12/31/2011	$10.00	$10.00	145,889.7
1/1/2012 to 12/31/2012	$10.00	$10.73	153,789.1
1/1/2013 to 12/31/2013	$10.73	$14.698211	139,994.741
TA Systematic Small/Mid Cap Value
6/23/2008 to 12/31/2008	$10.78	$6.11	897.0
1/1/2009 to 12/31/2009	$6.11	$8.61	9,824.1
1/1/2010 to 12/31/2010	$8.61	$11.05	48,448.1
1/1/2011 to 12/31/2011	$11.05	$10.59	50,599.9
1/1/2012 to 12/31/2012	$10.59	$12.12	44,668.2
1/1/2013 to 12/31/2013	$12.12	$16.270721	190,840.289

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Invesco V.I. Comstock Fund
6/23/2008 to 12/31/2008	$10.67	$7.90	0.0
1/1/2009 to 12/31/2009	$7.90	$10.04	3,638.8
1/1/2010 to 12/31/2010	$10.04	$11.49	344,555.7
1/1/2011 to 12/31/2011	$11.49	$11.12	379,518.7
1/1/2012 to 12/31/2012	$11.12	$13.09	270,889.7
1/1/2013 to 12/31/2013	$13.09	$17.554181	260,398.738
Wanger International
6/23/2008 to 12/31/2008	$10.30	$6.05	634.2
1/1/2009 to 12/31/2009	$6.05	$8.94	1,929.1
1/1/2010 to 12/31/2010	$8.94	$11.02	122,371.5
1/1/2011 to 12/31/2011	$11.02	$9.28	128,047.1
1/1/2012 to 12/31/2012	$9.28	$11.13	120,461.6
1/1/2013 to 12/31/2013	$11.13	$13.441212	169,872.076
Wanger USA
6/23/2008 to 12/31/2008	$13.19	$8.25	7,252.8
1/1/2009 to 12/31/2009	$8.25	$11.58	42,508.1
1/1/2010 to 12/31/2010	$11.58	$14.09	45,938.1
1/1/2011 to 12/31/2011	$14.09	$13.42	43,951.6
1/1/2012 to 12/31/2012	$13.42	$15.88	40,147.7
1/1/2013 to 12/31/2013	$15.88	$20.961334	58,761.440

Class L (if you purchased your contract prior to June 23, 2008)
Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Invesco V.I. Value Opportunities Fund
3/4/2005 to 12/31/2005	$11.27	$11.53	5,378.8771
1/1/2006 to 12/31/2006	$11.53	$12.86	12,629.9175
1/1/2007 to 12/31/2007	$12.86	$12.87	22,206.7
1/1/2008 to 12/31/2008	$12.87	$6.12	21,015.7
1/1/2009 to 12/31/2009	$6.12	$8.92	21,402.2
1/1/2010 to 12/31/2010	$8.92	$9.44	18,464.7
1/1/2011 to 12/31/2011	$9.44	$9.03	18,969.5
1/1/2012 to 12/31/2012	$9.03	$10.47	13,118.2
1/1/2013 to 12/31/2013	$10.47	$13.802045	12,936.878
Invesco V.I. Mid Cap Core Equity Fund
3/4/2005 to 12/31/2005	$11.08	$11.43	25,972.8925
1/1/2006 to 12/31/2006	$11.43	$12.53	52,267.242
1/1/2007 to 12/31/2007	$12.53	$13.53	63,094.4
1/1/2008 to 12/31/2008	$13.53	$9.53	77,705.6
1/1/2009 to 12/31/2009	$9.53	$12.24	435,423.2
1/1/2010 to 12/31/2010	$12.24	$13.76	86,328.6
1/1/2011 to 12/31/2011	$13.76	$12.70	74,234.3
1/1/2012 to 12/31/2012	$12.70	$13.89	76,474.1
1/1/2013 to 12/31/2013	$13.89	$17.633850	56,947.404
AllianceBernstein VPS International Value
5/1/2007 to 12/31/2007	$10.54	$10.45	80,740.6
1/1/2008 to 12/31/2008	$10.45	$4.82	242,428.7
1/1/2009 to 12/31/2009	$4.82	$6.40	175,890.2
1/1/2010 to 12/31/2010	$6.40	$6.60	101,730.9
1/1/2011 to 12/31/2011	$6.60	$5.25	88,286.8
1/1/2012 to 12/31/2012	$5.25	$5.93	102,262.8
1/1/2013 to 12/31/2013	$5.93	$7.188698	98,203.880
AllianceBernstein VPS Small/Mid Cap Value
3/4/2005 to 12/31/2005	$11.32	$11.72	332,368.5633
1/1/2006 to 12/31/2006	$11.72	$13.22	688,607.1639
1/1/2007 to 12/31/2007	$13.22	$13.25	266,392.6
1/1/2008 to 12/31/2008	$13.25	$8.41	302,972.7
1/1/2009 to 12/31/2009	$8.41	$11.84	101,887.9
1/1/2010 to 12/31/2010	$11.84	$14.81	91,274.4
1/1/2011 to 12/31/2011	$14.81	$13.38	85,473.4
1/1/2012 to 12/31/2012	$13.38	$15.66	77,328.7
1/1/2013 to 12/31/2013	$15.66	$21.303834	72,236.450
AllianceBernstein VPS Value
3/4/2005 to 12/31/2005	$11.18	$11.38	7,363.2931
1/1/2006 to 12/31/2006	$11.38	$13.60	12,986.2787
1/1/2007 to 12/31/2007	$13.60	$12.88	71,272.9
1/1/2008 to 12/31/2008	$12.88	$7.51	56,231.7
1/1/2009 to 12/31/2009	$7.51	$8.96	45,925.4
1/1/2010 to 12/31/2010	$8.96	$9.88	46,647.5
1/1/2011 to 12/31/2011	$9.88	$9.40	49,173.5
1/1/2012 to 12/31/2012	$9.40	$10.72	45,166.4
1/1/2013 to 12/31/2013	$10.72	$14.456543	42,144.595

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
American Century VP Ultra
3/4/2005 to 12/31/2005	$10.79	$11.04	2,610.6528
1/1/2006 to 12/31/2006	$11.04	$10.53	4,176.2155
1/1/2007 to 12/31/2007	$10.53	$12.56	4,727.3
1/1/2008 to 12/31/2008	$12.56	$7.24	4,693.4
1/1/2009 to 12/31/2009	$7.24	$9.60	2,880.2
1/1/2010 to 12/31/2010	$9.60	$10.98	2,862.9
1/1/2011 to 12/31/2011	$10.98	$10.94	2,846.5
1/1/2012 to 12/31/2012	$10.94	$12.29	2,829.7
1/1/2013 to 12/31/2013	$12.29	$16.599650	1,731.143
AFIS Asset Allocation Fund
3/4/2005 to 12/31/2005	$10.64	$11.26	263,447.7799
1/1/2006 to 12/31/2006	$11.26	$12.71	338,593.9718
1/1/2007 to 12/31/2007	$12.71	$13.32	579,729.4
1/1/2008 to 12/31/2008	$13.32	$9.24	496,471.6
1/1/2009 to 12/31/2009	$9.24	$11.28	478,304.4
1/1/2010 to 12/31/2010	$11.28	$12.49	444,302.9
1/1/2011 to 12/31/2011	$12.49	$12.45	410,394.1
1/1/2012 to 12/31/2012	$12.45	$14.24	374,647.2
1/1/2013 to 12/31/2013	$14.24	$17.330994	323,803.973
AFIS Bond Fund
3/4/2005 to 12/31/2005	$10.19	$10.16	354,335.4766
1/1/2006 to 12/31/2006	$10.16	$10.70	1,428,767.985
1/1/2007 to 12/31/2007	$10.70	$10.88	2,080,880.7
1/1/2008 to 12/31/2008	$10.88	$9.70	1,590,869.8
1/1/2009 to 12/31/2009	$9.70	$10.75	1,361,486.5
1/1/2010 to 12/31/2010	$10.75	$11.27	307,251.3
1/1/2011 to 12/31/2011	$11.27	$11.77	246,398.8
1/1/2012 to 12/31/2012	$11.77	$12.20	278,851.8
1/1/2013 to 12/31/2013	$12.20	$11.749880	258,581.570
AFIS Growth Fund
3/4/2005 to 12/31/2005	$11.17	$12.60	1,007,070.524
1/1/2006 to 12/31/2006	$12.60	$13.67	2,373,020.445
1/1/2007 to 12/31/2007	$13.67	$15.11	2,228,328.1
1/1/2008 to 12/31/2008	$15.11	$8.33	2,991,695.9
1/1/2009 to 12/31/2009	$8.33	$11.43	1,355,741.3
1/1/2010 to 12/31/2010	$11.43	$13.35	993,121.1
1/1/2011 to 12/31/2011	$13.35	$12.58	779,862.6
1/1/2012 to 12/31/2012	$12.58	$14.59	701,361.9
1/1/2013 to 12/31/2013	$14.59	$18.686927	631,109.132
AFIS Growth-Income Fund
3/4/2005 to 12/31/2005	$10.85	$11.22	220,604.117
1/1/2006 to 12/31/2006	$11.22	$12.73	473,450.3971
1/1/2007 to 12/31/2007	$12.73	$13.15	711,787.8
1/1/2008 to 12/31/2008	$13.15	$8.05	705,118.
1/1/2009 to 12/31/2009	$8.05	$10.39	655,351.9
1/1/2010 to 12/31/2010	$10.39	$11.40	611,341.2
1/1/2011 to 12/31/2011	$11.40	$11.01	532,012.9
1/1/2012 to 12/31/2012	$11.01	$12.73	482,804.8
1/1/2013 to 12/31/2013	$12.73	$16.727547	455,782.145

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AFIS International Fund
3/4/2005 to 12/31/2005	$11.61	$13.42	431,659.3666
1/1/2006 to 12/31/2006	$13.42	$15.71	1,296,340.166
1/1/2007 to 12/31/2007	$15.71	$18.56	2,027,135.7
1/1/2008 to 12/31/2008	$18.56	$10.57	2,311,672.2
1/1/2009 to 12/31/2009	$10.57	$14.88	2,597,216.2
1/1/2010 to 12/31/2010	$14.88	$15.71	2,492,390.1
1/1/2011 to 12/31/2011	$15.71	$13.30	2,153,969.2
1/1/2012 to 12/31/2012	$13.30	$15.44	1,702,805.1
1/1/2013 to 12/31/2013	$15.44	$18.476687	1,634,434.206
BlackRock Basic Value V.I.
3/4/2005 to 12/31/2005	$11.00	$11.02	34,299.6969
1/1/2006 to 12/31/2006	$11.02	$13.24	60,370.1932
1/1/2007 to 12/31/2007	$13.24	$13.28	722,266.9
1/1/2008 to 12/31/2008	$13.28	$8.28	681,165.5
1/1/2009 to 12/31/2009	$8.28	$10.70	1,392,333.6
1/1/2010 to 12/31/2010	$10.70	$11.90	134,985.0
1/1/2011 to 12/31/2011	$11.90	$11.44	139,852.3
1/1/2012 to 12/31/2012	$11.44	$12.86	136,250.2
1/1/2013 to 12/31/2013	$12.86	$17.498882	116,667.764
BlackRock Total Return V.I.
3/4/2005 to 12/31/2005	$10.10	$10.13	74,810.1293
1/1/2006 to 12/31/2006	$10.13	$10.43	193,101.1405
1/1/2007 to 12/31/2007	$10.43	$10.65	302,795.7
1/1/2008 to 12/31/2008	$10.65	$9.22	241,692.1
1/1/2009 to 12/31/2009	$9.22	$10.72	195,383.0
1/1/2010 to 12/31/2010	$10.72	$11.58	165,850.8
1/1/2011 to 12/31/2011	$11.58	$12.12	145,062.3
1/1/2012 to 12/31/2012	$12.12	$12.93	125,863.9
1/1/2013 to 12/31/2013	$12.93	$12.596733	120,382.599
BlackRock Money Market V.I.
3/4/2005 to 12/31/2005	$10.01	$10.12	221,994.8563
1/1/2006 to 12/31/2006	$10.12	$10.43	732,117.9151
1/1/2007 to 12/31/2007	$10.43	$10.78	307,858.6
1/1/2008 to 12/31/2008	$10.78	$10.89	567,758.4
1/1/2009 to 12/31/2009	$10.89	$10.75	677,971.7
1/1/2010 to 12/31/2010	$10.75	$10.60	619,364.1
1/1/2011 to 12/31/2011	$10.60	$10.45	596,890.2
1/1/2012 to 12/31/2012	$10.45	$10.30	498,768.4
1/1/2013 to 12/31/2013	$10.30	$10.148636	415,048.186
BlackRock Capital Appreciation V.I.
3/4/2005 to 12/31/2005	$10.86	$11.45	23,735.1016
1/1/2006 to 12/31/2006	$11.45	$11.80	53,253.5725
1/1/2007 to 12/31/2007	$11.80	$13.85	1,234,615.7
1/1/2008 to 12/31/2008	$13.85	$8.35	1,551,442.7
1/1/2009 to 12/31/2009	$8.35	$11.19	1,555,931.2
1/1/2010 to 12/31/2010	$11.19	$13.19	1,922,057.7
1/1/2011 to 12/31/2011	$13.19	$11.84	1,951,439.4
1/1/2012 to 12/31/2012	$11.84	$13.29	1,458,138.8
1/1/2013 to 12/31/2013	$13.29	$17.527909	692,133.192

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Global Allocation V.I.
3/4/2005 to 12/31/2005	$11.18	$11.88	241,330.1781
1/1/2006 to 12/31/2006	$11.88	$13.64	641,238.0789
1/1/2007 to 12/31/2007	$13.64	$15.73	1,341,509.4
1/1/2008 to 12/31/2008	$15.73	$12.49	1,703,312.9
1/1/2009 to 12/31/2009	$12.49	$14.93	1,705,480.0
1/1/2010 to 12/31/2010	$14.93	$16.19	1,924,055.1
1/1/2011 to 12/31/2011	$16.19	$15.40	1,777,072.0
1/1/2012 to 12/31/2012	$15.40	$16.74	1,597,263.4
1/1/2013 to 12/31/2013	$16.74	$18.937048	1,585,584.177
BlackRock U.S. Government Bond V.I.
3/4/2005 to 12/31/2005	$10.09	$10.23	10,924.537
1/1/2006 to 12/31/2006	$10.23	$10.48	15,739.3923
1/1/2007 to 12/31/2007	$10.48	$10.75	31,382.5
1/1/2008 to 12/31/2008	$10.75	$11.42	132,700.5
1/1/2009 to 12/31/2009	$11.42	$11.05	147,564.6
1/1/2010 to 12/31/2010	$11.05	$11.85	32,650.3
1/1/2011 to 12/31/2011	$11.85	$12.42	29,843.4
1/1/2012 to 12/31/2012	$12.42	$12.53	26,223.1
1/1/2013 to 12/31/2013	$12.53	$11.950003	27,246.557
BlackRock High Yield V.I.
3/4/2005 to 12/31/2005	$10.47	$10.41	28,038.8631
1/1/2006 to 12/31/2006	$10.41	$11.24	45,775.5058
1/1/2007 to 12/31/2007	$11.24	$11.34	93,565.9
1/1/2008 to 12/31/2008	$11.34	$7.92	91,415.7
1/1/2009 to 12/31/2009	$7.92	$12.22	81,359.8
1/1/2010 to 12/31/2010	$12.22	$13.90	276,396.0
1/1/2011 to 12/31/2011	$13.90	$14.15	254,264.8
1/1/2012 to 12/31/2012	$14.15	$16.13	242,750.4
1/1/2013 to 12/31/2013	$16.13	$17.386627	458,358.947
BlackRock S&P 500 Index V.I.
3/4/2005 to 12/31/2005	$10.97	$11.20	60,708.5457
1/1/2006 to 12/31/2006	$11.20	$12.75	66,740.2142
1/1/2007 to 12/31/2007	$12.75	$13.25	89,007.5
1/1/2008 to 12/31/2008	$13.25	$8.20	101,629.4
1/1/2009 to 12/31/2009	$8.20	$10.19	69,324.6
1/1/2010 to 12/31/2010	$10.19	$11.53	101,349.4
1/1/2011 to 12/31/2011	$11.53	$11.55	81,534.9
1/1/2012 to 12/31/2012	$11.55	$13.16	163,724.8
1/1/2013 to 12/31/2013	$13.16	$17.109586	192,880.485
BlackRock International V.I.
3/4/2005 to 12/31/2005	$12.02	$12.72	38,336.7921
1/1/2006 to 12/31/2006	$12.72	$16.03	95,551.0265
1/1/2007 to 12/31/2007	$16.03	$17.43	139,216.6
1/1/2008 to 12/31/2008	$17.43	$9.88	130,086.7
1/1/2009 to 12/31/2009	$9.88	$12.66	101,713.7
1/1/2010 to 12/31/2010	$12.66	$13.29	103,857.5
1/1/2011 to 12/31/2011	$13.29	$11.31	79,866.0
1/1/2012 to 12/31/2012	$11.31	$12.83	84,369.4
1/1/2013 to 12/31/2013	$12.83	$15.516664	101,919.032

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Large Cap Core V.I.
3/4/2005 to 12/31/2005	$11.75	$12.54	117,090.9609
1/1/2006 to 12/31/2006	$12.54	$14.18	249,738.0546
1/1/2007 to 12/31/2007	$14.18	$15.14	366,570.9
1/1/2008 to 12/31/2008	$15.14	$9.14	366,304.9
1/1/2009 to 12/31/2009	$9.14	$11.04	341,872.5
1/1/2010 to 12/31/2010	$11.04	$11.87	328,589.2
1/1/2011 to 12/31/2011	$11.87	$11.98	287,908.5
1/1/2012 to 12/31/2012	$11.98	$13.31	280,291.7
1/1/2013 to 12/31/2013	$13.31	$17.532303	236,239.935
BlackRock Large Cap Growth V.I.
3/4/2005 to 12/31/2005	$11.23	$12.22	30,549.6985
1/1/2006 to 12/31/2006	$12.22	$12.91	99,579.9228
1/1/2007 to 12/31/2007	$12.91	$13.79	168,479.2
1/1/2008 to 12/31/2008	$13.79	$8.06	171,066.9
1/1/2009 to 12/31/2009	$8.06	$10.07	1,688,622.6
1/1/2010 to 12/31/2010	$10.07	$11.47	166,606.8
1/1/2011 to 12/31/2011	$11.47	$11.58	144,171.1
1/1/2012 to 12/31/2012	$11.58	$13.15	126,831.7
1/1/2013 to 12/31/2013	$13.15	$17.357304	109,641.406
BlackRock Large Cap Value V.I.
3/4/2005 to 12/31/2005	$12.00	$12.88	297,220.3146
1/1/2006 to 12/31/2006	$12.88	$14.73	165,990.991
1/1/2007 to 12/31/2007	$14.73	$15.37	265,863.4
1/1/2008 to 12/31/2008	$15.37	$9.51	233,252.5
1/1/2009 to 12/31/2009	$9.51	$10.71	248,112.1
1/1/2010 to 12/31/2010	$10.71	$11.47	202,037.9
1/1/2011 to 12/31/2011	$11.47	$11.22	165,636.2
1/1/2012 to 12/31/2012	$11.22	$12.56	145,756.1
1/1/2013 to 12/31/2013	$12.56	$16.535906	115,815.399
BlackRock Value Opportunities V.I.
3/4/2005 to 12/31/2005	$11.05	$12.04	16,036.8838
1/1/2006 to 12/31/2006	$12.04	$13.38	29,132.2845
1/1/2007 to 12/31/2007	$13.38	$13.07	77,085.8
1/1/2008 to 12/31/2008	$13.07	$7.72	97,482.5
1/1/2009 to 12/31/2009	$7.72	$9.77	74,646.1
1/1/2010 to 12/31/2010	$9.77	$12.40	62,420.7
1/1/2011 to 12/31/2011	$12.40	$11.92	68,684.3
1/1/2012 to 12/31/2012	$11.92	$13.34	68,184.4
1/1/2013 to 12/31/2013	$13.34	$18.724292	55,864.234
BlackRock Global Opportunities V.I.
5/1/2008 to 12/31/2008	$10.10	$5.78	1,103.8
1/1/2009 to 12/31/2009	$5.78	$7.71	17,874.3
1/1/2010 to 12/31/2010	$7.71	$8.43	25,318.0
1/1/2011 to 12/31/2011	$8.43	$7.27	26,562.3
1/1/2012 to 12/31/2012	$7.27	$8.19	9,525.7
1/1/2013 to 12/31/2013	$8.19	$10.448495	15,195.963

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Davis Value
3/4/2005 to 12/31/2005	$11.13	$11.66	168,465.7883
1/1/2006 to 12/31/2006	$11.66	$13.22	985,841.6387
1/1/2007 to 12/31/2007	$13.22	$13.64	564,452.3
1/1/2008 to 12/31/2008	$13.64	$8.02	571,946.4
1/1/2009 to 12/31/2009	$8.02	$10.37	1,811,034.3
1/1/2010 to 12/31/2010	$10.37	$11.52	457,463.3
1/1/2011 to 12/31/2011	$11.52	$10.88	379,491.2
1/1/2012 to 12/31/2012	$10.88	$12.13	352,753.0
1/1/2013 to 12/31/2013	$12.13	$15.952236	298,807.681
Dreyfus VIF Appreciation
3/4/2005 to 12/31/2005	$11.06	$10.96	569,603.7836
1/1/2006 to 12/31/2006	$10.96	$12.56	748,883.5274
1/1/2007 to 12/31/2007	$12.56	$13.24	995,254.1
1/1/2008 to 12/31/2008	$13.24	$9.18	1,210,609.7
1/1/2009 to 12/31/2009	$9.18	$11.07	53,526.0
1/1/2010 to 12/31/2010	$11.07	$12.57	781,926.3
1/1/2011 to 12/31/2011	$12.57	$13.48	728,847.5
1/1/2012 to 12/31/2012	$13.48	$14.65	624,589.6
1/1/2013 to 12/31/2013	$14.65	$17.463384	445,619.117
Eaton Vance Floating-Rate Income
3/4/2005 to 12/31/2005	$10.11	$10.30	283,483.8457
1/1/2006 to 12/31/2006	$10.30	$10.72	788,467.2664
1/1/2007 to 12/31/2007	$10.72	$10.75	31,533.0
1/1/2008 to 12/31/2008	$10.75	$7.72	45,820.9
1/1/2009 to 12/31/2009	$7.72	$11.00	52,328.0
1/1/2010 to 12/31/2010	$11.00	$11.85	63,819.6
1/1/2011 to 12/31/2011	$11.85	$11.99	56,679.8
1/1/2012 to 12/31/2012	$11.99	$12.70	49,460.5
1/1/2013 to 12/31/2013	$12.70	$13.009508	68,700.533
Eaton Vance Large-Cap Value
5/1/2007 to 12/31/2007	$10.38	$10.52	723,538.2
1/1/2008 to 12/31/2008	$10.52	$6.75	674,075.1
1/1/2009 to 12/31/2009	$6.75	$7.88	1,682,901.8
1/1/2010 to 12/31/2010	$7.88	$8.97	2,449,029.1
1/1/2011 to 12/31/2011	$8.97	$8.32	1,995,287.2
1/1/2012 to 12/31/2012	$8.32	$9.45	1,483,861.0
1/1/2013 to 12/31/2013	$9.45	$12.008410	1,123,275.817
Federated Managed Tail Risk Fund II
3/4/2005 to 12/31/2005	$10.96	$10.89	0.0
1/1/2006 to 12/31/2006	$10.89	$12.47	1,108.8928
1/1/2007 to 12/31/2007	$12.47	$13.50	911,720.3
1/1/2008 to 12/31/2008	$13.50	$9.40	1,130,135.4
1/1/2009 to 12/31/2009	$9.40	$10.51	1,357,450.5
1/1/2010 to 12/31/2010	$10.51	$11.72	5,145.3
1/1/2011 to 12/31/2011	$11.72	$10.94	3,743.5
1/1/2012 to 12/31/2012	$10.94	$11.88	3,203.5
1/1/2013 to 12/31/2013	$11.88	$13.633980	6,882.335
Federated Kaufmann
3/4/2005 to 12/31/2005	$11.35	$12.51	46,003.7619
1/1/2006 to 12/31/2006	$12.51	$14.17	107,028.548
1/1/2007 to 12/31/2007	$14.17	$16.90	479,326.0
1/1/2008 to 12/31/2008	$16.90	$9.70	363,950.5
1/1/2009 to 12/31/2009	$9.70	$12.37	338,508.8
1/1/2010 to 12/31/2010	$12.37	$14.39	119,458.7
1/1/2011 to 12/31/2011	$14.39	$12.30	91,367.5
1/1/2012 to 12/31/2012	$12.30	$14.22	67,700.7
1/1/2013 to 12/31/2013	$14.22	$19.641924	57,636.702

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Templeton Foreign VIP Fund(1)
3/4/2005 to 12/31/2005	$11.66	$12.31	88,191.1934
1/1/2006 to 12/31/2006	$12.31	$14.75	211,995.7502
1/1/2007 to 12/31/2007	$14.75	$16.80	280,347.0
1/1/2008 to 12/31/2008	$16.80	$9.88	258,656.2
1/1/2009 to 12/31/2009	$9.88	$13.36	206,541.1
1/1/2010 to 12/31/2010	$13.36	$14.29	225,392.0
1/1/2011 to 12/31/2011	$14.29	$12.60	209,401.1
1/1/2012 to 12/31/2012	$12.60	$14.70	181,778.5
1/1/2013 to 12/31/2013	$14.70	$17.830080	113,510.022
Templeton Growth VIP Fund(2)
3/4/2005 to 12/31/2005	$11.47	$11.91	229,012.9189
1/1/2006 to 12/31/2006	$11.91	$14.32	79,066.9754
1/1/2007 to 12/31/2007	$14.32	$14.45	109,594.7
1/1/2008 to 12/31/2008	$14.45	$8.22	104,625.6
1/1/2009 to 12/31/2009	$8.22	$10.64	83,318.9
1/1/2010 to 12/31/2010	$10.64	$11.27	71,325.8
1/1/2011 to 12/31/2011	$11.27	$10.35	69,556.3
1/1/2012 to 12/31/2012	$10.35	$12.36	50,809.5
1/1/2013 to 12/31/2013	$12.36	$15.950667	45,999.573
Janus Aspen Forty
5/1/2007 to 12/31/2007	$10.60	$13.42	2,196,077.8
1/1/2008 to 12/31/2008	$13.42	$7.37	1,029,580.2
1/1/2009 to 12/31/2009	$7.37	$10.62	1,724,202.4
1/1/2010 to 12/31/2010	$10.62	$11.16	105,247.6
1/1/2011 to 12/31/2011	$11.16	$10.25	84,620.5
1/1/2012 to 12/31/2012	$10.25	$12.52	65,753.4
1/1/2013 to 12/31/2013	$12.52	$16.167771	59,389.642
Janus Aspen – Enterprise
5/1/2007 to 12/31/2007	$10.58	$11.62	463,482.7
1/1/2008 to 12/31/2008	$11.62	$6.44	362,560.4
1/1/2009 to 12/31/2009	$6.44	$9.17	282,524.8
1/1/2010 to 12/31/2010	$9.17	$11.36	29,106.5
1/1/2011 to 12/31/2011	$11.36	$11.02	26,973.4
1/1/2012 to 12/31/2012	$11.02	$12.72	7,760.5
1/1/2013 to 12/31/2013	$12.72	$16.570635	7,684.583
Oppenheimer Capital Appreciation
3/4/2005 to 12/31/2005	$10.76	$11.19	16,741.0044
1/1/2006 to 12/31/2006	$11.19	$11.89	33,684.1417
1/1/2007 to 12/31/2007	$11.89	$13.35	42,252.5
1/1/2008 to 12/31/2008	$13.35	$7.16	37,223.9
1/1/2009 to 12/31/2009	$7.16	$10.18	35,249.5
1/1/2010 to 12/31/2010	$10.18	$10.96	37,660.1
1/1/2011 to 12/31/2011	$10.96	$10.67	33,693.6
1/1/2012 to 12/31/2012	$10.67	$11.98	28,107.2
1/1/2013 to 12/31/2013	$11.98	$15.294085	29,162.947

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Oppenheimer Main Street/VA
3/4/2005 to 12/31/2005	$10.96	$11.30	10,518.6749
1/1/2006 to 12/31/2006	$11.30	$12.80	12,103.5025
1/1/2007 to 12/31/2007	$12.80	$13.15	13,215.1
1/1/2008 to 12/31/2008	$13.15	$7.96	13,759.7
1/1/2009 to 12/31/2009	$7.96	$10.05	16,069.5
1/1/2010 to 12/31/2010	$10.05	$11.49	8,725.6
1/1/2011 to 12/31/2011	$11.49	$11.30	9,956.7
1/1/2012 to 12/31/2012	$11.30	$13.00	7,305.3
1/1/2013 to 12/31/2013	$13.00	$16.861586	5,883.404
Oppenheimer Main Street Small Cap Fund®/VA
3/4/2005 to 12/31/2005	$11.51	$12.35	90,298.9536
1/1/2006 to 12/31/2006	$12.35	$13.97	35,810.8638
1/1/2007 to 12/31/2007	$13.97	$13.59	68,742.4
1/1/2008 to 12/31/2008	$13.59	$8.31	68,052.6
1/1/2009 to 12/31/2009	$8.31	$11.22	123,276.7
1/1/2010 to 12/31/2010	$11.22	$13.63	74,458.5
1/1/2011 to 12/31/2011	$13.63	$13.12	65,936.8
1/1/2012 to 12/31/2012	$13.12	$15.24	57,665.1
1/1/2013 to 12/31/2013	$15.24	$21.137516	47,615.012
Pioneer Emerging Markets VCT
5/1/2006 to 12/31/2006	$11.05	$11.96	25,902.1773
1/1/2007 to 12/31/2007	$11.96	$16.81	52,118.5
1/1/2008 to 12/31/2008	$16.81	$6.91	94,842.0
1/1/2009 to 12/31/2009	$6.91	$11.87	386,272.7
1/1/2010 to 12/31/2010	$11.87	$13.54	112,224.5
1/1/2011 to 12/31/2011	$13.54	$10.21	102,553.2
1/1/2012 to 12/31/2012	$10.21	$11.24	73,298.2
1/1/2013 to 12/31/2013	$11.24	$10.847986	121,473.953
Pioneer Fund VCT
3/4/2005 to 12/31/2005	$11.04	$11.37	355,323.2795
1/1/2006 to 12/31/2006	$11.37	$13.05	1,299,288.446
1/1/2007 to 12/31/2007	$13.05	$13.49	27,288.6
1/1/2008 to 12/31/2008	$13.49	$8.73	23,582.4
1/1/2009 to 12/31/2009	$8.73	$10.76	17,971.0
1/1/2010 to 12/31/2010	$10.76	$12.29	26.660.3
1/1/2011 to 12/31/2011	$12.29	$11.57	22,025.1
1/1/2012 to 12/31/2012	$11.57	$12.56	19,103.9
1/1/2013 to 12/31/2013	$12.56	$16.473087	18,031.490
Pioneer High Yield VCT
3/4/2005 to 12/31/2005	$10.37	$10.31	54,164.5149
1/1/2006 to 12/31/2006	$10.31	$11.01	73,063.6625
1/1/2007 to 12/31/2007	$11.01	$11.46	78,115.4
1/1/2008 to 12/31/2008	$11.46	$7.27	59,372.3
1/1/2009 to 12/31/2009	$7.27	$11.48	253,884.8
1/1/2010 to 12/31/2010	$11.48	$13.33	46,412.0
1/1/2011 to 12/31/2011	$13.33	$12.88	44,597.5
1/1/2012 to 12/31/2012	$12.88	$14.70	37,936.3
1/1/2013 to 12/31/2013	$14.70	$16.208651	42,253.950
Pioneer Real Estate Shares VCT
5/1/2008 to 12/31/2008	$11.61	$6.30	288,826.8
1/1/2009 to 12/31/2009	$6.30	$8.17	285,687.4
1/1/2010 to 12/31/2010	$8.17	$10.35	27,840.1
1/1/2011 to 12/31/2011	$10.35	$11.20	23,032.2
1/1/2012 to 12/31/2012	$11.20	$12.82	25,067.7
1/1/2013 to 12/31/2013	$12.82	$12.826990	29,766.199

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
PIMCO CommodityRealReturn® Strategy
3/4/2005 to 12/31/2005	$10.62	$11.41	290,140.3238
1/1/2006 to 12/31/2006	$11.41	$10.89	630,191.9846
1/1/2007 to 12/31/2007	$10.89	$13.23	837,257.6
1/1/2008 to 12/31/2008	$13.23	$7.33	718,417.5
1/1/2009 to 12/31/2009	$7.33	$10.23	475,786.7
1/1/2010 to 12/31/2010	$10.23	$12.55	426,208.7
1/1/2011 to 12/31/2011	$12.55	$11.44	322,341.9
1/1/2012 to 12/31/2012	$11.44	$11.88	311,334.8
1/1/2013 to 12/31/2013	$11.88	$9.987262	343,202.413
PIMCO Low Duration
4/27/2007 to 12/31/2007	$10.03	$10.51	47,797.2
1/1/2008 to 12/31/2008	$10.51	$10.31	58,497.4
1/1/2009 to 12/31/2009	$10.31	$11.52	70,957.6
1/1/2010 to 12/31/2010	$11.52	$11.96	686,984.7
1/1/2011 to 12/31/2011	$11.96	$11.92	572,588.6
1/1/2012 to 12/31/2012	$11.92	$12.43	981,256.5
1/1/2013 to 12/31/2013	$12.43	$12.238057	1,429,241.180
PIMCO Real Return
3/4/2005 to 12/31/2005	$10.24	$10.30	78,974.2965
1/1/2006 to 12/31/2006	$10.30	$10.22	124,547.5343
1/1/2007 to 12/31/2007	$10.22	$11.15	1,156,112.8
1/1/2008 to 12/31/2008	$11.15	$10.21	1,391,314.2
1/1/2009 to 12/31/2009	$10.21	$11.92	830,113.4
1/1/2010 to 12/31/2010	$11.92	$12.70	874,347.4
1/1/2011 to 12/31/2011	$12.70	$13.98	662,371.4
1/1/2012 to 12/31/2012	$13.98	$14.99	924,677.7
1/1/2013 to 12/31/2013	$14.99	$13.409664	871,323.380
PIMCO Total Return
3/4/2005 to 12/31/2005	$10.10	$10.20	1,284,254.477
1/1/2006 to 12/31/2006	$10.20	$10.44	2,415,318.253
1/1/2007 to 12/31/2007	$10.44	$11.19	3,765,648.3
1/1/2008 to 12/31/2008	$11.19	$11.56	5,319,089.1
1/1/2009 to 12/31/2009	$11.56	$12.99	4,580,096.3
1/1/2010 to 12/31/2010	$12.99	$13.85	3,607,046.5
1/1/2011 to 12/31/2011	$13.85	$14.14	2,818,542.4
1/1/2012 to 12/31/2012	$14.14	$15.28	3,302,608.9
1/1/2013 to 12/31/2013	$15.28	$14.761352	2,681,000.722
TA AllianceBernstein Dynamic Allocation
5/1/2008 to 12/31/2008	$10.49	$6.77	0.0
1/1/2009 to 12/31/2009	$6.77	$8.75	1,370.3
1/1/2010 to 12/31/2010	$8.75	$9.42	3,485.1
1/1/2011 to 12/31/2011	$9.42	$9.44	3,453.2
1/1/2012 to 12/31/2012	$9.44	$9.84	3,420.8
1/1/2013 to 12/31/2013	$9.84	$10.364288	3,731.725
TA WMC Diversified Growth
5/1/2008 to 12/31/2008	$10.83	$6.15	0.0
1/1/2009 to 12/31/2009	$6.15	$7.81	0.0
1/1/2010 to 12/31/2010	$7.81	$9.05	2,781,691.9
1/1/2011 to 12/31/2011	$9.05	$8.57	2,650,553.1
1/1/2012 to 12/31/2012	$8.57	$9.53	2,063,618.6
1/1/2013 to 12/31/2013	$9.53	$12.411830	1,166,331.664
TA Morgan Stanley Mid Cap Growth
12/30/2011 to 12/31/2011	$10.00	$10.00	791,261.8
1/1/2012 to 12/31/2012	$10.00	$10.72	763,216.8
1/1/2013 to 12/31/2013	$10.72	$14.668819	611,775.680

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
TA Systematic Small/Mid Cap Value
5/1/2008 to 12/31/2008	$10.41	$6.10	7,349.4
1/1/2009 to 12/31/2009	$6.10	$8.59	38,641.1
1/1/2010 to 12/31/2010	$8.59	$11.02	326,129.7
1/1/2011 to 12/31/2011	$11.02	$10.55	304,382.4
1/1/2012 to 12/31/2012	$10.55	$12.06	249,042.0
1/1/2013 to 12/31/2013	$12.06	$16.176481	844,228.487
Invesco V.I. Comstock Fund
3/4/2005 to 12/31/2005	$11.02	$11.21	532,984.4895
1/1/2006 to 12/31/2006	$11.21	$12.85	241,969.1685
1/1/2007 to 12/31/2007	$12.85	$12.41	243,477.2
1/1/2008 to 12/31/2008	$12.41	$7.87	215,037.5
1/1/2009 to 12/31/2009	$7.87	$9.98	205,077.0
1/1/2010 to 12/31/2010	$9.98	$11.41	1,806,273.3
1/1/2011 to 12/31/2011	$11.41	$11.04	1,909,750.9
1/1/2012 to 12/31/2012	$11.04	$12.98	1,328,107.1
1/1/2013 to 12/31/2013	$12.98	$17.393018	1,349,016.141
Wanger International
4/27/2007 to 12/31/2007	$10.74	$11.26	96,466.7
1/1/2008 to 12/31/2008	$11.26	$6.04	118,334.7
1/1/2009 to 12/31/2009	$6.04	$8.92	89,059.8
1/1/2010 to 12/31/2010	$8.92	$10.98	919,897.9
1/1/2011 to 12/31/2011	$10.98	$9.24	839,487.3
1/1/2012 to 12/31/2012	$9.24	$11.07	734,477.8
1/1/2013 to 12/31/2013	$11.07	$13.349977	914,123.465
Wanger USA
3/4/2005 to 12/31/2005	$11.55	$12.51	179,206.0146
1/1/2006 to 12/31/2006	$12.51	$13.30	697,284.2287
1/1/2007 to 12/31/2007	$13.30	$13.82	113,843.6
1/1/2008 to 12/31/2008	$13.82	$8.21	373,144.4
1/1/2009 to 12/31/2009	$8.21	$11.51	311,194.2
1/1/2010 to 12/31/2010	$11.51	$14.00	264,733.9
1/1/2011 to 12/31/2011	$14.00	$13.32	237,874.2
1/1/2012 to 12/31/2012	$13.32	$15.75	193,738.3
1/1/2013 to 12/31/2013	$15.75	$20.768850	238,789.461

Class L (if you purchased your contract on or after June 23, 2008)
Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Invesco V.I. Value Opportunities Fund
6/23/2008 to 12/31/2008	$10.98	$6.09	0.0
1/1/2009 to 12/31/2009	$6.09	$8.88	2,393.1
1/1/2010 to 12/31/2010	$8.88	$9.38	2,430.1
1/1/2011 to 12/31/2011	$9.38	$8.96	2,427.8
1/1/2012 to 12/31/2012	$8.96	$10.38	1,586.5
1/1/2013 to 12/31/2013	$10.38	$13.675383	1,549.976
Invesco V.I. Mid Cap Core Equity Fund
6/23/2008 to 12/31/2008	$12.98	$9.49	60.4
1/1/2009 to 12/31/2009	$9.49	$12.17	72,265.1
1/1/2010 to 12/31/2010	$12.17	$13.68	22,607.9
1/1/2011 to 12/31/2011	$13.68	$12.61	25,947.4
1/1/2012 to 12/31/2012	$12.61	$13.78	25,688.6
1/1/2013 to 12/31/2013	$13.78	$17.472056	22,710.548
AllianceBernstein VPS International Value
6/23/2008 to 12/31/2008	$9.02	$4.81	10,400.2
1/1/2009 to 12/31/2009	$4.81	$6.38	31,349.9
1/1/2010 to 12/31/2010	$6.38	$6.57	40,293.4
1/1/2011 to 12/31/2011	$6.57	$5.23	44,655.3
1/1/2012 to 12/31/2012	$5.23	$5.90	48,058.7
1/1/2013 to 12/31/2013	$5.90	$7.139872	46,954.704
AllianceBernstein VPS Small/Mid Cap Value
6/23/2008 to 12/31/2008	$12.73	$8.37	23,532.2
1/1/2009 to 12/31/2009	$8.37	$11.78	9,415.5
1/1/2010 to 12/31/2010	$11.78	$14.72	14,183.9
1/1/2011 to 12/31/2011	$14.72	$13.28	15,645.1
1/1/2012 to 12/31/2012	$13.28	$15.53	11,652.3
1/1/2013 to 12/31/2013	$15.53	$21.108427	13,093.765
AllianceBernstein VPS Value
6/23/2008 to 12/31/2008	$11.00	$7.48	0.0
1/1/2009 to 12/31/2009	$7.48	$8.92	4,260.7
1/1/2010 to 12/31/2010	$8.92	$9.82	4,440.1
1/1/2011 to 12/31/2011	$9.82	$9.33	2,833.9
1/1/2012 to 12/31/2012	$9.33	$10.63	2,678.2
1/1/2013 to 12/31/2013	$10.63	$14.323858	2,130.030
American Century VP Ultra
6/23/2008 to 12/31/2008	$11.16	$7.21	0.0
1/1/2009 to 12/31/2009	$7.21	$9.55	0.0
1/1/2010 to 12/31/2010	$9.55	$10.92	0.0
1/1/2011 to 12/31/2011	$10.92	$10.86	0.0
1/1/2012 to 12/31/2012	$10.86	$12.19	0.0
1/1/2013 to 12/31/2013	$12.19	$16.447305	0.0
AFIS Asset Allocation Fund
6/23/2008 to 12/31/2008	$12.49	$9.20	8,615.6
1/1/2009 to 12/31/2009	$9.20	$11.22	18,026.0
1/1/2010 to 12/31/2010	$11.22	$12.41	18,458.2
1/1/2011 to 12/31/2011	$12.41	$12.36	15,161.3
1/1/2012 to 12/31/2012	$12.36	$14.12	15,319.7
1/1/2013 to 12/31/2013	$14.12	$17.171981	14,401.183

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AFIS Bond Fund
6/23/2008 to 12/31/2008	$10.71	$9.66	164,650.7
1/1/2009 to 12/31/2009	$9.66	$10.70	370,669.9
1/1/2010 to 12/31/2010	$10.70	$11.20	43,913.5
1/1/2011 to 12/31/2011	$11.20	$11.68	37,480.3
1/1/2012 to 12/31/2012	$11.68	$12.10	36,888.4
1/1/2013 to 12/31/2013	$12.10	$11.642087	41,700.333
AFIS Growth Fund
6/23/2008 to 12/31/2008	$14.08	$8.30	205,079.5
1/1/2009 to 12/31/2009	$8.30	$11.37	164,324.6
1/1/2010 to 12/31/2010	$11.37	$13.27	181,470.7
1/1/2011 to 12/31/2011	$13.27	$12.49	135,928.9
1/1/2012 to 12/31/2012	$12.49	$14.48	126,559.3
1/1/2013 to 12/31/2013	$14.48	$18.515524	116,218.776
AFIS Growth-Income Fund
6/23/2008 to 12/31/2008	$11.90	$8.01	36,345.9
1/1/2009 to 12/31/2009	$8.01	$10.34	77,698.5
1/1/2010 to 12/31/2010	$10.34	$11.33	68,632.4
1/1/2011 to 12/31/2011	$11.33	$10.93	53,162.6
1/1/2012 to 12/31/2012	$10.93	$12.63	49,080.1
1/1/2013 to 12/31/2013	$12.63	$16.574080	38,782.823
AFIS International Fund
6/23/2008 to 12/31/2008	$16.30	$10.53	179,668.5
1/1/2009 to 12/31/2009	$10.53	$14.81	426,235.2
1/1/2010 to 12/31/2010	$14.81	$15.61	488,725.7
1/1/2011 to 12/31/2011	$15.61	$13.21	499,444.0
1/1/2012 to 12/31/2012	$13.21	$15.31	401,103.8
1/1/2013 to 12/31/2013	$15.31	$18.307154	401,133.574
BlackRock Basic Value V.I.
6/23/2008 to 12/31/2008	$11.83	$8.24	70,515.7
1/1/2009 to 12/31/2009	$8.24	$10.64	332,717.6
1/1/2010 to 12/31/2010	$10.64	$11.82	10,034.4
1/1/2011 to 12/31/2011	$11.82	$11.36	9,565.1
1/1/2012 to 12/31/2012	$11.36	$12.75	9,693.4
1/1/2013 to 12/31/2013	$12.75	$17.338320	8,904.634
BlackRock Total Return V.I.
6/23/2008 to 12/31/2008	$10.39	$9.19	10,183.7
1/1/2009 to 12/31/2009	$9.19	$10.66	22,193.4
1/1/2010 to 12/31/2010	$10.66	$11.50	27,592.9
1/1/2011 to 12/31/2011	$11.50	$12.03	14,862.8
1/1/2012 to 12/31/2012	$12.03	$12.82	12,512.2
1/1/2013 to 12/31/2013	$12.82	$12.481124	13,816.854
BlackRock Money Market V.I.
6/23/2008 to 12/31/2008	$10.82	$10.84	72,060.1
1/1/2009 to 12/31/2009	$10.84	$10.69	130,295.6
1/1/2010 to 12/31/2010	$10.69	$10.53	100,477.4
1/1/2011 to 12/31/2011	$10.53	$10.37	83,001.0
1/1/2012 to 12/31/2012	$10.37	$10.21	64,360.6
1/1/2013 to 12/31/2013	$10.21	$10.055486	88,637.733
BlackRock Capital Appreciation V.I.
6/23/2008 to 12/31/2008	$12.78	$8.31	137,461.8
1/1/2009 to 12/31/2009	$8.31	$11.13	334,971.7
1/1/2010 to 12/31/2010	$11.13	$13.10	464,375.9
1/1/2011 to 12/31/2011	$13.10	$11.76	555,224.9
1/1/2012 to 12/31/2012	$11.76	$13.18	452,897.0
1/1/2013 to 12/31/2013	$13.18	$17.367098	215,946.953

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Global Allocation V.I.
6/23/2008 to 12/31/2008	$15.27	$12.44	152,746.0
1/1/2009 to 12/31/2009	$12.44	$14.85	488,517.0
1/1/2010 to 12/31/2010	$14.85	$16.09	525,151.1
1/1/2011 to 12/31/2011	$16.09	$15.29	489,939.9
1/1/2012 to 12/31/2012	$15.29	$16.61	491,894.1
1/1/2013 to 12/31/2013	$16.61	$18.763341	487,099.277
BlackRock U.S. Government Bond V.I.
6/23/2008 to 12/31/2008	$10.64	$11.37	25,681.3
1/1/2009 to 12/31/2009	$11.37	$10.99	62,075.5
1/1/2010 to 12/31/2010	$10.99	$11.77	60,068.0
1/1/2011 to 12/31/2011	$11.77	$12.33	58,331.2
1/1/2012 to 12/31/2012	$12.33	$12.43	62,667.4
1/1/2013 to 12/31/2013	$12.43	$11.840335	20,816.444
BlackRock High Yield V.I.
6/23/2008 to 12/31/2008	$11.32	$7.88	13,910.9
1/1/2009 to 12/31/2009	$7.88	$12.16	24,138.9
1/1/2010 to 12/31/2010	$12.16	$13.81	104,454.3
1/1/2011 to 12/31/2011	$13.81	$14.05	110,809.8
1/1/2012 to 12/31/2012	$14.05	$16.00	114,250.8
1/1/2013 to 12/31/2013	$16.00	$17.227070	197,082.696
BlackRock S&P 500 Index V.I.
6/23/2008 to 12/31/2008	$11.86	$8.16	8,742.1
1/1/2009 to 12/31/2009	$8.16	$10.14	71,825.3
1/1/2010 to 12/31/2010	$10.14	$11.45	73,470.9
1/1/2011 to 12/31/2011	$11.45	$11.47	75,356.5
1/1/2012 to 12/31/2012	$11.47	$13.06	71,462.1
1/1/2013 to 12/31/2013	$13.06	$16.952587	69,202.155
BlackRock International V.I.
6/23/2008 to 12/31/2008	$15.23	$9.84	3,131.1
1/1/2009 to 12/31/2009	$9.84	$12.59	5,509.4
1/1/2010 to 12/31/2010	$12.59	$13.21	5,179.5
1/1/2011 to 12/31/2011	$13.21	$11.23	10,932.1
1/1/2012 to 12/31/2012	$11.23	$12.72	11,737.7
1/1/2013 to 12/31/2013	$12.72	$15.374249	7,935.861
BlackRock Large Cap Core V.I.
6/23/2008 to 12/31/2008	$13.40	$9.10	16,955.0
1/1/2009 to 12/31/2009	$9.10	$10.98	23,816.0
1/1/2010 to 12/31/2010	$10.98	$11.80	30,027.9
1/1/2011 to 12/31/2011	$11.80	$11.90	26,631.6
1/1/2012 to 12/31/2012	$11.90	$13.20	26,883.1
1/1/2013 to 12/31/2013	$13.20	$17.371516	24,649.525
BlackRock Large Cap Growth V.I.
6/23/2008 to 12/31/2008	$12.05	$8.02	46,553.8
1/1/2009 to 12/31/2009	$8.02	$10.02	436,196.2
1/1/2010 to 12/31/2010	$10.02	$11.39	42,806.0
1/1/2011 to 12/31/2011	$11.39	$11.50	58,259.0
1/1/2012 to 12/31/2012	$11.50	$13.04	62,885.0
1/1/2013 to 12/31/2013	$13.04	$17.198091	32,254.068

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Large Cap Value V.I.
6/23/2008 to 12/31/2008	$13.78	$9.46	11,691.3
1/1/2009 to 12/31/2009	$9.46	$10.65	17,783.6
1/1/2010 to 12/31/2010	$10.65	$11.40	22,446.3
1/1/2011 to 12/31/2011	$11.40	$11.14	29,465.9
1/1/2012 to 12/31/2012	$11.14	$12.45	22,228.0
1/1/2013 to 12/31/2013	$12.45	$16.384247	14,985.141
BlackRock Value Opportunities V.I.
6/23/2008 to 12/31/2008	$12.27	$7.69	5,593.9
1/1/2009 to 12/31/2009	$7.69	$9.72	13,243.0
1/1/2010 to 12/31/2010	$9.72	$12.32	15,774.6
1/1/2011 to 12/31/2011	$12.32	$11.84	12,250.5
1/1/2012 to 12/31/2012	$11.84	$13.23	12,118.5
1/1/2013 to 12/31/2013	$13.23	$18.552469	9,708.781
BlackRock Global Opportunities V.I.
6/23/2008 to 12/31/2008	$9.43	$5.77	7,909.4
1/1/2009 to 12/31/2009	$5.77	$7.70	21,774.1
1/1/2010 to 12/31/2010	$7.70	$8.41	26,237.9
1/1/2011 to 12/31/2011	$8.41	$7.24	38,989.7
1/1/2012 to 12/31/2012	$7.24	$8.15	39,975.4
1/1/2013 to 12/31/2013	$8.15	$10.389705	36,350.748
Davis Value
6/23/2008 to 12/31/2008	$12.31	$7.99	39,161.2
1/1/2009 to 12/31/2009	$7.99	$10.31	379,702.7
1/1/2010 to 12/31/2010	$10.31	$11.45	68,109.9
1/1/2011 to 12/31/2011	$11.45	$10.81	62,808.3
1/1/2012 to 12/31/2012	$10.81	$12.03	61,199.7
1/1/2013 to 12/31/2013	$12.03	$15.805778	56,007.244
Dreyfus VIF Appreciation
6/23/2008 to 12/31/2008	$12.20	$9.14	115,817.9
1/1/2009 to 12/31/2009	$9.14	$1.01	1,408.5
1/1/2010 to 12/31/2010	$11.01	$12.49	235,872.6
1/1/2011 to 12/31/2011	$12.49	$13.39	228,270.3
1/1/2012 to 12/31/2012	$13.39	$14.53	170,171.1
1/1/2013 to 12/31/2013	$14.53	$17.303066	111,863.497
Eaton Vance Floating-Rate Income
6/23/2008 to 12/31/2008	$10.69	$7.69	4,403.7
1/1/2009 to 12/31/2009	$7.69	$10.95	23,388.8
1/1/2010 to 12/31/2010	$10.95	$11.78	19,987.4
1/1/2011 to 12/31/2011	$11.78	$11.90	17,231.0
1/1/2012 to 12/31/2012	$11.90	$12.59	24,665.5
1/1/2013 to 12/31/2013	$12.59	$12.890074	41,927.203
Eaton Vance Large-Cap Value
6/23/2008 to 12/31/2008	$9.94	$6.74	100,609.8
1/1/2009 to 12/31/2009	$6.74	$7.86	441,499.0
1/1/2010 to 12/31/2010	$7.86	$8.94	678,359.6
1/1/2011 to 12/31/2011	$8.94	$8.29	664,963.6
1/1/2012 to 12/31/2012	$8.29	$9.40	510,126.0
1/1/2013 to 12/31/2013	$9.40	$11.927949	390,248.206
Federated Managed Tail Risk Fund II
6/23/2008 to 12/31/2008	$12.77	$9.36	129,033.6
1/1/2009 to 12/31/2009	$9.36	$10.46	334,717.4
1/1/2010 to 12/31/2010	$10.46	$11.65	24,957.9
1/1/2011 to 12/31/2011	$11.65	$10.86	18,636.2
1/1/2012 to 12/31/2012	$10.86	$11.78	18,973.6
1/1/2013 to 12/31/2013	$11.78	$13.508819	18,731.500

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Federated Kaufmann
6/23/2008 to 12/31/2008	$14.88	$9.65	29,672.2
1/1/2009 to 12/31/2009	$9.65	$12.31	63,744.2
1/1/2010 to 12/31/2010	$12.31	$14.30	34,312.3
1/1/2011 to 12/31/2011	$14.30	$12.21	29,921.1
1/1/2012 to 12/31/2012	$12.21	$14.11	28,983.6
1/1/2013 to 12/31/2013	$14.11	$19.461649	24,948.793
Templeton Foreign VIP Fund(1)
6/23/2008 to 12/31/2008	$14.72	$9.84	8,188.2
1/1/2009 to 12/31/2009	$9.84	$13.29	12,130.4
1/1/2010 to 12/31/2010	$13.29	$14.20	14,306.5
1/1/2011 to 12/31/2011	$14.20	$12.51	16,151.0
1/1/2012 to 12/31/2012	$12.51	$14.58	12,783.6
1/1/2013 to 12/31/2013	$14.58	$17.666414	8,280.028
Templeton Growth VIP Fund(2)
6/23/2008 to 12/31/2008	$12.32	$8.19	6,276.7
1/1/2009 to 12/31/2009	$8.19	$10.58	7,286.4
1/1/2010 to 12/31/2010	$10.58	$11.20	10,714.0
1/1/2011 to 12/31/2011	$11.20	$10.27	7,172.0
1/1/2012 to 12/31/2012	$10.27	$12.26	6,773.0
1/1/2013 to 12/31/2013	$12.26	$15.804307	7,252.703
Janus Aspen Forty
6/23/2008 to 12/31/2008	$13.79	$7.36	122,232.2
1/1/2009 to 12/31/2009	$7.36	$10.59	410,803.8
1/1/2010 to 12/31/2010	$10.59	$11.12	49,036.9
1/1/2011 to 12/31/2011	$11.12	$10.20	43,689.1
1/1/2012 to 12/31/2012	$10.20	$12.45	41,338.7
1/1/2013 to 12/31/2013	$12.45	$16.058036	37,872.193
Janus Aspen –Enterprise
6/23/2008 to 12/31/2008	$11.29	$6.42	25,496.2
1/1/2009 to 12/31/2009	$6.42	$9.14	66,897.8
1/1/2010 to 12/31/2010	$9.14	$11.31	13,481.9
1/1/2011 to 12/31/2011	$11.31	$10.97	5,180.9
1/1/2012 to 12/31/2012	$10.97	$12.65	0.5
1/1/2013 to 12/31/2013	$12.65	$16.458111	0.0
Oppenheimer Capital Appreciation
6/23/2008 to 12/31/2008	$12.54	$7.13	1,631.9
1/1/2009 to 12/31/2009	$7.13	$10.13	3,672.7
1/1/2010 to 12/31/2010	$10.13	$10.89	3,653.6
1/1/2011 to 12/31/2011	$10.89	$10.59	3,520.6
1/1/2012 to 12/31/2012	$10.59	$11.88	3,408.9
1/1/2013 to 12/31/2013	$11.88	$15.153748	3,422.473
Oppenheimer Main Street/VA
6/23/2008 to 12/31/2008	$12.09	$7.93	0.0
1/1/2009 to 12/31/2009	$7.93	$10.00	3,083.3
1/1/2010 to 12/31/2010	$10.00	$11.42	3,253.1
1/1/2011 to 12/31/2011	$11.42	$11.22	3,372.3
1/1/2012 to 12/31/2012	$11.22	$12.90	2,973.6
1/1/2013 to 12/31/2013	$12.90	$16.706935	2,672.775
Oppenheimer Main Street Small Cap Fund®/VA
6/23/2008 to 12/31/2008	$12.75	$8.27	0.0
1/1/2009 to 12/31/2009	$8.27	$11.16	3,245.7
1/1/2010 to 12/31/2010	$11.16	$13.54	2,688.4
1/1/2011 to 12/31/2011	$13.54	$13.03	2,893.7
1/1/2012 to 12/31/2012	$13.03	$15.11	4,760.7
1/1/2013 to 12/31/2013	$15.11	$20.943629	4,847.878

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Pioneer Emerging Markets VCT
6/23/2008 to 12/31/2008	$14.77	$6.89	3,564.7
1/1/2009 to 12/31/2009	$6.89	$11.82	101,436.7
1/1/2010 to 12/31/2010	$11.82	$13.48	45,971.7
1/1/2011 to 12/31/2011	$13.48	$10.15	48,302.8
1/1/2012 to 12/31/2012	$10.15	$11.17	52,883.2
1/1/2013 to 12/31/2013	$11.17	$1.763540	50,540.225
Pioneer Fund VCT
6/23/2008 to 12/31/2008	$12.36	$8.70	0.0
1/1/2009 to 12/31/2009	$8.70	$10.71	0.0
1/1/2010 to 12/31/2010	$10.71	$12.21	310.6
1/1/2011 to 12/31/2011	$12.21	$11.49	0.0
1/1/2012 to 12/31/2012	$11.49	$12.45	0.0
1/1/2013 to 12/31/2013	$12.45	$16.321930	0.0
Pioneer High Yield VCT
6/23/2008 to 12/31/2008	$11.25	$7.24	0.0
1/1/2009 to 12/31/2009	$7.24	$11.42	88,017.3
1/1/2010 to 12/31/2010	$11.42	$13.25	44,748.9
1/1/2011 to 12/31/2011	$13.25	$12.79	32,283.7
1/1/2012 to 12/31/2012	$12.79	$14.58	31,783.4
1/1/2013 to 12/31/2013	$14.58	$16.059926	34,281.525
Pioneer Real Estate Shares VCT
6/23/2008 to 12/31/2008	$10.28	$6.30	29,473.6
1/1/2009 to 12/31/2009	$6.30	$8.16	64,110.7
1/1/2010 to 12/31/2010	$8.16	$10.33	23,659.4
1/1/2011 to 12/31/2011	$10.33	$11.16	19,781.8
1/1/2012 to 12/31/2012	$11.16	$12.76	23,423.9
1/1/2013 to 12/31/2013	$12.76	$12.752687	30,656.392
PIMCO CommodityRealReturn® Strategy
6/23/2008 to 12/31/2008	$16.76	$7.30	50,592.8
1/1/2009 to 12/31/2009	$7.30	$10.17	82,692.2
1/1/2010 to 12/31/2010	$10.17	$12.47	85,617.9
1/1/2011 to 12/31/2011	$12.47	$11.35	83,580.0
1/1/2012 to 12/31/2012	$11.35	$11.78	93,006.6
1/1/2013 to 12/31/2013	$11.78	$9.895566	101,185.243
PIMCO Low Duration
6/23/2008 to 12/31/2008	$10.52	$10.29	1,385.0
1/1/2009 to 12/31/2009	$10.29	$11.49	10,160.7
1/1/2010 to 12/31/2010	$11.49	$11.91	248,211.8
1/1/2011 to 12/31/2011	$11.91	$11.86	226,049.3
1/1/2012 to 12/31/2012	$11.86	$12.36	412,108.7
1/1/2013 to 12/31/2013	$12.36	$12.155046	630,730.617
PIMCO Real Return
6/23/2008 to 12/31/2008	$11.30	$10.17	151,486.7
1/1/2009 to 12/31/2009	$10.17	$11.86	221,938.2
1/1/2010 to 12/31/2010	$11.86	$12.62	308,892.5
1/1/2011 to 12/31/2011	$12.62	$13.88	301,678.6
1/1/2012 to 12/31/2012	$13.88	$14.86	390,729.3
1/1/2013 to 12/31/2013	$14.86	$13.286601	388,555.669
PIMCO Total Return
6/23/2008 to 12/31/2008	$11.21	$11.51	630,868.8
1/1/2009 to 12/31/2009	$11.51	$12.92	1,370,622.1
1/1/2010 to 12/31/2010	$12.92	$13.76	1,172,117.9
1/1/2011 to 12/31/2011	$13.76	$14.04	1,070,508.2
1/1/2012 to 12/31/2012	$14.04	$15.15	1,392,210.8
1/1/2013 to 12/31/2013	$15.15	$14.625892	1,214,739.798

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
TA AllianceBernstein Dynamic Allocation
6/23/2008 to 12/31/2008	$10.33	$6.76	3,131.0
1/1/2009 to 12/31/2009	$6.76	$8.73	8,523.7
1/1/2010 to 12/31/2010	$8.73	$9.39	8,460.2
1/1/2011 to 12/31/2011	$9.39	$9.40	7,377.8
1/1/2012 to 12/31/2012	$9.40	$9.79	9,640.9
1/1/2013 to 12/31/2013	$9.79	$10.304317	7,918.824
TA WMC Diversified Growth
6/23/2008 to 12/31/2008	$10.21	$6.14	0.0
1/1/2009 to 12/31/2009	$6.14	$7.80	0.0
1/1/2010 to 12/31/2010	$7.80	$9.02	760,844.2
1/1/2011 to 12/31/2011	$9.02	$8.54	818,133.9
1/1/2012 to 12/31/2012	$8.54	$9.48	676,619.6
1/1/2013 to 12/31/2013	$9.48	$12.339921	392,079.491
TA Morgan Stanley Mid Cap Growth
12/30/2011to 12/31/2011	$10.00	$10.00	218,921.9
1/1/2012 to 12/31/2012	$10.00	$10.71	233,967.0
1/1/2013 to 12/31/2013	$10.71	$14.639537	194,668.956
TA Systematic Small/Mid Cap Value
6/23/2008 to 12/31/2008	$10.77	$6.10	0.0
1/1/2009 to 12/31/2009	$6.10	$8.58	14,203.6
1/1/2010 to 12/31/2010	$8.58	$10.99	66,265.6
1/1/2011 to 12/31/2011	$10.99	$10.51	69,393.2
1/1/2012 to 12/31/2012	$10.51	$12.01	63,695.4
1/1/2013 to 12/31/2013	$12.01	$16.082788	291,516.964
Invesco V.I. Comstock Fund
6/23/2008 to 12/31/2008	$10.59	$7.83	29,156.0
1/1/2009 to 12/31/2009	$7.83	$9.93	27,593.5
1/1/2010 to 12/31/2010	$9.93	$11.34	525,905.9
1/1/2011 to 12/31/2011	$11.34	$10.96	611,970.6
1/1/2012 to 12/31/2012	$10.96	$12.87	454,658.1
1/1/2013 to 12/31/2013	$12.87	$17.233357	419,625.471
Wanger International
6/23/2008 to 12/31/2008	$10.27	$6.03	4,575.6
1/1/2009 to 12/31/2009	$6.03	$8.89	4,365.8
1/1/2010 to 12/31/2010	$8.89	$10.94	187,731.5
1/1/2011 to 12/31/2011	$10.94	$9.19	198,532.4
1/1/2012 to 12/31/2012	$9.19	$11.00	200,318.2
1/1/2013 to 12/31/2013	$11.00	$13.259348	266,854.727
Wanger USA
6/23/2008 to 12/31/2008	$13.09	$8.18	17,995.5
1/1/2009 to 12/31/2009	$8.18	$11.45	36,776.0
1/1/2010 to 12/31/2010	$11.45	$13.91	44,533.4
1/1/2011 to 12/31/2011	$13.91	$13.22	46,835.8
1/1/2012 to 12/31/2012	$13.22	$15.63	43,217.2
1/1/2013 to 12/31/2013	$15.63	$20.578242	61,737.095

Class C (if you purchased your contract prior to June 23, 2008)
Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Invesco V.I. Value Opportunities Fund
3/4/2005 to 12/31/2005	$11.27	$11.51	2,188.3007
1/1/2006 to 12/31/2006	$11.51	$12.82	2,179.2808
1/1/2007 to 12/31/2007	$12.82	$12.81	2,170.4
1/1/2008 to 12/31/2008	$12.81	$6.08	2,156.6
1/1/2009 to 12/31/2009	$6.08	$8.85	535.5
1/1/2010 to 12/31/2010	$8.85	$9.36	534.6
1/1/2011 to 12/31/2011	$9.36	$8.93	533.8
1/1/2012 to 12/31/2012	$8.93	$10.34	533.0
1/1/2013 to 12/31/2013	$10.34	$13.612518	532.279
Invesco V.I. Mid Cap Core Equity Fund
3/4/2005 to 12/31/2005	$11.07	$11.41	4,269.961
1/1/2006 to 12/31/2006	$11.41	$12.49	3,681.9491
1/1/2007 to 12/31/2007	$12.49	$13.47	6,199.0
1/1/2008 to 12/31/2008	$13.47	$9.47	6,243.4
1/1/2009 to 12/31/2009	$9.47	$12.14	49,785.2
1/1/2010 to 12/31/2010	$12.14	$13.63	8,887.3
1/1/2011 to 12/31/2011	$13.63	$12.56	7,277.0
1/1/2012 to 12/31/2012	$12.56	$13.72	7,836.4
1/1/2013 to 12/31/2013	$13.72	$17.391738	6,141.406
AllianceBernstein VPS International Value
5/1/2007 to 12/31/2007	$10.54	$10.44	34,477.0
1/1/2008 to 12/31/2008	$10.44	$4.81	39,348.1
1/1/2009 to 12/31/2009	$4.81	$6.37	31,815.3
1/1/2010 to 12/31/2010	$6.37	$6.56	30,322.3
1/1/2011 to 12/31/2011	$6.56	$5.22	35,120.0
1/1/2012 to 12/31/2012	$5.22	$5.88	37,761.8
1/1/2013 to 12/31/2013	$5.88	$7.115615	32,992.183
AllianceBernstein VPS Small/Mid Cap Value
3/4/2005 to 12/31/2005	$11.32	$11.70	90,691.9764
1/1/2006 to 12/31/2006	$11.70	$13.17	158,548.7411
1/1/2007 to 12/31/2007	$13.17	$13.18	40,062.9
1/1/2008 to 12/31/2008	$13.18	$8.36	38,707.3
1/1/2009 to 12/31/2009	$8.36	$11.75	20,840.2
1/1/2010 to 12/31/2010	$11.75	$14.68	22,169.3
1/1/2011 to 12/31/2011	$14.68	$13.23	23,058.0
1/1/2012 to 12/31/2012	$13.23	$15.46	22,534.0
1/1/2013 to 12/31/2013	$15.46	$21.011461	21,186.770
AllianceBernstein VPS Value
3/4/2005 to 12/31/2005	$11.17	$11.35	4,648.5246
1/1/2006 to 12/31/2006	$11.35	$13.56	5,263.42
1/1/2007 to 12/31/2007	$13.56	$12.81	14,008.6
1/1/2008 to 12/31/2008	$12.81	$7.46	12,441.6
1/1/2009 to 12/31/2009	$7.46	$8.89	9,017.8
1/1/2010 to 12/31/2010	$8.89	$9.79	6,806.4
1/1/2011 to 12/31/2011	$9.79	$9.30	6,738.8
1/1/2012 to 12/31/2012	$9.30	$10.59	6,624.1
1/1/2013 to 12/31/2013	$10.59	$14.258014	7,611.095

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
American Century VP Ultra
3/4/2005 to 12/31/2005	$10.78	$11.02	7,306.028
1/1/2006 to 12/31/2006	$11.02	$10.49	8,663.1215
1/1/2007 to 12/31/2007	$10.49	$12.50	2,416.2
1/1/2008 to 12/31/2008	$12.50	$7.20	2,298.1
1/1/2009 to 12/31/2009	$7.20	$9.52	1,468.7
1/1/2010 to 12/31/2010	$9.52	$10.88	0.0
1/1/2011 to 12/31/2011	$10.88	$10.83	0.0
1/1/2012 to 12/31/2012	$10.83	$12.14	0.0
1/1/2013 to 12/31/2013	$12.14	$16.371668	0.0
AFIS Asset Allocation Fund
3/4/2005 to 12/31/2005	$10.63	$11.24	25,239.3872
1/1/2006 to 12/31/2006	$11.24	$12.67	41,785.0984
1/1/2007 to 12/31/2007	$12.67	$13.26	33,190.8
1/1/2008 to 12/31/2008	$13.26	$9.18	39,915.8
1/1/2009 to 12/31/2009	$9.18	$11.19	33,212.9
1/1/2010 to 12/31/2010	$11.19	$12.37	41,147.5
1/1/2011 to 12/31/2011	$12.37	$12.32	39,022.9
1/1/2012 to 12/31/2012	$12.32	$14.06	38,071.4
1/1/2013 to 12/31/2013	$14.06	$17.093088	35,797.528
AFIS Bond Fund
3/4/2005 to 12/31/2005	$10.18	$10.14	64,386.8015
1/1/2006 to 12/31/2006	$10.14	$10.66	361,370.7994
1/1/2007 to 12/31/2007	$10.66	$10.83	420,228.9
1/1/2008 to 12/31/2008	$10.83	$9.64	266,996.4
1/1/2009 to 12/31/2009	$9.64	$10.67	227,055.4
1/1/2010 to 12/31/2010	$10.67	$11.16	65,030.0
1/1/2011 to 12/31/2011	$11.16	$11.64	44,800.1
1/1/2012 to 12/31/2012	$11.64	$12.05	49,442.7
1/1/2013 to 12/31/2013	$12.05	$11.588583	41,205.936
AFIS Growth Fund
3/4/2005 to 12/31/2005	$11.17	$12.58	209,140.0639
1/1/2006 to 12/31/2006	$12.58	$13.62	455,562.951
1/1/2007 to 12/31/2007	$13.62	$15.04	281,624.2
1/1/2008 to 12/31/2008	$15.04	$8.28	382,574.4
1/1/2009 to 12/31/2009	$8.28	$11.34	177,460.9
1/1/2010 to 12/31/2010	$11.34	$13.23	168,526.5
1/1/2011 to 12/31/2011	$13.23	$12.44	134,681.6
1/1/2012 to 12/31/2012	$12.44	$14.42	118,754.9
1/1/2013 to 12/31/2013	$14.42	$18.430401	113,263.303
AFIS Growth-Income Fund
3/4/2005 to 12/31/2005	$10.84	$11.20	36,224.2057
1/1/2006 to 12/31/2006	$11.20	$12.68	72,476.1631
1/1/2007 to 12/31/2007	$12.68	$13.09	87,663.5
1/1/2008 to 12/31/2008	$13.09	$7.99	89,056.7
1/1/2009 to 12/31/2009	$7.99	$10.31	81,100.9
1/1/2010 to 12/31/2010	$10.31	$11.29	70,404.3
1/1/2011 to 12/31/2011	$11.29	$10.89	67,395.7
1/1/2012 to 12/31/2012	$10.89	$12.58	65,205.3
1/1/2013 to 12/31/2013	$12.58	$16.497907	54,434.121

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AFIS International Fund
3/4/2005 to 12/31/2005	$11.60	$13.39	110,128.3255
1/1/2006 to 12/31/2006	$13.39	$15.66	287,159.3533
1/1/2007 to 12/31/2007	$15.66	$18.47	343,677.7
1/1/2008 to 12/31/2008	$18.47	$10.50	367,051.3
1/1/2009 to 12/31/2009	$10.50	$14.77	368,105.7
1/1/2010 to 12/31/2010	$14.77	$15.56	354,472.8
1/1/2011 to 12/31/2011	$15.56	$13.16	315,800.7
1/1/2012 to 12/31/2012	$13.16	$15.25	251,605.2
1/1/2013 to 12/31/2013	$15.25	$18.222981	233,024.050
BlackRock Basic Value V.I.
3/4/2005 to 12/31/2005	$10.99	$11.00	1,561.7261
1/1/2006 to 12/31/2006	$11.00	$13.19	10,786.6595
1/1/2007 to 12/31/2007	$13.19	$13.22	127,050.0
1/1/2008 to 12/31/2008	$13.22	$8.23	102,610.1
1/1/2009 to 12/31/2009	$8.23	$10.62	190,028.8
1/1/2010 to 12/31/2010	$10.62	$11.79	26,626.8
1/1/2011 to 12/31/2011	$11.79	$11.32	26,791.1
1/1/2012 to 12/31/2012	$11.32	$12.70	18,897.2
1/1/2013 to 12/31/2013	$12.70	$17.258618	18,932.881
BlackRock Total Return V.I.
3/4/2005 to 12/31/2005	$10.09	$10.12	6,255.2325
1/1/2006 to 12/31/2006	$10.12	$10.39	42,924.0189
1/1/2007 to 12/31/2007	$10.39	$10.60	25,464.9
1/1/2008 to 12/31/2008	$10.60	$9.17	16,808.2
1/1/2009 to 12/31/2009	$9.17	$10.63	19,452.5
1/1/2010 to 12/31/2010	$10.63	$11.47	19,608.9
1/1/2011 to 12/31/2011	$11.47	$11.99	16,928.1
1/1/2012 to 12/31/2012	$11.99	$12.77	16,833.5
1/1/2013 to 12/31/2013	$12.77	$12.423739	15,068.930
BlackRock Money Market V.I.
3/4/2005 to 12/31/2005	$10.00	$10.10	164,735.483
1/1/2006 to 12/31/2006	$10.10	$10.39	260,272.5424
1/1/2007 to 12/31/2007	$10.39	$10.73	186,448.4
1/1/2008 to 12/31/2008	$10.73	$10.82	218,535.5
1/1/2009 to 12/31/2009	$10.82	$10.67	208,421.8
1/1/2010 to 12/31/2010	$10.67	$10.50	183,759.1
1/1/2011 to 12/31/2011	$10.50	$10.33	93,604.7
1/1/2012 to 12/31/2012	$10.33	$10.17	115,593.7
1/1/2013 to 12/31/2013	$10.17	$10.009237	105,380.890
BlackRock Capital Appreciation V.I.
3/4/2005 to 12/31/2005	$10.85	$11.43	8,184.8887
1/1/2006 to 12/31/2006	$11.43	$11.76	36,141.315
1/1/2007 to 12/31/2007	$11.76	$13.78	201,546.9
1/1/2008 to 12/31/2008	$13.78	$8.30	222,041.0
1/1/2009 to 12/31/2009	$8.30	$11.10	224,883.0
1/1/2010 to 12/31/2010	$11.10	$13.06	256,611.5
1/1/2011 to 12/31/2011	$13.06	$11.72	279,264.4
1/1/2012 to 12/31/2012	$11.72	$13.13	215,334.5
1/1/2013 to 12/31/2013	$13.13	$17.287224	115,428.362

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Global Allocation V.I.
3/4/2005 to 12/31/2005	$11.17	$11.86	110,222.6
1/1/2006 to 12/31/2006	$11.86	$13.60	346,309.9477
1/1/2007 to 12/31/2007	$13.60	$15.66	545,872.6
1/1/2008 to 12/31/2008	$15.66	$12.42	636,587.6
1/1/2009 to 12/31/2009	$12.42	$14.81	620,121.9
1/1/2010 to 12/31/2010	$14.81	$16.04	632,698.0
1/1/2011 to 12/31/2011	$16.04	$15.24	510,876.7
1/1/2012 to 12/31/2012	$15.24	$16.54	484,009.2
1/1/2013 to 12/31/2013	$16.54	$18.677105	458,137.497
BlackRock U.S. Government Bond V.I.
3/4/2005 to 12/31/2005	$10.08	$10.21	11,111.0177
1/1/2006 to 12/31/2006	$10.21	$10.44	34,919.8929
1/1/2007 to 12/31/2007	$10.44	$10.69	31,610.8
1/1/2008 to 12/31/2008	$10.69	$11.34	43,083.6
1/1/2009 to 12/31/2009	$11.34	$10.96	40,001.8
1/1/2010 to 12/31/2010	$10.96	$11.74	33,429.5
1/1/2011 to 12/31/2011	$11.74	$12.28	31,834.5
1/1/2012 to 12/31/2012	$12.28	$12.38	28,905.1
1/1/2013 to 12/31/2013	$12.38	$11.785884	27,633.064
BlackRock High Yield V.I.
3/4/2005 to 12/31/2005	$10.47	$10.39	3,150.6358
1/1/2006 to 12/31/2006	$10.39	$11.20	9,442.2648
1/1/2007 to 12/31/2007	$11.20	$11.29	17,211.8
1/1/2008 to 12/31/2008	$11.29	$7.87	12,999.0
1/1/2009 to 12/31/2009	$7.87	$12.12	11,276.7
1/1/2010 to 12/31/2010	$12.12	$13.77	38,809.3
1/1/2011 to 12/31/2011	$13.77	$14.00	35,580.5
1/1/2012 to 12/31/2012	$14.00	$15.94	33,928.0
1/1/2013 to 12/31/2013	$15.94	$17.147869	67,600.136
BlackRock S&P 500 Index V.I.
3/4/2005 to 12/31/2005	$10.97	$11.18	17,457.7228
1/1/2006 to 12/31/2006	$11.18	$12.71	19,382.7941
1/1/2007 to 12/31/2007	$12.71	$13.18	18,835.3
1/1/2008 to 12/31/2008	$13.18	$8.14	23,655.1
1/1/2009 to 12/31/2009	$8.14	$10.11	30,951.1
1/1/2010 to 12/31/2010	$10.11	$11.42	29,552.4
1/1/2011 to 12/31/2011	$11.42	$11.43	49,548.0
1/1/2012 to 12/31/2012	$11.43	$13.00	53,477.8
1/1/2013 to 12/31/2013	$13.00	$16.874645	52,764.720
BlackRock International V.I.
3/4/2005 to 12/31/2005	$12.01	$12.69	13,669.3608
1/1/2006 to 12/31/2006	$12.69	$15.98	39,968.8102
1/1/2007 to 12/31/2007	$15.98	$17.35	45,565.5
1/1/2008 to 12/31/2008	$17.35	$9.82	45,895.0
1/1/2009 to 12/31/2009	$9.82	$12.56	36,960.3
1/1/2010 to 12/31/2010	$12.56	$13.17	33,570.8
1/1/2011 to 12/31/2011	$13.17	$11.19	35,809.7
1/1/2012 to 12/31/2012	$11.19	$12.67	31,933.9
1/1/2013 to 12/31/2013	$12.67	$15.303561	26,311.072

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Large Cap Core V.I.
3/4/2005 to 12/31/2005	$11.74	$12.52	21,707.5322
1/1/2006 to 12/31/2006	$12.52	$14.13	85,5,71.4922
1/1/2007 to 12/31/2007	$14.13	$15.07	92813.3
1/1/2008 to 12/31/2008	$15.07	$9.08	74,832.9
1/1/2009 to 12/31/2009	$9.08	$10.95	60,606.2
1/1/2010 to 12/31/2010	$10.95	$11.76	49,238.3
1/1/2011 to 12/31/2011	$11.76	$11.86	31,081.1
1/1/2012 to 12/31/2012	$11.86	$13.15	28,017.8
1/1/2013 to 12/31/2013	$13.15	$17.291702	25,558.842
BlackRock Large Cap Growth V.I.
3/4/2005 to 12/31/2005	$11.22	$12.19	53,552.9172
1/1/2006 to 12/31/2006	$12.19	$12.86	100,507.4159
1/1/2007 to 12/31/2007	$12.86	$13.72	126,234.1
1/1/2008 to 12/31/2008	$13.72	$8.01	112,932.5
1/1/2009 to 12/31/2009	$8.01	$9.99	301,820.0
1/1/2010 to 12/31/2010	$9.99	$11.36	94,924.1
1/1/2011 to 12/31/2011	$11.36	$11.46	124,812.6
1/1/2012 to 12/31/2012	$11.46	$12.99	111,050.2
1/1/2013 to 12/31/2013	$12.99	$17.118994	114,747.399
BlackRock Large Cap Value V.I.
3/4/2005 to 12/31/2005	$11.99	$12.86	109,742.2603
1/1/2006 to 12/31/2006	$12.86	$14.68	57,418.4542
1/1/2007 to 12/31/2007	$14.68	$15.30	73,591.6
1/1/2008 to 12/31/2008	$15.30	$9.44	67,311.1
1/1/2009 to 12/31/2009	$9.44	$10.63	49,126.9
1/1/2010 to 12/31/2010	$10.63	$11.36	48,102.0
1/1/2011 to 12/31/2011	$11.36	$11.10	38.418.2
1/1/2012 to 12/31/2012	$11.10	$12.40	35,492.2
1/1/2013 to 12/31/2013	$12.40	$16.308909	43,571.834
BlackRock Value Opportunities V.I.
3/4/2005 to 12/31/2005	$11.04	$12.01	6,167.0847
1/1/2006 to 12/31/2006	$12.01	$13.34	5,400.9767
1/1/2007 to 12/31/2007	$13.34	$13.01	14,441.3
1/1/2008 to 12/31/2008	$13.01	$7.68	34,449.2
1/1/2009 to 12/31/2009	$7.68	$9.69	37,642.0
1/1/2010 to 12/31/2010	$9.69	$12.28	35,293.4
1/1/2011 to 12/31/2011	$12.28	$11.79	26,178.6
1/1/2012 to 12/31/2012	$11.79	$13.18	25,485.2
1/1/2013 to 12/31/2013	$13.18	$18.467179	22,062.432
BlackRock Global Opportunities V.I.
5/1/2008 to 12/31/2008	$10.10	$5.77	0.0
1/1/2009 to 12/31/2009	$5.77	$7.69	2,766.6
1/1/2010 to 12/31/2010	$7.69	$8.40	2,727.0
1/1/2011 to 12/31/2011	$8.40	$7.23	2,687.7
1/1/2012 to 12/31/2012	$7.23	$8.13	0.0
1/1/2013 to 12/31/2013	$8.13	$10.360488	2,440.627
Davis Value
3/4/2005 to 12/31/2005	$11.12	$11.64	52,892.9183
1/1/2006 to 12/31/2006	$11.64	$13.18	261,522.4688
1/1/2007 to 12/31/2007	$13.18	$13.57	165,088.6
1/1/2008 to 12/31/2008	$13.57	$7.97	155,847.1
1/1/2009 to 12/31/2009	$7.97	$10.29	307,598.9
1/1/2010 to 12/31/2010	$10.29	$11.42	142,138.9
1/1/2011 to 12/31/2011	$11.42	$10.77	146,104.3
1/1/2012 to 12/31/2012	$10.77	$11.98	129,823.9
1/1/2013 to 12/31/2013	$11.98	$15.733087	119,831.870

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Dreyfus VIF Appreciation
3/4/2005 to 12/31/2005	$11.06	$10.93	128,987.7181
1/1/2006 to 12/31/2006	$10.93	$12.52	168,317.6468
1/1/2007 to 12/31/2007	$12.52	$13.18	156,833.0
1/1/2008 to 12/31/2008	$13.18	$9.12	164,871.9
1/1/2009 to 12/31/2009	$9.12	$10.98	11,980.5
1/1/2010 to 12/31/2010	$10.98	$12.45	106,561.2
1/1/2011 to 12/31/2011	$12.45	$13.34	92,108.3
1/1/2012 to 12/31/2012	$13.34	$14.47	61,517.0
1/1/2013 to 12/31/2013	$14.47	$17.223498	42,834.841
Eaton Vance Floating-Rate Income
3/4/2005 to 12/31/2005	$10.10	$10.28	73,823.4395
1/1/2006 to 12/31/2006	$10.28	$10.69	229,899.9327
1/1/2007 to 12/31/2007	$10.69	$10.70	48,693.1
1/1/2008 to 12/31/2008	$10.70	$7.67	26,815.4
1/1/2009 to 12/31/2009	$7.67	$10.92	27,001.9
1/1/2010 to 12/31/2010	$10.92	$11.74	28,320.6
1/1/2011 to 12/31/2011	$11.74	$11.86	21,936.3
1/1/2012 to 12/31/2012	$11.86	$12.54	17,677.2
1/1/2013 to 12/31/2013	$12.54	$12.830787	19,315.811
Eaton Vance Large-Cap Value
5/1/2007 to 12/31/2007	$10.38	$10.51	132,653.3
1/1/2008 to 12/31/2008	$10.51	$6.73	109,315.8
1/1/2009 to 12/31/2009	$6.73	$7.84	226,811.8
1/1/2010 to 12/31/2010	$7.84	$8.92	305,895.8
1/1/2011 to 12/31/2011	$8.92	$8.27	253,394.7
1/1/2012 to 12/31/2012	$8.27	$9.37	170,517.6
1/1/2013 to 12/31/2013	$9.37	$11.887941	142,351.369
Federated Managed Tail Risk Fund II
3/4/2005 to 12/31/2005	$10.95	$10.87	2,055.5192
1/1/2006 to 12/31/2006	$10.87	$12.43	5,384.6738
1/1/2007 to 12/31/2007	$12.43	$13.44	149,773.0
1/1/2008 to 12/31/2008	$13.44	$9.34	156,375.0
1/1/2009 to 12/31/2009	$9.34	$10.43	181,645.2
1/1/2010 to 12/31/2010	$10.43	$11.61	8,222.0
1/1/2011 to 12/31/2011	$11.61	$10.82	4,823.8
1/1/2012 to 12/31/2012	$10.82	$11.73	4,647.8
1/1/2013 to 12/31/2013	$11.73	$13.446687	4,436.748
Federated Kaufmann
3/4/2005 to 12/31/2005	$11.34	$12.49	15,751.4051
1/1/2006 to 12/31/2006	$12.49	$14.12	27,615.2902
1/1/2007 to 12/31/2007	$14.12	$16.82	77,740.9
1/1/2008 to 12/31/2008	$16.82	$9.63	52,496.6
1/1/2009 to 12/31/2009	$9.63	$12.28	49,251.8
1/1/2010 to 12/31/2010	$12.28	$14.26	20,937.5
1/1/2011 to 12/31/2011	$14.26	$12.17	18,654.6
1/1/2012 to 12/31/2012	$12.17	$14.05	10,768.4
1/1/2013 to 12/31/2013	$14.05	$19.372154	10,469.970
Templeton Foreign VIP Fund(1)
3/4/2005 to 12/31/2005	$11.65	$12.28	39,061.3829
1/1/2006 to 12/31/2006	$12.28	$14.70	62,958.7394
1/1/2007 to 12/31/2007	$14.70	$16.72	60,442.5
1/1/2008 to 12/31/2008	$16.72	$9.82	59,037.5
1/1/2009 to 12/31/2009	$9.82	$13.25	56,683.4
1/1/2010 to 12/31/2010	$13.25	$14.16	51,696.6
1/1/2011 to 12/31/2011	$14.16	$12.46	44,310.7
1/1/2012 to 12/31/2012	$12.46	$14.52	38,523.3
1/1/2013 to 12/31/2013	$14.52	$17.585125	29,825.608

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Templeton Growth VIP Fund(2)
3/4/2005 to 12/31/2005	$11.46	$11.89	39,999.247
1/1/2006 to 12/31/2006	$11.89	$14.27	11,185.4297
1/1/2007 to 12/31/2007	$14.27	$14.38	8,504.8
1/1/2008 to 12/31/2008	$14.38	$8.17	6,437.2
1/1/2009 to 12/31/2009	$8.17	$10.55	6,200.2
1/1/2010 to 12/31/2010	$10.55	$11.17	3,007.3
1/1/2011 to 12/31/2011	$11.17	$10.24	3,101.2
1/1/2012 to 12/31/2012	$10.24	$12.21	1,083.7
1/1/2013 to 12/31/2013	$12.21	$15.731634	986.662
Janus Aspen Forty
5/1/2007 to 12/31/2007	$10.60	$13.40	326,148.9
1/1/2008 to 12/31/2008	$13.40	$7.35	144,056.1
1/1/2009 to 12/31/2009	$7.35	$10.58	220,314.9
1/1/2010 to 12/31/2010	$10.58	$11.10	22,918.5
1/1/2011 to 12/31/2011	$11.10	$10.17	20,576.5
1/1/2012 to 12/31/2012	$10.17	$12.41	18,199.9
1/1/2013 to 12/31/2013	$12.41	$16.003473	19,787.031
Janus Aspen – Enterprise
5/1/2007 to 12/31/2007	$10.58	$11.60	66,348.6
1/1/2008 to 12/31/2008	$11.60	$6.42	43,286.2
1/1/2009 to 12/31/2009	$6.42	$9.13	35,793.9
1/1/2010 to 12/31/2010	$9.13	$11.29	5,320.7
1/1/2011 to 12/31/2011	$11.29	$10.94	4,739.8
1/1/2012 to 12/31/2012	$10.94	$12.61	4,307.6
1/1/2013 to 12/31/2013	$12.61	$16.402194	4,275.885
Oppenheimer Capital Appreciation
3/4/2005 to 12/31/2005	$10.75	$11.17	6,166.8349
1/1/2006 to 12/31/2006	$11.17	$11.85	9,097.7789
1/1/2007 to 12/31/2007	$11.85	$13.29	6,361.8
1/1/2008 to 12/31/2008	$13.29	$7.11	4,681.4
1/1/2009 to 12/31/2009	$7.11	$10.10	4,672.9
1/1/2010 to 12/31/2010	$10.10	$10.86	4,665.5
1/1/2011 to 12/31/2011	$10.86	$10.55	4,659.4
1/1/2012 to 12/31/2012	$10.55	$11.83	4,653.3
1/1/2013 to 12/31/2013	$11.83	$15.084067	5,019.244
Oppenheimer Main Street/VA
3/4/2005 to 12/31/2005	$10.95	$11.28	3,878.9727
1/1/2006 to 12/31/2006	$11.28	$12.76	5,842.5374
1/1/2007 to 12/31/2007	$12.76	$13.09	4,265.2
1/1/2008 to 12/31/2008	$13.09	$7.91	4,914.0
1/1/2009 to 12/31/2009	$7.91	$9.98	1,893.9
1/1/2010 to 12/31/2010	$9.98	$11.38	715.1
1/1/2011 to 12/31/2011	$11.38	$11.18	709.8
1/1/2012 to 12/31/2012	$11.18	$12.84	704.8
1/1/2013 to 12/31/2013	$12.84	$16.630116	1,044.214
Oppenheimer Main Street Small Cap Fund®/VA
3/4/2005 to 12/31/2005	$11.50	$12.32	20,895.0294
1/1/2006 to 12/31/2006	$12.32	$13.92	13,442.5473
1/1/2007 to 12/31/2007	$13.92	$13.52	29,132.2
1/1/2008 to 12/31/2008	$13.52	$8.26	22,247.7
1/1/2009 to 12/31/2009	$8.26	$11.13	17,551.9
1/1/2010 to 12/31/2010	$11.13	$13.50	14,768.5
1/1/2011 to 12/31/2011	$13.50	$12.98	13,698.1
1/1/2012 to 12/31/2012	$12.98	$15.05	11,544.0
1/1/2013 to 12/31/2013	$15.05	$20.847378	10,842.883

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Pioneer Emerging Markets VCT
5/1/2006 to 12/31/2006	$11.04	$11.94	8,605.5574
1/1/2007 to 12/31/2007	$11.94	$16.76	14,764.9
1/1/2008 to 12/31/2008	$16.76	$6.88	17,673.7
1/1/2009 to 12/31/2009	$6.88	$11.80	52,486.9
1/1/2010 to 12/31/2010	$11.80	$13.44	17,056.4
1/1/2011 to 12/31/2011	$13.44	$10.12	16,003.5
1/1/2012 to 12/31/2012	$10.12	$11.13	8,701.7
1/1/2013 to 12/31/2013	$11.13	$10.721580	12,059.353
Pioneer Fund VCT
3/4/2005 to 12/31/2005	$11.03	$11.35	67,498.1735
1/1/2006 to 12/31/2006	$11.35	$13.00	288,107.5085
1/1/2007 to 12/31/2007	$13.00	$13.42	5,949.5
1/1/2008 to 12/31/2008	$13.42	$8.68	5,478.6
1/1/2009 to 12/31/2009	$8.68	$10.68	6,032.8
1/1/2010 to 12/31/2010	$10.68	$12.18	4,795.3
1/1/2011 to 12/31/2011	$12.18	$11.45	4,089.9
1/1/2012 to 12/31/2012	$11.45	$12.40	4,078.8
1/1/2013 to 12/31/2013	$12.40	$16.246884	4,048.764
Pioneer High Yield VCT
3/4/2005 to 12/31/2005	$10.37	$10.29	38,967.4081
1/1/2006 to 12/31/2006	$10.29	$10.97	20,512.459
1/1/2007 to 12/31/2007	$10.97	$11.41	19,781.8
1/1/2008 to 12/31/2008	$11.41	$7.22	5,012.9
1/1/2009 to 12/31/2009	$7.22	$11.39	37,279.9
1/1/2010 to 12/31/2010	$11.39	$13.20	6,883.3
1/1/2011 to 12/31/2011	$13.20	$12.74	6,600.9
1/1/2012 to 12/31/2012	$12.74	$14.52	5,884.8
1/1/2013 to 12/31/2013	$14.52	$15.986047	5,582.513
Pioneer Real Estate Shares VCT
5/1/2008 to 12/31/2008	$11.60	$6.29	36,457.9
1/1/2009 to 12/31/2009	$6.29	$8.15	34,867.8
1/1/2010 to 12/31/2010	$8.15	$10.31	2,708.5
1/1/2011 to 12/31/2011	$10.31	$11.14	2,055.5
1/1/2012 to 12/31/2012	$11.14	$12.73	1,940.1
1/1/2013 to 12/31/2013	$12.73	$12.715688	2,457.376
PIMCO CommodityRealReturn® Strategy
3/4/2005 to 12/31/2005	$10.61	$11.39	106,711.2096
1/1/2006 to 12/31/2006	$11.39	$10.86	172,217.4904
1/1/2007 to 12/31/2007	$10.86	$13.17	169,204.6
1/1/2008 to 12/31/2008	$13.17	$7.28	127,634.9
1/1/2009 to 12/31/2009	$7.28	$10.14	104,718.3
1/1/2010 to 12/31/2010	$10.14	$12.43	99,462.5
1/1/2011 to 12/31/2011	$12.43	$11.31	84,484.4
1/1/2012 to 12/31/2012	$11.31	$11.73	73,422.6
1/1/2013 to 12/31/2013	$11.73	$9.850064	78,592.671
PIMCO Low Duration
4/27/2007 to 12/31/2007	$10.03	$10.49	34,582.8
1/1/2008 to 12/31/2008	$10.49	$10.28	45,563.0
1/1/2009 to 12/31/2009	$10.28	$11.47	41,007.7
1/1/2010 to 12/31/2010	$11.47	$11.89	133,963.6
1/1/2011 to 12/31/2011	$11.89	$11.83	96,153.2
1/1/2012 to 12/31/2012	$11.83	$12.33	162,362.7
1/1/2013 to 12/31/2013	$12.33	$12.113749	233,744.012

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
PIMCO Real Return
3/4/2005 to 12/31/2005	$10.23	$10.28	29,611.4333
1/1/2006 to 12/31/2006	$10.28	$10.19	44,612.4511
1/1/2007 to 12/31/2007	$10.19	$11.09	241,031.4
1/1/2008 to 12/31/2008	$11.09	$10.15	219,496.7
1/1/2009 to 12/31/2009	$10.15	$11.82	129,765.9
1/1/2010 to 12/31/2010	$11.82	$12.58	148,255.0
1/1/2011 to 12/31/2011	$12.58	$13.83	121,692.3
1/1/2012 to 12/31/2012	$13.83	$14.80	157,820.3
1/1/2013 to 12/31/2013	$14.80	$13.225496	143,415.397
PIMCO Total Return
3/4/2005 to 12/31/2005	$10.09	$10.18	321,453.7467
1/1/2006 to 12/31/2006	$10.18	$10.40	612,987.6404
1/1/2007 to 12/31/2007	$10.40	$11.13	796,986.8
1/1/2008 to 12/31/2008	$11.13	$11.48	905,330.3
1/1/2009 to 12/31/2009	$11.48	$12.89	752,366.3
1/1/2010 to 12/31/2010	$12.89	$13.72	589,345.7
1/1/2011 to 12/31/2011	$13.72	$13.99	498,561.5
1/1/2012 to 12/31/2012	$13.99	$15.09	541,734.7
1/1/2013 to 12/31/2013	$15.09	$14.558621	464,475.407
TA AllianceBernstein Dynamic Allocation
5/1/2008 to 12/31/2008	$10.49	$6.76	0.0
1/1/2009 to 12/31/2009	$6.76	$8.73	1,894.9
1/1/2010 to 12/31/2010	$8.73	$9.38	1,728.0
1/1/2011 to 12/31/2011	$9.38	$9.38	1,655.5
1/1/2012 to 12/31/2012	$9.38	$9.77	1,321.4
1/1/2013 to 12/31/2013	$9.77	$10.274442	1,118.126
TA WMC Diversified Growth
5/1/2008 to 12/31/2008	$10.83	$6.14	0.0
1/1/2009 to 12/31/2009	$6.14	$7.79	0.0
1/1/2010 to 12/31/2010	$7.79	$9.01	350,280.2
1/1/2011 to 12/31/2011	$9.01	$8.52	347,161.0
1/1/2012 to 12/31/2012	$8.52	$9.46	274,232.7
1/1/2013 to 12/31/2013	$9.46	$12.304188	157,381.070
TA Morgan Stanley Mid Cap Growth
12/30/2011 to 12/31/2011	$10.00	$10.00	96,017.2
1/1/2012 to 12/31/2012	$10.00	$10.70	97,476.0
1/1/2013 to 12/31/2013	$10.70	$14.624907	81,193.751
TA Systematic Small/Mid Cap Value
5/1/2008 to 12/31/2008	$10.41	$6.09	245.5
1/1/2009 to 12/31/2009	$6.09	$8.57	4,108.0
1/1/2010 to 12/31/2010	$8.57	$10.97	36,768.6
1/1/2011 to 12/31/2011	$10.97	$10.49	36,130.9
1/1/2012 to 12/31/2012	$10.49	$11.98	32,110.4
1/1/2013 to 12/31/2013	$11.98	$16.036206	117,064.293
Invesco V.I. Comstock Fund
3/4/2005 to 12/31/2005	$11.01	$11.19	118,166.7764
1/1/2006 to 12/31/2006	$11.19	$12.81	50,234.425
1/1/2007 to 12/31/2007	$12.81	$12.35	32,855.1
1/1/2008 to 12/31/2008	$12.35	$7.82	35,552.1
1/1/2009 to 12/31/2009	$7.82	$9.91	39,446.5
1/1/2010 to 12/31/2010	$9.91	$11.31	257,353.1
1/1/2011 to 12/31/2011	$11.31	$10.93	272,323.7
1/1/2012 to 12/31/2012	$10.93	$12.82	194,407.3
1/1/2013 to 12/31/2013	$12.82	$17.154082	184,960.108

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Wanger International
4/27/2007 to 12/31/07	$10.74	$11.25	32,170.2
1/1/2008 to 12/31/2008	$11.25	$6.02	33,591.8
1/1/2009 to 12/31/2009	$6.02	$8.88	30,338.3
1/1/2010 to 12/31/2010	$8.88	$10.91	128,109.8
1/1/2011 to 12/31/2011	$10.91	$9.17	130,345.9
1/1/2012 to 12/31/2012	$9.17	$10.97	106,508.8
1/1/2013 to 12/31/2013	$10.97	$13.214305	129,275.344
Wanger USA
3/4/2005 to 12/31/2005	$11.54	$12.49	38,124.9833
1/1/2006 to 12/31/2006	$12.49	$13.26	149,876.7977
1/1/2007 to 12/31/2007	$13.26	$13.75	13,892.6
1/1/2008 to 12/31/2008	$13.75	$8.16	42,931.1
1/1/2009 to 12/31/2009	$8.16	$11.42	35,364.9
1/1/2010 to 12/31/2010	$11.42	$13.87	32,636.1
1/1/2011 to 12/31/2011	$13.87	$13.18	28,954.4
1/1/2012 to 12/31/2012	$13.18	$15.56	25,701.0
1/1/2013 to 12/31/2013	$15.56	$20.483571	32,006.059

Class C

(if you purchased your contract on or after June 23, 2008)

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Invesco V.I. Value Opportunities Fund
6/23/2008 to 12/31/2008	$10.92	$6.05	0.0
1/1/2009 to 12/31/2009	$6.05	$8.81	0.0
1/1/2010 to 12/31/2010	$8.81	$9.30	0.0
1/1/2011 to 12/31/2011	$9.30	$8.86	0.0
1/1/2012 to 12/31/2012	$8.86	$10.26	0.0
1/1/2013 to 12/31/2013	$10.26	$13.487697	0.0
Invesco V.I. Mid Cap Core Equity Fund
6/23/2008 to 12/31/2008	$12.90	$9.43	0.0
1/1/2009 to 12/31/2009	$9.43	$12.08	8,854.1
1/1/2010 to 12/31/2010	$12.08	$13.55	524.1
1/1/2011 to 12/31/2011	$13.55	$12.47	525.5
1/1/2012 to 12/31/2012	$12.47	$13.61	185.3
1/1/2013 to 12/31/2013	$13.61	$17.232227	4,655.298
AllianceBernstein VPS International Value
6/23/2008 to 12/31/2008	$9.00	$4.80	0.0
1/1/2009 to 12/31/2009	$4.80	$6.36	851.5
1/1/2010 to 12/31/2010	$6.36	$6.54	906.8
1/1/2011 to 12/31/2011	$6.54	$5.19	1,086.2
1/1/2012 to 12/31/2012	$5.19	$5.84	1,084.3
1/1/2013 to 12/31/2013	$5.84	$7.067340	973.356
AllianceBernstein VPS Small/Mid Cap Value
6/23/2008 to 12/31/2008	$12.66	$8.32	1,675.0
1/1/2009 to 12/31/2009	$8.32	$11.69	3,379.8
1/1/2010 to 12/31/2010	$11.69	$14.59	2,953.8
1/1/2011 to 12/31/2011	$14.59	$13.14	1,375.9
1/1/2012 to 12/31/2012	$13.14	$15.34	1,379.0
1/1/2013 to 12/31/2013	$15.34	$20.818801	4,736.470
AllianceBernstein VPS Value
6/23/2008 to 12/31/2008	$10.94	$7.43	0.0
1/1/2009 to 12/31/2009	$7.43	$8.85	1,889.3
1/1/2010 to 12/31/2010	$8.85	$9.73	1,999.1
1/1/2011 to 12/31/2011	$9.73	$9.23	2,034.1
1/1/2012 to 12/31/2012	$9.23	$10.50	1,494.2
1/1/2013 to 12/31/2013	$10.50	$14.127185	1,265.199
American Century VP Ultra
6/23/2008 to 12/31/2008	$11.10	$7.17	0.0
1/1/2009 to 12/31/2009	$7.17	$9.47	0.0
1/1/2010 to 12/31/2010	$9.47	$10.81	0.0
1/1/2011 to 12/31/2011	$10.81	$10.75	0.0
1/1/2012 to 12/31/2012	$10.75	$12.04	0.0
1/1/2013 to 12/31/2013	$12.04	$16.221445	0.0
AFIS Asset Allocation Fund
6/23/2008 to 12/31/2008	$12.42	$9.14	0.0
1/1/2009 to 12/31/2009	$9.14	$11.13	7,570.7
1/1/2010 to 12/31/2010	$11.13	$12.30	7,412.0
1/1/2011 to 12/31/2011	$12.30	$12.23	7,160.7
1/1/2012 to 12/31/2012	$12.23	$13.95	6,778.0
1/1/2013 to 12/31/2013	$13.95	$16.936304	6,494.617

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AFIS Bond Fund
6/23/2008 to 12/31/2008	$10.65	$9.60	9,422.4
1/1/2009 to 12/31/2009	$9.60	$10.61	40,777.9
1/1/2010 to 12/31/2010	$10.61	$11.09	2,948.6
1/1/2011 to 12/31/2011	$11.09	$11.56	2,818.6
1/1/2012 to 12/31/2012	$11.56	$11.95	2,850.6
1/1/2013 to 12/31/2013	$11.95	$11.482306	3,608.503
AFIS Growth Fund
6/23/2008 to 12/31/2008	$14.00	$8.24	37,971.2
1/1/2009 to 12/31/2009	$8.24	$11.28	47,906.1
1/1/2010 to 12/31/2010	$11.28	$13.15	37,202.7
1/1/2011 to 12/31/2011	$13.15	$12.36	25,995.3
1/1/2012 to 12/31/2012	$12.36	$14.30	23,642.6
1/1/2013 to 12/31/2013	$14.30	$18.261388	19,138.728
AFIS Growth-Income Fund
6/23/2008 to 12/31/2008	$11.84	$7.96	590.1
1/1/2009 to 12/31/2009	$7.96	$10.26	2,458.9
1/1/2010 to 12/31/2010	$10.26	$11.22	3,992.8
1/1/2011 to 12/31/2011	$11.22	$10.82	3,767.7
1/1/2012 to 12/31/2012	$10.82	$12.47	3,362.7
1/1/2013 to 12/31/2013	$12.47	$16.346593	12,216.970
AFIS International Fund
6/23/2008 to 12/31/2008	$16.21	$10.46	15,570.9
1/1/2009 to 12/31/2009	$10.46	$14.69	44,110.3
1/1/2010 to 12/31/2010	$14.69	$15.47	54,473.9
1/1/2011 to 12/31/2011	$15.47	$13.06	54,399.1
1/1/2012 to 12/31/2012	$13.06	$15.12	44,501.4
1/1/2013 to 12/31/2013	$15.12	$18.055860	46,649.158
BlackRock Basic Value V.I.
6/23/2008 to 12/31/2008	$11.77	$8.19	4,549.8
1/1/2009 to 12/31/2009	$8.19	$10.56	38,564.3
1/1/2010 to 12/31/2010	$10.56	$11.71	1,384.8
1/1/2011 to 12/31/2011	$11.71	$11.24	1,375.4
1/1/2012 to 12/31/2012	$11.24	$12.60	1,243.8
1/1/2013 to 12/31/2013	$12.60	$17.100268	1,044.358
BlackRock Total Return V.I.
6/23/2008 to 12/31/2008	$10.33	$9.13	0.0
1/1/2009 to 12/31/2009	$9.13	$10.58	0.0
1/1/2010 to 12/31/2010	$10.58	$11.40	1,459.3
1/1/2011 to 12/31/2011	$11.40	$11.90	1,267.9
1/1/2012 to 12/31/2012	$11.90	$12.66	1,164.6
1/1/2013 to 12/31/2013	$12.66	$12.309745	1,243.905
BlackRock Money Market V.I.
6/23/2008 to 12/31/2008	$10.75	$10.78	14,737.6
1/1/2009 to 12/31/2009	$10.78	$10.61	11,048.4
1/1/2010 to 12/31/2010	$10.61	$10.43	6,256.5
1/1/2011 to 12/31/2011	$10.43	$10.26	5,987.6
1/1/2012 to 12/31/2012	$10.26	$10.09	5,943.2
1/1/2013 to 12/31/2013	$10.09	$9.917398	17,303.086

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Capital Appreciation V.I.
6/23/2008 to 12/31/2008	$12.71	$8.26	9,320.1
1/1/2009 to 12/31/2009	$8.26	$11.05	41,352.4
1/1/2010 to 12/31/2010	$11.05	$12.98	57,289.0
1/1/2011 to 12/31/2011	$12.98	$11.63	64,345.3
1/1/2012 to 12/31/2012	$11.63	$13.02	53,863.9
1/1/2013 to 12/31/2013	$13.02	$17.128644	27,418.600
BlackRock Global Allocation V.I.
6/23/2008 to 12/31/2008	$15.19	$12.36	44,517.2
1/1/2009 to 12/31/2009	$12.36	$14.73	130,663.9
1/1/2010 to 12/31/2010	$14.73	$15.94	111,399.1
1/1/2011 to 12/31/2011	$15.94	$15.13	101,341.0
1/1/2012 to 12/31/2012	$15.13	$16.40	105,742.8
1/1/2013 to 12/31/2013	$16.40	$18.505812	114,247.689
BlackRock U.S. Government Bond V.I.
6/23/2008 to 12/31/2008	$10.58	$11.30	0.0
1/1/2009 to 12/31/2009	$11.30	$10.91	3,982.8
1/1/2010 to 12/31/2010	$10.91	$11.67	3,935.7
1/1/2011 to 12/31/2011	$11.67	$12.20	3,835.1
1/1/2012 to 12/31/2012	$12.20	$12.28	3,907.8
1/1/2013 to 12/31/2013	$12.28	$11.677745	1,273.136
BlackRock High Yield V.I.
6/23/2008 to 12/31/2008	$11.25	$7.83	0.0
1/1/2009 to 12/31/2009	$7.83	$12.06	2,363.3
1/1/2010 to 12/31/2010	$12.06	$13.68	12,436.1
1/1/2011 to 12/31/2011	$13.68	$13.90	13,152.0
1/1/2012 to 12/31/2012	$13.90	$15.81	12,885.4
1/1/2013 to 12/31/2013	$15.81	$16.990561	25,931.642
BlackRock S&P 500 Index V.I.
6/23/2008 to 12/31/2008	$11.79	$8.11	7,975.8
1/1/2009 to 12/31/2009	$8.11	$10.06	29,850.2
1/1/2010 to 12/31/2010	$10.06	$11.35	28,361.1
1/1/2011 to 12/31/2011	$11.35	$11.35	31,793.1
1/1/2012 to 12/31/2012	$11.35	$12.90	48,405.2
1/1/2013 to 12/31/2013	$12.90	$16.719860	43,203.543
BlackRock International V.I.
6/23/2008 to 12/31/2008	$15.15	$9.77	0.0
1/1/2009 to 12/31/2009	$9.77	$12.49	3,913.0
1/1/2010 to 12/31/2010	$12.49	$13.09	3,929.6
1/1/2011 to 12/31/2011	$13.09	$11.11	3,389.2
1/1/2012 to 12/31/2012	$11.11	$12.56	3,076.4
1/1/2013 to 12/31/2013	$12.56	$15.163189	2,862.880
BlackRock Large Cap Core V.I.
6/23/2008 to 12/31/2008	$13.33	$9.04	0.0
1/1/2009 to 12/31/2009	$9.04	$10.90	3,499.7
1/1/2010 to 12/31/2010	$10.90	$11.69	3,462.1
1/1/2011 to 12/31/2011	$11.69	$11.77	3,325.4
1/1/2012 to 12/31/2012	$11.77	$13.04	3,206.3
1/1/2013 to 12/31/2013	$13.04	$17.133190	2,716.423

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Large Cap Growth V.I.
6/23/2008 to 12/31/2008	$11.99	$7.97	0.0
1/1/2009 to 12/31/2009	$7.97	$9.94	49,305.4
1/1/2010 to 12/31/2010	$9.94	$11.29	6,817.8
1/1/2011 to 12/31/2011	$11.29	$11.37	2,617.0
1/1/2012 to 12/31/2012	$11.37	$12.88	2,478.2
1/1/2013 to 12/31/2013	$12.88	$16.962003	2,408.228
BlackRock Large Cap Value V.I.
6/23/2008 to 12/31/2008	$13.70	$9.40	0.0
1/1/2009 to 12/31/2009	$9.40	$10.57	4,388.4
1/1/2010 to 12/31/2010	$10.57	$11.29	4,157.2
1/1/2011 to 12/31/2011	$11.29	$11.02	1,381.0
1/1/2012 to 12/31/2012	$11.02	$12.30	1,320.4
1/1/2013 to 12/31/2013	$12.30	$16.159382	1,244.381
BlackRock Value Opportunities V.I.
6/23/2008 to 12/31/2008	$12.20	$7.64	0.0
1/1/2009 to 12/31/2009	$7.64	$9.64	0.0
1/1/2010 to 12/31/2010	$9.64	$12.20	0.0
1/1/2011 to 12/31/2011	$12.20	$11.71	0.0
1/1/2012 to 12/31/2012	$11.71	$13.07	0.0
1/1/2013 to 12/31/2013	$13.07	$18.297800	3,239.733
BlackRock Global Opportunities V.I.
6/23/2008 to 12/31/2008	$9.42	$5.77	13,782.8
1/1/2009 to 12/31/2009	$5.77	$7.68	12,745.5
1/1/2010 to 12/31/2010	$7.68	$8.37	12,627.2
1/1/2011 to 12/31/2011	$8.37	$7.20	13,519.7
1/1/2012 to 12/31/2012	$7.20	$8.09	13,356.6
1/1/2013 to 12/31/2013	$8.09	$10.302237	15,491.071
Davis Value
6/23/2008 to 12/31/2008	$12.24	$7.93	7,902.2
1/1/2009 to 12/31/2009	$7.93	$10.23	57,302.3
1/1/2010 to 12/31/2010	$10.23	$11.34	9,944.9
1/1/2011 to 12/31/2011	$11.34	$10.69	4,850.9
1/1/2012 to 12/31/2012	$10.69	$11.88	4,169.9
1/1/2013 to 12/31/2013	$11.88	$15.588717	4,208.510
Dreyfus VIF Appreciation
6/23/2008 to 12/31/2008	$12.13	$9.08	6,979.8
1/1/2009 to 12/31/2009	$9.08	$10.93	5,967.4
1/1/2010 to 12/31/2010	$10.93	$12.37	33,524.4
1/1/2011 to 12/31/2011	$12.37	$13.24	31,468.0
1/1/2012 to 12/31/2012	$13.24	$14.35	25,923.9
1/1/2013 to 12/31/2013	$14.35	$17.065423	20,427.735
Eaton Vance Floating-Rate Income
6/23/2008 to 12/31/2008	$10.63	$7.64	0.0
1/1/2009 to 12/31/2009	$7.64	$10.86	3,754.3
1/1/2010 to 12/31/2010	$10.86	$11.67	3,153.5
1/1/2011 to 12/31/2011	$11.67	$11.78	1,825.7
1/1/2012 to 12/31/2012	$11.78	$12.44	2,122.1
1/1/2013 to 12/31/2013	$12.44	$12.713040	2,770.273
Eaton Vance Large-Cap Value
6/23/2008 to 12/31/2008	$9.93	$6.72	6,596.2
1/1/2009 to 12/31/2009	$6.72	$7.82	50,736.2
1/1/2010 to 12/31/2010	$7.82	$8.89	94,743.6
1/1/2011 to 12/31/2011	$8.89	$8.23	94,052.1
1/1/2012 to 12/31/2012	$8.23	$9.32	73,264.1
1/1/2013 to 12/31/2013	$9.32	$11.808369	57,513.112

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Federated Managed Tail Risk Fund II
6/23/2008 to 12/31/2008	$12.70	$9.30	6,816.5
1/1/2009 to 12/31/2009	$9.30	$10.38	35,594.9
1/1/2010 to 12/31/2010	$10.38	$11.54	0.0
1/1/2011 to 12/31/2011	$11.54	$10.74	0.0
1/1/2012 to 12/31/2012	$10.74	$11.64	0.0
1/1/2013 to 12/31/2013	$11.64	$13.323307	0.0
Federated Kaufmann
6/23/2008 to 12/31/2008	$14.80	$9.59	1,206.4
1/1/2009 to 12/31/2009	$9.59	$12.21	4,420.8
1/1/2010 to 12/31/2010	$12.21	$14.17	1,558.3
1/1/2011 to 12/31/2011	$14.17	$12.08	1,531.1
1/1/2012 to 12/31/2012	$12.08	$13.93	1,118.5
1/1/2013 to 12/31/2013	$13.93	$19.194401	3,935.088
Templeton Foreign VIP Fund(1)
6/23/2008 to 12/31/2008	$14.64	$9.78	0.0
1/1/2009 to 12/31/2009	$9.78	$13.18	490.9
1/1/2010 to 12/31/2010	$13.18	$14.07	504.6
1/1/2011 to 12/31/2011	$14.07	$12.37	530.1
1/1/2012 to 12/31/2012	$12.37	$14.40	225.5
1/1/2013 to 12/31/2013	$14.40	$17.423724	22.219
Templeton Growth VIP Fund(2)
6/23/2008 to 12/31/2008	$12.25	$8.14	0.0
1/1/2009 to 12/31/2009	$8.14	$10.50	1,535.9
1/1/2010 to 12/31/2010	$10.50	$11.10	1,555.3
1/1/2011 to 12/31/2011	$11.10	$10.16	1,441.1
1/1/2012 to 12/31/2012	$10.16	$12.11	1,309.9
1/1/2013 to 12/31/2013	$12.11	$15.587335	1,008.353
Janus Aspen Forty
6/23/2008 to 12/31/2008	$13.76	$7.34	14,374.6
1/1/2009 to 12/31/2009	$7.34	$10.55	64,431.7
1/1/2010 to 12/31/2010	$10.55	$11.05	14,799.9
1/1/2011 to 12/31/2011	$11.05	$10.12	6,080.5
1/1/2012 to 12/31/2012	$10.12	$12.34	5,553.4
1/1/2013 to 12/31/2013	$12.34	$15.894898	5,189.867
Janus Aspen – Enterprise
6/23/2008 to 12/31/2008	$11.27	$6.41	10,625.0
1/1/2009 to 12/31/2009	$6.41	$9.11	19,363.2
1/1/2010 to 12/31/2010	$9.11	$11.25	5,020.6
1/1/2011 to 12/31/2011	$11.25	$10.89	2,647.8
1/1/2012 to 12/31/2012	$10.89	$12.54	0.0
1/1/2013 to 12/31/2013	$12.54	$16.290914	0.0
Oppenheimer Capital Appreciation
6/23/2008 to 12/31/2008	$12.47	$7.08	0.0
1/1/2009 to 12/31/2009	$7.08	$10.05	0.0
1/1/2010 to 12/31/2010	$10.05	$10.79	0.0
1/1/2011 to 12/31/2011	$10.79	$10.48	0.0
1/1/2012 to 12/31/2012	$10.48	$11.73	0.0
1/1/2013 to 12/31/2013	$11.73	$14.945689	0.0
Oppenheimer Main Street/VA
6/23/2008 to 12/31/2008	$12.02	$7.88	0.0
1/1/2009 to 12/31/2009	$7.88	$9.92	0.0
1/1/2010 to 12/31/2010	$9.92	$11.31	0.0
1/1/2011 to 12/31/2011	$11.31	$11.10	0.0
1/1/2012 to 12/31/2012	$11.10	$12.74	248.7
1/1/2013 to 12/31/2013	$12.74	$16.477602	660.920

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Oppenheimer Main Street Small Cap Fund®/VA
6/23/2008 to 12/31/2008	$12.68	$8.22	0.0
1/1/2009 to 12/31/2009	$8.22	$11.08	419.1
1/1/2010 to 12/31/2010	$11.08	$13.42	399.9
1/1/2011 to 12/31/2011	$13.42	$12.89	0.0
1/1/2012 to 12/31/2012	$12.89	$14.93	1,210.7
1/1/2013 to 12/31/2013	$14.93	$20.656215	990.016
Pioneer Emerging Markets VCT
6/23/2008 to 12/31/2008	$14.72	$6.86	0.0
1/1/2009 to 12/31/2009	$6.86	$11.76	8,961.6
1/1/2010 to 12/31/2010	$11.76	$13.38	2,568.3
1/1/2011 to 12/31/2011	$13.38	$10.06	1,318.5
1/1/2012 to 12/31/2012	$10.06	$11.05	1,401.3
1/1/2013 to 12/31/2013	$11.05	$10.638170	1,557.409
Pioneer Fund VCT
6/23/2008 to 12/31/2008	$12.29	$8.64	0.0
1/1/2009 to 12/31/2009	$8.64	$10.62	0.0
1/1/2010 to 12/31/2010	$10.62	$12.10	0.0
1/1/2011 to 12/31/2011	$12.10	$11.37	0.0
1/1/2012 to 12/31/2012	$11.37	$12.30	0.0
1/1/2013 to 12/31/2013	$12.30	$16.097845	0.0
Pioneer High Yield VCT
6/23/2008 to 12/31/2008	$11.19	$7.19	0.0
1/1/2009 to 12/31/2009	$7.19	$11.33	8,439.3
1/1/2010 to 12/31/2010	$11.33	$13.12	1,137.9
1/1/2011 to 12/31/2011	$13.12	$12.65	0.0
1/1/2012 to 12/31/2012	$12.65	$14.40	0.0
1/1/2013 to 12/31/2013	$14.40	$15.839406	0.0
Pioneer Real Estate Shares VCT
6/23/2008 to 12/31/2008	$10.27	$6.29	1,840.2
1/1/2009 to 12/31/2009	$6.29	$8.13	6,157.8
1/1/2010 to 12/31/2010	$8.13	$10.28	0.0
1/1/2011 to 12/31/2011	$10.28	$11.10	0.0
1/1/2012 to 12/31/2012	$11.10	$12.66	998.6
1/1/2013 to 12/31/2013	$12.66	$12.642068	1,064.033
PIMCO CommodityRealReturn® Strategy
6/23/2008 to 12/31/2008	$16.66	$7.25	3,191.6
1/1/2009 to 12/31/2009	$7.25	$10.09	8,693.4
1/1/2010 to 12/31/2010	$10.09	$12.36	8,422.8
1/1/2011 to 12/31/2011	$12.36	$11.23	7,960.9
1/1/2012 to 12/31/2012	$11.23	$11.64	8,833.1
1/1/2013 to 12/31/2013	$11.64	$9.759663	11,511.163
PIMCO Low Duration
6/23/2008 to 12/31/2008	$10.50	$10.27	0.0
1/1/2009 to 12/31/2009	$10.27	$11.44	20,570.6
1/1/2010 to 12/31/2010	$11.44	$11.84	51,170.8
1/1/2011 to 12/31/2011	$11.84	$11.78	44,607.0
1/1/2012 to 12/31/2012	$11.78	$12.25	80,884.6
1/1/2013 to 12/31/2013	$12.25	$12.031614	114,097.926
PIMCO Real Return
6/23/2008 to 12/31/2008	$11.23	$10.10	19,561.7
1/1/2009 to 12/31/2009	$10.10	$11.76	36,667.8
1/1/2010 to 12/31/2010	$11.76	$12.50	49,135.2
1/1/2011 to 12/31/2011	$12.50	$13.73	42,119.1
1/1/2012 to 12/31/2012	$13.73	$14.68	55,593.0
1/1/2013 to 12/31/2013	$14.68	$13.104170	54,399.644

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
PIMCO Total Return
6/23/2008 to 12/31/2008	$11.15	$11.43	45,446.2
1/1/2009 to 12/31/2009	$11.43	$12.82	165,260.9
1/1/2010 to 12/31/2010	$12.82	$13.63	149,623.3
1/1/2011 to 12/31/2011	$13.63	$13.89	128,922.4
1/1/2012 to 12/31/2012	$13.89	$14.97	168,507.7
1/1/2013 to 12/31/2013	$14.97	$14.425085	156,705.714
TA AllianceBernstein Dynamic Allocation
6/23/2008 to 12/31/2008	$10.32	$6.75	0.0
1/1/2009 to 12/31/2009	$6.75	$8.71	0.0
1/1/2010 to 12/31/2010	$8.71	$9.35	0.0
1/1/2011 to 12/31/2011	$9.35	$9.35	0.0
1/1/2012 to 12/31/2012	$9.35	$9.72	0.0
1/1/2013 to 12/31/2013	$9.72	$10.215021	15,632.224
TA WMC Diversified Growth
6/23/2008 to 12/31/2008	$10.21	$6.14	0.0
1/1/2009 to 12/31/2009	$6.14	$7.78	0.0
1/1/2010 to 12/31/2010	$7.78	$8.98	92,090.7
1/1/2011 to 12/31/2011	$8.98	$8.49	97,213.3
1/1/2012 to 12/31/2012	$8.49	$9.42	82,079.0
1/1/2013 to 12/31/2013	$9.42	$12.232996	49,589.657
TA Morgan Stanley Mid Cap Growth
12/30/2011 to 12/31/2011	$10.00	$10.00	24,472.5
1/1/2012 to 12/31/2012	$10.00	$10.69	27,551.2
1/1/2013 to 12/31/2013	$10.69	$14.595696	23,760.437
TA Systematic Small/Mid Cap Value
6/23/2008 to 12/31/2008	$10.77	$6.09	0.0
1/1/2009 to 12/31/2009	$6.09	$8.55	0.0
1/1/2010 to 12/31/2010	$8.55	$10.94	5,698.2
1/1/2011 to 12/31/2011	$10.94	$10.45	6,092.0
1/1/2012 to 12/31/2012	$10.45	$11.92	5,941.5
1/1/2013 to 12/31/2013	$11.92	$15.943411	35,825.242
Invesco V.I. Comstock Fund
6/23/2008 to 12/31/2008	$10.53	$7.78	0.0
1/1/2009 to 12/31/2009	$7.78	$9.85	660.5
1/1/2010 to 12/31/2010	$9.85	$11.24	62,127.3
1/1/2011 to 12/31/2011	$11.24	$10.85	70,643.0
1/1/2012 to 12/31/2012	$10.85	$12.71	53,856.1
1/1/2013 to 12/31/2013	$12.71	$16.996692	50,777.671
Wanger International
6/23/2008 to 12/31/2008	$10.25	$6.01	0.0
1/1/2009 to 12/31/2009	$6.01	$8.85	0.0
1/1/2010 to 12/31/2010	$8.85	$10.87	19,970.9
1/1/2011 to 12/31/2011	$10.87	$9.13	21,697.9
1/1/2012 to 12/31/2012	$9.13	$10.91	22,046.2
1/1/2013 to 12/31/2013	$10.91	$13.124685	38,900.033
Wanger USA
6/23/2008 to 12/31/2008	$13.02	$8.13	1,424.1
1/1/2009 to 12/31/2009	$8.13	$11.36	4,581.1
1/1/2010 to 12/31/2010	$11.36	$13.78	5,517.3
1/1/2011 to 12/31/2011	$13.78	$13.08	5,811.4
1/1/2012 to 12/31/2012	$13.08	$15.43	5,226.4
1/1/2013 to 12/31/2013	$15.43	$20.295608	7,721.362

Class XC (if you purchased your contract prior to June 23, 2008)
Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Invesco V.I. Value Opportunities Fund
3/4/2005 to 12/31/2005	$11.27	$11.50	32,781.4677
1/1/2006 to 12/31/2006	$11.50	$12.80	37,044.8888
1/1/2007 to 12/31/2007	$12.80	$12.79	3,095.2
1/1/2008 to 12/31/2008	$12.79	$6.07	2,640.3
1/1/2009 to 12/31/2009	$6.07	$8.83	47,651.9
1/1/2010 to 12/31/2010	$8.83	$9.33	5,421.4
1/1/2011 to 12/31/2011	$9.33	$8.90	4,747.1
1/1/2012 to 12/31/2012	$8.90	$10.30	3,492.5
1/1/2013 to 12/31/2013	$10.30	$13.549929	3,456.324
Invesco V.I. Mid Cap Core Equity Fund
3/4/2005 to 12/31/2005	$11.07	$11.40	51,522.9811
1/1/2006 to 12/31/2006	$11.40	$12.48	88,800.0177
1/1/2007 to 12/31/2007	$12.48	$13.45	127,332.6
1/1/2008 to 12/31/2008	$13.45	$9.45	200,342.6
1/1/2009 to 12/31/2009	$9.45	$12.11	510,752.9
1/1/2010 to 12/31/2010	$12.11	$13.59	168,747.7
1/1/2011 to 12/31/2011	$13.59	$12.52	142,401.8
1/1/2012 to 12/31/2012	$12.52	$13.66	140,839.2
1/1/2013 to 12/31/2013	$13.66	$17.311813	122,474.896
AllianceBernstein VPS International Value
5/1/2007 to 12/31/2007	$10.54	$10.43	73,106.6
1/1/2008 to 12/31/2008	$10.43	$4.80	130,576.6
1/1/2009 to 12/31/2009	$4.80	$6.37	55,234.5
1/1/2010 to 12/31/2010	$6.37	$6.55	71,936.8
1/1/2011 to 12/31/2011	$6.55	$5.20	69,982.6
1/1/2012 to 12/31/2012	$5.20	$5.86	68,292.6
1/1/2013 to 12/31/2013	$5.86	$7.091406	60,606.362
AllianceBernstein VPS Small/Mid Cap Value
3/4/2005 to 12/31/2005	$1.31	$11.69	322,104.4602
1/1/2006 to 12/31/2006	$11.69	$13.16	686,595.9813
1/1/2007 to 12/31/2007	$13.16	$13.16	267,552.5
1/1/2008 to 12/31/2008	$13.16	$8.34	296,340.3
1/1/2009 to 12/31/2009	$8.34	$11.72	104,108.5
1/1/2010 to 12/31/2010	$11.72	$14.63	107,213.4
1/1/2011 to 12/31/2011	$14.63	$13.19	133,477.9
1/1/2012 to 12/31/2012	$13.19	$15.40	89,765.4
1/1/2013 to 12/31/2013	$15.40	$20.914909	107,610.159
AllianceBernstein VPS Value
3/4/2005 to 12/31/2005	$11.17	$11.35	0.0
1/1/2006 to 12/31/2006	$11.35	$13.54	19,522.3077
1/1/2007 to 12/31/2007	$13.54	$12.79	66,658.5
1/1/2008 to 12/31/2008	$12.79	$7.44	57,965.9
1/1/2009 to 12/31/2009	$7.44	$8.87	39,656.8
1/1/2010 to 12/31/2010	$8.87	$9.76	38,275.6
1/1/2011 to 12/31/2011	$9.76	$9.26	37,505.0
1/1/2012 to 12/31/2012	$9.26	$10.54	31,556.3
1/1/2013 to 12/31/2013	$10.54	$14.192429	33,669.468

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
American Century VP Ultra
3/4/2005 to 12/31/2005	$10.78	$11.02	6,181.6654
1/1/2006 to 12/31/2006	$11.02	$10.48	31,403.8971
1/1/2007 to 12/31/2007	$10.48	$12.48	32,423.0
1/1/2008 to 12/31/2008	$12.48	$7.18	31,586.3
1/1/2009 to 12/31/2009	$7.18	$9.50	30,507.3
1/1/2010 to 12/31/2010	$9.50	$10.85	9,059.7
1/1/2011 to 12/31/2011	$10.85	$10.79	6,435.8
1/1/2012 to 12/31/2012	$10.79	$12.09	2,368.2
1/1/2013 to 12/31/2013	$12.09	$16.296385	2,336.141
AFIS Asset Allocation Fund
3/4/2005 to 12/31/2005	$10.63	$11.23	157,217.4492
1/1/2006 to 12/31/2006	$11.23	$12.65	231,591.4818
1/1/2007 to 12/31/2007	$12.65	$13.24	419,018.4
1/1/2008 to 12/31/2008	$13.24	$9.16	525,693.6
1/1/2009 to 12/31/2009	$9.16	$11.16	473,279.5
1/1/2010 to 12/31/2010	$11.16	$12.33	429,907.0
1/1/2011 to 12/31/2011	$12.33	$12.27	346,549.3
1/1/2012 to 12/31/2012	$12.27	$14.01	314,193.9
1/1/2013 to 12/31/2013	$14.01	$17.014489	307,692.592
AFIS Bond Fund
3/4/2005 to 12/31/2005	$10.18	$10.14	446,521.311
1/1/2006 to 12/31/2006	$10.14	$10.65	1,762,982.099
1/1/2007 to 12/31/2007	$10.65	$10.81	2,291,529.3
1/1/2008 to 12/31/2008	$10.81	$9.62	1,810,416.6
1/1/2009 to 12/31/2009	$9.62	$10.64	1,596,203.9
1/1/2010 to 12/31/2010	$10.64	$11.13	447,924.8
1/1/2011 to 12/31/2011	$11.13	$11.60	292,309.4
1/1/2012 to 12/31/2012	$11.60	$12.00	285,691.3
1/1/2013 to 12/31/2013	$12.00	$11.535294	291,014.632
AFIS Growth Fund
3/4/2005 to 12/31/2005	$11.16	$12.57	827,144.3532
1/1/2006 to 12/31/2006	$12.57	$13.61	2,182,155.767
1/1/2007 to 12/31/2007	$13.61	$15.01	1,883,972.5
1/1/2008 to 12/31/2008	$15.01	$8.26	2,720,330.2
1/1/2009 to 12/31/2009	$8.26	$11.31	1,252,240.9
1/1/2010 to 12/31/2010	$11.31	$13.19	1,123,475.8
1/1/2011 to 12/31/2011	$13.19	$12.40	849,471.7
1/1/2012 to 12/31/2012	$12.40	$14.36	774,447.4
1/1/2013 to 12/31/2013	$14.36	$18.345671	713,077.706
AFIS Growth-Income Fund
3/4/2005 to 12/31/2005	$10.84	$11.20	309,460.9329
1/1/2006 to 12/31/2006	$11.20	$12.67	592,264.4628
1/1/2007 to 12/31/2007	$12.67	$13.07	866,073.0
1/1/2008 to 12/31/2008	$13.07	$7.98	1,099,005.6
1/1/2009 to 12/31/2009	$7.98	$10.28	899,256.3
1/1/2010 to 12/31/2010	$10.28	$11.26	905,418.1
1/1/2011 to 12/31/2011	$11.26	$10.85	825,250.2
1/1/2012 to 12/31/2012	$10.85	$12.52	724,457.6
1/1/2013 to 12/31/2013	$12.52	$16.422054	680,209.036

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AFIS International Fund
3/4/2005 to 12/31/2005	$11.60	$13.39	382,336.4926
1/1/2006 to 12/31/2006	$13.39	$15.64	1,219,854.032
1/1/2007 to 12/31/2007	$15.64	$18.44	1,921,200.7
1/1/2008 to 12/31/2008	$18.44	$10.48	2,253,142.3
1/1/2009 to 12/31/2009	$10.48	$14.73	2,457,854.2
1/1/2010 to 12/31/2010	$14.73	$15.51	2,447,725.6
1/1/2011 to 12/31/2011	$15.51	$13.11	2,256,717.6
1/1/2012 to 12/31/2012	$13.11	$15.18	1,797,606.9
1/1/2013 to 12/31/2013	$15.18	$18.139225	1,728,628.422
BlackRock Basic Value V.I.
3/4/2005 to 12/31/2005	$10.99	$10.99	53673.4381
1/1/2006 to 12/31/2006	$10.99	$13.18	107631.7349
1/1/2007 to 12/31/2007	$13.18	$13.20	783285.8
1/1/2008 to 12/31/2008	$13.20	$8.21	761124.9
1/1/2009 to 12/31/2009	$8.21	$10.59	1457839.5
1/1/2010 to 12/31/2010	$10.59	$11.75	216,724.4
1/1/2011 to 12/31/2011	$11.75	$11.28	188,521.4
1/1/2012 to 12/31/2012	$11.28	$12.65	153,613.9
1/1/2013 to 12/31/2013	$12.65	$17.179249	141,431.983
BlackRock Total Return V.I.
3/4/2005 to 12/31/2005	$10.09	$10.11	76,499.1338
1/1/2006 to 12/31/2006	$10.11	$10.38	195,417.4263
1/1/2007 to 12/31/2007	$10.38	$10.59	261,974.8
1/1/2008 to 12/31/2008	$10.59	$9.15	219,574.3
1/1/2009 to 12/31/2009	$9.15	$10.61	221,246.0
1/1/2010 to 12/31/2010	$10.61	$11.43	180,261.0
1/1/2011 to 12/31/2011	$11.43	$11.94	165,288.8
1/1/2012 to 12/31/2012	$11.94	$12.72	135,893.9
1/1/2013 to 12/31/2013	$12.72	$12.366607	133,503.498
BlackRock Money Market V.I.
3/4/2005 to 12/31/2005	$10.00	$10.10	169,979.4687
1/1/2006 to 12/31/2006	$10.10	$10.38	865,070.7299
1/1/2007 to 12/31/2007	$10.38	$10.71	727,475.7
1/1/2008 to 12/31/2008	$10.71	$10.80	744,428.0
1/1/2009 to 12/31/2009	$10.80	$10.64	835,181.1
1/1/2010 to 12/31/2010	$10.64	$10.47	593,358.1
1/1/2011 to 12/31/2011	$10.47	$10.30	545,774.0
1/1/2012 to 12/31/2012	$10.30	$10.13	414,310.5
1/1/2013 to 12/31/2013	$10.13	$9.963202	346,497.693
BlackRock Capital Appreciation V.I.
3/4/2005 to 12/31/2005	$10.85	$11.43	29,514.7798
1/1/2006 to 12/31/2006	$11.43	$11.75	43,197.7282
1/1/2007 to 12/31/2007	$11.75	$13.76	1,164,531.1
1/1/2008 to 12/31/2008	$13.76	$8.28	1,473,761.7
1/1/2009 to 12/31/2009	$8.28	$11.07	1,490,482.2
1/1/2010 to 12/31/2010	$11.07	$13.02	1,864,109.6
1/1/2011 to 12/31/2011	$13.02	$11.67	2,012,338.1
1/1/2012 to 12/31/2012	$11.67	$13.07	1,546,876.6
1/1/2013 to 12/31/2013	$13.07	$17.207746	725,446.520

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Global Allocation V.I.
3/4/2005 to 12/31/2005	$11.17	$11.85	274,953.3769
1/1/2006 to 12/31/2006	$11.85	$13.58	690,728.203
1/1/2007 to 12/31/2007	$13.58	$15.63	1,301,016.5
1/1/2008 to 12/31/2008	$15.63	$12.39	1,625,441.5
1/1/2009 to 12/31/2009	$12.39	$14.77	1,876,269.7
1/1/2010 to 12/31/2010	$14.77	$15.99	1,933,732.8
1/1/2011 to 12/31/2011	$15.99	$15.18	1,892,595.8
1/1/2012 to 12/31/2012	$15.18	$16.47	1,823,014.9
1/1/2013 to 12/31/2013	$16.47	$18.591238	1,789,904.582
BlackRock U.S. Government Bond V.I.
3/4/2005 to 12/31/2005	$10.08	$10.20	5,573.1346
1/1/2006 to 12/31/2006	$10.20	$10.43	31,127.6608
1/1/2007 to 12/31/2007	$10.43	$10.68	60,746.6
1/1/2008 to 12/31/2008	$10.68	$11.32	93,311.9
1/1/2009 to 12/31/2009	$11.32	$10.94	90,458.1
1/1/2010 to 12/31/2010	$10.94	$11.70	93,184.3
1/1/2011 to 12/31/2011	$11.70	$12.24	92,240.2
1/1/2012 to 12/31/2012	$12.24	$12.33	90,497.5
1/1/2013 to 12/31/2013	$12.33	$11.731681	79,925.813
BlackRock High Yield V.I.
3/4/2005 to 12/31/2005	$10.46	$10.39	31,049.699
1/1/2006 to 12/31/2006	$10.39	$11.19	47,400.4546
1/1/2007 to 12/31/2007	$11.19	$11.27	49,786.8
1/1/2008 to 12/31/2008	$11.27	$7.85	42,395.6
1/1/2009 to 12/31/2009	$7.85	$12.09	83,508.4
1/1/2010 to 12/31/2010	$12.09	$13.72	302,478.5
1/1/2011 to 12/31/2011	$13.72	$13.95	292,160.1
1/1/2012 to 12/31/2012	$13.95	$15.87	270,834.8
1/1/2013 to 12/31/2013	$15.87	$17.069032	516,943.296
BlackRock S&P 500 Index V.I.
3/4/2005 to 12/31/2005	$10.96	$11.17	339,930.4325
1/1/2006 to 12/31/2006	$11.17	$12.69	58,391.8569
1/1/2007 to 12/31/2007	$12.69	$13.16	140,438.2
1/1/2008 to 12/31/2008	$13.16	$8.13	121,021.7
1/1/2009 to 12/31/2009	$8.13	$10.09	88,855.9
1/1/2010 to 12/31/2010	$10.09	$11.38	119,035.0
1/1/2011 to 12/31/2011	$11.38	$11.39	97,772.9
1/1/2012 to 12/31/2012	$11.39	$12.95	94,491.4
1/1/2013 to 12/31/2013	$12.95	$16.797068	87,931.581
BlackRock International V.I.
3/4/2005 to 12/31/2005	$12.01	$12.68	59,334.2827
1/1/2006 to 12/31/2006	$12.68	$15.96	107,139.9811
1/1/2007 to 12/31/2007	$15.96	$17.32	195,929.7
1/1/2008 to 12/31/2008	$17.32	$9.80	168,349.6
1/1/2009 to 12/31/2009	$9.80	$12.52	164,065.0
1/1/2010 to 12/31/2010	$12.52	$13.13	141,075.5
1/1/2011 to 12/31/2011	$13.13	$11.15	126,864.7
1/1/2012 to 12/31/2012	$11.15	$12.62	110,314.8
1/1/2013 to 12/31/2013	$12.62	$15.233221	101,919.487

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Large Cap Core V.I.
3/4/2005 to 12/31/2005	$11.74	$12.51	57,621.7227
1/1/2006 to 12/31/2006	$12.51	$14.12	127,319.196
1/1/2007 to 12/31/2007	$14.12	$15.04	245,581.1
1/1/2008 to 12/31/2008	$15.04	$9.06	251,339.6
1/1/2009 to 12/31/2009	$9.06	$10.92	235,463.4
1/1/2010 to 12/31/2010	$10.92	$11.73	202,562.6
1/1/2011 to 12/31/2011	$11.73	$11.81	163,757.5
1/1/2012 to 12/31/2012	$11.81	$13.10	147,107.1
1/1/2013 to 12/31/2013	$13.10	$17.212271	129,471.500
BlackRock Large Cap Growth V.I.
3/4/2005 to 12/31/2005	$11.22	$12.19	17,645.9865
1/1/2006 to 12/31/2006	$12.19	$12.85	53,929.134
1/1/2007 to 12/31/2007	$12.85	$13.70	113,819.3
1/1/2008 to 12/31/2008	$13.70	$7.99	128,334.9
1/1/2009 to 12/31/2009	$7.99	$9.97	1,623,520.1
1/1/2010 to 12/31/2010	$9.97	$11.32	155,387.5
1/1/2011 to 12/31/2011	$11.32	$11.41	131,773.1
1/1/2012 to 12/31/2012	$11.41	$12.94	130,730.0
1/1/2013 to 12/31/2013	$12.94	$17.040338	118,298.665
BlackRock Large Cap Value V.I.
3/4/2005 to 12/31/2005	$11.99	$12.85	319,334.5746
1/1/2006 to 12/31/2006	$12.85	$14.67	176,196.5499
1/1/2007 to 12/31/2007	$14.67	$15.27	248,634.7
1/1/2008 to 12/31/2008	$15.27	$9.42	227,496.6
1/1/2009 to 12/31/2009	$9.42	$10.60	188,732.8
1/1/2010 to 12/31/2010	$10.60	$11.32	202,956.3
1/1/2011 to 12/31/2011	$11.32	$11.06	277,459.0
1/1/2012 to 12/31/2012	$11.06	$12.35	267,492.1
1/1/2013 to 12/31/2013	$12.35	$16.233975	263,109.964
BlackRock Value Opportunities V.I.
3/4/2005 to 12/31/2005	$11.04	$12.01	37,016.5687
1/1/2006 to 12/31/2006	$12.01	$13.32	90,743.361
1/1/2007 to 12/31/2007	$13.32	$12.99	118,161.8
1/1/2008 to 12/31/2008	$12.99	$7.66	117,462.0
1/1/2009 to 12/31/2009	$7.66	$9.67	103,677.7
1/1/2010 to 12/31/2010	$9.67	$12.24	76,203.8
1/1/2011 to 12/31/2011	$12.24	$11.75	74,761.2
1/1/2012 to 12/31/2012	$11.75	$13.12	62,422.7
1/1/2013 to 12/31/2013	$13.12	$18.382282	57,031.649
BlackRock Global Opportunities V.I.
5/1/2008 to 12/31/2008	$10.10	$5.77	0.0
1/1/2009 to 12/31/2009	$5.77	$7.68	22,146.8
1/1/2010 to 12/31/2010	$7.68	$8.38	19,124.9
1/1/2011 to 12/31/2011	$8.38	$7.22	13,894.1
1/1/2012 to 12/31/2012	$7.22	$8.11	13,387.9
1/1/2013 to 12/31/2013	$8.11	$10.331294	15,242.493
Davis Value
3/4/2005 to 12/31/2005	$11.12	$11.64	151,797.8108
1/1/2006 to 12/31/2006	$11.64	$13.16	895,472.2625
1/1/2007 to 12/31/2007	$13.16	$13.55	364,032.7
1/1/2008 to 12/31/2008	$13.55	$7.95	394,617.6
1/1/2009 to 12/31/2009	$7.95	$10.26	1,638,268.3
1/1/2010 to 12/31/2010	$10.26	$11.38	304,633.6
1/1/2011 to 12/31/2011	$11.38	$10.73	288,043.5
1/1/2012 to 12/31/2012	$10.73	$11.93	264,135.0
1/1/2013 to 12/31/2013	$11.93	$15.660713	239,939.010

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Dreyfus VIF Appreciation
3/4/2005 to 12/31/2005	$11.05	$10.93	449,668.2959
1/1/2006 to 12/31/2006	$10.93	$12.50	712,249.9484
1/1/2007 to 12/31/2007	$12.50	$13.15	936,574.1
1/1/2008 to 12/31/2008	$13.15	$9.10	1,151,554.6
1/1/2009 to 12/31/2009	$9.10	$10.95	22,032.5
1/1/2010 to 12/31/2010	$10.95	$12.41	782,989.0
1/1/2011 to 12/31/2011	$12.41	$13.29	718,803.4
1/1/2012 to 12/31/2012	$13.29	$14.41	501,494.7
1/1/2013 to 12/31/2013	$14.41	$17.144268	348,445.620
Eaton Vance Floating-Rate Income
3/4/2005 to 12/31/2005	$10.10	$10.27	255,556.881
1/1/2006 to 12/31/2006	$10.27	$10.68	848,178.5568
1/1/2007 to 12/31/2007	$10.68	$10.68	108,372.2
1/1/2008 to 12/31/2008	$10.68	$7.66	47,978.5
1/1/2009 to 12/31/2009	$7.66	$10.89	86,222.2
1/1/2010 to 12/31/2010	$10.89	$11.70	82,206.8
1/1/2011 to 12/31/2011	$11.70	$11.82	91,662.8
1/1/2012 to 12/31/2012	$11.82	$12.49	85,815.5
1/1/2013 to 12/31/2013	$12.49	$12.771768	105,554.815
Eaton Vance Large-Cap Value
5/1/2007 to 12/31/2007	$10.38	$10.51	731,864.0
1/1/2008 to 12/31/2008	$10.51	$6.73	690,970.5
1/1/2009 to 12/31/2009	$6.73	$7.83	1,642,695.6
1/1/2010 to 12/31/2010	$7.83	$8.91	2,361,579.8
1/1/2011 to 12/31/2011	$8.91	$8.25	2,084,683.8
1/1/2012 to 12/31/2012	$8.25	$9.35	1,418,437.6
1/1/2013 to 12/31/2013	$9.35	$11.848101	1,174,212.080
Federated Managed Tail Risk Fund II
3/4/2005 to 12/31/2005	$10.95	$10.86	13,955.3208
1/1/2006 to 12/31/2006	$10.86	$12.41	16,092.5385
1/1/2007 to 12/31/2007	$12.41	$13.42	927,193.6
1/1/2008 to 12/31/2008	$13.42	$9.32	1,132,269.4
1/1/2009 to 12/31/2009	$9.32	$10.40	1,358,204.8
1/1/2010 to 12/31/2010	$10.40	$11.57	28,554.5
1/1/2011 to 12/31/2011	$11.57	$10.78	23,690.3
1/1/2012 to 12/31/2012	$10.78	$11.69	12,455.8
1/1/2013 to 12/31/2013	$11.69	$13.384846	12,244.088
Federated Kaufmann
3/4/2005 to 12/31/2005	$11.34	$12.48	65,507.2318
1/1/2006 to 12/31/2006	$12.48	$14.11	87,868.5911
1/1/2007 to 12/31/2007	$14.11	$16.79	453,793.2
1/1/2008 to 12/31/2008	$16.79	$9.61	321,673.5
1/1/2009 to 12/31/2009	$9.61	$12.25	296,084.6
1/1/2010 to 12/31/2010	$12.25	$14.21	116,194.6
1/1/2011 to 12/31/2011	$14.21	$12.13	115,573.2
1/1/2012 to 12/31/2012	$12.13	$13.99	104,263.4
1/1/2013 to 12/31/2013	$13.99	$19.283060	98,131.619
Templeton Foreign VIP Fund(1)
3/4/2005 to 12/31/2005	$11.65	$12.28	80,067.4389
1/1/2006 to 12/31/2006	$12.28	$14.68	118,488.1516
1/1/2007 to 12/31/2007	$14.68	$16.69	176,456.9
1/1/2008 to 12/31/2008	$16.69	$9.80	199,656.2
1/1/2009 to 12/31/2009	$9.80	$13.22	236,596.4
1/1/2010 to 12/31/2010	$13.22	$14.11	224,360.3
1/1/2011 to 12/31/2011	$14.11	$12.42	193,460.4
1/1/2012 to 12/31/2012	$12.42	$14.46	168,604.6
1/1/2013 to 12/31/2013	$14.46	$17.504210	73,843.366

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Templeton Growth VIP Fund(2)
3/4/2005 to 12/31/2005	$11.46	$11.88	186,301.296
1/1/2006 to 12/31/2006	$11.88	$14.25	198,701.7216
1/1/2007 to 12/31/2007	$14.25	$14.36	220,724.5
1/1/2008 to 12/31/2008	$14.36	$8.16	250,155.6
1/1/2009 to 12/31/2009	$8.16	$10.53	151,439.6
1/1/2010 to 12/31/2010	$10.53	$11.13	142,676.8
1/1/2011 to 12/31/2011	$11.13	$10.20	139,121.7
1/1/2012 to 12/31/2012	$10.20	$12.16	126,539.0
1/1/2013 to 12/31/2013	$12.16	$15.659335	120,058.949
Janus Aspen Forty
5/1/2007 to 12/31/2007	$10.60	$13.40	2,099,769.2
1/1/2008 to 12/31/2008	$13.40	$7.35	1,234,698.3
1/1/2009 to 12/31/2009	$7.35	$10.56	1,829,083.9
1/1/2010 to 12/31/2010	$10.56	$11.07	301,321.6
1/1/2011 to 12/31/2011	$11.07	$10.15	129,001.8
1/1/2012 to 12/31/2012	$10.15	$12.38	117,061.4
1/1/2013 to 12/31/2013	$12.38	$15.949091	138,860.755
Janus Aspen – Enterprise
5/1/2007 to 12/31/2007	$10.58	$11.60	455,394.1
1/1/2008 to 12/31/2008	$11.60	$6.41	350,354.8
1/1/2009 to 12/31/2009	$6.41	$9.12	267,089.3
1/1/2010 to 12/31/2010	$9.12	$11.27	45,125.2
1/1/2011 to 12/31/2011	$11.27	$10.92	46,922.4
1/1/2012 to 12/31/2012	$10.92	$12.57	22,577.5
1/1/2013 to 12/31/2013	$12.57	$16.346441	21,775.018
Oppenheimer Capital Appreciation
3/4/2005 to 12/31/2005	$10.75	$11.16	27,747.1463
1/1/2006 to 12/31/2006	$11.16	$11.83	40,012.0923
1/1/2007 to 12/31/2007	$11.83	$13.27	46,467.1
1/1/2008 to 12/31/2008	$13.27	$7.10	43,077.6
1/1/2009 to 12/31/2009	$7.10	$10.07	43,360.7
1/1/2010 to 12/31/2010	$10.07	$10.83	37,777.1
1/1/2011 to 12/31/2011	$10.83	$10.51	34,828.4
1/1/2012 to 12/31/2012	$10.51	$11.78	28,610.3
1/1/2013 to 12/31/2013	$11.78	$15.014723	32,754.593
Oppenheimer Main Street/VA
3/4/2005 to 12/31/2005	$10.95	$11.28	22,485.0144
1/1/2006 to 12/31/2006	$11.28	$12.74	30,023.7386
1/1/2007 to 12/31/2007	$12.74	$13.07	57,611.8
1/1/2008 to 12/31/2008	$13.07	$7.90	55,844.5
1/1/2009 to 12/31/2009	$7.90	$9.95	59,290.3
1/1/2010 to 12/31/2010	$9.95	$11.35	34,237.4
1/1/2011 to 12/31/2011	$11.35	$11.14	17,849.8
1/1/2012 to 12/31/2012	$11.14	$12.79	13,594.3
1/1/2013 to 12/31/2013	$12.79	$16.553675	10,023.315
Oppenheimer Main Street Small Cap Fund®/VA
3/4/2005 to 12/31/2005	$11.50	$12.32	85,545.1554
1/1/2006 to 12/31/2006	$12.32	$13.90	33,779.1485
1/1/2007 to 12/31/2007	$13.90	$13.50	45,369.7
1/1/2008 to 12/31/2008	$13.50	$ 8.24	42,667.1
1/1/2009 to 12/31/2009	$8.24	$11.10	51,524.9
1/1/2010 to 12/31/2010	$11.10	$13.46	51,544.7
1/1/2011 to 12/31/2011	$13.46	$12.94	45,262.9
1/1/2012 to 12/31/2012	$12.94	$14.99	49,169.3
1/1/2013 to 12/31/2013	$14.99	$20.751589	48,806.973

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Pioneer Emerging Markets VCT
5/1/2006 to 12/31/2006	$11.04	$11.94	25,162.5476
1/1/2007 to 12/31/2007	$11.94	$16.75	160,401.9
1/1/2008 to 12/31/2008	$16.75	$6.87	148,554.0
1/1/2009 to 12/31/2009	$6.87	$11.78	469,435.3
1/1/2010 to 12/31/2010	$11.78	$13.41	193,920.9
1/1/2011 to 12/31/2011	$13.41	$10.09	239,835.0
1/1/2012 to 12/31/2012	$10.09	$11.09	240,260.0
1/1/2013 to 12/31/2013	$11.09	$10.679797	141,777.904
Pioneer Fund VCT
3/4/2005 to 12/31/2005	$11.03	$11.34	281,132.3033
1/1/2006 to 12/31/2006	$11.34	$12.99	1,271,513.341
1/1/2007 to 12/31/2007	$12.99	$13.40	26,566.6
1/1/2008 to 12/31/2008	$13.40	$8.66	22,159.2
1/1/2009 to 12/31/2009	$8.66	$10.65	22,478.7
1/1/2010 to 12/31/2010	$10.65	$12.14	36,186.7
1/1/2011 to 12/31/2011	$12.14	$11.41	30,680.4
1/1/2012 to 12/31/2012	$11.41	$12.35	26,248.9
1/1/2013 to 12/31/2013	$12.35	$16.172184	25,038.660
Pioneer High Yield VCT
3/4/2005 to 12/31/2005	$10.36	$10.29	69,911.2502
1/1/2006 to 12/31/2006	$10.29	$10.96	36,123.3027
1/1/2007 to 12/31/2007	$10.96	$11.39	52,553.5
1/1/2008 to 12/31/2008	$11.39	$7.20	57,094.5
1/1/2009 to 12/31/2009	$7.20	$11.36	272,758.9
1/1/2010 to 12/31/2010	$11.36	$13.16	47,075.9
1/1/2011 to 12/31/2011	$13.16	$12.69	43,546.8
1/1/2012 to 12/31/2012	$12.69	$14.46	33,584.7
1/1/2013 to 12/31/2013	$14.46	$15.912548	27,939.261
Pioneer Real Estate Shares VCT
5/1/2008 to 12/31/2008	$11.60	$6.29	265,057.6
1/1/2009 to 12/31/2009	$6.29	$8.14	261,153.6
1/1/2010 to 12/31/2010	$8.14	$10.30	37,448.8
1/1/2011 to 12/31/2011	$10.30	$11.12	49,334.2
1/1/2012 to 12/31/2012	$11.12	$12.69	45,993.6
1/1/2013 to 12/31/2013	$12.69	$12.678811	49,472.369
PIMCO CommodityRealReturn® Strategy
3/4/2005 to 12/31/2005	$10.61	$11.38	245,492.0735
1/1/2006 to 12/31/2006	$11.38	$10.85	549,343.5311
1/1/2007 to 12/31/2007	$10.85	$13.15	807,344.3
1/1/2008 to 12/31/2008	$13.15	$7.27	675,012.6
1/1/2009 to 12/31/2009	$7.27	$10.12	522,658.5
1/1/2010 to 12/31/2010	$10.12	$12.40	443,020.3
1/1/2011 to 12/31/2011	$12.40	$11.27	439,407.1
1/1/2012 to 12/31/2012	$11.27	$11.69	455,421.7
1/1/2013 to 12/31/2013	$11.69	$9.804737	500,431.602
PIMCO Low Duration
4/27/2007 to 12/31/2007	$10.02	$10.49	95,346.0
1/1/2008 to 12/31/2008	$10.49	$10.27	94,257.5
1/1/2009 to 12/31/2009	$10.27	$11.46	113,885.6
1/1/2010 to 12/31/2010	$11.46	$11.87	758,558.6
1/1/2011 to 12/31/2011	$11.87	$11.80	774,264.8
1/1/2012 to 12/31/2012	$11.80	$12.29	1,295,120.4
1/1/2013 to 12/31/2013	$12.29	$12.072596	1,875,587.523

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
PIMCO Real Return
3/4/2005 to 12/31/2005	$10.23	$10.27	87,474.9823
1/1/2006 to 12/31/2006	$10.27	$10.18	156,097.0104
1/1/2007 to 12/31/2007	$10.18	$11.08	1,234,097.5
1/1/2008 to 12/31/2008	$11.08	$10.13	1,403,739.1
1/1/2009 to 12/31/2009	$10.13	$11.79	878,466.4
1/1/2010 to 12/31/2010	$11.79	$12.54	995,248.1
1/1/2011 to 12/31/2011	$12.54	$13.78	850,902.3
1/1/2012 to 12/31/2012	$13.78	$14.74	1,155,210.6
1/1/2013 to 12/31/2013	$14.74	$13.164691	1,117,129.967
PIMCO Total Return
3/4/2005 to 12/31/2005	$10.09	$10.17	989,613.7071
1/1/2006 to 12/31/2006	$10.17	$10.39	2,299,468.754
1/1/2007 to 12/31/2007	$10.39	$11.12	3,764,323.5
1/1/2008 to 12/31/2008	$11.12	$11.46	5,354,667.1
1/1/2009 to 12/31/2009	$11.46	$12.86	4,421,764.6
1/1/2010 to 12/31/2010	$12.86	$13.67	3,513,157.3
1/1/2011 to 12/31/2011	$13.67	$13.94	3,039,617.9
1/1/2012 to 12/31/2012	$13.94	$15.03	3,668,022.7
1/1/2013 to 12/31/2013	$15.03	$14.491676	3,117,920.206
TA AllianceBernstein Dynamic Allocation
5/1/2008 to 12/31/2008	$10.49	$6.76	896.8
1/1/2009 to 12/31/2009	$6.76	$8.72	866.7
1/1/2010 to 12/31/2010	$8.72	$9.36	1,613.5
1/1/2011 to 12/31/2011	$9.36	$9.36	1,547.6
1/1/2012 to 12/31/2012	$9.36	$9.74	809.4
1/1/2013 to 12/31/2013	$9.74	$10.244689	2,736.972
TA WMC Diversified Growth
5/1/2008 to 12/31/2008	$10.83	$6.14	0.0
1/1/2009 to 12/31/2009	$6.14	$7.78	0.0
1/1/2010 to 12/31/2010	$7.78	$9.00	2,796,186.1
1/1/2011 to 12/31/2011	$9.00	$8.50	2,835,553.7
1/1/2012 to 12/31/2012	$8.50	$9.44	2,260,077.0
1/1/2013 to 12/31/2013	$9.44	$12.268528	1,284,054.906
TA Morgan Stanley Mid Cap Growth
12/30/2011 to 12/31/2011	$10.00	$10.00	804,472.0
1/1/2012 to 12/31/2012	$10.00	$10.70	858,113.4
1/1/2013 to 12/31/2013	$10.70	$14.610285	699,174.326
TA Systematic Small/Mid Cap Value
5/1/2008 to 12/31/2008	$10.41	$6.09	1,651.8
1/1/2009 to 12/31/2009	$6.09	$8.56	56,506.3
1/1/2010 to 12/31/2010	$8.56	$10.95	326,141.0
1/1/2011 to 12/31/2011	$10.95	$10.47	327,790.4
1/1/2012 to 12/31/2012	$10.47	$11.95	327,031.4
1/1/2013 to 12/31/2013	$11.95	$15.989737	987,964.809

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Invesco V.I. Comstock Fund
3/4/2005 to 12/31/2005	$11.01	$11.19	424,731.4322
1/1/2006 to 12/31/2006	$11.19	$12.79	141,044.558
1/1/2007 to 12/31/2007	$12.79	$12.33	173,239.6
1/1/2008 to 12/31/2008	$12.33	$7.80	178,102.8
1/1/2009 to 12/31/2009	$7.80	$9.88	176,601.5
1/1/2010 to 12/31/2010	$9.88	$11.27	1,874,363.5
1/1/2011 to 12/31/2011	$11.27	$10.89	2,064,499.3
1/1/2012 to 12/31/2012	$10.89	$12.77	1,446,086.9
1/1/2013 to 12/31/2013	$12.77	$17.075188	1,395,738.593
Wanger International
4/27/2007 to 12/31/2007	$10.74	$11.25	92,709.9
1/1/2008 to 12/31/2008	$11.25	$6.02	102,501.3
1/1/2009 to 12/31/2009	$6.02	$8.86	111,638.9
1/1/2010 to 12/31/2010	$8.86	$10.89	894,585.8
1/1/2011 to 12/31/2011	$10.89	$9.15	891,450.4
1/1/2012 to 12/31/2012	$9.15	$10.94	789,323.4
1/1/2013 to 12/31/2013	$10.94	$13.169419	959,895.765
Wanger USA
3/4/2005 to 12/31/2005	$11.54	$12.48	167,388.2005
1/1/2006 to 12/31/2006	$12.48	$13.25	652,980.3718
1/1/2007 to 12/31/2007	$13.25	$13.73	135,857.3
1/1/2008 to 12/31/2008	$13.73	$8.14	358,762.1
1/1/2009 to 12/31/2009	$8.14	$11.39	300,428.0
1/1/2010 to 12/31/2010	$11.39	$13.83	271,588.9
1/1/2011 to 12/31/2011	$13.83	$13.13	260,575.8
1/1/2012 to 12/31/2012	$13.13	$15.50	229,241.0
1/1/2013 to 12/31/2013	$15.50	$20.389370	303,085.381

Class XC (if you purchased your contract on or after June 23, 2008)
Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Invesco V.I. Value Opportunities Fund
6/23/2008 to 12/31/2008	$10.90	$6.04	1,176.9
1/1/2009 to 12/31/2009	$6.04	$8.79	898.8
1/1/2010 to 12/31/2010	$8.79	$9.27	0.0
1/1/2011 to 12/31/2011	$9.27	$8.83	0.0
1/1/2012 to 12/31/2012	$8.83	$10.21	0.0
1/1/2013 to 12/31/2013	$10.21	$13.425699	0.0
Invesco V.I. Mid Cap Core Equity Fund
6/23/2008 to 12/31/2008	$12.88	$9.41	0.0
1/1/2009 to 12/31/2009	$9.41	$12.04	26,051.7
1/1/2010 to 12/31/2010	$12.04	$13.51	3,145.9
1/1/2011 to 12/31/2011	$13.51	$12.43	3,557.7
1/1/2012 to 12/31/2012	$12.43	$13.55	2,431.7
1/1/2013 to 12/31/2013	$13.55	$17.153038	1,866.382
AllianceBernstein VPS International Value
6/23/2008 to 12/31/2008	$9.00	$4.80	8,018.9
1/1/2009 to 12/31/2009	$4.80	$6.35	10,850.1
1/1/2010 to 12/31/2010	$6.35	$6.52	10,951.9
1/1/2011 to 12/31/2011	$6.52	$5.18	11,627.8
1/1/2012 to 12/31/2012	$5.18	$5.83	7,453.3
1/1/2013 to 12/31/2013	$5.83	$7.043309	11,960.196
AllianceBernstein VPS Small/Mid Cap Value
6/23/2008 to 12/31/2008	$12.64	$8.30	9,407.4
1/1/2009 to 12/31/2009	$8.30	$11.66	12,912.1
1/1/2010 to 12/31/2010	$11.66	$14.54	2,683.8
1/1/2011 to 12/31/2011	$14.54	$13.09	3,139.6
1/1/2012 to 12/31/2012	$13.09	$15.28	3,484.4
1/1/2013 to 12/31/2013	$15.28	$20.723203	2,948.740
AllianceBernstein VPS Value
6/23/2008 to 12/31/2008	$10.92	$7.41	0.0
1/1/2009 to 12/31/2009	$7.41	$8.82	935.3
1/1/2010 to 12/31/2010	$8.82	$9.70	956.2
1/1/2011 to 12/31/2011	$9.70	$9.20	1,298.1
1/1/2012 to 12/31/2012	$9.20	$10.46	0.0
1/1/2013 to 12/31/2013	$10.46	$14.062236	0.0
American Century VP Ultra
6/23/2008 to 12/31/2008	$11.07	$7.15	0.0
1/1/2009 to 12/31/2009	$7.15	$9.45	0.0
1/1/2010 to 12/31/2010	$9.45	$10.78	0.0
1/1/2011 to 12/31/2011	$10.78	$10.71	0.0
1/1/2012 to 12/31/2012	$10.71	$11.99	0.0
1/1/2013 to 12/31/2013	$11.99	$16.146908	0.0
AFIS Asset Allocation Fund
6/23/2008 to 12/31/2008	$12.40	$9.13	471.9
1/1/2009 to 12/31/2009	$9.13	$11.10	2,126.3
1/1/2010 to 12/31/2010	$11.10	$12.26	2,171.7
1/1/2011 to 12/31/2011	$12.26	$12.19	2,109.9
1/1/2012 to 12/31/2012	$12.19	$13.89	1,977.8
1/1/2013 to 12/31/2013	$13.89	$16.858460	1,751.390
AFIS Bond Fund
6/23/2008 to 12/31/2008	$10.63	$9.58	43,110.0
1/1/2009 to 12/31/2009	$9.58	$10.59	90,228.0
1/1/2010 to 12/31/2010	$10.59	$11.06	5,716.5
1/1/2011 to 12/31/2011	$11.06	$11.52	4,049.7
1/1/2012 to 12/31/2012	$11.52	$11.91	5,124.0
1/1/2013 to 12/31/2013	$11.91	$11.429532	5,728.553

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AFIS Growth Fund
6/23/2008 to 12/31/2008	$13.97	$8.23	75,552.3
1/1/2009 to 12/31/2009	$8.23	$11.25	51,993.7
1/1/2010 to 12/31/2010	$11.25	$13.10	59,897.6
1/1/2011 to 12/31/2011	$13.10	$12.31	41,562.4
1/1/2012 to 12/31/2012	$12.31	$14.24	40,071.9
1/1/2013 to 12/31/2013	$14.24	$18.177487	35,242.404
AFIS Growth-Income Fund
6/23/2008 to 12/31/2008	$11.81	$7.94	5,764.5
1/1/2009 to 12/31/2009	$7.94	$10.23	13,300.9
1/1/2010 to 12/31/2010	$10.23	$11.19	13,364.3
1/1/2011 to 12/31/2011	$11.19	$10.78	16,454.4
1/1/2012 to 12/31/2012	$10.78	$12.42	16,725.5
1/1/2013 to 12/31/2013	$12.42	$16.271451	14,808.180
AFIS International Fund
6/23/2008 to 12/31/2008	$16.18	$10.44	54,362.0
1/1/2009 to 12/31/2009	$10.44	$14.65	129,159.5
1/1/2010 to 12/31/2010	$14.65	$15.42	145,465.4
1/1/2011 to 12/31/2011	$15.42	$13.02	139,337.6
1/1/2012 to 12/31/2012	$13.02	$15.06	105,752.0
1/1/2013 to 12/31/2013	$15.06	$17.972884	104,434.268
BlackRock Basic Value V.I.
6/23/2008 to 12/31/2008	$11.75	$8.17	18,151.7
1/1/2009 to 12/31/2009	$8.17	$10.53	100,113.8
1/1/2010 to 12/31/2010	$10.53	$11.68	3,853.7
1/1/2011 to 12/31/2011	$11.68	$11.19	3,618.9
1/1/2012 to 12/31/2012	$11.19	$12.55	3,277.3
1/1/2013 to 12/31/2013	$12.55	$17.021672	1,974.077
BlackRock Total Return V.I.
6/23/2008 to 12/31/2008	$10.31	$9.11	6,246.4
1/1/2009 to 12/31/2009	$9.11	$10.55	19,301.7
1/1/2010 to 12/31/2010	$10.55	$11.36	15,068.2
1/1/2011 to 12/31/2011	$11.36	$11.86	11,160.8
1/1/2012 to 12/31/2012	$11.86	$12.61	11,383.8
1/1/2013 to 12/31/2013	$12.61	$12.253153	11,818.394
BlackRock Money Market V.I.
6/23/2008 to 12/31/2008	$10.73	$10.75	27,464.2
1/1/2009 to 12/31/2009	$10.75	$10.58	31,834.4
1/1/2010 to 12/31/2010	$10.58	$10.40	31,282.9
1/1/2011 to 12/31/2011	$10.40	$10.22	54,357.7
1/1/2012 to 12/31/2012	$10.22	$10.05	54,777.9
1/1/2013 to 12/31/2013	$10.05	$9.871798	56,822.010
BlackRock Capital Appreciation V.I.
6/23/2008 to 12/31/2008	$12.69	$8.24	44,476.6
1/1/2009 to 12/31/2009	$8.24	$11.02	103,639.1
1/1/2010 to 12/31/2010	$11.02	$12.94	139,115.7
1/1/2011 to 12/31/2011	$12.94	$11.59	154,831.0
1/1/2012 to 12/31/2012	$11.59	$12.97	119,426.2
1/1/2013 to 12/31/2013	$12.97	$17.049901	54,086.051
BlackRock Global Allocation V.I.
6/23/2008 to 12/31/2008	$15.16	$12.34	138,691.9
1/1/2009 to 12/31/2009	$12.34	$14.69	244,793.3
1/1/2010 to 12/31/2010	$14.69	$15.89	217,378.1
1/1/2011 to 12/31/2011	$15.89	$15.07	200,804.6
1/1/2012 to 12/31/2012	$15.07	$16.34	197,025.8
1/1/2013 to 12/31/2013	$16.34	$18.420780	193,304.581

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock U.S. Government Bond V.I.
6/23/2008 to 12/31/2008	$10.56	$11.27	2,983.0
1/1/2009 to 12/31/2009	$11.27	$10.88	6,081.3
1/1/2010 to 12/31/2010	$10.88	$11.63	27,197.0
1/1/2011 to 12/31/2011	$11.63	$12.15	18,917.6
1/1/2012 to 12/31/2012	$12.15	$12.23	18,517.5
1/1/2013 to 12/31/2013	$12.23	$11.624049	19,834.881
BlackRock High Yield V.I.
6/23/2008 to 12/31/2008	$11.23	$7.82	0.0
1/1/2009 to 12/31/2009	$7.82	$12.03	9,366.1
1/1/2010 to 12/31/2010	$12.03	$13.64	25,800.7
1/1/2011 to 12/31/2011	$13.64	$13.85	28,185.0
1/1/2012 to 12/31/2012	$13.85	$15.74	27,652.2
1/1/2013 to 12/31/2013	$15.74	$16.912463	48,347.178
BlackRock S&P 500 Index V.I.
6/23/2008 to 12/31/2008	$11.77	$8.09	16,345.2
1/1/2009 to 12/31/2009	$8.09	$10.04	18,298.7
1/1/2010 to 12/31/2010	$10.04	$11.31	13,111.4
1/1/2011 to 12/31/2011	$11.31	$11.31	12,177.4
1/1/2012 to 12/31/2012	$11.31	$12.84	12,938.0
1/1/2013 to 12/31/2013	$12.84	$16.643014	15,084.723
BlackRock International V.I.
6/23/2008 to 12/31/2008	$15.12	$9.75	11,836.7
1/1/2009 to 12/31/2009	$9.75	$12.46	15,714.9
1/1/2010 to 12/31/2010	$12.46	$13.05	14,745.8
1/1/2011 to 12/31/2011	$13.05	$11.07	15,676.7
1/1/2012 to 12/31/2012	$11.07	$12.51	13,508.3
1/1/2013 to 12/31/2013	$12.51	$15.093481	10,241.557
BlackRock Large Cap Core V.I.
6/23/2008 to 12/31/2008	$13.30	$9.02	12,005.4
1/1/2009 to 12/31/2009	$9.02	$10.87	17,066.0
1/1/2010 to 12/31/2010	$10.87	$11.65	6,165.8
1/1/2011 to 12/31/2011	$11.65	$11.73	5,680.8
1/1/2012 to 12/31/2012	$11.73	$12.99	7,162.5
1/1/2013 to 12/31/2013	$12.99	$17.054511	3,906.406
BlackRock Large Cap Growth V.I.
6/23/2008 to 12/31/2008	$11.96	$7.96	521.5
1/1/2009 to 12/31/2009	$7.96	$9.91	114,317.5
1/1/2010 to 12/31/2010	$9.91	$11.25	6,979.1
1/1/2011 to 12/31/2011	$11.25	$11.33	24,940.6
1/1/2012 to 12/31/2012	$11.33	$12.83	22,301.3
1/1/2013 to 12/31/2013	$12.83	$16.884059	18,594.903
BlackRock Large Cap Value V.I.
6/23/2008 to 12/31/2008	$13.68	$9.38	0.0
1/1/2009 to 12/31/2009	$9.38	$10.54	3,216.2
1/1/2010 to 12/31/2010	$10.54	$11.25	3,307.3
1/1/2011 to 12/31/2011	$11.25	$10.98	3,520.4
1/1/2012 to 12/31/2012	$10.98	$12.25	6,536.7
1/1/2013 to 12/31/2013	$12.25	$16.085124	5,646.944
BlackRock Value Opportunities V.I.
6/23/2008 to 12/31/2008	$12.18	$7.63	0.0
1/1/2009 to 12/31/2009	$7.63	$9.62	35.7
1/1/2010 to 12/31/2010	$9.62	$12.17	32.8
1/1/2011 to 12/31/2011	$12.17	$11.67	248.9
1/1/2012 to 12/31/2012	$11.67	$13.02	1,258.9
1/1/2013 to 12/31/2013	$13.02	$18.213684	1,740.752

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Global Opportunities V.I.
6/23/2008 to 12/31/2008	$9.42	$5.77	0.0
1/1/2009 to 12/31/2009	$5.77	$7.67	20,276.0
1/1/2010 to 12/31/2010	$7.67	$8.36	20,125.7
1/1/2011 to 12/31/2011	$8.36	$7.19	26,207.7
1/1/2012 to 12/31/2012	$7.19	$8.07	25,553.2
1/1/2013 to 12/31/2013	$8.07	$10.273241	23,449.438
Davis Value
6/23/2008 to 12/31/2008	$12.22	$7.92	2,536.5
1/1/2009 to 12/31/2009	$7.92	$10.20	128,092.4
1/1/2010 to 12/31/2010	$10.20	$11.31	28,324.3
1/1/2011 to 12/31/2011	$11.31	$10.65	29,966.4
1/1/2012 to 12/31/2012	$10.65	$11.83	28,603.5
1/1/2013 to 12/31/2013	$11.83	$15.517050	25,440.452
Dreyfus VIF Appreciation
6/23/2008 to 12/31/2008	$12.11	$9.06	36,639.4
1/1/2009 to 12/31/2009	$9.06	$10.90	2,030.8
1/1/2010 to 12/31/2010	$10.90	$12.33	64,940.0
1/1/2011 to 12/31/2011	$12.33	$13.19	58,221.0
1/1/2012 to 12/31/2012	$13.19	$14.29	42,816.6
1/1/2013 to 12/31/2013	$14.29	$16.986991	26,891.565
Eaton Vance Floating-Rate Income
6/23/2008 to 12/31/2008	$10.61	$7.62	0.0
1/1/2009 to 12/31/2009	$7.62	$10.83	907.8
1/1/2010 to 12/31/2010	$10.83	$11.63	950.1
1/1/2011 to 12/31/2011	$11.63	$11.73	1,360.4
1/1/2012 to 12/31/2012	$11.73	$12.39	965.8
1/1/2013 to 12/31/2013	$12.39	$12.654592	989.388
Eaton Vance Large-Cap Value
6/23/2008 to 12/31/2008	$9.92	$6.72	22,945.0
1/1/2009 to 12/31/2009	$6.72	$7.81	142,270.4
1/1/2010 to 12/31/2010	$7.81	$8.87	196,952.1
1/1/2011 to 12/31/2011	$8.87	$8.21	179,781.5
1/1/2012 to 12/31/2012	$8.21	$9.29	125,500.3
1/1/2013 to 12/31/2013	$9.29	$11.768754	96,027.965
Federated Managed Tail Risk Fund II
6/23/2008 to 12/31/2008	$12.67	$9.28	35,781.9
1/1/2009 to 12/31/2009	$9.28	$10.35	98,277.0
1/1/2010 to 12/31/2010	$10.35	$11.50	4,220.0
1/1/2011 to 12/31/2011	$11.50	$10.71	5,549.8
1/1/2012 to 12/31/2012	$10.71	$11.59	5,458.2
1/1/2013 to 12/31/2013	$11.59	$13.262045	5,157.922
Federated Kaufmann
6/23/2008 to 12/31/2008	$14.77	$9.57	9,132.7
1/1/2009 to 12/31/2009	$9.57	$12.18	15,181.2
1/1/2010 to 12/31/2010	$12.18	$14.13	3,296.0
1/1/2011 to 12/31/2011	$14.13	$12.04	3,419.3
1/1/2012 to 12/31/2012	$12.04	$13.88	3,321.8
1/1/2013 to 12/31/2013	$13.88	$19.106157	2,863.285
Templeton Foreign VIP Fund(1)
6/23/2008 to 12/31/2008	$14.61	$9.75	4,539.6
1/1/2009 to 12/31/2009	$9.75	$13.15	7,823.9
1/1/2010 to 12/31/2010	$13.15	$14.02	7,985.5
1/1/2011 to 12/31/2011	$14.02	$12.33	8,869.5
1/1/2012 to 12/31/2012	$12.33	$14.34	6,446.3
1/1/2013 to 12/31/2013	$14.34	$17.343601	4,951.513

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Templeton Growth VIP Fund(2)
6/23/2008 to 12/31/2008	$12.23	$8.12	0.0
1/1/2009 to 12/31/2009	$8.12	$10.47	1,540.4
1/1/2010 to 12/31/2010	$10.47	$11.06	1,521.0
1/1/2011 to 12/31/2011	$11.06	$10.13	1,569.0
1/1/2012 to 12/31/2012	$10.13	$12.06	2,104.9
1/1/2013 to 12/31/2013	$12.06	$15.515709	1,781.186
Janus Aspen Forty
6/23/2008 to 12/31/2008	$13.75	$7.33	43,114.6
1/1/2009 to 12/31/2009	$7.33	$10.53	126,183.9
1/1/2010 to 12/31/2010	$10.53	$11.03	28,939.3
1/1/2011 to 12/31/2011	$11.03	$10.10	27,101.4
1/1/2012 to 12/31/2012	$10.10	$12.30	24,005.0
1/1/2013 to 12/31/2013	$12.30	$15.840895	19,580.029
Janus Aspen – Enterprise
6/23/2008 to 12/31/2008	$11.26	$6.40	9,009.5
1/1/2009 to 12/31/2009	$6.40	$9.09	18,199.1
1/1/2010 to 12/31/2010	$9.09	$11.23	2,686.7
1/1/2011 to 12/31/2011	$11.23	$10.86	2,118.8
1/1/2012 to 12/31/2012	$10.86	$12.50	0.0
1/1/2013 to 12/31/2013	$12.50	$16.235552	0.0
Oppenheimer Capital Appreciation
6/23/2008 to 12/31/2008	$12.44	$7.07	4,623.0
1/1/2009 to 12/31/2009	$7.07	$10.02	4,088.3
1/1/2010 to 12/31/2010	$10.02	$10.76	3,753.3
1/1/2011 to 12/31/2011	$10.76	$10.44	3,368.0
1/1/2012 to 12/31/2012	$10.44	$11.69	3,309.4
1/1/2013 to 12/31/2013	$11.69	$14.877009	3,129.137
Oppenheimer Main Street/VA
6/23/2008 to 12/31/2008	$12.00	$7.86	860.9
1/1/2009 to 12/31/2009	$7.86	$9.90	3,113.5
1/1/2010 to 12/31/2010	$9.90	$11.28	2,841.4
1/1/2011 to 12/31/2011	$11.28	$11.06	2,635.9
1/1/2012 to 12/31/2012	$11.06	$12.69	2,336.6
1/1/2013 to 12/31/2013	$12.69	$16.401880	1,898.213
Oppenheimer Main Street Small Cap Fund®/VA
6/23/2008 to 12/31/2008	$12.66	$8.20	1,099.7
1/1/2009 to 12/31/2009	$8.20	$11.05	4,314.1
1/1/2010 to 12/31/2010	$11.05	$13.37	3,917.4
1/1/2011 to 12/31/2011	$13.37	$12.84	3,700.3
1/1/2012 to 12/31/2012	$12.84	$14.86	3,405.1
1/1/2013 to 12/31/2013	$14.86	$20.561348	2,678.726
Pioneer Emerging Markets VCT
6/23/2008 to 12/31/2008	$14.70	$6.85	21,866.7
1/1/2009 to 12/31/2009	$6.85	$11.73	44,348.9
1/1/2010 to 12/31/2010	$11.73	$13.35	10,716.5
1/1/2011 to 12/31/2011	$13.35	$10.03	14,128.9
1/1/2012 to 12/31/2012	$10.03	$11.01	13,467.3
1/1/2013 to 12/31/2013	$11.01	$10.596722	11,633.588
Pioneer Fund VCT
6/23/2008 to 12/31/2008	$12.27	$8.62	0.0
1/1/2009 to 12/31/2009	$8.62	$10.60	0.0
1/1/2010 to 12/31/2010	$10.60	$12.06	0.0
1/1/2011 to 12/31/2011	$12.06	$11.33	0.0
1/1/2012 to 12/31/2012	$11.33	$12.25	0.0
1/1/2013 to 12/31/2013	$12.25	$16.023854	0.0

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Pioneer High Yield VCT
6/23/2008 to 12/31/2008	$11.17	$7.17	968.9
1/1/2009 to 12/31/2009	$7.17	$11.30	19,245.8
1/1/2010 to 12/31/2010	$11.30	$13.08	3,533.2
1/1/2011 to 12/31/2011	$13.08	$12.60	4,280.6
1/1/2012 to 12/31/2012	$12.60	$14.34	4,621.6
1/1/2013 to 12/31/2013	$14.34	$15.766632	4,607.779
Pioneer Real Estate Shares VCT
6/23/2008 to 12/31/2008	$10.27	$6.29	10,230.4
1/1/2009 to 12/31/2009	$6.29	$8.13	25,184.0
1/1/2010 to 12/31/2010	$8.13	$10.27	3,560.5
1/1/2011 to 12/31/2011	$10.27	$11.08	3,709.7
1/1/2012 to 12/31/2012	$11.08	$12.63	6,033.0
1/1/2013 to 12/31/2013	$12.63	$12.605437	7,308.206
PIMCO CommodityRealReturn® Strategy
6/23/2008 to 12/31/2008	$16.63	$7.24	16,680.7
1/1/2009 to 12/31/2009	$7.24	$10.07	32,783.6
1/1/2010 to 12/31/2010	$10.07	$12.32	29,353.1
1/1/2011 to 12/31/2011	$12.32	$11.19	29,058.9
1/1/2012 to 12/31/2012	$11.19	$11.59	28,942.3
1/1/2013 to 12/31/2013	$11.59	$9.714789	30,117.260
PIMCO Low Duration
6/23/2008 to 12/31/2008	$10.49	$10.26	2,930.4
1/1/2009 to 12/31/2009	$10.26	$11.42	6,998.1
1/1/2010 to 12/31/2010	$11.42	$11.82	63,900.3
1/1/2011 to 12/31/2011	$11.82	$11.75	57,743.4
1/1/2012 to 12/31/2012	$11.75	$12.22	106,823.6
1/1/2013 to 12/31/2013	$12.22	$11.990774	163,224.574
PIMCO Real Return
6/23/2008 to 12/31/2008	$11.21	$10.08	40,336.1
1/1/2009 to 12/31/2009	$10.08	$11.73	70,535.2
1/1/2010 to 12/31/2010	$11.73	$12.46	86,580.7
1/1/2011 to 12/31/2011	$12.46	$13.68	74,066.4
1/1/2012 to 12/31/2012	$13.68	$14.62	101,138.9
1/1/2013 to 12/31/2013	$14.62	$13.043953	88,732.981
PIMCO Total Return
6/23/2008 to 12/31/2008	$11.13	$11.41	166,994.4
1/1/2009 to 12/31/2009	$11.41	$12.79	345,286.7
1/1/2010 to 12/31/2010	$12.79	$13.59	296,631.7
1/1/2011 to 12/31/2011	$13.59	$13.84	257,680.7
1/1/2012 to 12/31/2012	$13.84	$14.90	328,638.6
1/1/2013 to 12/31/2013	$14.90	$14.358787	281,060.139
TA AllianceBernstein Dynamic Allocation
6/23/2008 to 12/31/2008	$10.32	$6.75	0.0
1/1/2009 to 12/31/2009	$6.75	$8.70	1,268.2
1/1/2010 to 12/31/2010	$8.70	$9.34	1,251.7
1/1/2011 to 12/31/2011	$9.34	$9.33	1,199.6
1/1/2012 to 12/31/2012	$9.33	$9.70	1,237.9
1/1/2013 to 12/31/2013	$9.70	$10.185461	1,268.141

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
TA WMC Diversified Growth
6/23/2008 to 12/31/2008	$10.21	$6.13	0.0
1/1/2009 to 12/31/2009	$6.13	$7.77	0.0
1/1/2010 to 12/31/2010	$7.77	$8.97	220,487.2
1/1/2011 to 12/31/2011	$8.97	$8.47	224,148.7
1/1/2012 to 12/31/2012	$8.47	$9.39	179,904.8
1/1/2013 to 12/31/2013	$9.39	$12.197571	101,159.530
TA Morgan Stanley Mid Cap Growth
12/30/2011 to 12/31/2011	$10.00	$10.00	59,718.3
1/1/2012 to 12/31/2012	$10.00	$10.69	64,748.5
1/1/2013 to 12/31/2013	$10.69	$14.581117	52,566.201
TA Systematic Small/Mid Cap Value
6/23/2008 to 12/31/2008	$10.77	$6.09	0.0
1/1/2009 to 12/31/2009	$6.09	$8.55	2,400.4
1/1/2010 to 12/31/2010	$8.55	$10.92	20,406.3
1/1/2011 to 12/31/2011	$10.92	$10.43	20,719.1
1/1/2012 to 12/31/2012	$10.43	$11.89	20,021.1
1/1/2013 to 12/31/2013	$11.89	$15.897208	74,959.148
Invesco V.I. Comstock Fund
6/23/2008 to 12/31/2008	$10.51	$7.77	0.0
1/1/2009 to 12/31/2009	$7.77	$9.83	1,121.7
1/1/2010 to 12/31/2010	$9.83	$11.20	144,506.1
1/1/2011 to 12/31/2011	$11.20	$10.81	160,234.5
1/1/2012 to 12/31/2012	$10.81	$12.66	110,781.8
1/1/2013 to 12/31/2013	$12.66	$16.918544	99,691.398
Wanger International
6/23/2008 to 12/31/2008	$10.24	$6.01	0.0
1/1/2009 to 12/31/2009	$6.01	$8.84	0.0
1/1/2010 to 12/31/2010	$8.84	$10.85	54,903.6
1/1/2011 to 12/31/2011	$10.85	$9.11	56,412.9
1/1/2012 to 12/31/2012	$9.11	$10.88	53,428.8
1/1/2013 to 12/31/2013	$10.88	$13.080130	66,672.315
Wanger USA
6/23/2008 to 12/31/2008	$12.99	$8.11	6,621.2
1/1/2009 to 12/31/2009	$8.11	$11.33	12,179.9
1/1/2010 to 12/31/2010	$11.33	$13.74	12,433.2
1/1/2011 to 12/31/2011	$13.74	$13.03	12,551.9
1/1/2012 to 12/31/2012	$13.03	$15.37	10,696.4
1/1/2013 to 12/31/2013	$15.37	$20.202301	15,330.385

(1)	Formerly known as Templeton Foreign Securities Fund.
(2)	Formerly known as Templeton Growth Securities Fund.

The TA Barrow Hanley Divided Focused fund had not commenced operations as of December 31, 2013, therefore, comparable data is not available.

Table of Contents of the Statement of Additional Information

The contents of the Statement of Additional Information for the Contract include the following:

      Appendix A – Portfolios Associated With The Subaccounts

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
AIM Variable Insurance Funds (Invesco Variable Insurance Funds) – Series I Shares
Invesco V.I. Mid Cap Core Equity Fund	Invesco V.I. Mid Cap Core Equity Fund	Invesco Advisers, Inc.
Investment Objective: Long-term growth of capital.
Invesco V.I. Comstock Fund	Invesco V.I. Comstock Fund	Invesco Advisers, Inc.
Investment Objective: Capital growth and income.
AllianceBernstein Variable Products Series Fund, Inc. – Class A
AllianceBernstein International Value Portfolio	AllianceBernstein International Value Portfolio	AllianceBernstein L.P.
Investment Objective: Long-term growth of capital.
AllianceBernstein Small/Mid Cap Value Portfolio	AllianceBernstein Small/Mid Cap Value Portfolio	AllianceBernstein L.P.
Investment Objective: Long-term growth of capital.
AllianceBernstein Value Portfolio	AllianceBernstein Value Portfolio	AllianceBernstein L.P.
Investment Objective: Long-term growth of capital.
American Funds Insurance Series® – Class 2 Shares
American Funds – Asset Allocation Fund	American Funds – Asset Allocation Fund	Capital Research and Management CompanySM
Investment Objective: Provide high total return.
American Funds – Bond Fund	American Funds – Bond Fund	Capital Research and Management CompanySM
Investment Objective: Provide as high a level of current income as is consistent with the preservation of capital.
American Funds – Growth Fund	American Funds – Growth Fund	Capital Research and Management CompanySM
Investment Objective: Growth of Capital.
American Funds – Growth–Income Fund	American Funds – Growth–Income Fund	Capital Research and Management CompanySM
Investment Objective: Long-term growth of capital and income.
American Funds – International Fund	American Funds – International Fund	Capital Research and Management CompanySM
Investment Objective: Long-term growth of capital.
BlackRock Variable Series Funds, Inc. – Class I Shares
BlackRock Basic Value V.I. Fund	BlackRock Basic Value V.I. Fund	BlackRock Advisors, LLC
Investment Objective: Capital appreciation and secondarily, income.
BlackRock Capital Appreciation V.I. Fund	BlackRock Capital Appreciation V.I. Fund	BlackRock Advisors, LLC
Investment Objective: Long-term growth of capital.
BlackRock Global Allocation V.I. Fund	BlackRock Global Allocation V.I. Fund	BlackRock Advisors, LLC
Investment Objective: High total investment return.
BlackRock High Yield V.I. Fund	BlackRock High Yield V.I. Fund	BlackRock Advisors, LLC
Investment Objective: High level of current income, secondarily seeks capital appreciation.
BlackRock International V.I. Fund	BlackRock International V.I. Fund	BlackRock Advisors, LLC
Investment Objective: Current income and long-term growth of income accompanied by growth of capital.
BlackRock Large Cap Core V.I. Fund	BlackRock Large Cap Core V.I. Fund	BlackRock Advisors, LLC
Investment Objective: High total investment return.
BlackRock Large Cap Growth V.I. Fund	BlackRock Large Cap Growth V.I. Fund	BlackRock Advisors, LLC
Investment Objective: Long-term capital growth.
BlackRock Large Cap Value V.I. Fund	BlackRock Large Cap Value V.I. Fund	BlackRock Advisors, LLC
Investment Objective: Long-term capital growth.
BlackRock Money Market V.I. Fund	BlackRock Money Market V.I. Fund	BlackRock Advisors, LLC
Investment Objective: Preserve capital, maintain liquidity, and achieve the highest possible current income.

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
BlackRock S&P 500 Index V.I. Fund	BlackRock S&P 500 Index V.I. Fund	BlackRock Advisors, LLC
Investment Objective: Investment results that correspond to the aggregate price and yield performance of the Standard & Poor’s 500 Index.
BlackRock Total Return V.I. Fund	BlackRock Total Return V.I. Fund	BlackRock Advisors, LLC
Investment Objective: Maximize total return.
BlackRock U.S. Government Bond V.I. Fund	BlackRock U.S. Government Bond V.I. Fund	BlackRock Advisors, LLC
Investment Objective: Highest possible current income with protection of capital.
BlackRock Value Opportunities V.I. Fund	BlackRock Value Opportunities V.I. Fund	BlackRock Advisors, LLC
Investment Objective: Long-term growth of capital.
BlackRock Variable Series Fund, Inc. – Class III Shares
BlackRock Global Opportunities V.I. Fund	BlackRock Global Opportunities V.I. Fund	BlackRock Advisors, LLC
Investment Objective: Long-term capital appreciation.
Davis Variable Account Fund, Inc.
Davis Value Portfolio	Davis Value Portfolio	Davis Selected Advisers, LP
Investment Objective: Long-term growth of capital.
Dreyfus Variable Investment Fund - Service Class
Dreyfus VIF Appreciation Portfolio	Dreyfus VIF Appreciation Portfolio	The Dreyfus Corporation
Investment Objective: Long-term capital growth consistent with preservation of capital.
Eaton Vance Variable Trust
Eaton Vance VT Floating-Rate Income Fund	Eaton Vance VT Floating-Rate Income Fund	Eaton Vance Management
Investment Objective: Provide high level of current income.
Eaton Vance VT Large-Cap Value Fund	Eaton Vance VT Large-Cap Value Fund	Eaton Vance Management
Investment Objective: Total return.
Federated Insurance Series – Primary Shares
Federated Managed Tail Risk Fund II	Federated Managed Tail Risk Fund II	Federated Global Investment Management Corp.
Investment Objective: Capital appreciation.
Federated Kaufmann Fund II	Federated Kaufmann Fund II	Federated Equity Management Company of Pennsylvania
Investment Objective: Capital appreciation.
Franklin Templeton Variable Insurance Products Trust – Class 2 Shares
Templeton Growth VIP Fund(1)	Templeton Growth VIP Fund(1)	Templeton Global Advisors Limited
Investment Objective: Long-term capital growth.
Janus Aspen Series - Service Shares
Janus Aspen Forty Portfolio	Janus Aspen Forty Portfolio	Janus Capital Management LLC
Investment Objective: Long-term growth of capital.
Oppenheimer Variable Account Funds - Service Class
Oppenheimer Capital Appreciation Fund/VA	Oppenheimer Capital Appreciation Fund/VA	OppenheimerFunds, Inc.
Investment Objective: Capital appreciation.
Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Fund®/VA	OppenheimerFunds, Inc.
Investment Objective: High total return.
Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	OppenheimerFunds, Inc.
Investment Objective: Capital appreciation.

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
PIMCO Variable Insurance Trust - Administrative Class Shares
CommodityRealReturn® Strategy Portfolio	CommodityRealReturn® Strategy Portfolio	Pacific Investment Management Company LLC
Investment Objective: Maximum real return.
Low Duration Portfolio	Low Duration Portfolio	Pacific Investment Management Company LLC
Investment Objective: Maximum total return with preservation of capital.
Real Return Portfolio	Real Return Portfolio	Pacific Investment Management Company LLC
Investment Objective: Maximum real return with preservation of capital.
Total Return Portfolio	Total Return Portfolio	Pacific Investment Management Company LLC
Investment Objective: Maximum total return with preservation of capital.
Pioneer Variable Contracts Trust - Class II Shares
Pioneer Emerging Markets VCT Portfolio	Pioneer Emerging Markets VCT Portfolio	Pioneer Investment Management, Inc.
Investment Objective: Growth of capital.
Pioneer Fund VCT Portfolio	Pioneer Fund VCT Portfolio	Pioneer Investment Management, Inc.
Investment Objective: Income and capital growth.
Pioneer High Yield VCT Portfolio	Pioneer High Yield VCT Portfolio	Pioneer Investment Management, Inc.
Investment Objective: Maximize total return.
Pioneer Real Estate Shares VCT Portfolio	Pioneer Real Estate Shares VCT Portfolio	Pioneer Investment Management, Inc.
Investment Objective: Long-term growth of capital, secondarily current income.
Transamerica Series Trust - Service Class
TA AllianceBernstein Dynamic Allocation	Transamerica AllianceBernstein Dynamic Allocation VP	AllianceBernstein L.P.
Investment Objective: Capital appreciation and current income.
TA Barrow Hanley Divided Focused	Transamerica Barrow Hanley Divided Focused VP	Aegon USA Investment Management, LLC(2)
Investment Objective: Seeks total return gained from the combination of dividend yield, growth of dividends and capital appreciation.
TA Morgan Stanley Mid-Cap Growth	Transamerica Morgan Stanley Mid-Cap Growth VP	Aegon USA Investment Management, LLC(2)
Investment Objective: Capital appreciation.
TA Systematic Small/Mid Cap Value	Transamerica Systematic Small/Mid Cap Value VP	Aegon USA Investment Management, LLC(2)
Investment Objective: Maximize total return.
TA WMC Diversified Growth	Transamerica WMC Diversified Growth VP	Aegon USA Investment Management, LLC(2)
Investment Objective: Maximize long-term growth.
Wanger Advisors Trust
Wanger International	Wanger International	Columbia Wanger Asset Management, LLC
Investment Objective: Long-term capital appreciation.
Wanger USA	Wanger USA	Columbia Wanger Asset Management, LLC
Investment Objective: Long-term capital appreciation.

(1)	On or about May 1, 2014 Templeton Growth Securities Fund will be renamed Templeton Growth VIP Fund.
(2)	On or about May 1, 2014 the Subadvisor will be changed from Transamerica Asset Management, Inc. to Aegon USA Investment Management, LLC.

	SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
Additional Information:

1.	The following subaccount was closed to new investments on May 1, 2007:
American Century Variable Portfolios, Inc. – Class I
	VP Ultra® Fund	VP Ultra® Fund	American Century Investment Management, Inc.
Investment Objective: Long-term capital growth.

2.	Effective December 12, 2011, the following subaccounts are closed to new investments:
AIM Variable Insurance Funds (Invesco Variable Insurance Funds) – Series I Shares
	Invesco V.I. Value Opportunities Fund	Invesco V.I. Value Opportunities Fund	Invesco Advisers, Inc.
Investment Objective: Long-term growth of capital.
Janus Aspen Series - Service Shares
	Janus Aspen – Enterprise Portfolio	Janus Aspen – Enterprise Portfolio	Janus Capital Management LLC
Investment Objective: Long-term growth of capital.

3.	Effective September 17, 2012, the following subaccount is closed to new investments:
Franklin Templeton Variable Insurance Products Trust – Class 2 Shares
	Templeton Foreign VIP Fund(1)	Templeton Foreign VIP Fund(1)	Templeton Investment Counsel LLC
Investment Objective: Long-term capital growth.

(1) On or about May 1, 2014 Templeton Foreign Securities Fund will be renamed Templeton Foreign VIP Fund.

Appendix B – Example of Bonus Payment and Recapture

Example: You purchased a Merrill Lynch Investor Choice Annuity® XC Class Contract with an initial premium of $400,000 on May 10, 2009. You make a withdrawal (including any applicable surrender charge (SC)) of $155,000 on July 5, 2010 and pay a subsequent premium of $200,000 on August 1, 2010. Your bonus amounts paid and recaptured, based on hypothetical account values and transactions, are illustrated below. This example assumes hypothetical positive and negative investment performance of the Separate Account. There is, of course, no assurance that the Separate Account will experience positive investment performance. This example does not reflect the deduction of fees and charges. For a detailed explanation of how we calculate bonus amounts paid and recaptured, see “Features and Benefits of the Contract – Bonus Payment and Recapture.”

							Bonus
							Amount
		Transactions		Bonus Amounts		Account	Subject to
Date		Prem.	Withdr.	Paid	Recaptured	Value	Recapture

5/10/2009	The contract is issued	$400,000		$18,000		$418,000	$18,000
	Premium Allocated to Tier 1 = $125,000
	Premium Allocated to Tier 2 = $275,000
	Bonus 1 = (.045 x $125,000) + (.045 x $275,000) = $5,625 + $12,375 = $18,000
	Bonus 1 Subj. to Recapture = Bonus Recapture Percentage (BRP)Year 1 x Bonus 1 = 100% x $18,000 = $18,000

5/10/2010	First contract anniversary					$428,000	$11,700
	Assume account value increased by $10,000 due to positive investment performance.
	Bonus 1 Subj. to Recapture = BRP Year 2 x Bonus 1 = 65% x $18,000 = $11,700

7/5/2010	Owner takes a $155,000 withdrawal		$155,000		$3,540	$273,160	$8,160
	Assume account value increased by $3,700 due to positive investment performance.
	Bonus 1 Subj. to Recapture Before Withdrawal = BRP Year 2 x Bonus 1 = 65% x $18,000 = $11,700
	Gain = account value Before Withdrawal — Bonus Amounts Subj. to Recapture — Remaining Premiums = $431,700 — $11,700 — $400,000 = $20,000
	Free Withdrawal Amount = Greater of 10% Premium or Gain = Max ($40,000, $20,000) = $40,000
	Prem 1 Withdrawn = Withdrawal — Gain = $155,000 — $20,000 = $135,000
	Prem 1 Withdrawn without SC = Free-Out — Gain = $40,000 — $20,000 = $20,000
	Bonus 1 Recapture Ratio = Prem 1 Withdrawn Subj. to SC/Prem 1 Remaining Immediately Prior = ($135,000 — $20,000)/($400,000 — $20,000) = $115,000/$380,000 = .3026
	Bonus 1 Recaptured = Bonus 1 Subj. to Recapture x Bonus 1 Recapture Ratio = $11,700 x .3026 = $3,540
	Bonus 1 Subj. to Recapture After Withdrawal = BRP Year 2 x (Bonus 1 — Recaptured Amount/BRP at time of recapture) = 65% x ($18,000 — $3,540/65%) = $8,160

8/1/2010	Owner puts in $200,000 additional premium	$200,000		$10,000		$459,385	$18,160
	Assume account value decreased by $23,775 due to negative investment performance.
	Premium Allocated to Tier 2 = $100,000
	Premium Allocated to Tier 3 = $100,000
	Bonus 2 = (.045 x $100,000) + (.055 x $100,000) = $10,000
	Bonus 2 Subj. to Recapture = BRP Year 1 x Bonus 2 = 100% x $10,000 = $10,000
	Bonus 1 Subj. to Recapture = BRP Year 2 x (Bonus 1 — Recaptured Amount/BRP at time of recapture) = 65% x ($18,000 — $3,540/65%) = $8,160

5/10/2011	Second contract anniversary					$454,385	$13,766
	Assume account value decreased by $5,000 due to negative investment performance.
	Bonus 1 Subj. to Recapture = BRP Year 3 x (Bonus 1 — Recaptured Amount/BRP at time of recapture) = 30% x ($18,000 — $3,540/65%) = $3,766
	Bonus 2 Subj. to Recapture = BRP Year 1 x (Bonus 2 — Recaptured Amount/BRP at time of recapture) = 100% x ($10,000 — $0) = $10,000

5/10/2012	Third contract anniversary					$479,385	$6,500
	Assume account value increased by $25,000 due to positive investment performance.
	Bonus 1 Subj. to Recapture = BRP Year 4 x (Bonus 1 — Recaptured Amount/BRP at time of recapture) = 0% x ($18,000 — $3,540/65%) = $0
	Bonus 2 Subj. to Recapture = BRP Year 2 x (Bonus 2 — Recaptured Amount/BRP at time of recapture) = 65% x ($10,000 — $0) = $6,500

Appendix C – Example of Maximum Anniversary Value GMDB

Example: Assume that you were under age 76 at issue. You paid an initial premium of $100,000 on May 10, 2009 and a subsequent premium of $10,000 on June 28, 2010. You also make withdrawals (including any applicable surrender charge) of $5,000 on August 3, 2010 and $40,000 on September 22, 2010. Your death benefit, based on hypothetical account values and transactions, and selection of the Maximum Anniversary Value (“MAV”) GMDB option, is illustrated below. This example assumes hypothetical positive and negative investment performance of the Separate Account, as indicated, to demonstrate the calculation of the death benefit when the MAV GMDB is selected. There is, of course, no assurance that the Separate Account will experience positive investment performance. The example does not reflect the deduction of fees and charges. For a detailed explanation of how we calculate the death benefit, see “GMDB Base – Maximum Anniversary Value.”

(A)
GMDB	(B)
Transactions	MAV	Account
Date	Prem.	Withdr.	Base	Value	Death Benefit

5/10/2009	The contract is issued	$100,000	$100,000	$100,000	$ 100,000 (maximum of (A),(B))
5/10/09 anniversary value = Initial Premium on 5/10/09 = $100,000
GMDB MAV Base = greatest of anniversary values = $100,000

5/10/2010	First contract anniversary	$110,000	$110,000	$ 110,000 (maximum of (A),(B))
Assume account value increased by $10,000 due to positive investment performance.
5/10/10 anniversary value = account value on 5/10/10 = $110,000
GMDB MAV Base = greatest of anniversary values = 5/10/10 anniversary value = $110,000

6/28/2010	Owner puts in $10,000 additional premium	$10,000	$120,000	$114,000	$ 120,000 (maximum of (A),(B))
Assume account value decreased by $6,000 due to negative investment performance.
5/10/10 anniversary value = anniversary value before premium + additional premium = $110,000 + $10,000 = $120,000
GMDB MAV Base = greatest of anniversary values = 5/10/10 anniversary value = $120,000

8/3/2010	Owner takes a $5,000 withdrawal	$5,000	$114,000	$ 95,000	$ 114,000 (maximum of (A),(B))
Assume account value decreased by $14,000 due to negative investment performance.
Adjusted withdrawal = withdrawal x	(	GMDB MAV Base before withdrawal account value before withdrawal	)

= $5,000 x ($120,000/$100,000) = $6,000
5/10/10 anniversary value = 5/10/10 anniversary value before w/d — adjusted withdrawal = $120,000 — $6,000 = $114,000
GMDB MAV Base = greatest of anniversary values = 5/10/10 anniversary value = $114,000

9/22/2010	Owner takes a $40,000 withdrawal	$40,000	$ 76,000	$ 80,000	$ 80,000 (maximum of (A),(B))
Assume account value increased by $25,000 due to positive investment performance.
Adjusted withdrawal = withdrawal x	(	GMDB MAV Base before withdrawal account value before withdrawal	)
= $40,000 x ($114,000/$120,000) = $38,000
5/10/10 anniversary value = 5/10/10 anniversary value before — adjusted withdrawal = $114,000 — $38,000 = $76,000
GMDB MAV Base = greatest of anniversary values = 5/10/10 anniversary value = $76,000

5/10/2011	Second contract anniversary	$ 76,000	$ 70,000	$ 76,000 (maximum of (A),(B))
Assume account value decreased by $10,000 due to negative investment performance.
5/10/10 anniversary value = $76,000
5/10/11 anniversary value = account value on 5/10/11 = $70,000
GMDB MAV Base = greatest of anniversary values = 5/10/10 anniversary value =$76,000

Appendix D – Example of Greater of Maximum Anniversary Value GMDB and Roll-Up GMDB (Standard)*

Example: Assume that you were under age 76 at issue. You paid an initial premium of $100,000 on May 10, 2009 and a subsequent premium of $10,000 on June 28, 2010. You also make withdrawals (including any applicable surrender charge) of $5,000 on August 3, 2010 and $40,000 on September 22, 2010. Your death benefit, based on hypothetical account values and transactions, and selection of the Greater of Maximum Anniversary Value (“MAV”) and Roll-Up GMDB option, is illustrated below. This example assumes hypothetical positive and negative investment performance of the Separate Account, as indicated, to demonstrate the calculation of the death benefit when the Greater of MAV and Roll-Up GMDB is selected and no premiums are allocated to or transferred into Restricted Subaccounts. There is, of course, no assurance that the Separate Account will experience positive investment performance. The example does not reflect the deduction of fees and charges. For a detailed explanation of how we calculate the death benefit, see “GMDB – Greater of Maximum Anniversary Value and Roll-Up.”

(B)
(A)	GMDB	(C)
Transactions	GMDB	Roll-Up	Account
Date	Prem.	Withdr.	MAV Base	Base	Value	Death Benefit
5/10/2009	The contract is issued	$100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000 (maximum of (A), (B), (C))

5/10/09 anniversary value = Initial Premium on 5/10/09 = $100,000

GMDB MAV Base = greatest of anniversary values = $100,000

GMDB Roll-Up Base = Initial Premium allocated to other than Restricted Subaccounts = $100,000

5/10/2010	First contract anniversary	$ 110,000	$ 105,000	$ 110,000	$ 110,000 (maximum of (A), (B), (C))

Assume account value increased by $10,000 due to positive investment performance.

5/10/10 anniversary value = account value on 5/10/10 = $110,000

GMDB MAV Base = greatest of anniversary values = 5/10/10 anniversary value = $110,000

GMDB Roll-Up Base = 5/10/09 GMDB Roll-Up Base @ 5% = $100,000 × 1.05 = $105,000

6/28/2010	Owner puts in $10,000 additional premium	$ 10,000	$ 120,000	$ 115,690	$ 114,000	$ 120,000 (maximum of (A), (B), (C))

Assume account value decreased by $6,000 due to negative investment performance.

5/10/10 anniversary value = anniversary value before premium + additional premium = $120,000

GMDB MAV Base = greatest of anniversary values = 5/10/10 anniversary value = $120,000

GMDB Roll-Up Base = 5/10/10 GMDB Roll-Up Base @ 5% + additional premium

= $105,000 × (1.05)^(49/365) + $10,000 = $115,690

8/3/2010	Owner takes a $5,000 withdrawal	$ 5,000	$ 114,000	$ 111,200	$ 95,000	$ 114,000 (maximum of (A), (B), (C))
Assume account value decreased by $14,000 due to negative investment performance.
MAV adj. w/d = withdrawal ×	(	GMDB MAV Base before withdrawal account value before withdrawal	)

= $5,000×($120,000/$100,000) = $6,000
5/10/10 anniversary value = 5/10/10 anniversary value before w/d — MAV adj. w/d = $120,000 — $6,000 = $114,000
GMDB MAV Base = greatest of anniversary values = 5/10/10 anniversary value = $114,000
Since $5,000 < .05 × $105,000 = $5,520, withdrawals are dollar-for-dollar with no adjustment.
GMDB Roll-Up Base = 5/10/10 GMDB Roll-Up Base @ 5% + additional premium—Roll-Up adj. w/d
= ($105,000 × (1.05) ^ (85/365)) + $10,000 – $5,000 = $111,200

9/22/2010	Owner takes a $40,000 withdrawal	$ 40,000	$ 76,000	$ 74,608	$ 80,000	$ 80,000 (maximum of (A), (B), (C))
Assume account value increased by $25,000 due to positive investment performance.
MAV adj. w/d = withdrawal ×	(	GMDB MAV Base before withdrawal account value before withdrawal	)
= $40,000 × ($114,000/$120,000) = $38,000
5/10/10 anniversary value = 5/10/10 anniversary value before w/d — MAV adj. w/d
= $114,000 – $38,000 = $76,000
Since $40,000 + $5,000 > .05 × $105,000 = $5,520 withdrawals are adjusted pro-rata.
Roll-Up adj. W/d = withdrawal ×	(	GMDB Roll-Up Base before withdrawal account value before withdrawal	)
= $40,000 ×	(($105,000 ×1.05)^(135/365) + $10,000 – $5,000 $120,000)	= $37,304
GMDB Roll-Up Base = 5/10/10 GMDB Roll-Up Base @ 5% + additional premium–Roll-Up adj. w/ds
= $105,000 x (1.05) ^ (135/365) + $10,000 – $5,000 – $37,304 = $74,608

5/10/2011	Second contract anniversary	$ 76,000	$ 77,946	$ 70,000	$ 77,946 (maximum of (A), (B), (C))
Assume account value decreased by $10,000 due to negative investment performance. 5/10/11 anniversary value = account value on 5/10/11 = $70,000
GMDB MAV Base = greatest of anniversary values = 5/10/10 anniversary value = $76,000
GMDB Roll-Up Base = 5/10/10 GMDB Roll-Up Base @ 5% + additional premium – Roll-Up adj. w/d
= $105,000 x (1.05) + $10,000–$5,000–$37,304 = $77,946

*For purposes of this example, assume the contract is not issued in the state of Washington.

Appendix E – Example of ADB*

The purpose of this example is to illustrate the operation of the Additional Death Benefit (ADB). The investment returns assumed are hypothetical and are not representative of past or future performance. Actual investment returns may be more or less than those shown and will depend upon a number of factors, including the investment allocations made by a contract owner and the investment experience of the funds. The example assumes no withdrawals and does not reflect the deduction of any fees and charges.

For a detailed explanation of how we calculate the Additional Death Benefit, see “Additional Death Benefit.”

Example: Assume that a couple (ages 60 and 55) purchases a Merrill Lynch Investor Choice Annuity® (B Class) Contract with the Additional Death Benefit, and makes an initial premium payment of $100,000. The account value (less uncollected charges) as of receipt of due proof of death of the first to die is $300,000. The following chart depicts the potential Additional Death Benefit at the death of the contract owner.

ADB Premiums	$100,000
Account Value less uncollected charges	$300,000
ADB Gain	$200,000
Additional Death Benefit Lesser of 45% of ADB Gain ($90,000) or 45% of ADB Premiums ($45,000)	$45,000

Assuming the account value (less uncollected charges) is greater than the Guaranteed Minimum Death Benefit, the total death benefit payable equals $300,000 + $45,000 = $345,000. Assuming a lump sum payout and an income tax rate of 36%, the after-tax death benefit is $256,800.

If instead, the couple had been ages 70 and 55, the percentage used in the above calculations would have been 30% since the oldest owner at issue was over age 69 and the Additional Death Benefit would have been $30,000 equal to the lesser of 30% of ADB Gain ($60,000) or 30% of ADB Premiums ($30,000).

* For purposes of this example, assume the Contract is not issued in the state of Washington.

APPENDIX F – Example of GMIB Riders

The purpose of this example is to illustrate the operation of the Guaranteed Minimum Income Benefit. No investment returns are assumed as only the GMIB guaranteed minimum payments are illustrated. Actual investment returns may result in a higher payment. However, both GMIB riders would generally not have provided any additional benefit in these cases unless there was a sudden, sharp decline in investment returns. The example assumes no investment in Restricted Subaccounts (not applicable for GMIB EXTRA), no withdrawals and no premium taxes. Any change to these assumptions would reduce the GMIB Base and therefore the GMIB guaranteed minimum payment.

Facts: Assume that a male, age 55 purchases a Merrill Lynch Investor Choice Annuity® (B Class) Contract with an initial premium payment of $100,000, selects GMIB (or GMIB EXTRA) and specifies the Life with Payments Guaranteed for 10 Years annuity option. The following chart shows the GMIB guaranteed minimum payout amounts under each rider if he were to exercise GMIB on the contract anniversaries shown:

	GMIB Rider		GMIB EXTRA Rider (Applicable to contract owners who purchased the Contract prior to June 23, 2008)		GMIB EXTRA Rider (Applicable to contract owners who purchased the Contract on or after June 23, 2008)****)
Contract Anniversary*	GMIB Base	Annual GMIB Payments**	GMIB Base	Annual GMIB Payments**	GMIB Base	Annual GMIB Payments**
5th	$ 127,628	Not Available For Exercise	$ 127,628	Not Available For Exercise	$ 133,823	Not Available For Exercise
10th	$ 162,889	$ 9,011	$ 162,889	$ 9,011	$ 179,085	$ 8,682
15th	$ 207,893	$ 12,997	$ 207,893	$ 12,997	$ 239,656	$ 13,085
20th	$ 265,330	$ 18,976	$ 265,330	$ 18,976	$ 320,714	$ 20,013
25th	$ 265,330	$ 21,715	$ 338,635	$ 27,714	$ 429,187	$ 30,798
30th***	$ 265,330	$ 24,516	$ 432,194	$ 39,935	$ 574,349	$ 47,418
35th	n/a	GMIB TERMINATED	n/a	GMIB TERMINATED	n/a	GMIB TERMINATED

*	The Contract may also be annuitized under the terms and conditions of each GMIB rider during the 30 day period immediately following each contract anniversary whenever GMIB is available for exercise.

**	GMIB payments must be made on a monthly basis. Annual amounts (monthly times 12) are illustrative. The version of GMIB EXTRA first available on June 23, 2008 uses different and lower payout factors than GMIB and the prior version of GMIB EXTRA.

***	If the Contract were not annuitized during the 30 day period following this contract anniversary, each GMIB rider would terminate and no future guaranteed minimum income benefit would be provided. Furthermore, GMIB charges previously collected would not be refunded.

****	Subject to state availability.

For a detailed explanation of how we calculate the GMIB Base and determine the actual payout amount upon exercise of GMIB, see “Guaranteed Minimum Income Benefit” for the GMIB Rider and “Guaranteed Minimum Income Benefit EXTRA” for the GMIB EXTRA Rider.

APPENDIX G – Example of GMWB

Example: You purchased a Merrill Lynch Investor Choice Annuity® B Class contract with an initial premium of $100,000 on July 1, 2009 at the age of 72. You selected the Guaranteed Minimum Withdrawal Benefit Single Life rider and immediately took your first withdrawal. You continue to take withdrawals each Contract Year as shown below. Your Guaranteed Lifetime Amount (GLA) and GMWB Base, based on hypothetical contract values and transactions, are illustrated below. For a detailed explanation of how we calculate the GMWB Base and GMWB Charge, see “Guaranteed Minimum Withdrawal Benefit.”

TRANSACTIONS	CONTRACT	REMAINING
DATE	PREM.	WITHDR.	VALUE	GMWB BASE	GLA	GLA
7/1/2009	The Contract is issued and the owner takes a $6,000 withdrawal.	$ 100,000	$ 6,000	$ 94,000	$ 100,000	$ 6,000	$ 0
The Lifetime Income Percentage is 6.0%. No Roll-Up is applicable since the owner took an immediate withdrawal
5/1/2012	10th Monthaversary in the second contract year	$ 120,000	$ 100,000	$ 6,000	$6,000
Assume contract value increased by $26,000 due to positive investment performance and that this is the highest monthiversary value since issue. Assume no prior annual ratchet
7/1/2012	Third contract anniversary	$ 115,000	$ 120,000	$ 7,200	$7,200
Assume contract value decreased by $5,000 due to negative investment performance and that the $120,000 contract value achieved in month 10 represents the highest monthaversary value for the contract year. A ratchet occurs increasing the GMWB Base to $120,000. The Lifetime Income Percentage remains 6.0%
8/15/2012	Owner takes a $7,200 withdrawal	$ 7,200	$ 103,000	$ 120,000	$ 7,200	$ 0
Assume contract value decreased by $4,800 to $110,200 due to negative investment performance. No adjustments apply since withdrawals have not exceeded the GLA during the Contract Year
10/1/2012	Owner takes a $35,000 withdrawal	$ 35,000	$ 65,000	$ 65,000	$ 0	$ 0
Assume contract value decreased by $3,000 to $100,000 due to negative investment performance. The previous withdrawal equaled the GLA so entire withdrawal is an excess withdrawal
Adj. Excess w/d = Excess w/d x	(	GMWB Base before the excess withdrawal account value before the excess withdrawal	)
= ($35,000) x ($120,000 /$100,000) = $35,000 x (6/5)
= $42,000
GMWB Base = Min (GMWB Base prior less Adj. Excess w/d, account value after excess w/d)
= Min ($120,000 — $42,000, $65,000) = $65,000
7/1/2013	Fourth contract anniversary	$ 64,000	$ 65,000	$ 3,900	$ 3,900
Assume contract value decreased by $1,000 to $64,000 due to negative investment performance.
10/1/2013	Owner takes a $39,900 withdrawal	$ 39,900	$ 16,000	$ 16,000	$ 3,900	$ 0
Assume contract value decreased by $8,100 to $55,900 due to negative investment performance. No previous w/ds have been taken during the contract year so $36,000 is an excess withdrawal.
Adj. Excess w/d = Excess w/d x	(	GMWB Base before the excess withdrawal account value before the excess withdrawal	)
= $36,000 x ($65,000 /($55,900 — $3,900) ) = $36,000 x (5/4)
= $45,000
GMWB Base = Min (GMWB Base prior less Adj. Excess w/d, account value after excess w/d)
= Min ($65,000 — $45,000, $55,900 — $39,900)
= Min ($20,000, $16,000) = $16,000
7/1/2021	Twelfth Contract Anniversary — Owner requests a $800 withdrawal	$ 800	$ —	* GMWB RIDER TERMINATED*

Assume withdrawals equal to the GLA have been taken each contract year and the Automatic Step-Up has not changed the GMWB Base. Assume contract value has decreased by $15,200 to $800 due to withdrawals and negative investment performance.

You receive the remaining $800 of contract value and the Company pays You an additional $160 The GMWB Rider and Base Contract terminate. Lifetime monthly payments of $960 /12 =$80 are established with an Annuity Date of 7/1/2022

Appendix H – GMIB and GMWB Investment Categories

GMIB and GMWB Investment Categories	Subaccounts
Large Cap	AllianceBernstein VPS Value, Davis Value, Dreyfus VIF Appreciation, Federated Managed Tail Risk Fund II, BlackRock S&P 500 Index VI, BlackRock Capital Appreciation VI, BlackRock Basic Value VI, BlackRock Large Cap Core VI, BlackRock Large Cap Growth VI, BlackRock Large Cap Value VI, Eaton Vance VT Large-Cap Value, Janus Aspen Forty, Oppenheimer Main Street/VA, Oppenheimer Capital Appreciation/VA, Pioneer Fund VCT, Invesco V.I. Comstock Fund, American Funds – AFIS Growth, American Funds – AFIS Growth – Income, TA Barrow Hanley Divided Focused, TA WMC Diversified Growth
Mid Cap	AllianceBernstein VPS Small Mid Cap Value, InvescoV.I. Mid Cap Core Equity, Federated Kaufmann II, TA Morgan Stanley Mid Cap Growth
Small Cap	BlackRock Value Opportunities VI, Oppenheimer Main Street Small Cap VA, Wanger USA, TA Systematic Small/Mid Cap Value
International	AllianceBernstein VPS International Value, Pioneer Emerging Markets VCT, Templeton Growth VIP, BlackRock International VI, American Funds – AFIS International, Wanger International, BlackRock Global Opportunities VI
Balanced	BlackRock Global Allocation VI, American Funds – AFIS Asset Allocation, TA AllianceBernstein Dynamic Allocation
Money Market	BlackRock Money Market VI
Fixed Income	EatonVance VT Floating - Rate Income, BlackRock Total Return VI, BlackRock U.S. Government Bond VI, BlackRock High Yield VI, PIMCO Total Return, PIMCO Real Return, Pioneer High Yield VCT, American Funds – AFIS Bond, PIMCO VIT Low Duration
Alternative	PIMCO CommodityRealReturn® Strategy, Pioneer Real Estate Shares VCT

Appendix I – GMWB Tax Examples

The following examples illustrate how we intend to tax report a $5,000 payment received by you at various stages under a Contract with a GMWB benefit. Assume the Guaranteed Lifetime Amount is also $5,000. It should be noted that all taxable amounts received under your Contract will be treated as ordinary income. Please note that the tax consequences associated with payments received in accordance with the GMWB are unclear and a tax advisor should be consulted.

(1)

Before annuity payments begin, earnings (or gains) come out first from the Contract and are taxable as ordinary income. Thus, if taken as a pre-annuity date withdrawal, the entire $5,000 payment will consist of taxable earnings until the account value is reduced to an amount below the greater of (i) the investment in the Contract (generally equal to the total premium payments); or (ii) the $5,000 Guaranteed Lifetime Amount.

(2)

Over time, as withdrawals are made from the Contract, the account value may be reduced to zero, but the GMWB benefit still guarantees that $5,000 will be paid each year. The tax treatment of a $5,000 withdrawal may differ as the account value approaches and reaches zero:

Example 1

Year during which account value goes to zero

Assume the account value is $500. $500 of the withdrawal will be from the account value and $4,500 will be part of the GMWB benefit. If the investment in the Contract at the time of payment is $1,000, we will report $4,000 as taxable gain and we will reduce the investment in Contract to zero. Investment in the Contract after the payment equals zero.

Years after account value goes to zero

Full amount of the $5,000 payment is taxed as gain, because investment in the Contract is now zero.

Example 2

Year during which account value goes to zero

Assuming again an account value of $500, $500 of the withdrawal will be taken from the account value and $4,500 will be paid to you as part of the GMWB benefit. If investment in the Contract at the time of payment is $15,000, we will report the entire $5,000 payment as a nontaxable return of premiums, because investment in the Contract is greater than both the guaranteed lifetime payment and the account value. Investment in the Contract immediately after the payment would be reduced by the full amount of the nontaxable payment received by you, to $10,000.

Years after account value goes to zero

Assume the expected return under the Contract is $91,000 ($5,000 each year times the life expectancy of the covered person). The exclusion ratio for the annual $5,000 guaranteed lifetime payments will be 11 percent (which is calculated by dividing the investment in the Contract of $10,000 by the expected return of $91,000). Thus, $4,450 will be reported as taxable income and $550 may be excluded from each annual payment of $5000 until the entire $10,000 investment in the Contract is recovered. After the entire investment in the Contract is recovered, the full amount of each guaranteed lifetime payment will be taxable.

Appendix J – State Contract Availability and/or Variations of Certain Features and Benefits

The following information is a summary of the states where certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract’s features and benefits as previously described in this Prospectus.

States Where Certain Features and/or Benefits are Not Available or have Certain Variations to Features and/or Benefits:

State	Features and Benefits	Availability or Variation
California	See “Ten Day Right to Review (“Free Look”)”

For Contracts issued in California to contract owners who are 60 years of age or older, and who directed us on the application to invest the premiums immediately in subaccount(s) other than the BlackRock Money Market V.I. Subaccount, we will refund the account value less any bonus amounts as of the date you return the Contract.

	See “Partial Withdrawals – Systematic Withdrawal Program” See “Dollar Cost Averaging”	This feature begins 35 days after the contract date. This feature begins 35 days after the contract date.
Maryland	C Class Contracts L Class Contracts	Not available.
Minnesota	“Guaranteed Minimum Income Benefit EXTRA”	Currently not available.
Montana	See “Gender-Based Annuity Purchase Rates”	Blended unisex annuity purchase rates are applied to both male and female annuitants; annuity payments under life annuity payout options will be the same for male and female annuitants of the same age on the annuity date.
Oregon	See “Bonus Payment and Recapture”	For XC (bonus) Class Contracts issued in Oregon, the bonus rate will never be lower than the rate shown on your Contract Schedule Page.
Washington	See “Bonus Payment and Recapture”	For XC (bonus) Contracts issued in Washington, the bonus rate will never be lower than the rate shown on your Contract Schedule Page.
	See “Death Benefit – GMDB Roll-Up Base A” “Additional Death Benefit”	Interest rate credited to premiums allocated to subaccounts (other than restricted subaccounts) for GMDB Roll-Up Base A is compounded daily at an annual rate of 3%. Not available.

Appendix K – Differences Between GMIB & GMIB EXTRA

	GMIB	GMIB EXTRA*
Issue Age	Maximum issue age is 75 (older annuitant). No minimum issue age. No restrictions on owner(s) and annuitant(s).	Maximum issue age is 70 (older annuitant) (age 75 if you purchased your Contract on or after June 23, 2008) and minimum issue age is 45 (younger annuitant). Only spouses may be co-owners, and natural owner(s) must be annuitant(s).
Charge	The current charge is 0.50% (0.90% maximum).	The current charge is 0.65% (0.75% if you purchased your Contract on or June 23, 2008) (1.20% maximum).
Investment Restrictions	No allocation guidelines or investment restrictions currently apply.	Allocation guidelines and investment restrictions apply.
Restricted Subaccounts	Restricted Subaccounts (3% interest on GMIB Roll-Up Base B).	No Restricted Subaccounts (5% (6% if you purchased your Contract on or after June 23, 2008) interest on entire GMIB EXTRA Roll-Up Base).
GMIB Roll-Up Base	GMIB Roll-Up Base accrues interest until the earlier of 20 contract years or the contract anniversary on or following the oldest annuitant’s 80th birthday.	GMIB EXTRA Roll-Up Base accrues interest until the contract anniversary on or following the oldest annuitant’s 85th birthday.
GMIB MAV Base	Anniversary values for GMIB MAV Base calculated until the contract anniversary on or following the oldest annuitant’s 80th birthday.	Anniversary values for GMIB EXTRA MAV Base calculated until the contract anniversary on or following the oldest annuitant’s 85th birthday.
Optional Reset	No optional resets of GMIB Roll-Up Base. (restarts the 10-year waiting period).	Optional resets of GMIB EXTRA Roll-Up Base until oldest annuitant’s 75th birthday
No Lapse Guarantee	No Lapse Guarantee not available.	If account value is reduced to zero, No Lapse Guarantee automatically exercises GMIB EXTRA.

*	Please note that if you purchased your Contract prior to January 12, 2007, the GMIB EXTRA is not available.

Appendix L – Differences Between the Single Life GMWB and the Joint Life GMWB

GMWB	Single Life Rider*	Joint Life Rider
Charge

•  The current charge is 0.60% (0.65% if you purchased your Contract on or after June 23, 2008) (1.25% maximum)

•  The current charge is 0.80% (1.55% maximum) if you elect the Income Enhancement Benefit.

•  The current charge is 0.75% (0.85% if you purchased your Contract on or after June 23, 2008) (1.50% maximum).

•  The current charge is 1.15% (2.00% maximum) if you elect the Income Enhancement Benefit.

Contract Structuring	Co-owners and joint annuitants are not permitted.	Co-owners and joint annuitants are permitted, but must be spouses. Each spouse must name the other as primary beneficiary.
Owner/ Annuitant Changes

•  Changing an owner/annuitant resets the GMWB Base to the current account value, if lower, except upon spousal continuation prior to the first withdrawal, where the GMWB Base will remain unchanged. If a withdrawal was made before spousal continuation, the GMWB Base will be reset to equal the account value less uncollected charges.

•  In either case, the Lifetime Income Percentage may change because it is based on the new owner’s age on the date of the change.

•  The new owner/annuitant must be at least 60 years old (if you purchased your Contract prior to January 11, 2008) or 55 years old (if you purchased your Contract on or after January 11, 2008, but before June 23, 2008) and not more than 80 years old (there is no minimum age requirement if you purchased your Contract on or after June 23, 2008) on the date of the change, except upon spousal continuation, the maximum age limit is waived for the surviving spouse.

•  Adding a new co-owner/joint annuitant resets the GMWB Base to the current account value, if lower. Where a new owner/annuitant is named upon spousal continuation, the GMWB Base will be reset to equal the account value less uncollected charges, if greater.

•  The Lifetime Income Percentage may change upon any ownership change, as it is based upon the age of the younger owner, but will not decrease upon spousal continuation if the spouse is a co-owner under the Joint Life rider.

•  If a co-owner/joint annuitant spouse is removed, the GMWB Base remains unchanged; however, if prior withdrawals were taken, the Lifetime Income Percentage may change, based upon the remaining owner/annuitant’s age on the date of the first withdrawal or most recent Automatic Step-Up, if later.

•  The new co-owner/joint annuitant must be at least 60 years old (if you purchased your Contract prior to January 11, 2008) or 55 years old (if you purchased your Contract on or after January 11, 2008, but before June 23, 2008) and not more than 80 years old (there is no minimum age requirement if you purchased your Contract on or after June 23, 2008) when added, except upon spousal continuation the maximum age limit is waived for the surviving spouse.

*	Please note that if you purchased your Contract prior to January 12, 2007, the Single Life GMWB Rider is not available.

Appendix M – GMWB Variations Depending on Date of Contract Purchase

The GMWB varies depending on when you purchased your Contract. The key differences are shown in the following chart. Please see “Guaranteed Minimum Withdrawal Benefit” for a complete list of the differences.

	Step-Up of Lifetime Income Percentage	Step-Up of the GMWB Base	Cancellation of the GMWB Rider	Re-Election of the GMWB Rider	GMWB MAV Base	Automatic Roll- Up Reset
If you purchased your Contract prior to September 1, 2006:	After the first withdrawal on or after the GMWB Effective Date, we will redetermine and if appropriate step-up your Lifetime Income Percentage based upon your age band (or the age band of the younger owner if there are co-owners) on any third contract anniversary, if we are increasing your GMWB Base to equal your contract value on such anniversary.	After the first withdrawal on or after the GMWB Effective Date, if the contract value is higher than the GMWB Base, we will step-up the GMWB Base to equal such value on each third contract anniversary.	You may cancel the GMWB rider on each third contract anniversary after the contract date.	If you previously canceled your GMWB rider and you wish to re-elect it, you may do so on each third contract anniversary after the contract date if the GMWB rider is still available for sale.	The GMWB MAV Base equals the greatest of the anniversary values. An anniversary value equals the sum of (a) plus (b) where: (a) is the GMWB Base on the GMWB Effective Date, or is the contract value on each contract anniversary thereafter; and (b) is the sum of all additional premiums since the last contract anniversary.	Not available.
If you purchased your Contract on or after September 1, 2006, but prior to January 12, 2007:	After the first withdrawal on or after the GMWB Effective Date, we will redetermine and if appropriate step-up your Lifetime Income Percentage based upon your age band (or the age band of the younger owner if there are co-owners) on any Contract Anniversary, if we are increasing your GMWB Base to equal your contract value on such anniversary.	After the first withdrawal on or after the GMWB Effective Date, if the contract value is higher than the GMWB Base, we will step-up the GMWB Base to equal such value on each contract anniversary.	Same as above.	Same as above.	Same as above.	Not available.
If you purchased your Contract on or after January 12, 2007; but prior to June 23, 2008:	Same as above.	Same as above.	You may cancel the GMWB rider on each fifth contract anniversary after the contract date.	If you previously canceled your GMWB rider and you wish to re-elect it, you may do so on each fifth contract anniversary after the contract date if the GMWB rider is still available for sale.	Same as above.

On each of the first five contract

anniversaries after the GMWB Effective

Date, the GMWB Roll-Up Base will

automatically reset to the contract

value, if greater. Interest will

continue to accrue for five years after

each automatic rollup reset, if any.

	Step-Up of Lifetime Income Percentage	Step-Up of the GMWB Base	Cancellation of the GMWB Rider	Re-Election of the GMWB Rider	GMWB MAV Base	Automatic Roll- Up Reset
If you purchased your Contract on or after June 23, 2008	Same as above.

After your first withdrawal, on or after the GMWB Effective Date, if you have taken an Excess Withdrawal during the contract year, the GMWB Base may be increased through automatic step-ups on each contract anniversary. The GMWB Base will be reset to equal your contract value, if higher.

After your first withdrawal, on or after the GMWB Effective Date, if you have not taken an Excess Withdrawal during the contract year, the GMWB Base may be increased through automatic step-ups on each contract anniversary. The GMWB Base will be reset to equal the greater of (a) the contract value or (b) the highest monthaversary contract value since the last contract anniversary, if such value is higher than the GMWB Base.

			Same as above.	Same as above.	The GMWB MAV Base is equal to the greatest of the anniversary values. An anniversary value equals the sum of (a) plus (b) where: (a) is the GMWB Base on the GMWB Effective Date and, on each contract anniversary thereafter, is the highest contract value on such anniversary or on any of the preceding eleven monthaversaries; and (b) is the sum of all additional premiums since the date of the highest contract value used in the last anniversary value calculation.

On each of the first ten contract

anniversaries after the GMWB Effective

Date and prior to your first withdrawal,

we will automatically reset the GMWB

Roll-Up to equal the greater of the

current GMWB Roll-Up Base or the GMWB

MAV Base on such contract anniversary.

	Minimum Age Requirement to Purchase the GMWB*	Income Enhancement Benefit
If you purchased your Contract prior to January 11, 2008	You and your co-owner (if applicable) must be at least 60 years old.	Not available.
If you purchased your Contract on or after January 11, 2008, but prior to June 23, 2008	You and your co-owner (if applicable) must be at least 55 years old.	Not available.
If you purchased your Contract on or after June 23, 2008	There is no minimum age requirement.	Available.

*	Please note that the age bands also differ based on the contract date, please see “Guaranteed Minimum Withdrawal Benefit — Guaranteed Lifetime Amount”

MERRILL LYNCH INVESTOR CHOICE ANNUITYSM (INVESTOR SERIES)

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Advisors Life Insurance Company)

Merrill Lynch Life Variable Annuity Separate Account A

Supplement Dated July 1, 2019

to the

Statement of Additional Information dated May 1, 2014

This Supplement updates certain information contained in the Statement of Additional Information for the Merrill Lynch Investor Choice AnnuitySM (Investor Series) contract (the “Contract”). Please read this Supplement carefully and retain it for future reference.

Effective on or about July 1, 2019, Transamerica Advisors Life Insurance Company (“TALIC”; formerly known as Merrill Lynch Life Insurance Company) merged with and into its affiliate Transamerica Life Insurance Company (“TLIC”). Before the merger, TALIC was the issuer of the contracts. Upon consummation of the Merger, TALIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TALIC, including Merrill Lynch Life Variable Annuity Separate Account A (the “Separate Account”) that funds the Contracts, and the assets of the Separate Account. As a result of the merger, TLIC became responsible for all liabilities and obligations of TALIC, including those created under the Contracts. The Contracts have thereby become flexible premium individual deferred variable annuity contracts funded by a separate account of TLIC. Accordingly, all references in the Statement of Additional Information to the issuer of the Contracts are amended to refer to Transamerica Life Insurance Company.

TALIC had stopped issuing new Contracts by 2009. Following the Merger, TLIC will not issue new Contracts.

F I N A N C I A L   S T A T E M E N T S – S T A T U T O R Y   B A S I S

A N D   S U P P L E M E N T A R Y   I NF O R M AT I O N

Transamerica Life Insurance Company

Years Ended December 31, 2018, 2017 and 2016

Transamerica Life Insurance Company

Financial Statements – Statutory Basis

and Supplementary Information

Years Ended December 31, 2018, 2017 and 2016

Report of Independent Auditors

To the Board of Directors of

Transamerica Life Insurance Company

We have audited the accompanying statutory balance sheets of Transamerica Life Insurance Company (the “Company”) as of December 31, 2018 and 2017, and the related statutory statements of operations, of changes in capital and surplus, and of cash flow for each of the three years in the period ended December 31, 2018.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Iowa Insurance Division, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018 and 2017 or the results of its operations or its cash flows for the years ended December 31, 2018, 2017, and 2016.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2018 and 2017 and the results of its operations and its cash flows for the years ended December 31, 2018, 2017, and 2016, in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division described in Note 2.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the financial statements give retroactive effect to the merger of Firebird Re Corp (FReC) into the Company on October 1, 2018 in a transaction accounted for as a statutory merger. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statutory-basis financial statements taken as a whole. The supplemental Summary of Investments - Other Than Investments in Related Parties of the Company as of December 31, 2018 and the Supplementary Insurance Information and Reinsurance of the Company as of December 31, 2018, 2017, and 2016 and for the years then ended are presented for purposes of additional analysis and are not a required part of the statutory-basis financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory-basis financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the statutory-basis financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory-basis financial statements or to the statutory-basis financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the statutory-basis financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 25, 2019

2

Transamerica Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands)

	December 31
	2018	2017
Admitted assets
Cash, cash equivalents and short-term investments	$2,216,702	$1,900,643
Bonds	26,467,809	28,033,583
Preferred stocks	97,382	103,437
Common stocks	2,998,481	2,954,730
Mortgage loans on real estate	4,574,654	4,202,142
Real estate	114,446	189,044
Policy loans	551,658	580,338
Securities lending reinvested collateral assets	1,670,537	2,460,919
Derivatives	1,923,048	801,215
Other invested assets	1,658,658	1,637,441

Total cash and invested assets	42,273,375	42,863,492

Accrued investment income	399,446	389,011
Premiums deferred and uncollected	115,210	108,500
Current federal income tax recoverable	–	822,090
Net deferred income tax asset	616,798	534,723
Variable annuity reserve hedge offset deferral	231,853	86,794
Other assets	1,461,317	1,210,199
Separate account assets	71,917,551	80,820,068

Total admitted assets	$117,015,550	$126,834,877

Liabilities and capital and surplus

Aggregate reserves for policies and contracts	$25,906,526	$25,749,685
Policy and contract claim reserves	485,636	399,919
Liability for deposit-type contracts	915,773	1,042,297
Other policyholders’ funds	17,582	17,782
Transfers from separate accounts due or accrued	(1,009,941)	(1,282,980)
Funds held under reinsurance treaties	3,785,867	3,504,298
Asset valuation reserve	683,668	698,859
Interest maintenance reserve	290,361	479,605
Derivatives	933,049	794,861
Payable for collateral under securities loaned and other transactions	2,849,569	2,866,693
Borrowed money	3,042,853	4,163,554
Other liabilities	1,418,761	959,829
Separate account liabilities	71,917,550	80,820,067

Total liabilities	111,237,254	120,214,469
Total capital and surplus	5,778,296	6,620,408

Total liabilities and capital and surplus	$117,015,550	$126,834,877

See accompanying notes.

3

Transamerica Life Insurance Company

Statements of Operations - Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2018	2017	2016
Revenues
Premiums and other considerations	$11,422,235	$(3,130,626)	$14,078,543
Net investment income	1,610,651	2,433,048	2,444,917
Commissions and expense allowances on reinsurance ceded	835,062	608,958	394,708
Reserve adjustment on reinsurance ceded	(67,838)	(1,210,892)	13,653
Consideration received on reinsurance recapture and novations	217,258	462,313	7,326
Separate accounts net gain from operations	-	139,852	-
Fee revenue and other income	1,830,164	1,844,079	1,679,532

Total revenue	15,847,532	1,146,732	18,618,679

Benefits and expenses
Death benefits	1,588,268	1,428,999	1,543,390
Annuity benefits	1,068,107	1,098,585	1,304,475
Accident and health benefits	295,343	141,823	327,969
Surrender benefits	14,680,368	13,050,057	10,418,017
Other benefits	132,097	131,327	155,409
Net increase (decrease) in reserves	156,841	(12,630,602)	1,526,057
Commissions	886,178	901,852	1,057,363
Net transfers to (from) separate accounts	(3,475,926)	(2,037,592)	729,211
IMR adjustment due to reinsurance	(13,229)	(2,065,984)	81,293
General insurance expenses and other	1,205,559	1,021,021	1,020,330

Total benefits and expenses	16,523,606	1,039,486	18,163,514

Gain (loss) from operations before dividends and federal income taxes	(676,074)	107,246	455,165

Dividends to policyholders	5,953	8,057	5,969

Gain (loss) from operations before federal income taxes	(682,027)	99,189	449,196
Federal income tax (benefit) expense	(29,827)	(1,047,090)	(138,751)

Net gain (loss) from operations	(652,200)	1,146,279	587,947
Net realized capital gains (losses), after tax and amounts transferred to interest maintenance reserve	(686,354)	(542,579)	(307,183)

Net income (loss)	$(1,338,554)	$603,700	$280,764

See accompanying notes.

4

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus - Statutory Basis

(Dollars in Thousands)

Balance at January 1, 2016	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
As originally presented	$6,762	$1,597	$(58,000)	$150,000	$3,096,538	$2,292	$2,255,496	5,454,685
Merger of Firebird Re Corp (FREC)	-	-	-	-	950,000	-	424,816	1,374,816
Balance at January 1, 2016 (FREC Merger)	6,762	1,597	(58,000)	150,000	4,046,538	2,292	2,680,312	6,829,501
Net income (loss)	-	-	-	-	-	-	280,764	280,764
Change in net unrealized capital gains/losses, net of taxes	-	-	-	-	-	575,869	(536,884)	38,985
Change in net deferred income tax asset	-	-	-	-	-	-	189,046	189,046
Change in nonadmitted assets	-	-	-	-	-	-	111,753	111,753
Cumulative effect of change in accounting principle	-	-		-	-	-	(276,056)	(276,056)
Change in asset valuation reserve	-	-	-	-	-	-	58,227	58,227
Change in surplus in separate accounts	-	-		-	-	-	2,604	2,604
Dividends to stockholders	-	-	-	-	-	-	(385,630)	(385,630)
Return of capital	-	-	-	-	(389,056)	-	-	(389,056)
Other changes - net	-	(315)		-	(3,652)	(225)	11,455	7,263
Balance at December 31, 2016	$6,762	$1,282	$(58,000)	$150,000	$3,653,830	$577,936	$2,135,591	$6,467,401
Net income (loss)	-	-	-	-	-	-	603,700	603,700
Change in net unrealized capital gains/losses, net of taxes	-	-	-	-	-	(489,076)	1,162,662	673,586
Change in net deferred income tax asset	-	-	-	-	-	-	(902,675)	(902,675)
Change in nonadmitted assets	-	-	-	-	-	-	455,996	455,996
Change in asset valuation reserve	-	-	-	-	-	-	118,144	118,144
Change in surplus in separate accounts	-	-	-	-	-	-	(117,876)	(117,876)
Change in surplus as a result of reinsurance	-	-	-	-	-	-	230,908	230,908
Dividends to stockholders	-	-	-	-	-	-	(480,523)	(480,523)
Return of capital	-	-	-	-	(422,572)	-	-	(422,572)
Other changes - net	-	(298)	-	-	(626)	981	(5,738)	(5,681)
Balance at December 31, 2017	$6,762	$984	$(58,000)	$150,000	$3,230,632	$89,841	$3,200,189	$6,620,408

Continued on next page.

5

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus - Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2017	$6,762	$984	$ (58,000)	$150,000	$3,230,632	$89,841	$3,200,189	$6,620,408
Net income (loss)	-	-	-	-	-	-	(1,338,554)	(1,338,554)
Change in net unrealized capital gains/losses, net of tax	-	-	-	-	-	145,059	1,105,421	1,250,480
Change in net deferred income tax asset	-	-	-	-	-	-	167,651	167,651
Change in nonadmitted assets	-	-	-	-	-	-	45,136	45,136
Change in asset valuation reserve	-	-	-	-	-	-	15,191	15,191
Change in surplus as a result of reinsurance	-	-	-	-	-	-	17,616	17,616
Return of capital	-	-	-	-	(558,740)	-	-	(558,740)
Dividends to stockholders	-	-	-	-	-	-	(424,567)	(424,567)
Other changes - net	-	(559)	-	-	2,576	(3,047)	(15,295)	(16,325)

Balance at December 31, 2018	$6,762	$425	$(58,000)	$150,000	$2,674,468	$231,853	$2,772,788	$5,778,296

See accompanying notes.

6

Transamerica Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2018	2017	2016
Operating activities
Premiums and annuity considerations	$11,422,390	$5,413,864	$12,213,919
Net investment income	1,728,466	2,416,637	2,274,152
Other income	2,749,714	6,752,780	2,103,378
Benefit and loss related payments	(17,799,778)	(15,725,651)	(13,440,153)
Net transfers from separate accounts	3,746,156	2,315,254	(601,686)
Commissions and operating expenses	(1,852,164)	(2,012,766)	(2,029,374)
Dividends paid to policyholders	(6,350)	(7,348)	(6,935)
Federal income taxes (paid) received	936,341	486,361	(214,756)

Net cash provided by (used in) operating activities	924,775	(360,869)	298,545

Investing activities
Proceeds from investments sold, matured or repaid	$8,587,250	$9,911,821	$13,351,892
Costs of investments acquired	(7,266,323)	(7,968,737)	(15,148,007)
Net change in policy loans	28,681	27,407	41,992
Net cost of investments acquired	(7,237,642)	(7,941,330)	(15,106,015)

Net cash provided by (used in) investing activities	$1,349,608	$1,970,491	$(1,754,123)

Financing and miscellaneous activities
Capital and paid in surplus received (returned)	$(556,833)	$(434,179)	$(408,074)
Dividends to stockholders	(364,220)	(480,523)	(385,630)
Net deposits (withdrawals) on deposit-type contracts	(140,549)	(2,121,885)	(213,365)
Net change in borrowed money	(1,125,180)	1,884,482	1,770,364
Net change in funds held under reinsurance treaties	(271,793)	(75,583)	(63,372)
Net change in payable for collateral under securities lending and other transactions	(18,578)	(151,384)	(800,797)
Other cash (applied) provided	518,829	58,364	670,775

Net cash provided by (used in) financing and miscellaneous activities	(1,958,324)	(1,320,708)	569,901
Net increase (decrease) in cash, cash equivalents and short-term investments	316,059	288,914	(885,677)
Cash, cash equivalents and short-term investments:
Beginning of year	1,900,643	1,611,729	2,497,406

End of year	$2,216,702	$1,900,643	$1,611,729

See accompanying notes.

7

Transamerica Life Insurance Company

Statements of Cash Flow (supplemental) – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
Supplemental disclosures of cash flow information	2018	2017	2016

Non-cash activities during the year not included in the Statutory Statement of Cash Flows:

Non-cash dividend to parent company	$60,347	$-	$-
Investments received for insured securities losses	16,489	-	-
Write off of prepaid real estate related assets	2,727	-	-
Non-cash capital contribution to investment subsidiary	1,971	-	-
Transfer of bonds and mortgage loans related to reinsurance agreement with third party	-	7,196,754	-
Transfer of bonds, mortgage loans, and derivatives related to affiliated reinsurance amendment	-	5,650,741	2,648,094
Transfer of bonds to settle reinsurance obligations	-	22,479	2,556
Asset transfer of ownership between hedge funds	-	62,567	-

8

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December  31, 2018

1. Organization and Nature of Business

Transamerica Life Insurance Company (the Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC). CGC is an indirect, wholly-owned subsidiary of Aegon N.V., a holding company organized under the laws of The Netherlands.

On October 1, 2018, the Company completed a merger with Firebird Re Corp (FReC), an Arizona-domiciled affiliate. On January 1, 2016, the Company completed a merger with Global Preferred Re Limited (GPRe), a Bermuda-domiciled affiliate. The mergers were accounted for in accordance with the Statement of Statutory Accounting Principles (SAP) No. 68, Business Combinations and Goodwill, as a statutory merger. As such, financial statements for periods prior to the mergers were combined and the recorded assets, liabilities and surplus of FReC and GPRe on a US statutory basis were carried forward to the merged company. As a result of the mergers, FReC and GPRe’s common stock was deemed cancelled by operation of law. Each share of the Company’s capital stock issued and outstanding immediately before the merger shall continue to represent one share of the capital stock. As a result of the merger, the business previously ceded from the Company to FReC and GPRe is no longer reflected as ceded risk in the restated merged financials.

Summarized financial information for the company and FReC presented separately for periods prior to the merger is as follows:

	Year Ended December 31 2017	Year Ended December 31 2016
Revenues:
Company	$907,248	$18,431,210
FReC	239,484	187,469

	$1,146,732	$18,618,679

Net income (loss):
Company	$520,708	$332,890
FReC	82,992	(52,126)

	$603,700	$280,764

9

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

December 31 2017
Assets:
Company	$125,311,106
FReC	1,523,771
Change in deferred tax admissibility due to merger	–

$126,834,877

Liabilities:
Company	$119,892,350
FReC	322,119
Change in deferred tax admissibility due to merger	–

$120,214,469

Capital and surplus:
Company	$5,418,756
FReC	1,201,652
Change in deferred tax admissibility due to merger	–

$6,620,408

Nature of Business

The Company sells individual non-participating whole life, endowment and term contracts, structured settlements, pension products and reinsurance, as well as a broad line of single fixed and flexible premium annuity products, guaranteed interest contracts and funding agreements. In addition, the Company offers group life, universal life, credit life, and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia, Guam, Puerto Rico and US Virgin Islands. Sales of the Company’s products are primarily through a network of agents, brokers, and financial institutions.

10

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Iowa Insurance Division (IID), which practices differ from accounting principles generally accepted in the United States of America (GAAP).

The IID recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law. The National Association of Insurance Commissioners’ (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed practices by the State of Iowa. Prescribed statutory accounting practices include state laws and regulations. Permitted statutory accounting practices encompass accounting practices that are not prescribed.

The following is a summary of the accounting practices permitted and prescribed by the IID and reflected in the Company’s financial statements:

The Company, with the permission of the Iowa Commissioner of Insurance, is allowed special accounting treatment for certain hedges of interest rate exposures on variable annuity products that would not otherwise conform to current accounting guidance under Statement of Statutory Accounting Principle (SSAP) No. 86 – Derivatives of the NAIC SAP. The Company recognizes a reserve hedge offset deferral for the difference between the hedge results associated with a highly effective clearly defined hedge strategy related to variable annuity interest rate risks and the corresponding interest-rate related impact to variable annuity results. During 2018, 2017 and 2016, the deferral was granted and will be amortized through special surplus funds, change in net unrealized capital gains (losses) financial statement line, on a straight line basis over a period of 10 years beginning in the period of deferral. The Company may request permission from the IID for the deferral annually.

The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to the reported value of the assets supporting the Company’s guaranteed separate accounts. As prescribed by Iowa Administrative Code 508A.1.4, the Commissioner found that the Company is entitled to value the assets of the guaranteed separate account at amortized cost, whereas the assets would be required to be reported at fair value under SSAP No. 56, Separate Accounts, of the NAIC SAP. There is no impact to the Company’s income or surplus as a result of utilizing this prescribed practice.

11

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

A reconciliation of the Company’s net income (loss) and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of Iowa is shown below:

	SSAP#	F/S Page	F/S Line	2018	2017	2016
Net income (loss), State of Iowa basis				$(1,338,554)	$603,700	$280,764
State prescribed practices that are an increase(decrease) from NAIC SAP: Separate account asset valuation	56	NA	NA	-	-	-

State permitted practices that are an increase(decrease) from NAIC SAP: Hedge reserve offset deferral	86	Balance Sheet; Statement of Changes in Capital and Surplus	Variable annuity reserve hedge offset deferral Special surplus funds - Change in net unrealized capital gains/ losses	-	-	-

Net income (loss), NAIC SAP				$(1,338,554)	$603,700	$280,764

Statutory surplus, state of Iowa basis	XXX	XXX	XXX	$5,778,296	$6,620,408	$6,467,401
State prescribed practices that are an increase(decrease) from NAIC SAP: Separate account asset valuation	56	NA	NA	-	-	-

State permitted practices that are an increase(decrease) from NAIC SAP: Hedge reserve offset deferral	86	Balance Sheet; Statement of Changes in Capital and Surplus	Variable annuity reserve hedge offset deferral Special surplus funds - Change in net unrealized capital gains/ losses	(231,853)	(86,794)	(575,869)

Statutory surplus, NAIC SAP	XXX	XXX	XXX	$5,546,443	$6,533,614	$5,891,532

12

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The effects of the following variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material. Significant accounting policies and variances from GAAP are as follows:

Investments

Investments in bonds, except those to which the Securities Valuation Office (SVO) of the NAIC has ascribed a NAIC designation of 6, are reported at amortized cost using the interest method. Bonds containing call provisions, except make-whole call provisions, are amortized to the call or maturity value/date which produces the lowest asset value, often referred to as yield-to-worst method. Bonds ascribed a NAIC designation of 6 are reported at the lower of amortized cost or fair value with unrealized gains and losses reported in changes in capital and surplus. Prepayment penalty or acceleration fees received in the event a bond is liquidated prior to its scheduled termination date are reported as investment income.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

For GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. These securities are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium using either the retrospective or prospective methods. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. For statutory reporting, the retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

For GAAP, all securities purchased or retained that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used.

13

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company closely monitors below investment grade holdings and investment grade issuers where the Company has concerns to determine if an other-than-temporary impairment (OTTI) has occurred. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. The Company will record a charge to the statement of operations for the amount of the impairment.

For structured securities, cash flow trends and underlying levels of collateral are monitored. An OTTI is considered to have occurred if the fair value of the structured security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An OTTI is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security and the security is in an unrealized loss position. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. The Company will record a charge to the statement of operations for the amount of the impairments.

For GAAP, if it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the OTTI is recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the OTTI should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Investments in both affiliated and unaffiliated preferred stocks in good standing (those with NAIC designations RP1 to RP3 and P1 to P3), are reported at cost or amortized cost, depending on the characteristics of the securities. Investments in both affiliated and unaffiliated preferred stocks not in good standing (those with NAIC designations RP4 to RP6 and P4 to P6), are reported at the lower of cost, amortized cost, or fair value, depending on the characteristics of the securities. The related net unrealized capital gains and losses for all NAIC designations are reported in changes in capital and surplus.

14

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in net unrealized capital gains or losses reported in changes in capital and surplus.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value and the related net unrealized capital gains or losses are reported in changes in capital and surplus.

The Company owns stock issued by the Federal Home Loan Bank (FHLB), which is only redeemable at par, and its fair value is presumed to be par, unless other-than-temporarily impaired.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized. Prepayment penalty or acceleration fees received in the event a loan is liquidated prior to its scheduled termination date are reported as investment income.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

15

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

The Company has interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee.

For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company. The carrying value is amortized over the life of the investment. Amortization is calculated as a ratio of the current year tax credits and tax benefits compared to the total expected tax credits and tax benefits over the life of the investment.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less (principally stated at amortized cost) or money market mutual funds which are primarily reported at fair value.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Policy loans are reported at unpaid principal balances.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain.

16

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Valuation Reserves

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, primarily bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals into net investment income over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, forwards, and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions, or net investment in a foreign operation), (B) replication, (C) income generation, or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86.

(A)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (amortized cost or fair value). Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under US GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and the risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

(B)

Derivative instruments are also used in replication (synthetic asset) transactions. In these transactions, the derivative is accounted for in a manner consistent with the cash instrument and replicated asset. For US GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

17

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

(C)

Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative relates (amortized cost or fair value).

(D)	Derivative instruments held for other investment/risk management activities are measured at fair value with value adjustments recorded in unassigned surplus.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the hedged asset or liability changes, the value of the hedging derivative is expected to move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘BBB’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments:

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Interest rate basis swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying liability to mitigate the basis risk of assets and liabilities resetting on different indices. These interest rate swaps generally provide for the exchange of the difference between a floating rate on one index to a floating rate of another index, based upon an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps meeting hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are

18

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities therefore converting the asset or liability to a USD denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in capital and surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Total return swaps are used in the asset/liability management process to mitigate the delta risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the S&P or other global market financial index) and floating leg (tied to the London Interbank Offered Rate (LIBOR)) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no cash is exchanged at the outset of initiating the variance swap, and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Bond forwards are used to hedge the interest rate risk that future liability claims increase as rates decrease, leading to higher guarantee values.

19

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

The Company issues products providing the customer a return based on the various global equity market indices. The Company uses options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and fair value adjustments are recorded as capital and surplus in the financial statements. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

Caps are used in the asset/liability management process to mitigate the interest rate risk created due to a rapidly rising interest rate environment. The caps are similar to options where the underlying interest rate index provides for the market value movements. The caps do not accrue interest until the interest rate environment exceeds the caps strike rate. Cash is exchanged at the onset, and a single receipt or payment occurs at the maturity or termination of the contract. Caps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Caps that do not meet hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

The Company uses zero cost collars to hedge the interest rate risk associated with rising short term interest rates, whereby the exposure would otherwise adversely impact the company’s capital generation. The collar position(s) help range bound the floating rate by combining a cap and floor position.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company issues fixed liabilities that have a guaranteed minimum crediting rate. The Company uses receiver swaptions, whereby the swaption is designed to generate cash flows to offset lower yields on assets during a low interest rate environment. The Company pays a single premium at the beginning of the contract and is amortized throughout the life of the swaption. These swaptions are marked to fair value in the balance sheet and the fair value adjustment is recorded in unassigned surplus. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

20

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a written credit default swap which, in effect, converts the high quality asset into an investment grade corporate asset or a sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss.

Securities Lending Assets and Liabilities

The Company loans securities to third parties under agent-managed securities lending programs accounted for as secured borrowings. Cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Non-cash collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

Repurchase Agreements

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. The securities transferred are not removed from the balance sheet, and the cash received as collateral is invested as needed or used for general corporate purposes of the Company. A liability is established to record the obligation to return the cash collateral and included in Borrowed Money on the Balance Sheets.

Other Assets and Other Liabilities

Other assets consist primarily of receivables from reinsurance, accounts receivable and company owned life insurance. Company owned life insurance is carried at cash surrender value.

Other liabilities consist primarily of amounts withheld by the Company, accrued expenses and municipal repurchase agreements. Municipal repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest. These municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral.

21

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Separate Accounts

The majority of the separate accounts held by the Company, primarily for individual policyholders as well as for group pension plans, do not have any minimum guarantees, and the investment risks associated with fair value changes are borne by the policyholder. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments.

Certain other separate accounts held by the Company provide a minimum guaranteed return of 3% of the average investment balance to policyholders. The assets consist of long-term bonds and short-term investments which are carried at amortized cost.

Assets held in trust for purchases of variable universal life and annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at fair value.

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The investment risks associated with fair value changes of the separate accounts are borne entirely by the policyholders except in cases where minimum guarantees exist.

Surplus funds transferred from the general account to the separate accounts, commonly referred to as seed money, and earnings accumulated on seed money are reported as surplus in the separate accounts until transferred or repatriated to the general account. The transfer of such funds between the separate account and the general account is reported as surplus contributed or withdrawn during the year.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are calculated by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

For GAAP, policy reserves are calculated based on estimated expected experience or actual account balances.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

22

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance and are not reported as premiums, benefits or changes in reserves in the statement of operations. Interest on these policies is reflected in other benefits.

Premiums and Annuity Considerations

Revenues for life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability using deposit accounting.

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

23

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Under GAAP, for certain reinsurance agreements whereby assets are retained by the ceding insurer (such as funds withheld or modified coinsurance) and a return is paid based on the performance of underlying investments, the assets and liabilities for these reinsurance arrangements must be adjusted to reflect the fair value of the invested assets. The NAIC SAP does not contain a similar requirement.

Deferred Income Taxes

The Company computes deferred income taxes in accordance with SSAP No. 101, Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10. Under SSAP 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted. Deferred state income taxes are not recorded under SSAP No. 101, whereas under GAAP state income taxes are included in the computation of deferred income taxes.

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of insurance and investment contracts are deferred. For traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, acquisition costs would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Value of Business Acquired

Under GAAP, value of business acquired (VOBA) is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future contracts and contract changes, premiums, mortality and morbidity, separate account performance, surrenders, operation expenses, investment returns, nonperformance risk adjustment and other factors. VOBA is not recognized under NAIC SAP.

24

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Subsidiaries and affiliated companies

Investments in subsidiaries, controlled and affiliated companies (SCA) are stated in accordance with the Purposes and Procedures Manual of the NAIC SVO, as well as SSAP No. 97 – Investments in Subsidiary, Controlled and Affiliated Entities.

The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP. Dividends or distributions received from an investee are recognized in investment income when declared to the extent that they are not in excess of the undistributed accumulated earnings attributable to an investee. Changes in investments in SCA’s are recorded as a change to the carrying value of the investment with a corresponding amount recorded directly to unrealized gain/loss (capital and surplus).

Surplus Notes

Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

Nonadmitted Assets

Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC SAP, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that they are not impaired.

Statements of Cash Flow

Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less and money market mutual funds. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

25

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

3. Accounting Changes and Corrections of Errors

The Company’s policy is to disclose as recent accounting pronouncements the adopted accounting guidance with a current year effective date that has been classified by the NAIC as a substantive change, as well as items classified as nonsubstantive changes that have had a material impact on the financial position or results of operations of the Company.

Recent Accounting Pronouncements

Effective December 31, 2018, the NAIC adopted revisions to SSAP No. 21, Other Admitted Assets. Revisions incorporated accounting guidance for structured settlement income streams acquired by insurers as investments. Periodic-certain structured settlements acquired in accordance with all state and federal laws are to be reported as admitted assets. The adoption of this guidance did not impact the financial position or results of operations of the Company.

Effective January 1, 2018, the NAIC adopted revisions to SSAP No. 100, Fair Value, which allow net asset value (NAV) per share as a practical expedient to fair value, either when specifically named in a SSAP or when specific conditions exist. The revisions adopt ASU 2009-12: Investments in Certain Entities that Calculate Net Asset Value Per Share (or Its Equivalent) and ASU 2015-07: Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or Its Equivalent). The adoption of this guidance did not impact the financial position or results of operations of the Company as the Company does not use NAV as a practical expedient.

Prior Period Correction

During 2018, management identified and corrected errors in the calculation of Related Party balances received and paid. Amounts received from related parties for 2017 and 2016 were understated by $207,569 and $202,159, respectively. Amounts paid to related parties for 2017 and 2016 were understated by $167,018 and $193,093, respectively. This is reflected in the Related Party disclosure in Note 13. The error did not affect any other footnotes or the financial statements.

Change in Accounting Principles

The Company has certain liabilities associated with financial instruments activity including securities lending collateral payable, derivative cash collateral payable, and dollar repurchase agreements. During 2018, Management determined that including these liabilities as part of Note 4 provides the user improved clarity, information, and usefulness. This change is noted as a change in accounting principle and was implemented on a prospective basis beginning in 2018.

Reclassifications

The Company reclassified certain balances within the statutory basis financial statement presentation on the Balance Sheets, Statements of Operations and Statements of Cash Flows to better align with industry practice. All prior period amounts were reclassified to conform with the current period presentation. The Company did not change any financial statement totals reported in the prior periods as a result of reclassifications.

26

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

27

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R, Fair Value. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -

Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets
b) Quoted prices for identical or similar assets or liabilities in non-active markets
c) Inputs other than quoted market prices that are observable
d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -

Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments is either reported at fair value or amortized cost (which approximates fair value). Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indices, third-party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of Level 1 and Level 2 values within the fair value hierarchy. For fixed maturity

28

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds were determined primarily by using indices, third-party pricing services and internal models.

Derivative Financial Instruments: The fair value of futures and forwards are based upon the latest quoted market price & spot rates at the balance sheet date. The estimated fair values of equity and interest rate options (calls, puts, caps) are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including equity, interest rate and currency swaps, are based on pricing models or formulas using current assumptions. The estimated fair values of credit default swaps are based upon active market data, including interest rate quotes, credit spreads, and recovery rates, which are then used to calculate probabilities of default for the fair value calculation. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The book value of policy loans is considered to approximate the fair value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are primarily valued either using third-party pricing services or are valued in the same manner as the general account assets as further described in this note. However, some separate account assets are valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or

29

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

internal modeling which utilizes input that are not market observable. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities and GICs, are estimated using discounted cash flow calculations. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values. These are included in the Investment Contract Liabilities.

The Company accounts for its investments in affiliated common stock in accordance with SSAP No. 97, as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

30

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2018 and 2017, respectively:

	December 31, 2018
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,857,985	$1,857,985	$1,333,140	$524,845	$–	$–
Short-term notes receivable from affiliates	261,000	261,000	–	261,000	–	–
Bonds	27,150,574	26,467,809	6,777,150	19,937,391	436,033	–
Preferred stocks, other than affiliates	91,213	97,382	–	88,216	2,997	–
Common stocks, other than affiliates	171,979	171,979	15,401	6	156,572	–
Mortgage loans on real estate	4,621,578	4,574,654	–	–	4,621,578	–
Other invested assets	240,960	214,317	–	229,234	11,726	–
Derivative assets:
Options	835,056	835,056	–	835,056	–	–
Interest rate swaps	708,359	708,707	–	708,359	–	–
Currency swaps	15,288	15,495	–	15,288	–	–
Credit default swaps	48,036	49,219	–	48,036	–	–
Equity swaps	278,712	278,712	–	278,712	–	–
Interest rate futures	20,473	20,473	20,473	–	–	–
Equity futures	15,386	15,386	15,386	–	–	–
Derivative assets total	1,921,310	1,923,048	35,859	1,885,451	–	–
Policy loans	551,658	551,658	–	551,658	–	–
Securities lending reinvested collateral	1,507,848	1,507,848	71,045	1,436,803	–	–
Separate account assets	71,293,672	71,273,648	67,626,229	3,663,620	3,823	–

Liabilities
Investment contract liabilities	12,930,349	12,022,177	–	243,143	12,687,205	–
Derivative liabilities:
Options	314,840	314,840	–	314,840	–	–
Interest rate swaps	366,016	580,625	–	366,016	–	–
Currency swaps	1,706	645	–	1,706	–	–
Credit default swaps	(1,311)	12,827	–	(1,311)	–	–
Equity swaps	16,512	16,512	–	16,512	–	–
Interest rate futures	6,730	6,730	6,730	–	–	–
Equity futures	870	870	870	–	–	–
Derivative liabilities total	705,363	933,049	7,600	697,763	–	–
Dollar repurchase agreements	204,253	204,253	–	204,253	–	–
Payable for securities lending	1,670,537	1,670,537	–	1,670,537	–	–
Payable for derivative cash collateral	1,179,032	1,179,032	–	1,179,032	–	–
Separate account annuity liabilities	66,262,464	66,264,300	3,069	66,222,440	36,955	–

31

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	December 31, 2017
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,654,664	$1,654,682	$1,077,469	$577,195	$–	$–
Short-term notes receivable from affiliates	168,300	168,300	–	168,300	–	–
Bonds	30,396,348	28,033,583	8,822,765	20,934,757	638,826	–
Preferred stocks, other than affiliates	94,950	96,276	–	91,770	3,180	–
Common stocks, other than affiliates	203,091	203,091	5,320	20	197,751	–
Mortgage loans on real estate	4,330,683	4,202,142	–	–	4,330,683	–
Other invested assets	250,440	212,466	–	244,488	5,952	–
Derivative assets:
Options	170,119	170,119	–	170,119	–	–
Interest rate swaps	574,599	574,448	–	541,454	33,145	–
Currency swaps	8,349	10,269	–	8,349	–	–
Credit default swaps	55,537	36,620	–	55,537	–	–
Equity swaps	9,760	9,760	–	9,760	–	–
Policy loans	580,338	580,338	–	580,338	–	–
Securities lending reinvested collateral	2,460,919	2,460,919	–	2,460,919	–	–
Separate account assets	80,149,650	80,096,666	76,888,437	3,253,417	7,796	–

Liabilities
Investment contract liabilities	12,427,585	11,460,334	–	251,404	12,176,181	–
Derivative liabilities:
Options	45,443	45,443	–	45,443	–	–
Interest rate swaps	305,657	438,194	–	303,184	2,473	–
Currency swaps	5,041	2,776	–	5,041	–	–
Credit default swaps	(12,107)	23,526	–	(12,107)	–	–
Equity swaps	284,921	284,921	–	284,921	–	–
Separate account annuity liabilities	74,664,347	74,665,853	1,550	74,619,387	43,410	–

32

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2018 and 2017:

	2018
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$–	$26,472	$8,205	$34,677
Hybrid securities	–	2,282	–	2,282

Total bonds	–	28,754	8,205	36,959

Preferred stock
Industrial and miscellaneous	–	1,601	2,997	4,598

Total preferred stock	–	1,601	2,997	4,598

Common stock
Mutual funds	12,648	–	–	12,648
Industrial and miscellaneous	2,753	6	156,572	159,331

Total common stock	15,401	6	156,572	171,979

Cash equivalents and short-term
Mutual funds	1,333,140	–	–	1,333,140

Total cash equivalents and short-term	1,333,140	–	–	1,333,140

Securities lending reinvested collateral	71,045	–	–	71,045
Derivative assets	35,859	1,828,844	–	1,864,703
Separate account assets	67,486,247	3,103,229	3,823	70,593,299

Total assets	$68,941,692	$4,962,434	$171,597	$74,075,723

Liabilities:
Derivative liabilities	$7,600	$772,387	$–	779,987
Separate account liabilities	3,069	–	–	3,069

Total liabilities	$10,669	$772,387	$–	$783,056

33

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	2017
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$–	$21,438	$14,618	$36,056

Total bonds	–	21,438	14,618	36,056

Preferred stock
Industrial and miscellaneous	–	1,964	3,180	5,144

Total preferred stock	–	1,964	3,180	5,144

Common stock
Mutual funds	–	5	–	5
Industrial and miscellaneous	5,320	15	197,751	203,086

Total common stock	5,320	20	197,751	203,091

Cash equivalents and short-term
Government	–	69,167	–	69,167
Money market mutual funds	1,077,470	–	–	1,077,470

Total cash equivalents and short-term	1,077,470	69,167	–	1,146,637

Securities lending reinvested collateral	–	2,460,919	–	2,460,919
Derivative assets	–	721,333	31,703	753,036
Separate account assets	76,780,559	2,607,246	51,040	79,438,845

Total assets	$77,863,349	$5,882,087	$298,292	$84,043,728

Liabilities:
Derivative liabilities	$–	$679,730	$2,473	$682,203
Separate account liabilities	1,550	–	–	1,550

Total liabilities	$1,550	$679,730	$2,473	$683,753

The Company reviews the fair value hierarchy classifications at each reporting period. Overall, reclassifications between levels occur when there are changes in the observability of inputs and market activity used in the valuation of a financial asset or liability. Given the types of assets classified as Level 1 (primarily equity securities including mutual fund investments), transfers between Level 1 and Level 2 measurement categories are expected to be infrequent. Transfers into and out of level 3 are summarized in the schedule of changes in level 3 asset and liabilities. There were no material asset transfers between level 1 and level 2 or between level 2 and level 3 during the years ended December 31, 2018 and 2017.

Bonds classified as Level 2 are valued using inputs from third party pricing services or broker quotes. Bonds classified as Level 3 are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilize significant inputs that are not market observable.

Preferred stock classified as Level 2 are valued using inputs from third party pricing services or broker quotes. Preferred stock classified as Level 3 are internally valued using significant unobservable inputs.

Common stock classified as Level 2 are valued using inputs from third party pricing services or broker quotes. Common stock classified as Level 3 are comprised primarily of shares in the Federal Home Loan Bank (FHLB) of Des Moines, which are valued at par as a proxy for fair value as a result of restrictions that allow redemptions only by FHLB.

Cash equivalents and short-term investments classified as level 1 are primarily money market mutual funds and are measured at fair value. For those securities with a pricing source of ‘amortized cost’; amortized cost is a proxy for fair value.

34

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Securities lending reinvested in collateral is valued and classified in the same way as the underlying collateral, which is primarily composed of short-term investments.

Derivatives classified as Level 2 represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Derivatives classified as Level 3 represent interest rate swaps calculated by simulation using a series of market-consistent inputs to model the dynamics of the swap. The inputs are taken from market instruments to the extent that they exist.

Separate account assets and liabilities are valued and classified in the same way as general account assets and liabilities (described above).

The following tables summarize the changes in assets classified as Level 3 for 2018 and 2017:

	Beginning Balance at January 1, 2018	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)

Bonds
Government	$–	$–	$–	$(3)	$3
RMBS	–	–	–	(26)	26
Other	14,619	–	5,465	108	423
Preferred stock	3,180	–	–	–	(754)
Common stock	197,751	–	270	(2,000)	3,398
Other long term	–	920	1,040	–	(310)
Derivatives	29,230	–	–	(84,445)	(29,230)
Separate account assets	51,040	1,394	249	(43,234)	(77)

Total	$295,820	$2,314	$7,024	$(129,600)	$(26,521)

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2018

Bonds
Government	$–	$–	$–	$–	$–
RMBS	–	–	–	–	–
Other	–	–	–	1,479	8,206
Preferred stock	828	–	259	–	2,997
Common stock	–	216	42,400	123	156,572
Other long term	430	–	–	–	–
Derivatives	–	–	(3,869)	(80,576)	–
Separate account assets	100	–	3,490	1,660	3,824

Total	$1,358	$216	$42,280	$(77,314)	$171,598

(a) Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations

(b) Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

35

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Beginning Balance at January 1, 2017	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
Government	$–	$–	$–	$(8)	$8
RMBS	–	–	–	(30)	30
Other	18,746	2,571	2,555	2	1,306
Preferred stock	3,153	–	–	–	(518)
Common stock	192,928	7	6	(2,246)	1,896
Derivatives	(358,974)	457	–	(174,683)	387,747
Separate account assets	45,420	3,249	2,719	16	4,887

Total	$(98,727)	$6,284	$5,280	$(176,949)	$395,356

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2017
Bonds
Government	$–	$–	$–	$–	$–
RMBS	–	–	–	–	–
Other	$–	$6,082	$–	$11,533	$14,619
Preferred stock	546	–	–	–	3,180
Common stock	155	12,164	1,000	6,148	197,750
Derivatives	–	–	(8,536)	(166,147)	29,230
Separate account assets	5,393	–	755	4,452	51,040

Total	$6,094	$18,246	$(6,781)	$(144,014)	$295,819

(a) Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations

(b) Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period.

Nonrecurring fair value measurements

As indicated in Note 2, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2018, the Company held no properties as held-for-sale, where fair value was less than its carrying value. As of December 31, 2018, the Company held two properties as held-for sale, where carrying amount of $15,168 was equal to fair value.

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified as Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

36

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

5. Investments

Bonds and Stocks

The carrying amounts and estimated fair value of investments in bonds and stocks are as follows:

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2018
Bonds:
United States Government and agencies	$6,387,028	$246,948	$121,683	$6,512,293
State, municipal and other government	732,171	34,020	18,984	747,207
Hybrid securities	249,112	13,176	7,196	255,092
Industrial and miscellaneous	15,065,090	711,594	368,812	15,407,872
Mortgage and other asset-backed securities	4,034,408	257,889	64,185	4,228,112
Total bonds	26,467,809	1,263,627	580,860	27,150,576
Unaffiliated preferred stocks	97,382	3,022	9,191	91,213
Total	$26,565,191	$1,266,649	$590,051	$27,241,789

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$154,552	$18,557	$1,130	$171,979

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2017
Bonds:
United States Government and agencies	$7,991,164	$647,439	$91,438	$8,547,165
State, municipal and other government	649,273	64,326	4,664	708,935
Hybrid securities	315,345	44,852	11,156	349,041
Industrial and miscellaneous	14,674,617	1,528,517	66,209	16,136,925
Mortgage and other asset-backed securities	4,403,184	298,152	47,054	4,654,282
Total bonds	28,033,583	2,583,286	220,521	30,396,348
Unaffiliated preferred stocks	96,276	5,552	6,878	94,950
	$28,129,859	$2,588,838	$227,399	$30,491,298

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$187,538	$15,572	$19	$203,091

37

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The carrying amount and estimated fair value of bonds at December 31, 2018, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	2018
December 31:	Carrying Value	Fair Value
Due in one year or less	$694,758	$701,949
Due after one year through five years	4,349,981	4,351,741
Due after five years through ten years	5,340,061	5,500,383
Due after ten years	12,048,601	12,368,391

	22,433,401	22,922,464
Mortgage and other asset-backed securities	4,034,408	4,228,112

	$26,467,809	$27,150,576

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2018 and 2017 is as follows:

		2018

	Equal to or Greater than 12 Months		Less than 12 Months

	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses

United States Government and agencies	$408,244	$25,720	$3,771,156	$95,963
State, municipal and other government	81,284	6,595	179,206	12,389
Hybrid securities	13,815	2,063	104,398	5,133
Industrial and miscellaneous	1,490,093	135,948	4,732,483	232,864
Mortgage and other asset-backed securities	762,982	37,966	793,414	26,219

Total bonds	2,756,418	208,292	9,580,657	372,568

Preferred stocks-unaffiliated	22,257	6,098	33,300	3,093
Common stocks-unaffiliated	–	–	11,083	1,130

Total	$2,778,675	$214,390	$9,625,040	$376,791

38

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	2017

	Equal to or Greater than 12 Months		Less than 12 Months

	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses

United States Government and agencies	$1,367,915	$89,250	$190,002	$2,188
State, municipal and other government	87,540	4,243	48,382	421
Hybrid securities	74,461	11,156	–	–
Industrial and miscellaneous	1,197,291	49,558	1,038,803	16,651
Mortgage and other asset-backed securities	615,787	31,026	746,813	16,028

Total bonds	3,342,994	185,233	2,024,000	35,288

Preferred stocks-unaffiliated	18,880	6,817	3,846	61
Common stocks-unaffiliated	–	–	549	19

	$3,361,874	$192,050	$2,028,395	$35,368

During 2018 and 2017, respectively, there were no loan-backed or structured securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold for a period of time to recover the amortized cost basis. During 2016 there was $27,182 of loan-backed structured securities with a recognized OTTI due to the inability or lack of intent and ability to hold for a period of time to recover the amortized cost basis.

For loan-backed and structured securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield, in 2018, 2017 and 2016 the Company recognized OTTI of $4,339, $7,960 and $17,321, respectively.

39

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following loan-backed and structured securities were held at December 31, 2018, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
059515AC0	$2,646	$2,494	$152	$2,494	$2,214	3/31/2018
14984WAA8	1,740	1,678	62	1,678	1,530	3/31/2018
3622EEAA0	6,023	5,988	35	5,988	6,022	3/31/2018
52522QAM4	41,713	41,166	547	41,166	40,475	3/31/2018
65536PAA8	648	636	12	636	491	3/31/2018
48123HAA1	259	248	11	248	82	3/31/2018
126380AA2	5,069	5,069	(0)	5,069	5,287	3/31/2018
05950WAM0	1,425	1,172	253	1,172	1,189	06/30/2018
059515AC0	2,368	2,335	33	2,335	2,072	06/30/2018
65536PAA8	622	440	182	440	476	06/30/2018
48123HAA1	239	–	239	–	56	09/30/2018
225470FJ7	1,142	1,106	36	1,106	1,084	12/31/2018
22944BCX4	54,890	54,108	782	54,108	49,073	12/31/2018
36828QQK5	4,500	2,505	1,995	2,505	4,326	12/31/2018

			$4,339

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2018 and 2017 is as follows:

	2018		2017
	Losses 12 Months or More	Losses Less Than 12 Months	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31:
The aggregate amount of unrealized losses	$37,966	$39,883	$31,010	$29,380
The aggregate related fair value of securities with unrealized losses	762,982	815,146	614,741	770,935

At December 31, 2018 and 2017, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 610 and 468 securities with a carrying amount of $2,993,065 and $3,553,923, and an unrealized loss of $214,390 and $192,050 with an average price of 92.8 and 93.9 (fair value/amortized cost). Of this portfolio, 90.7% and 89.7% were investment grade with associated unrealized losses of $161,075 and $141,101, respectively.

At December 31, 2018 and 2017, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 1,323 and 504 securities with a carrying amount of $9,989,618 and $2,063,194 and an unrealized loss of $375,662 and

40

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

$35,349 with an average price of 96.2 and 97.3 (fair value/amortized cost). Of this portfolio, 89.6% and 87.4% were investment grade with associated unrealized losses of $291,872 and $27,177, respectively.

At December 31, 2018 and 2017, respectively, there were no common stocks that have been in a continuous loss position for greater than or equal to twelve months.

At December 31, 2018 and 2017, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 13 and 5 securities with a cost of $12,212 and $592 and an unrealized loss of $1,130 and $43 with an average price of 90.8 and 92.8 (fair value/cost).

The following structured notes were held at December 31, 2018 and 2017:

December 31, 2018
CUSIP Identification	Actual Cost	Fair Value	Book /Adjusted Carrying Value	Mortgage- Referenced Security (YES/NO)
912810QV3	$14,974	$14,436	$16,404	NO
912810RA8	772,522	875,159	856,899	NO
912810RL4	1,145,407	1,169,921	1,230,189	NO
44965TAA5	5,822	5,137	5,829	NO
44965UAA2	3,605	3,047	3,606	NO

Total	$1,942,330	$2,067,700	$2,112,927

December 31, 2017
CUSIP Identification	Actual Cost	Fair Value	Book /Adjusted Carrying Value	Mortgage- Referenced Security (YES/NO)
44965TAA5	$4,296	$4,802	$4,301	NO
44965UAA2	205	241	205	NO
912810QV3	14,974	15,644	16,022	NO
912810RA8	772,522	951,760	831,117	NO
912810RL4	1,195,281	1,333,989	1,249,924	NO

Total	$1,987,278	$2,306,436	$2,101,569

41

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table provides the number of 5GI securities, aggregate book adjusted carrying value and aggregate fair value by investment type:

	Number of 5GI Securities	Book /Adjusted Carrying Value	Fair Value
December 31, 2018
Bond, amortized cost	3	$29,647	$29,725
Loan-backed and structured securities, amortized cost	1	8	8
Preferred stock, amortized cost	1	2,996	2,996

Total	5	$32,651	$32,729

December 31, 2017
Bond, amortized cost	4	$33,531	$35,359
Loan-backed and structured securities, amortized cost	1	9	9

Total	5	$33,540	$35,368

During 2018 and 2017, the Company sold, redeemed or otherwise disposed of 152 and 112 securities as a result of a callable feature which generated investment income of $17,409 and $44,912 as a result of a prepayment penalty and/or acceleration fee.

Proceeds from sales and other disposals of bonds and preferred stock and related gross realized capital gains and losses are reflected in the following table. The amounts exclude maturities and include transfers associated with reinsurance agreements.

	Year Ended December 31
	2018	2017	2016
Proceeds	$5,597,099	$17,928,678	$11,073,491

Gross realized gains	$73,153	$2,373,050	$167,936
Gross realized losses	(207,526)	(151,088)	(120,206)

Net realized capital gains (losses)	$(134,373)	$2,221,962	$47,730

The Company had gross realized losses, which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks, for the years ended December 31, 2018, 2017 and 2016 of $10,795, 19,101 and $40,319 respectively.

At December 31, 2018 and 2017, the Company had no investments in restructured securities.

42

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Mortgage Loans

The credit quality of mortgage loans by type of property for the years ended December 31, 2018 and 2017 were as follows:

December 31, 2018
	Farm	Commercial	Total
AAA - AA	$219	$2,619,855	$2,620,074
A	42,814	1,734,474	1,777,288
BBB	6,690	157,753	164,443
BB	8,730	4,119	12,849
B	–	–	–

	$58,453	$4,516,201	$4,574,654

December 31, 2017
	Farm	Commercial	Total
AAA - AA	$16,247	$2,421,619	$2,437,866
A	41,447	1,549,298	1,590,745
BBB	–	125,975	125,975
BB	–	16,144	16,144
B	8,912	49,118	58,030

	$66,606	$4,162,154	$4,228,760

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2018, the Company issued mortgage loans with a maximum interest rate of 5.57% and a minimum interest rate of 3.95% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2018 at the time of origination was 69%. During 2017, the Company issued mortgage loans with a maximum interest rate of 7.35% and a minimum interest rate of 3.50% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2017 at the time of origination was 77%. During 2016, the Company issued mortgage loans with a maximum interest rate of 8.71% and a minimum interest rate of 3.00% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2016 at the time of origination was 91%.

43

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

During 2018 and 2017, the Company did not reduce the interest rate on any outstanding mortgage loans.

The age analysis of mortgage loans and identification in which the Company is a participant or co-lender in a mortgage loan agreement is as follows for December 31, 2018 and 2017.

	Farm	Commercial
		Insured	All Other	Total
December 31, 2018
Recorded Investment (All)
(a) Current	$50,576	$–	$4,435,184	$4,485,760
(b) 30-59 Days Past Due	–	–	–	–
(c) 60-89 Days Past Due	–	–	57,005	57,005
(d) 90-179 Days Past Due	7,875	–	–	7,875
(e) 180+ Days Past Due	–	–	24,014	24,014
Accruing interest 90-179 days past due
(a) Recorded investment	7,876	–	–	7,876
(b) Interest accrued	96	–	–	96
Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$31,524	$–	$1,286,604	$1,318,128

		Commercial
	Farm	Insured	All Other	Total
December 31, 2017
Recorded Investment (All)
(a) Current	$66,606	$–	$4,153,714	$4,220,320
(b) 30-59 Days Past Due	–	–	3,641	3,641
(c) 60-89 Days Past Due	–	–	–	–
(d) 90-179 Days Past Due	–	–	–	–
(e) 180+ Days Past Due	–	–	4,799	4,799
Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$34,964	$–	$1,252,751	$1,287,715

At December 31, 2018 and 2017, respectively, multiple mortgage loans with a carrying value of $24,014 and $4,799 were non-income producing for the previous 180 days. There was no accrued interest related to these mortgage loans at December 31, 2018 or 2017. The Company has a mortgage or deed of trust on the property thereby creating a lien which gives it the right to take possession of the property (among other things) if the borrower fails to perform according to the terms of the loan documents. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property. At December 31, 2018 and 2017 there were no taxes, assessments and other amounts advanced and not included in the mortgage loan total.

At December 31, 2018 and 2017, respectively, the Company held $0 and $49,118 in impaired loans with related allowance for credit losses of $0 and $26,618. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2018 and 2017, respectively. There were no mortgage loans subject to participant or co-lender mortgage loan agreements for which the Company is restricted from unilaterally foreclosing on the mortgage loans. The average recorded investment in impaired loans during 2018 and 2017 was $49,118 and $10,793, respectively.

44

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2018	2017	2016
Balance at beginning of period	$26,618	$1,421	$1,569
Additions, net charged to operations	–	26,618	174
Recoveries in amounts previously charged off	(26,618)	(1,421)	(322)

Balance at end of period	$–	$26,618	$1,421

As of December 31, 2018 and 2017, the Company had no mortgage loans derecognized as a result of foreclosure.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. For the years ended December 31, 2018, 2017 and 2016, respectively, the Company recognized $852, $5,359 and $677 of interest income on impaired loans. Interest income of $860, $2,806 and $786, respectively, was recognized on a cash basis for the years ended December 31, 2018, 2017 and 2016.

At December 31, 2018 and 2017, the Company held a mortgage loan loss reserve in the AVR of $46,231 and $42,871, respectively.

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2018	2017		2018	2017
Pacific	28%	28%	Apartment	47%	46%
South Atlantic	22	20	Retail	21	23
Middle Atlantic	16	18	Office	16	17
W. North Central	8	8	Industrial	12	9
E. North Central	8	6	Other	2	2
W. South Central	7	8	Agricultural	1	2
Mountain	6	7	Medical	1	1
E. South Central	4	4
New England	1	1

45

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018, 2017 and 2016, the Company had mortgage loans with a total net admitted asset value of $23,144, $83,445 and $81,895, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2018, 2017 and 2016 related to such restructurings. At December 31, 2018 there were no commitments to lend additional funds to debtors owing receivables, however, there was one such commitment at December 31, 2017 for $3,000.

Real Estate

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. Impairment losses of $26,231, $4,033 and $7,500 were taken on real estate in 2018, 2017 and 2016, respectively, to write the book value down to the current fair value, and included in net realized capital gains (losses), within the Summary of Operations, for the year ended December 31, 2018.

As of December 31, 2018, there are 9 properties classified as held for sale. The Company is working with an external commercial real estate advisor firm to actively market the properties and negotiate with potential buyers. During 2018, 6 properties classified as held for sale were disposed of resulting in a net realized gain of $4,579, which was included in net realized capital gains (losses) within the Summary of Operations.

The Company also disposed of other properties during 2018 resulting in net realized gains of $26,756. Two properties were disposed of during 2017 resulting in a realized loss of ($69).

The carrying value of the Company’s real estate assets at December 31, 2018 and 2017 was as follows:

	2018	2017
Home office properties	$52,466	$84,719
Investment properties	18,953	104,325
Properties held for sale	43,027	–
	$114,446	$189,044

Accumulated depreciation on real estate at December 31, 2018 and 2017, was $72,083 and $71,624, respectively.

Other Invested Assets

During 2018, the Company recorded impairments of $3,363, $10,619, and $54,902 throughout 2018, 2017, and 2016. These impairments were primarily related to private equity funds, except for 2017, which also included an impairment for a tax credit fund. The impairments were taken because the decline in fair value of the funds were deemed to be other than temporary and a recovery in value from the remaining underlying investments in the funds were not anticipated. These write-downs are included in net realized capital gains (losses) within the statement of operations.

46

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

During 2017, the Company reassigned its ownership interest in the Prisma Spectrum Fund for an additional interest in the Zero Beta Fund in the amount of $62,567, which resulted in a realized gain of $16,974.

Tax Credits

At December 31, 2018, the Company had ownership interests in forty-seven LIHTC investments. The remaining years of unexpired tax credits ranged from one to eleven, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to sixteen years. The amount of contingent equity commitments expected to be paid during the years 2019 to 2029 is $55,107. Other LIHTC tax benefits recognized during 2018 was $76,141. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

At December 31, 2017, the Company had ownership interests in forty-nine LIHTC investments. The remaining years of unexpired tax credits ranged from one to eleven, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to seventeen years. The amount of contingent equity commitments expected to be paid during the years 2018 to 2029 is $38,608. LIHTC tax credits recognized during 2017 was $12,366. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of transferable state tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2018 and 2017:

		December 31, 2018
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount	*
Low-Income Housing Tax Credits	MA	$3,880	$6,220
Economic Redevelopment and Growth Tax Credits	NJ	3,994	20,948

Total		$7,874	$27,168

		December 31, 2017
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$1,332	$7,400
Economic Redevelopment and Growth Tax Credits	NJ	2,982	14,449

Total		$4,314	$21,849

*The	unused amount reflects credits that the Company deems will be realizable in the period 2019-2030.

The Company did not have any non-transferable state tax credits.

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits, and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits.

47

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Derivatives

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities). Fair value of derivative contracts, aggregated at a counterparty level at December 31, was as follows:

	2018	2017
Fair value - positive	$2,109,376	$1,098,479
Fair value - negative	(893,430)	(909,070)

At December 31, 2018, 2017 and 2016, the Company has recorded unrealized gains (losses) of $829,565 ($120,083) and ($591,186), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. The Company did not recognize any unrealized gains or losses during 2018, 2017 and 2016 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 25 years for forecasted hedge transactions. At December 31, 2018 and 2017, none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship. As of December 31, 2018 and 2017, the Company has accumulated deferred gains in the amount of $0 and $1,898, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on future asset purchases expected to transpire throughout 2019.

48

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Summary of realized gains (losses) by derivative type for year-end December 31, is as follows:

	2018	2017	2016

Options:
Calls	$45,514	$2,067	$1,524
Caps	–	(1,203)	–
Puts	(38,626)	(1,337)	10,700

Total options	$6,888	$(473)	$12,224

Swaps:
Interest rate	$(296,623)	$307,519	$642,433
Credit	(14,247)	10,107	3,046
Foreign exchange	–	–	(2,959)
Total return	(198,766)	(1,412,666)	(510,883)

Total swaps	$(509,636)	$(1,095,040)	$131,637

Futures - net positions	(263,032)	59,052	(337,977)
Lehman settlements	537	1,195	1,241

Total realized gains (losses)	$(765,243)	$(1,035,266)	$(192,875)

Fair value of replicated assets and credit default swaps (as underlying), as of December 31, is as follows:

	2018	2017	2016
Replicated assets	$3,685,810	$3,568,730	$4,576,931
Credit default swaps	40,443	71,130	41,602
Interest rate swaps	2,188	(27,891)	(73,920)

Capital gains (losses) related to credit swap transactions (which are primarily replication transactions), as of December 31, is as follows:

	2018	2017	2016
Capital gains (losses)	$(4,435)	$10,107	$3,046

As stated in Note 2, the Company replicates investment grade corporate bonds, sovereign debt, or commercial mortgage backed securities by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, a payment equal to the notional amount of the contract, less any potential recoveries as determined by the underlying agreement, will be made by the Company to the counterparty to the swap.

49

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following tables present the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2018 and 2017:

		2018

Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)

AAA/AA/A	1
Single name credit default swaps (3)		$5,252	$453,085	2.6
Credit default swaps referencing indices		(109)	10,000	40.9

Subtotal		5,143	463,085	3.4

BBB	2
Single name credit default swaps (3)		28,016	1,754,450	2.7
Credit default swaps referencing indices		7,750	897,000	3.2

Subtotal		35,766	2,651,450	2.9

BB	3
Single name credit default swaps (3)		2,655	135,500	2.6
Credit default swaps referencing indices		-	-	-

Subtotal		2,655	135,500	2.6

B	4
Single name credit default swaps (3)		(2,809)	27,000	2.7
Credit default swaps referencing indices		-	-	-

Subtotal		(2,809)	27,000	2.7

CCC and lower	5
Single name credit default swaps (3)		(312)	5,000	1.0
Credit default swaps referencing indices		-	-	-

Subtotal		(312)	5,000	1.0

In or near default	6
Single name credit default swaps (3)		-	-	-
Credit default swaps referencing indices		-	-	-

Subtotal		-	-	-

Total		$40,443	$3,282,035	3.0

50

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

		2017
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$55,569	$2,051,835	3.0
Credit default swaps referencing indices		13,655	665,000	4.3
Subtotal		69,224	2,716,835	3.3
BBB	2
Single name credit default swaps (3)		1,907	75,000	2.2
Credit default swaps referencing indices		-	-
Subtotal		1,907	75,000	2.2
BB	3
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
B	4
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
CCC and lower	5
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
In or near default	6
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
Total		$71,131	$2,791,835	3.3

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

(3)	Includes corporate, foreign government and state entities.

The Company may enter into credit default swaps to purchase credit protection on certain of the referenced credit obligations in the table above. At December 31, 2018, the maximum amounts of potential future recoveries available to offset the $3,282,035 from the table above were $0. At December 31, 2017, the maximum amounts of potential future recoveries available to offset the $2,791,835 from the table above were $10,000.

51

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018 and 2017, the Company’s outstanding derivative instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or Notional Amount*		Fair Value
	2018	2017	2018	2017
Derivative assets:
Credit default swaps	$2,379,467	$1,435,700	$48,036	$55,537
Currency swaps	129,622	57,608	15,288	8,349
Equity futures	17	(2)	15,386	–
Equity swaps	3,668,687	408,478	278,712	9,760
Interest rate futures	38	30	20,473	–
Interest rate swaps	24,837,035	20,767,735	708,359	574,599
Options	19,736,876	13,536,702	835,056	170,119
Derivative liabilities:
Credit default swaps	1,262,568	1,756,135	(1,311)	(12,107)
Currency swaps	18,459	41,865	1,706	5,041
Equity futures	(1)	–	870	–
Equity swaps	136,057	5,444,454	16,512	284,921
Interest rate futures	(17)	–	6,730	–
Interest rate swaps	15,034,996	13,175,966	366,016	305,657
Options	(3,466,359)	(7,052,116)	314,840	45,443

*Futures	are presented in contract format. Swaps and options are presented in notional format.

52

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Restricted Assets

The following tables show the pledged or restricted assets as of December 31, 2018 and 2017, respectively:

	Gross Restricted (Admitted & Nonadmitted) 2018
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A)	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
Collateral held under security lending agreements	$1,669,762	$–	$–	$–	$1,669,762
Subject to repurchase agreements	205,405	–	–	–	205,405
Subject to dollar repurchase agreements	361,063	–	–	–	361,063
FHLB capital stock	133,400	–	–	–	133,400
On deposit with states	37,249	–	–	–	37,249
Pledged as collateral to FHLB (including assets backing funding agreements)	4,405,503	–	–	–	4,405,503
Pledged as collateral not captured in other categories	637,227	–	–	–	637,227
Other restricted assets	1,172,934	–	–	–	1,172,934

Total Restricted Assets	$8,622,543	$–	$–	$–	$8,622,543

	Gross (Admitted & Nonadmitted) Restricted				Percentage
Restricted Asset Category	Total From Prior Year (2017)	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$2,461,167	$(791,405)	$–	$1,669,762	1.44%	1.44%
Subject to repurchase agreements	116,023	89,382	–	205,405	0.18%	0.18%
Subject to reverse repurchase agreements	–	–	–	–	0.00%	0.00%
Subject to dollar repurchase agreements	278,626	82,437	–	361,063	0.31%	0.31%
Subject to dollar reverse repurchase agreements	–	–	–	–	0.00%	0.00%
FHLB capital stock	175,800	(42,400)	–	133,400	0.11%	0.11%
On deposit with states	40,862	(3,613)	–	37,249	0.03%	0.03%
Pledged as collateral to FHLB (including assets backing funding agreements)	4,999,339	(593,836)	–	4,405,503	3.76%	3.76%
Pledged as collateral not captured in other categories	600,943	36,284	–	637,227	0.54%	0.54%
Other restricted assets	423,770	749,164	–	1,172,934	1.00%	1.00%

Total Restricted Assets	$9,096,530	$(473,987)	$–	$8,622,543	7.37%	7.37%

53

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The amounts reported as Other restricted assets in the table above represent assets held in trust related to reinsurance.

The following tables show the pledged or restricted assets in other categories as of December 31, 2018 and 2017, respectively:

	Gross (Admitted & Nonadmitted) Restricted 2018
Description of Assets	Total General Account (G/A)	G/A Supporting S/A Activity	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity	Total
Derivatives	$587,361	$–	$–	$–	$587,361
Secured Funding Agreements	46,723	–	–	–	46,723
AMBAC	3,143	–	–	–	3,143

Total	$637,227	$–	$–	$–	$637,227

	Gross (Admitted & Nonadmitted) Restricted			Percentage

Description of Assets	Total From Prior Year (2017)	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Derivatives	$577,146	$10,215	$587,361	0.50%	0.50%
Secured Funding Agreements	19,943	26,780	46,723	0.04%	0.04%
AMBAC	3,854	(711)	3,143	0.00%	0.00%

Total	$600,943	$36,284	$637,227	0.54%	0.54%

The following tables show the collateral received and reflected as assets within the financial statements as of December 31, 2018 and 2017:

	2018
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$1,379,285	$1,379,285	3.05%	3.06%
Securities lending collateral assets	1,670,537	1,670,537	3.69	3.70
Other	3,999	3,999	0.01	0.01

Total Collateral Assets	$3,053,821	$3,053,821	6.75%	6.77%

	Amount	% of Liability to Total Liabilities
Recognized Obligation to return collateral asset	$3,054,914	7.77%

54

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	2017
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$725,234	$725,235	1.55%	1.55%
Securities lending collateral assets	2,460,919	2,460,919	5.25	5.27
Other	9,974	9,973	0.02	0.02

Total Collateral Assets	$3,196,127	$3,196,127	6.82%	6.84%

	Amount	% of Liability to Total Liabilities
Recognized Obligation to return collateral asset	$3,197,011	7.97%

Net Investment Income

Detail of net investment income is presented below:

	Year Ended December 31
	2018	2017	2016
Income:
Bonds	$1,220,282	$1,597,423	$1,821,601
Preferred stocks	7,711	5,655	6,159
Common stocks	100,616	214,463	13,474
Mortgage loans on real estate	202,918	239,980	284,532
Real estate	20,190	20,862	22,698
Policy loans	38,144	39,825	41,872
Cash, cash equivalents and short-term	37,671	23,632	15,464
Derivatives	65,909	100,763	221,031
Other invested assets	72,460	294,772	81,017

Gross investment income	1,765,901	2,537,375	2,507,848
Less: investment expenses	201,761	167,604	142,071

Net investment income before amortization of IMR	1,564,140	2,369,771	2,365,777
Amortization of IMR	46,511	63,277	79,140

Net investment income	$1,610,651	$2,433,048	$2,444,917

55

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Realized Capital Gains (Losses)

Net realized capital gains (losses) on investments, including OTTI, are summarized below:

	Realized Year Ended December 31
	2018	2017	2016
Bonds	$(146,705)	$2,202,327	$(38,959)
Preferred stocks	1,539	535	933
Common stocks	(3,690)	(1,978)	885
Mortgage loans on real estate	(25,561)	89,463	145
Real estate	5,104	(4,101)	(3,377)
Cash, cash equivalents and short-term investments	(41)	(185)	131
Derivatives	(765,780)	(1,036,461)	(185,514)
Other invested assets	113,193	117,051	(143,751)

Change in realized capital gains (losses), before taxes	(821,941)	1,366,651	(369,507)
Federal income tax effect	6,082	(197,793)	(7,059)
Transfer from (to) interest maintenance reserve	129,505	(1,711,437)	69,383

Net realized capital gains (losses) on investments	$(686,354)	$(542,579)	$(307,183)

Unrealized Capital Gains (Losses)

The changes in net unrealized capital gains and losses on investments, including the changes in net unrealized foreign capital gains and losses were as follows:

	Change in Unrealized
	Year Ended December 31
	2018	2017	2016

Bonds	$34,974	$64,814	$87,348
Preferred stocks	(859)	(564)	(102)
Common stocks	1,874	1,468	95
Affiliated entities	157,530	398,521	420,679
Mortgage loans on real estate	26,618	(25,197)	149
Cash equivalents and short-term investments	143	8	(141)
Derivatives	1,052,471	(73,945)	(282,801)
Other invested assets	32,650	180,441	44,126

Change in unrealized capital gains (losses), before taxes	1,305,401	545,546	269,353
Taxes on unrealized capital gains (losses)	(54,921)	124,074	(202,078)

Change in unrealized capital gains (losses), net of tax	$1,250,480	$669,620	$67,275

56

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

6. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life premium and annuity considerations at December 31, 2018 and 2017 were as follows:

	2018		2017
	Gross	Net of Loading	Gross	Net of Loading
Life and annuity:
Ordinary first-year business	$1,077	$173	$233	$(644)
Ordinary renewal business	94,263	84,248	88,791	78,408
Group life direct business	16,474	7,911	17,510	8,438
Credit direct business	13	13	55	55

	$111,827	$92,345	$106,589	$86,257

7. Policy and Contract Attributes

Insurance Liabilities

Policy reserves, deposit funds and policy claims at December 31, 2018 and 2017 were as follows:

	Year Ended December 31
	2018	2017

Life insurance reserves	$11,431,333	$11,854,033
Annuity reserves and supplementary contracts with life contingencies	13,793,355	13,180,233
Accident and health reserves (including long term care)	681,838	715,419
Total policy reserves	$25,906,526	25,749,685

Deposit funds	915,773	1,042,297
Policy claims	485,636	399,919
Total policy reserves, deposit funds and claim liabilities	$27,307,935	$27,191,901

Life Insurance Reserves

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioner’s Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula.

57

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 0.05% of ordinary life insurance in force at December 31, 2018 and 2017.

Annuity Reserves and Supplementary Contracts Involving Life Contingencies

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest.

Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.25 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Valuation Manual section 21 (VM-21), Requirements for Principle-Based Reserves for Variable Annuities. VM-21 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The VM-21 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of VM-21 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

58

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on Company experience. The SSA was determined using the assumptions and methodology prescribed in VM-21 for determining the SSA.

Accident and Health Liabilities

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts. As of December 31, 2018 and 2017, the Company had insurance in force aggregating $78,179,488 and $93,922,936, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Iowa Insurance Division. The Company established policy reserves of $1,667,131 and $1,816,099 to cover these deficiencies as of December 31, 2018 and 2017, respectively.

For indeterminate premium products, a full schedule of current and anticipated premium rates is developed at the point of issue. Premium rate adjustments are considered when anticipated future experience foretells deviations from the original profit standards. The source of deviation (mortality, persistency, expense, etc.) is an important consideration in the re-rating decision as well as the potential effect of a rate change on the future experience of the existing block of business.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. Unpaid claims include amounts for losses and related adjustment expenses and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors.

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2018
2018	$-	$308,983	$225,500	$83,483
2017 and prior	157,201	(21,859)	83,584	51,758
	157,201	$287,124	$309,084	135,241

Active life reserve	$657,543			$632,180
Total accident and health reserves	$814,744			$767,421

59

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2017
2017	$-	$316,002	$215,157	$100,845
2016 and prior	1,425,390	(1,282,531)	86,503	56,356
	1,425,390	$(966,529)	$301,660	157,201

Active life reserve	$3,953,654			$657,543
Total accident and health reserves	$5,379,044			$814,744

The Company’s unpaid claims reserve was decreased by (21,859) and ($1,282,351) for the years ended December 31, 2018 and 2017, respectively, for health claims that were incurred prior to those balance sheet dates. The change in 2018 resulted primarily from variances in the estimated frequency of claims and claim severity. The change in 2017 resulted primarily from a new intercompany reinsurance agreement on the long term care block.

The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2018 and 2017 was $3,091 and $3,278, respectively. The Company incurred $16,534 and paid $16,722 of claim adjustment expenses during 2018, of which $1,771 of the paid amount was attributable to insured or covered events of prior years. The Company incurred -$17,765 and paid $15,543 of claim adjustment expenses during 2017, of which $1,190 of the paid amount was attributable to insured or covered events of prior years. The Company did not increase or decrease the claim adjustment expense provision for insured events of prior years during 2018.

Deposit-type Contracts

Tabular interest on funds not involving life contingencies has also been determined primarily by formula.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

60

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Withdrawal Characteristics of Annuity Reserves and Deposit Funds

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31 2018
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$1,186,894	$–	$–	$1,186,894	1%
At book value less surrender charge of 5% or more	502,104	–	–	502,104	1
At fair value	97,353	–	65,968,217	66,065,570	78
Total with adjustment or at fair value	1,786,351	–	65,968,217	67,754,568	80
At book value without adjustment (minimal or no charge or adjustment)	11,213,583	–	–	11,213,583	13
Not subject to discretionary withdrawal provision	5,744,774	38,792	254,223	6,037,789	7
Total annuity reserves and deposit liabilities	18,744,708	38,792	66,222,440	85,005,940	100%

Less reinsurance ceded	3,225,879	–	–	3,225,879
Net annuity reserves and deposit liabilities	$15,518,829	$38,792	$66,222,440	$81,780,061

	December 31 2017
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$981,060	$–	$–	$981,060	1%
At book value less surrender charge of 5% or more	309,366	–	–	309,366	1
At fair value	104,165	–	74,544,361	74,648,526	80
Total with adjustment or at fair value	1,394,591	–	74,544,361	75,938,952	82
At book value without adjustment (minimal or no charge or adjustment)	12,266,170	–	–	12,266,170	13
Not subject to discretionary withdrawal provision	4,681,115	44,915	75,027	4,801,057	5
Total annuity reserves and deposit liabilities	18,341,876	44,915	74,619,388	93,006,179	100%

Less reinsurance ceded	4,149,269	–	-	4,149,269
Net annuity reserves and deposit liabilities	$14,192,607	$44,915	$74,619,388	$88,856,910

61

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Separate Accounts

Certain separate and variable accounts held by the Company relate to individual variable life insurance policies. The benefits provided on the policies are determined by the performance and/or fair value of the investments held in the separate account. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets of these separate accounts are carried at fair value. The life insurance policies typically provide a guaranteed minimum death benefit.

Certain separate accounts held by the Company represent funds which are administered for pension plans. The assets consist primarily of fixed maturities and equity securities and are carried at fair value. The Company provides a minimum guaranteed return to policyholders of certain separate accounts. Certain other separate accounts do not have any minimum guarantees and the investment risks associated with fair value changes are borne entirely by the policyholder.

Information regarding the separate accounts of the Company as of and for the years ended December 31, 2018, 2017 and 2016 is as follows:

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2018	$–	$–	$11,732	$9,160,718	$9,172,450

Reserves for separate accounts as of December 31, 2018 with assets at:
Fair value	$–	$23,984	$14,808	$69,455,743	$69,494,535
Amortized cost	–	646,872	–	–	646,872
Total as of December 31, 2018	$–	$670,856	$14,808	$69,455,743	$70,141,407

Reserves for separate accounts by withdrawal characteristics as of December 31, 2018:
Subject to discretionary withdrawal	$–	$–	$–	$–	$–
With fair value adjustment	–	–	–	–	–
At fair value	–	–	–	69,201,520	69,201,520
At book value without fair value adjustment and with current surrender charge of less than 5%	–	646,872	–	–	646,872
Subtotal	–	646,872	–	69,201,520	69,848,392
Not subject to discretionary withdrawal	–	23,984	14,808	254,223	293,015
Total separate account reserve liabilities at December 31, 2018	$–	$670,856	$14,808	$69,455,743	$70,141,407

62

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2017	$–	$–	$10,782	$8,705,180	$8,715,962

Reserves for separate accounts as of December 31, 2017 with assets at:
Fair value	$–	$25,346	$19,569	$78,023,636	$78,068,551
Amortized cost	–	633,003	–	–	633,003
Total as of December 31, 2017	$–	$658,349	$19,569	$78,023,636	$78,701,554

Reserves for separate accounts by withdrawal characteristics as of December 31, 2017:
Subject to discretionary withdrawal	$–	$–	$–	$–	$–
With fair value adjustment	–	–	–	–	–
At fair value	–	–	–	77,948,609	77,948,609
At book value without fair value adjustment and with current surrender charge of less than 5%	–	633,003	–	–	633,003
Subtotal	–	633,003	–	77,948,609	78,581,612
Not subject to discretionary withdrawal	–	25,346	19,569	75,027	119,942
Total separate account reserve liabilities at December 31, 2017	$–	$658,349	$19,569	$78,023,636	$78,701,554

63

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2016	$–	$64	$10,970	$8,767,639	$8,778,673

Reserves for separate accounts as of December 31, 2016 with assets at:
Fair value	$–	$21,505	$20,001	$70,154,420	$70,195,926
Amortized cost	–	633,674	–	–	633,674
Total as of December 31, 2016	$–	$655,179	$20,001	$70,154,420	$70,829,600

Reserves for separate accounts by withdrawal characteristics as of December 31, 2016:
Subject to discretionary withdrawal	$–	$–	$–	$–	$–
With fair value adjustment	–	–	–	–	–
At fair value	–	–	–	70,116,163	70,116,163
At book value without fair value adjustment and with current surrender charge of less than 5%	–	633,674	–	–	633,674
Subtotal	–	633,674	–	70,116,163	70,749,837
Not subject to discretionary withdrawal	–	21,505	20,001	38,257	79,763
Total separate account reserve liabilities at December 31, 2016	$–	$655,179	$20,001	$70,154,420	$70,829,600

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2018	2017	2016
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$9,198,986	$8,742,039	$8,767,931
Transfers from separate accounts	(12,522,352)	(11,223,730)	(8,507,967)
Net transfers to separate accounts	(3,323,366)	(2,481,691)	259,964
Miscellaneous reconciling adjustments	(152,560)	444,099	469,247
Net transfers as reported in the statements of operations of the life, accident and health annual statement	$(3,475,926)	$(2,037,592)	$729,211

64

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2018 and 2017, the Company’s separate account statement included legally insulated assets of $71,917,551 and $80,820,068, respectively. The assets legally insulated from general account claims at December 31, 2018 and 2017 are attributed to the following products:

	2018	2017
Group annuities	$23,941,313	$27,892,661
Variable annuities	43,329,322	48,043,845
Fixed universal life	695,569	665,407
Variable universal life	3,737,005	3,952,973
Variable life	198,613	222,858
Modified separate accounts	4,813	29,090
Registered Market Value
Annuity Product - SPL	10,916	13,234
Total separate account assets	$71,917,551	$80,820,068

Some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. To compensate the general account for the risk taken, the separate account paid risk charges of $519,373, $505,695, $483,307, $434,084, and $342,823, to the general account in 2018, 2017, 2016, 2015, and 2014, respectively. During the years ended December 31, 2018, 2017, 2016, 2015, and 2014 the general account of the Company had paid $47,746, $43,334, $77,232, $223,304, and $35,985 respectively, toward separate account guarantees.

At December 31, 2018 and 2017, the Company reported guaranteed separate account assets at amortized cost in the amount of $643,109 and $616,456, respectively, based upon the prescribed practice granted by the State of Iowa as described in Note 2. These assets had a fair value of $679,964 and $669,442 at December 31, 2018 and 2017, respectively, which would have resulted in an unrealized gain of $36,855 and $52,984, respectively, had these assets been reported at fair value.

The Company does not participate in securities lending transactions within the separate account.

8. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

65

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2018	2017	2016
Direct premiums	$14,431,051	$13,588,837	$14,081,227
Reinsurance assumed - non affiliates	1,268,615	1,351,628	1,412,887
Reinsurance assumed - affiliates	125,367	325,332	113,578
Reinsurance ceded - non affiliates	(3,040,806)	(15,100,457)	(2,018,612)
Reinsurance ceded - affiliates	(1,361,992)	(3,295,966)	489,464
Net premiums earned	$11,422,235	$(3,130,626)	$14,078,544

Effective October 1, 2018, the Company recaptured credit insurance business from an affiliate, Ironwood Re Corp. The Company released $1,812 in funds withheld liability, recaptured $2,430 of policyholder reserves and $426 of claim reserves. The transaction resulted in a pre-tax loss of $1,045 which has been included in the Statement of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original cession of this business to Ironwood in the amount of $1,262 ($821 after-tax) with a corresponding charge to unassigned surplus.

Effective October 1, 2018, an affiliate, Transamerica Premier Life Insurance Company (TPLIC) recaptured group health insurance business from the Company. The Company paid consideration of $33,799 and released $13,767 of policyholder reserves, $980 of unearned premium reserve and $7,366 of claim reserves. The transaction resulted in a pre-tax loss of $11,686 which has been included in the Statement of Operations.

Effective July 1, 2018, the Company recaptured term insurance business from an affiliate, Stonebridge Reinsurance Company. The Company received cash of $137,447, recaptured $680,477 in policyholder reserves, $28,815 in claim reserves, net due premiums and commissions of $11,764 and $10,560 in interest maintenance reserve liability. The transaction resulted in a pre-tax loss of $570,641 which was included in the Statement of Operations. In addition, as a result of this transaction, amounts previously deferred to surplus under SSAP No. 61R and Appendix A-791, were released resulting in an increase to earnings, net of tax, of $184,144.

Effective July 1, 2018, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The Company paid consideration of $260,000, ceded $674,799 in policyholder reserves, $27,884 in claim reserves, $8,289 in due premium (net of commissions), and $13,229 in interest maintenance reserves liability. The transaction resulted in a pre-tax gain of $447,623 which will be identified separately on the insurer’s statutory financial statement as a surplus item. Recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured.

Effective June 29, 2018, the Company and Wilton Re U. S. Holdings, Inc. (Wilton Re) entered into an agreement as to the “Final Net Settlement Statements and Other Matters” (NSS) associated with the reinsurance agreement between the two companies that was effective April 1, 2017. This agreement related to the reinsurance of the payout annuity and BOLI/COLI business

66

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

to Wilton Re. As a result of the mutual concessions between the parties, Wilton Re will pay the Company $47,221. In addition, the Company released a reinsurance receivable in the amount of $3,234 related to the initial proposed final NSS that was used for closing. The net pretax impact to Capital and Surplus of these adjustments was $43,986.

Effective June 29, 2018, the Company and Wilton Re agreed to Amendment No. 1 to the Reinsurance Agreement dated June 28, 2017. This amendment converted risks that were ceded on a modified coinsurance basis to a coinsurance basis by reducing the amount of reinsurance ceded in the NSS and reducing the modco reserves ceded. At the close of the original transaction, the company offset the reserve ceded related to a modified separate account contract. Within the amendment to the Master Transaction Agreement, the Company agrees to pay Wilton Re an amount in cash equal to $95,386, which will be offset in full against an equivalent balance of other amounts due and payable to the Company, such that no cash or other assets shall be required to be transferred by the Parties.

Effective December 1, 2017, the Company entered into an agreement with TPLIC, an affiliate, to convert the modified coinsurance agreement to coinsurance and funds withheld. As a result, TLIC transferred cash and invested assets to TPLIC. Assets that were not able to be transferred were retained in a FWH portfolio by TLIC until they mature, are sold or can be transferred. The Company transferred cash and invested assets with a market value of $6,487,360 to TPLIC. The reserves of $4,543,045 and claim reserves of $199,940 net of due and advance premium of $5,815 previously held on a modco basis were transferred to TPLIC. As a result of the transaction $18,642 existing IMR and $1,125,506 newly created IMR ($1,731,547 pre-tax gains) was released and transferred to TPLIC. The transaction results in a pre-tax loss of $606,306 which has been included in the Statement of Operations. Realized gains on the sale of assets supporting the business resulted in gains that offset the impact of the pre-tax loss related to the transaction. The Company ceded modified coinsurance reserves of $4,536,010 as of December 31, 2016 for certain stand-alone long-term care policies under the indemnity reinsurance agreement with TPLIC.

Effective October 1, 2017, the Company recaptured credit life business from an affiliate, Southwest Equity Life Insurance Company. Subsequently, the mortgage life and disability insurance business was recaptured from the Company by TPLIC.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, Transamerica International Reinsurance (Bermuda) Ltd. The Company received cash of $346,458, recaptured $1,260,767 in policyholder reserves, $35,798 claim reserves, $3,502 commissions payable and $26,595 due premium. The transaction results in a pre-tax loss of $927,013 which has been included in the Statement of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture at the same consideration. The gain related to this reinsurance agreement was deferred to surplus. The combination of the transaction results in no impact to the surplus of the Company.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, LIICA Re I. The Company received cash of $113,953, recaptured $724,596 in policyholder reserves, $19,768 claim reserves and $11,124 in interest maintenance reserve liability. The transaction results in a pre-tax loss of $641,535 which has been included in the Statement of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

67

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2017, the Company recaptured certain term insurance business from an affiliate, Transamerica Pacific Insurance Company (TPIC). The company received cash of $1,902 and recaptured $17,310 in policyholder reserves, $2,897 claim reserves and $325 due premium (net of commission). The transaction results in a pre-tax loss of $17,980 which has been included in the Statement of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

Effective October 1, 2017, the Company novated the reinsurance agreement between TPIC and Transamerica International Re (Bermuda) Ltd. No cash or invested asset or net reserves were transferred as a result of this novation. The transaction results in no pre-tax gain or loss.

Subsequently effective October 1, 2017, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The company accrued to a funds withheld payable of $314,000 ceding $737,678 in policyholder reserves, $21,886 claim reserves, $10,958 due premium (net of commissions), offset by a reinsurance recoverable of $6,000 receivable and $11,124 in interest maintenance reserves liability. The transaction results in a pre-tax gain of $451,730 which has been identified separately on the insurer’s statutory financial statement as a surplus item and recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured. The funds withheld balance was paid to SCOR Global Life Americas on December 29, 2017.

On June 28, 2017, Transamerica completed a transaction to reinsure its payout annuity business and Bank Owned Life Insurance/Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the Master Agreement, the Company entered into a 100% coinsurance (general account liabilities)/100% modified coinsurance (separate account liabilities) reinsurance agreement with Wilton Reassurance Company, with an effective date of April 1, 2017. The Company transferred assets in the amount of $8,312,263, which included a negative ceding commission of $112,183, and released policy and deposit-type reserves of $7,186,330 and reinsurance deposit, policy loans and other balances related to the business of $191,144. Modified coinsurance separate account reserves of $3,695,331 were retained by the Company. As a part of the transaction, the Company realized $972,360 in net gains on the assets that were transferred of which $627,872 were deferred to IMR. The IMR liability simultaneously was released along with historical deferrals associated with the blocks of business in the amount of $921,322, resulting in a pretax loss of $51,266, which has been included in the Statement of Operations.

Effective January 1, 2017, three affiliated reinsurance treaties with TLB were amended to include the cession of all business with secondary guarantee universal life (SGUL) issued or novated by the Company. The Company increased cessions from 80 to 100% coinsurance and increased the expense allowance by fifteen basis points of account value on all business ceded based on the end of the period account value. As consideration for the cessions, the Company received cash and invested assets of $206,742, equal to the additional U.S. statutory reserves, resulting in no gain or loss on the transaction.

68

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2016, the Company recaptured fixed annuity and funding agreement business previously ceded to TPLIC, an affiliate, on a coinsurance basis. The Company received cash and invested assets of $3,017,999 and recaptured policy and claim reserves of $3,030,564. A reinsurance receivable from TPLIC was established for the remaining $12,565 of assets to be transferred in support of the transferred policy and claim reserves. In addition, TPLIC transferred $82,218 of transfer date IMR to the Company. The Company paid net consideration to TPLIC resulting in a pre-tax loss of $40,086, which has been included in the Statement of Operations.

Effective October 1, 2016, TPLIC recaptured medium-term note funding agreements previously ceded to the Company on a coinsurance basis. The Company transferred cash and invested assets of $114,175 and released deposit-type reserves of $112,238 and a hedge novation of $2,228. A payable to TPLIC of $292 was established for remaining assets to be transferred in support of the hedge novation. The Company received consideration from TPLIC resulting in a pre-tax gain of $2,936 which has been included in the Statement of Operations.

Effective September 30, 2016, the Company ceded term life business to TWRI, an affiliate, on a coinsurance funds withheld basis. The Company paid an initial reinsurance premium of $41,565, transferred other net assets of $2,042, and released life and claim reserves of $296,656 and $21,926, respectively, resulting in a pre-tax gain of $274,974 ($178,733 net of tax) which has been credited directly to unassigned surplus. Effective January 1, 2017, an amendment was made to the reinsurance agreement with TWRI to allow reinsurance of post December 31, 2016 issue dates up to June 30, 2017 issue dates. The policies with issue dates in 2017 are subject to a $50 million maximum in total annualized premium.

The Company received reinsurance recoveries in the amount of $3,726,987, $3,735,152 and $3,220,276, during 2018, 2017 and 2016, respectively. At December 31, 2018 and 2017, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $1,061,987 and $285,160. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2018 and 2017 of $42,222,952 and $41,782,338, respectively, of which $20,685,628 and $20,587,204 were ceded to affiliates.

During 2018, 2017 and 2016 amortization of deferred gains associated with previously transacted reinsurance agreements was released into income in the amount of $514,911 ($335,855 after tax), $90,556 ($62,716 after tax) and $255,425 ($176,996 after tax), respectively.

The Company reports a reinsurance deposit receivable of $0 and $0 as of December 31, 2018 and 2017, respectively. In 1996, the Company entered into a reinsurance agreement with an unaffiliated company where, for a net consideration of $59,716, the Company ceded certain portions of future obligations under single premium annuity contracts originally written by the Company in 1993. Consistent with the requirements of SSAP No. 75, Reinsurance Deposit Accounting, the Company reports the net consideration paid as a deposit. The amount reported is the present value of the future payment streams discounted at the effective yield rate determined at inception.

During 2018, 2017 and 2016, the Company obtained letters of credit of $56,994, $55,017 and $98,006, respectively, for the benefit of affiliated and nonaffiliated companies that have reinsured business to the Company where the ceding company’s state of domicile does not recognize the Company as an authorized reinsurer.

69

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

9. Income Taxes

The net deferred income tax asset at December 31, 2018 and 2017 and the change from the prior year are comprised of the following components:

	December 31, 2018
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,594,229	$129,592	$1,723,821
Statutory Valuation Allowance Adjustment	–	–	–
Adjusted Gross Deferred Tax Assets	1,594,229	129,592	1,723,821
Deferred Tax Assets Nonadmitted	96,652	–	96,652
Subtotal (Net Deferred Tax Assets)	1,497,577	129,592	1,627,169
Deferred Tax Liabilities	803,480	206,891	1,010,371
Net Admitted Deferred Tax Assets	$694,097	$(77,299)	$616,798

	December 31, 2017
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,460,587	$135,094	$1,595,681
Statutory Valuation Allowance Adjustment	2,432	–	2,432
Adjusted Gross Deferred Tax Assets	1,458,155	135,094	1,593,249
Deferred Tax Assets Nonadmitted	65,996	–	65,996
Subtotal (Net Deferred Tax Assets)	1,392,159	135,094	1,527,253
Deferred Tax Liabilities	774,613	217,917	992,530
Net Admitted Deferred Tax Assets	$617,546	$(82,823)	$534,723

	Change
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$133,642	$(5,502)	$128,140
Statutory Valuation Allowance Adjustment	(2,432)	–	(2,432)
Adjusted Gross Deferred Tax Assets	136,074	(5,502)	130,572
Deferred Tax Assets Nonadmitted	30,656	–	30,656
Subtotal (Net Deferred Tax Assets)	105,418	(5,502)	99,916
Deferred Tax Liabilities	28,867	(11,026)	17,841
Net Admitted Deferred Tax Assets	$76,551	$5,524	$82,075

70

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2018	2017	Change
Deferred Tax Assets:
Ordinary
Policyholder reserves	$535,134	$349,887	$185,247
Investments	203,467	184,414	19,053
Deferred acquisition costs	224,432	146,018	78,414
Tax credit carry-forward	349,547	522,986	(173,439)
Foreign CFC Holdings	116,610	97,641	18,969
Policyholder Reserve Transitional Amount	100,487	103,545	(3,058)
Other (including items <5% of ordinary tax assets)	64,552	56,096	8,456
Subtotal	1,594,229	1,460,587	133,642

Statutory valuation allowance adjustment	–	2,432	(2,432)
Nonadmitted	96,652	65,996	30,656
Admitted ordinary deferred tax assets	1,497,577	1,392,159	105,418

Capital:
Investments	129,592	135,094	(5,502)
Other (including items <5% of total total capital tax assets)	–	–	–
Subtotal	129,592	135,094	(5,502)

Statutory valuation allowance adjustment	–	–	–
Nonadmitted	–	–	–
Admitted capital deferred tax assets	129,592	135,094	(5,502)
Admitted deferred tax assets	$1,627,169	$1,527,253	$99,916

	Year Ended December 31
	2018	2017	Change
Deferred Tax Liabilities:
Ordinary
Investments	$548,455	$525,495	$22,960
Policyholder reserves	34,570	42,066	(7,496)
Foreign CFC Holdings	90,887	77,311	13,576
Policyholder Reserve Transitional Amount	110,176	110,804	(628)
Other (including items <5% of total ordinary tax liabilities)	19,392	18,937	455
Subtotal	803,480	774,613	28,867
Capital
Investments	206,891	217,917	(11,026)
Other (including items <5% of total capital tax liabilities)	–	–	–
Subtotal	206,891	217,917	(11,026)
Deferred tax liabilities	1,010,371	992,530	17,841
Net deferred tax assets/liabilities	$616,798	$534,723	$82,076

71

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) (HR 1, Pub. L. 115-97) became law. As a result, the Company reported a valuation allowance of $2,432 against its minimum tax credit carryover deferred tax assets to reflect the estimated sequestration fee expected to be charged on refunded credits in the 2017 financial statements. On January 14th, 2019, the Internal Revenue Service issued an announcement on its official website stating that certain refundable minimum tax credits will not be subject to sequestration. As a result, the Company released its valuation allowance related to sequestration in the 2018 financial statements.

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) (HR 1, Pub. L. 115-97) became law reducing the federal tax rate to 21%. As a result, the Company reduced its net deferred tax asset balance by $9,524, excluding $42,450 of net deferred tax asset reduction on unrealized gains/(losses) in the 2017 financial statements.

The effects of the U.S. tax reform were reflected in the 2017 financial statements as determined or as reasonably estimated provisional amounts based on available information subject to interpretation in accordance with the SEC’s Staff Accounting Bulletin No. 118 (SAB 118), as adopted by NAIC SAPWG INT 18-01. SAB 118 provides guidance on accounting for the effects of U.S. tax reform where the Company’s determinations are incomplete but the Company can determine a reasonable estimate. The TCJA related disclosures and figures in the 2018 financials represent final impacts with no estimated figures remaining.

As a result of the TCJA, the Company’s tax reserve deductible temporary difference increased by $52,726. This change results in an offsetting $(52,726) taxable temporary difference that will be amortized into taxable income evenly over the eight years subsequent to 2017. The tax reserve deductible temporary difference increased $18,569 from the estimate in the 2017 financials due to model refinements during 2018 to implement the Tax Cuts and Jobs Act provisions.

72

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

As discussed in Note 2, for the years ended December 31, 2018 and 2017 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

			December 31, 2018
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$–	$–	$–
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	583,655	33,143	616,798
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	583,655	33,143	616,798
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	774,224
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	913,922	96,449	1,010,371
2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,497,577	$129,592	$1,627,169

			December 31, 2017
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$–	$–	$–
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	506,608	28,115	534,723
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	912,852
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	885,551	106,979	992,530
2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,392,159	$135,094	$1,527,253

73

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

		Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$–	$–	$–
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	77,047	5,028	82,075
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	77,047	5,028	82,075
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	(138,628)
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	28,371	(10,530)	17,841
2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$105,418	$(5,502)	$99,916

	December 31
	2018	2017	Change
Ratio Percentage Used To Determine Recovery
Period and Threshold Limitation Amount	836%	901%	-65%

Amount of Adjusted Capital and Surplus Used To
Determine Recovery Period and Threshold
Limitation in 2(b)2 above	$5,161,496	$6,085,680	$(924,184)

The impact of tax planning strategies at December 31, 2018 and 2017 was as follows:

	December 31, 2018
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	2%	24%	4%

74

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	December 31, 2017
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	8%	16%	8%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2018	2017	Change
Current Income Tax

Federal	$(29,827)	$(1,047,121)	$1,017,294
Foreign	–	31	(31)
Subtotal	(29,827)	(1,047,090)	1,017,263
Federal income tax on net capital gains	(6,082)	197,793	(203,875)
Utilization of capital loss carry-forwards	–	–	–
Other	–	–	–
Federal and foreign income taxes incurred	$(35,909)	$(849,297)	$813,388

	Year Ended December 31
	2017	2016	Change
Current Income Tax

Federal	$(1,047,121)	$(138,750)	$(908,371)
Foreign	31	(1)	32
Subtotal	(1,047,090)	(138,751)	(908,339)
Federal income tax on net capital gains	197,793	7,059	190,734
Utilization of capital loss carry-forwards	–		–
Other	–	–	–
Federal and foreign income taxes incurred	$(849,297)	$(131,692)	$(717,605)

75

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate to income before tax as follows:

	Year Ended December 31
	2018	2017	2016

Current income taxes incurred	$(35,909)	$(849,297)	$(131,692)

Change in deferred income taxes (without tax on unrealized gains and losses)	(167,651)	902,675	(189,046)

Total income tax reported	$(203,560)	$53,378	$(320,738)

Income before taxes	$(1,503,967)	$1,466,016	$79,690
	21.00%	35.00%	35.00%

Expected income tax expense (benefit) at statutory rate	$(315,833)	$513,105	$27,892

Increase (decrease) in actual tax reported resulting from:

Dividends received deduction	$(29,121)	$(74,961)	$(74,012)
Tax credits	(51,984)	(53,734)	(25,037)
Tax adjustment for IMR	(12,999)	(747,003)	669
Surplus adjustment for in-force ceded	3,699	80,818	608
Nondeductible expenses	1,476	1,202	1,049
Deferred tax benefit on other items in surplus	166,621	131,796	(233,112)
Prior year tax return adjustment	26,916	4,179	1,486
Life-owned life insurance	(1,790)	(2,975)	(2,966)
Dividends from certain foreign corporations	2,895	2,639	1,620
Statutory valuation allowance	2,432	(2,432)	–
Pre-tax income of SMLLC’s	15,812	230,025	14,093
Tax-free distribution	–	129,644	–
Intercompany Dividends	(19,031)	(150,570)	(2,966)
Partnership Permanent Adjustment	(2,407)	(2,136)	(1,914)
Change in tax rates	–	9,524	–
Deferred only transfer - IWA	–	(16,157)	–
Audit Adjustment - Permanent	–	–	(21,196)
Other	9,754	414	(6,952)

Total income tax reported	$(203,560)	$53,378	$(320,738)

The Company’s federal income tax return is consolidated with other included affiliated companies. Please see attached listing of companies in the Appendix A. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not been filed for 2018.

76

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The amounts, origination dates and expiration dates of operating loss and tax credit carryforwards available for tax purposes:

Description	Amount	Origination Dates	Expiration Dates
General Business Credit	$34,914	12-31-2008	12-31-2028
General Business Credit	51,944	12-31-2009	12-31-2029
General Business Credit	54,087	12-31-2010	12-31-2030
General Business Credit	45,647	12-31-2011	12-31-2031
General Business Credit	31,125	12-31-2012	12-31-2032
General Business Credit	24,880	12-31-2013	12-31-2033
General Business Credit	19,912	12-31-2014	12-31-2034
General Business Credit	14,991	12-31-2015	12-31-2035
General Business Credit	3,604	12-31-2016	12-31-2036
General Business Credit	7,119	12-31-2017	12-31-2037
General Business Credit	22,758	12-31-2018	12-31-2038
Total General Business Credit	$310,981
Foreign Tax Credit	$24,051	12-31-2017	12-31-2027
Total Foreign Tax Credit	$24,051

Gross AMT Credit Recognized as:

1a	Current year recoverable	$–
1b	Deferred tax asset (DTA)	14,515
2	Beginning Balance of AMT Credit Carryover	48,869
3	Amounts Recovered+	34,354
4	Adjustments	–
5	Ending Balance of AMT Credit Carryover (5=2-3-4)	14,515
6	Reduction for Sequestration	–
7	Nonadmitted by Reporting Entity	–
8	Reporting Entity Ending Balance (8=5-6-7)	$14,515

The Company elected to account for its alternative minimum tax credit (AMT Credit) carryforward as a deferred tax asset.

The Company incurred no income taxes during 2018, 2017, and 2016, available for recoupment in the event of future net capital losses.

The total amount of the unrecognized tax benefits that if recognized, would affect the effective income tax rate:

	December 31,
	2018	2017
Unrecognized tax benefits, opening balance	$11,091	$9,763
Additions for - tax positions of prior years	2,538	1,328

Unrecognized tax benefits, ending balance	$13,629	$11,091

The Company does not expect that the total amount of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

77

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company classifies interest and penalties related to income taxes as income tax expense. The Company’s interest expense/(benefit) related to income taxes for the years ending in December 31, 2018, 2017, and 2016 is $5,183, $(14,348), and $864, respectively. The total interest/(payable) receivable balance as of December 31, 2018 and 2017 is $(1,381) and $3,577, respectively. The Company recorded no liability for penalties.

The Company modified its calculation of dividends that are eligible for dividends received deduction in 2016. This resulted in recording a permanent tax benefit of $20,250 in the Company’s 2016 financial statement for years 2011-2015. This was treated as a change in estimate.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and an examination is in progress for the year 2009 through 2013. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

10. Capital and Surplus

The Company had authorized 1,000,000 common stock shares at $10 per share par value of which 676,190 shares were issued and outstanding at December 31, 2018 and 2017.

The Company has 42,500 Series A preferred shares authorized, 42,500 shares issued, and 42,500 shares held by the Company as treasury stock, with a par value of $10. On December 26, 2006, the Company repurchased its Series A preferred shares for $58,000. The Company also has 250,000 Series B preferred non-voting shares authorized at $10 per share par value, of which 0 shares were issued and outstanding at December 31, 2018. The Company paid its parent company to redeem the Series B non-voting preferred stock at par value on the following dates: December 13, 2018: 55,930 shares for $559; December 27, 2017: 29,787 shares for $297 and December 22, 2016: 31,437 shares for $314.

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its shareholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (b) the Company’s statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2019, without the prior approval of insurance regulatory authorities, is $577,829.

On December 31, 2018, the Company provided a non-cash distribution of the Pension Plan for U.S. Agents of TLIC asset valued at $60,347 to its parent company in order to facilitate the approved plan merger of the Pension Plan for U.S. Agents of TLIC maintained by the Company into the Transamerica Employee Pension Plan maintained by Transamerica Corporation.

The Company paid an extraordinary preferred stock dividend and an extraordinary common stock dividend of $16,732 and $47,488, respectively, to its parent company on December 13, 2018.

78

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company paid an ordinary preferred stock dividend and an ordinary common stock dividend of $16,920 and $283,080, respectively, to its parent company on June 29, 2018.

On September 12, 2017 and June 28, 2017, the Company paid ordinary common stock dividends of $240,000 and $188,393, respectively, to its parent company.

The Company provided cash returns of capital to its parent company in the amount of $558,740 on December 13, 2018. On June 28 and December 21, 2017, the Company paid a cash return of capital in the amount of $372,572 and $50,000, respectively, to its parent.

The Company received ordinary common stock dividends from Transamerica Financial Life Insurance Company (TFLIC) in the amounts of $12,105 on June 29, 2018, $9,075 on December 21, 2017 and $10,289 on June 28, 2017. On December 13, 2018 and December 21, 2017, the Company received preferred stock dividends of $430 and $3, respectively, from TFLIC.

On December 18, 2018 and June 15, 2017, the Company received common stock dividends of $23,520 and $188,400, respectively, from its subsidiary TLB.

On December 13, 2018, the Company received $7,162 from TFLIC as a redemption of preferred stock.

On August 6, 2018, the Company received a common stock dividend in the amount of $140,000 from SRC.

On December 31, 2018, the Company made a non-cash capital contribution in the amount of $1,971 to REAP 3A.

The Company received a return of capital of $27,000 on June 28, 2017 from its subsidiary Investors Warranty of America, LLC (IWA).

On December 28, 2017, the Company received a return of capital of $135,000 and dividends of $221,506 from LIICA Holdings, LLC, a subsidiary.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2018, the Company meets the minimum RBC requirements.

On September 30, 2002, Life Investors Insurance Company of America (LIICA), which merged in to the Company effective October 2, 2008, received $150,000 from TA Corp in exchange for surplus notes. These notes are due 20 years from the date of issuance at an interest rate of 6%, and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, the holders of the issued and outstanding preferred stock shall be entitled to priority only with respect to accumulated but unpaid dividends before the holder of the surplus notes and full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the IID prior to paying quarterly interest payments.

79

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Additional information related to the outstanding surplus notes at December 31, 2018 and 2017 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest

2018	$150,000	$9,000	$144,000	$2,250
2017	$150,000	$9,000	$135,000	$2,250

11. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2018 and 2017, respectively, securities with a fair value of $1,625,915 and $2,385,635 were on loan under securities lending agreements. At December 31, 2017, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $1,670,537 and $2,460,919 at December 31, 2018 and 2017, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

	Fair Value
	2018	2017
Open	$1,669,762	$2,461,167
30 days or less	–	–
31 to 60 days	–	–
61 to 90 days	–	–
Greater than 90 days	–	–
Total	1,669,762	2,461,167

Securities received	–	–
Total collateral received	$1,669,762	$2,461,167

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

80

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The maturity dates of the reinvested securities lending collateral are as follows:

	2018		2017

	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Open	$245,460	$245,460	$264,039	$264,039
30 days or less	418,414	418,414	913,484	913,484
31 to 60 days	300,130	300,130	376,158	376,158
61 to 90 days	173,187	173,187	489,542	489,542
91 to 120 days	301,294	301,294	191,141	191,141
121 to 180 days	232,052	232,052	226,555	226,555
181 to 365 days	–	–	–	–
1 to 2 years	–	–	–	–
2 to 3 years	–	–	–	–
Greater than 3 years	–	–	–	–

Total	1,670,537	1,670,537	2,460,919	2,460,919

Securities received	–	–	–	–

Total collateral reinvested	$1,670,537	$1,670,537	$2,460,919	$2,460,919

For securities lending, the Company’s sources of cash that it uses to return the cash collateral are dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $1,659,224 (fair value of $1,670,537) that are currently tradable securities that could be sold and used to pay for the $1,669,762 in collateral calls that could come due under a worst-case scenario.

12. Retirement and Compensation Plans

Defined Contribution Plans

The Company’s employees participate in a contributory defined contribution plan sponsored by Transamerica Corporation (TA Corp) which is qualified under Section 401(k) of the Internal Revenue Code. Generally, employees of the Company who customarily work at least 20 hours per week and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 100% of eligible earnings, subject to government or other plan restrictions for certain key employees. The Company will match an amount up to three percent of the participant’s eligible earnings. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Benefits expense of $12,769, $13,133 and $15,745 was allocated to the Company for the years ended December 31, 2018, 2017 and 2016 respectively.

Defined Benefit Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by TA Corp. Generally, employees of the Company who customarily work at least 20 hours per week and complete six months of continuous service and meet the other eligibility requirements

81

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

are participants of the plan. The Company has no legal obligation for the plan. The benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or a cash balance formula. The plan is subject to the reporting and disclosure requirements of the ERISA.

TA Corp sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The Company has no legal obligation for the plan. The plans are noncontributory and benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or cash balance formula. The plans are unfunded and nonqualified under the Internal Revenue Service Code.

The Company recognizes pension expense equal to its allocation from TA Corp. The pension expense related to both the defined pension plan and the supplemental retirement plans is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits, and based upon actuarial participant benefit calculations, which is within the guidelines of SSAP 102, Pensions. Pension expenses were $23,481, $30,676 and $35,812 for the years ended December 31, 2018, 2017 and 2016, respectively.

In addition to pension benefits, TA Corp sponsors unfunded plans that provide health care and life insurance benefits to retired Company employees meeting certain eligibility requirements. The Company has no legal obligation for the plan. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are allocated among the participating companies based on IAS 19 and based upon actuarial participant benefit calculations which is within the guidelines of SSAP 92, Postretirement Benefits Other Than Pensions. The Company’s allocation of post retirement expenses was $5,027, $7,332 and $6,527 for the years ended December 31, 2018, 2017 and 2016, respectively.

Other Plans

TA Corp has established deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2018, 2017 and 2016 was insignificant.

13. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a shared services and cost sharing agreement among and between the Transamerica companies, under which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also party to a service agreement with TFLIC, in which the Company provides services, including accounting, data processing and other professional services, in consideration of reimbursement of the actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the advisor serves as the

82

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The amount received by the Company as a result of being a party to these agreements was $892,554, $1,115,739 and $1,195,341 during 2018, 2017 and 2016, respectively. The amount paid as a result of being a party to these agreements was $580,203, $811,607 and $803,847 during 2018, 2017 and 2016, respectively. Fees charged between affiliates approximate their cost. The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the AEGON/Transamerica Series Trust. The Company received $136,995, $148,943 and $136,494 for these services during 2018, 2017 and 2016, respectively.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $40,843, $37,029 and $57,231 for the years ended December 31, 2018, 2017 and 2016, respectively.

Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. During 2018, 2017 and 2016, the Company received (paid) net interest of ($365), ($834) and $122 from (to) affiliates, respectively. At December 31, 2018 and 2017, respectively, the Company reported net payables from affiliates of $36,791 and $489. Terms of settlement require that these amounts are settled within 60 days.

At December 31, 2018, the Company had short-term intercompany notes receivable of $261,000 as follows. In accordance with SSAP No. 25, Affiliates and Other Related Parties, these notes are reported as short-term investments.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$220,500	December 13, 2019	2.31%
TA Corp	40,500	December 21, 2019	2.31%

At December 31, 2017, the Company had short-term intercompany notes receivable of $168,300.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$53,600	December 21, 2018	1.18%
TA Corp	114,700	December 29, 2018	1.18%

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate, TPLIC. At December 31, 2018 and 2017, the cash surrender value of these policies was $179,004 and $174,952, respectively, and is included in Other assets on the balance sheet. In addition, the Company also issued life insurance policies to an affiliate, TPLIC, covering the lives of certain employees of that affiliate. Aggregate reserves for policies and contracts related to these policies are $167,126 and $166,473 at December 31, 2018 and 2017, respectively, and is included in Aggregate reserves for policies and contracts on the balance sheet.

83

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company utilizes the look-through approach in valuing its investment in the following entities.

Real Estate Alternatives Portfolio 2, LLC	$25,943
Real Estate Alternatives Portfolio 3, LLC	$29,149
Real Estate Alternatives Portfolio 4 HR, LLC	$88,280
Aegon Multi-Family Equity Fund, LLC	$54,942
Natural Resources Alternatives Portfolio I, LLC	$90,600
Zero Beta Fund, LLC	$257,831

These entity’s financial statements are not audited and the Company has limited the value of its investment in these entities to the value contained in the audited financial statements of the underlying LP/LLC investments, including adjustments required by SSAP No. 97, entities and/or non-SCA SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies entities owned by these entities. All liabilities, commitments, contingencies, guarantees or obligations of these entities which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company’s determination of the carrying value of the investment in these entities.

Effective December 31, 2017, the Company received a liquidating distribution from IWA, a wholly owned limited liability company reported using the equity method outlined in SSAP No. 48, fully redeeming the Company’s membership interest therein. The Company received $176,999 cash, $57,050 directly held real estate, $17,602 real estate LLC membership, $4,328 intercompany receivable, and $2,684 tax refund receivable in redemption of the Company’s equity method basis in IWA. The transaction resulted in a pre-tax realized loss of $39,953 reported on the Statement of Operations which is offset by a pre-tax $40,097 unrealized loss reduction that is reported on the Statement of Changes in Capital and Surplus.

84

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table shows the disclosures for all SCA investments, except 8bi entities, and balance sheet value (admitted and nonadmitted) as of December 31, 2018 and 2017:

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8a Entities	XXX	$–	$–	$–

SSAP No. 97 8b(ii) Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8b(ii) Entities	XXX	$–	$–	$–

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$22,419	$22,419	$–
GARNET ASSURANCE CORP	100	–	–	–
LIFE INVESTORS ALLIANCE LLC	100	–	–	–
AEGON FINANCIAL SERVICES GROUP	100	–	–	–
GARNET ASSURANCE CORP III	100	–	–	–
0	–	–	–	–

Total SSAP No. 97 8b(iii) Entities	XXX	$22,419	$22,419	$–

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,000,646	$1,000,646	$–

Total SSAP No. 97 8b(iv) Entities	XXX	$1,000,646	$1,000,646	$–

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,023,065	$1,023,065	$–

Aggregate Total	XXX	$1,023,065	$1,023,065	$–

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8a Entities	XXX	$–	$–	$–

SSAP No. 97 8b(ii) Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8b(ii) Entities	XXX	$–	$–	$–

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$16,471	$16,471	$–
GARNET ASSURANCE CORP	–	–	–	–
LIFE INVESTORS ALLIANCE LLC	–	–	–	–
ASIA INVESTMENT HOLDING LTD	100	–	–	–
AEGON FINANCIAL SERVICES GROUP	100	–	–	–
GARNET ASSURANCE CORP III	100	–	–	–

Total SSAP No. 97 8b(iii) Entities	XXX	$16,471	$16,471	$–

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,101,266	$1,101,266	$–

Total SSAP No. 97 8b(iv) Entities	XXX	$1,101,266	$1,101,266	$–

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,117,737	$1,117,737	$–

Aggregate Total	XXX	$1,117,737	$1,117,737	$–

85

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table shows the NAIC responses for the SCA filings (except 8bi entities):

December 31, 2018

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$–
Total SSAP No. 97 8a Entities	–	–	$–	–	–	–
SSAP No. 97 8b(ii) Entities
None			$–
Total SSAP No. 97 8b(ii) Entities	–	–	$–	–	–	–
SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	12/21/2018	$16,471	Y	N	I
GARNET ASSURANCE CORP	NA		–	Y	N	I
LIFE INVESTORS ALLIANCE LLC	NA		–	Y	N	I
AEGON FINANCIAL SERVICES GROUP	NA		–	Y	N	I
GARNET ASSURANCE CORP III	NA		–	N	N	I
0	–		–	–	–	–
Total SSAP No. 97 8b(iii) Entities	–	–	$16,471	–	–	–
SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S2	10/8/2018	$815,587	N	N	I
Total SSAP No. 97 8b(iv) Entities	–	–	$815,587	–	–	–
Total SSAP No. 97 8b Entities (except 8bi entities)	–	–	$832,058	–	–	–
Aggregate Total	–	–	$832,058	–	–	–

86

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

December 31, 2017

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$–
Total SSAP No. 97 8a Entities	–	–	$–	–	–	–
SSAP No. 97 8b(ii) Entities
None			$–
Total SSAP No. 97 8b(ii) Entities	–	–	$–	–	–	–
SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	10/31/2017	$17,072	Y	N	I
GARNET ASSURANCE CORP	S1	9/27/2017	–	Y	N	I
LIFE INVESTORS ALLIANCE LLC	S1	9/27/2017	–	Y	N	I
ASIA INVESTMENT HOLDING LTD	S1	9/27/2017	–	Y	N	I
AEGON FINANCIAL SERVICES GROUP	S1	9/21/2017	–	Y	N	I
GARNET ASSURANCE CORP III	S1	12/28/2017	–	N	N	I
Total SSAP No. 97 8b(iii) Entities	–	–	$17,072	–	–	–
SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S1	12/28/2017	$924,067	N	N	I
Total SSAP No. 97 8b(iv) Entities	–	–	$924,067	–	–	–
Total SSAP No. 97 8b Entities (except 8bi entities)	–	–	$941,139	–	–	–
Aggregate Total	–	–	$941,139	–	–	–

* S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing

** I – Immaterial or M – Material

(1) NAIC Valuation Amount is as of the Filing Date to the NAIC

The Company reports an investment in the following insurance SCAs for which the reported statutory equity reflects a departure from NAIC SAP. Each of the insurance SCAs listed in the table below reflects an admitted asset, equal to the value of the letter of credit provided by an unaffiliated company, whereas this would not be an admitted asset recognized by SSAP No. 4, Assets and Non Admitted Assets.

LIICA Re II, Inc.	Letter of credit
Pine Falls Re (PFRe)	Letter of credit
Stonebridge Reinsurance Company (SRC)	Letter of credit
MLIC Re I, Inc. (MLIC Re)	Letter of credit

87

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company has three LPS with prescribed practices whereby under Iowa Administrative Code 191-99.11(3), the LPS are entitled to admit the following assets that would not be admissible under the NAIC SAP:

TLIC Riverwood Reinsurance, Inc. (TRRI)	Parental guarantee
TLIC Oakbrook Reinsurance, Inc. (TORI)	Credit linked note
TLIC Watertree Reinsurance, Inc. (TWRI)	Excess of loss reinsurance asset

The monetary effect on net income and surplus as a result of using an accounting practice that differed from NAIC SAP, the amount of the investment in the insurance SCA per reported statutory equity, and amount of the investment if the insurance SCA has completed statutory financial statements in accordance with the NAIC SAP. The SCAs are valued in the Company’s financial statements at zero in accordance with SSAP No. 97.

	Monetary Effect on NAIC SAP		Amount of Investment
SCA Entity (Investments in Insurance SCA Entities)	Net Income Increase (Decrease)	Surplus Increase (Decrease)	Per Reported Statutory Equity	If the Insurance SCA Had Completed Statutory Financial Statements*
LIICA Re II**	$–	$(210,000)	$–	$–
Pine Falls Re**	–	(1,200,000)	–	–
Stonebridge Reinsurance Company**	–	(753,321)	–	–
MLIC Re**	–	(830,000)	–	–
TLIC Riverwood Reinsurance, Inc.	–	(2,163,084)	1,049,158	–
TLIC Oakbrook Reinsurance, Inc.	–	(1,136,283)	128,495	–
TLIC Watertree Reinsurance, Inc.	–	(745,523)	493,278	–

*    Per AP&P Manual (without permitted or prescribed practices)

**    The SCA is valued at zero in the Company’s financial statements

The above SCA entities had not been permitted to include a letter of credit as an admitted asset recognized in the financial statements, the risk- based capital would have been below the mandatory control level. If the RBC for each of the insurance SCA entities listed above would have triggered a regulatory event had they not used a prescribed practice.

Information regarding the Company’s affiliated reinsurance transactions is available in Note 8. Reinsurance.

14. Commitments and Contingencies

At December 31, 2018 and 2017, the Company has mortgage loan commitments of $238,370 and $91,038, respectively.

88

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company has contingent commitments for $718,870 and $701,790 as of December 31, 2018 and 2017, respectively, to provide additional funding for various joint ventures, partnerships, and limited liability companies, which includes LIHTC commitments of $55,107 and $40,605, respectively.

The Company leases office buildings and equipment under various non-cancelable operating lease agreements. Rental expense for the years 2018 and 2017 was $11,086 and $14,987, respectively.

At December 31, 2018 and 2017, the Company has private placement commitments outstanding of $78,516 and $46,679, respectively.

The Company sold $1,658 and $0 of “to-be-announced” (TBA) securities as of December 31, 2018 and 2017, respectively. Due to different counterparties, the receivable related to these TBAs was not reclassed.

The Company may pledge cash as collateral for derivative transactions. When cash is pledged as collateral, it is derecognized and a receivable is recorded to reflect the eventual return of that cash by the counterparty. In addition, the amount of cash collateral pledged by the Company as of December 31, 2018 and 2017, respectively, was $0 and $15,151.

At December 31, 2018 and 2017, securities in the amount of $227,624 and $45,201, respectively, were posted to the Company as collateral from derivative counterparties. The securities were not included on the Company’s balance sheet as the Company does not have the ability to sell or repledge the collateral.

The Company has provided back-stop guarantees for the performance of non-insurance affiliates or subsidiaries that are involved in the guaranteed sale of investments in low-income housing tax credit partnerships. The nature of the obligation is to provide third party investors with a minimum guaranteed annual and cumulative return on their contributed capital which is based on tax credits and tax losses generated from the low income housing tax credit partnerships. Guarantee payments arise if low income housing tax credit partnerships experience unexpected significant decreases in tax credits and tax losses or there are compliance issues with the partnerships. A significant portion of the remaining term of the guarantees is between 13-18 years. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as a decrease in net investment income. No payments are required as of December 31, 2018. The current assessment of risk of making payments under these guarantees is remote.

The Company has guaranteed to the Monetary Authority of Singapore (MAS) that it will provide adequate funds to make up for any liquidity shortfall in its wholly-owned foreign life insurance subsidiary, Transamerica Life Bermuda LTD (TLB) (Singapore Branch), and continue to meet, pay and settle all present and future obligations of TLB. As of December 31, 2018, there is no payment or performance risk because TLB has adequate liquidity as of this date.

The Company has guaranteed to the Hong Kong Insurance Authority that it will provide the financial support to TLB for maintaining TLB’s solvency at all times so as to enable TLB to

89

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

promptly meet its obligations and liabilities. If at any time the value of TLB’s assets do not exceed its liabilities by the prevailing acceptable level of solvency, the Company will increase the paid up share capital of TLB or provide financial assistance to TLB to maintain the acceptable level of solvency. An acceptable level of solvency is net assets at one hundred and fifty percent of the required margin of solvency as stipulated under the Insurance Companies (Margin of Solvency) Regulation. As of December 31, 2018, there is no payment or performance risk because TLB is able to meet its obligations and has assets in excess of its liabilities by the prevailing level of solvency as of this date.

The Company has guaranteed that TLB will (1) maintain tangible net worth of at least equal to the greater of 165% of Standard & Poor’s Risk-Based Capital and the minimum required by regulatory authorities in all jurisdictions in which TLB operates, (2) have, at all times, sufficient cash to pay all contractual obligations in a timely manner and (3) have a maximum operating leverage ratio of 20 times. TLIC can terminate this agreement upon thirty days written notice, but not until TLB attains a rating from Standard & Poor’s the same as without the support from this agreement, or the entire book of TLB business is transferred provided that it is transferred to an entity with a rating from S&P that is the same as or better than TLIC’s then current rating or AA, whichever is lower. As of December 31, 2018, there is no payment or performance risk because TLB has adequate tangible net worth, sufficient cash to meet its obligations and an operating leverage ratio not in excess of 20 times as of this date.

The Company is not able to estimate the financial statement impact or the maximum potential amount of future payments it could be required to make under these three guarantees as they are considered to be unlimited under the provisions of SSAP No. 5R.

The Company has provided a guarantee to TLB’s (Singapore Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2018 and 2017, TLB holds related statutory-basis policy and claim reserves of $2,212,527 and $1,918,249, respectively, which would be the maximum potential amount of future payments the Company could be required to make under this guarantee. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2018, there is no payment or performance risk because TLB is not insolvent as of this date.

The Company has provided a guarantee to TLB’s (Hong Kong Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2018 and 2017, TLB policies covered by this guarantee would have resulted in US statutory policy and claim reserves of $3,458,012 and $3,168,807, respectively, which would represent a fair measure of the maximum potential amount of future payments the Company under this guarantee based on the US statutory reserve requirements. TLB is a subsidiary of the Company and TLB has invested assets supporting these policies which mitigates this risk. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2018, there is no payment or performance risk because TLB is not insolvent as of this date.

90

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company did not recognize a liability for any of the TLB guarantees due to the adoption of SSAP No. 5R, as a liability is not required for guarantees to or on behalf of a wholly-owned subsidiary. Management monitors TLB’s financial condition, and there are no indications that TLB will become insolvent. As such, management feels the risk of payment under these guarantees on behalf of TLB is remote.

The Company is a party to a fee agreement with TLB whereby the Company continues to provide the guarantees with respect to TLB described in the paragraphs above. The Company received $587 and $545 under this agreement in 2018 and 2017, respectively.

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The direct statutory reserve established at December 31, 2018 and 2017 for the total payout block is $3,235,571 and $3,286,580, respectively. As this reserve is already recorded on the balance sheet of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

The following table provides an aggregate compilation of guarantee obligations as of December 31, 2018 and 2017:

	December 31
	2018	2017
Aggregate maximum potential of future payments of all guarantees (undiscounted)	$5,670,570	$5,087,084

Current liability recognized in financial statements:
Noncontingent liabilities	–	–

Contingent liabilities	–	–

Ultimate financial statement impact if action required:
Incurred claims	5,670,539	5,087,056
Other	31	28
Total impact if action required	$5,670,570	$5,087,084

The Company is a member of the FHLB of Des Moines. Through its membership, the Company has conducted business activity (borrowings) with the FHLB. It is part of the Company’s strategy to utilize these funds for asset and liability management and spread lending purposes. The Company has determined the actual/estimated long-term maximum borrowing capacity as $3,274,093. The Company calculated this amount in accordance with the terms and conditions of agreement with FHLB of Des Moines.

91

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018 and 2017, the Company purchased/owned the following FHLB stock as part of the agreement:

	Year Ended December 31
	2018	2017
Membership Stock:
Class A	$–	$–
Class B	10,000	10,000
Activity Stock	123,400	165,800
Excess Stock	–	–
Total	$133,400	$175,800

At December 31, 2018 and 2017, Membership Stock (Class A and B) Eligible for Redemption and the anticipated timeframe for redemption was as follows:

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
December 31, 2018
Membership Stock
Class A	$–	$–	$–	$–
Class B	–	–	–	10,000
Total	$–	$–	$–	$10,000

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
Decemeber 31, 2017
Membership Stock
Class A	$–	$–	$–	$–
Class B	–	–	–	10,000
Total	$–	$–	$–	$10,000

At December 31, 2018 and 2017, the amount of collateral pledged and the maximum amount pledged to the FHLB was as follows:

	Fair Value	Carry Value
December 31, 2018
Total Collateral Pledged	$4,379,240	$4,405,503
Maximum Collateral Pledged	5,176,835	5,131,250

	Fair Value	Carry Value
Decemeber 31, 2017
Total Collateral Pledged	$5,262,087	$4,999,339
Maximum Collateral Pledged	5,534,849	5,317,412

92

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018 and 2017, the borrowings from the FHLB were as follows:

	December 31, 2018		December 31, 2017
	General Account	Funding Agreements Reserves Established	General Account	Funding Agreements Reserves Established

Debt[1]	$2,820,000	$–	$3,820,000	$–
Funding agreements[2]	265,000	266,742	325,000	326,380
Other	–	–	–	–

Total	$3,085,000	$266,742	$4,145,000	$326,380

1 The maximum amount of borrowing during 2018 was $2,820,000

2 The maximum amount of borrowing during 2018 was $265,000

As of December 31, 2018, the weighted average interest rate on FHLB advances was 2.602% with a weighted average term of 4.3 years. As of December 31, 2017, the weighted average interest rate on FHLB advances was 1.544% with a weighted average term of 5.2 years.

At December 31, 2018 the prepayment penalties information is as follows:

Does the Company have prepayment obligations under the following arrangements (yes/no)?
Debt	NO
Funding Agreements	NO
Other	N/A

The Company has issued synthetic GIC contracts to benefit plan sponsors totaling $1,905,244 and $2,762,795 as of December 31, 2018 and 2017, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. Funding requirements to date have been minimal and management does not anticipate any future material funding requirements that would have a material impact on reported financial results. In compliance with statutory guidelines, no reserves were recorded at December 31, 2018.

93

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company is party to legal proceedings involving a variety of issues incidental to its business, including class action lawsuits. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company has been named in class action and individual lawsuits relating to increases in monthly deduction rates (‘‘MDR’’) on universal life products. In one federal class action filed in the Central District of California, the parties agreed to settle the case and a $210,100 provision was established in 2018, which included $15,000 for additional costs for attorney fees, class notice and administration. In January 2019, the court approved the settlement. Over 99% of affected policyholders participated in the settlement. While less than 1% of policyholders opted out, they represent approximately 43% of the value of the settlement fund. The Company continues to hold a provision for these policyholders. The provision for this settlement is included in other liabilities in the balance sheet and general expenses within the statement of operations.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $7,864 and $10,075 and an offsetting premium tax benefit $6,173 and $7,345 at December 31, 2018 and 2017, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund (benefit) expense was $400, $216 and $6,142, for the years ended December 31, 2018, 2017 and 2016, respectively.

15. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company has recorded liabilities of $95,515 and $93,497 for municipal repurchase agreements as of December 31, 2018 and 2017, respectively. The repurchase agreements are primarily collateralized by investment-grade corporate bonds with book adjusted carry values of $205,405 and $116,023, respectively, and fair values of $217,575 and $125,733, respectively, as of December 31, 2018 and 2017. These securities have maturity dates that range from 2019 to 2097.

For repurchase agreements, the Company rigorously manages asset/liability risks via an integrated risk management framework. The Company’s liquidity position is monitored constantly, and factors heavily in the management of the asset portfolio. Projections comparing liquidity needs to available resources in both adverse and routine scenarios are refreshed monthly.

94

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The results of these projections on time horizons ranging from 16 months to 24 months are the basis for the near-term liquidity planning. This liquidity model excludes new business (non applicable for the spread business), renewals and other sources of cash and assumes all liabilities are paid off on the earliest dates required. Interest rate risk is carefully managed, in part through rigorously defined and monitored derivatives programs.

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2018 and 2017, the Company had dollar repurchase agreements outstanding in the amount of $361,063 and $330,081, respectively. The Company had an outstanding liability for borrowed money in the amount $205,345 and $330,318, which included accrued interest of $1,092 and $885, at December 31, 2018 and 2017, respectively due to participation in dollar repurchase agreements.

The contractual maturities of the dollar repurchase agreement positions are as follows:

	Fair Value
	2018	2017

Open	$204,253	$329,434
30 days or less	–	–
31 to 60 days	–	–
61 to 90 days	–	–
Greater than 90 days	–	–

Total	204,253	329,434

Securities received	–	–

Total collateral received	$204,253	$329,434

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2018 and reacquired within 30 days of the sale date are:

	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gains (Losses)

Bonds:
NAIC 5	1	$1,448	$1,459	$31
Common stocks:
Common stocks	4	$15	$21	$10

16. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). The Company has not identified any Type I subsequent events for the year ended December 31, 2018 through April 25, 2019.

95

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has identified a Type II subsequent event for the year ended December 31, 2018. The Company ceded businesses to a subsidiary of Scottish Re Group. In January 2018, Scottish Re Group announced a sale and restructuring plan and commenced Chapter 11 (reorganization) procedures for some of its subsidiaries. In December 2018, the Delaware Department of Insurance began also oversight procedures of the Scottish Re Group subsidiary (SRUS) with whom TLIC is a counterparty for some of its reinsurance activities. On March 1, 2019, the Delaware Department of Insurance requested SRUS to be placed in rehabilitation. The Company’s management closely monitors the current developments but is not yet able to assess whether its outstanding reserves and receivables will be recoverable. At December 31, 2018, the Company’s reserves ceded to Scottish Re Group were $108,320.

17. Subsequent Events (Unaudited)

Additional subsequent events have been evaluated for disclosure through July 1, 2019.

As discussed in Note 16 to the audited financial statements, the company has ceded certain reinsurance to a SRUS. On May 16, 2019, the Iowa Insurance Division suspended the certificate of authority for SRUS. This suspension may result in the loss of reinsurance credit related to SRUS and thus, the company may experience an increase in net reserves. See Note 16 Subsequent Events for additional details, including reserve credits related to SRUS at December 31, 2018.

With the approval of the Iowa Insurance Division, the Company paid a $250,000 return of capital to its parent, CGC, and also repaid $150,000 of surplus note principal to TA Corp on June 21, 2019.

Effective July 1, 2019, the Company completed a merger with Transamerica Advisors Life Insurance Company (TALIC), an Arkansas domiciled affiliate, with the Company emerging as the surviving entity per the Plan of Merger which was approved by the Iowa Insurance Division on April 29, 2019 and the Arkansas Insurance Department commissioner on May 31, 2019.

TALIC statutory balances at December 31, 2018 were as follows:

Total assets	$7,204,454
Total liabilities	$6,705,315
Net income (loss)	($70,314)
Total capital and surplus	$499,139

96

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies

Transamerica Corporation
EIN: 42-1484983
AFFILIATIONS SCHEDULE
YEAR ENDED DECEMBER 31, 2018

Attachment to Note 9
Entity Name	FEIN
Transamerica Corporation	42-1484983

Aegon Asset Management Services Inc	39-1884868

Aegon Direct Marketing Services Inc	42-1470697

Aegon Financial Services Group Inc	41-1479568

Aegon Institutional Markets Inc	61-1085329

Aegon Management Company	35-1113520

Aegon USA Real Estate Services Inc	61-1098396

Aegon USA Realty Advisors of CA FKA Pensaprima Inc	20-5023693

AFSG Securities Corporation	23-2421076

AUSA Properties Inc	27-1275705

Commonwealth General Corporation	51-0108922

Creditor Resources Inc	42-1079584

CRI Solutions Inc	52-1363611

Financial Planning Services Inc	23-2130174

Firebird Reinsurance Corporation	47-3331975

Garnet Assurance Corporation	11-3674132

Garnet Assurance Corporation II	14-1893533

Garnet Assurance Corporation III	01-0947856

Intersecurities Ins Agency	42-1517005

LIICA RE II	20-5927773

Massachusetts Fidelity Trust	42-0947998

MLIC RE I Inc	01-0930908

Money Services Inc	42-1079580

Monumental General Administrators Inc	52-1243288

Pearl Holdings Inc I	20-1063558

Pearl Holdings Inc II	20-1063571

Pine Falls Re Inc	26-1552330

Real Estate Alternatives Portfolio 3A Inc	20-1627078

River Ridge Insurance Company	20-0877184

Short Hills Management	42-1338496

Southwest Equity General Company	86-0455577

Stonebridge Benefit Services Inc	75-2548428

97

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation
EIN: 42-1484983
AFFILIATIONS SCHEDULE
YEAR ENDED DECEMBER 31, 2018

Attachment to Note 9
Entity Name	FEIN

Stonebridge Reinsurance Company	61-1497252

TCF Asset Management Corp	84-0642550

TCFC Air Holdings Inc	32-0092333

TCFC Asset Holdings Inc	32-0092334

TLIC Oakbrook Reinsurance Inc.	47-1026613

TLIC Riverwood Reinsurance Inc	45-3193055

TLIC Watertree Reinsurance, Inc.	81-3715574

Transamerica Advisors Life Insurance Company (FKA MLLIC)	91-1325756

Transamerica Accounts Holding Corp	36-4162154

Transamerica Affinity Services Inc	42-1523438

Transamerica Affordable Housing Inc	94-3252196

Transamerica Agency Network Inc (FKA: Life Inv Fin Group)	61-1513662

Transamerica Asset Management (fka Transamerica Fund Advisors)	59-3403585

Transamerica Capital Inc	95-3141953

Transamerica Casualty Insurance Company	31-4423946

Transamerica Commercial Finance Corp I	94-3054228

Transamerica Consumer Finance Holding Company	95-4631538

Transamerica Corporation (OREGON)	98-6021219

Transamerica Distribution Finance Overseas Inc	36-4254366

Transamerica Finance Corporation	95-1077235

Transamerica Financial Advisors FKA InterSecurities	59-2476008

Transamerica Financial Life Insurance Company	36-6071399

Transamerica Fund Services Inc	59-3403587

Transamerica Home Loan	95-4390993

Transamerica International Re (Bermuda) Ltd	98-0199561

Transamerica Investors Securities Corp	13-3696753

Transamerica Leasing Holdings Inc	13-3452993

Transamerica Life Insurance Company	39-0989781

Transamerica Pacific Insurance Co Ltd	94-3304740

Transamerica Premier Life Insurance Company	52-0419790

Transamerica Resources Inc (FKA: Nat Assoc Mgmt)	52-1525601

Transamerica Small Business Capital Inc	36-4251204

98

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation
EIN: 42-1484983
AFFILIATIONS SCHEDULE
YEAR ENDED DECEMBER 31, 2018

Attachment to Note 9
Entity Name	FEIN
Transamerica Stable Value Solutions Inc	27-0648897
Transamerica Vendor Financial Services Corporation	36-4134790
United Financial Services Inc	52-1263786
WFG China Holdings Inc	20-2541057
World Fin Group Ins Agency of Massachusetts Inc	04-3182849
World Financial Group Inc	42-1518386
World Financial Group Ins Agency of Hawaii Inc	99-0277127
World Financial Group Insurance Agency of WY Inc	42-1519076
World Financial Group Insurance Agency	95-3809372
Zahorik Company Inc	95-2775959

Zero Beta Fund LLC	26-1298094

99

Statutory-Basis Financial

Statement Schedules

100

Transamerica Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2018

SCHEDULE I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$6,331,854	$6,598,931	$6,473,506
States, municipalities and political subdivisions	775,531	798,840	775,531
Foreign governments	362,823	352,919	362,847
Hybrid securities	382,258	379,539	382,045
All other corporate bonds	18,495,323	19,020,347	18,473,880
Preferred stocks	98,907	91,213	97,382
Total fixed maturities	26,446,696	27,241,789	26,565,191

Equity securities
Common stocks:
Industrial, miscellaneous and all other	154,552	171,979	171,979
Total equity securities	154,552	171,979	171,979

Mortgage loans on real estate	4,574,654		4,574,654
Real estate	114,446		114,446
Policy loans	551,658		551,658
Other long-term investments	955,194		955,194
Receivable for securities	123,959		123,959
Securities lending	1,670,537		1,670,537
Cash, cash equivalents and short-term investments	1,955,703		1,955,703
Total investments	$36,547,399		$36,683,321

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

(2)

United States government, state, municipal and political, hybrid and corporate bonds of $36,959 are held at fair value rather than amortized cost due to having an NAIC 6 rating. Two preferred stock securities are held at fair value of $4,598 due to having an NAIC 6 rating.

101

Transamerica Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

SCHEDULE III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*

Year ended December 31, 2018
Individual life	$10,400,565	$–	$343,340	$104,339	$693,537	$1,425,541	$888,908
Individual health	86,822	92,364	30,578	106,230	25,370	65,813	193,680
Group life and health	1,512,345	21,075	81,403	638,939	95,911	306,199	276,705
Annuity	13,793,355	–	30,315	10,572,727	654,092	16,123,471	(2,756,710)
Other	–	–	–	–	141,741	–	–

	$25,793,087	$113,439	$485,636	$11,422,235	$1,610,651	$17,921,024	$(1,397,417)

Year ended December 31, 2017
Individual life	$9,987,824	$–	$250,100	$(7,812,143)	$(1,056,944)	$(1,870,315)	$603,366
Individual health	100,420	91,784	27,176	(1,489,124)	1,344,780	(4,084,846)	(885,516)
Group life and health	1,528,445	23,229	100,510	508,023	238,217	(36,386)	186,023
Annuity	14,017,983	–	22,133	5,662,618	1,468,343	9,211,736	(2,084,576)
Other	–	–	–	–	438,652	–	–

	$25,634,672	$115,013	$399,919	$(3,130,626)	$2,433,048	$3,220,189	$(2,180,703)

Year ended December 31, 2016
Individual life	$13,570,924	$–	$241,127	964,932	$768,583	$1,682,114	$850,556
Individual health	4,104,887	96,408	177,690	128,097	288,730	350,311	164,250
Group life and health	1,920,903	26,223	111,533	646,226	126,113	395,670	313,984
Annuity	18,660,981	–	24,395	12,339,288	1,108,862	12,847,222	1,559,407
Other	–	–	–	–	152,629	–	–

	$38,257,695	$122,631	$554,745	$14,078,543	$2,444,917	$15,275,317	$2,888,197

*Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

102

Transamerica Life Insurance Company

Reinsurance

(Dollars in Thousands)

SCHEDULE IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2018
Life insurance in force	$972,796,627	$831,130,720	$–	$141,665,907	0%

Premiums:
Individual life	$2,453,331	$3,644,497	$1,295,506	$104,340	1242%
Individual health	532,130	429,165	3,264	106,230	3%
Group life and health	753,427	131,816	17,328	638,939	3%
Annuity	10,692,163	197,320	77,884	10,572,727	1%
	$14,431,051	$4,402,798	$1,393,982	$11,422,236	12%

Year ended December 31, 2017
Life insurance in force	$533,085,617	$887,695,994	$484,569,310	$129,958,933	373%

Premiums:
Individual life	$2,443,494	$11,836,066	$1,580,429	$(7,812,143)	-20%
Individual health	530,052	2,022,968	3,792	(1,489,124)	0%
Group life and health	802,090	321,533	27,466	508,023	5%
Annuity	9,813,201	4,215,856	65,273	5,662,618	1%
	$13,588,837	$18,396,423	$1,676,960	$(3,130,626)	-54%

Year ended December 31, 2016
Life insurance in force	$529,122,141	$916,395,356	$525,650,271	$138,377,056	380%

Premiums:
Individual life	$2,422,512	$2,887,979	$1,430,399	$964,932	148%
Individual health	554,332	431,437	5,202	128,097	4%
Group life and health	820,508	203,774	29,492	646,226	5%
Annuity	10,283,875	(1,994,042)	61,372	12,339,288	0%
	$14,081,227	$1,529,148	$1,526,465	$14,078,543	11%

103

FINANCIAL STATEMENTS

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Years Ended December 31, 2018 and 2017

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Financial Statements

Years Ended December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Transamerica Advisors Life Insurance Company and the Contract Owners of Merrill Lynch Life Variable Annuity Separate Account A

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts of Merrill Lynch Life Variable Annuity Separate Account A indicated in the table below as of December 31, 2018, and the related statements of operations and changes in net assets for each of the periods indicated in the table below, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts in the Merrill Lynch Life Variable Annuity Separate Account A as of December 31, 2018, and the results of each of their operations and the changes in each of their net assets for the periods indicated in the table below, in conformity with accounting principles generally accepted in the United States of America.

AB Global Thematic Growth Class A Shares (1)	Invesco V.I. Value Opportunities Series I Shares (1)
AB Growth and Income Class A Shares (1)	Janus Henderson - Enterprise Service Shares (1)
AB International Value Class A Shares (1)	Janus Henderson - Forty Service Shares (1)
AB Large Cap Growth Class A Shares (1)	MFS® Growth Initial Class (1)
AB Small/Mid Cap Value Class A Shares (1)	Oppenheimer Main Street® Service Shares (1)
AB Value Class A Shares (1)	PIMCO CommodityRealReturn® Strategy Administrative Class (1)
American Century VP Ultra® Class I Shares (1)	PIMCO Low Duration Administrative Class (1)
American Funds - Asset Allocation Class 2 Shares (1)	PIMCO Real Return Administrative Class (1)
American Funds - Bond Class 2 Shares (1)	PIMCO Total Return Administrative Class (1)
American Funds - Growth Class 2 Shares (1)	Pioneer High Yield VCT Class II Shares (1)
American Funds - Growth-Income Class 2 Shares (1)	Pioneer Real Estate Shares VCT Class II Shares (1)
American Funds - International Class 2 Shares (1)	TA Barrow Hanley Dividend Focused Service Class (1)
BlackRock Advantage Large Cap Core V.I. Class I Shares (1)	TA BlackRock Global Allocation Service Class (4)
BlackRock Advantage Large Cap Value V.I. Class I Shares (1)	TA BlackRock Smart Beta 40 Service Class (1)
BlackRock Advantage U.S. Total Market V.I. Class I Shares (1)	TA Greystone International Growth Initial Class (3)
BlackRock Basic Value V.I. Class I Shares (1)	TA Janus Balanced Service Class (4)
BlackRock Capital Appreciation V.I. Class I Shares (1)	TA Janus Mid-Cap Growth Service Class (1)
BlackRock Equity Dividend V.I. Class I Shares (1)	TA Jennison Growth Initial Class (3)
BlackRock Global Allocation V.I. Class I Shares (1)	TA JPMorgan Enhanced Index Initial Class (3)
BlackRock Government Money Market V.I. Class I Shares (1)	TA Legg Mason Dynamic Allocation - Balanced Service Class (1)
BlackRock High Yield V.I. Class I Shares (1)	TA Legg Mason Dynamic Allocation - Growth Service Class (1)
BlackRock International V.I. Class I Shares (1)	TA Managed Risk - Balanced ETF Service Class (1)
BlackRock Large Cap Focus Growth V.I. Class I Shares (1)	TA Managed Risk - Conservative ETF Service Class (1)
BlackRock Managed Volatility V.I. Class I Shares (1)	TA Managed Risk - Growth ETF Service Class (1)
BlackRock S&P 500 Index V.I. Class I Shares (1)	TA Market Participation Strategy Service Class (1)
BlackRock Total Return V.I. Class I Shares (1)	TA Multi-Managed Balanced Service Class (4)
BlackRock U.S. Government Bond V.I. Class I Shares (1)	TA PIMCO Tactical - Balanced Service Class (1)
Davis Value (1)	TA PIMCO Tactical - Conservative Service Class (1)
Eaton Vance VT Floating-Rate Income (1)	TA PIMCO Tactical - Growth Service Class (1)
Federated Kaufmann II Primary Shares (1)	TA QS Investors Active Asset Allocation - Conservative Service Class (1)
Federated Managed Volatility II Primary Shares (2)	TA QS Investors Active Asset Allocation - Moderate Service Class (1)
Franklin Templeton Foreign Class 2 Shares (1)	TA QS Investors Active Asset Allocation - Moderate Growth Service Class (1)
Franklin Templeton Growth Class 2 Shares (1)	TA Small/Mid Cap Value Service Class (1)
Invesco V.I. American Franchise Series I Shares (1)	TA T. Rowe Price Small Cap Initial Class (3)
Invesco V.I. Comstock Series I Shares (1)	TA TS&W International Equity Service Class (3)
Invesco V.I. Core Equity Series I Shares (1)	TA WMC US Growth Service Class (1)

Invesco V.I. International Growth Series I Shares (1)	Wanger International (1)
Invesco V.I. Mid Cap Core Equity Series I Shares (1)	Wanger USA (1)

(1)	Statements of operations and changes in net assets for the years ended December 31, 2018 and 2017
(2)	Statements of operations and changes in net assets for the period August 17, 2018 (commencement of operations) through December 31, 2018
(3)	Statements of operations and changes in net assets for the year ended December 31, 2018 and the period August 18, 2017 (commencement of operations) through December 31, 2017
(4)	Statements of operations and changes in net assets for the year ended December 31, 2018 and the period March 27, 2017 (commencement of operations) through December 31, 2017

Basis for Opinions

These financial statements are the responsibility of the Transamerica Advisors Life Insurance Company’s management. Our responsibility is to express an opinion on the financial statements of each of the subaccounts in the Merrill Lynch Life Variable Annuity Separate Account A based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the subaccounts in the Merrill Lynch Life Variable Annuity Separate Account A in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 23, 2019

We have served as the auditor of one or more of the subaccounts in Merrill Lynch Life Variable Annuity Separate Account A since 2014.

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Assets and Liabilities

December 31, 2018

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
AB Global Thematic Growth Class A Shares	236,141.650	$5,835,153	$6,458,474	$(5)	$6,458,469	611,610	$10.559782	$10.559782
AB Growth and Income Class A Shares	220,319.376	5,398,974	6,120,472	4	6,120,476	265,326	23.064371	23.118491
AB International Value Class A Shares	133,943.545	1,924,713	1,658,221	3	1,658,224	270,115	5.982629	6.346663
AB Large Cap Growth Class A Shares	1,552,384.082	57,019,285	80,335,876	(3)	80,335,873	2,145,346	14.564922	40.841647
AB Small/Mid Cap Value Class A Shares	232,051.926	4,525,412	3,928,639	(5)	3,928,634	161,560	23.566529	25.302433
AB Value Class A Shares	61,747.555	832,694	895,957	(1)	895,956	60,232	14.314426	15.369345
American Century VP Ultra® Class I Shares	434,420.774	7,170,903	7,558,921	(5)	7,558,916	305,403	23.913274	25.837322
American Funds—Asset Allocation Class 2 Shares	552,435.475	11,182,338	11,645,340	17	11,645,357	561,461	19.875869	21.339908
American Funds—Bond Class 2 Shares	642,504.942	6,896,009	6,643,501	13	6,643,514	548,880	11.625900	12.482255
American Funds—Growth Class 2 Shares	430,932.338	29,660,068	29,941,179	(15)	29,941,164	1,072,621	26.856190	28.834202
American Funds—Growth-Income Class 2 Shares	387,083.545	17,356,459	17,380,051	6	17,380,057	751,366	22.262927	23.902917
American Funds—International Class 2 Shares	3,379,952.379	62,496,291	59,487,162	10	59,487,172	3,176,653	18.052934	19.382848
BlackRock Advantage Large Cap Core V.I. Class I Shares	5,798,367.278	169,450,531	132,202,774	71	132,202,845	2,333,718	22.619641	61.222781
BlackRock Advantage Large Cap Value V.I. Class I Shares	7,441,989.438	78,905,789	62,512,711	34	62,512,745	2,551,970	19.852166	25.107598
BlackRock Advantage U.S. Total Market V.I. Class I Shares	5,090,078.791	108,467,923	107,451,563	189	107,451,752	1,567,924	21.648734	73.892047
BlackRock Basic Value V.I. Class I Shares	13,434,985.946	192,574,485	166,459,476	(14)	166,459,462	3,704,485	19.007297	61.499066
BlackRock Capital Appreciation V.I. Class I Shares	15,286,765.302	129,569,220	110,829,048	37	110,829,085	5,289,519	16.388422	26.647349
BlackRock Equity Dividend V.I. Class I Shares	906,907.750	9,669,729	9,223,252	(3)	9,223,249	170,813	53.996113	53.996113
BlackRock Global Allocation V.I. Class I Shares	21,779,814.770	330,006,484	330,835,386	(41)	330,835,345	9,772,637	18.795566	40.507627
BlackRock Government Money Market V.I. Class I Shares	88,576,013.724	88,576,013	88,576,014	(233)	88,575,781	7,011,565	9.262425	13.351910
BlackRock High Yield V.I. Class I Shares	10,870,045.293	76,777,998	73,916,308	337,226	74,253,534	2,398,476	18.133821	39.781818
BlackRock International V.I. Class I Shares	6,282,722.515	61,100,373	57,801,047	(20)	57,801,027	3,357,454	13.118006	17.970849
BlackRock Large Cap Focus Growth V.I. Class I Shares	5,165,706.632	68,719,688	68,807,212	103	68,807,315	2,925,988	23.314341	28.046837
BlackRock Managed Volatility V.I. Class I Shares	728,349.214	9,097,852	9,796,297	5	9,796,302	372,449	26.302429	26.302429
BlackRock S&P 500 Index V.I. Class I Shares	6,093,702.118	114,046,636	124,920,893	(2)	124,920,891	3,972,195	16.746302	35.790611
BlackRock Total Return V.I. Class I Shares	10,194,514.304	119,340,700	117,542,750	282,184	117,824,934	6,297,785	12.720950	25.878588
BlackRock U.S. Government Bond V.I. Class I Shares	5,143,747.141	53,080,658	51,077,409	100,999	51,178,408	2,646,121	11.685164	20.727845
Davis Value	8,052,511.973	77,761,858	55,481,807	30	55,481,837	2,928,421	17.112486	21.655354
Eaton Vance VT Floating-Rate Income	388,828.416	3,597,237	3,468,349	(310)	3,468,039	256,450	13.064214	14.027104
Federated Kaufmann II Primary Shares	1,493,843.337	25,747,854	27,710,794	94	27,710,888	952,789	28.140877	30.302037
Federated Managed Volatility II Primary Shares	210,429.501	2,215,480	2,020,123	(83)	2,020,040	220,004	9.169838	9.187203
Franklin Templeton Foreign Class 2 Shares	137,596.813	1,898,109	1,752,983	1	1,752,984	120,421	14.034172	15.068836
Franklin Templeton Growth Class 2 Shares	129,572.503	1,670,696	1,582,080	2	1,582,082	106,873	14.361549	15.419819
Invesco V.I. American Franchise Series I Shares	303,727.791	13,284,246	17,358,043	(1)	17,358,042	1,054,353	10.324696	21.234946
Invesco V.I. Comstock Series I Shares	4,203,727.205	65,863,326	67,764,083	(17)	67,764,066	3,259,212	19.356656	21.221720
Invesco V.I. Core Equity Series I Shares	1,183,390.771	35,935,742	36,614,110	32	36,614,142	2,159,367	16.461575	16.975405
Invesco V.I. International Growth Series I Shares	208,013.900	6,591,655	6,860,298	33	6,860,331	546,792	12.145041	21.842440
Invesco V.I. Mid Cap Core Equity Series I Shares	232,552.962	3,067,425	2,551,106	(6)	2,551,100	135,879	18.202494	19.543650
Invesco V.I. Value Opportunities Series I Shares	41,958.801	260,427	230,773	2	230,775	16,760	13.197891	14.170323
Janus Henderson—Enterprise Service Shares	7,975.402	454,247	502,371	(10)	502,361	19,742	24.641914	26.141006
Janus Henderson—Forty Service Shares	175,736.527	6,042,510	5,825,666	(2)	5,825,664	238,201	23.873261	25.325484
MFS® Growth Initial Class	1,484,343.755	47,800,088	69,779,000	—	69,779,000	2,032,233	13.757954	40.485540

See accompanying notes

3

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Assets and Liabilities

December 31, 2018

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
Oppenheimer Main Street® Service Shares	34,399.085	$995,026	$911,920	$(2)	$911,918	42,583	$20.510161	$22.021223
PIMCO CommodityRealReturn® Strategy Administrative Class	1,233,166.754	10,073,683	7,423,664	1	7,423,665	1,315,751	5.448526	5.850248
PIMCO Low Duration Administrative Class	4,444,864.325	46,322,238	44,804,232	(486)	44,803,746	3,796,153	11.461639	12.158649
PIMCO Real Return Administrative Class	2,336,998.315	30,175,609	27,693,430	(422)	27,693,008	2,091,521	12.781977	13.723918
PIMCO Total Return Administrative Class	16,853,605.053	184,286,402	176,625,781	(356)	176,625,425	10,491,439	14.765300	19.600508
Pioneer High Yield VCT Class II Shares	287,843.030	2,737,554	2,498,478	(250)	2,498,228	148,851	16.168813	17.360185
Pioneer Real Estate Shares VCT Class II Shares	130,856.809	2,124,096	1,646,179	(18)	1,646,161	100,093	15.928751	16.813251
TA Barrow Hanley Dividend Focused Service Class	1,952,328.867	41,787,644	43,400,271	5	43,400,276	3,569,691	12.010214	12.308398
TA BlackRock Global Allocation Service Class	10,684.859	154,526	143,925	—	143,925	14,662	9.816092	9.823030
TA BlackRock Smart Beta 40 Service Class	54,097.812	502,984	516,093	(1)	516,092	48,326	10.451897	11.032083
TA Greystone International Growth Initial Class	2,794,170.588	26,078,945	22,381,306	(8)	22,381,298	2,608,040	8.581654	8.581654
TA Janus Balanced Service Class	98,659.875	1,494,768	1,446,354	(1)	1,446,353	132,419	10.868127	10.964883
TA Janus Mid-Cap Growth Service Class	660,577.726	18,690,107	19,335,110	2	19,335,112	1,214,087	15.645170	16.202547
TA Jennison Growth Initial Class	135,735.462	1,374,099	1,296,274	1	1,296,275	120,895	10.674770	10.748600
TA JPMorgan Enhanced Index Initial Class	57,569.555	1,166,907	1,111,092	—	1,111,092	110,445	10.013410	10.082673
TA Legg Mason Dynamic Allocation—Balanced Service Class	54,295.356	654,404	633,084	(1)	633,083	55,150	11.479213	11.479213
TA Legg Mason Dynamic Allocation—Growth Service Class	26,886.256	342,462	331,239	—	331,239	27,578	12.010935	12.010935
TA Managed Risk—Balanced ETF Service Class	349,213.080	4,133,628	4,061,348	—	4,061,348	334,959	12.124914	12.124914
TA Managed Risk—Conservative ETF Service Class	350,433.862	4,339,591	4,198,198	2	4,198,200	356,948	11.761363	11.761363
TA Managed Risk—Growth ETF Service Class	348,805.367	3,594,235	3,547,351	1	3,547,352	273,090	12.989704	12.989704
TA Market Participation Strategy Service Class	1,619.696	19,992	18,999	—	18,999	1,551	12.247271	12.247271
TA Multi-Managed Balanced Service Class	13,812.754	204,101	187,163	—	187,163	18,208	10.226869	10.317932
TA PIMCO Tactical—Balanced Service Class	88,861.466	1,079,696	925,936	1	925,937	78,278	11.828884	11.828884
TA PIMCO Tactical—Conservative Service Class	96,296.188	1,125,155	998,591	1	998,592	85,882	11.627516	11.627516
TA PIMCO Tactical—Growth Service Class	33,572.386	389,272	341,095	1	341,096	28,066	12.153439	12.153439
TA QS Investors Active Asset Allocation—Conservative Service Class	285,691.714	3,043,080	3,071,186	—	3,071,186	270,976	11.333811	11.333811
TA QS Investors Active Asset Allocation—Moderate Service Class	289,296.298	3,362,414	3,300,871	(2)	3,300,869	281,488	11.726485	11.726485
TA QS Investors Active Asset Allocation—Moderate Growth Service Class	143,328.506	1,576,950	1,609,579	—	1,609,579	131,361	12.253087	12.253087
TA Small/Mid Cap Value Service Class	1,888,681.308	36,855,003	31,427,657	11	31,427,668	1,671,502	18.290205	19.305810
TA T. Rowe Price Small Cap Initial Class	682,475.446	9,601,295	9,411,336	(2)	9,411,334	928,039	10.125550	10.195593
TA TS&W International Equity Service Class	209,791.758	2,826,921	2,475,543	—	2,475,543	279,901	8.812072	8.873057
TA WMC US Growth Service Class	1,523,939.302	37,560,672	39,957,688	8	39,957,696	2,225,112	17.466724	18.436395
Wanger International	1,103,048.733	30,566,516	24,487,682	2	24,487,684	1,920,757	12.367199	13.119469
Wanger USA	550,863.288	14,415,194	11,402,870	14	11,402,884	426,380	25.824033	27.727353

See accompanying notes.

4

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	AB Global Thematic Growth Class A Shares Subaccount	AB Growth and Income Class A Shares Subaccount	AB International Value Class A Shares Subaccount	AB Large Cap Growth Class A Shares Subaccount	AB Small/Mid Cap Value Class A Shares Subaccount
Net Assets as of December 31, 2016:	$4,553,559	$7,952,696	$1,884,218	$77,691,483	$4,917,465

Investment Income:
Reinvested Dividends	25,381	108,867	50,212	—	22,057
Investment Expense:
Mortality and Expense Risk and Administrative Charges	76,060	120,945	32,710	1,161,344	73,529

Net Investment Income (Loss)	(50,679)	(12,078)	17,502	(1,161,344)	(51,472)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	644,305	—	4,777,157	237,217
Realized Gain (Loss) on Investments	208,828	800,665	30,061	6,393,323	153,589

Net Realized Capital Gains (Losses) on Investments	208,828	1,444,970	30,061	11,170,480	390,806
Net Change in Unrealized Appreciation (Depreciation)	1,453,093	(228,154)	393,612	12,303,976	191,523

Net Gain (Loss) on Investment	1,661,921	1,216,816	423,673	23,474,456	582,329
Net Increase (Decrease) in Net Assets Resulting from Operations	1,611,242	1,204,738	441,175	22,313,112	530,857

Increase (Decrease) in Net Assets from Contract Transactions	1,152,803	(1,295,020)	146,787	(9,933,428)	(291,414)

Total Increase (Decrease) in Net Assets	2,764,045	(90,282)	587,962	12,379,684	239,443

Net Assets as of December 31, 2017:	$7,317,604	$7,862,414	$2,472,180	$90,071,167	$5,156,908

Investment Income:
Reinvested Dividends	—	73,347	33,097	—	22,805
Investment Expense:
Mortality and Expense Risk and Administrative Charges	100,118	117,819	33,345	1,244,778	74,655

Net Investment Income (Loss)	(100,118)	(44,472)	(248)	(1,244,778)	(51,850)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	827,363	—	9,861,367	380,437
Realized Gain (Loss) on Investments	512,971	972,979	61,520	7,424,962	144,046

Net Realized Capital Gains (Losses) on Investments	512,971	1,800,342	61,520	17,286,329	524,483
Net Change in Unrealized Appreciation (Depreciation)	(1,248,396)	(2,195,244)	(595,005)	(14,308,164)	(1,220,214)

Net Gain (Loss) on Investment	(735,425)	(394,902)	(533,485)	2,978,165	(695,731)
Net Increase (Decrease) in Net Assets Resulting from Operations	(835,543)	(439,374)	(533,733)	1,733,387	(747,581)

Increase (Decrease) in Net Assets from Contract Transactions	(23,592)	(1,302,564)	(280,223)	(11,468,681)	(480,693)

Total Increase (Decrease) in Net Assets	(859,135)	(1,741,938)	(813,956)	(9,735,294)	(1,228,274)

Net Assets as of December 31, 2018:	$6,458,469	$6,120,476	$1,658,224	$80,335,873	$3,928,634

See Accompanying Notes.

(1)	See Footnote 1

5

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	AB Value Class A Shares Subaccount	American Century VP Ultra® Class I Shares Subaccount	American Funds - Asset Allocation Class 2 Shares Subaccount	American Funds - Bond Class 2 Shares Subaccount	American Funds - Growth Class 2 Shares Subaccount
Net Assets as of December 31, 2016:	$1,271,194	$5,620,633	$12,178,489	$7,593,306	$33,061,531

Investment Income:
Reinvested Dividends	14,133	23,862	195,198	136,287	172,447
Investment Expense:
Mortality and Expense Risk and Administrative Charges	16,847	92,597	205,640	119,685	577,644

Net Investment Income (Loss)	(2,714)	(68,735)	(10,442)	16,602	(405,197)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	303,365	588,498	109,914	3,384,904
Realized Gain (Loss) on Investments	121,281	431,053	455,551	2,922	3,834,198

Net Realized Capital Gains (Losses) on Investments	121,281	734,418	1,044,049	112,836	7,219,102
Net Change in Unrealized Appreciation (Depreciation)	10,718	1,102,087	684,443	17,710	1,369,922

Net Gain (Loss) on Investment	131,999	1,836,505	1,728,492	130,546	8,589,024
Net Increase (Decrease) in Net Assets Resulting from Operations	129,285	1,767,770	1,718,050	147,148	8,183,827

Increase (Decrease) in Net Assets from Contract Transactions	(143,230)	1,022,760	(711,326)	(836,500)	(5,006,805)

Total Increase (Decrease) in Net Assets	(13,945)	2,790,530	1,006,724	(689,352)	3,177,022

Net Assets as of December 31, 2017:	$1,257,249	$8,411,163	$13,185,213	$6,903,954	$36,238,553

Investment Income:
Reinvested Dividends	13,205	20,958	207,459	164,857	145,962
Investment Expense:
Mortality and Expense Risk and Administrative Charges	15,865	114,132	200,136	111,603	576,181

Net Investment Income (Loss)	(2,660)	(93,174)	7,323	53,254	(430,219)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	807,755	544,752	9,407	3,492,760
Realized Gain (Loss) on Investments	124,587	1,089,635	719,904	(59,353)	3,540,067

Net Realized Capital Gains (Losses) on Investments	124,587	1,897,390	1,264,656	(49,946)	7,032,827
Net Change in Unrealized Appreciation (Depreciation)	(301,022)	(1,806,491)	(1,990,959)	(167,383)	(6,738,543)

Net Gain (Loss) on Investment	(176,435)	90,899	(726,303)	(217,329)	294,284
Net Increase (Decrease) in Net Assets Resulting from Operations	(179,095)	(2,275)	(718,980)	(164,075)	(135,935)

Increase (Decrease) in Net Assets from Contract Transactions	(182,198)	(849,972)	(820,876)	(96,365)	(6,161,454)

Total Increase (Decrease) in Net Assets	(361,293)	(852,247)	(1,539,856)	(260,440)	(6,297,389)

Net Assets as of December 31, 2018:	$895,956	$7,558,916	$11,645,357	$6,643,514	$29,941,164

See Accompanying Notes.

(1)	See Footnote 1

6

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	American Funds - Growth- Income Class 2 Shares Subaccount	American Funds - International Class 2 Shares Subaccount	BlackRock Advantage Large Cap Core V.I. Class I Shares Subaccount	BlackRock Advantage Large Cap Value V.I. Class I Shares Subaccount	BlackRock Advantage U.S. Total Market V.I. Class I Shares Subaccount
Net Assets as of December 31, 2016:	$19,294,213	$67,989,809	$152,381,811	$74,819,920	$132,464,219

Investment Income:
Reinvested Dividends	282,762	894,840	2,007,302	1,202,250	1,157,895
Investment Expense:
Mortality and Expense Risk and Administrative Charges	332,450	1,210,705	2,124,037	1,049,541	1,752,114

Net Investment Income (Loss)	(49,688)	(315,865)	(116,735)	152,709	(594,219)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	1,318,909	864,763	42,837,237	19,016,287	25,548,155
Realized Gain (Loss) on Investments	861,620	2,690,306	3,988,935	3,866,974	7,850,150

Net Realized Capital Gains (Losses) on Investments	2,180,529	3,555,069	46,826,172	22,883,261	33,398,305
Net Change in Unrealized Appreciation (Depreciation)	1,668,760	16,052,119	(17,161,377)	(11,818,956)	(17,454,460)

Net Gain (Loss) on Investment	3,849,289	19,607,188	29,664,795	11,064,305	15,943,845
Net Increase (Decrease) in Net Assets Resulting from Operations	3,799,601	19,291,323	29,548,060	11,217,014	15,349,626

Increase (Decrease) in Net Assets from Contract Transactions	(1,596,218)	(12,589,328)	(20,224,103)	(6,204,240)	(14,575,899)

Total Increase (Decrease) in Net Assets	2,203,383	6,701,995	9,323,957	5,012,774	773,727

Net Assets as of December 31, 2017:	$21,497,596	$74,691,804	$161,705,768	$79,832,694	$133,237,946

Investment Income:
Reinvested Dividends	273,700	1,145,029	2,205,153	1,368,497	1,561,127
Investment Expense:
Mortality and Expense Risk and Administrative Charges	327,094	1,137,953	2,123,171	1,020,862	1,724,656

Net Investment Income (Loss)	(53,394)	7,076	81,982	347,635	(163,529)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	1,376,470	3,239,002	18,805,586	7,450,391	11,472,384
Realized Gain (Loss) on Investments	1,202,700	2,453,920	310,530	3,596,974	8,308,816

Net Realized Capital Gains (Losses) on Investments	2,579,170	5,692,922	19,116,116	11,047,365	19,781,200
Net Change in Unrealized Appreciation (Depreciation)	(2,973,824)	(15,824,020)	(27,579,495)	(17,831,959)	(28,108,445)

Net Gain (Loss) on Investment	(394,654)	(10,131,098)	(8,463,379)	(6,784,594)	(8,327,245)
Net Increase (Decrease) in Net Assets Resulting from Operations	(448,048)	(10,124,022)	(8,381,397)	(6,436,959)	(8,490,774)

Increase (Decrease) in Net Assets from Contract Transactions	(3,669,491)	(5,080,610)	(21,121,526)	(10,882,990)	(17,295,420)

Total Increase (Decrease) in Net Assets	(4,117,539)	(15,204,632)	(29,502,923)	(17,319,949)	(25,786,194)

Net Assets as of December 31, 2018:	$17,380,057	$59,487,172	$132,202,845	$62,512,745	$107,451,752

See Accompanying Notes.

(1)	See Footnote 1

7

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	BlackRock Basic Value V.I. Class I Shares Subaccount	BlackRock Capital Appreciation V.I. Class I Shares Subaccount	BlackRock Equity Dividend V.I. Class I Shares Subaccount	BlackRock Global Allocation V.I. Class I Shares Subaccount	BlackRock Government Money Market V.I. Class I Shares Subaccount
Net Assets as of December 31, 2016:	$219,362,118	$114,878,701	$12,385,242	$417,309,687	$92,394,288

Investment Income:
Reinvested Dividends	3,145,154	—	213,743	5,402,567	561,588
Investment Expense:
Mortality and Expense Risk and Administrative Charges	2,879,806	1,768,487	164,827	5,801,519	1,207,210

Net Investment Income (Loss)	265,348	(1,768,487)	48,916	(398,952)	(645,622)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	7,910,388	14,290,242	613,485	4,152,244	283
Realized Gain (Loss) on Investments	2,817,473	6,869,992	358,728	8,570,503	—

Net Realized Capital Gains (Losses) on Investments	10,727,861	21,160,234	972,213	12,722,747	283
Net Change in Unrealized Appreciation (Depreciation)	2,379,952	14,528,609	711,114	36,610,216	—

Net Gain (Loss) on Investment	13,107,813	35,688,843	1,683,327	49,332,963	283
Net Increase (Decrease) in Net Assets Resulting from Operations	13,373,161	33,920,356	1,732,243	48,934,011	(645,339)

Increase (Decrease) in Net Assets from Contract Transactions	(24,473,376)	(18,321,818)	(2,192,309)	(48,583,289)	(9,169,584)

Total Increase (Decrease) in Net Assets	(11,100,215)	15,598,538	(460,066)	350,722	(9,814,923)

Net Assets as of December 31, 2017:	$208,261,903	$130,477,239	$11,925,176	$417,660,409	$82,579,365

Investment Income:
Reinvested Dividends	3,425,851	—	213,062	3,471,482	1,358,831
Investment Expense:
Mortality and Expense Risk and Administrative Charges	2,727,130	1,849,950	149,736	5,279,727	1,175,052

Net Investment Income (Loss)	698,721	(1,849,950)	63,326	(1,808,245)	183,779
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	19,903,464	35,152,253	748,007	13,620,557	—
Realized Gain (Loss) on Investments	3,948,441	10,281,546	339,957	10,829,952	—

Net Realized Capital Gains (Losses) on Investments	23,851,905	45,433,799	1,087,964	24,450,509	—
Net Change in Unrealized Appreciation (Depreciation)	(40,778,074)	(40,256,752)	(2,001,176)	(54,413,047)	—

Net Gain (Loss) on Investment	(16,926,169)	5,177,047	(913,212)	(29,962,538)	—
Net Increase (Decrease) in Net Assets Resulting from Operations	(16,227,448)	3,327,097	(849,886)	(31,770,783)	183,779

Increase (Decrease) in Net Assets from Contract Transactions	(25,574,993)	(22,975,251)	(1,852,041)	(55,054,281)	5,812,637

Total Increase (Decrease) in Net Assets	(41,802,441)	(19,648,154)	(2,701,927)	(86,825,064)	5,996,416

Net Assets as of December 31, 2018:	$166,459,462	$110,829,085	$9,223,249	$330,835,345	$88,575,781

See Accompanying Notes.

(1)	See Footnote 1

8

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	BlackRock High Yield V.I. Class I Shares Subaccount	BlackRock International V.I. Class I Shares Subaccount	BlackRock Large Cap Focus Growth V.I. Class I Shares Subaccount	BlackRock Managed Volatility V.I. Class I Shares Subaccount	BlackRock S&P 500 Index V.I. Class I Shares Subaccount
Net Assets as of December 31, 2016:	$95,184,463	$67,944,515	$68,622,461	$12,748,126	$133,801,141

Investment Income:
Reinvested Dividends	4,830,195	—	30,603	39,313	2,404,504
Investment Expense:
Mortality and Expense Risk and Administrative Charges	1,289,919	1,049,769	1,010,947	162,659	1,977,190

Net Investment Income (Loss)	3,540,276	(1,049,769)	(980,344)	(123,346)	427,314
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	12,642,781	78,438	5,974,618
Realized Gain (Loss) on Investments	1,062,231	1,547,340	3,685,571	375,351	8,636,841

Net Realized Capital Gains (Losses) on Investments	1,062,231	1,547,340	16,328,352	453,789	14,611,459
Net Change in Unrealized Appreciation (Depreciation)	761,614	18,897,330	2,749,190	88,473	10,916,607

Net Gain (Loss) on Investment	1,823,845	20,444,670	19,077,542	542,262	25,528,066
Net Increase (Decrease) in Net Assets Resulting from Operations	5,364,121	19,394,901	18,097,198	418,916	25,955,380

Increase (Decrease) in Net Assets from Contract Transactions	(10,105,209)	(3,642,869)	(9,024,260)	(1,741,267)	(12,749,938)

Total Increase (Decrease) in Net Assets	(4,741,088)	15,752,032	9,072,938	(1,322,351)	13,205,442

Net Assets as of December 31, 2017:	$90,443,375	$83,696,547	$77,695,399	$11,425,775	$147,006,583

Investment Income:
Reinvested Dividends	4,569,203	1,949,009	—	179,629	1,425,753
Investment Expense:
Mortality and Expense Risk and Administrative Charges	1,164,084	1,029,728	1,087,447	142,697	2,002,688

Net Investment Income (Loss)	3,405,119	919,281	(1,087,447)	36,932	(576,935)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	1,936,638	7,752,485	103,336	5,792,118
Realized Gain (Loss) on Investments	829,649	2,528,486	4,917,763	363,855	9,633,075

Net Realized Capital Gains (Losses) on Investments	829,649	4,465,124	12,670,248	467,191	15,425,193
Net Change in Unrealized Appreciation (Depreciation)	(7,397,869)	(23,078,168)	(9,384,448)	(531,801)	(22,419,987)

Net Gain (Loss) on Investment	(6,568,220)	(18,613,044)	3,285,800	(64,610)	(6,994,794)
Net Increase (Decrease) in Net Assets Resulting from Operations	(3,163,101)	(17,693,763)	2,198,353	(27,678)	(7,571,729)

Increase (Decrease) in Net Assets from Contract Transactions	(13,026,740)	(8,201,757)	(11,086,437)	(1,601,795)	(14,513,963)

Total Increase (Decrease) in Net Assets	(16,189,841)	(25,895,520)	(8,888,084)	(1,629,473)	(22,085,692)

Net Assets as of December 31, 2018:	$74,253,534	$57,801,027	$68,807,315	$9,796,302	$124,920,891

See Accompanying Notes.

(1)	See Footnote 1

9

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	BlackRock Total Return V.I. Class I Shares Subaccount	BlackRock U.S. Government Bond V.I. Class I Shares Subaccount	Davis Value Subaccount	Eaton Vance VT Floating-Rate Income Subaccount	Federated Kaufmann II Primary Shares Subaccount
Net Assets as of December 31, 2016:	$140,477,141	$67,189,669	$66,645,842	$3,035,336	$24,410,908

Investment Income:
Reinvested Dividends	3,486,143	1,326,883	519,310	99,369	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	1,951,524	875,956	961,282	42,684	367,026

Net Investment Income (Loss)	1,534,619	450,927	(441,972)	56,685	(367,026)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	5,777,324	—	2,770,808
Realized Gain (Loss) on Investments	473,337	(174,674)	(428,434)	(10,410)	1,021,484

Net Realized Capital Gains (Losses) on Investments	473,337	(174,674)	5,348,890	(10,410)	3,792,292
Net Change in Unrealized Appreciation (Depreciation)	960,567	(169,350)	8,183,752	13,408	2,758,870

Net Gain (Loss) on Investment	1,433,904	(344,024)	13,532,642	2,998	6,551,162
Net Increase (Decrease) in Net Assets Resulting from Operations	2,968,523	106,903	13,090,670	59,683	6,184,136

Increase (Decrease) in Net Assets from Contract Transactions	(7,832,170)	(6,666,583)	(7,623,459)	104,831	(2,411,172)

Total Increase (Decrease) in Net Assets	(4,863,647)	(6,559,680)	5,467,211	164,514	3,772,964

Net Assets as of December 31, 2017:	$135,613,494	$60,629,989	$72,113,053	$3,199,850	$28,183,872

Investment Income:
Reinvested Dividends	3,544,944	1,187,337	566,384	126,110	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	1,816,536	761,003	964,656	47,258	424,787

Net Investment Income (Loss)	1,728,408	426,334	(398,272)	78,852	(424,787)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	11,390,603	—	2,091,652
Realized Gain (Loss) on Investments	(65,538)	(584,235)	(254,520)	5,049	1,379,463

Net Realized Capital Gains (Losses) on Investments	(65,538)	(584,235)	11,136,083	5,049	3,471,115
Net Change in Unrealized Appreciation (Depreciation)	(4,270,481)	(576,608)	(20,362,034)	(141,352)	(2,322,451)

Net Gain (Loss) on Investment	(4,336,019)	(1,160,843)	(9,225,951)	(136,303)	1,148,664
Net Increase (Decrease) in Net Assets Resulting from Operations	(2,607,611)	(734,509)	(9,624,223)	(57,451)	723,877

Increase (Decrease) in Net Assets from Contract Transactions	(15,180,949)	(8,717,072)	(7,006,993)	325,640	(1,196,861)

Total Increase (Decrease) in Net Assets	(17,788,560)	(9,451,581)	(16,631,216)	268,189	(472,984)

Net Assets as of December 31, 2018:	$117,824,934	$51,178,408	$55,481,837	$3,468,039	$27,710,888

See Accompanying Notes.

(1)	See Footnote 1

10

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	Federated Managed Volatility II Primary Shares Subaccount(1)	Franklin Templeton Foreign Class 2 Shares Subaccount	Franklin Templeton Growth Class 2 Shares Subaccount	Invesco V.I. American Franchise Series I Shares Subaccount	Invesco V.I. Comstock Series I Shares Subaccount
Net Assets as of December 31, 2016:	$—	$2,476,543	$1,966,681	$18,217,296	$88,179,004

Investment Income:
Reinvested Dividends	—	63,713	32,356	15,765	1,872,515
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	33,978	28,771	273,321	1,209,068

Net Investment Income (Loss)	—	29,735	3,585	(257,556)	663,447
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	1,537,651	3,646,858
Realized Gain (Loss) on Investments	—	54,619	96,407	1,330,225	5,544,401

Net Realized Capital Gains (Losses) on Investments	—	54,619	96,407	2,867,876	9,191,259
Net Change in Unrealized Appreciation (Depreciation)	—	263,643	214,077	1,835,492	3,246,437

Net Gain (Loss) on Investment	—	318,262	310,484	4,703,368	12,437,696
Net Increase (Decrease) in Net Assets Resulting from Operations	—	347,997	314,069	4,445,812	13,101,143

Increase (Decrease) in Net Assets from Contract Transactions	—	(487,712)	(206,647)	(2,438,048)	(10,680,271)

Total Increase (Decrease) in Net Assets	—	(139,715)	107,422	2,007,764	2,420,872

Net Assets as of December 31, 2017:	$—	$2,336,828	$2,074,103	$20,225,060	$90,599,876

Investment Income:
Reinvested Dividends	—	57,401	38,814	—	1,394,184
Investment Expense:
Mortality and Expense Risk and Administrative Charges	11,383	29,774	28,042	285,522	1,173,175

Net Investment Income (Loss)	(11,383)	27,627	10,772	(285,522)	221,009
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	164,385	1,269,365	7,923,316
Realized Gain (Loss) on Investments	(3,454)	20,566	73,780	1,156,676	7,041,569

Net Realized Capital Gains (Losses) on Investments	(3,454)	20,566	238,165	2,426,041	14,964,885
Net Change in Unrealized Appreciation (Depreciation)	(195,357)	(409,456)	(558,778)	(2,891,740)	(25,406,675)

Net Gain (Loss) on Investment	(198,811)	(388,890)	(320,613)	(465,699)	(10,441,790)
Net Increase (Decrease) in Net Assets Resulting from Operations	(210,194)	(361,263)	(309,841)	(751,221)	(10,220,781)

Increase (Decrease) in Net Assets from Contract Transactions	2,230,234	(222,581)	(182,180)	(2,115,797)	(12,615,029)

Total Increase (Decrease) in Net Assets	2,020,040	(583,844)	(492,021)	(2,867,018)	(22,835,810)

Net Assets as of December 31, 2018:	$2,020,040	$1,752,984	$1,582,082	$17,358,042	$67,764,066

See Accompanying Notes.

(1)	See Footnote 1

11

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	Invesco V.I. Core Equity Series I Shares Subaccount	Invesco V.I. International Growth Series I Shares Subaccount	Invesco V.I. Mid Cap Core Equity Series I Shares Subaccount	Invesco V.I. Value Opportunities Series I Shares Subaccount	Janus Henderson - Enterprise Service Shares Subaccount
Net Assets as of December 31, 2016:	$46,789,592	$8,048,773	$3,304,222	$264,558	$554,440

Investment Income:
Reinvested Dividends	484,858	118,158	17,281	1,076	2,882
Investment Expense:
Mortality and Expense Risk and Administrative Charges	641,472	132,465	50,424	3,982	7,570

Net Investment Income (Loss)	(156,614)	(14,307)	(33,143)	(2,906)	(4,688)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	2,428,648	—	66,913	—	33,520
Realized Gain (Loss) on Investments	2,036,894	323,188	89,875	2,495	50,893

Net Realized Capital Gains (Losses) on Investments	4,465,542	323,188	156,788	2,495	84,413
Net Change in Unrealized Appreciation (Depreciation)	904,781	1,283,956	281,633	40,948	42,007

Net Gain (Loss) on Investment	5,370,323	1,607,144	438,421	43,443	126,420
Net Increase (Decrease) in Net Assets Resulting from Operations	5,213,709	1,592,837	405,278	40,537	121,732

Increase (Decrease) in Net Assets from Contract Transactions	(5,212,429)	(1,144,092)	(595,290)	(11,587)	(153,349)

Total Increase (Decrease) in Net Assets	1,280	448,745	(190,012)	28,950	(31,617)

Net Assets as of December 31, 2017:	$46,790,872	$8,497,518	$3,114,210	$293,508	$522,823

Investment Income:
Reinvested Dividends	390,130	163,206	14,999	915	732
Investment Expense:
Mortality and Expense Risk and Administrative Charges	605,326	126,077	45,381	4,143	7,652

Net Investment Income (Loss)	(215,196)	37,129	(30,382)	(3,228)	(6,920)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	2,794,147	55,271	415,087	29,352	26,868
Realized Gain (Loss) on Investments	2,361,659	226,946	20,704	1,479	16,883

Net Realized Capital Gains (Losses) on Investments	5,155,806	282,217	435,791	30,831	43,751
Net Change in Unrealized Appreciation (Depreciation)	(9,305,060)	(1,670,373)	(774,903)	(86,713)	(47,093)

Net Gain (Loss) on Investment	(4,149,254)	(1,388,156)	(339,112)	(55,882)	(3,342)
Net Increase (Decrease) in Net Assets Resulting from Operations	(4,364,450)	(1,351,027)	(369,494)	(59,110)	(10,262)

Increase (Decrease) in Net Assets from Contract Transactions	(5,812,280)	(286,160)	(193,616)	(3,623)	(10,200)

Total Increase (Decrease) in Net Assets	(10,176,730)	(1,637,187)	(563,110)	(62,733)	(20,462)

Net Assets as of December 31, 2018:	$36,614,142	$6,860,331	$2,551,100	$230,775	$502,361

See Accompanying Notes.

(1)	See Footnote 1

12

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	Janus Henderson - Forty Service Shares Subaccount	MFS® Growth Initial Class Subaccount	Oppenheimer Main Street® Service Shares Subaccount	PIMCO CommodityRealReturn® Strategy Administrative Class Subaccount	PIMCO Low Duration Administrative Class Subaccount
Net Assets as of December 31, 2016:	$5,438,914	$62,439,324	$782,328	$9,455,115	$52,806,154

Investment Income:
Reinvested Dividends	—	71,527	8,734	997,327	700,748
Investment Expense:
Mortality and Expense Risk and Administrative Charges	89,833	953,112	11,520	136,458	785,443

Net Investment Income (Loss)	(89,833)	(881,585)	(2,786)	860,869	(84,695)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	358,604	2,706,612	14,325	—	—
Realized Gain (Loss) on Investments	(104,173)	4,962,871	11,296	(1,757,769)	(253,454)

Net Realized Capital Gains (Losses) on Investments	254,431	7,669,483	25,621	(1,757,769)	(253,454)
Net Change in Unrealized Appreciation (Depreciation)	1,346,248	10,954,155	94,361	959,963	252,981

Net Gain (Loss) on Investment	1,600,679	18,623,638	119,982	(797,806)	(473)
Net Increase (Decrease) in Net Assets Resulting from Operations	1,510,846	17,742,053	117,196	63,063	(85,168)

Increase (Decrease) in Net Assets from Contract Transactions	(319,953)	(5,931,472)	11,935	(98,640)	(787,081)

Total Increase (Decrease) in Net Assets	1,190,893	11,810,581	129,131	(35,577)	(872,249)

Net Assets as of December 31, 2017:	$6,629,807	$74,249,905	$911,459	$9,419,538	$51,933,905

Investment Income:
Reinvested Dividends	79,619	70,909	9,514	181,436	960,132
Investment Expense:
Mortality and Expense Risk and Administrative Charges	96,455	1,087,230	13,540	131,492	761,950

Net Investment Income (Loss)	(16,836)	(1,016,321)	(4,026)	49,944	198,182
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	855,416	5,261,807	92,710	—	—
Realized Gain (Loss) on Investments	174,747	7,297,595	4,652	(1,652,000)	(552,849)

Net Realized Capital Gains (Losses) on Investments	1,030,163	12,559,402	97,362	(1,652,000)	(552,849)
Net Change in Unrealized Appreciation (Depreciation)	(937,766)	(10,014,304)	(188,608)	253,765	(253,883)

Net Gain (Loss) on Investment	92,397	2,545,098	(91,246)	(1,398,235)	(806,732)
Net Increase (Decrease) in Net Assets Resulting from Operations	75,561	1,528,777	(95,272)	(1,348,291)	(608,550)

Increase (Decrease) in Net Assets from Contract Transactions	(879,704)	(5,999,682)	95,731	(647,582)	(6,521,609)

Total Increase (Decrease) in Net Assets	(804,143)	(4,470,905)	459	(1,995,873)	(7,130,159)

Net Assets as of December 31, 2018:	$5,825,664	$69,779,000	$911,918	$7,423,665	$44,803,746

See Accompanying Notes.

(1)	See Footnote 1

13

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	PIMCO Real Return Administrative Class Subaccount	PIMCO Total Return Administrative Class Subaccount	Pioneer High Yield VCT Class II Shares Subaccount	Pioneer Real Estate Shares VCT Class II Shares Subaccount	TA Barrow Hanley Dividend Focused Service Class Subaccount
Net Assets as of December 31, 2016:	$33,264,101	$214,097,316	$2,396,021	$2,708,236	$56,088,136

Investment Income:
Reinvested Dividends	783,732	4,265,842	115,266	59,690	1,124,346
Investment Expense:
Mortality and Expense Risk and Administrative Charges	495,539	2,991,582	38,168	37,969	786,948

Net Investment Income (Loss)	288,193	1,274,260	77,098	21,721	337,398
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	178,287	—
Realized Gain (Loss) on Investments	(713,913)	(518,308)	(62,279)	(151,469)	1,779,073

Net Realized Capital Gains (Losses) on Investments	(713,913)	(518,308)	(62,279)	26,818	1,779,073
Net Change in Unrealized Appreciation (Depreciation)	1,132,402	6,478,198	119,861	(430)	5,004,519

Net Gain (Loss) on Investment	418,489	5,959,890	57,582	26,388	6,783,592
Net Increase (Decrease) in Net Assets Resulting from Operations	706,682	7,234,150	134,680	48,109	7,120,990

Increase (Decrease) in Net Assets from Contract Transactions	(1,481,388)	(17,121,842)	413,810	(224,305)	(9,987,793)

Total Increase (Decrease) in Net Assets	(774,706)	(9,887,692)	548,490	(176,196)	(2,866,803)

Net Assets as of December 31, 2017:	$32,489,395	$204,209,624	$2,944,511	$2,532,040	$53,221,333

Investment Income:
Reinvested Dividends	769,072	4,851,646	122,682	49,942	959,863
Investment Expense:
Mortality and Expense Risk and Administrative Charges	470,206	2,738,563	39,697	31,203	756,386

Net Investment Income (Loss)	298,866	2,113,083	82,985	18,739	203,477
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	2,192,307	—	210,071	—
Realized Gain (Loss) on Investments	(1,024,630)	(1,493,107)	(76,564)	(307,337)	1,815,018

Net Realized Capital Gains (Losses) on Investments	(1,024,630)	699,200	(76,564)	(97,266)	1,815,018
Net Change in Unrealized Appreciation (Depreciation)	(455,557)	(6,893,608)	(151,391)	(109,450)	(8,258,462)

Net Gain (Loss) on Investment	(1,480,187)	(6,194,408)	(227,955)	(206,716)	(6,443,444)
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,181,321)	(4,081,325)	(144,970)	(187,977)	(6,239,967)

Increase (Decrease) in Net Assets from Contract Transactions	(3,615,066)	(23,502,874)	(301,313)	(697,902)	(3,581,090)

Total Increase (Decrease) in Net Assets	(4,796,387)	(27,584,199)	(446,283)	(885,879)	(9,821,057)

Net Assets as of December 31, 2018:	$27,693,008	$176,625,425	$2,498,228	$1,646,161	$43,400,276

See Accompanying Notes.

(1)	See Footnote 1

14

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	TA BlackRock Global Allocation Service Class Subaccount(1)	TA BlackRock Smart Beta 40 Service Class Subaccount	TA Greystone International Growth Initial Class Subaccount(1)	TA Janus Balanced Service Class Subaccount(1)	TA Janus Mid-Cap Growth Service Class Subaccount
Net Assets as of December 31, 2016:	$—	$561,515	$—	$—	$23,354,699

Investment Income:
Reinvested Dividends	—	8,684	—	1,272	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	83	8,879	149,428	1,541	356,763

Net Investment Income (Loss)	(83)	(195)	(149,428)	(269)	(356,763)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	414	157,680
Realized Gain (Loss) on Investments	(27)	5,564	52,360	4,192	45,377

Net Realized Capital Gains (Losses) on Investments	(27)	5,564	52,360	4,606	203,057
Net Change in Unrealized Appreciation (Depreciation)	487	38,000	1,869,267	11,636	5,835,277

Net Gain (Loss) on Investment	460	43,564	1,921,627	16,242	6,038,334
Net Increase (Decrease) in Net Assets Resulting from Operations	377	43,369	1,772,199	15,973	5,681,571

Increase (Decrease) in Net Assets from Contract Transactions	28,420	(20,113)	29,474,388	251,976	(5,059,499)

Total Increase (Decrease) in Net Assets	28,797	23,256	31,246,587	267,949	622,072

Net Assets as of December 31, 2017:	$28,797	$584,771	$31,246,587	$267,949	$23,976,771

Investment Income:
Reinvested Dividends	362	9,279	339,693	5,803	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	971	8,733	380,524	8,187	341,632

Net Investment Income (Loss)	(609)	546	(40,831)	(2,384)	(341,632)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	350	—	144,413	9,558	989,445
Realized Gain (Loss) on Investments	(18)	4,247	26,189	608	891,606

Net Realized Capital Gains (Losses) on Investments	332	4,247	170,602	10,166	1,881,051
Net Change in Unrealized Appreciation (Depreciation)	(11,088)	(38,711)	(5,566,906)	(60,050)	(1,815,697)

Net Gain (Loss) on Investment	(10,756)	(34,464)	(5,396,304)	(49,884)	65,354
Net Increase (Decrease) in Net Assets Resulting from Operations	(11,365)	(33,918)	(5,437,135)	(52,268)	(276,278)

Increase (Decrease) in Net Assets from Contract Transactions	126,493	(34,761)	(3,428,154)	1,230,672	(4,365,381)

Total Increase (Decrease) in Net Assets	115,128	(68,679)	(8,865,289)	1,178,404	(4,641,659)

Net Assets as of December 31, 2018:	$143,925	$516,092	$22,381,298	$1,446,353	$19,335,112

See Accompanying Notes.

(1)	See Footnote 1

15

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	TA Jennison Growth Initial Class Subaccount(1)	TA JPMorgan Enhanced Index Initial Class Subaccount(1)	TA Legg Mason Dynamic Allocation - Balanced Service Class Subaccount	TA Legg Mason Dynamic Allocation—Growth Service Class Subaccount
Net Assets as of December 31, 2016:	$—	$—	$751,922	$110,064

Investment Income:
Reinvested Dividends	—	—	6,942	1,505
Investment Expense:
Mortality and Expense Risk and Administrative Charges	7,114	4,870	8,988	2,032

Net Investment Income (Loss)	(7,114)	(4,870)	(2,046)	(527)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	—
Realized Gain (Loss) on Investments	9,902	1,262	(3,435)	7

Net Realized Capital Gains (Losses) on Investments	9,902	1,262	(3,435)	7
Net Change in Unrealized Appreciation (Depreciation)	147,312	98,428	63,669	17,355

Net Gain (Loss) on Investment	157,214	99,690	60,234	17,362
Net Increase (Decrease) in Net Assets Resulting from Operations	150,100	94,820	58,188	16,835

Increase (Decrease) in Net Assets from Contract Transactions	1,331,899	923,881	(227,245)	41,169

Total Increase (Decrease) in Net Assets	1,481,999	1,018,701	(169,057)	58,004

Net Assets as of December 31, 2017:	$1,481,999	$1,018,701	$582,865	$168,068

Investment Income:
Reinvested Dividends	239	14,217	11,583	1,683
Investment Expense:
Mortality and Expense Risk and Administrative Charges	18,993	16,848	9,211	2,391

Net Investment Income (Loss)	(18,754)	(2,631)	2,372	(708)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	147,795	55,696	—	—
Realized Gain (Loss) on Investments	77,535	10,540	(4,011)	2,310

Net Realized Capital Gains (Losses) on Investments	225,330	66,236	(4,011)	2,310
Net Change in Unrealized Appreciation (Depreciation)	(225,137)	(154,243)	(38,539)	(22,232)

Net Gain (Loss) on Investment	193	(88,007)	(42,550)	(19,922)
Net Increase (Decrease) in Net Assets Resulting from Operations	(18,561)	(90,638)	(40,178)	(20,630)

Increase (Decrease) in Net Assets from Contract Transactions	(167,163)	183,029	90,396	183,801

Total Increase (Decrease) in Net Assets	(185,724)	92,391	50,218	163,171

Net Assets as of December 31, 2018:	$1,296,275	$1,111,092	$633,083	$331,239

See Accompanying Notes.

(1)	See Footnote 1

16

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	TA Managed Risk - Balanced ETF Service Class Subaccount	TA Managed Risk - Conservative ETF Service Class Subaccount	TA Managed Risk - Growth ETF Service Class Subaccount	TA Market Participation Strategy Service Class Subaccount
Net Assets as of December 31, 2016:	$3,187,688	$2,515,182	$1,540,592	$—

Investment Income:
Reinvested Dividends	53,414	51,186	51,555	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	44,058	38,533	33,070	58

Net Investment Income (Loss)	9,356	12,653	18,485	(58)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	—
Realized Gain (Loss) on Investments	(13,206)	868	(17,052)	1

Net Realized Capital Gains (Losses) on Investments	(13,206)	868	(17,052)	1
Net Change in Unrealized Appreciation (Depreciation)	371,891	247,685	375,270	727

Net Gain (Loss) on Investment	358,685	248,553	358,218	728
Net Increase (Decrease) in Net Assets Resulting from Operations	368,041	261,206	376,703	670

Increase (Decrease) in Net Assets from Contract Transactions	302,825	667,186	1,796,817	19,129

Total Increase (Decrease) in Net Assets	670,866	928,392	2,173,520	19,799

Net Assets as of December 31, 2017:	$3,858,554	$3,443,574	$3,714,112	$19,799

Investment Income:
Reinvested Dividends	70,606	82,902	58,906	74
Investment Expense:
Mortality and Expense Risk and Administrative Charges	55,395	57,572	50,133	272

Net Investment Income (Loss)	15,211	25,330	8,773	(198)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	30,647	—	1,110
Realized Gain (Loss) on Investments	(6,415)	56,340	2,198	8

Net Realized Capital Gains (Losses) on Investments	(6,415)	86,987	2,198	1,118
Net Change in Unrealized Appreciation (Depreciation)	(282,938)	(334,482)	(339,080)	(1,720)

Net Gain (Loss) on Investment	(289,353)	(247,495)	(336,882)	(602)
Net Increase (Decrease) in Net Assets Resulting from Operations	(274,142)	(222,165)	(328,109)	(800)

Increase (Decrease) in Net Assets from Contract Transactions	476,936	976,791	161,349	—

Total Increase (Decrease) in Net Assets	202,794	754,626	(166,760)	(800)

Net Assets as of December 31, 2018:	$4,061,348	$4,198,200	$3,547,352	$18,999

See Accompanying Notes.

(1)	See Footnote 1

17

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	TA Multi-Managed Balanced Service Class Subaccount(1)	TA PIMCO Tactical - Balanced Service Class Subaccount	TA PIMCO Tactical - Conservative Service Class Subaccount	TA PIMCO Tactical - Growth Service Class Subaccount
Net Assets as of December 31, 2016:	$—	$294,237	$726,067	$236,704

Investment Income:
Reinvested Dividends	—	1,369	10,023	1,100
Investment Expense:
Mortality and Expense Risk and Administrative Charges	192	5,966	10,518	3,563

Net Investment Income (Loss)	(192)	(4,597)	(495)	(2,463)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	22,438	24,481	8,656
Realized Gain (Loss) on Investments	5	4,148	9,922	270

Net Realized Capital Gains (Losses) on Investments	5	26,586	34,403	8,926
Net Change in Unrealized Appreciation (Depreciation)	1,977	23,027	32,212	26,498

Net Gain (Loss) on Investment	1,982	49,613	66,615	35,424
Net Increase (Decrease) in Net Assets Resulting from Operations	1,790	45,016	66,120	32,961

Increase (Decrease) in Net Assets from Contract Transactions	69,284	232,074	173,575	12,921

Total Increase (Decrease) in Net Assets	71,074	277,090	239,695	45,882

Net Assets as of December 31, 2017:	$71,074	$571,327	$965,762	$282,586

Investment Income:
Reinvested Dividends	3,035	32,908	38,710	9,657
Investment Expense:
Mortality and Expense Risk and Administrative Charges	2,391	12,162	15,576	4,335

Net Investment Income (Loss)	644	20,746	23,134	5,322
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	9,957	75,310	73,337	31,283
Realized Gain (Loss) on Investments	(3,808)	(2,347)	12,070	2,345

Net Realized Capital Gains (Losses) on Investments	6,149	72,963	85,407	33,628
Net Change in Unrealized Appreciation (Depreciation)	(18,915)	(173,510)	(178,225)	(74,080)

Net Gain (Loss) on Investment	(12,766)	(100,547)	(92,818)	(40,452)
Net Increase (Decrease) in Net Assets Resulting from Operations	(12,122)	(79,801)	(69,684)	(35,130)

Increase (Decrease) in Net Assets from Contract Transactions	128,211	434,411	102,514	93,640

Total Increase (Decrease) in Net Assets	116,089	354,610	32,830	58,510

Net Assets as of December 31, 2018:	$187,163	$925,937	$998,592	$341,096

See Accompanying Notes.

(1)	See Footnote 1

18

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	TA QS Investors Active Asset Allocation - Conservative Service Class Subaccount	TA QS Investors Active Asset Allocation - Moderate Service Class Subaccount	TA QS Investors Active Asset Allocation - Moderate Growth Service Class Subaccount	TA Small/Mid Cap Value Service Class Subaccount
Net Assets as of December 31, 2016:	$2,755,207	$1,215,500	$1,413,204	$41,318,344

Investment Income:
Reinvested Dividends	52,217	19,735	20,624	364,700
Investment Expense:
Mortality and Expense Risk and Administrative Charges	39,652	19,252	21,464	571,267

Net Investment Income (Loss)	12,565	483	(840)	(206,567)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	3,441,853
Realized Gain (Loss) on Investments	(239)	(6,520)	(189)	493,619

Net Realized Capital Gains (Losses) on Investments	(239)	(6,520)	(189)	3,935,472
Net Change in Unrealized Appreciation (Depreciation)	272,955	194,484	273,749	1,179,344

Net Gain (Loss) on Investment	272,716	187,964	273,560	5,114,816
Net Increase (Decrease) in Net Assets Resulting from Operations	285,281	188,447	272,720	4,908,249

Increase (Decrease) in Net Assets from Contract Transactions	112,634	916,513	96,281	(6,937,807)

Total Increase (Decrease) in Net Assets	397,915	1,104,960	369,001	(2,029,558)

Net Assets as of December 31, 2017:	$3,153,122	$2,320,460	$1,782,205	$39,288,786

Investment Income:
Reinvested Dividends	51,106	40,975	26,656	242,958
Investment Expense:
Mortality and Expense Risk and Administrative Charges	42,539	36,288	26,360	550,714

Net Investment Income (Loss)	8,567	4,687	296	(307,756)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	3,596,150
Realized Gain (Loss) on Investments	4,970	5,407	258	253,942

Net Realized Capital Gains (Losses) on Investments	4,970	5,407	258	3,850,092
Net Change in Unrealized Appreciation (Depreciation)	(146,442)	(165,798)	(146,799)	(7,947,664)

Net Gain (Loss) on Investment	(141,472)	(160,391)	(146,541)	(4,097,572)
Net Increase (Decrease) in Net Assets Resulting from Operations	(132,905)	(155,704)	(146,245)	(4,405,328)

Increase (Decrease) in Net Assets from Contract Transactions	50,969	1,136,113	(26,381)	(3,455,790)

Total Increase (Decrease) in Net Assets	(81,936)	980,409	(172,626)	(7,861,118)

Net Assets as of December 31, 2018:	$3,071,186	$3,300,869	$1,609,579	$31,427,668

See Accompanying Notes.

(1)	See Footnote 1

19

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	TA T. Rowe Price Small Cap Initial Class Subaccount(1)	TA TS&W International Equity Service Class Subaccount(1)	TA WMC US Growth Service Class Subaccount	Wanger International Subaccount	Wanger USA Subaccount
Net Assets as of December 31, 2016:	$—	$—	$37,699,150	$27,752,368	$14,459,263

Investment Income:
Reinvested Dividends	—	—	80,080	362,644	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	60,911	22,692	626,563	457,221	206,586

Net Investment Income (Loss)	(60,911)	(22,692)	(546,483)	(94,577)	(206,586)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	932,222	227,146	2,234,023
Realized Gain (Loss) on Investments	57,500	5,519	1,336,985	(1,979,093)	(878,133)

Net Realized Capital Gains (Losses) on Investments	57,500	5,519	2,269,207	(1,751,947)	1,355,890
Net Change in Unrealized Appreciation (Depreciation)	1,275,844	321,928	8,750,681	10,171,850	1,131,968

Net Gain (Loss) on Investment	1,333,344	327,447	11,019,888	8,419,903	2,487,858
Net Increase (Decrease) in Net Assets Resulting from Operations	1,272,433	304,755	10,473,405	8,325,326	2,281,272

Increase (Decrease) in Net Assets from Contract Transactions	9,801,516	4,548,921	2,916,023	(5,199,626)	(3,341,582)

Total Increase (Decrease) in Net Assets	11,073,949	4,853,676	13,389,428	3,125,700	(1,060,310)

Net Assets as of December 31, 2017:	$11,073,949	$4,853,676	$51,088,578	$30,878,068	$13,398,953

Investment Income:
Reinvested Dividends	—	63,735	127,503	555,909	11,977
Investment Expense:
Mortality and Expense Risk and Administrative Charges	171,285	51,846	663,271	423,183	202,380

Net Investment Income (Loss)	(171,285)	11,889	(535,768)	132,726	(190,403)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	560,619	—	3,915,151	3,090,812	3,183,348
Realized Gain (Loss) on Investments	298,827	88,070	3,160,471	(999,986)	(1,164,803)

Net Realized Capital Gains (Losses) on Investments	859,446	88,070	7,075,622	2,090,826	2,018,545
Net Change in Unrealized Appreciation (Depreciation)	(1,465,802)	(673,306)	(5,971,976)	(7,691,110)	(1,885,902)

Net Gain (Loss) on Investment	(606,356)	(585,236)	1,103,646	(5,600,284)	132,643
Net Increase (Decrease) in Net Assets Resulting from Operations	(777,641)	(573,347)	567,878	(5,467,558)	(57,760)

Increase (Decrease) in Net Assets from Contract Transactions	(884,974)	(1,804,786)	(11,698,760)	(922,826)	(1,938,309)

Total Increase (Decrease) in Net Assets	(1,662,615)	(2,378,133)	(11,130,882)	(6,390,384)	(1,996,069)

Net Assets as of December 31, 2018:	$9,411,334	$2,475,543	$39,957,696	$24,487,684	$11,402,884

See Accompanying Notes.

(1)	See Footnote 1

20

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

1. Organization

Merrill Lynch Life Variable Annuity Separate Account A (the Separate Account) is a segregated investment account of Transamerica Advisors Life Insurance Company (TALIC), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. TALIC and the Separate Account are regulated by the Securities and Exchange Commission. The assets and liabilities of the Separate Account are clearly identified and distinguished from TALIC’s other assets and liabilities. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of Merrill Lynch Investor Choice Annuity®, Merrill Lynch Retirement Plus®, Merrill Lynch Retirement Power®, and Merrill Lynch Retirement Optimizer.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
AB Variable Products Series Fund, Inc.	AB Variable Products Series Fund, Inc.
AB Global Thematic Growth Class A Shares	AB Global Thematic Growth Portfolio Class A Shares
AB Growth and Income Class A Shares	AB Growth and Income Portfolio Class A Shares
AB International Value Class A Shares	AB International Value Portfolio Class A Shares
AB Large Cap Growth Class A Shares	AB Large Cap Growth Portfolio Class A Shares
AB Small/Mid Cap Value Class A Shares	AB Small/Mid Cap Value Portfolio Class A Shares
AB Value Class A Shares	AB Value Portfolio Class A Shares
American Century Variable Series Funds, Inc.	American Century Variable Series Funds, Inc.
American Century VP Ultra® Class I Shares	American Century VP Ultra® Fund Class I Shares
American Funds Insurance Series ®	American Funds Insurance Series ®
American Funds—Asset Allocation Class 2 Shares	American Funds—Asset Allocation Fund Class 2 Shares
American Funds—Bond Class 2 Shares	American Funds—Bond Fund Class 2 Shares
American Funds—Growth Class 2 Shares	American Funds—Growth Fund Class 2 Shares
American Funds—Growth-Income Class 2 Shares	American Funds—Growth-Income Fund Class 2 Shares
American Funds—International Class 2 Shares	American Funds—International Fund Class 2 Shares
BlackRock Funds, Inc.	BlackRock Funds, Inc.
BlackRock Advantage Large Cap Core V.I. Class I Shares	BlackRock Advantage Large Cap Core V.I. Fund Class I Shares
BlackRock Advantage Large Cap Value V.I. Class I Shares	BlackRock Advantage Large Cap Value V.I. Fund Class I Shares
BlackRock Advantage U.S. Total Market V.I. Class I Shares	BlackRock Advantage U.S. Total Market V.I. Fund Class I Shares
BlackRock Basic Value V.I. Class I Shares	BlackRock Basic Value V.I. Fund Class I
BlackRock Capital Appreciation V.I. Class I Shares	BlackRock Capital Appreciation V.I. Fund Class I
BlackRock Equity Dividend V.I. Class I Shares	BlackRock Equity Dividend V.I. Fund Class I Shares
BlackRock Global Allocation V.I. Class I Shares	BlackRock Global Allocation V.I. Fund Class I Shares
BlackRock Government Money Market V.I. Class I Shares	BlackRock Government Money Markety V.I. Fund Class I Shares
BlackRock High Yield V.I. Class I Shares	BlackRock High Yield V.I. Fund Class I Shares
BlackRock International V.I. Class I Shares	BlackRock International V.I. Fund Class I Shares
BlackRock Large Cap Focus Growth V.I. Class I Shares	BlackRock Large Cap Focus Growth V.I. Fund Class I Shares
BlackRock Managed Volatility V.I. Class I Shares	BlackRock Managed Volatility V.I. Fund Class I Shares
BlackRock S&P 500 Index V.I. Class I Shares	BlackRock S&P 500 Index V.I. Fund Class I Shares
BlackRock Total Return V.I. Class I Shares	BlackRock Total Return V.I. Fund Class I

21

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

1. Organization (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
BlackRock Funds, Inc.	BlackRock Funds, Inc.
BlackRock U.S. Government Bond V.I. Class I Shares	BlackRock U.S. Government Bond V.I. Fund Class I Shares
Davis Variable Account Fund, Inc.	Davis Variable Account Fund, Inc.
Davis Value	Davis Value Portfolio
Eaton Vance Variable Trust	Eaton Vance Variable Trust
Eaton Vance VT Floating-Rate Income	Eaton Vance VT Floating-Rate Income Fund
Federated Insurance Series	Federated Insurance Series
Federated Kaufmann II Primary Shares	Federated Kaufmann II Fund Primary Shares
Federated Managed Volatility II Primary Shares	Federated Managed Volatility II Fund Primary Shares
Franklin Templeton Variable Insurance Products Trust	Franklin Templeton Variable Insurance Products Trust
Franklin Templeton Foreign Class 2 Shares	Franklin Templeton Foreign Fund Class 2
Franklin Templeton Growth Class 2 Shares	Franklin Templeton Growth Fund Class 2
AIM Variable Insurance Funds—(Invesco Variable Insurance)	AIM Variable Insurance Funds—(Invesco Variable Insurance)
Invesco V.I. American Franchise Series I Shares	Invesco V.I. American Franchise Fund Series I Shares
Invesco V.I. Comstock Series I Shares	Invesco V.I. Comstock Fund Series I Shares
Invesco V.I. Core Equity Series I Shares	Invesco V.I. Core Equity Fund Series I Shares
Invesco V.I. International Growth Series I Shares	Invesco V.I. International Growth Fund Series I Shares
Invesco V.I. Mid Cap Core Equity Series I Shares	Invesco V.I. Mid Cap Core Equity Fund Series I Shares
Invesco V.I. Value Opportunities Series I Shares	Invesco V.I. Value Opportunities Fund Series I Shares
Janus Aspen Series	Janus Aspen Series
Janus Henderson—Enterprise Service Shares	Janus Henderson—Enterprise Portfolio Service Shares
Janus Henderson—Forty Service Shares	Janus Henderson—Forty Portfolio Service Shares
MFS® Variable Insurance Trust	MFS® Variable Insurance Trust
MFS® Growth Initial Class	MFS® Growth Series Initial Class
Oppenheimer Variable Account Funds	Oppenheimer Variable Account Funds
Oppenheimer Main Street® Service Shares	Oppenheimer Main Street Service Fund®/VA Class
PIMCO Variable Insurance Trust	PIMCO Variable Insurance Trust
PIMCO CommodityRealReturn® Strategy Administrative Class	PIMCO CommodityRealReturn® Strategy Administrative Portfolio Class
PIMCO Low Duration Administrative Class	PIMCO Low Duration Administrative Portfolio Class
PIMCO Real Return Administrative Class	PIMCO Real Return Administrative Portfolio Class
PIMCO Total Return Administrative Class	PIMCO Total Return Administrative Portfolio Class
Pioneer Variable Contracts Trust	Pioneer Variable Contracts Trust
Pioneer High Yield VCT Class II Shares	Pioneer High Yield VCT Portfolio Class II Shares
Pioneer Variable Contracts Trust	Pioneer Variable Contracts Trust
Pioneer Real Estate Shares VCT Class II Shares	Pioneer Real Estate Shares VCT Portfolio Class II Shares
Transamerica Series Trust	Transamerica Series Trust
TA Barrow Hanley Dividend Focused Service Class	Transamerica Barrow Hanley Dividend Focused VP Service Class
TA BlackRock Global Allocation Service Class	Transamerica BlackRock Global Allocation VP Service Class
TA BlackRock Smart Beta 40 Service Class	Transamerica BlackRock Smart Beta 40 VP Service Class
TA Greystone International Growth Initial Class	Transamerica Greystone International Growth VP Initial Class
TA Janus Balanced Service Class	Transamerica Janus Balanced VP Service Class
TA Janus Mid-Cap Growth Service Class	Transamerica Janus Mid-Cap Growth VP Service Class
TA Jennison Growth Initial Class	Transamerica Jennison Growth VP Initial Class

22

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

1. Organization (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Transamerica Series Trust	Transamerica Series Trust
TA JPMorgan Enhanced Index Initial Class	Transamerica JPMorgan Enhanced Index VP Initial Class
TA Legg Mason Dynamic Allocation—Balanced Service Class	Transamerica Legg Mason Dynamic Allocation—Balanced VP Service Class
TA Legg Mason Dynamic Allocation—Growth Service Class	Transamerica Legg Mason Dynamic Allocation—Growth VP Service Class
TA Managed Risk—Balanced ETF Service Class	Transamerica Managed Risk—Balanced ETF VP Service Class
TA Managed Risk—Conservative ETF Service Class	Transamerica Managed Risk—Conservative ETF VP Service Class
TA Managed Risk—Growth ETF Service Class	Transamerica Managed Risk—Growth ETF VP Service Class
TA Market Participation Strategy Service Class	Transamerica Market Paticipation Strategy VP Service Class
TA Multi-Managed Balanced Service Class	Transamerica Multi-Managed Balanced VP Service Class
TA PIMCO Tactical—Balanced Service Class	Transamerica PIMCO Tactical—Balanced VP Service Class
TA PIMCO Tactical—Conservative Service Class	Transamerica PIMCO Tactical—Conservative VP Service Class
TA PIMCO Tactical—Growth Service Class	Transamerica PIMCO Tactical—Growth VP Service Class
TA QS Investors Active Asset Allocation—Conservative Service Class	Transamerica QS Investors Active Asset Allocation—Conservative VP Service Class
TA QS Investors Active Asset Allocation—Moderate Service Class	Transamerica QS Investors Active Asset Allocation—Moderate VP Service Class
TA QS Investors Active Asset Allocation—Moderate Growth Service Class	Transamerica QS Investors Active Asset Allocation—Moderate Growth VP Service Class
TA Small/Mid Cap Value Service Class	Transamerica Small/Mid Cap Value VP Service Class
TA T. Rowe Price Small Cap Initial Class	Transamerica T. Rowe Price Small Cap VP Initial Class
TA TS&W International Equity Service Class	Transamerica TS&W International Equity VP Service Class
TA WMC US Growth Service Class	Transamerica WMC US Growth VP Service Class
Wanger Advisors Trust	Wanger Advisors Trust
Wanger International	Wanger International
Wanger USA	Wanger USA

Each period reported on reflects a full twelve month period except as follows:

Subaccount	Inception Date
Federated Managed Volatility II Primary Shares	August 17, 2018
TA Greystone International Growth Initial Class	August 18, 2017
TA Jennison Growth Initial Class	August 18, 2017
TA JPMorgan Enhanced Index Initial Class	August 18, 2017
TA T. Rowe Price Small Cap Initial Class	August 18, 2017
TA TS&W International Equity Service Class	August 18, 2017
TA BlackRock Global Allocation Service Class	March 27, 2017
TA Janus Balanced Service Class	March 27, 2017
TA Multi-Managed Balanced Service Class	March 27, 2017
TA Barrow Hanley Dividend Focused Service Class	February 5, 2014

23

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

1. Organization (continued)

The following subaccount name changes were made effective during the fiscal year ended December 31, 2018:

Subaccount	Formerly
TA BlackRock Smart Beta 40 Service Class	TA AB Dynamic Allocation Service Class
TA Greystone International Growth Initial Class	TA MFS International Equity Initial Class

During the current year the following subaccounts were liquidated and subsequently reinvested:

Reinvested Subaccount	Liquidated Subaccount
Federated Managed Volatility II Primary Shares	Federated Managed Tail Risk II Primary Shares

24

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

2. Summary of Significant Accounting Policies

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable annuity separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2018.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon published closing NAV per share and therefore are considered Level 1.

There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2018.

25

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

3. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2018 were as follows:

Subaccount	Purchases	Sales
AB Global Thematic Growth Class A Shares	$1,168,369	$1,292,080
AB Growth and Income Class A Shares	1,484,884	2,004,557
AB International Value Class A Shares	390,497	670,969
AB Large Cap Growth Class A Shares	10,392,127	13,244,209
AB Small/Mid Cap Value Class A Shares	790,575	942,680
AB Value Class A Shares	124,192	309,048
American Century VP Ultra® Class I Shares	1,785,003	1,920,388
American Funds—Asset Allocation Class 2 Shares	2,626,165	2,894,966
American Funds—Bond Class 2 Shares	1,506,455	1,540,159
American Funds—Growth Class 2 Shares	5,881,035	8,979,944
American Funds—Growth-Income Class 2 Shares	3,553,094	5,899,514
American Funds—International Class 2 Shares	10,260,986	12,095,516
BlackRock Advantage Large Cap Core V.I. Class I Shares	22,664,837	24,898,806
BlackRock Advantage Large Cap Value V.I. Class I Shares	10,477,356	13,562,324
BlackRock Advantage U.S. Total Market V.I. Class I Shares	15,755,571	21,742,110
BlackRock Basic Value V.I. Class I Shares	27,947,555	32,920,368
BlackRock Capital Appreciation V.I. Class I Shares	40,482,664	30,155,602
BlackRock Equity Dividend V.I. Class I Shares	1,243,321	2,284,030
BlackRock Global Allocation V.I. Class I Shares	21,147,217	64,389,206
BlackRock Government Money Market V.I. Class I Shares	40,655,040	34,658,484
BlackRock High Yield V.I. Class I Shares	6,820,268	16,423,854
BlackRock International V.I. Class I Shares	6,890,371	12,236,214
BlackRock Large Cap Focus Growth V.I. Class I Shares	9,905,554	14,326,956
BlackRock Managed Volatility V.I. Class I Shares	579,800	2,041,327
BlackRock S&P 500 Index V.I. Class I Shares	17,185,673	26,484,471
BlackRock Total Return V.I. Class I Shares	12,973,374	26,455,085
BlackRock U.S. Government Bond V.I. Class I Shares	3,455,638	11,766,783
Davis Value	15,930,741	11,945,408
Eaton Vance VT Floating-Rate Income	1,159,611	755,053
Federated Kaufmann II Primary Shares	5,121,420	4,651,414
Federated Managed Volatility II Primary Shares	2,316,224	97,290
Franklin Templeton Foreign Class 2 Shares	57,401	252,356
Franklin Templeton Growth Class 2 Shares	313,833	320,855
Invesco V.I. American Franchise Series I Shares	1,392,378	2,524,333
Invesco V.I. Comstock Series I Shares	13,616,332	18,087,047
Invesco V.I. Core Equity Series I Shares	4,666,191	7,899,528

26

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

3. Investments (continued)

Subaccount	Purchases	Sales
Invesco V.I. International Growth Series I Shares	$755,814	$949,566
Invesco V.I. Mid Cap Core Equity Series I Shares	794,143	603,057
Invesco V.I. Value Opportunities Series I Shares	30,267	7,767
Janus Henderson—Enterprise Service Shares	63,192	53,445
Janus Henderson—Forty Service Shares	1,492,822	1,533,943
MFS® Growth Initial Class	10,094,018	11,848,234
Oppenheimer Main Street® Service Shares	271,311	86,894
PIMCO CommodityRealReturn® Strategy Administrative Class	1,031,224	1,628,863
PIMCO Low Duration Administrative Class	6,425,655	12,748,846
PIMCO Real Return Administrative Class	3,094,036	6,410,195
PIMCO Total Return Administrative Class	16,372,417	35,569,953
Pioneer High Yield VCT Class II Shares	412,841	631,084
Pioneer Real Estate Shares VCT Class II Shares	457,376	926,471
TA Barrow Hanley Dividend Focused Service Class	5,854,386	9,232,004
TA BlackRock Global Allocation Service Class	127,322	1,088
TA BlackRock Smart Beta 40 Service Class	36,449	70,663
TA Greystone International Growth Initial Class	1,679,081	5,003,649
TA Janus Balanced Service Class	1,309,189	71,343
TA Janus Mid-Cap Growth Service Class	2,089,199	5,806,767
TA Jennison Growth Initial Class	477,329	515,452
TA JPMorgan Enhanced Index Initial Class	352,456	116,361
TA Legg Mason Dynamic Allocation—Balanced Service Class	348,443	255,674
TA Legg Mason Dynamic Allocation—Growth Service Class	224,306	41,214
TA Managed Risk—Balanced ETF Service Class	1,094,409	602,261
TA Managed Risk—Conservative ETF Service Class	1,915,165	882,398
TA Managed Risk—Growth ETF Service Class	399,990	229,870
TA Market Participation Strategy Service Class	1,184	272
TA Multi-Managed Balanced Service Class	192,007	53,195
TA PIMCO Tactical—Balanced Service Class	572,845	42,378
TA PIMCO Tactical—Conservative Service Class	506,216	307,231
TA PIMCO Tactical—Growth Service Class	182,343	52,098
TA QS Investors Active Asset Allocation—Conservative Service Class	190,025	130,490
TA QS Investors Active Asset Allocation—Moderate Service Class	1,385,186	244,386
TA QS Investors Active Asset Allocation—Moderate Growth Service Class	443,050	469,135
TA Small/Mid Cap Value Service Class	6,830,187	6,997,582
TA T. Rowe Price Small Cap Initial Class	1,379,523	1,875,160

27

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

3. Investments (continued)

Subaccount	Purchases	Sales
TA TS&W International Equity Service Class	$497,619	$2,290,517
TA WMC US Growth Service Class	7,112,677	15,432,059
Wanger International	7,730,822	5,430,108
Wanger USA	4,180,516	3,125,880

28

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

4. Change in Units

The change in units outstanding were as follows:

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
AB Global Thematic Growth Class A Shares	98,115	(103,160)	(5,045)	158,524	(59,289)	99,235
AB Growth and Income Class A Shares	23,952	(75,262)	(51,310)	9,942	(68,207)	(58,265)
AB International Value Class A Shares	49,343	(85,015)	(35,672)	54,949	(37,083)	17,866
AB Large Cap Growth Class A Shares	15,519	(300,898)	(285,379)	51,000	(363,180)	(312,180)
AB Small/Mid Cap Value Class A Shares	13,935	(29,758)	(15,823)	29,930	(41,104)	(11,174)
AB Value Class A Shares	6,407	(16,807)	(10,400)	13,826	(23,156)	(9,330)
American Century VP Ultra® Class I Shares	35,405	(67,812)	(32,407)	83,010	(40,035)	42,975
American Funds—Asset Allocation Class 2 Shares	87,035	(122,530)	(35,495)	31,675	(66,201)	(34,526)
American Funds—Bond Class 2 Shares	113,163	(121,378)	(8,215)	114,751	(184,034)	(69,283)
American Funds—Growth Class 2 Shares	76,059	(278,432)	(202,373)	121,534	(316,096)	(194,562)
American Funds—Growth-Income Class 2 Shares	78,024	(223,907)	(145,883)	61,578	(135,085)	(73,507)
American Funds—International Class 2 Shares	286,243	(518,211)	(231,968)	267,545	(892,739)	(625,194)
BlackRock Advantage Large Cap Core V.I. Class I Shares	37,840	(360,743)	(322,903)	39,426	(405,034)	(365,608)
BlackRock Advantage Large Cap Value V.I. Class I Shares	68,206	(463,211)	(395,005)	143,742	(386,603)	(242,861)
BlackRock Advantage U.S. Total Market V.I. Class I Shares	51,854	(262,787)	(210,933)	39,577	(251,635)	(212,058)
BlackRock Basic Value V.I. Class I Shares	153,701	(648,735)	(495,034)	205,048	(735,112)	(530,064)
BlackRock Capital Appreciation V.I. Class I Shares	240,792	(1,218,014)	(977,222)	190,968	(1,148,740)	(957,772)
BlackRock Equity Dividend V.I. Class I Shares	4,922	(36,374)	(31,452)	3,581	(43,269)	(39,688)
BlackRock Global Allocation V.I. Class I Shares	163,684	(1,766,600)	(1,602,916)	187,998	(1,672,286)	(1,484,288)
BlackRock Government Money Market V.I. Class I Shares	3,242,097	(2,823,977)	418,120	1,845,589	(2,520,912)	(675,323)
BlackRock High Yield V.I. Class I Shares	91,809	(484,230)	(392,421)	139,692	(428,984)	(289,292)
BlackRock International V.I. Class I Shares	160,770	(552,123)	(391,353)	248,956	(428,801)	(179,845)
BlackRock Large Cap Focus Growth V.I. Class I Shares	87,652	(517,073)	(429,421)	108,328	(532,695)	(424,367)
BlackRock Managed Volatility V.I. Class I Shares	11,429	(71,895)	(60,466)	21,730	(89,102)	(67,372)
BlackRock S&P 500 Index V.I. Class I Shares	339,607	(722,082)	(382,475)	367,748	(750,240)	(382,492)
BlackRock Total Return V.I. Class I Shares	558,027	(1,391,533)	(833,506)	541,636	(909,157)	(367,521)
BlackRock U.S. Government Bond V.I. Class I Shares	134,547	(581,480)	(446,933)	117,944	(452,191)	(334,247)

29

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

4. Change in Units (continued)

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
Davis Value	189,802	(501,792)	(311,990)	101,786	(485,810)	(384,024)
Eaton Vance VT Floating-Rate Income	74,736	(51,415)	23,321	100,351	(93,004)	7,347
Federated Kaufmann II Primary Shares	97,881	(137,817)	(39,936)	70,445	(165,603)	(95,158)
Federated Managed Volatility II Primary Shares	228,849	(8,845)	220,004	—	—	—
Franklin Templeton Foreign Class 2 Shares	—	(13,478)	(13,478)	3,676	(33,001)	(29,325)
Franklin Templeton Growth Class 2 Shares	6,350	(17,048)	(10,698)	7,136	(19,689)	(12,553)
Invesco V.I. American Franchise Series I Shares	6,418	(119,110)	(112,692)	37,648	(188,598)	(150,950)
Invesco V.I. Comstock Series I Shares	198,511	(712,470)	(513,959)	168,662	(667,624)	(498,962)
Invesco V.I. Core Equity Series I Shares	82,422	(389,354)	(306,932)	47,967	(335,453)	(287,486)
Invesco V.I. International Growth Series I Shares	39,028	(59,157)	(20,129)	12,918	(94,390)	(81,472)
Invesco V.I. Mid Cap Core Equity Series I Shares	17,677	(26,616)	(8,939)	10,575	(39,780)	(29,205)
Invesco V.I. Value Opportunities Series I Shares	—	(219)	(219)	—	(742)	(742)
Janus Henderson—Enterprise Service Shares	1,281	(1,671)	(390)	3,501	(10,224)	(6,723)
Janus Henderson—Forty Service Shares	20,938	(54,297)	(33,359)	65,589	(79,218)	(13,629)
MFS® Growth Initial Class	131,589	(310,406)	(178,817)	81,611	(311,540)	(229,929)
Oppenheimer Main Street® Service Shares	7,172	(3,302)	3,870	2,866	(2,385)	481
PIMCO CommodityRealReturn® Strategy Administrative Class	136,216	(232,832)	(96,616)	206,850	(221,527)	(14,677)
PIMCO Low Duration Administrative Class	465,678	(1,020,481)	(554,803)	584,203	(650,645)	(66,442)
PIMCO Real Return Administrative Class	174,379	(446,655)	(272,276)	276,315	(384,692)	(108,377)
PIMCO Total Return Administrative Class	589,365	(1,980,839)	(1,391,474)	804,267	(1,771,524)	(967,257)
Pioneer High Yield VCT Class II Shares	16,626	(33,895)	(17,269)	53,470	(29,842)	23,628
Pioneer Real Estate Shares VCT Class II Shares	11,731	(51,836)	(40,105)	23,505	(36,154)	(12,649)
TA Barrow Hanley Dividend Focused Service Class	383,516	(622,068)	(238,552)	100,451	(883,508)	(783,057)
TA BlackRock Global Allocation Service Class	12,010	(15)	11,995	3,209	(542)	2,667
TA BlackRock Smart Beta 40 Service Class	2,462	(5,650)	(3,188)	2,810	(4,660)	(1,850)
TA Greystone International Growth Initial Class	121,839	(469,785)	(347,946)	3,084,422	(128,436)	2,955,986
TA Janus Balanced Service Class	113,964	(5,697)	108,267	36,353	(12,201)	24,152

30

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

4. Change in Units (continued)

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
TA Janus Mid-Cap Growth Service Class	68,014	(315,500)	(247,486)	35,371	(379,495)	(344,124)
TA Jennison Growth Initial Class	28,517	(42,835)	(14,318)	146,707	(11,494)	135,213
TA JPMorgan Enhanced Index Initial Class	25,588	(9,085)	16,503	95,492	(1,550)	93,942
TA Legg Mason Dynamic Allocation—Balanced Service Class	27,827	(21,108)	6,719	12,651	(32,314)	(19,663)
TA Legg Mason Dynamic Allocation—Growth Service Class	17,473	(3,046)	14,427	3,606	(74)	3,532
TA Managed Risk—Balanced ETF Service Class	79,491	(44,202)	35,289	47,321	(24,733)	22,588
TA Managed Risk—Conservative ETF Service Class	146,390	(67,895)	78,495	99,092	(43,438)	55,654
TA Managed Risk—Growth ETF Service Class	24,104	(12,895)	11,209	159,303	(24,393)	134,910
TA Market Participation Strategy Service Class	—	—	—	1,551	—	1,551
TA Multi-Managed Balanced Service Class	16,463	(4,810)	11,653	6,562	(7)	6,555
TA PIMCO Tactical—Balanced Service Class	36,406	(2,471)	33,935	28,489	(9,390)	19,099
TA PIMCO Tactical—Conservative Service Class	32,166	(24,005)	8,161	23,637	(9,558)	14,079
TA PIMCO Tactical—Growth Service Class	10,556	(3,666)	6,890	2,743	(1,662)	1,081
TA QS Investors Active Asset Allocation—Conservative Service Class	11,855	(7,403)	4,452	13,661	(3,790)	9,871
TA QS Investors Active Asset Allocation—Moderate Service Class	111,534	(17,122)	94,412	86,080	(10,620)	75,460
TA QS Investors Active Asset Allocation—Moderate Growth Service Class	31,476	(35,064)	(3,588)	9,515	(1,580)	7,935
TA Small/Mid Cap Value Service Class	153,239	(300,998)	(147,759)	95,503	(448,795)	(353,292)
TA T. Rowe Price Small Cap Initial Class	74,340	(145,384)	(71,044)	1,067,646	(68,563)	999,083
TA TS&W International Equity Service Class	42,124	(218,334)	(176,210)	472,013	(15,902)	456,111
TA WMC US Growth Service Class	170,133	(749,880)	(579,747)	736,060	(560,211)	175,849
Wanger International	287,972	(331,004)	(43,032)	237,552	(585,146)	(347,594)
Wanger USA	36,077	(95,959)	(59,882)	8,456	(140,213)	(131,757)

31

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
AB Global Thematic Growth Class A Shares	$1,182,727	$(1,206,319)	$(23,592)	$1,765,057	$(612,254)	$1,152,803
AB Growth and Income Class A Shares	589,748	(1,892,312)	(1,302,564)	221,435	(1,516,455)	(1,295,020)
AB International Value Class A Shares	361,558	(641,781)	(280,223)	420,052	(273,265)	146,787
AB Large Cap Growth Class A Shares	609,570	(12,078,251)	(11,468,681)	1,667,878	(11,601,306)	(9,933,428)
AB Small/Mid Cap Value Class A Shares	397,187	(877,880)	(480,693)	793,973	(1,085,387)	(291,414)
AB Value Class A Shares	111,444	(293,642)	(182,198)	232,993	(376,223)	(143,230)
American Century VP Ultra® Class I Shares	968,214	(1,818,186)	(849,972)	1,922,578	(899,818)	1,022,760
American Funds—Asset Allocation Class 2 Shares	1,888,532	(2,709,408)	(820,876)	649,275	(1,360,601)	(711,326)
American Funds—Bond Class 2 Shares	1,351,228	(1,447,593)	(96,365)	1,411,284	(2,247,784)	(836,500)
American Funds—Growth Class 2 Shares	2,284,861	(8,446,315)	(6,161,454)	3,086,821	(8,093,626)	(5,006,805)
American Funds—Growth-Income Class 2 Shares	1,924,408	(5,593,899)	(3,669,491)	1,345,289	(2,941,507)	(1,596,218)
American Funds—International Class 2 Shares	6,000,985	(11,081,595)	(5,080,610)	4,844,069	(17,433,397)	(12,589,328)
BlackRock Advantage Large Cap Core V.I. Class I Shares	1,858,892	(22,980,418)	(21,121,526)	1,653,805	(21,877,908)	(20,224,103)
BlackRock Advantage Large Cap Value V.I. Class I Shares	1,795,478	(12,678,468)	(10,882,990)	3,327,550	(9,531,790)	(6,204,240)
BlackRock Advantage U.S. Total Market V.I. Class I Shares	2,851,295	(20,146,715)	(17,295,420)	1,900,526	(16,476,425)	(14,575,899)
BlackRock Basic Value V.I. Class I Shares	4,876,606	(30,451,599)	(25,574,993)	5,921,975	(30,395,351)	(24,473,376)
BlackRock Capital Appreciation V.I. Class I Shares	5,492,701	(28,467,952)	(22,975,251)	3,630,358	(21,952,176)	(18,321,818)
BlackRock Equity Dividend V.I. Class I Shares	287,822	(2,139,863)	(1,852,041)	192,702	(2,385,011)	(2,192,309)
BlackRock Global Allocation V.I. Class I Shares	4,602,728	(59,657,009)	(55,054,281)	4,919,692	(53,502,981)	(48,583,289)
BlackRock Government Money Market V.I. Class I Shares	39,568,541	(33,755,904)	5,812,637	20,796,092	(29,965,676)	(9,169,584)
BlackRock High Yield V.I. Class I Shares	2,347,689	(15,374,429)	(13,026,740)	3,388,245	(13,493,454)	(10,105,209)
BlackRock International V.I. Class I Shares	3,184,844	(11,386,601)	(8,201,757)	4,705,048	(8,347,917)	(3,642,869)
BlackRock Large Cap Focus Growth V.I. Class I Shares	2,305,405	(13,391,842)	(11,086,437)	2,358,810	(11,383,070)	(9,024,260)
BlackRock Managed Volatility V.I. Class I Shares	302,424	(1,904,219)	(1,601,795)	561,710	(2,302,977)	(1,741,267)
BlackRock S&P 500 Index V.I. Class I Shares	10,331,218	(24,845,181)	(14,513,963)	9,983,769	(22,733,707)	(12,749,938)
BlackRock Total Return V.I. Class I Shares	9,660,826	(24,841,775)	(15,180,949)	8,596,627	(16,428,797)	(7,832,170)
BlackRock U.S. Government Bond V.I. Class I Shares	2,358,506	(11,075,578)	(8,717,072)	2,068,690	(8,735,273)	(6,666,583)

32

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
Davis Value	$4,096,479	$(11,103,472)	$(7,006,993)	$2,058,403	$(9,681,862)	$(7,623,459)
Eaton Vance VT Floating-Rate Income	1,038,945	(713,305)	325,640	1,370,844	(1,266,013)	104,831
Federated Kaufmann II Primary Shares	3,120,355	(4,317,216)	(1,196,861)	1,811,758	(4,222,930)	(2,411,172)
Federated Managed Volatility II Primary Shares	2,316,515	(86,281)	2,230,234	—	—	—
Franklin Templeton Foreign Class 2 Shares	—	(222,581)	(222,581)	59,837	(547,549)	(487,712)
Franklin Templeton Growth Class 2 Shares	114,067	(296,247)	(182,180)	116,688	(323,335)	(206,647)
Invesco V.I. American Franchise Series I Shares	130,549	(2,246,346)	(2,115,797)	646,271	(3,084,319)	(2,438,048)
Invesco V.I. Comstock Series I Shares	4,414,449	(17,029,478)	(12,615,029)	3,579,225	(14,259,496)	(10,680,271)
Invesco V.I. Core Equity Series I Shares	1,561,881	(7,374,161)	(5,812,280)	859,817	(6,072,246)	(5,212,429)
Invesco V.I. International Growth Series I Shares	544,204	(830,364)	(286,160)	186,101	(1,330,193)	(1,144,092)
Invesco V.I. Mid Cap Core Equity Series I Shares	369,939	(563,555)	(193,616)	213,301	(808,591)	(595,290)
Invesco V.I. Value Opportunities Series I Shares	—	(3,623)	(3,623)	—	(11,587)	(11,587)
Janus Henderson—Enterprise Service Shares	35,653	(45,853)	(10,200)	84,340	(237,689)	(153,349)
Janus Henderson—Forty Service Shares	562,290	(1,441,994)	(879,704)	1,457,638	(1,777,591)	(319,953)
MFS® Growth Initial Class	5,016,007	(11,015,689)	(5,999,682)	2,539,376	(8,470,848)	(5,931,472)
Oppenheimer Main Street® Service Shares	169,465	(73,734)	95,731	64,370	(52,435)	11,935
PIMCO CommodityRealReturn® Strategy Administrative Class	863,088	(1,510,670)	(647,582)	1,321,595	(1,420,235)	(98,640)
PIMCO Low Duration Administrative Class	5,523,841	(12,045,450)	(6,521,609)	6,990,277	(7,777,358)	(787,081)
PIMCO Real Return Administrative Class	2,358,834	(5,973,900)	(3,615,066)	3,742,258	(5,223,646)	(1,481,388)
PIMCO Total Return Administrative Class	9,737,638	(33,240,512)	(23,502,874)	13,112,413	(30,234,255)	(17,121,842)
Pioneer High Yield VCT Class II Shares	294,371	(595,684)	(301,313)	936,661	(522,851)	413,810
Pioneer Real Estate Shares VCT Class II Shares	200,262	(898,164)	(697,902)	417,415	(641,720)	(224,305)
TA Barrow Hanley Dividend Focused Service Class	4,929,745	(8,510,835)	(3,581,090)	1,297,198	(11,284,991)	(9,987,793)
TA BlackRock Global Allocation Service Class	126,652	(159)	126,493	34,144	(5,724)	28,420
TA BlackRock Smart Beta 40 Service Class	27,417	(62,178)	(34,761)	30,989	(51,102)	(20,113)
TA Greystone International Growth Initial Class	1,256,903	(4,685,057)	(3,428,154)	30,800,260	(1,325,872)	29,474,388

33

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
TA Janus Balanced Service Class	$1,293,887	$(63,215)	$1,230,672	$379,741	$(127,765)	$251,976
TA Janus Mid-Cap Growth Service Class	1,110,713	(5,476,094)	(4,365,381)	501,202	(5,560,701)	(5,059,499)
TA Jennison Growth Initial Class	329,816	(496,979)	(167,163)	1,454,724	(122,825)	1,331,899
TA JPMorgan Enhanced Index Initial Class	282,778	(99,749)	183,029	940,084	(16,203)	923,881
TA Legg Mason Dynamic Allocation—Balanced Service Class	337,154	(246,758)	90,396	147,830	(375,075)	(227,245)
TA Legg Mason Dynamic Allocation—Growth Service Class	222,638	(38,837)	183,801	42,071	(902)	41,169
TA Managed Risk—Balanced ETF Service Class	1,026,041	(549,105)	476,936	600,034	(297,209)	302,825
TA Managed Risk—Conservative ETF Service Class	1,805,755	(828,964)	976,791	1,185,076	(517,890)	667,186
TA Managed Risk—Growth ETF Service Class	341,822	(180,473)	161,349	2,113,913	(317,096)	1,796,817
TA Market Participation Strategy Service Class	—	—	—	19,128	1	19,129
TA Multi-Managed Balanced Service Class	179,031	(50,820)	128,211	69,363	(79)	69,284
TA PIMCO Tactical—Balanced Service Class	464,880	(30,469)	434,411	348,416	(116,342)	232,074
TA PIMCO Tactical—Conservative Service Class	394,743	(292,229)	102,514	285,415	(111,840)	173,575
TA PIMCO Tactical—Growth Service Class	141,504	(47,864)	93,640	34,082	(21,161)	12,921
TA QS Investors Active Asset Allocation—Conservative Service Class	139,149	(88,180)	50,969	155,186	(42,552)	112,634
TA QS Investors Active Asset Allocation—Moderate Service Class	1,344,849	(208,736)	1,136,113	1,036,815	(120,302)	916,513
TA QS Investors Active Asset Allocation—Moderate Growth Service Class	416,896	(443,277)	(26,381)	114,686	(18,405)	96,281
TA Small/Mid Cap Value Service Class	3,022,348	(6,478,138)	(3,455,790)	1,930,385	(8,868,192)	(6,937,807)
TA T. Rowe Price Small Cap Initial Class	827,066	(1,712,040)	(884,974)	10,528,569	(727,053)	9,801,516
TA TS&W International Equity Service Class	441,116	(2,245,902)	(1,804,786)	4,712,106	(163,185)	4,548,921
TA WMC US Growth Service Class	3,090,318	(14,789,078)	(11,698,760)	12,065,407	(9,149,384)	2,916,023
Wanger International	4,115,341	(5,038,167)	(922,826)	2,928,023	(8,127,649)	(5,199,626)
Wanger USA	997,806	(2,936,115)	(1,938,309)	212,461	(3,554,043)	(3,341,582)

34

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

5. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
AB Global Thematic Growth Class A Shares
12/31/2018	611,610	$10.56	to	$10.56	$6,458,469	—%	1.35%	to	1.35%	(11.01)%	to	(11.01)%
12/31/2017	616,655	11.87	to	11.87	7,317,604	0.45	1.35	to	1.35	34.84	to	34.84
12/31/2016	517,420	8.80	to	8.80	4,553,559	—	1.35	to	1.35	(1.95)	to	(1.95)
12/31/2015	658,320	8.98	to	8.98	5,908,959	—	1.35	to	1.35	1.51	to	1.51
12/31/2014	670,936	8.84	to	8.84	5,932,626	—	1.35	to	1.35	3.65	to	3.65
AB Growth and Income Class A Shares
12/31/2018	265,326	23.12	to	23.06	6,120,476	0.99	1.55	to	1.59	(7.07)	to	(7.11)
12/31/2017	316,636	24.88	to	24.83	7,862,414	1.43	1.55	to	1.59	17.10	to	17.06
12/31/2016	374,901	21.24	to	21.21	7,952,696	0.96	1.55	to	1.59	9.59	to	9.55
12/31/2015	451,640	19.38	to	19.36	8,745,120	1.42	1.55	to	1.59	0.14	to	0.10
12/31/2014	501,877	19.36	to	19.34	9,708,201	1.36	1.55	to	1.59	7.86	to	7.81
AB International Value Class A Shares
12/31/2018	270,115	6.35	to	5.98	1,658,224	1.52	1.25	to	1.75	(23.75)	to	(24.14)
12/31/2017	305,787	8.32	to	7.89	2,472,180	2.32	1.25	to	1.75	23.87	to	23.25
12/31/2016	287,921	6.72	to	6.40	1,884,218	1.27	1.25	to	1.75	(1.73)	to	(2.22)
12/31/2015	307,916	6.84	to	6.54	2,055,706	2.27	1.25	to	1.75	1.32	to	0.81
12/31/2014	369,084	6.75	to	6.49	2,436,222	3.96	1.25	to	1.75	(7.38)	to	(7.84)
AB Large Cap Growth Class A Shares
12/31/2018	2,145,346	40.84	to	14.56	80,335,873	—	1.35	to	1.59	1.20	to	0.95
12/31/2017	2,430,725	40.36	to	14.43	90,071,167	—	1.35	to	1.59	30.22	to	29.91
12/31/2016	2,742,905	30.99	to	11.11	77,691,483	—	1.35	to	1.59	1.26	to	1.01
12/31/2015	3,097,798	30.61	to	10.99	85,700,451	—	1.35	to	1.59	9.62	to	9.36
12/31/2014	3,443,083	27.92	to	10.05	86,492,980	—	1.35	to	1.59	12.61	to	12.34
AB Small/Mid Cap Value Class A Shares
12/31/2018	161,560	25.30	to	23.57	3,928,634	0.47	1.25	to	1.75	(16.09)	to	(16.51)
12/31/2017	177,383	30.15	to	28.23	5,156,908	0.46	1.25	to	1.75	11.75	to	11.19
12/31/2016	188,557	26.98	to	25.39	4,917,465	0.62	1.25	to	1.75	23.54	to	22.93
12/31/2015	200,380	21.84	to	20.65	4,245,502	0.78	1.25	to	1.75	(6.66)	to	(7.13)
12/31/2014	213,587	23.40	to	22.24	4,861,574	0.70	1.25	to	1.75	7.84	to	7.30
AB Value Class A Shares
12/31/2018	60,232	15.37	to	14.31	895,956	1.24	1.25	to	1.75	(16.23)	to	(16.65)
12/31/2017	70,632	18.35	to	17.17	1,257,249	1.24	1.25	to	1.75	12.17	to	11.61
12/31/2016	79,962	16.36	to	15.39	1,271,194	1.91	1.25	to	1.75	10.17	to	9.62
12/31/2015	77,790	14.85	to	14.04	1,124,628	2.12	1.25	to	1.75	(8.11)	to	(8.56)
12/31/2014	100,028	16.16	to	15.35	1,578,849	1.90	1.25	to	1.75	9.72	to	9.17
American Century VP Ultra® Class I Shares
12/31/2018	305,403	25.84	to	24.06	7,558,916	0.25	1.25	to	1.75	(0.50)	to	(1.00)
12/31/2017	337,810	25.97	to	24.31	8,411,163	0.35	1.25	to	1.75	30.59	to	29.94
12/31/2016	294,835	19.88	to	18.71	5,620,633	0.35	1.25	to	1.75	3.15	to	2.64
12/31/2015	323,245	19.28	to	18.23	5,973,800	0.45	1.25	to	1.75	4.95	to	4.43
12/31/2014	346,530	18.37	to	17.45	6,108,309	0.39	1.25	to	1.75	8.63	to	8.09
American Funds—Asset Allocation Class 2 Shares
12/31/2018	561,461	21.34	to	19.88	11,645,357	1.67	1.40	to	1.90	(5.94)	to	(6.41)
12/31/2017	596,956	22.69	to	21.24	13,185,213	1.52	1.40	to	1.90	14.62	to	14.05
12/31/2016	631,482	19.79	to	18.62	12,178,489	1.59	1.40	to	1.90	7.89	to	7.36
12/31/2015	663,914	18.35	to	17.34	11,877,354	1.59	1.40	to	1.90	(0.01)	to	(0.51)
12/31/2014	757,226	18.35	to	17.43	13,561,488	1.42	1.40	to	1.90	3.93	to	3.41

35

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
American Funds—Bond Class 2 Shares
12/31/2018	548,880	$12.48	to	$11.63	$6,643,514	2.40%	1.40%	to	1.90%	(2.10)%	to	(2.59)%
12/31/2017	557,095	12.75	to	11.94	6,903,954	1.85	1.40	to	1.90	2.23	to	1.72
12/31/2016	626,378	12.47	to	11.73	7,593,306	1.64	1.40	to	1.90	1.52	to	1.01
12/31/2015	669,423	12.29	to	11.62	8,010,696	1.60	1.40	to	1.90	(1.12)	to	(1.61)
12/31/2014	803,217	12.43	to	11.81	9,731,937	1.92	1.40	to	1.90	3.81	to	3.30
American Funds—Growth Class 2 Shares
12/31/2018	1,072,621	28.83	to	26.86	29,941,164	0.41	1.40	to	1.90	(1.64)	to	(2.14)
12/31/2017	1,274,994	29.32	to	27.44	36,238,553	0.49	1.40	to	1.90	26.51	to	25.89
12/31/2016	1,469,556	23.17	to	21.80	33,061,531	0.76	1.40	to	1.90	7.97	to	7.43
12/31/2015	1,614,552	21.46	to	20.29	33,729,037	0.57	1.40	to	1.90	5.37	to	4.85
12/31/2014	1,926,117	20.37	to	19.35	38,265,417	0.76	1.40	to	1.90	7.00	to	6.47
American Funds—Growth-Income Class 2 Shares
12/31/2018	751,366	23.90	to	22.26	17,380,057	1.37	1.40	to	1.90	(3.16)	to	(3.65)
12/31/2017	897,249	24.68	to	23.11	21,497,596	1.38	1.40	to	1.90	20.69	to	20.09
12/31/2016	970,756	20.45	to	19.24	19,294,213	1.43	1.40	to	1.90	9.98	to	9.43
12/31/2015	1,106,081	18.60	to	17.58	20,022,266	1.26	1.40	to	1.90	0.04	to	(0.45)
12/31/2014	1,311,170	18.59	to	17.66	23,757,254	1.21	1.40	to	1.90	9.10	to	8.55
American Funds—International Class 2 Shares
12/31/2018	3,176,653	19.38	to	18.05	59,487,172	1.66	1.40	to	1.90	(14.35)	to	(14.78)
12/31/2017	3,408,621	22.63	to	21.18	74,691,804	1.21	1.40	to	1.90	30.31	to	29.67
12/31/2016	4,033,815	17.37	to	16.34	67,989,809	1.26	1.40	to	1.90	2.10	to	1.59
12/31/2015	4,968,610	17.01	to	16.08	82,197,497	1.49	1.40	to	1.90	(5.85)	to	(6.32)
12/31/2014	5,059,861	18.07	to	17.17	89,137,801	1.34	1.40	to	1.90	(4.01)	to	(4.49)
BlackRock Advantage Large Cap Core V.I. Class I Shares
12/31/2018	2,333,718	24.29	to	22.62	132,202,845	1.42	1.25	to	1.75	(6.41)	to	(6.88)
12/31/2017	2,656,621	25.95	to	24.29	161,705,768	1.28	1.25	to	1.75	20.82	to	20.21
12/31/2016	3,022,229	21.48	to	20.21	152,381,811	1.19	1.25	to	1.75	9.19	to	8.64
12/31/2015	3,456,613	19.67	to	18.60	159,242,122	1.09	1.25	to	1.75	(0.73)	to	(1.23)
12/31/2014	3,968,506	19.82	to	18.83	184,327,237	0.95	1.25	to	1.75	10.96	to	10.41
BlackRock Advantage Large Cap Value V.I. Class I Shares
12/31/2018	2,551,970	21.31	to	19.85	62,512,745	1.85	1.25	to	1.75	(9.35)	to	(9.81)
12/31/2017	2,946,975	23.51	to	22.01	79,832,694	1.56	1.25	to	1.75	15.77	to	15.20
12/31/2016	3,189,836	20.31	to	19.11	74,819,920	1.30	1.25	to	1.75	12.19	to	11.63
12/31/2015	3,554,394	18.10	to	17.12	74,306,395	1.13	1.25	to	1.75	(2.95)	to	(3.43)
12/31/2014	4,009,872	18.65	to	17.72	86,543,344	1.10	1.25	to	1.75	10.74	to	10.19
BlackRock Advantage U.S. Total Market V.I. Class I Shares
12/31/2018	1,567,924	23.24	to	21.65	107,451,752	1.23	1.25	to	1.75	(7.56)	to	(8.02)
12/31/2017	1,778,857	25.15	to	23.54	133,237,946	0.89	1.25	to	1.75	12.64	to	12.08
12/31/2016	1,990,915	22.32	to	21.00	132,464,219	0.28	1.25	to	1.75	22.12	to	21.51
12/31/2015	2,203,951	18.28	to	17.28	120,080,586	0.26	1.25	to	1.75	(7.77)	to	(8.23)
12/31/2014	2,523,138	19.82	to	18.83	148,905,942	0.25	1.25	to	1.75	3.91	to	3.40
BlackRock Basic Value V.I. Class I Shares
12/31/2018	3,704,485	20.41	to	19.01	166,459,462	1.75	1.25	to	1.75	(9.00)	to	(9.46)
12/31/2017	4,199,519	22.43	to	20.99	208,261,903	1.51	1.25	to	1.75	6.90	to	6.37
12/31/2016	4,729,583	20.98	to	19.74	219,362,118	1.49	1.25	to	1.75	16.72	to	16.14
12/31/2015	5,746,001	17.97	to	16.99	217,894,767	1.47	1.25	to	1.75	(7.12)	to	(7.58)
12/31/2014	6,388,905	19.35	to	18.39	264,366,927	1.38	1.25	to	1.75	8.56	to	8.02
BlackRock Capital Appreciation V.I. Class I Shares
12/31/2018	5,289,519	26.65	to	24.82	110,829,085	—	1.25	to	1.75	1.11	to	0.61
12/31/2017	6,266,741	26.35	to	24.67	130,477,239	—	1.25	to	1.75	31.58	to	30.92
12/31/2016	7,224,513	20.03	to	18.84	114,878,701	—	1.25	to	1.75	(1.15)	to	(1.64)
12/31/2015	8,018,766	20.26	to	19.16	128,766,041	—	1.25	to	1.75	5.64	to	5.11
12/31/2014	9,303,077	19.18	to	18.22	141,803,779	—	1.25	to	1.75	7.43	to	6.89

36

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
BlackRock Equity Dividend V.I. Class I Shares
12/31/2018	170,813	$54.00	to	$54.00	$9,223,249	1.93%	1.35%	to	1.35%	(8.42)%	to	(8.42)%
12/31/2017	202,265	58.96	to	58.96	11,925,176	1.75	1.35	to	1.35	15.18	to	15.18
12/31/2016	241,953	51.19	to	51.19	12,385,242	1.77	1.35	to	1.35	14.84	to	14.84
12/31/2015	285,073	44.57	to	44.57	12,707,046	1.62	1.35	to	1.35	(1.95)	to	(1.95)
12/31/2014	333,732	45.46	to	45.46	15,171,337	1.80	1.35	to	1.35	7.88	to	7.88
BlackRock Global Allocation V.I. Class I Shares
12/31/2018	9,772,637	20.18	to	18.80	330,835,345	0.91	1.25	to	1.75	(8.49)	to	(8.95)
12/31/2017	11,375,553	22.05	to	20.64	417,660,409	1.28	1.25	to	1.75	12.45	to	11.89
12/31/2016	12,859,841	19.61	to	18.45	417,309,687	1.25	1.25	to	1.75	2.82	to	2.31
12/31/2015	14,380,662	19.07	to	18.03	452,777,998	1.09	1.25	to	1.75	(1.94)	to	(2.43)
12/31/2014	16,006,982	19.45	to	18.48	513,849,684	2.09	1.25	to	1.75	0.84	to	0.34
BlackRock Government Money Market V.I. Class I Shares
12/31/2018	7,011,565	9.95	to	9.26	88,575,781	1.60	1.25	to	1.75	0.34	to	(0.17)
12/31/2017	6,593,445	9.91	to	9.28	82,579,365	0.64	1.25	to	1.75	(0.60)	to	(1.09)
12/31/2016	7,268,768	9.97	to	9.38	92,394,288	0.13	1.25	to	1.75	(1.11)	to	(1.60)
12/31/2015	7,790,452	10.08	to	9.53	99,611,561	—	1.25	to	1.75	(1.23)	to	(1.73)
12/31/2014	8,947,885	10.21	to	9.70	115,500,514	—	1.25	to	1.75	(1.24)	to	(1.73)
BlackRock High Yield V.I. Class I Shares
12/31/2018	2,398,476	19.47	to	18.13	74,253,534	5.48	1.25	to	1.75	(3.87)	to	(4.35)
12/31/2017	2,790,897	20.25	to	18.96	90,443,375	5.17	1.25	to	1.75	5.99	to	5.46
12/31/2016	3,080,189	19.11	to	17.98	95,184,463	5.46	1.25	to	1.75	11.51	to	10.96
12/31/2015	3,477,507	17.14	to	16.20	96,416,242	5.11	1.25	to	1.75	(4.77)	to	(5.25)
12/31/2014	3,966,130	18.00	to	17.10	116,222,862	5.37	1.25	to	1.75	1.61	to	1.10
BlackRock International V.I. Class I Shares
12/31/2018	3,357,454	14.08	to	13.12	57,801,027	2.62	1.25	to	1.75	(22.80)	to	(23.19)
12/31/2017	3,748,807	18.24	to	17.08	83,696,547	—	1.25	to	1.75	29.48	to	28.84
12/31/2016	3,928,652	14.09	to	13.26	67,944,515	1.67	1.25	to	1.75	(0.85)	to	(1.35)
12/31/2015	4,406,035	14.21	to	13.44	76,791,050	1.05	1.25	to	1.75	(3.96)	to	(4.44)
12/31/2014	5,002,445	14.80	to	14.06	90,791,035	1.80	1.25	to	1.75	(6.37)	to	(6.84)
BlackRock Large Cap Focus Growth V.I. Class I Shares
12/31/2018	2,925,988	28.05	to	26.12	68,807,315	—	1.25	to	1.75	1.73	to	1.22
12/31/2017	3,355,409	27.57	to	25.81	77,695,399	0.04	1.25	to	1.75	27.95	to	27.32
12/31/2016	3,779,776	21.55	to	20.27	68,622,461	0.67	1.25	to	1.75	6.55	to	6.02
12/31/2015	4,240,773	20.22	to	19.12	72,400,387	0.57	1.25	to	1.75	1.45	to	0.95
12/31/2014	4,774,055	19.93	to	18.94	80,541,954	0.54	1.25	to	1.75	12.75	to	12.18
BlackRock Managed Volatility V.I. Class I Shares
12/31/2018	372,449	26.30	to	26.30	9,796,302	1.71	1.35	to	1.35	(0.34)	to	(0.34)
12/31/2017	432,915	26.39	to	26.39	11,425,775	0.33	1.35	to	1.35	3.58	to	3.58
12/31/2016	500,287	25.48	to	25.48	12,748,126	0.80	1.35	to	1.35	0.34	to	0.34
12/31/2015	571,301	25.39	to	25.39	14,507,658	—	1.35	to	1.35	(1.90)	to	(1.90)
12/31/2014	662,398	25.89	to	25.89	17,146,464	—	1.35	to	1.35	0.91	to	0.91
BlackRock S&P 500 Index V.I. Class I Shares
12/31/2018	3,972,195	24.24	to	22.58	124,920,891	0.99	1.25	to	1.75	(5.80)	to	(6.27)
12/31/2017	4,354,670	25.74	to	24.09	147,006,583	1.67	1.25	to	1.75	20.00	to	19.40
12/31/2016	4,737,162	21.45	to	20.18	133,801,141	1.89	1.25	to	1.75	10.21	to	9.67
12/31/2015	4,931,105	19.46	to	18.40	126,558,124	1.89	1.25	to	1.75	(0.20)	to	(0.70)
12/31/2014	5,472,352	19.50	to	18.53	140,958,110	1.68	1.25	to	1.75	11.89	to	11.33
BlackRock Total Return V.I. Class I Shares
12/31/2018	6,297,785	13.66	to	12.72	117,824,934	2.78	1.25	to	1.75	(1.70)	to	(2.19)
12/31/2017	7,131,291	13.89	to	13.01	135,613,494	2.52	1.25	to	1.75	2.31	to	1.80
12/31/2016	7,498,812	13.58	to	12.78	140,477,141	2.04	1.25	to	1.75	1.48	to	0.98
12/31/2015	7,002,656	13.38	to	12.65	135,905,073	2.10	1.25	to	1.75	(0.98)	to	(1.48)
12/31/2014	4,751,940	13.52	to	12.84	113,176,720	2.88	1.25	to	1.75	5.33	to	4.81

37

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
BlackRock U.S. Government Bond V.I. Class I Shares
12/31/2018	2,646,121	$12.55	to	$11.69	$51,178,408	2.18%	1.25%	to	1.75%	(0.96)%	to	(1.45)%
12/31/2017	3,093,054	12.67	to	11.86	60,629,989	2.09	1.25	to	1.75	0.25	to	(0.25)
12/31/2016	3,427,301	12.64	to	11.89	67,189,669	1.81	1.25	to	1.75	0.07	to	(0.43)
12/31/2015	3,882,105	12.63	to	11.94	75,499,558	2.01	1.25	to	1.75	(0.79)	to	(1.28)
12/31/2014	4,360,167	12.73	to	12.09	85,304,637	2.28	1.25	to	1.75	4.55	to	4.03
Davis Value
12/31/2018	2,928,421	19.50	to	18.16	55,481,837	0.83	1.25	to	1.75	(14.68)	to	(15.11)
12/31/2017	3,240,411	22.85	to	21.39	72,113,053	0.76	1.25	to	1.75	21.11	to	20.51
12/31/2016	3,624,435	18.87	to	17.75	66,645,842	1.24	1.25	to	1.75	10.50	to	9.95
12/31/2015	4,151,188	17.08	to	16.14	69,109,232	0.76	1.25	to	1.75	0.33	to	(0.17)
12/31/2014	4,730,289	17.02	to	16.17	78,649,084	0.91	1.25	to	1.75	4.74	to	4.22
Eaton Vance VT Floating-Rate Income
12/31/2018	256,450	14.03	to	13.06	3,468,039	3.78	1.15	to	1.65	(1.22)	to	(1.72)
12/31/2017	233,129	14.20	to	13.29	3,199,850	3.27	1.15	to	1.65	2.25	to	1.74
12/31/2016	225,782	13.89	to	13.07	3,035,336	3.49	1.15	to	1.65	7.70	to	7.17
12/31/2015	231,077	12.90	to	12.19	2,892,277	3.34	1.15	to	1.65	(2.12)	to	(2.61)
12/31/2014	272,250	13.18	to	12.52	3,486,430	3.15	1.15	to	1.65	(0.58)	to	(1.07)
Federated Kaufmann II Primary Shares
12/31/2018	952,789	30.30	to	28.22	27,710,888	—	1.25	to	1.75	2.55	to	2.03
12/31/2017	992,725	29.55	to	27.66	28,183,872	—	1.25	to	1.75	26.74	to	26.11
12/31/2016	1,087,883	23.32	to	21.93	24,410,908	—	1.25	to	1.75	2.38	to	1.87
12/31/2015	1,226,010	22.77	to	21.53	26,904,752	—	1.25	to	1.75	5.05	to	4.53
12/31/2014	1,332,039	21.68	to	20.60	27,866,728	—	1.25	to	1.75	8.35	to	7.81
Federated Managed Volatility II Primary Shares
12/31/2018(1)	220,004	9.19	to	9.17	2,020,040	—	1.25	to	1.75	—	to	—
Franklin Templeton Foreign Class 2 Shares
12/31/2018	120,421	15.07	to	14.03	1,752,984	2.70	1.15	to	1.65	(16.41)	to	(16.83)
12/31/2017	133,899	18.03	to	16.87	2,336,828	2.60	1.15	to	1.65	15.36	to	14.79
12/31/2016	163,224	15.63	to	14.70	2,476,543	1.97	1.15	to	1.65	5.95	to	5.43
12/31/2015	178,937	14.75	to	13.94	2,568,528	3.21	1.15	to	1.65	(7.56)	to	(8.02)
12/31/2014	195,277	15.96	to	15.16	3,041,383	1.86	1.15	to	1.65	(12.15)	to	(12.59)
Franklin Templeton Growth Class 2 Shares
12/31/2018	106,873	15.42	to	14.36	1,582,082	2.00	1.15	to	1.65	(15.83)	to	(16.25)
12/31/2017	117,571	18.32	to	17.15	2,074,103	1.60	1.15	to	1.65	17.15	to	16.57
12/31/2016	130,124	15.64	to	14.71	1,966,681	2.07	1.15	to	1.65	8.37	to	7.83
12/31/2015	152,076	14.43	to	13.64	2,131,546	2.48	1.15	to	1.65	(7.56)	to	(8.02)
12/31/2014	177,242	15.61	to	14.83	2,690,608	1.34	1.15	to	1.65	(3.93)	to	(4.41)
Invesco V.I. American Franchise Series I Shares
12/31/2018	1,054,353	17.84	to	10.32	17,358,042	—	1.35	to	1.59	(4.92)	to	(5.15)
12/31/2017	1,167,045	18.77	to	10.89	20,225,060	0.08	1.35	to	1.59	25.64	to	25.34
12/31/2016	1,317,995	14.94	to	8.68	18,217,296	—	1.35	to	1.59	0.90	to	0.66
12/31/2015	1,544,019	14.80	to	8.63	20,973,901	—	1.35	to	1.59	3.60	to	3.35
12/31/2014	1,753,319	14.29	to	8.35	22,987,398	0.04	1.35	to	1.59	6.99	to	6.73
Invesco V.I. Comstock Series I Shares
12/31/2018	3,259,212	20.78	to	19.36	67,764,066	1.68	1.25	to	1.75	(13.26)	to	(13.70)
12/31/2017	3,773,171	23.96	to	22.43	90,599,876	2.17	1.25	to	1.75	16.39	to	15.81
12/31/2016	4,272,133	20.59	to	19.37	88,179,004	1.50	1.25	to	1.75	15.85	to	15.27
12/31/2015	5,280,644	17.77	to	16.80	93,965,544	1.90	1.25	to	1.75	(7.15)	to	(7.61)
12/31/2014	5,844,438	19.14	to	18.19	112,237,514	1.28	1.25	to	1.75	8.03	to	7.49

38

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
Invesco V.I. Core Equity Series I Shares
12/31/2018	2,159,367	$16.98	to	$16.46	$36,614,142	0.88%	1.35%	to	1.59%	(10.62)%	to	(10.83)%
12/31/2017	2,466,299	18.99	to	18.46	46,790,872	1.02	1.35	to	1.59	11.66	to	11.39
12/31/2016	2,753,785	17.01	to	16.57	46,789,592	0.75	1.35	to	1.59	8.79	to	8.53
12/31/2015	3,067,796	15.63	to	15.27	47,914,819	1.11	1.35	to	1.59	(7.03)	to	(7.26)
12/31/2014	3,452,119	16.82	to	16.47	57,997,517	0.85	1.35	to	1.59	6.70	to	6.44
Invesco V.I. International Growth Series I Shares
12/31/2018	546,792	21.84	to	12.15	6,860,331	2.07	1.55	to	1.59	(16.29)	to	(16.33)
12/31/2017	566,921	26.09	to	14.51	8,497,518	1.41	1.55	to	1.59	21.12	to	21.07
12/31/2016	648,393	21.54	to	11.99	8,048,773	1.41	1.55	to	1.59	(1.98)	to	(2.02)
12/31/2015	706,413	21.98	to	12.24	8,921,287	1.46	1.55	to	1.59	(3.85)	to	(3.88)
12/31/2014	758,608	22.86	to	12.73	9,972,468	1.50	1.55	to	1.59	(1.21)	to	(1.25)
Invesco V.I. Mid Cap Core Equity Series I Shares
12/31/2018	135,879	19.54	to	18.20	2,551,100	0.51	1.25	to	1.75	(12.46)	to	(12.90)
12/31/2017	144,818	22.32	to	20.90	3,114,210	0.53	1.25	to	1.75	13.49	to	12.93
12/31/2016	174,023	19.67	to	18.50	3,304,222	0.07	1.25	to	1.75	12.03	to	11.47
12/31/2015	210,439	17.56	to	16.60	3,574,789	0.34	1.25	to	1.75	(5.22)	to	(5.69)
12/31/2014	240,038	18.53	to	17.60	4,314,562	0.04	1.25	to	1.75	3.14	to	2.62
Invesco V.I. Value Opportunities Series I Shares
12/31/2018	16,760	14.17	to	13.20	230,775	0.32	1.25	to	1.75	(20.19)	to	(20.59)
12/31/2017	16,979	17.75	to	16.62	293,508	0.39	1.25	to	1.75	15.98	to	15.41
12/31/2016	17,721	15.31	to	14.40	264,558	0.41	1.25	to	1.75	16.87	to	16.29
12/31/2015	17,977	13.10	to	12.38	230,102	2.69	1.25	to	1.75	(11.52)	to	(11.96)
12/31/2014	18,533	14.80	to	14.07	268,769	1.29	1.25	to	1.75	5.29	to	4.77
Janus Henderson—Enterprise Service Shares
12/31/2018	19,742	26.14	to	24.64	502,361	0.13	1.15	to	1.65	(1.81)	to	(2.30)
12/31/2017	20,132	26.62	to	25.22	522,823	0.53	1.15	to	1.65	25.64	to	25.01
12/31/2016	26,855	21.19	to	20.18	554,440	0.70	1.15	to	1.65	10.83	to	10.27
12/31/2015	27,033	19.12	to	18.30	505,058	0.72	1.15	to	1.65	2.58	to	2.07
12/31/2014	33,200	18.64	to	17.92	605,113	0.03	1.15	to	1.65	10.96	to	10.41
Janus Henderson—Forty Service Shares
12/31/2018	238,201	25.33	to	23.87	5,825,664	1.20	1.15	to	1.65	0.55	to	0.04
12/31/2017	271,560	25.19	to	23.86	6,629,807	—	1.15	to	1.65	28.51	to	27.88
12/31/2016	285,189	19.60	to	18.66	5,438,914	0.86	1.15	to	1.65	0.78	to	0.28
12/31/2015	304,849	19.45	to	18.61	5,790,226	1.22	1.15	to	1.65	10.66	to	10.11
12/31/2014	353,171	17.57	to	16.90	6,078,235	0.03	1.15	to	1.65	7.23	to	6.69
MFS® Growth Initial Class
12/31/2018	2,032,233	40.49	to	13.76	69,779,000	0.09	1.35	to	1.59	1.28	to	1.04
12/31/2017	2,211,050	39.97	to	13.62	74,249,905	0.10	1.35	to	1.59	29.65	to	29.34
12/31/2016	2,440,979	30.83	to	10.53	62,439,324	0.04	1.35	to	1.59	1.07	to	0.83
12/31/2015	2,766,624	30.50	to	10.44	69,353,786	0.15	1.35	to	1.59	6.12	to	5.86
12/31/2014	3,166,109	28.75	to	9.86	72,759,027	0.10	1.35	to	1.59	7.48	to	7.23
Oppenheimer Main Street® Service Shares
12/31/2018	42,583	22.02	to	20.51	911,918	0.96	1.15	to	1.65	(9.15)	to	(9.61)
12/31/2017	38,713	24.24	to	22.69	911,459	1.03	1.15	to	1.65	15.31	to	14.73
12/31/2016	38,232	21.02	to	19.78	782,328	0.84	1.15	to	1.65	10.03	to	9.48
12/31/2015	35,994	19.11	to	18.06	670,406	0.63	1.15	to	1.65	1.93	to	1.42
12/31/2014	40,957	18.74	to	17.81	750,864	0.59	1.15	to	1.65	9.14	to	8.59
PIMCO CommodityRealReturn® Strategy Administrative Class
12/31/2018	1,315,751	5.85	to	5.45	7,423,665	2.09	1.25	to	1.75	(15.21)	to	(15.63)
12/31/2017	1,412,367	6.90	to	6.46	9,419,538	11.01	1.25	to	1.75	0.89	to	0.38
12/31/2016	1,427,044	6.84	to	6.43	9,455,115	1.10	1.25	to	1.75	13.73	to	13.16
12/31/2015	1,620,130	6.01	to	5.68	9,460,158	4.39	1.25	to	1.75	(26.63)	to	(27.00)
12/31/2014	1,397,628	8.20	to	7.79	11,153,741	0.35	1.25	to	1.75	(19.44)	to	(19.84)

39

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
PIMCO Low Duration Administrative Class
12/31/2018	3,796,153	$12.16	to	$11.46	$44,803,746	1.91%	1.25%	to	1.75%	(0.91)%	to	(1.41)%
12/31/2017	4,350,956	12.27	to	11.63	51,933,905	1.34	1.25	to	1.75	0.09	to	(0.41)
12/31/2016	4,417,398	12.26	to	11.67	52,806,154	1.49	1.25	to	1.75	0.15	to	(0.35)
12/31/2015	4,737,019	12.24	to	11.71	56,687,517	3.31	1.25	to	1.75	(0.93)	to	(1.43)
12/31/2014	5,365,872	12.36	to	11.88	64,974,776	1.13	1.25	to	1.75	(0.40)	to	(0.90)
PIMCO Real Return Administrative Class
12/31/2018	2,091,521	13.72	to	12.78	27,693,008	2.47	1.25	to	1.75	(3.43)	to	(3.91)
12/31/2017	2,363,797	14.21	to	13.30	32,489,395	2.37	1.25	to	1.75	2.37	to	1.86
12/31/2016	2,472,174	13.88	to	13.06	33,264,101	2.24	1.25	to	1.75	3.89	to	3.38
12/31/2015	2,794,806	13.36	to	12.63	36,285,782	3.87	1.25	to	1.75	(3.91)	to	(4.39)
12/31/2014	3,098,337	13.91	to	13.21	41,971,308	1.42	1.25	to	1.75	1.81	to	1.30
PIMCO Total Return Administrative Class
12/31/2018	10,491,439	15.85	to	14.77	176,625,425	2.54	1.25	to	1.75	(1.77)	to	(2.27)
12/31/2017	11,882,913	16.14	to	15.11	204,209,624	2.02	1.25	to	1.75	3.62	to	3.10
12/31/2016	12,850,170	15.58	to	14.65	214,097,316	2.09	1.25	to	1.75	1.40	to	0.90
12/31/2015	15,259,469	15.36	to	14.52	250,105,414	4.66	1.25	to	1.75	(0.80)	to	(1.29)
12/31/2014	20,168,753	15.48	to	14.71	330,794,260	2.16	1.25	to	1.75	2.98	to	2.47
Pioneer High Yield VCT Class II Shares
12/31/2018	148,851	17.36	to	16.17	2,498,228	4.46	1.20	to	1.70	(5.10)	to	(5.57)
12/31/2017	166,120	18.29	to	17.12	2,944,511	4.31	1.20	to	1.70	5.73	to	5.21
12/31/2016	142,492	17.30	to	16.28	2,396,021	4.68	1.20	to	1.70	12.41	to	11.86
12/31/2015	161,235	15.39	to	14.55	2,418,404	4.50	1.20	to	1.70	(5.38)	to	(5.85)
12/31/2014	174,918	16.26	to	15.45	2,777,952	4.49	1.20	to	1.70	(1.49)	to	(1.98)
Pioneer Real Estate Shares VCT Class II Shares
12/31/2018	100,093	16.81	to	15.93	1,646,161	2.35	1.25	to	1.75	(8.69)	to	(9.15)
12/31/2017	140,198	18.41	to	17.53	2,532,040	2.28	1.25	to	1.75	2.02	to	1.51
12/31/2016	152,847	18.05	to	17.27	2,708,236	3.26	1.25	to	1.75	4.51	to	3.99
12/31/2015	140,752	17.27	to	16.61	2,392,081	1.95	1.25	to	1.75	3.22	to	2.70
12/31/2014	203,951	16.73	to	16.17	3,355,682	2.48	1.25	to	1.75	28.94	to	28.30
TA Barrow Hanley Dividend Focused Service Class
12/31/2018	3,569,691	12.31	to	12.01	43,400,276	1.92	1.25	to	1.75	(12.79)	to	(13.23)
12/31/2017	3,808,243	14.11	to	13.84	53,221,333	2.14	1.25	to	1.75	14.69	to	14.12
12/31/2016	4,591,300	12.31	to	12.13	56,088,136	2.12	1.25	to	1.75	13.17	to	12.61
12/31/2015	2,963,883	10.87	to	10.77	32,071,221	1.67	1.25	to	1.75	(5.03)	to	(5.50)
12/31/2014(1)	3,239,492	11.45	to	11.40	37,003,104	1.44	1.25	to	1.75	—	to	—
TA BlackRock Global Allocation Service Class
12/31/2018	14,662	9.82	to	9.82	143,925	0.59	1.55	to	1.59	(9.05)	to	(9.09)
12/31/2017(1)	2,667	10.80	to	10.80	28,797	—	1.55	to	1.59	—	to	—
TA BlackRock Smart Beta 40 Service Class
12/31/2018	48,326	11.03	to	10.45	516,092	1.65	1.25	to	1.75	(5.62)	to	(6.09)
12/31/2017	51,514	11.69	to	11.13	584,771	1.51	1.25	to	1.75	8.16	to	7.63
12/31/2016	53,364	10.81	to	10.34	561,515	1.30	1.25	to	1.75	0.73	to	0.23
12/31/2015	45,345	10.73	to	10.32	476,487	1.10	1.25	to	1.75	(1.66)	to	(2.15)
12/31/2014	43,449	10.91	to	10.54	464,227	0.83	1.25	to	1.75	4.05	to	3.53
TA Greystone International Growth Initial Class
12/31/2018	2,608,040	8.58	to	8.58	22,381,298	1.21	1.35	to	1.35	(18.82)	to	(18.82)
12/31/2017(1)	2,955,986	10.57	to	10.57	31,246,587	—	1.35	to	1.35	—	to	—
TA Janus Balanced Service Class
12/31/2018	132,419	10.96	to	10.87	1,446,353	1.04	1.25	to	1.75	(1.31)	to	(1.81)
12/31/2017(1)	24,152	11.11	to	11.07	267,949	0.84	1.25	to	1.75	—	to	—

40

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA Janus Mid-Cap Growth Service Class
12/31/2018	1,214,087	$16.20	to	$15.65	$19,335,112	—%	1.25%	to	1.75%	(2.69)%	to	(3.18)%
12/31/2017	1,461,573	16.65	to	16.16	23,976,771	—	1.25	to	1.75	27.14	to	26.51
12/31/2016	1,805,697	13.10	to	12.77	23,354,699	—	1.25	to	1.75	(3.51)	to	(3.99)
12/31/2015	1,872,942	13.57	to	13.30	25,164,595	—	1.25	to	1.75	(6.44)	to	(6.91)
12/31/2014	2,001,159	14.51	to	14.29	28,810,795	—	1.25	to	1.75	(1.50)	to	(1.99)
TA Jennison Growth Initial Class
12/31/2018	120,895	10.75	to	10.67	1,296,275	0.02	1.15	to	1.65	(2.00)	to	(2.49)
12/31/2017(1)	135,213	10.97	to	10.95	1,481,999	—	1.15	to	1.65	—	to	—
TA JPMorgan Enhanced Index Initial Class
12/31/2018	110,445	10.08	to	10.01	1,111,092	1.12	1.15	to	1.65	(7.09)	to	(7.56)
12/31/2017(1)	93,942	10.85	to	10.83	1,018,701	—	1.15	to	1.65	—	to	—
TA Legg Mason Dynamic Allocation—Balanced Service Class
12/31/2018	55,150	11.48	to	11.48	633,083	1.70	1.35	to	1.35	(4.62)	to	(4.62)
12/31/2017	48,431	12.04	to	12.04	582,865	1.04	1.35	to	1.35	8.99	to	8.99
12/31/2016	68,094	11.04	to	11.04	751,922	1.03	1.35	to	1.35	(2.00)	to	(2.00)
12/31/2015	64,908	11.27	to	11.27	731,357	0.92	1.35	to	1.35	(3.39)	to	(3.39)
12/31/2014	57,541	11.66	to	11.66	671,088	0.68	1.35	to	1.35	7.03	to	7.03
TA Legg Mason Dynamic Allocation—Growth Service Class
12/31/2018	27,578	12.01	to	12.01	331,239	0.96	1.35	to	1.35	(6.02)	to	(6.02)
12/31/2017	13,151	12.78	to	12.78	168,068	0.99	1.35	to	1.35	11.69	to	11.69
12/31/2016	9,619	11.44	to	11.44	110,064	0.56	1.35	to	1.35	(2.31)	to	(2.31)
12/31/2015	22,834	11.71	to	11.71	267,453	0.44	1.35	to	1.35	(4.25)	to	(4.25)
12/31/2014	42,443	12.23	to	12.23	519,191	0.69	1.35	to	1.35	6.73	to	6.73
TA Managed Risk—Balanced ETF Service Class
12/31/2018	334,959	12.12	to	12.12	4,061,348	1.73	1.35	to	1.35	(5.83)	to	(5.83)
12/31/2017	299,670	12.88	to	12.88	3,858,554	1.63	1.35	to	1.35	11.92	to	11.92
12/31/2016	277,082	11.50	to	11.50	3,187,688	1.80	1.35	to	1.35	2.36	to	2.36
12/31/2015	357,600	11.24	to	11.24	4,018,958	1.25	1.35	to	1.35	(3.09)	to	(3.09)
12/31/2014	286,854	11.60	to	11.60	3,326,558	1.31	1.35	to	1.35	3.15	to	3.15
TA Managed Risk—Conservative ETF Service Class
12/31/2018	356,948	11.76	to	11.76	4,198,200	1.95	1.35	to	1.35	(4.90)	to	(4.90)
12/31/2017	278,453	12.37	to	12.37	3,443,574	1.79	1.35	to	1.35	9.55	to	9.55
12/31/2016	222,799	11.29	to	11.29	2,515,182	1.95	1.35	to	1.35	2.68	to	2.68
12/31/2015	127,400	10.99	to	10.99	1,400,630	1.47	1.35	to	1.35	(2.02)	to	(2.02)
12/31/2014	134,948	11.22	to	11.22	1,514,195	1.36	1.35	to	1.35	3.83	to	3.83
TA Managed Risk—Growth ETF Service Class
12/31/2018	273,090	12.99	to	12.99	3,547,352	1.59	1.35	to	1.35	(8.41)	to	(8.41)
12/31/2017	261,881	14.18	to	14.18	3,714,112	2.08	1.35	to	1.35	16.89	to	16.89
12/31/2016	126,971	12.13	to	12.13	1,540,592	1.34	1.35	to	1.35	3.27	to	3.27
12/31/2015	189,095	11.75	to	11.75	2,221,748	1.49	1.35	to	1.35	(4.81)	to	(4.81)
12/31/2014	112,528	12.34	to	12.34	1,388,916	1.56	1.35	to	1.35	2.58	to	2.58
TA Market Participation Strategy Service Class
12/31/2018	1,551	12.25	to	12.25	18,999	0.37	1.35	to	1.35	(4.04)	to	(4.04)
12/31/2017	1,551	12.76	to	12.76	19,799	—	1.35	to	1.35	9.31	to	9.31
12/31/2016	—	11.68	to	11.68	—	—	1.35	to	1.35	2.77	to	2.77
12/31/2015	—	11.36	to	11.36	—	—	1.35	to	1.35	(4.54)	to	(4.54)
12/31/2014	—	11.90	to	11.90	—	—	1.35	to	1.35	6.60	to	6.60
TA Multi-Managed Balanced Service Class
12/31/2018	18,208	10.32	to	10.23	187,163	1.85	1.25	to	1.75	(5.10)	to	(5.58)
12/31/2017(1)	6,555	10.87	to	10.83	71,074	—	1.25	to	1.75	—	to	—

41

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA PIMCO Tactical—Balanced Service Class
12/31/2018	78,278	$11.83	to	$11.83	$925,937	3.66%	1.35%	to	1.35%	(8.19)%	to	(8.19)%
12/31/2017	44,343	12.88	to	12.88	571,327	0.31	1.35	to	1.35	10.54	to	10.54
12/31/2016	25,244	11.66	to	11.66	294,237	0.27	1.35	to	1.35	3.97	to	3.97
12/31/2015	20,994	11.21	to	11.21	235,354	—	1.35	to	1.35	(3.85)	to	(3.85)
12/31/2014	37,267	11.66	to	11.66	434,538	1.33	1.35	to	1.35	6.39	to	6.39
TA PIMCO Tactical—Conservative Service Class
12/31/2018	85,882	11.63	to	11.63	998,592	3.36	1.35	to	1.35	(6.43)	to	(6.43)
12/31/2017	77,721	12.43	to	12.43	965,762	1.28	1.35	to	1.35	8.92	to	8.92
12/31/2016	63,642	11.41	to	11.41	726,067	0.43	1.35	to	1.35	3.57	to	3.57
12/31/2015	25,871	11.01	to	11.01	284,972	0.30	1.35	to	1.35	(3.39)	to	(3.39)
12/31/2014	20,713	11.40	to	11.40	236,157	1.24	1.35	to	1.35	7.27	to	7.27
TA PIMCO Tactical—Growth Service Class
12/31/2018	28,066	12.15	to	12.15	341,096	3.02	1.35	to	1.35	(8.93)	to	(8.93)
12/31/2017	21,176	13.34	to	13.34	282,586	0.42	1.35	to	1.35	13.29	to	13.29
12/31/2016	20,095	11.78	to	11.78	236,704	—	1.35	to	1.35	3.47	to	3.47
12/31/2015	11,082	11.38	to	11.38	126,158	—	1.35	to	1.35	(4.75)	to	(4.75)
12/31/2014	7,802	11.95	to	11.95	93,248	2.58	1.35	to	1.35	4.97	to	4.97
TA QS Investors Active Asset Allocation—Conservative Service Class
12/31/2018	270,976	11.33	to	11.33	3,071,186	1.63	1.35	to	1.35	(4.20)	to	(4.20)
12/31/2017	266,524	11.83	to	11.83	3,153,122	1.77	1.35	to	1.35	10.20	to	10.20
12/31/2016	256,653	10.74	to	10.74	2,755,207	1.20	1.35	to	1.35	1.27	to	1.27
12/31/2015	175,360	10.60	to	10.60	1,858,821	1.00	1.35	to	1.35	(3.67)	to	(3.67)
12/31/2014	169,597	11.00	to	11.00	1,866,223	1.02	1.35	to	1.35	2.22	to	2.22
TA QS Investors Active Asset Allocation—Moderate Service Class
12/31/2018	281,488	11.73	to	11.73	3,300,869	1.53	1.35	to	1.35	(5.46)	to	(5.46)
12/31/2017	187,076	12.40	to	12.40	2,320,460	1.37	1.35	to	1.35	13.90	to	13.90
12/31/2016	111,616	10.89	to	10.89	1,215,500	1.34	1.35	to	1.35	0.82	to	0.82
12/31/2015	168,978	10.80	to	10.80	1,825,265	0.94	1.35	to	1.35	(5.56)	to	(5.56)
12/31/2014	196,727	11.44	to	11.44	2,250,136	0.65	1.35	to	1.35	2.23	to	2.23
TA QS Investors Active Asset Allocation—Moderate Growth Service Class
12/31/2018	131,361	12.25	to	12.25	1,609,579	1.37	1.35	to	1.35	(7.22)	to	(7.22)
12/31/2017	134,949	13.21	to	13.21	1,782,205	1.29	1.35	to	1.35	18.70	to	18.70
12/31/2016	127,014	11.13	to	11.13	1,413,204	1.10	1.35	to	1.35	0.60	to	0.60
12/31/2015	106,016	11.06	to	11.06	1,172,503	0.95	1.35	to	1.35	(7.79)	to	(7.79)
12/31/2014	77,055	11.99	to	11.99	924,180	0.86	1.35	to	1.35	1.84	to	1.84
TA Small/Mid Cap Value Service Class
12/31/2018	1,671,502	19.31	to	18.29	31,427,668	0.66	1.25	to	1.75	(12.74)	to	(13.18)
12/31/2017	1,819,261	22.12	to	21.07	39,288,786	0.95	1.25	to	1.75	13.83	to	13.26
12/31/2016	2,172,553	19.44	to	18.60	41,318,344	0.54	1.25	to	1.75	19.31	to	18.72
12/31/2015	2,480,369	16.29	to	15.67	39,624,524	0.77	1.25	to	1.75	(3.94)	to	(4.42)
12/31/2014	2,736,006	16.96	to	16.39	45,617,665	0.60	1.25	to	1.75	3.63	to	3.11
TA T. Rowe Price Small Cap Initial Class
12/31/2018	928,039	10.20	to	10.13	9,411,334	—	1.15	to	1.65	(8.15)	to	(8.61)
12/31/2017(1)	999,083	11.10	to	11.08	11,073,949	—	1.15	to	1.65	—	to	—
TA TS&W International Equity Service Class
12/31/2018	279,901	8.87	to	8.81	2,475,543	1.64	1.15	to	1.65	(16.67)	to	(17.08)
12/31/2017(1)	456,111	10.65	to	10.63	4,853,676	—	1.15	to	1.65	—	to	—
TA WMC US Growth Service Class
12/31/2018	2,225,112	18.44	to	17.47	39,957,696	0.27	1.15	to	1.65	(1.18)	to	(1.68)
12/31/2017	2,804,859	18.66	to	17.77	51,088,578	0.18	1.15	to	1.65	27.31	to	26.68
12/31/2016	2,629,010	14.65	to	14.02	37,699,150	0.17	1.25	to	1.75	1.27	to	0.77
12/31/2015	2,858,213	14.47	to	13.92	40,561,314	0.51	1.25	to	1.75	5.29	to	4.76
12/31/2014	3,437,706	13.74	to	13.28	46,450,977	0.68	1.25	to	1.75	9.46	to	8.91

42

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
Wanger International
12/31/2018	1,920,757	$13.12	to	$12.37	$24,487,684	1.97%	1.25%	to	1.75%	(18.73)%	to	(19.14)%
12/31/2017	1,963,789	16.14	to	15.29	30,878,068	1.18	1.25	to	1.75	31.27	to	30.61
12/31/2016	2,311,383	12.30	to	11.71	27,752,368	1.14	1.25	to	1.75	(2.63)	to	(3.11)
12/31/2015	2,585,731	12.63	to	12.09	31,956,608	1.43	1.25	to	1.75	(1.15)	to	(1.64)
12/31/2014	2,943,669	12.78	to	12.29	36,892,378	1.44	1.25	to	1.75	(5.59)	to	(6.06)
Wanger USA
12/31/2018	426,380	27.73	to	25.82	11,402,884	0.09	1.25	to	1.75	(2.69)	to	(3.18)
12/31/2017	486,262	28.49	to	26.67	13,398,953	—	1.25	to	1.75	18.10	to	17.51
12/31/2016	618,019	24.13	to	22.70	14,459,263	—	1.25	to	1.75	12.28	to	11.72
12/31/2015	673,467	21.49	to	20.32	14,063,092	—	1.25	to	1.75	(1.84)	to	(2.33)
12/31/2014	748,044	21.89	to	20.80	15,954,359	—	1.25	to	1.75	3.48	to	2.97

(1) See footnote 1

*

These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.

**

These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.

***

These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

43

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

6. Administrative and Mortality and Expense Risk Charges

TALIC deducts an annual charge during the accumulation phase, not to exceed $75, proportionately from the subaccounts’ unit values. An annual charge ranging from 1.15% to 1.75% is deducted (based on the death benefit selected) from the unit values of the subaccounts of the Separate Account for TALIC’s assumption of certain mortality and expense risks incurred in connection with the contract. The charge is assessed daily based on the net asset value of the Mutual Fund. Charges for administrative and mortality and expense risk are an expense of the subaccount. Charges reflected above are those currently assessed and may be subject to change. Contract owners should see their actual policy and any related attachments to determine their specific charges.

In addition to M&E, the following subaccounts are assessed a fund fee or credt:

Subaccount	Fund Fee/Credit
American Funds—Asset Allocation Class 2 Shares	0.15%
American Funds—Bond Class 2 Shares	0.15%
American Funds—Growth Class 2 Shares	0.15%
American Funds—Growth-Income Class 2 Shares	0.15%
American Funds—International Class 2 Shares	0.15%
Eaton Vance VT Floating-Rate Income	-0.10%
Franklin Templeton Foreign Class 2 Shares	-0.10%
Franklin Templeton Growth Class 2 Shares	-0.10%
Janus Henderson—Enterprise Service Shares	-0.10%
Janus Henderson—Forty Service Shares	-0.10%
Oppenheimer Main Street® Service Shares	-0.10%
Pioneer High Yield VCT Class II Shares	-0.05%
TA Jennison Growth Initial Class	-0.10%
TA JPMorgan Enhanced Index Initial Class	-0.10%
TA T. Rowe Price Small Cap Initial Class	-0.10%
TA TS&W International Equity Service Class	-0.10%
TA WMC US Growth Service Class	-0.10%

7. Income Tax

Operations of the Separate Account form a part of TALIC, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of TALIC for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from TALIC. Under existing federal income tax laws, the income of the Separate Account is not taxable to TALIC, as long as earnings are credited under the variable annuity contracts.

44

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

8. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

9. Related Parties

Transamerica Capital, Inc. (“TCI”), a wholesaling broker-dealer, is an affiliated entity of TALIC and an indirect wholly owned subsidiary of AEGON N.V. TCI distributes TALIC’s products through broker-dealers and other financial intermediaries.

The subaccounts invest in the mutual funds listed in Footnote 1. These investments include funds managed by Transamerica Asset Management, Inc. (“TAM”). Transamerica Fund Services, Inc. (“TFS”) serves as a transfer agent to TAM, and AEGON USA Asset Management Holding, LLC (“AAM”) serves as a sub-advisor for certain funds managed by TAM. TAM, TFS and AAM are affiliated entities of TALIC and indirect wholly owned subsidiaries of AEGON N.V. Funds managed by TAM are identified by their fund name, which includes reference to Aegon, Transamerica or both. The Separate Account pays management fees to the related funds as detailed in the fund prospectus.

No charges other than those disclosed in Footnote 6 are deducted for the service rendered by related parties.

Contract owners may transfer funds between available subaccount options within the Separate Account. These transfers are performed at unit value at the time of the transfer.

10. Subsequent Events (Unaudited)

Effective July 1, 2019, TALIC merged into Transamerica Life Insurance Company (TLIC) and the Separate Account became a segregated investment account of TLIC, an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. There is no anticipated impact to the financial statements or contract holders.

45

Merrill Lynch Life Variable Annuity

Separate Account A (the “Separate Account”)

Flexible Premium Individual Deferred

Variable Annuity Contract (the “Contract”)

issued by

Transamerica Advisors Life Insurance Company

Home Office: 425 West Capital Avenue

Suite 1800

                  Little Rock, Arkansas

Service Center: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

Phone: (800) 535-5549

offered through

Transamerica Capital, Inc.

Statement of Additional Information May 1, 2014 Merrill Lynch Investor Choice Annuity® (Investor Series)

This individual deferred variable annuity contract (the “Contract”) is designed to provide comprehensive and flexible ways to invest and to create a source of income protection for later in life through the payment of annuity benefits. An annuity is intended to be a long-term investment. Contract owners should consider their need for deferred income before purchasing the Contract. The Contract is issued by Transamerica Advisors Life Insurance Company (“Transamerica”) on a nonqualified basis. It may not be issued as an IRA, Roth IRA, tax-sheltered annuity, SEP IRA, SIMPLE IRA, or purchased through an established tax-qualified custodial account or in connection with a qualified retirement plan or Section 457(b) plan.

This Statement of Additional Information is not a prospectus and should be read together with the Contract’s Prospectus dated May 1, 2014, which is available on request and without charge by writing to or calling Transamerica at the Service Center address or phone number set forth above.

2

Other Information

Selling the Contract

The Contracts are offered to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

Effective May 1, 2008 Transamerica Capital, Inc. (“Transamerica” or “Distributor”) serves as principal underwriter for the Contracts. Distributor is a California corporation and its home office is located at 4600 South Syracuse Street, Suite 1100, Denver, Colorado 80287. Distributor is an indirect, wholly owned subsidiary of Aegon USA, Inc. (“Aegon USA”). Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA (formerly NASD, Inc.). Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) formerly served as principal underwriter for the Contracts. MLPF&S is a Delaware corporation and its home office is located at 4 World Financial Center, New York, New York 10080. MLPF&S is an indirect, wholly owned subsidiary of Merrill Lynch & Co., Inc. MLPF&S is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA. For the years ended December 31, 2013, 2012 and 2011, Transamerica Capital, Inc. received $7,998,378, $7,717,421 and $9,275,868, respectively, in commissions.

Financial Statements

The financial statements of Transamerica included in this Statement of Additional Information should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon the ability of Transamerica to meet any obligations it may have under the Contract.

*Financial statements included in the May 1, 2018 Statement of Additional Information have not been re-filed here.

Calculation of Yields and Total Returns

Money Market Yield

From time to time, Transamerica may quote in advertisements and sales literature the current annualized yield for the BlackRock Money Market V.I. Subaccount for a 7-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the underlying Funds or on their respective portfolio securities. On a Class-specific basis, the current annualized yield is computed by: (a) determining the net change (exclusive of realized gains and losses on the sales of securities and unrealized appreciation and depreciation) at the end of the 7-day period in the value of a hypothetical account under a Contract having a balance of 1 unit at the beginning of the period, (b) dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return; and (c) annualizing this quotient on a 365-day basis. The net change in account value reflects: (1) net income from the Fund attributable to the hypothetical account; and (2) charges and deductions imposed under the Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for: (1) the current asset-based insurance charge for each Class and subaccount (1.15% to 1.40% for the B Class; 1.50% to 1.75% for the C Class; 1.35% to 1.60% for the L Class; and 1.55% to 1.80% for the XC Class); and (2) the annual contract fee. For purposes of calculating current yield for a Contract, an average per unit contract fee is used. Based on our current estimates of anticipated contract size, we have assumed the average per unit contract fee to be 0.05%. On a Class-specific basis, current yield will be calculated according to the following formula:

Current Yield = ((NCF – ES)/UV) × (365/7)

3

Where:

NCF	=	the net change in the value of the Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of 1 unit.

ES	=	per unit expenses for the hypothetical account for the 7-day period.

UV	=	the unit value on the first day of the 7-day period.

Transamerica also may quote the effective yield of the BlackRock Money Market V.I. Subaccount for the same 7-day period, determined on a compounded basis. On a Class-specific basis, the effective yield is calculated by compounding the unannualized base period return according to the following formula:

Effective Yield = (1 + ((NCF – ES)/UV))(365/7) – 1

Where:

NCF	=	the net change in the value of the Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of 1 unit.

ES	=	per unit expenses for the hypothetical account for the 7-day period.

UV	=	the unit value on the first day of the 7-day period.

Because of the charges and deductions imposed under the Contract, the yields for the BlackRock Money Market V.I. Subaccount will be lower than the yield for the corresponding underlying Fund.

The yields on amounts held in the BlackRock Money Market V.I. Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yields for the subaccount are affected by changes in interest rates on money market securities, average portfolio maturity of the underlying Fund, the types and qualities of portfolio securities held by the Fund, and the Fund’s operating expenses. Yields on amounts held in the BlackRock Money Market V.I. Subaccount may also be presented for periods other than a 7-day period.

Other Subaccount Yields

From time to time, Transamerica may quote in sales literature or advertisements the current annualized yield of one or more of the subaccounts (other than the BlackRock Money Market V.I. Subaccount) for a Contract for a 30-day or one-month period on a Class-specific basis. The annualized yield of a subaccount refers to income generated by the subaccount over a specified 30-day or one-month period. Because the yield is annualized, the yield generated by the subaccount during the 30-day or one-month period is assumed to be generated each period over a 12-month period. On a Class-specific basis, the yield is computed by: (1) dividing the net investment income of the Fund attributable to the subaccount units less subaccount expenses for the period; by (2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; then (3) compounding that yield for a 6-month period; and then (4) multiplying that result by 2. Expenses attributable to the subaccount include the current asset-based insurance charge for each Class and subaccount (1.15% to 1.40% for the B Class; 1.50% to 1.75% for the C Class; 1.35% to 1.60% for the L Class; and 1.55% to 1.80% for the XC Class); and the annual contract fee. For purposes of calculating the 30-day or one-month yield, an average contract fee per dollar of account value in the subaccount is used to determine the amount of the charge attributable to the subaccount for the 30-day or one-month period. Based on our current estimates of anticipated contract size, we have assumed the average contract fee to be 0.05%. On a Class-specific basis, the 30-day or one-month yield is calculated according to the following formula:

Yield = 2 × ((((NI – ES)/(U × UV)) + 1)(6) – 1)

4

Where:

NI	=	net investment income of the Fund for the 30-day or one-month period attributable to the subaccount’s units.

ES	=	expenses of the subaccount for the 30-day or one-month period.

U	=	the average number of units outstanding.

UV	=	the unit value at the close of the last day in the 30-day or one-month.

Currently, Transamerica may quote yields on bond subaccounts. Because of the charges and deductions imposed under the Contracts, the yield for a subaccount will be lower than the yield for the corresponding Fund.

The yields on the amounts held in the subaccounts normally will fluctuate over time. Therefore, a disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A subaccount’s actual yields are affected by the types and quality of portfolio securities held by the corresponding Fund, and its operating expenses.

Yield calculations do not take into account the surrender charge on amounts surrendered or withdrawn under the Contract deemed to consist of premiums paid within the applicable surrender charge period. A surrender charge will not be imposed on the “free withdrawal amount” each year.

Total Returns

From time to time, Transamerica also may quote in sales literature or advertisements, total returns, including average annual total returns for one or more of the subaccounts for various periods of time on a Class-specific basis. Average annual total returns will be provided for a subaccount on a Class-specific basis for 1, 5 and 10 years, or for a shorter period, if applicable.

Total returns assume the Contract was surrendered at the end of the period shown, and are not indicative of performance if the Contract was continued for a longer period. Total returns do not reflect any rider charges or bonus amounts if applicable.

Average annual total returns for other periods of time may also be disclosed from time to time. For example, average annual total returns may be provided based on the assumption that a subaccount had been in existence and had invested in the corresponding underlying Fund for the same period as the corresponding Fund had been in operation.

Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under each Class of the Contract to the redemption value or that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will generally be as of the most recent calendar quarter-end. Average annual total returns are calculated for each Class using subaccount unit values calculated on each valuation day based on the performance of the corresponding underlying Fund, the deductions for the current asset-based insurance charge for each Class and subaccount; and the contract fee, and assume a surrender of the Contract at the end of the period for the return quotation. Total returns therefore reflect a deduction of the surrender charge if applicable. Total returns for the XC Class do not reflect the addition of bonus amounts. Total returns do not reflect any rider charges. For purposes of calculating total return, an average per dollar contract fee attributable to the hypothetical account for the period is used. Based on our current estimates of anticipated contract size, we have assumed the average contract fee to be 0.05%. On a Class-specific basis, the average annual total return is then calculated according to the following formula:

TR = ((ERV/P)(1/N)) – 1

5

Where:

TR	=	the average annual total return net of subaccount recurring charges (such as the asset-based insurance charge and contract fee).

ERV	=	the ending redeemable value (net of any applicable surrender charge) at the end of the period of the hypothetical account with an initial payment of $1,000.

P	=	a hypothetical initial payment of $1,000.

N	=	the number of years in the period.

From time to time, Transamerica also may quote in sales literature or advertisements Class-specific total returns for other periods or that do not reflect the surrender charge. These are calculated in exactly the same way as average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any surrender charge on surrender of the Contract. In addition, such nonstandard returns may also be quoted for other periods.

From time to time, Transamerica also may quote in sales literature or advertisements total returns or other performance information for a hypothetical Contract on a Class-specific basis assuming the initial premium is allocated to more than one subaccount or assuming monthly transfers from a specified subaccount to one or more designated subaccounts under a dollar cost averaging program. Transamerica also may quote in sales literature or advertisements total returns or other performance information for a hypothetical Contract on a Class-specific basis assuming participation in an asset allocation or rebalancing program. These returns will reflect the performance of the affected subaccount(s) on a Class-specific basis for the amount and duration of the allocation to each subaccount for the hypothetical Contract. They also will reflect the deduction of the charges described above except for the surrender charge. For example, total return information for a Contract with a dollar cost averaging program for a 12-month period will assume commencement of the program at the beginning of the most recent 12-month period for which average annual total return information is available. This information will assume an initial lump-sum investment in a specified subaccount (the “DCA subaccount”) at the beginning of that period and monthly transfers of a portion of the account value from the DCA subaccount to designated other subaccount(s) during the 12-month period. The total return for the Contract for this 12-month period therefore will reflect the return on the portion of the account value that remains invested in the DCA subaccount for the period it is assumed to be so invested, as affected by monthly transfers, and the return on amounts transferred to the designated other subaccounts for the period during which those amounts are assumed to be invested in those subaccounts. The return for an amount invested in a subaccount will be based on the performance of that subaccount for the duration of the investment, and will reflect the charges described above other than the surrender charge. Performance information for a dollar cost-averaging program also may show the returns for various periods for a designated subaccount assuming monthly transfers to the subaccount, and may compare those returns to returns assuming an initial lump-sum investment in that subaccount. This information also may be compared to various indices, such as the Merrill Lynch 91-day Treasury Bills index or the U.S. Treasury Bills index and may be illustrated by graphs, charts, or otherwise.

6

PART C	OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a)	Financial Statements

All required financial statements are included in Part B of this Registration Statement.

(b)	Exhibits:

	(1)	(a)	Resolution of the Board of Directors of Merrill Lynch Life Insurance Company establishing the Merrill Lynch Life Variable Annuity Separate Account A. Note 1

		(b)	Resolution of Board of Directors of Transamerica Life Insurance Company Approving Plan of Merger with Transamerica Advisors Life Insurance Company. Note 32

		(c)	Resolution of Board of Directors of Transamerica Advisors Life Insurance Company Approving Plan of Merger with Transamerica Life Insurance Company. Note 32

	(2)		Not Applicable.

	(3)	(a)	Amended and Restated Principal Underwriting Agreement – Transamerica Life Insurance Company, on its own behalf and on behalf of the Separate Account and Transamerica Capital, Inc. Note 2

		(b)	Form of Broker/Dealer and Sales Agreement. Note 3

	(4)	(a)	Form of Contract for the Flexible Premium Individual Deferred Variable Annuity (Return of Premium). Note 5

		(b)	Form of Contract for the Flexible Premium Individual Deferred Variable Annuity (Account Value). Note 5

		(c)	Return of Premium NAIC Model Non-Forfeiture Interest Rate Schedule Pages. Note 5

		(d)	Return of Premium Fixed Non-Forfeiture Interest Rate Schedule Pages. Note 5

		(e)	Account Value NAIC Model Non-Forfeiture Interest Rate Schedule Pages. Note 5

		(f)	Account Value Fixed Non-Forfeiture Interest Rate Schedule Pages. Note 5

		(g)	Guaranteed Minimum Income Benefit Endorsement and Schedule Pages. Note 5

		(h)	Return of Premium Guaranteed Minimum Death Benefit Endorsement and Schedule Pages. Note 5

		(i)	Maximum Anniversary Value Guaranteed Minimum Death Benefit Endorsement and Schedule Pages. Note 5

		(j)	Roll-Up Guaranteed Minimum Death Benefit Endorsement and Schedule Pages. Note 5

		(k)	Greater of Maximum Anniversary Value and Roll-Up Guaranteed Minimum Death Benefit Endorsement and Schedule Pages. Note 5

		(l)	Additional Death Benefit Endorsement and Schedule Pages. Note 5

		(m)	Bonus Endorsement and Schedule Pages. Note 6

		(n)	Spousal Beneficiary Continuation Endorsement. Note 5

	(o)	Guaranteed Minimum Withdrawal Benefit Rider and Schedule Pages. Note 7

	(p)	Guaranteed Minimum Income Benefit Plus Endorsement and Schedule Pages. Note 8

	(q)	Schedule Pages for Guaranteed Minimum Income Benefit Endorsement. Note 8

	(r)	Schedule Pages for Guaranteed Minimum Death Benefit Endorsement (GMIB Plus Version). Note 8

	(s)	Schedule Pages for Guaranteed Minimum Death Benefit Endorsement (GMWB Version). Note 8

	(t)	Guaranteed Minimum Death Benefit Rider. Note 9

	(u)	Schedule Pages for Combo MAV 6% Roll-Up Guaranteed Minimum Death Benefit. Note 9

	(v)	Schedule Pages for Return of Premium Guaranteed Minimum Death Benefit. Note 9

	(w)	Schedule Pages for Guaranteed Minimum Withdrawal Benefit (Joint Life). Note 9

	(x)	Schedule Pages for Guaranteed Minimum Withdrawal Benefit (Single Life). Note 9

	(y)	Schedule Pages for Guaranteed Minimum Withdrawal Benefit (Joint Life with Income Enhancement Benefit). Note 9

	(z)	Schedule Pages for Guaranteed minimum Withdrawal Benefit (Single Life with Income Enhancement Benefit). Note 9

	(aa)	Schedule Pages for GMIB EXTRA Guaranteed Minimum Income Benefit. Note 9

	(bb)	Guaranteed Minimum Withdrawal Benefit riders. Note 2

(5)	(a)	Form of Application for the Flexible Premium Individual Variable Annuity. Note 7

(6)	(a)	Articles of Incorporation of Transamerica Life Insurance Company. Note 10

	(b)	Bylaws of Transamerica Life Insurance Company. Note 10

(7)		Reinsurance Agreements.

	(a)	GMDB Reinsurance Agreement between MLLIC and ACE Tempest and Amendment No. 1. Note 26

	(a)(1)	Amendment No. 2 to the GMDB Reinsurance Agreement Note 25

(7)	(b)	GMIB Reinsurance Agreement between MLLIC and ACE Tempest Agreement and Amendments No. 1 and 2. Note 25

	(b)(1)	Amendment No. 3 to the GMIB Reinsurance Agreement Note 25

(7)	(c)	DBER Reinsurance Agreement between MLLIC and ACE Tempest and Amendments No. 1 and 2. Note 25

	(c)(1)	Amendment No. 3 to the DBER Reinsurance Agreement Note 25

(8)	(a)	Amended General Agency Agreement. Note 11

(8)	(b)	Indemnity Agreement Between Merrill Lynch Life Insurance Company and Merrill Lynch Life Agency, Inc. Note 1

(8)	(c)	Management Agreement Between Merrill Lynch Life Insurance Company and Merrill Lynch Asset Management, Inc. Note 1

(8)	(d)	Agreement Between Merrill Lynch Life Insurance Company and Merrill Lynch Variable Series Funds, Inc. Relating to Maintaining Constant Net Asset Value for the Domestic Money Market Fund. Note 1

(8)	(e)	Agreement Between Merrill Lynch Life Insurance Company and Merrill Lynch Variable Series Funds, Inc. Relating to Valuation and Purchase Procedures. Note 1

(8)	(f)	Amended Service Agreement Between Merrill Lynch Life Insurance Company and Merrill Lynch Insurance Group, Inc. Note 11

(8)	(g)	Reimbursement Agreement Between Merrill Lynch Asset Management, L.P. and Merrill Lynch Life Agency, Inc. Note 1

(8)	(h)	Amendment to the Reimbursement Agreement Between Merrill Lynch Asset Management, L.P. and Merrill Lynch Life Agency, Inc. Note 12

(8)	(i)	Agreement between Merrill Lynch Life Insurance Company and Merrill Lynch Series Fund, Inc. Note 13

(8)	(j)	Form of Participation Agreement Between BlackRock Variable Series Funds Inc. (formerly Merrill Lynch Variable Series Funds, Inc.) and Merrill Lynch Life Insurance Company. Note 1

(8)	(k)	Amendment to the Participation Agreement Between BlackRock Variable Series Funds Inc. (formerly Merrill Lynch Variable Series Funds, Inc.) and Merrill Lynch Life Insurance Company. Note 12

	(k)(1)	Amendment to Agreements (BlackRock Confidential Information). Note 29

	(k)(2)	Amendment No. 8 to Participation Agreement (BlackRock). Note 31

(8)	(l)	Participation Agreement By And Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., and Merrill Lynch Life Insurance Company. Note 14

(8)	(m)	Amendment to the Participation Agreement By And Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., and Merrill Lynch Life Insurance Company. Note 12

	(m)(1)	Amendment to Participation Agreement (AIM). Note 27

	(m)(2)	Amendment No. 10 to Participation Agreement (AIM). Note 31

(8)	(n)	Form of Participation Agreement Among Merrill Lynch Life Insurance Company, Alliance Capital Management L.P., and Alliance Fund Distributors, Inc. Note 1

(8)	(o)	Amendment to the Participation Agreement Among Merrill Lynch Life Insurance Company, Alliance Capital Management L.P., and Alliance Fund Distributors, Inc. dated May 1, 1997. Note 12

(8)	(p)	Amendment to the Participation Agreement Among Merrill Lynch Life Insurance Company, Alliance Capital Management L.P., and Alliance Fund Distributors, Inc. dated June 5, 1998. Note 12

(8)	(q)	Amendment to the Participation Agreement Among Merrill Lynch Life Insurance Company, Alliance Capital Management L.P., and Alliance Fund Distributors, Inc. dated July 22, 1999. Note 12

(8)	(r)	Form of Participation Agreement Between Davis Variable Account Fund, Inc. and Merrill Lynch Life Insurance Company. Note 15

	(r)(1)	Amendment to Agreements (Davis Confidential Information). Note 29

	(r)(2)	Amendment No. 6 to Participation Agreement (Davis). Note 31

	(r)(3)	Amendment No. 7 to Participation Agreement (Davis). Note 31

(8)	(s)	Form of Participation Agreement Between PIMCO Variable Insurance Trust and Merrill Lynch Life Insurance Company. Note 15

(8)	(t)	Form of Participation Agreement Between Van Kampen Life Investment Trust and Merrill Lynch Life Insurance Company. Note 15

(8)	(u)	Form of Participation Agreement Between American Century Variable Portfolios, Inc. and Merrill Lynch Life Insurance Company. Note 16

	(u)(1)	Amendment of Agreements (American Century Confidential Information). Note 29

	(u)(2)	Amendment No. 4 to Participation Agreement (American Century). Note 31

(8)	(v)	Form of Participation Agreement Between Federated Securities Corp., Insurance Series, and Merrill Lynch Life Insurance Company. Note 17

	(v)(1)	Participation Agreement (Federated). Note 28

	(v)(2)	Amendment No. 1 to Participation Agreement (Federated). Note 29

	(v)(3)	Amendment No. 2 to Participation Agreement (Federated). Note 30

	(v)(4)	Amendment of Agreements (Federated Confidential Information). Note 29

(8)	(w)	Form of Participation Agreement Between PIMCO Advisors VIT, OCC Distributors LLC, and Merrill Lynch Life Insurance Company. Note 17

	(w)(1)	Assignment and Amendment (PIMCO). Note 30

	(w)(2)	Amendment No. 7 to Participation Agreement (PIMCO). Note 33

(8)	(x)	Form of Rule 22c-2 Shareholder Information Agreement Between AllianceBernstein Investor Form of Participation Agreement Between American Funds Insurance Series, Capital Research and Management Company, and Merrill Lynch Life Insurance Company. Note 18

	(x)(1)	Amendment to Agreements (American Funds Confidential Information). Note 30

	(x)(2)	Amendment No. 2 to Participation Agreement (American Funds). Note 31

(8)	(y)	Form of Participation Agreement Between Cohen & Steers VIF Realty Fund, Inc., Cohen & Steers Securities, LLC, and Merrill Lynch Life Insurance Company. Note 18

(8)	(z)	Form of Participation Agreement Between Dreyfus Variable Investment Fund, The Dreyfus Corporation, and Merrill Lynch Life Insurance Company. Note 18

(8)	(aa)	Form of Participation Agreement Between Eaton Vance Variable Trust, Eaton Vance Distributors, Inc., and Merrill Lynch Life Insurance Company. Note 18

	(aa)(1)	Amendment to Agreements (Eaton Vance Confidential Information). Note 30

	(aa)(2)	Amendment No. 3 to Participation Agreement (Eaton Vance). Note 31

(8)	(bb)	Form of Participation Agreement Between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Merrill Lynch Life Insurance Company, and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Note 18

	(bb)(1)	Amendment to Participation Agreement (Franklin Templeton). Note 27

	(bb)(2)	Amendment to Participation Agreement (Franklin Templeton). Note 30

	(bb)(3)	Update Schedule A Revision 5-1-2014 (Franklin Templeton) Note 31

(8)	(cc)	Form of Participation Agreement Between Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc., Pioneer Funds Distributor, Inc., and Merrill Lynch Life Insurance Company. Note 18

(8)	(dd)	Form of Participation Agreement Between Wanger Advisors Trust, Columbia Funds Distributor, Inc., and Merrill Lynch Life Insurance Company. Note 18

(8)	(ee)	Form of Participation Agreement Between Oppenheimer Variable Account Funds, OppenheimerFunds, Inc., and Merrill Lynch Life Insurance Company. Note 18

	(ee)(1)	Amendment to Agreements (Oppenheimer Confidential Information). Note 30

	(ee)(2)	Amendment No. 2 to Participation Agreement (Oppenheimer). Note 31

(8)	(ff)	Form of Amendment to Participation Agreement Between Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc., Pioneer Funds Distributor, Inc., and Merrill Lynch Life Insurance Company. Note 19

(8)	(gg)	Form of Rule 22c-2 Shareholder Information Agreement Between AIM Investment Services, Inc. and Merrill Lynch Life Insurance Company. Note 20

(8)	(hh)	Form of Rule 22c-2 Shareholder Information Agreement Between AllianceBernstein Investor Services, Inc. and Merrill Lynch Life Insurance Company. Note 20

(8)	(ii)	Form of Rule 22c-2 Shareholder Information Agreement Between American Funds Service Company and Merrill Lynch Life Insurance Company. Note 21

(8)	(jj)	Form of Rule 22c-2 Shareholder Information Agreement Between BlackRock Distributors, Inc. and Merrill Lynch Life Insurance Company. Note 22

(8)	(kk)	Form of Rule 22c-2 Shareholder Information Agreement Between Cohen & Steers Securities, LLC and Merrill Lynch Life Insurance Company. Note 23

(8)	(ll)	Form of Rule 22c-2 Shareholder Information Agreement Between Davis Variable Account Fund, Inc., Davis Distributors, LLC and Merrill Lynch Life Insurance Company. Note 20

(8)	(mm)	Form of Rule 22c-2 Shareholder Information Agreement Between Dreyfus Service Corporation and Merrill Lynch Life Insurance Company. Note 23

(8)	(nn)	Form of Rule 22c-2 Shareholder Information Agreement Between Eaton Vance Distributors, Inc. and Merrill Lynch Life Insurance Company. Note 23

(8)	(oo)	Form of Rule 22c-2 Shareholder Information Agreement Between Federated Securities Corp. and Merrill Lynch Life Insurance Company. Note 20

(8)	(pp)	Form of Rule 22c-2 Shareholder Information Agreement Between Franklin/Templeton Distributors, Inc. and Merrill Lynch Life Insurance Company. Note 23

(8)	(qq)	Form of Participation Agreement Between MLIG Variable Insurance Trust, Merrill Lynch Pierce, Fenner & Smith, Inc., and Merrill Lynch Life Insurance Company. Note 22

(8)	(rr)	Form of Rule 22c-2 Shareholder Information Agreement Between OppenheimerFunds Services, OppenheimerFunds Distributor, Inc. and Merrill Lynch Life Insurance Company. Note 21

(8)	(ss)	Form of Rule 22c-2 Shareholder Information Agreement Between Allianz Global Investors Distributors LLC and Merrill Lynch Life Insurance Company. Note 20

(8)	(tt)	Form of Rule 22c-2 Shareholder Information Agreement Between Pioneer Investment Management Shareholder Services, Inc. and Merrill Lynch Life Insurance Company. Note 23

(8)	(uu)	Form of Rule 22c-2 Shareholder Information Agreement Between Van Kampen Funds, Inc. and Merrill Lynch Life Insurance Company. Note 20

(8)	(vv)	Form of Rule 22c-2 Shareholder Information Agreement Between Columbia Management Services, Inc. and Merrill Lynch Life Insurance Company. Note 23

(8)	(ww)	Form of Amendment to Participation Agreement by and among Alliance Capital Management L.P., AllianceBernstein Investment Research and Management, Inc. and Merrill Lynch Life Insurance Company. Note 20

	(ww)(1)	Amendment of Agreements (AllianceBernstein Confidential Information). Note 29

	(ww)(2)	Amendment No. 12 to Participation Agreement (AllianceBernstein). Note 31

(8)	(xx)	Form of Amendment to Participation Agreement by and among Premier VIT, Allianz Global Investors Distributors LLC, and Merrill Lynch Life Insurance Company. Note 20

(8)	(yy)	Form of Amendment to Participation Agreement by and among PIMCO Variable Insurance Trust, Allianz Global Investors Distributors LLC and Merrill Lynch Life Insurance Company. Note 20

(8)	(zz)	Form of Amendment to Participation Agreement by and among Columbia Management Distributors, Inc., Wanger Advisors Trust, and Merrill Lynch Life Insurance Company. Note 23

(8)	(aaa)	Form of Participation Agreement by and among Janus Distributors LLC and Merrill Lynch Life Insurance Company. Note 23

	(aaa)(1)	Amendment No. 1 to Participation Agreement (Janus). Note 26

	(aaa)(2)	Amendment No. 3 to Participation Agreement (Janus). Note 31

(8)	(bbb)	Form of Amendment to Participation Agreement by and among Eaton Vance Variable Trust, Eaton Vance Distributors, Inc., and Merrill Lynch Life Insurance Company. Note 23

(8)	(ccc)	Shareholder Service Agreement by and among American Funds Distributors and Merrill Lynch Life Insurance Company. Note 2

(8)	(ddd)	Service Agreement by and between Davis Distributors, LLC and Merrill Lynch Life Insurance Company. Note 2

(8)	(eee)	Assignment of Letter Agreement by and between Janus Capital Management LLC and Merrill Lynch Life Insurance Company. Note 2

(8)	(fff)	Participation Agreement by and among MLIG Variable Insurance Trust, Merrill Lynch Pierce Fenner & Smith Inc., Roszel Advisors, LLC, and Merrill Lynch Life Insurance Company. Note 2

	(8)	(ggg)	Services Agreement between Pacific Investment Management Company and Merrill Lynch Life Insurance Company. Note 2

	(8)	(hhh)	Services Agreement between PIMCO Variable Insurance Trust and Merrill Lynch Life Insurance Company. Note 2

	(8)	(iii)	Amendment No. 2 to the Participation Agreement by and among Pioneer Variable Contracts Trust, Merrill Lynch Life Insurance Company, Pioneer Investment Management, Inc., and Pioneer Funds Distributor, Inc. Note 2

		(iii)(1)	Amendment of Agreements (Pioneer Confidential Information). Note 30

		(iii)(2)	Amendment No. 4 to Participation Agreement (Pioneer). Note 31

	(8)	(jjj)	Keep Well Agreement between AEGON USA, Inc. and Merrill Lynch Life Insurance Company. Note 3

	(8)	(kkk)	Purchase Agreement between Merrill Lynch Insurance Group, Inc., Merrill Lynch & Co., Inc., and AEGON USA, Inc. Note 24

	(8)	(lll)	First Amendment to Purchase Agreement between Merrill Lynch Insurance Group, Inc., Merrill Lynch & Co., Inc., and AEGON USA, Inc. Note 4

	(8)	(mmm)	Participation Agreement (TST). Note 26

(mmm)(1) Amendment No. 2 to Participation Agreement (TST). Note 26

(mmm)(2) Amendment No. 3 to Participation Agreement (TST). Note 27

(mmm)(3) Summary Prospectus Amendment (TST). Note 28

(mmm)(4) Amendment to Participation Agreement (TST). Note 29

(mmm)(5) Amendment No. 4 to Participation Agreement (TST). Note 30

(mmm)(6) Amendment No. 5 to Participation Agreement (TST). Note 29

(mmm)(7) Amendment No. 6 to Participation Agreement (TST). Note 31

(mmm)(8) Amendment No. 7 to Participation Agreement (TST). Note 31

(mmm)(9) Schedule A Revision to Participation Agreement (TST). Note 31

	(9)		Opinion and Consent of Counsel Note 32

	(10)		Consent of independent registered public accounting firm. Note 32

	(11)		Not applicable.

	(12)		Not applicable.

	(13)		Powers of Attorney Blake S. Bostwick, David Schulz, Jay Orlandi, Eric J. Martin, Katherine A. Schulze, Mark W. Mullin, C. Michiel van Katwijk. Note 32

Note 1.	Incorporated by reference to Post-Effective Amendment No. 10 to Form N-4 Registration Statement (File No. 33-43773) filed on December 10, 1996.

Note 2.	Incorporated by reference to the Initial Filing of Form N-4 Registration Statement (File No. 333-187912) filed on April 15, 2013.

Note 3.	Incorporated by reference to the Initial Filing of Form N-4 Registration Statement (File No. 033-33085) filed on April 27, 2001.

Note 4.	Incorporated by reference to Merrill Lynch Life Insurance Company’s Report on Form 8-K (File No. 33-26322) filed on January 4, 2008.

Note 5.	Incorporated by reference to the Initial Filing of Form N-4 Registration Statement (File No. 333-118362) filed on August 19, 2004.

Note 6.	Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-118362) filed on January 31, 2005.

Note 7.	Incorporated by reference to Post-Effective Amendment No. 3 to Form N-4 Registration Statement (File No. 333-118362) filed on December 2, 2005.

Note 8.	Incorporated by reference to Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-118362) filed on September 27, 2006.

Note 9.	Incorporated by reference to Post-Effective Amendment No. 8 to Form N-4 Registration Statement (File No. 333-118362) filed on February 22, 20080.

Note 10.	Incorporated by reference to the Initial Filing of Form N-4 Registration Statement (File No .333-169445) filed on September 17, 2010.

Note 11.	Incorporated by reference to Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 33-43773) filed on April 28, 1994.

Note 12.	Incorporated by reference to the Initial Filing of Form N-4 Registration Statement (File No. 333-90243) filed on November 3, 1999.

Note 13.	Incorporated by reference to Post-Effective Amendment No. 8 to Form S-6 Registration Statement (File No. 33-55472) filed on April 29, 1997.

Note 14.	Incorporated by reference to Post-Effective Amendment No. 11 to Form N-4 Registration Statement (File No. 33-43773) filed on April 23, 1997.

Note 15.	Incorporated by reference to Pre-Effective Amendment No. 2 to Form N-4 Registration Statement (File No. 333-90243) filed on March 31, 2000.

Note 16.	Incorporated by reference to Post-Effective Amendment No. 19 to Form N-4 Registration Statement (File No. 33-43773) filed on April 30, 2001.

Note 17.	Incorporated by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-90243) filed on April 23, 2004.

Note 18.	Incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-118362) filed on April 25, 2005.

Note 19.	Incorporated by reference to Post-Effective Amendment No. 4 to Form N-4 Registration Statement (File No. 333-118362) filed on April 21, 2006.

Note 20.	Incorporated herein by reference to Post-Effective Amendment No. 30 to Form N-4 Registration Statement (File No. 33-43773) filed on April 17, 2007.

Note 21.	Incorporated herein by reference to Post-Effective Amendment No. 17 to Form N-4 Registration Statement (File No. 333-91098) filed on April 18, 2007.

Note 22.	Incorporated herein by reference to Post-Effective Amendment No. 6 to Form N-4 Registration Statement (File No. 333-73544) filed on April 17, 2007.

Note 23.	Incorporated by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-118362) filed on April 24, 2007.

Note 24.	Incorporated by reference to Merrill Lynch Life Insurance Company’s Report on Form 8-K (File No. 33-26322) filed on August 17, 2007.

Note 25.	Incorporated by reference to Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 333-118362) filed on April 28, 2009.

Note 26.	Incorporated by reference to Post-Effective Amendment No. 13 to Form N-4 Registration Statement (File No. 333-118362) filed on April 23, 2010.

Note 27.	Incorporated by reference to Post-Effective Amendment No. 15 to Form N-4 Registration Statement (File No. 333-118362) filed on April 26, 2011.

Note 28.	Incorporated by reference to Post-Effective Amendment No. 16 to Form N-4 Registration Statement (File No. 333-118362) filed on April 23, 2012.

Note 29.	Incorporated by reference to Post-Effective Amendment No. 36 to Form N-4 Registration Statement (File No. 33-43773) filed on September 10, 2012.

Note 30.	Incorporated by reference to Post-Effective Amendment No. 17 to Form N-4 Registration Statement (File No. 333-118362) filed on April 23, 2013.

Note 31.	Incorporated by reference to Post-Effective Amendment No. 18 to Form N-4 Registration Statement (File No. 333-118362) filed on April 21, 2014.

Note 32.	Filed herewith.

Item 25.  Directors and Officers of the Depositor (Transamerica Life Insurance Company)

Name and Business Address	Principal Positions and Offices with Depositor

Blake S. Bostwick 1801 California St. Suite 5200 Denver, CO 80202	Director and President

Eric J. Martin 4333 Edgewood Road, N.E. Cedar Rapids, IA 52499-0001	Controller, Senior Vice President and Assistant Treasurer

Mark W. Mullin 100 Light Street Baltimore, MD 21202	Director and Chairman of the Board

Jay Orlandi 100 Light Street Baltimore, MD 21202	Director, Executive Vice President, Secretary and General Counsel

David Schulz 4333 Edgewood Road, N.E. Cedar Rapids, IA 52499	Director, Chief Tax Officer and Senior Vice President

C. Michiel van Katwijk 100 Light Street Baltimore, MD 21202	Director, Executive Vice President, Chief Financial Officer and Treasurer

Item 26. Persons Controlled by or under Common Control with the Depositor or Registrant.

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
25 East 38th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

239 West 20th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

313 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

319 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

AEGON Affordable Housing Debt Fund I, LLC	Delaware	Members: AHDF Manager I, LLC (0.01%), Mangaging Member; Transamerica Life Insurance Company (5%); non-AEGON affiliates: Dominium Taxable Fund I, LLC (94.99%)	Affordable housing loans

Aegon Affordable Housing Debt Fund II, LLC	Delaware	Members: Manager Member—AHDF Manager II, LLC (0.01%); Transamerica Life Insurance Company (99.99%)	Affordable housing loans

Aegon Affordable Housing Debt Fund III, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Affordable housing loans

AEGON AM Funds, LLC	Delaware	AEGON USA Investment Management, LLC is the Manager; equity will be owned by clients/investors of AEGON USA Investment Management, LLC	To serve as a fund for a client and offer flexilbility to accommodate other similarly situated clients.

AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding, LLC	Registered investment advisor

Aegon Community Investments 50, LLC	Delaware	Members: Aegon Community Investments 50, LLC (0.10%); Transamerica Financial Life Insurance Company (25.49750%); Transamerica Premier Life Insurance Company (25.49750%); non-AEGON affiliate, Citibank, N.A. (48.9950%)	Investments

Aegon Community Investments 51, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 52, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 53, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 54, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 55, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Aegon Community Investments 56, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Aegon Community Investments 57, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 58, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 59, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 60, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON Direct Marketing Services, Inc.	Maryland	Transamerica Premier Life Insurance Company owns 103,324 shares; Commonwealth General Corporation owns 37,161 shares	Marketing company

AEGON Direct Marketing Services International, LLC	Maryland	100% AUSA Holding, LLC	Marketing arm for sale of mass marketed insurance coverage

AEGON Direct Marketing Services Mexico, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide management advisory and technical consultancy services.

AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide marketing, trading, telemarketing and advertising services in favor of any third party, particularly in favor of insurance and reinsurance companies.

AEGON Energy Management, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Company	Marketing

AEGON Funding Company, LLC.	Delaware	Sole Member: Transamerica Corporation	Issue debt securities-net proceeds used to make loans to affiliates

Aegon Global Services, LLC	Iowa	Sole Member: Commonwealth General Corporation	Holding company

AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and administrative services to insurance companies

AEGON Life Insurance Agency Inc.	Taiwan	100% AEGON Direct Marketing Services, Inc. (Taiwan Domiciled)	Life insurance

Aegon LIHTC Fund 50, LLC	Delaware	Members: Aegon Community Investments 50, LLC (0.01%); Transamerica Financial Life Insurance Company (25.49750%); Transamerica Premier Life Insurance Company (25.49750%); non-affiliate of AEGON, Citibank, N.A. (48.9950%)	Investments

Aegon LIHTC Fund 51, LLC	Delaware	Members: Aegon Community Investments 51, LLC (.01%) as Managing Member; non-affiliate of AEGON, Citibank, N.A. (99.99%)	Investments

Aegon LIHTC Fund 52, LLC	Delaware

Members: Transamerica Financial Life Insurance Company (10.18%); Transamerica Life Insurance Company (1%); Managing Member—Aegon Community Investments 52, LLC (0.01%); non-affiliates of AEGON, Citibank, N.A. (49%); California Bank & Trust (5.21%); Pacific West Bank (7.58%); Ally Bank (11.35%); US Bank

(7.58%); Bank of the West (7.46%)

Investments

Aegon LIHTC Fund 54, LLC	Delaware	Sole Member: Aegon Community Investments 54, LLC	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Aegon LIHTC Fund 55, LLC	Delaware	Members: Investor Member—Transamerica Premier Life Insurance Company (2.8195%); non-affiliates of AEGON, Citibank, N.A. (21.6890%), Ally Bank (8.2090%), Bank of Hope (14.2687%), Lake City Bank (1.4679%), Securian (MLIC) (7.4614%), The Guardian Life Insurance Company of America (10.4477%), U.S. Bancorp Community Development Corporation (22.0987%), ZB National Association (1.8110%). Managing Member—Aegon Community Investments 55, LLC (0.0100%).	Investments

Aegon LIHTC Fund 57, LLC	Delaware	Members: Managing Member—Aegon Community Investments 57, LLC (.01%); non-affiliate of AEGON, Bank of America, N.A. as investor Member (99.99%)	Investments

Aegon LIHTC Fund 58, LLC	Delaware	Sole Member: Aegon Community Investments 58, LLC	Investments

Aegon LIHTC Fund 60, LLC	Delaware	Sole Member: Aegon Community Investments 60, LLC	Investments

AEGON Managed Enhanced Cash, LLC	Delaware	Members: Transamerica Life Insurance Company (81.4852%) ; Transamerica Premier Life Insurance Company (18.5148%)	Investment vehicle for securities lending cash collateral

AEGON Management Company	Indiana	100% Transamerica Corporation	Holding company

Aegon Market Neutral Income Fund, LLC	Delaware	AEGON USA Investment Management, LLC is the sole Member until the first investor buys in, then the entity will be managed by a 3-Member Board of Managers.	Investments

Aegon Multi-Family Equity Fund, LLC	Delaware	Members: Transamerica Life Insurance Company (63%); Transamerica Financial Life Insurance Company (20%); Transamerica Premier Life Insurance Company (17%); Non- Member Manager—AMFETF Manager, LLC (0%)	Investments

Aegon Opportunity Zone Fund Joint Venture 1, LLC	Delaware	Sole Member: Aegon OZF Investments 1, LLC	Investments

Aegon OZF Investments 1, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

Aegon Upsream Energy Fund, LLC	Delaware	Sole Member: AEGON Energy Management, LLC	Investments

AEGON USA Asset Management Holding, LLC	Iowa	Sole Member: AUSA Holding, LLC	Holding company

AEGON USA Investment Management, LLC	Iowa	Sole Member: AEGON USA Asset Management Holding, LLC	Investment advisor

AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company

AEGON USA Realty Advisors, LLC	Iowa	Sole Member: AEGON USA Asset Management Holding, LLC	Administrative and investment services

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON USA Realty Advisors of California, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Investments

Aegon Workforce Housing Fund 2 Holding Company, LLC	Delaware	Sole Member: Aegon Workforce Housing Fund 2, LP	Holding company

Aegon Workforce Housing Fund 2, LP	Delaware	General Partner is AWHF2 General Partner, LLC. Fund Partners: Transamerica Life Insurance Company (63%), Transamerica Financial Life Insurance Company (20%) and Transamerica Premier Life Insurance Company (17%)	Investments

AFSG Securities Corporation	Pennsylvania	100% Commonwealth General Corporation	Inactive

AHDF Manager I, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

AHDF Manager II, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

AHDF Manager III, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

ALH Properties Eight LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Eleven LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Four LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Nine LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Seven LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Seventeen LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Sixteen LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Ten LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Twelve LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Two LLC	Delaware	Sole Member: FGH USA LLC	Real estate

AMFETF Manager, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

AMTAX HOLDINGS 308, LLC	Ohio	TAHP Fund II, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 347, LLC	Ohio	TAHP Fund II, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 388, LLC	Ohio	TAHP Fund II, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 483, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 546, LLC	Ohio	TAHP Fund II, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AMTAX HOLDINGS 559, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 561, LLC	Ohio	TAHP Fund VII, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 567, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 588, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 613, LLC	Ohio	Garnet LIHTC Fund VII, LLC—99% Member; Cupples State LIHTC Investors, LLC—1% Member; TAH Pentagon Funds, LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 639, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 649, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 672, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 713, LLC	Ohio	TAHP Fund II, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

Apollo Housing Capital Arrowhead Gardens, LLC	Delaware	Sole Member: Garnet LIHTC Fund XXXV, LLC	Affordable housing

AUIM Credit Opportunities Fund, LLC	Delaware	Members: AEGON USA Invesmtent Management, LLC (98.36%); non- affiliate of AEGON (1.64%)	Investment vehicle

AUSA Holding, LLC	Maryland	Sole Member: 100% Transamerica Corporation	Holding company

AUSA Properties, Inc.	Iowa	100% AEGON USA Realty Advisors, LLC	Own, operate and manage real estate

AWHF2 General Partner, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

AXA Equitable AgriFinance, LLC	Delaware	Members: AEGON USA Realty Advisors, LLC (50%); AXA Equitable Life Insurance Company, a non-affiliate of AEGON (50%)	Agriculturally-based real estate advisory services

Barfield Ranch Associates, LLC	Florida	Members: Mitigation Manager, LLC (50%); non-affiliate of AEGON, OBPFL- Barfield, LLC (50%)	Investments

Bay Area Community Investments I, LP	California	Partners: 69.995% Transamerica Life Insurance Company; 29.995% Transamerica Premier Life Insurance Company; 0.01% Transamerica Affordable housing, Inc.	Investments in low income housing tax credit properties

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Bay State Community Investments I, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments in low income housing tax credit properties

Bay State Community Investments II, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments in low income housing tax credit properties

Carle Place Leasehold SPE, LLC	Delaware	Sole Member: Transamerica Financial Life Insurance Company	Lease holder

Cedar Funding, Ltd.	Cayman Islands	100% Transamerica Life Insurance Company	Investments

Commonwealth General Corporation	Delaware	100% Transamerica Corporation	Holding company

Creditor Resources, Inc.	Michigan	100% AUSA Holding, LLC	Credit insurance

CRI Solutions Inc.	Maryland	100% Creditor Resources, Inc.	Sales of reinsurance and credit insurance

Cupples State LIHTC Investors, LLC	Delaware	Sole Member: Garnet LIHTC Fund VIII, LLC	Investments

FD TLIC, Limited Liability Company	New York	100% Transamerica Life Insurance Company	Broadway production

FGH Realty Credit LLC	Delaware	Sole Member: FGH USA, LLC	Real estate

FGH USA LLC	Delaware	Sole Member: RCC North America LLC	Real estate

FGP 90 West Street LLC	Delaware	Sole Member: FGH USA LLC	Real estate

FGP West Street LLC	Delaware	Sole Member: FGP West Mezzanine LLC	Real estate

Fifth FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate

Financial Planning Services, Inc.	District of Columbia	100% Commonwealth General Corporation	Management services

First FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate

Fourth FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate

Garnet Assurance Corporation	Kentucky	100% Transamerica Life Insurance Company	Investments

Garnet Assurance Corporation II	Iowa	100% Commonwealth General Corporation	Business investments

Garnet Assurance Corporation III	Iowa	100% Transamerica Life Insurance Company	Business investments

Garnet Community Investments, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments III, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Business investments

Garnet Community Investments IV, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments V, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments VI, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments VII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Community Investments VIII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments IX, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments X, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments XI, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments XII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments XVIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XX, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXIV, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXV, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XXVII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVIII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXIX, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXX, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXI, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIV, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXV, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVI, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVIII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIX, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Community Investments XL, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XLI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLIV, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLVI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLVII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLVIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLIX, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet ITC Fund XLIII, LLC	Delaware	Members: Garnet Community Investments XLIII, LLC (0%) asset Manager: non-affiliate of AEGON, Solar TC Corp. (100%) investor Member	Investments

Garnet LIHTC Fund III, LLC	Delaware	Members: Garnet Community Investments III, LLC (0.01%); Jefferson-Pilot Life Insurance Company, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund IV, LLC	Delaware	Members: Garnet Community Investments IV, LLC (0.01%); Goldenrod Asset Management, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund V, LLC	Delaware	Members: Garnet Community Investments V, LLC (0.01%); Lease Plan North America, Inc., a non- AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VI, LLC	Delaware	Members: Garnet Community Investments VI, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments

Garnet LIHTC Fund VII, LLC	Delaware	Members: Garnet Community Investments VII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non- AEGON affiliate(99.99%)	Investments

Garnet LIHTC Fund VIII, LLC	Delaware	Members: Garnet Community Investments VIII, LLC (99.99%); Transamerica Life Insurance Company (0.01%) J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund IX, LLC	Delaware	Members: Garnet Community Investments IX, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund X, LLC	Delaware	Members: Garnet Community Investments X, LLC (0.01%); Goldenrod Asset Management, a non- AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XI, LLC	Delaware	Members: Garnet Community Investments XI, LLC (99.99%) and Transamerica Life Insurance Company (0.01%)	Investments

Garnet LIHTC Fund XII, LLC	Delaware	Members: Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XII-A, LLC	Delaware	Members: Garnet Community Investments XII, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-B, LLC	Delaware	Members: Garnet Community Investments XII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non- AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-C, LLC	Delaware	Members: Garnet Community Investments XII, LLC (.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIII, LLC	Delaware	Members: Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XIII-A, LLC	Delaware	Members: Garnet Community Investments XII, LLC (.01%); J.P. Morgan Chase Bank, N.A., a non- AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIII-B, LLC	Delaware	Members: Garnet Community Investments XII, LLC (.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIV, LLC	Delaware	Members: 0.01% Garnet Community Investments, LLC (0.01%); Wells Fargo Bank, N.A. (49.995%); and Goldenrod Asset Management, Inc.(49.995%), both non-AEGON affiliates	Investments

Garnet LIHTC Fund XV, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XVI, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); FNBC Leasing Corporation, a non-AEGON entity (99.99%)	Investments

Garnet LIHTC Fund XVII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Special Situations Investing Group II, LLC, a non-affiliate of AEGON (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XVIII, LLC	Delaware	Members: Garnet Community Investments XVIII, LLC (0.01%); Verizon Capital Corp., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIX, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XX, LLC	Delaware	Sole Member—Garnet Community Investments XX, LLC	Investments

Garnet LIHTC Fund XXI, LLC	Delaware	Sole Member: Garnet Community Investments, LLC	Investments

Garnet LIHTC Fund XXII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXIII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Idacorp Financial Services, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXIV, LLC	Delaware	Members: Garnet Community Investments XXIV, LLC (0.01% as Managing Member); Transamerica Life Insurance Company (21.26%); non- affiliates of AEGON: New York Life Insurance Company (25.51%), New York Life Insurance and Annuity Corporation (21.73%) and Principal Life Insurance Company (31.49%)	Investments

Garnet LIHTC Fund XXV, LLC	Delaware	Members: Garnet Community Investment XXV, LLC (0.01%); Garnet LIHTC Fund XXVIII LLC (1%); non-affiliates of AEGON: Mt. Hamilton Fund, LLC (97.99%); Google Affordable housing I LLC (1%)	Investments

Garnet LIHTC Fund XXVI, LLC	Delaware	Members: Garnet Community Investments XXVI, LLC (0.01%); American Income Life Insurance Company, a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund XXVII, LLC	Delaware	Members: Garnet Community Investments XXVII, LLC (0.01%); Transamerica Life Insurance Company (16.7045%); non-affiliates of AEGON: Aetna Life Insurance Company (30.2856%); New York Life Insurance Company (22.7142%); ProAssurance Casualty Company (3.6343%); ProAssurance Indemnity Company (8.4800%); State Street Bank and Trust Company (18.1714%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXVIII, LLC	Delaware	Members: Garnet Community Investments XXVIII LLC (0.01%); non- affiliates of AEGON: USAA Casualty Insurance Company (17.998%); USAA General Indemnity Company (19.998%); USAA Life Insurance Company (3.999%); United Services Automobile Association (57.994%)	Investments

Garnet LIHTC Fund XXIX, LLC	Delaware	Members: Garnet Community Investments XXIX, LLC (.01%); non- affiliate of AEGON: Bank of America, N.A. (99.99%)	Investments

Garnet LIHTC Fund XXX, LLC	Delaware	Members: Garnet Community Investments XXX, LLC (0.01%); non- affiliate of AEGON, New York Life Insurance Company (99.99%)	Investments

Garnet LIHTC Fund XXXI, LLC	Delaware	Members: Garnet Community Investments XXXI, LLC (0.1%); non- affiliates of AEGON: Thunderbolt Peak Fund, LLC (98.99%); Google Affordable housing I, LLC (1%)	Investments

Garnet LIHTC Fund XXXII, LLC	Delaware	Sole Member: Garnet Community Investments XXXVII, LLC.	Investments

Garnet LIHTC Fund XXXIII, LLC	Delaware	Members: Garnet Community Investment XXXIII, LLC (0.01%); non- affiliate of AEGON, NorLease, Inc. (99.99%)	Investments

Garnet LIHTC Fund XXXIV, LLC	Delaware	Members: Garnet Community Investments XXXIV, LLC (99.99%) and Transamerica Premier Life Insurance Company (0.01%)	Investments

Garnet LIHTC Fund XXXV, LLC	Delaware	Members: Garnet Community Investment XXXV, LLC (0.01%); non- affiliate of AEGON, Microsoft Corporation (99.99%)	Investments

Garnet LIHTC Fund XXXVI, LLC	Delaware	Members: Garnet Community Investments XXXVI, LLC (1%) as managing Member; JPM Capital Corporation, a non-AEGON affiliate (99%) as investor Member	Investments

Garnet LIHTC Fund XXXVII, LLC	Delaware	Members: Garnet Community Investments XXXVII, LLC (.01%); LIH Realty Corporation, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXXVIII, LLC	Delaware	Members: Garnet Community Investments XXXVIII, LLC, non- Member Manager; non-affiliate of AEGON, Norlease, Inc. (100%)	Investments

Garnet LIHTC Fund XXXIX, LLC	Delaware	Members: Garnet Community Investments XXXIX, LLC at 1% managing Member and non-AEGON affiliate, FNBC Leasing Corporation as the 99% investor Member.	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XL, LLC	Delaware	Members: Garnet Community Investments XL, LLC as a .01% Member and non-AEGON affiliate, Partner Reinsurance Company of the U.S. as the 99.99% Member.	Investments

Garnet LIHTC Fund XLI, LLC	Delaware

Members: Transamerica Life Insurance Company (9.990%) and Garnet Community Investments XLI, LLC (.01% managing Member); non- AEGON affiliates : BBCN Bank (1.2499%), East West Bank (12.4988%), Opus Bank (12.4988%),

Standard Insurance Company (24.9975%), Mutual of Omaha (12.4988%), Pacific Western Bank (7.4993%) and Principal Life Insurance Company (18.7481%).

Investments

Ganet LIHTC Fund XLII, LLC	Delaware	Members: Garnet Community Investments XLII, LLC (.01%) managing Member; non-affiliates of AEGON: Community Trust Bank (83.33%) investor Member; Metropolitan Bank (16.66%) investor Member.	Investments

Garnet LIHTC Fund XLIV-A, LLC	Delaware	Sole Member: ING Capital, LLC; Asset Manager: Garnet Community Investments XLIV, LLC (0% interest)	Investments

Garnet LIHTC Fund XLIV-B, LLC	Delaware	Sole Member: Lion Capital Delaware, Inc.; Asset Manager: Garnet Community Investments XLIV, LLC (0% interest)	Investments

Garnet LIHTC Fund XLVI, LLC	Delaware	Members: Garnet Community Investments XLVI, LLC (0.01%) managing Member; non-affiliate of AEGON, Standard Life Insurance Company (99.99%) investor Member	Investments

Garnet LIHTC Fund XLVII, LLC	Delaware	Members: Garnet Community Investments XLVII, LLC (1%) managing Member; Transamerica Premire Life Insurance Company (14%) investor Member; non-affiliate of AEGON: Citibank, N.A. (49%) investor Member; New York Life Insurance Company (20.5%) investor Member and New York Life Insurance and Annuity Corporation (15.5%) investor Member.	Investments

Garnet LIHTC Fund XLVIII, LLC	Delaware	Members: Transamerica Financial Life Insurance Company (75.18%) and Garnet Community Investments XXXLVIII, LLC (.01%); non-affiliates of AEGON: U.S. Bancorp Community Development Corporation (21.04%), American Republic Insurance Company (2.84%), Bank of Hope (.93%)	Investments

Horizons Acquisition 5, LLC	Florida	Sole Member—PSL Acquisitions Operating, LLC	Development company

Horizons St. Lucie Development, LLC	Florida	Sole Member—PSL Acquisitions Operating, LLC	Development company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Imani Fe, LP	California	Partners: Garnet LIHTC Fund XIV, LL (99.99% investor limited partner); Transamerica Affordable Housing, Inc. (non-owner special limited partner); non- affiliates of AEGON: ABS Imani Fe, LLC (.0034% class A limited partner); TAH Imani Fe GP, LLC (.0033% co-general partner); Grant Housing and Economic Development Corporation (.0033% managing general partner)	Affordable housing

InterSecurities Insurance Agency, Inc.	California	100% Transamerica Premier Life Insurance Company	Insurance agency

Interstate North Office Park GP, LLC	Delaware	Sole Member: Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park, LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park Owner, LLC	Delaware	Sole Member: RCC North America LLC	Investments

Interstate North Office Park (Land) GP, LLC	Delaware	Sole Member: Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park (Land) LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Investors Warranty of America, LLC	Iowa	Sole Member: RCC North America LLC	Leases business equipment

Ironwood Re Corp.	Hawaii	100% Commonwealth General Corporation	Captive insurance company

LCS Associates, LLC	Delaware	Sole Member: RCC North America LLC	Investments

Life Investors Alliance LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Purchase, own, and hold the equity interest of other entities

LIHTC Fund 53, LLC	Delaware	Non-Member Manager, AEGON Community Investments 53, LLC (0%); non-affiliates of AEGON: Bank of America, National Association (98%); MUFG Union Bank, N.A. (2%)	Investments

LIHTC Fund 56, LLC	Delaware	Members: Managing Member—Aegon Community Investments 56, LLC (0%); non-affiliates of AEGON, Bank of America, National Association (90%) and MUFG Union Bank, N.A. (10%)	Investments

LIHTC Fund 59, LLC	Delaware	Member: Aegon Community Investments 59, LLC	Investments

LIHTC Fund XLV, LLC	Delaware	Non-Member Manager: Garnet Community Investments XLV, LLC (0%)	Investments

LIHTC Fund XLIX, LLC	Delaware	Sole Member: Garnet Community Investments XLIX, LLC	Investments

LIICA Re II, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Massachusetts Fidelity Trust Company	Iowa	100% AUSA Holding, LLC	Trust company

Mitigation Manager, LLC	Delaware	Sole Member: RCC North America LLC	Investments

MLIC Re I, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company

Money Services, Inc.	Delaware	100% AUSA Holding, LLC	Provides certain financial services for affiliates including, but not limited to, certain intellectual property, computer and computer- related software and hardware services, including procurement and contract services to some or all of the Members of the AEGON Group in the United States and Canada.

Monumental Financial Services, Inc.	Maryland	100% Transamerica Corporation	DBA in the State of West Virginia for United Financial Services, Inc.

Monumental General Administrators, Inc.	Maryland	100% AUSA Holding, LLC	Provides management services to unaffiliated third party administrator

Natural Resources Alternatives Portfolio I, LLC	Delaware	Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%); Managing Member: AEGON USA Realty Advisors, LLC	Investment vehicle—to invest in Natural Resources

Oncor Insurance Services, LLC	Iowa	Sole Member—Life Investors Financial Group, Inc.	Direct sales of term life insurance

Osceola Mitigation Partners, LLC	Florida	Members: Mitigation Manager, LLC (50%); non-affiliate of AEGON, OBPFL- MITBK, LLC (50%)	Investmetns

Pearl Holdings, Inc. I	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Pearl Holdings, Inc. II	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Peoples Benefit Services, LLC	Pennsylvania	Sole Member—Transamerica Life Insurance Company	Marketing non-insurance products

Pine Falls Re, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company

Placer 400 Investors, LLC	California	Members: RCC North Amerivca LLC (50%); non-affiliate of AEGON, AKT Placer 400 Investors, LLC (50%)	Investments

Primus Guaranty, Ltd.	Bermuda	Members: Transamerica Life Insurance Company (20% 13.1%) and non- affiliates of AEGON and the public holders own the remainder.	Provides protection from default risk of investment grade corporate and sovereign issues of financial obligations.

PSL Acquisitions Operating, LLC	Iowa	Sole Member: RCC North America LLC	Owner of Core subsidiary entities

RCC North America LLC	Delaware	Sole Member: Transamerica Corporation	Real estate

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Real Estate Alternatives Portfolio 2 LLC	Delaware	Members are: Transamerica Life Insurance Company (92.%); Transamerica Financial Life Insurance Company (7.5%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3 LLC	Delaware	Members are: Transamerica Life Insurance Company (74.4% ); Transamerica Premier Life Insurance Company (25.6%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3A, Inc.	Delaware	Members: Transamerica Premier Life Insurance Company (37%); Transamerica Financial Life Insurance Company (9.4%); Transamerica Life Insurance Company (53.6%).	Real estate alternatives investment

Real Estate Alternatives Portfolio 4 HR, LLC	Delaware	Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Real Estate Alternatives Portfolio 4 MR, LLC	Delaware	Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

River Ridge Insurance Company	Vermont	100% AEGON Management Company	Captive insurance company

SB Frazer Owner, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Second FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate

Seventh FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate

Short Hills Management Company	New Jersey	100% Transamerica Corporation	Dormant

St. Lucie West Development Company, LLC	Florida	Sole Member—PSL Acquisitions Operating, LLC	Development company

Stonebridge Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan

TABR Realty Services, LLC	Delaware	Sole Member: AUSA Holding, LLC	Real estate investments

TAH-MCD IV, LLC	Iowa	Sole Member—Transamerica Affordable Housing, Inc.	Serve as the general partner for McDonald Corporate Tax Credit Fund IV Limited Partnership.

TAH Pentagon Funds, LLC	Iowa	Sole Member—Transamerica Affordable Housing, Inc.	Serve as a general partner in a lower-tier tax credit entity

TAHP Fund 1, LLC	Delaware	Sole Member—Garnet LIHTC Fund IX, LLC	Real estate investments

TAHP Fund 2, LLC	Delaware	Sole Member—Garnet LIHTC Fund VIII, LLC	Low incoming housing tax credit

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
TAHP Fund VII, LLC	Delaware	Investor Member: Garnet LIHTC Fund XIX, LLC	Real estate investments

TCF Asset Management Corporation	Colorado	100% TCFC Asset Holdings, Inc.	A depository for foreclosed real and personal property.

TCFC Air Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

TCFC Asset Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

The AEGON Trust Advisory Board: Mark W. Mullin, Alexander R. Wynaendts, and Jay Orlandi	Delaware	100% AEGON International B.V.	Voting Trust

THH Acquisitions, LLC	Iowa	Sole Member—Transamerica Life Insurance Company	Acquirer of Core South Carolina mortgage loans from Investors Warranty of America, LLC and holder of foreclosed real estate.

TLIC Oakbrook Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

TLIC Riverwood Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

TLIC Watertree Reinsurance Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

Tradition Development Company, LLC	Florida	Sole Member—PSL Acquisitions Operating, LLC	Development company

Tradition Irrigation Company, LLC	Florida	Sole Member—PSL Acquisitions Operating, LLC	Irrigation company

Tradition Land Company, LLC	Iowa	Sole Member: RCC North America LLC	Acquirer of Core Florida mortgage loans from Investors Warranty and holder of foreclosed real estate.

Transamerica Accounts Holding Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Advisors Life Insurance Company	Arkansas	100% Transamerica Corporation	Insurance company

Transamerica Affinity Marketing Corretora de Seguros Ltda.	Brazil	749,000 quota shares owned by AEGON DMS Holding B.V.; 1 quota share owned by AEGON International B.V.	Brokerage company

Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company

Transamerica Affordable housing, Inc.	California	100% Transamerica Realty Services, LLC	General partner LHTC Partnership

Transamerica Agency Network, Inc.	Iowa	100% AUSA Holding, LLC	Special purpose subsidiary

Transamerica Asset Management, Inc.	Florida	Transamerica Premier Life Insurance Company owns 77%; AUSA Holding, LLC owns 23%.	Fund advisor

Transamerica Aviation LLC	Delaware	Sole Member: TCFC Air Holdings, Inc.	Special purpose corporation

Transamerica (Bermuda) Services Center, Ltd.	Bermuda	100% AEGON International B.V.	Special purpose corporation

Transamerica Capital, Inc.	California	100% AUSA Holding, LLC	Broker/Dealer

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Casualty Insurance Company	Iowa	100% Transamerica Corporation	Insurance company

Transamerica Commercial Finance Corporation, I	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Consumer Finance Holding Company	Delaware	100% TCFC Asset Holdings, Inc.	Consumer finance holding company

Transamerica Corporation	Delaware	100% The AEGON Trust	Major interest in insurance and finance

Transamerica Corporation	Oregon	100% Transamerica Corporation	Holding company

Transamerica Distribution Finance—Overseas, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Commercial Finance

Transamerica Finance Corporation	Delaware	100% Transamerica Corporation	Commercial & Consumer Lending & equipment leasing

Transamerica Financial Advisors, Inc.	Delaware	1,000 shares owned by AUSA Holding, LLC; 209 shares owned by Commonwealth General Corporation; 729 shares owned by AEGON Asset Management Services, Inc.	Broker/Dealer

Transamerica Financial Life Insurance Company	New York	88% Transamerica Corporation; 12% Transamerica Life Insurance Company	Insurance

Transamerica Fund Services, Inc.	Florida	Transamerica Premier Life Insurance Company owns 44%; AUSA Holding, LLC owns 56%	Mutual fund

Transamerica Home Loan	California	100% Transamerica Consumer Finance Holding Company	Consumer mortgages

Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary

Transamerica International Direct Marketing Consultants, LLC	Maryland	Members: 51% Beth Lewellyn; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.

Transamerica International RE (Bermuda) Ltd.	Bermuda	100% Transamerica Corporation	Reinsurance

Transamerica International Re Escritório de Representação no Brasil Ltd	Brazil	95% Transamerica International Re(Bermuda) Ltd.; 5% Commonwealth General Corporation	Insurance and reinsurance consulting

Transamerica Investment Management, LLC	Delaware	Sole Member—AEGON USA Asset Management Holding, LLC	Investment advisor

Transamerica Investors Securities Corporation	Delaware	100% Transamerica Retirement Solutions, LLC	Broker/Dealer

Transamerica Leasing Holdings Inc.	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Life Insurance Company	Iowa	100%—Commonwealth General Corporation	Insurance

Transamerica Life (Bermuda) Ltd.	Bermuda	100% Transamerica Life Insurance Company	Long-term life insurer in Bermuda — will primarily write fixed universal life and term insurance

Transamerica Pacific Insurance Company, Ltd.	Hawaii	100% Commonwealth General Corporation	Life insurance

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Premier Life Insurance Company	Iowa	100% Commonwealth General Corporation	Insurance Company

Transamerica Pyramid Properties LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Realty limited liability company

Transamerica Realty Investment Properties LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Realty limited liability company

Transamerica Redwood Park, LLC	Delaware	Sole Member—Transamerica Corporation	Hold property interests in Redwood Park in California

Transamerica Resources, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides education and information regarding retirement and economic issues.

Transamerica Retirement Advisors, LLC	Delaware	Sole Member: Transamerica Retirement Solutions, LLC	Investment advisor

Transamerica Retirement Insurance Agency, LLC	Delaware	Sole Member: Transamerica Retirement Solutions, LLC	Conduct business as an insurance agency.

Transamerica Retirement Solutions, LLC	Delaware	Sole Member: AUSA Holding, LLC	Retirement plan services.

Transamerica Small Business Capital, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Stable Value Solutions Inc.	Delaware	100% Commonwealth General Corporation	Principle Business: Provides management services to the stable value division of AEGON insurers who issue synthetic GIC contracts.

Transamerica Travel and Conference Services, LLC	Iowa	Sole Member: Money Services, Inc.	Travel and conference services

Transamerica Vendor Financial Services Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Provides commercial leasing

Transamerica Ventures, LLC	Delaware	Sole Member: AUSA Holding, LLC	Investments

Transamerica Ventures Fund, LLC	Delaware	100% AUSA Holding, LLC	Investments

United Financial Services, Inc.	Maryland	100% Transamerica Corporation	General agency

Universal Benefits, LLC	Iowa	Sole Member: AUSA Holding, LLC	Third party administrator

US PENG, INC.	Delaware	Sole Member: AEGON Levensverzekering N.V.	Energy investment strategy

WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency

WFG Properties Holdings, LLC	Georgia	Sole Member: World Financial Group, Inc.	Marketing

WFG Reinsurance Limited	Hawaii	51% owned by World Financial Group, Inc.; remaining 49% is annually offered to independent contractors associated with WFG Reinsurance Ltd.	Reinsurance

WFG Securities Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer

World Financial Group Canada Inc.	Canada	100% World Financial Group Holding Company of Canada Inc.	Marketing

World Financial Group Holding Company of Canada Inc.	Canada	100% Commonwealth General Corporation	Holding company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing

World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency

World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency, Inc.	California	100% Transamerica Premier Life Insurance Company	Insurance agency

World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company

Yarra Rapids, LLC	Delaware	Members are: Real Estate Alternatives Portfolio 4MR, LLC (49%) and non- AEGON affiliate (51%)	Real estate investments

Zahorik Company, Inc.	California	100% AUSA Holding, LLC	Inactive

Zero Beta Fund, LLC	Delaware	Members are: Transamerica Life Insurance Company (33.06%); Transamerica Premier Life Insurance Company (36.40%); Transamerica Financial Life Insurance Company (18.13%); Transamerica Pacific Insurance Company, Ltd. (12.41%). Manager: AEGON USA Investment Management LLC	Aggregating vehicle formed to hold various fund investments.

Item 27.    Number of Contract Owners

As of April 30, 2019, there were 4,055 Contract owners.

Item 28.    Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies producers for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

(a)	Transamerica Capital, Inc. serves as the principal underwriter for:

Transamerica Capital, Inc. serves as the principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA B, Separate Account VA Q, Separate Account VA FF, Separate Account VA HH, Separate Account VA-1, Separate Account VA-2L, Separate Account VA-5, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Separate Account Fund B, Separate Account Fund C, Transamerica Corporate Separate Account Sixteen, Transamerica Separate Account R3, Separate Account VL, Separate Account VUL-1; Separate Account VUL-2, Separate Account VUL-3, Separate Account VUL-4, Separate Account VUL-5, Separate Account VUL-6, Separate Account VUL-A, and Variable Life Account A. These accounts are separate accounts of Transamerica Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA BNY, Separate Account VA QNY, TFLIC Separate Account VNY, Separate Account VA-2LNY, TFLIC Separate Account C, Separate Account VA-5NLNY, Separate Account VA-6NY, TFLIC Series Annuity Account, TFLIC Series Life Account, TFLIC Pooled Account No. 44, Transamerica Variable Funds, ML of New York Variable Annuity Separate Account A, ML of New York Variable Annuity Separate Account B, ML of New York Variable Annuity Separate Account C, ML of New York Variable Annuity Separate Account D, ML of New York Variable Life Separate Account, and ML of New York Variable Life Separate Account II. These accounts are separate accounts of Transamerica Financial Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Separate Account VA BB, Separate Account VA CC, Separate Account VA U, Separate Account VA V, Separate Account VA AA, WRL Series Annuity Account, WRL Series Annuity Account B, WRL Series Life Account, WRL Series Life Account G, WRL Series Life Corporate Account and Separate Account VL E. This account is a separate account of Transamerica Premier Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Merrill Lynch Life Variable Annuity Separate Account, Merrill Lynch Life Variable Annuity Separate Account A, Merrill Lynch Life Variable Annuity Separate Account B, Merrill Lynch Life Variable Annuity Separate Account C, Merrill Lynch Life Variable Annuity Separate Account D, Merrill Lynch Variable Life Separate Account, and Merrill Lynch Life Variable Life Separate Account II. These accounts are separate accounts of Transamerica Advisors Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Transamerica Series Trust, Transamerica Funds, Transamerica Investors, Inc., and Transamerica Asset Allocation Variable Funds.

(b)	Directors and Officers of Transamerica Capital, Inc.:

Name	Principal Business Address	Position and Offices with Underwriter

Brian Beitzel	(2)	Director, Treasurer and Chief Financial Officer

Joe Boan	(1)	Director and Vice President

David R. Paulsen	(3)	Director, Chief Executive Officer, President and Chairman of the Board

Doug Hellerman	(3)	Chief Compliance Officer

Gregory E. Miller-Breetz	(1)	Secretary

Vincent J. Toner	(3)	Vice President

Alison Ryan	(3)	Assistant Secretary

(1)	100 Light Street, Floor B1, Baltimore, MD 21202
(2)	4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001
(3)	1801 California Street, Suite 5200, Denver, CO 80202

(c)    Compensation to Principal Underwriter:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions(1)	Compensation on Redemption	Brokerage Commissions	Compensation
Transamerica Capital, Inc.	5,783,205	0	0	0

(1)      Fiscal Year 2018

Item 30.    Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Manager Regulatory Filing Unit, Transamerica Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.

Item 31.    Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32.    Undertakings

(a)        Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

(b)        Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c)        Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Transamerica Life Insurance Company at the address or phone number listed in the Prospectus.

(d)        Transamerica Life Insurance Company hereby represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica Life Insurance Company.

SECTION 403(B) REPRESENTATIONS

Transamerica Life Insurance Company represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

TEXAS ORP REPRESENTATION

The Registrant intends to offer policies to participants in the Texas Option Retirement Program. In connection with that offering, the Registrant is relying on Rule 6c-7 under the Investment Company Act of 1940 and is complying with, or shall comply with, paragraphs (a) – (d) of that Rule.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Denver and State of Colorado, on this 1st day of July, 2019.

MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT A
Registrant

TRANSAMERICA LIFE INSURANCE COMPANY
Depositor

*
Blake S. Bostwick
Director and President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

* Blake S. Bostwick	Director and President	July 1, 2019

* Eric J. Martin	Controller, Senior Vice President and Assistant Treasurer	July 1, 2019

* Mark W. Mullin	Director and Chairman of the Board	July 1, 2019

* Jay Orlandi	Director, Executive Vice President, Secretary and General Counsel	July 1, 2019

* David Schulz	Director, Chief Tax Officer and Senior Vice President	July 1, 2019

* C. Michiel van Katwijk	Director, Executive Vice President, Chief Financial Officer and Treasurer	July 1, 2019

/s/ Brian Stallworth Brian Stallworth	Assistant Secretary	July 1, 2019

*	By: Brian Stallworth – Attorney-in-Fact pursuant to Powers of Attorney filed previously and/or herewith.

Registration No.

333-

811 - 06459

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR

MERRILL LYNCH INVESTOR CHOICE ANNUITYSM (INVESTOR SERIES)

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Page No.~~*~~
1(b)	Resolution of the Board of Directors of Transamerica Life Insurance Company Approving Plan of Merger with Transamerica Advisors Life Insurance Company.
1(c)	Resolution of the Board of Directors of Transamerica Advisors Life Insurance Company Approving Plan of Merger with Transamerica Life Insurance Company
9	Opinion and Consent of Counsel
10	Consent of Independent Registered Public Accounting Firm
13	Powers of Attorney

* Page numbers included only in manually executed original.